Exhibit 99.1

1.1 – Representation and Identification of people responsible for the annual report

Name of the person responsible for the contents of the annual report	Armando Casado de Araujo

Role	Investor Relations Officer

Name of the person responsible for the contents of the annual report	José da Costa Carvalho Neto

Role	Chief Executive Officer

The officers above represent that:

a. they have reviewed the annual report

b. all the information contained in this annual reports meets the requirements of CVM Instruction No. 480, especially articles 14 through 19

c. the information contained herein is accurate, precise and form a complete picture of the issuer’s economic-financial situation and the risks related to its activities and the securities it issued.

[Letterhead of Eletrobras]

Representation

Jose da Costa Carvalho Neto, Brazilian, married, electrical engineer, registered with the Brazilian tax authorities under number 044.602.786-34, holder of ID number 107.024 SSP/MG, acting as Chief Executive Officer of CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS (the “Company”), represents for the purposes of item 1.1. of Annex 24 of CVM Instruction No. 480 of December 7, 2009, as amended, (“CVM Instruction 480”) that, he has:

a. reviewed the annual report;

b. all the information contained in this annual reports meets the requirements of CVM Instruction No. 480, especially articles 14 through 19; and

c. the information contained herein is accurate, precise and form a complete picture of the issuer’s economic-financial situation and the risks related to its activities and the securities it issued.

/s/ José da Costa Carvalho Neto

José da Costa Carvalho Neto

Chief Executive Officer

[Letterhead of Eletrobras]

Representation

Armando Casado de Araújo, Brazilian, married, business manager, registered with the Brazilian tax authorities under number 671.085.208-34, holder of ID number 2841.485 SSP/DF, acting as Chief Financial Officer and Investor Relations Officer of CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS (the “Company”), represents for the purposes of item 1.1. of Annex 24 of CVM Instruction No. 480 of December 7, 2009, as amended, (“CVM Instruction 480”) that, he has:

a. reviewed the annual report;

b. all the information contained in this annual reports meets the requirements of CVM Instruction No. 480, especially articles 14 through 19; and

c. the information contained herein is accurate, precise and form a complete picture of the issuer’s economic-financial situation and the risks related to its activities and the securities it issued.

/s/ Armando Casado de Araújo

Armando Casado de Araújo

Chief Financial Officer and Investor Relations Officer

2.1 / 2.2 Auditors’ identification and compensation

Does Eletrobras have auditors?	YES
CVM CODE	287-9
Type of auditor	National
Name / denomination	PricewaterhouseCoopers Auditores Independentes
Taxpayers’ Identification Numbers (CPF/CNPJ)	61.562.112/0001-20
Period of beginning of service	01/01/2009
Period of completion of service	12/31/2013
Description of the services

(i) Ordinary and special external audit services, hired for a 5 (five) year period, including (i) the review of BR GAAP quarterly financial information, the audit of the BR GAAP and US GAAP (SEC) annual financial statements for the years ended December 31, 2009 through 2013, including consolidated financial statements; (ii) examination of the Financial Statements and Supplementary Information required by the Brazilian Electric Power Agency (ANEEL), the Brazilian Securities and Exchange Commission (CVM) and Financial Institutions; (iii) issuance of reports and documents related to the services rendered; and (iv) examination of internal controls under the rules of IBRACON and of the Sarbanes-Oxley Act (SOX), resulting in the issuance of the required reports and certificates.

External auditors’ total compensation segregated by service	In the last fiscal year, ended December 31, 2013, the external auditors received, for the services rendered, total fees of R$18.6 million.
Motivation for change of auditors

Eletrobras effected the change of its auditors in order to comply with the rotation requirement of the independent audit firm in compliance with article 31 of CVM Instruction no. 308, dated May 14, 1999.

Reasoning of auditors in case of disagreement of the issuer’s motivation	Not applicable, since there was disagreement by the auditors.

Name of the Responsible representative	Period of services rendered	CPF	Address
Guilherme Naves Valle	01/01/2009	541.991.58 6-34	Avenida José da Silva de Azevedo Neto, 200 - Torre Evolution IV, Barra da Tijuca, Rio de Janeiro, RJ, Brasil, CEP 22775-056, Telephone (21) 3232-6113, e-mail: guilherme.valle@br.pwc.com

Does Eletrobras have auditors?	YES
CVM CODE	00418-9
Type of auditor	National
Name / denomination	KPMG Auditores Independentes
Taxpayers’ Identification Numbers (CPF/CNPJ)	57.755.217/0003-90
Period of beginning of service	01/01/2014
Period of completion of service
Description of the services

Ordinary and special external audit services, for consolidated and individual financial statements, for local reasons (CPC/CVM) and IASB/SEC, for the years 2014, 2015 and 2016 and review of quarterly financial information (1Q2014, 2Q2014, 3Q2014, 1Q2015, 2Q2015, 3Q2015, 1Q2016, 2Q2016 and 3Q2016).

Review of tax procedures and examination of the Financial Statements and Supplementary Information required by the Brazilian Electric Power Agency (ANEEL) CVM, and Financial Institutions (e.g. BIRD/BID), issuance of reports and documents related to the services rendered, and examination of internal controls under the rules of IBRACON and of the Sarbanes-Oxley Act (SOX), resulting in the issuance of the required reports and certificates.

External auditors’ total compensation segregated by service

In the last fiscal year, ended December 31, 2015, the external auditors received, for the services rendered, total fees of R$15.9 million (considering the services rendered for all the companies consolidated into Eletrobras’ financial statements).

Motivation for change of auditors	The contract aims to meet the terms under article 31 of CVM Instruction no. 308, of May 14, 1999, which determines changing independent auditors every five years.

Reasoning of auditors in case of disagreement of the issuer’s motivation	Not applicable, since there was disagreement by the auditors.

Name of the Responsible representative	Period of services rendered	CPF	Address
Danilo Siman Simões	01/01/2014	524.053.116- 15	Avenida Almirante Barroso, 52, 4º andar, Centro, Rio de Janeiro, RJ, CEP 20031- 000. Telephone (21) 3515-9400. Fax: (21) 3515-9000, e-mail: dsimoes@kpmg.com.br

2.3 Other material information

Procedures Adopted to avoid Conflicts of Interest, Loss of Independence or Objectivity by the External Auditors

Eletrobras adopts certain standards aiming to avoid conflicts of interests or the loss of independence and objectivity by the independent external auditors. In accordance with CVM Instruction no. 308, as of May 14, 1999, the substitution of Eletrobras’ external auditors is mandatory each five years (maximum), and the same auditors may not be hired again within a period of three years. In 2013, Eletrobras has replaced its independent auditors pursuant to the provisions of such rules. In addition, in accordance with Eletrobras’ by-laws, the Board of Directors has the power to hire and dismiss the External Auditors. Finally, aiming to standardize the financial statements of the Eletrobras’ companies, the same audit firm audits all the companies (except for Itaipu).

At Eletrobras, the Fiscal Council is responsible for examining the independence of the independent auditor and approve any provision of other services, after the assessment by the accounting area.

Amounts paid to Company Auditors

In line with the terms in item 2.2. in this Reference Form, in the fiscal year ended December 31, 2015, Eletrobras has made payments to PriceWaterhouseCoopers Auditores Independentes, as independent auditors of the financial statements related to the fiscal year ended 12/31/2013, related to the restatement of the audit opinion, under the spreadsheet below.

Compensation (Fees and Services) related to External Audit Services (in R$)
Independent Auditor	2015	2014	2013
PricewaterhouseCoopers (R$)	299,780.00	4,625,186.45	18,591,123.11
KPMG Transaction and Forensic Services	4,010,874.00	-	-
KPMG Auditores Independentes(R$)	11,764,219.86	7,208,399.97	409,000.00
KPMG Auditores Independentes(R$) - Itaipu	82,092.70	175,429.94	46,748.00
Total	16,156,966.56	12,009,016.36	19,046,871.11

3.1 Financial Information

	Fiscal Year (12/31/2015)	Fiscal Year (12/31/2014)	Fiscal Year (12/31/2013)
Shareholders’ Equity	41,739,222,000.00	56,848,500,000.00	61,577,296,000.00
Total Assets	149,645,408,000.00	144,631,697,000.00	138,594,389,000.00
Net Revenue	32,588,838,000.00	30,137,807,000.00	23,835,644,000.00
Gross Income	15,597,279,000.00	13,810,448,000.00	11,724,950,000.00
Net Income	(14,953,658,000.00)	(2,962,502,000.00)	(6,191,660,000.00)
Number of shares (without treasury stock) (Units)	1,352,634,100	1,352,634,100	1,352,634,100
Par Value (Reais unit)	30.857733	42.027996	45.523986
Basic income per share	(10.676657)	(2.240855)	(4.574000)
Diluted income per share	(10.676657)	(2.240855)	(4.574000)

3.2 Non-accounting measurements

a) quantification of non-accounting measurements:

EBITDA

EBITDA is calculated by the sum of the results of operation before the financial result, depreciation and amortization. EBITDA is not an accounting measurement under BR GAAP, does not correspond to the cash flow of the periods indicated and should not be considered as a substitute for net income as a liquidity index. EBITDA is an additional information to the financial statements of Eletrobras and shall not be used as a substitute for the audited information. EBITDA does not have a standard definition and the concept of EBITDA used by Eletrobras may not be comparable to those used by other companies.

b) conciliation between the disclosed figures and the amounts in the audited financial statements:

The calculation of EBITDA is presented below:

(in R$ million) Year	Year ended December 31
	2015	2014	2013
Net income	(14,954)	(2,963)	(6,192)
+ Reserves for Income Tax and Social Contribution	710	1,701	1,367
+ Financial Result	1,699	(695)	(377)
+ Depreciation and Amortization	1,843	1,777	1,512
EBITDA	(10,702)	(180)	(3,689)

c) explanation and reasons why the issuer believes the measurement is appropriate to precisely comprehend its financial condition and results of operations:

EBITDA is used as a performance measurement by management and, therefore, Eletrobras believes its inclusion herein is important. Eletrobras’ management believes that the EBITDA is a practical measurement to evaluate its operational performance and to allow comparisons with other companies in the same industry, even though such other companies may calculate it differently.

We calculate EBITDA pursuant to CVM Instruction no. 527, as of October 4, 2012, as follows: net income, plus taxes on income, financial expenses net of financial revenues and depreciation, amortization and exhaustion.

The consolidated cash generation measured by EBITDA is not a BR GAAP/IFRS measurement unit and does not represent the cash flows for the presented periods. Accordingly, it shall not be used as an alternative measurement to net profit (losses), as an isolate unit of operational performance or an alternative to the cash flows as a source of liquidity.

3.3 Subsequent events to the latest financial statements

The subsequent events to Eletrobras’ consolidated financial statements for the year ended December 31, 2015, which were approved by the board of directors of the Company on March 30, 2016:

Renegotiation of the debt of the Subsidiary CELG D with Itaipu

The Provisional Measure No. 677/2015, which provides for concession agreements in the electricity sector and which was converted into Law No. 13182/2015, amends Law No. 9,491/1997 to authorize companies in the National Privatization Program - PND, upon approval by the National Agency of Electric Energy (“ANEEL”), from the date of inclusion into the PND, to renegotiate foreign currency sectorial debt, to be translated into national currency, with monthly compensation based on the variation of the index of the Special System of Clearance and Custody – SELIC and within a maximum of 120 months considering the grace and amortization periods.

On February 3, 26, the ANEEL has agreed upon the renegotiation of the debt of CELG Distribuição S.A (“CELG-D”), in foreign currency, related to the sale of electricity from Itaipu, to be converted into national currency, with monthly interests according to the variation of the –SELIC index, pursuant to paragraphs 10 and 11 in Article 6 in Law No. 9,491/1997, included by Law No. 13,182/2015, from November 3, 2015 (“Renegotiation”).

This renegotiation is subject to certain conditions, including the following: (i) prohibition to agree on new debt payment terms with the Itaipu Account while the payment of the Renegotiation is still pending; (ii) the Renegotiation refers to the debt balance on October 30, 2015; (iii) the Renegotiation shall be paid in advance in the event of default in the payment to Itaipu Account quotas or in case of any delay of more than 30 days in the payment of any portion of the Renegotiation; (iv) timely payments to Itaipu Account due by the date of execution of the document, and (v) irretrievable and extrajudicial confession of the renegotiated debt, waving any other related rights.

As per the Decision No. 310/2016, the outstanding balance due by CELG-D under the Agreement ECF 3002/2012, on October 30, 2015, in the amount of US$ 334,940,000, would be converted into national currency in accordance with Law No. 13182/2015, according to the US dollar exchange rate of R$ 2.6929, published by the Central Bank on January 2, 2015, totaling R$ 901.95 million.

Agreement for the purchase and sale of electricity

The subsidiary Furnas, on March 3, 2016, exercised the purchase option of the electricity in the free market under the contract entered with the company Santo Antônio Energia S/A, whose supply would take place in the period between January 1, 2017 and January 31, 2020, and would collect the amount of R$ 156.7 million, regarding the original value of the deal (R$ 130.0 million) for the future delivery of this energy and its corresponding update (R$ 26.7 million).

Loan from Caixa Econômica Federal

The management of the subsidiary Eletronorte decided, on January 19, 2016, to negotiate a Bank Credit in the amount of R$ 400.0 million with Caixa Econômica Federal, with the purpose of financial boosting the company’s cash flow. The funds will be available to the extent deemed necessary.

Issuance of Promissory Notes

On March 7, 2016, the subsidiary Eletrosul held the 2nd issuance of promissory notes, in a single series, consisting of 500 commercial promissory notes with a face value of R$ 500 thousand, totaling R$ 250.0 million, maturing on March 2, 2017, compensated at 100% of the accumulated variation of the average daily rates of DI + spread of 3.5% p.a. Issuance costs paid to Banco BTG Pactual relating to the commission for the structuring, placement and collateral were of R$ 6.9 million.

Consórcio Angramon – Angra 3 Nuclear Power Plant

Eletronuclear has suspended the electromechanic assembly and civil work contracts for Angra 3, and a lawsuit was filed by Consórcio Angramon in order to terminate the electromechanical assembly agreement on the grounds of lack of payment by the subsidiary Eletronuclear, for more than 90 days and the non application, also by Eletronuclear, of the penalties or enforcement of agreement guarantee.

Eletronuclear submitted its defense through its attorneys and Consórcio Angramon presented its response. The provisional injunction was not granted by the judge. In that same decision, the Court determined the summoning of the Federal Government to express any interest in the dispute, which became effective on the date of March 22, 2016. The estimated amount of the claim is R$ 64.5 million.

Capital contribution Norte Energia S.A.

In February 2016, the management of the subsidiary Eletronorte approved the investment of R$ 119.9 million in Norte Energia S.A., made in March 2016. This value is related to the 19.98% of the shares that Eletronorte hold in the company, which increased its capital to R$ 9,000 million. After the investment, the subsidiary’s invested capital was of R$ 1,798.2

Incorporation of AFAC into the capital

On January 14, 2016, the subsidiaries of Eletrosul listed below increased their capital through the transfer of funds received as advances for future capital increases (AFAC), as shown below:

Date	Company	Total (R$ million)
01/14/2016	Chuí IX	49.9
01/14/2016	Hermenegildo I	173.2
01/14/2016	Hermenegildo II	173.2
01/14/2016	Hermenegildo III	147.6
	Total	543.9

Abengoa’s Recovery Plan

Eletrobras was informed of the recovery request made in Court on January 29, 2016 by the companies Abengoa Concessões Brasil S.A. (“Abengoa Concessões”) and Abengoa Greenfield Brasil Holding S.A. (“Abengoa Greenfield”), pursuant to Law No. 11101/05. The request was submitted to the 6th Corporate Court of Justice of Rio de Janeiro and, until the date of reporting of the financial statements for the year ended December 31, 2015, it was still pending approval.

Abengoa Concessões holds shares in companies in which the subsidiary Eletronorte also holds a stake. This, however, does not imply the recovery of the companies in which both Eletronorte and Abengoa Concessões hold shares, as these companies are in operation and intend to continue pursuing its activities, as well as complying with its commitments regularly.

As of the date of disclosure of the financial statements for the year ended December 31, 2015, the recovery claim had had no impact on the Company’s operations or in the preparation and presentation of the financial statements for the year ended December 31, 2015. Management will continue to monitor the development of this recovery request and any possible direct and indirect consequences for Eletrobras, if any.

Renegotiation of the debt service of the loan agreements

On February 24, 2016, Eletrobras’ Board of Directors approved the renegotiation of the debt service of the loan agreements of the subsidiary Eletrosul with Eletrobras, with the suspension of payment of principal and incorporation of interests, from November 2015 to June 2016 in the amount of R$ 1,826.4 million.

Payments of principal and interests on these agreements shall resume on July 2016.

3.4 Income distribution policy

Year	2015	2014	2013
(a) Rules on income retention

In accordance with Brazilian Corporate Law, the Shareholders’ Meeting of Eletrobras may determine, pursuant to Management’s proposal, the retention of part of the net income for use in investments by Eletrobras.

Eletrobras’ by-laws establish that:

The Shareholders’ Meeting shall allocate, in addition to the legal reserve, based on the annual net income: (i) 1% to the studies and project reserve, to execute studies and technical and economic feasibility studies in the electricity sector, and the balance of such reserve shall not exceed 2% of the capital stock subscribed and fully paid-up; and (ii) 50% to a investments reserve, for investments by concessionaires in the electricity sector, the balance of such reserve shall not exceed 75% of the capital stock subscribed and fully paid-up.

The Shareholders’ Meeting shall allocate, annually, an amount corresponding up to 1% of the net income to social assistance for Eletrobras’ employees, in accordance with plans approved by the Executive Board, and the balance of such contribution shall not exceed 1% of the capital stock subscribed and fully paid-up.

Eletrobras shall allocate, annually, whenever predicted in Eletrobras’ budget, amounts corresponding to, at least, 0.5% of the capital stock subscribed and fully paid-up at the end of the immediately preceding fiscal year, to be used in technological development programs.

Whenever the dividends correspond to 6% of the capital stock subscribed and fully paid-up, the Shareholders’ Meeting may determine percentages or amounts that will be distributed to the management.

On April 29, 2016, the annual shareholders’ meeting of Eletrobras approved no income retentions would be made. As no profits were posted in the fiscal year, Eletrobras has not allocated any amounts to the legal reserve.

In accordance with Brazilian Corporate Law, the Shareholders’ Meeting of Eletrobras may determine, pursuant to Management’s proposal, the retention of part of the net income for use in investments by Eletrobras.

Eletrobras’ by-laws establish that:

The Shareholders’ Meeting shall allocate, in addition to the legal reserve, based on the annual net income: (i) 1% to the studies and project reserve, to execute studies and technical and economic feasibility studies in the electricity sector, and the balance of such reserve shall not exceed 2% of the capital stock subscribed and fully paid-up; and (ii) 50% to a investments reserve, for investments by concessionaires in the electricity sector, the balance of such reserve shall not exceed 75% of the capital stock subscribed and fully paid-up.

The Shareholders’ Meeting shall allocate, annually, an amount corresponding up to 1% of the net income to social assistance for Eletrobras’ employees, in accordance with plans approved by the Executive Board, and the balance of such contribution shall not exceed 1% of the capital stock subscribed and fully paid-up.

Eletrobras shall allocate, annually, whenever predicted in Eletrobras’ budget, amounts corresponding to, at least, 0.5% of the capital stock subscribed and fully paid-up at the end of the immediately preceding fiscal year, to be used in technological development programs.

Whenever the dividends correspond to 6% of the capital stock subscribed and fully paid-up, the Shareholders’ Meeting may determine percentages or amounts that will be distributed to the management.

On April 30, 2015, the annual shareholders’ meeting of Eletrobras approved no income retentions would be made. As no profits were posted in the fiscal year, the Company has not allocated any amounts to the legal reserve.

In accordance with Brazilian Corporate Law, the Shareholders’ Meeting of Eletrobras may determine, pursuant to Management’s proposal, the retention of part of the net income for use in investments by Eletrobras.

Eletrobras’ by-laws establish that:

The Shareholders’ Meeting shall allocate, in addition to the legal reserve, based on the annual net income: (i) 1% to the studies and project reserve, to execute studies and technical and economic feasibility studies in the electricity sector, and the balance of such reserve shall not exceed 2% of the capital stock subscribed and fully paid-up; and (ii) 50% to a investments reserve, for investments by concessionaires in the electricity sector, the balance of such reserve shall not exceed 75% of the capital stock subscribed and fully paid-up.

The Shareholders’ Meeting shall allocate, annually, an amount corresponding up to 1% of the net income to social assistance for Eletrobras’ employees, in accordance with plans approved by the Executive Board, and the balance of such contribution shall not exceed 1% of the capital stock subscribed and fully paid-up.

Eletrobras shall allocate, annually, whenever predicted in Eletrobras’ budget, amounts corresponding to, at least, 0.5% of the capital stock subscribed and fully paid-up at the end of the immediately preceding fiscal year, to be used in technological development programs.

Whenever the dividends correspond to 6% of the capital stock subscribed and fully paid-up, the Shareholders’ Meeting may determine percentages or amounts that will be distributed to the management.

On April 30, 2014, the annual shareholders’ meeting of Eletrobras approved no income retentions would be made. As no profits were posted in the fiscal year, Eletrobras has not allocated any amounts to the legal reserve.

(b) Rules on dividends distribution	In accordance with Eletrobras’ by-laws, for each fiscal year, the distribution of dividends corresponding to not less than	In accordance with Eletrobras’ by-laws, for each fiscal year, the distribution of dividends corresponding to not less than	In accordance with Eletrobras’ by-laws, for each fiscal year, the distribution of dividends corresponding to not less than

25% of the net income, adjusted pursuant to the law, is mandatory.

Eletrobras’ by-laws determine that preferred shares are entitled priority in the dividend distribution, as follows:

(i) Class A preferred shares, which are those subscribed until June 23, 1969, and bonus shares resulting from said shares, shall be entitled to priority in the distribution of dividends, of eight per cent p.a. over the capital linked to that type and class of shares, to be equally divided among them; and Class B preferred shares, which are those subscribed by June 23, 1969, shall be entitled to priority in the distribution of dividends, at six per cent p.a. over the capital linked to that type and class of shares, to be equally divided among them. Preferred shares shall participate, in equal terms, with common shares, in the distribution of dividends, after the former have been assured the minimum dividend provided for in items (i) and (ii) above. Preferred shares shall be entitled to the receiving of dividends, by each share, at least ten per cent above the dividend attributable to each common share.

The minimum priority dividends of preferred shares shall be distributed whenever a net income is posted.

Because there was no profit in the fiscal year and there is no balance available in profit reserves, there is no distribution of dividends or interest on equity to Eletrobras shareholders according to the Shareholders’ Meeting held on April 29, 2016.

25% of the net income, adjusted pursuant to the law, is mandatory.

Eletrobras’ by-laws determine that preferred shares are entitled priority in the dividend distribution, as follows:

(i) Class A preferred shares, which are those subscribed until June 23, 1969, and bonus shares resulting from said shares, shall be entitled to priority in the distribution of dividends, of eight per cent p.a. over the capital linked to that type and class of shares, to be equally divided among them; and Class B preferred shares, which are those subscribed by June 23, 1969, shall be entitled to priority in the distribution of dividends, at six per cent p.a. over the capital linked to that type and class of shares, to be equally divided among them. Preferred shares shall participate, in equal terms, with common shares, in the distribution of dividends, after the former have been assured the minimum dividend provided for in items (i) and (ii) above. Preferred shares shall be entitled to the receiving of dividends, by each share, at least ten per cent above the dividend attributable to each common share.

The minimum priority dividends of preferred shares shall be distributed whenever a net income is posted.

On April 30, 2015, the annual shareholders’ meeting approved the distribution of interest on shareholders’ equity corresponding to R$ 0.09797857334 per class A and class B preferred share. Because there was no outstanding balance in the existing profit reserves, no interest on shareholders’ equity was declared to holders of common shares issued by Eletrobras.

25% of the net income, adjusted pursuant to the law, is mandatory.

Eletrobras’ by-laws determine that preferred shares are entitled priority in the dividend distribution, as follows:

(i) Class A preferred shares, which are those subscribed until June 23, 1969, and bonus shares resulting from said shares, shall be entitled to priority in the distribution of dividends, of eight per cent p.a. over the capital linked to that type and class of shares, to be equally divided among them; and Class B preferred shares, which are those subscribed by June 23, 1969, shall be entitled to priority in the distribution of dividends, at six per cent p.a. over the capital linked to that type and class of shares, to be equally divided among them. Preferred shares shall participate, in equal terms, with common shares, in the distribution of dividends, after the former have been assured the minimum dividend provided for in items (i) and (ii) above. Preferred shares shall be entitled to the receiving of dividends, by each share, at least ten per cent above the dividend attributable to each common share.

The minimum priority dividends of preferred shares shall be distributed whenever a net income is posted.

On April 30, 2014, the annual shareholders’ meeting approved the distribution of interest on shareholders’ equity corresponding to (i) R$ 0.40 per common share; (ii) R$ 2.18 per class A preferred share; and (iii) R$ 1.63 per class B preferred share.

(c) Periodicity of dividend distribution	Annual	Annual	Annual

(d) Restrictions to dividends distributions

In accordance with Brazilian Corporate Law, 5% of the net income of Eletrobras shall be allocated primarily to the legal reserve, which shall not exceed an amount corresponding to 20% of the capital stock.

Pursuant to its by-laws, Eletrobras shall distribute, for each fiscal year, dividends corresponding to not less than 25% of the net income, as adjusted pursuant to the Brazilian Corporate Law, provided that class A and B preferred shares are entitled to a

In accordance with Brazilian Corporate Law, 5% of the net income of Eletrobras shall be allocated primarily to the legal reserve, which shall not exceed an amount corresponding to 20% of the capital stock.

Pursuant to its by-laws, Eletrobras shall distribute, for each fiscal year, dividends corresponding to not less than 25% of the net income, as adjusted pursuant to the Brazilian Corporate Law, provided that class A and B preferred shares are entitled to a

In accordance with Brazilian Corporate Law, 5% of the net income of Eletrobras shall be allocated primarily to the legal reserve, which shall not exceed an amount corresponding to 20% of the capital stock.

Pursuant to its by-laws, Eletrobras shall distribute, for each fiscal year, dividends corresponding to not less than 25% of the net income, as adjusted pursuant to the Brazilian Corporate Law, provided that class A and B preferred shares are entitled to a minimum distribution equal to 8% and 6%, respectively, over the capital linked to that type and class of shares is complied with.

Net income may be capitalized, used to offset losses or retained, as provided for in Brazilian Corporate Law, and may not be distributed as dividends. Eletrobras may not distribute dividends to shareholders when management recommends, and the shareholders’ meeting approves, such payment is unadvisable considering the financial situation of the Company.

minimum distribution equal to 8% and 6%, respectively, over the capital linked to that type and class of shares is complied with.

Net income may be capitalized, used to offset losses or retained, as provided for in Brazilian Corporate Law, and may not be distributed as dividends. Eletrobras may not distribute dividends to shareholders when management recommends, and the shareholders’ meeting approves, such payment is unadvisable considering the financial situation of the Company.

minimum distribution equal to 8% and 6%, respectively, over the capital linked to that type and class of shares is complied with.

Net income may be capitalized, used to offset losses or retained, as provided for in Brazilian Corporate Law, and may not be distributed as dividends. Eletrobras may not distribute dividends to shareholders when management recommends, and the shareholders’ meeting approves, such payment is unadvisable considering the financial situation of the Company.

Other restrictions to dividend distribution, imposed by Law or regulation applicable to the issuer, or by contracts, judicial, administrative or arbitral decisions

There are no other restrictions to dividend distribution, imposed by Law or regulation applicable to the issuer, or by contracts, judicial, administrative or arbitral decisions.

In case of any loss during the fiscal year, Eletrobras may, upon the resolution of the Board ad referendum of the General Meeting of Shareholders, pay dividends and/or interests on its own capital to be deducted from the profit reserve account with the exception of the capital reserve and the legal reserve.

3.5 Dividend distribution and net income retention

(Reais)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Adjusted net income	(14,953,658,000.00)	(2,962,502,000.00)	(6,191,660,000.00)
Dividend distributed in comparison to the total adjusted net income	0.000000%	0.000000%	0.000000%
Return rate in relation to the issuer’s shareholders’ equity	-35.826394%	-5.211223%	-9.096117%
Total dividends distributed	0.00	0.00	0.00
Retained net income	0.00	0.00	0.00
Approval date of retention	-	-	-

3.6. Dividend declaration based on retained income or reserves

Interest on shareholders’ equity distributed from income reserves from prior fiscal years

On April 30, 2014, the shareholders approved, in the annual shareholders’ meeting, the distribution of interest on shareholders’ equity from income reserves exceeding the absorption of losses from the fiscal year:

Year ended 12/31/2013
Interest on Shareholders’ Equity		Amount (R$)	Payment date
Preferred	Preferred Class A	333,323.68	5/29/2014
Preferred	Preferred Class B	451,655,995.88	5/29/2014
Common		451,989,319.48	5/29/2014
Total		903,978,639.04
¹ Restated by the variation of the SELIC rate until the payment date.

On April 30, 2015, the shareholders approved, in the annual shareholders’ meeting, the distribution of interest on shareholders’ equity from income reserves exceeding the absorption of losses from the fiscal year:

Year ended 12/31/2014
Interest on Shareholders’ Equity		Amount (R$)	Payment date
Preferred	Preferred Class A	14,948.60	Until 6/30/2015
Preferred	Preferred Class B	27,007,284.57	Until 6/30/2015
Common		0.00	Until 6/30/2015
Total		27,022,233.17
¹ To be restated by the variation of the SELIC rate until the payment date.

3.7 Indebtedness Level

Year ended	Total Indebtedness	Index type	Index amount	Description and reasoning for the use of other index
12/31/2015	107,906,186,000.00	Indebtedness level	2.58524670

3.8 Obligations divided by nature and maturity date

Fiscal Year 12.31.2015 0,00 Loans
Type of debt	Less than one year	One to three years	Three to five years	More than Five years	Total
Real Guarantee	R$ 1,404,496,000.00	R$ 3,262,520,000.00	R$ 2,176,844,000.00	R$ 1,956,616,181.52	R$ 8,800,476,181.52
Floating Charge	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00
Unsecured debt	R$ 568,834,000.00	R$ 714,653,900.00	R$ 195,647,000.00	R$ 92,353,400.99	R$ 1,571,488,300.99
Other guarantees privileges	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00
Fiscal Year 12.31.2015 0,00 Financing
Type of debt	Less than one year	One to three years	Three to five years	More than Five years	Total
Real Guarantee	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00
Floating Charge	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00
Unsecured debt	R$ 413,632,000.00	R$ 2,065,724,100.00	R$ 1,122,829,000.00	R$ 5,138,319,417.49	R$ 8,740,504,517.49
Other guarantees privileges	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00
Fiscal Year 12.31.2015 0,00 Debt Notes
Type of debt	Less than one year	One to three years	Three to five years	More than Five years	Total
Real Guarantee	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00
Floating Charge	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00
Unsecured debt	R$ 185,783,000.00	R$ 0.00	R$ 3,904,800,000.00	R$ 6,833,400,000.00	R$ 10,923,983,000.00
Other guarantees privileges	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00
Total	R$ 2,572,745,000.00	R$ 6,042,898,000.00	R$ 7,400,120,000.00	R$ 14,020,689,000.00	R$ 30,036,452,000.00

Note: Information herein refers to the individual financial information of Eletrobras, the total amount corresponds to the sum of loans, financing and debt notes of Eletrobras, For purposes hereof. Eletrobras considered the maturities of the loans and financings throughout time, the debts with collateral guarantees were deemed as “unsecured”,

3.9 Other material information

With regards to item 3.1 of this Reference Form, pursuant to the instructions of CVM/SEP’s Letter no. 002/2016, the amounts refer to Eletrobras’ consolidated financial statements, except for the items “Basic Income per Share” and “Diluted income per share”, which were calculated based on the Net income attributable to Eletrobras’ shareholders.

In addition, the main financing contracts to which Eletrobras is a party, as well as outstanding debt securities issued thereby (for more information on such securities, see item 18.7 of this Reference Form) contain provisions that lead to acceleration of outstanding amounts in case of cross default and/or cross acceleration in connection with other agreements entered with the same and/or other lenders.

As described in item 16.1 of this Reference Form, Eletrobras is a creditor in several financial agreements executed by the Company and its controlled or related entities. Such agreements include cross acceleration provisions.

For more information on the covenants to which Eletrobras is subject in the terms of its financial indebtedness, please see item 10.1 (f) (iv) of this Form.

4.1    – Description of Risk Factors

a) Risks related to Eletrobras

As a company controlled by the state involved in several large infrastructure projects in Brazil, Eletrobras and/or its employees may come to be accused of receiving illegal payments by the media or other communication means.

As a result of its New York Securities Exchange (“NYSE”) listing, Eletrobras is subject to the U.S. Foreign Corrupt Practices Act (as amended), or FCPA, and the disclosure requirements under the U.S. Securities Exchange Act of 1934. In addition, Eletrobras is subject to a broad anti-corruption legislation recently effective in Brazil.

In 2014, the Federal Police commenced an investigation called “Operation Car Wash” (“Operation Car Wash”) which, according to official sources, investigates the existence of an alleged corruption scheme involving Brazilian companies acting in different sectors of Brazilian economy, including the oil and gas sector. In addition to criminal charges in Brazil, the Securities and Exchange Commission (“SEC”) and the Department of Justice (“DoJ”) have also commenced investigations in relation to Operation Car Wash and a group of plaintiffs in the United States have commenced a civil class action lawsuit under the U.S. Securities laws. In light of these actions, the Brazilian media and the CVM have begun to question some joint ventures and other transactions between construction companies referred to in Operation Car Wash and Eletrobras. Members of the news media related Eletrobras with Operation Car Wash investigation. For further details, see item “4.7 – Explanatory Note on Operation Car Wash”.

As of the date of this report, Eletrobras was not aware of any criminal proceedings related to the media allegations in the context of Operation Car Wash. However, there is a criminal proceeding pending in the Federal Courts of Rio de Janeiro which investigates any alleged involvement of former president of the subsidiary Eletronuclear in a scheme regarding the payment of bribes as a result of the construction of the Power Plant Angra 3. Eletrobras has engaged external cousel to assist the Federal Prosecution Office and the Federal Police in the investigation of the facts. For more details on the civil lawsuits against Eletrobras, please see “Lawsuits and administrative proceedings involving Eletrobras and its subsidiaries may adversely affect its financial condition” below.

Eletrobras cannot assure that it will not become the subject of a criminal or other civil anti-corruption action brought under US or Brazilian law if any illegal acts or regulatory failures come to light. Any potential future anti-corruption- related action brought against us could result in charges against us, members of its management, significant fines and penalties, reputational harm, distraction from its ongoing business and other unforeseen material adverse effects.

Eletrobras has experienced events incompatible with its ethics and compliance standards. Any failure to timely detect or remedy these events, or similar events in the future may have a material adverse effect on its results of  operations and financial condition.

The businesses of Eletrobras, including relationships with third parties, are guided by ethical principles. Eletrobras has a Code of Ethics and internal policies to guide its managers, employees and service providers and strengthen the principles and rules of ethical behavior and professional conduct.

Eletrobras is subject to the risk that its employees, directors or that the employees of Special Purporse Entities (“SPEs”) in which it holds equity interest, contractors, or anyone who does business engage in fraudulent activity, corruption or bribery, circumvent or override Eletrobras’ controls and internal procedures or unduly appropriate or manage its assets for their own personal or commercial benefit at Eletrobras’ expense. This risk is heightened by the fact that Eletrobras conducts many of its operations through SPEs or consortia over which it has no control, has a large number of complex and valuable contracts with local and foreign suppliers, in addition to the geographic distribution of its operations and to the wide variety of parties involved in its business. Eletrobras has a number of systems in place to identify, monitor and mitigate these risks in place, but its systems may not be effective in all circumstances.

Any findings on allegations of lapses in these principles may cause projects delays, investigations, higher costs and expenses, less management focus on its ongoing business and lower levels of revenues and profits from any affected projects. In addition, certain of the financing agreements for the construction of plants of Eletrobras’ companies, including some that are guaranteed by Eletrobras, contain default clauses that may be triggered by the suspension of its plants. Any violation and/or the early termination of these loan agreements can trigger the right of other lenders of Eletrobras to accelerate their payment, in their agreements because of the existence of cross-default clauses. So the acceleration of the maturity of these loan agreements could adversely affect our results of operation and financial condition. For more information relating to possible defaults under Eletrobras’ debt instruments, please see below “Eletrobras is subject to certain covenants, non-compliance with which may allow lenders to accelerate their debt.” lenders.

It is not possivle to ensure that all employees, management, employees of the SPEs, partners and contractors shall comply with Eletrobras’ ethical principles. Any violation, real or perceived, to these principles or to the applicable governance or regulatory obligations could harm Eletrobras’ reputation, limiting its ability to obtain financing and otherwise have a material adverse effect on its results of operations and financial condition.

If Eletrobras is unable to remedy the material weaknesses in its internal controls, the reliability of its financial reportings and the preparation of the consolidated financial statements may be adversely affected.

Pursuant to SEC regulations, the management of Eletrobras, including the Fiscal Council and the internal auditors, shall evaluate the effectiveness of its controls and information disclosure procedures, including the effectiveness of its internal controls over the financial reports. The internal controls of Eletrobras over the financial reports are designed to provide reasonable assurance as to the reliability of the financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. As a result of the management’s evaluation of the effectiveness of information disclosure, controls and procedures of Eletrobras in 2015, the management determined that these controls and procedures were not effective due to material weaknesses in the internal controls over financial reports. These deficiencies included the lack of design and maintenance of effective operational controls by Eletrobras on:

●	Eletrobras did not maintain an effective internal control environment, specifically internal control deficiencies were not remediated in a timely manner, including Management Review Controls; (“MCRs”)

●

Eletrobras did not maintain appropriate monitoring controls regarding the preparation of the financial statements and related disclosures including, without limitation: (i) Lack of balance conciliation between related parties; (ii) Lack of standardization in the preparation of the financial statements; (iii) Monitoring the financial status and accounting reflections related to transactions with suppliers (Furnas) and; (iv)Analysis, conciliation and monitor of fuel consumption amounts (Amazonas Energia);

●	Eletrobras did not maintain effective internal controls of appropriate monitoring of SPEs, incorporated before December 31, 2015, as well as of its transactions involving related parties;

●

Eletrobras did not maintain effective internal controls on the compliance program pursuant to the requirements of both U.S. laws such as the FCPA - Foreign Corrupt Practices Act and the Brazilian legislation (Law No. 12,846/13 – Anticorruption Law); and

●	The Company did not maintain appropriate internal controls that avoid non compliance with controls by senior management (management override of controls).

If Eletrobras’ efforts to remediate the material weaknesses are not successful, it may be unable to report its results of operation for future periods accurately and in a timely manner and make its required necessary forms and documents with government authorities. There is also the risk that there could be accounting errors in its financial reports of the Company and it is not possible to ensure that, in future, additional material weaknesses will not exist or will not be discovered. Any of these events could adversely affect our business and results of operation and could generate negative market reactions, potentially leading to a decline in the price of Eletrobras’ shares, ADS and debt securities.

Furthermore, considering Operation Car Wash, the material weaknesses of Eletrobras on financial reporting may result in a situation whereby Eletrobras’ internal systems and controls may not be sufficient for any such action to come to the attention of Eletrobras’ management.

If Eletrobras needs to estimate any overpayments capitalized as a result of Operation Car Wash investigations, the Company may not be able to do it accurately, and numbers may be substantially overestimated or underestimated, which may require the restatement of its financial statements and result in a material adverse effect on its results of operation and financial condition, and even affect the market value of its securities.

Considering that investigations under Operation Car Wash are still ongoing, Eletrobras may have to make adjustments to certain items in its financial statements should the investigation require that Eletrobras accounts for materially relevant differences in the amounts recorded in the respective items.

Internal investigations at Eletrobras on the claims made regarding Operation Car Wash are designed to identify potential bribes and other unlawful acts in certain projects in which its subsidiaries are involved, directly or through SPEs. One of the possible consequences of such acts is the capitalization of undue amounts in the accounting records of such projects, as a result of unlawful agreements with consortia of construction companies, suppliers or other service providers.

Eletrobras concluded that if the internal investigations or Operation Car Wash produce evidence to the effect that there were excesses in the accounting of certain assets, these values should be excluded.

The Company is developing a methodology to assess whether any amounts were capitalized incorrectly in the accounting records, using as a basis the results of internal investigations or Operation Car Wash. Amounts taken from the financial statements indicated in this reference form do not reflect any adjustments resulting from the investigation

Internal investigations and Operation Car Wash are still in progress and it may be a while before the Federal Public Prosecution Office completes its investigation. As a result of these investigations, new relevant information may come to light in the future and may require that Eletrobras adjusts certain items in its financial statements.

The operational and financial results of the SPEs and consortia in which Eletrobras invested may adversely affect its strategies, results of operations and financial condition.

Eletrobras holds equity interests in a number of SPEs, and consortia which were created specifically to participate in public auctions for concessions in the generation and transmission segments. Eletrobras generally uses SPEs when entering into partnerships to explore new ventures. Given the significant decrease in generation and transmission tariffs in recent years and the current adverse macro-economic conditions in Brazil, the operational and financial results of these SPEs and consortia may be adversely affected, which could in turn, affect Eletrobras’ results of operations and the financial condition.

Furthermore, Eletrobras does not control the management of such SPEs and consortia and their management practices may not be aligned with Eletrobras, which could result in possible sanctions or penalties imposed on such entities. Any deterioration of the results or the financial condition of SPEs or consortia or any sanctions or penalties that may be imposed on them may have a negative effect on Eletrobras’ results of operation of operations and financial condition.

In order to standardize the management of SPEs in which Eletrobras holds equity interests, it has developed a uniform corporate governance model that Eletrobras will implement across all of its subsidiaries in order for them to follow this model in all future investments in SPEs or consortia. If the uniform corporate governance model is not implemented fully, Eletrobras may not be fully protected against any possible penalties or sanctions that may be imposed on these SPEs or consortia for future conducts, which, could in turnresult in reputational harm and adverse effects on Eletrobras’ results of operations and financial condition.

Due to the length of time required to fully implement its compliance program, Eletrobras may be subject to sanctions and penalties related to the enforcement of the FCPA and the Brazilian Anti-Corruption Law.

In mid-2014 the Board of Directors of Eletrobras approved the “Deployment Plan for the Compliance Program”, pursuant to (i) the Brazilian anti-corruption law, Law No. 12,846/2013, which came into force on January 29, 2014, and (ii) the U.S. laws and regulations applicable to companies that have their securities listed on the NYSE, such as the FCPA. Pursuant to the terms in this plan, all of the employees, representatives and partners of Eletrobras must follow all applicable anti-corruption laws and regulations, whether in Brazil or overseas. Eletrobras implemented this compliance program for all its group and on December 22, 2014, the Executive Board approved the compliance manual related to the anticorruption policy. Each of Eletrobras’ subsidiaries nominated compliance managers and assistants who together form the compliance commission. In December 2015, Eletrobras created the superintendence of compliance and risk management and the compliance management department, and updated its compliance manual to the anticorruption policy. Further, in February 2016, the Board of Directors approved the adoption of measures needed to create a governance, risk and compliance executive officer. The officer responsible for this office will be hired using a specialized headhunting company. The Executive Board of Eletrobras monitors the deployment of the compliance program of Eletrobras using presentations that highlight the main progress points and difficulties faced in the deployment process.

Until the program is fully implemented, or even after its implementation, in case there are flaws in detecting or remediating any issues, Eletrobras could be exposed to financial losses, restrictions on securities offerings and civil and criminal liability in the United States and in Brazil.

The renewal of our concessions pursuant to Law No. 12,783/13 may adversely affect Eletrobra’s financial  condition and results of operations.

The Brazilian Government enacted Law n. 12,783/13 (“Law No. 12,783/13”), in order to regulate the terms and conditions for the renewal of concessions for the generation, distribution and transmission of electricity which were due to expire between 2015 and 2017. Law No. 12,783/2013 provide that companies may, only once, renew their generation and transmission concessions for a further thirty-year term, provided they accept certain conditions established by ANEEL, such as revised tariffs to be calculated by ANEEL, and submitting to the agency’s quality standards.

On December 4, 2012, Eletrobras renewed the generation and transmission concessions which were due to expire between 2015 and 2017 of Chesf, Eletronorte, Eletrosul and Furnas for further 30 year terms pursuant to Law n. 12,783/13. By doing so, Eletrobras accepted the application of the annual tariffs for its generation and transmission activities (Permitted Annual Income) as compensation for its generation and transmission activities in accordance with Ordinances Nos. 579 and 580 by the Ministry for Mining and Energy’s (“MME”), both published in 2012. Renewal of the generation and transmission concessions for 30 years assures Eletrobras long-term revenue generating assets.

On June 3, 2015, the Federal Government enacted Decree No. 8,461/2013, which establishes the criteria for the renewal of electricity distribution concessions under Law No. 12,783/2013. The renewal of distribution concessions pursuant to Decree No. 8,461/2013 provides that concession holders must meet certain criteria related to: (i) the quality of power distribution services; and (ii) the compliance with certain financial indexes. If Eletrobras distribution companies are not able to comply with the determinations of Decree No. 8,461/2013 after a grace period of five years, or for any two years within the initial grace period of five years, they could lose the power distribution concession. In addition, Decree No. 8,461/2013 provides that Eletrobras may be required to capitalize on its distribution business in the future, which could have an adverse effect on its financial condition, and the failure to do so could result in the loss of the concession. If Eletrobras decides not to renew its distribution concessions, the Company will lose the revenues associated with these concessions and shall incur in expenses associated with the lack of renewal.

In addition, the Federal Government enacted Law No. 13,182/2015, regulating the terms for the renewal of the power generation concessions regarding the hydroelectric power plants of Sobradinho and Itumbiara for a period of 30 years. On November 3, 2015, Chesf renewed the concession of the hydroelectric plant of Sobradinho, and on January 7, 2016, Furnas approved the renewal of the concession of the hydroelectric plant of Itumbiara, subject to certain conditions. Eletrobras cannot guarantee that the legality of Law No. 13,182/2015 will not be challenged.

The amount of any indemnification payments to be received following renewal of the concessions, which were due to expire between 2015 and 2017, may not be sufficient to cover the investments made by Eletrobras in these concessions.

Furthermore, it is impossible to estimate when or under which terms the payments of indemnities in respect of  generation concessions will be made.

By agreeing to renew the concessions, which were due to expire between 2015 and 2017, Eletrobras accepted indemnification for the unamortized portion of our assets relating to those concessions. Until April 30, 2015, pursuant to Law No. 12,783/2013, Eletrobras was awarded indemnification payments of R$ 15.2 billion, of which Eletrobras is still awaiting to receive R$ 3.5 billion. This indemnification payment was in respect of any generation assets and any transmission assets that entered into operation after May 31, 2000, which consist of the so called Basic Network – New Installations – RBNI (“Basic Grid”).

In 2014 Eletrobras claimed indemnification from ANEEL (i) in relation to any transmission assets of the Basic Grid - Existing Systems - RBSE (RBSE), which became operational prior to May 31, 2000 in accordance with Law n. 12,783 and ANEEL Resolution No 589/2013; and (ii) for the modernization of any generation assets in accordance with Law No. 12,783 and ANEEL Resolution No 596/2013. Eletronorte, Eletrosul and Chesf claimed indemnifications amounting to R$ 26.5 billion. ANEEL has indicated that it will pay R$ 1,007 billion out of the total indemnity of R$ 1,061 billion claimed by Eletrosul and R$ 9 billion claimed by Furnas. The indemnification requests made by Eletrobras’ other subsidiaries are still under analysis of ANEEL.

Any claims must be approved by ANEEL who is currently reviewing the claims submitted by Eletrobras’ companies to date. Thus, it is impossible to determine precisely the time of payment of the indemnity regarding the generation concessions and the applicable payment terms. It is possible that the indemnification payments may be lower than the value Eletrobras expects or even than the value invested in the generation and transmission concessions, which could materially adversely affect the financial condition and results of operations of Eletrobras.

In respect of the distribution concessions held by Eletrobras’ Companies, the Brazilian Government has not enacted any laws or regulations for the payment of the unamortized portion of the assets related to these concessions. Such laws or regulations, when enacted, could adversely affect the financial condition and the results of operation of Eletrobras’ distribution companies.

The value of the revised tariffs Eletrobras calculated based on its expected expenses, costs and revenues may be higher than the tariffs that will eventually be implemented.

Law No. 12,783 determines, among other things, the tariffs to be charged by concessionaires based on costs of operation and maintenance, charges, taxes and payments for the use of the transmission and distribution systems. By agreeing to renew the concessions expiring between 2015 and 2017 early, Eletrobras made certain assumptions about the assets of Furnas, Chesf, Eletronorte and Eletrosul that may not materialize over time, particularly in relation to planned cost reductions. As a result, the tariffs that will be received in time may be lower than predicted or may be paid only after a significant amount of time, which could materially adversely affect the financial condition and results of operations of Eletrobras. Eletrobras set up a working group in 2014 tasked with overseeing the renewal process to ensure consistency across our group and a minimization of losses.

In respect to the renewal of distribution concessions, Eletrobras believes there might be negative impacts on the tariffs in case there are any alterations in the methodology or basis for the calculation currently used as part of the tariff revision and readjustment process.

There are no guarantees that Eletrobras’ existing concession contracts of will be renewed and, if so, under which terms.

Eletrobras carries out its generation, transmission and distribution activities pursuant to concession agreements entered into with the Brazilian Government through ANEEL.

The Brazilian Government may renew any existing concessions that were not renewed pursuant to Law No. 12,783/13 and Law No. 13,182/2015 for an additional period of 30 years without the need to carry out a new public bidding process. In case Eletrobras requests such a renewal, the Brazilian Government may grant their approval and renew the concession on less favorable terms. This applies to approximately 40.6% of the generation assets, all of the distribution assets and 6.9% of the transmission assets of the Company, other than Itaipu and the nuclear power plants, Angra I and Angra II

Given the Brazilian Government’s discretion in relation to the renewal of concessions, Eletrobras may face considerable competition during the renewal process. Consequently, Eletrobras cannot guarantee that its concessions will be renewed or renewed under similar terms.

The value of any government bonds issued by the Federal Government as payment for Eletrobras’ credits in Itaipu might be less than the value of such credits

Law No. 12,783 authorized the Brazilian Government to acquire any of the credits Eletrobras holds against Itaipu as a result of its financing of the construction of the Itaipu hydroelectric power plant in exchange for Brazilian Government bonds of an equivalent value. Should the Brazilian Government acquire these credits, the value of any government bonds transferred to Eletrobras in the future may be less than the value of its credits in Itaipu and could materially adversely affect the financial condition and results of operations of Eletrobras.

Eletrobras has substantial liabilities and is exposed to short-term liquidity constraints, which could make it difficult to obtain loans for its planned investments and adversely affect its financial condition and results of  operation of operations.

In order to finance the investments needed to meet the long-term growth objectives, Eletrobras incurs in substantial amount of debt. As its operating cash flow in recent years has not been enough to finance its investments, debt services and dividend payments, the debt has increased significantly since 2012. Total debt, including accrued interest, increased by 17.3%, rising to R$ 46,398 million as of December 31, 2015, compared to R$ 39,539 million as of December 31, 2014 and R$ 32,476 million as of December 31, 2013. The net debt of cash, cash equivalents and marketable securities increased by 15.0%, reaching R$ 37,319 million as of December 31, 2015, compared to R$ 32,433 million as of December 31, 2014, and R$ 27,710 million at 31 December 2013. Of the existing debt (principal), 62.72%, or R$ 46.4 billion, will mature in the next five years. In order to meet its growth objectives, maintain its ability to fund its operations and amortized scheduled debt maturities, Eletrobras will need to raise significant amounts of debt through a broadrange of funding sources.

In order to pay its debt after reaching its investment goals, Eletrobras relied and continues to rely on a combination of operating cash flows, use of available credit lines, cash balance, short-term financial investments and additional debt.

After the downgrade of Brazilian sovereign debt, Eletrobras lost its ratings as investment grade from Moody’s and Standard & Poor’s. Any further downgrade of Eletrobras’ credit risk rating may have an adverse effect on its ability to obtain financing or impact the financing costs, making it more difficult or expensive to refinance any maturing obligations. If, for any reason, Eletrobras finds any ongoing difficulty to access the credit market, this may hamper its ability to invest the amounts needed to maintain the current levels of investment and achieve its long-term goals, in addition to impairing its ability to meet, in a timely manner, its undertaking to pay any principal or interest to its lenders. This is because the operating cash flow of Eletrobras is currently insufficient to finance both the planned investments and all its debt service obligations.

A reduction in the investment plan or the sale of assets could significantly affect Eletrobras’ results of operations and financial condition.

Eletrobras is subject to certain covenants, non-compliance with which may allow lenders to accelerate their debt.

Eletrobras is a party to a number of international and Brazilian financing facilities as borrower and guarantor. The bonds Eletrobras issued in international capital markets and its existing credit facilities require compliance with a number of obligations, such as filing financial statements on certain dates, providing an unqualified audit report, etc. Eletrobras may not be able to comply with these obligations, which could trigger certain early termination events and thus enable lenders to accelerate their debt, potentially allowing other lenders to use the cross-acceleration clauses. For example, in March 2015, Eletrobras received waivers from certain lenders due to the filing, at the Brazilian Securities and Exchange Commission - CVM, of the report from the independent auditors with qualification for the fiscal year ended December 31, 2015. There is no guarantee that the relevant lenders will grant Eletrobras a waiver this right in case of any breach of any obligations undertaken by Eletrobras in the future and the breach of any covenant may lead to the defaults in other financing.

In addition, Eletrobras is guarantor in agreements executed by companies controlled by Eletrobras and SPEs in which Eletrobras is a direct or indirect shareholder, among them the debentures of Teles Pires Participações S.A. As such, it is required to meet certain financial ratios, which were breached on December 31, 2015. Eletrobras is currently renegotiating the guarantee with the debenture holders which, at a general meeting on March 29, 2016, decided not to accelerate the debt for a period of 180 days. If the warranty is not renegotiated within this period, debenture holders will be entlitled to accelerate the maturity of the debt. Any acceleration under any other guarantee or other financings or its bonds could adversely affect Eletrobras’ financial conditioncondition.

Eletrobras is subject to rules limiting borrowing by public sector companies and may not be able to obtain sufficient funds to complete its proposed capital expenditure programs.

In 2015, Eletrobras invested R$ 10.4 billion in expansion, modernization, research, infrastructure and environmental projects, compared with the R$ 11.4 billion invested in 2014. For 2016, the current budget provides for the amount of approximately R$ 13 2 billion for such investments. Eletrobras cannot assure that it shall be able to finance its proposed capital expenditure programs from either its cash flow or external resources. Moreover, as a state controlled company, Eletrobras is subject to certain rules that limit its indebtedness and investments and it must submit its proposed annual budget, including the estimated amounts and sources of funding to the Ministry of Planning, Budget and Management and the National Congress for approval. Thus, if the Eletrobras’ operations do not meet the criteria and conditions set by these rules and by the Brazilian Government, Eletrobras may have difficulties in obtaining loans. Also, Eletrobras’ rating may vary in case of any change in the Brazilian government’s credit rating, which was downgraded by Moody’s on August 11, 2015 and again on December 9, 2015 and by Standard & Poor’s on March 24, 2014 and again on September 9, 2015, and also by Fitch on October 15, 2015 and December 16, 2015. The two most recent rating downgrades by Standard & Poor’s and Fitch resulted in the loss of sovereign investment grade by Brazil. Accordingly, any further downgrading of the Brazilian government’s credit rating may have additional adverse consequences to Eletrobras’ ability to obtain financing and/or to the cost of financing of Eletrobras. If Eletrobras is unable to obtain such financing, its ability to invest in the expansion and maintenance of its activities may be adversely affected, which may affect the implementation of its growth strategy, particularly the investment in large-scale projects, which could adversely impact Eletrobras’ results of operations and financial condition.

Eletrobras owns a number of subsidiaries and invests in several SPEs whose performance significantly influences its results.

Eletrobras conducts its business mainly through its operating subsidiaries, including Eletronorte, CGTEE, Eletronuclear, Chesf, Furnas, Eletrosul, CEAL, Eletroacre, Amazonas Energia, CEPISA, CERON, Boa Vista Energia and, recently, CELG-D. In addition, Eletrobras and its subsidiaries invest in SPEs for the development of certain projects, such as the construction of its hydroelectric plants Belo Monte, Santo Antonio and Jirau. For purposes of specific foreign rules applicable to Eletrobras, SPEs that respond for the Santo Antônio and Jirau projects, are deemed as relevant subsidiaries for fiscal years ending on December 31, 2014 and 2015. Its ability to meet its financial obligations is therefore related in part to the cash flow and earnings of its subsidiaries and SPEs and the distribution or other transfer of those earnings to us in the form of dividends, loans or other advances and payment. Some of its subsidiaries or SPEs are, or may in the future be, subject to loan agreements that require that any indebtedness of these subsidiaries or SPEs to us be subordinate to the indebtedness under those loan agreements. Its subsidiaries and any SPEs are separate legal entities. Any right Eletrobras may have to receive assets of any subsidiary or SPE or other payments upon their liquidation or reorganization will be effectively subordinated to the claims of that subsidiary’s or SPE’s lenders (including tax authorities, and lenders to such subsidiaries), except to the extent that Eletrobras are a creditor of that subsidiary or SPE, in which case its claims would still be subordinated to any security interest in the assets of that subsidiary or SPE and indebtedness of that subsidiary or SPEentity that is priority related to debts with Eletrobras.

The amounts that Eletrobras receives in the Fuel Consumption Account are insufficient to cover costs related to thermoelectric generation of energy

The Brazilian Government introduced the Fuel Consumption Account (“CCC Account”), in 1973. The purpose of the CCC Account is to equalize the costs of energy generationfor electricity companies located in areas where the generation matrix is mainly thermoelectric and, therefore, more expensive compared to hydrological energy, in order to avoid peaks in the tariffs paid by end consumers in such locations final consumers of such locations. Eletrobras holds the CCC Account ever since, making the relevant payments to the beneficiaries. Until 2013, the CCC Account was funded through quotas paid by companies operating in the energy sector. However, following the enactment of Law No. 12,783, these quotas were extinct and funds from the CDE Account are now allocated to the CCC Account.

Eletrobras is affected by any changes to this account in its capacity as beneficiary through four of its distribution subsidiaries that operates in the Northern region. As funds from the CDE Account are the main source of funds for these subsidiaries, any delay in transfer of such funds may affect their ability to pay fuel suppliers..

The generation costs of isolated systems are partially covered by the CCC Account. As a result of the delay in the transfer of funds from the CCC Account to distribution subsidiaries, such companies have incurred in substantial debts to fuel suppliers. If there is a delay in the transfer of funds to the CCC Account, Eletrobras’ distribution subsidiaries will be subject to penalties and interest, which are not covered by the CCC Account. Thus, some of Eletrobras’ distribution subsidiaries in incurred substantial debts, since the CCC Account funds are the main source for the payment of their obligations.

In December 2014, certain of Eletrobras’ distribution subsidiaries renegotiated amounts in arrears with their fuel, oil and natural gas suppliers. Pursuant to a debt confession agreement, these amounts correspond to approximately R$ 8.6 billion. This agreement has a benefit of a security over receivables of the CCC Account and a corporate guarantee of Eletrobras. Due to the continued delay in the transfer of CCC Account funds, Eletrobras and its distribution subsidiaries are negotiating new agreements with fuel suppliers for the debts incurred from December 2014 until this date. As of April 2015, these amounts corresponded to approximately R$ 5.4 billion which, are partially secured by receivables from the CCC Account.

From December 2014 through June 2016, Amazonas Energia did not pay certain gas invoices due to Petrobras. Accordingly, Petrobras filed suit to claim approximately R$ 1.7 billion in respect of amounts overdue.

Any further delay in funds being transferred from the CCC Account Eletrobras’ distribution subsidiaries may cause them to incur in substantial debt with their fuel suppliers, since such subsidiaries do not generate sufficient cash flows to fund these obligations.

Future interruptions to any transfer of amounts from the CCC Account may cause defaults under the agreements signed by the subsidiaries of Eletrobras and their suppliers affecting its financial condition and results.

As manager of certain government funds, Eletrobras is subject to allegations of improper management of funds.

Eletrobras manages certain accounts and funds, such as the CCC Account, CDE and RGR. These amounts are managed in accordance with rules and regulations determined by ANEEL. Thus, ANEEL and other supervisory bodies, as the Federal Court of Audit (“TCU”) may not agree on how Eletrobras interprets some of the provisions for the management of these accounts and/or funds. Thus, Eletrobras may be subject to substantial penalties for non-compliance with these rules. In addition, the Company is subject to civil and criminal responsibility for the management of third-party funds.

In January 2014, ANEEL filed an administrative proceeding requiring Eletrobras to return the historical amount of approximately R$ 2 billion to RGR. Eletrobras has filed an appeal against this decision in the administrative process. On May 10, 2016, the ANEEL Executive Office has denied the appeal filed and determined that Eletrobras should return to RGR the amount of approximately R$ 2 billion added with applicable financial fees and monetary adjustment, from the date when the amount was received. Eletrobras will discuss this issue in court. If it is not successful, Eletrobras may be ordered to return an amount of approximately R$ 8 billion (as updated on December 31, 2015 according to the criteria required by ANEEL) to RGR.

Eletrobras may be unable to fully implement its strategy.

Eletrobras’ ability to implement the principal objectives of its strategy depends on a series of factors, among them, its ability to:

●	Implement an operational efficiency plan aimed at reducing costs, increasing revenues and improving the quality and reliability of its services;
●	Expand its business in a sustainable and profitable manner;
●	Improve its business model, corporate governance and management; and
●	Improve its human resources allocation in light of the new regulations of the Brazilian energy sector.

Eletrobras cannot guarantee that Eletrobras will be able to accomplish these objectives in their entirety or successfully. Any impact on the main elements of its strategy may adversely affect its financial condition and results of operations.

If any of Eletrobras’ assets were deemed assets dedicated to providing an essential public service, they would not be available for liquidation in the event of its bankruptcy and could not be subject to attachment to secure a judgment.

In 2005, the Brazilian Government enacted Law No. 11,101, or the New Bankruptcy Law. The New Bankruptcy Law governs judicial recovery, extrajudicial recovery and liquidation proceedings and replaces the debt reorganization judicial proceeding known as concordata (reorganization) for judicial and extrajudicial recovery. The New Bankruptcy Law provides that its provisions do not apply to government owned and mixed capital companies, such as Eletrobras. However, the Brazilian Federal Constitution establishes that mixed capital companies, such as Eletrobras, which operate a commercial business, will be subject to the legal regime applicable to private corporations in respect of civil, commercial, labor and tax matters. Accordingly, it is unclear whether or not the provisions relating to judicial and extrajudicial recovery and liquidation proceedings of the New Bankruptcy Law would apply to the Company. Nevertheless, Law No. 12,767/2012 provides that judicial and extrajudicial recovery do not apply to public entity concessionaires until the termination of those concessions.

Eletrobras believes that a substantial portion of its assets, including its generation assets, its transmission network and its limited distribution network, would be deemed by Brazilian courts to be related to providing an essential public service. Accordingly, these assets would not be available for liquidation in the event of its bankruptcy or available for attachment to secure a judgment Also, in accordance with Brazilian law and the terms in the concession contracts signed by Eletrobras, the assets held by Eletrobras may be reverted to the Brazilian Government in case of bankruptcy and/or judicial or extrajudicial recovery, and Eletrobras is unable to guarantee that the compensation received will be equal to the market value of the assets and, thus, Eletrobras’ financial condition and results of operationresults of operation may be materially and adversely affected.

Eletrobras may incur in losses and spend much time in the defense of judicial and administrative procedures.

Eletrobras is party in several judicial and administrative proceedings related to civil, tax, labor, environmental, regulatory, corporate purposes. These claims involve substantial amounts and other indemnities and many of these claims respond individually for significant portion of the total amount of the claims where Eletrobras appears as party. Eletrobras establishes provisions for all the amounts in dispute that represent probable chance of loss, as classified by Eletrobras after consulting its legal advisors or under the terms in laws, administrative decrees or decisions that, according to Eletrobras, cause unfavorable impact to the claims. As of December 31, 2014, Eletrobras has established a total consolidated provision for approximately R$ 8.9 billion for proceedings where it is a party, out of which R$ 236 million relate to tax proceedings, R$ 7.8 billion for civil proceedings, and R$ 943 million for labor proceedings. As of December 31, 2015, Eletrobras established a total amount of approximately R$ 14,1 billion for its legal claims, out of which R$ 644 million for tax matters, R$ 12,497 million for civil matters, and R$ 1,005 million for labor matters.

In case of unfavorable decision in proceeding that involves a relevant amount for which Eletrobras had not established a provision, or in case of estimated losses in amounts higher than the provisions, the financial situation and the results of operation of Eletrobras may be affected significantly. In addition, the defense of these proceedings may require time and attention by the Management, which may take the focus away from core businesses of Eletrobras. Depending on the result, certain claims may cause operating restrictions and relevant adverse effect on some of the core businesses of Eletrobras.

Between July 22 and August 15, 2015, two class actions relating to securities have been filed against Eletrobras and some of its officers at the US District Court for the Southern District of New York (SDNY). On October 2, 2015, these complaints were consolidated and the Court named Dominique Lavoie and the city of Providence as Lead Plaintiffs. Plaintiffs filed a consolidated amended complaint on December 8, 2015, allegedly on behalf of investors who bought Eletrobras’ securities traded on the NYSE, between August 17, 2010 and June 24, 2015 and on February 26, 2016, they filed a second consolidated amended complaint.

In the second consolidated amended complaint, Plaintiffs claim, among other things, that Eletrobras and the individual defendants knew or should have known of the alleged fraud committed against the Company by a cartel of construction companies, as well as bribes and kickbacks allegedly requested and received by Eletrobras’ employees; that Eletrobras and the individual defendants provided materially distorted statements and were neglectful in relation to the alleged fraud; and that the price of Eletrobras’ shares dropped when the alleged fraud was disclosed. Plaintiffs did not specify the amount of damages they claimed, although that amount, when specified, may be relevant to the Company. Eletrobras retained legal counsel and intends to vigorously defend itself against the claims made.

Chesf is a defendant in a proceeding filed by Companhia Brasileira de Projetos e Obras e Mendes Júnior referring to changes in the construction agreement for the Xingó plant. An appeal is currently being reviewed by the Superior Court of Justice. One of the main controversies relates to the application of a certain factor for purposes of price adjustment as a result of inflation. If the claims are judged against Chesf, it may have to pay up to R$ 1 billion to Plaintiffs. If this amount is not provisioned in Eletrobras’ balance sheet or cash flow, Eletrobras’ results of operation of operations may be adversely affected. In addition, the Federal Court of Recife, in the state of Pernambuco, has seized R$ 360 million in Chesf’s assets in relation to this dispute.

Eletrobras is a party to a number of legal proceedings in respect of compulsory loans made from 1962 to 1993.

Pursuant to Law No. 4156, from November 28, 1962, certain end users of electricity were compelled to make “compulsory loans” to Eletrobras (through collections by energy distribution companies) in order to provide funds for the development of the electricity sector. Industrial customers that consumed more than 2,000 kWh of electricity per month were required to pay to Eletrobras an amount equivalent to 32.5% of each energy bill in the form of a compulsory loan, to be repaid within 20 years. Interests on compulsory loans corresponded to IPCA-E plus a spread of 6.0% per year. Law No. 7181, from December 20, 1983, extended the compulsory loan program until December 31, 1993, provided that such loans could, subject to shareholders’ approval, be reimbursed by Eletrobras in the form of an issuance of preferred shares at book value rather than money.

Eletrobras made available to eligible customers, after the first and the second conversion of compulsory loan credits, approximately 42.5 billion class “B” preferred shares, and on the third conversion of compulsory loan credits, about 27.2 billion class “B” preferred shares. In addition, on April 30, 2008, Eletrobras’ shareholders approved the issuance of additional preferred shares to eligible customers at book value as payment for the rest of the compulsory loans. If additional shares are issued in the future and the accounting value of these shares is lower than their market value, the value of the existing shares of the shareholders may be subject to dilution. On December 31, 2008, Eletrobras recorded an amount of approximately R$ 215 million as credits from compulsory loans that had not yet been converted and which, at any time, by decision of its shareholders, could be returned to industrial consumers, through the issuance of class “B” preferred shares according to the procedures described above.

On December 31, 2014 and 2015, there were 3,145 and 3,868 lawsuits pending against Eletrobras, respectively, questioning the inflation adjustments and interest calculations related to the repayment of the compulsory loans. 1866 of these cases were ruled against Eletrobras and are currently under execution. The total amount involved in these claims has not been adjusted and experts had to intervene for it to be accurately estimated. The cases already ruled against Eletrobras correspond to approximately R$ 5.9 billion. During the execution claims, Eletrobras has been required to pledge some of its assets, which consist primarily of preferred shares held by Eletrobrasin other companies of the electricity sector. On December 31, 2014 and 2015, respectively, Eletrobras had provisions of R$ 4.3 billion and R$ 9.2 billion to cover losses from unfavorable decisions on these lawsuits.

Eletrobras is also involved in approximately 2112 lawsuits related to the payment of compulsory loans through which consumers seek to exercise the option to convert their credits into bearer bonds. These bonds are called “Eletrobras Obligations” and are subject to expiration, which already occurred. Eletrobras believes that it is no longer liable in relation to these bonds as they have expired, but any legal interpretation that the bonds are still valid could adversely affect its results of operation and financial condition.

Eletrobras may be required to make substantial contributions to the sponsored pension to its current and former employees.

According to Supplementary Law No. 108/2001 and Supplementary Law No. 109/2001, Eletrobras is obliged to make contributions to the pension plans of current and former employees. If there is any incompatibility between the reserves for the pension plans and the resources available for the plans, Eletrobras (as a sponsor) and the beneficiaries of the pension plans must contribute to the plan to restore its balance.

In 2015, the pension plans sponsored by Eletrobras and its subsidiaries recorded a deficit of R$ 1.9 billion. In 2014, this deficit was R$ 2.2 billion. Eletrobras contributed with R$ 421.9 million and R$ 525.0 million to these pension plans in 2014 and 2015 respectively. Several pension plans sponsored by Eletrobras are involved in discussions with PREVIC (National Pension Plan Superintendence) on the need to reduce or eliminate its deficit. If PREVIC determines that the deficit needs to be partially or completely reduced, its beneficiaries and sponsors, such as Eletrobras, may have to make extraordinary contributions. The conditions for these contributions which shall be agreed between the beneficiaries and sponsors can be substantial and may adversely affect the results of operation and financial condition of Eletrobras.

Eletrobras’ insurance coverage may be insufficient to cover potentiallosses.

Its business is generally subject to a number of risks and hazards, including industrial accidents, labor disputes, unexpected geological conditions, changes in the regulatory environment, environmental hazards and weather and other natural phenomena. Additionally, Eletrobras and its subsidiaries are liable to third parties for losses and damages caused by any failure to provide generation, transmission and distribution services.

The insurance covers only part of the losses that Eletrobras may incur. Eletrobras is currently in the process of renegotiating its insurance policies at a group level to ensure uniform coverage and adequate protection for all its operations. Nevertheless, Eletrobras believe that Eletrobras maintain insurance in amounts that are adequate to cover damages to its plants caused by fire, general third-party liability for accidents and operational risks. If Eletrobras is unable to renew its insurance policies from time to time or losses or other liabilities occur that are not covered by insurance or that exceed its insurance limits, Eletrobras could be subject to significant unexpected additional losses.

The Federal Government exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian economic and political conditions and investors perceptions regarding these conditions, have a direct impact on Eletrobras’ business, financial condition, results of operations and prospects.

The Brazilian economy has been characterized by the significant involvement of the Brazilian Government, which often changes monetary, credit, exchange and other policies to influence Brazil’s economy. The Brazilian Government’s actions to control inflation and affect other policies have often involved wage and price controls, depreciation of the real, controls over remittances of funds abroad, intervention by the Central Bank to affect base interest rates and other measures. Eletrobras has no control over, and cannot predict, what measures or policies the Brazilian Government may take in the future. Eletrobras’ business, financial condition, results of operations and prospects may be adversely affected by changes in Brazilian Government policies, as well as general factors including, without limitation:

●	Brazilian economic growth;
●	inflation;
●	interest rates;
●	variations in exchange rates;
●	exchange control policies;
●	liquidity of the domestic capital and lending markets;
●	fiscal policy and changes in tax laws; and

●	corruption claims against political parties, elected politicians, and other public employees, including claims presented under Operation Car Wash, and
●	other political, diplomatic, social and economic policies or developments in or affecting Brazil.

Changes in, or uncertainties regarding the implementation of, the policies listed above could contribute to economic uncertainty in Brazil, thereby increasing the volatility of the Brazilian securities market and the value of Brazilian securities traded abroad.

Historically, the political stability level in Brazil has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and the general public, which resulted in economic slowdown and increased volatility of securities issued by Brazilian companies. Currently, the Brazilian market is experiencing an increased volatility due to the uncertainties arising from the current Operation Car Wash and its impact on the economy and on the Brazilian political scene. Any developments in Operation Car Wash (predictable or unpredictable) could have a material adverse effect on the Brazilian economy and results of operation and financial condition of Eletrobras.

In addition, since 2011 Brazil has been going through an economic downturn. In 2015 the Gross Domestic Product, or GDP, was reduced by about 3.9% and the growth rates were 0.1% in 2014, 2.7% in 2013, 1.8% in 2012 and 3.9% in 2011, compared with GDP growth of 7.5% in 2010. The results of operation and financial condition of Eletrobras has been, and will continue to be, affected by the growth rate of Brazilian GDP. In the years that the Brazilian GDP does not grow, the trend is a decrease in energy demand, which may also result in an increase in commercial losses and consumers’ default. Eletrobras cannot ensure that the GDP will grow or remain stable in the future. Future events may affect the Brazilian economy growth rates and, consequently, the energy consumption. Consequently, these events may adversely affect the results of operation and financial condition of Eletrobras.

Allegations of political corruption against political parties, the Brazilian government and the Brazilian legislative power and the impeachment of the President can create political and economic instabilities.

Members of the federal government, state-owned companies or companies controlled by the Federal Government, political parties in general and the Brazilian legislative, as well as large Brazilian construction companies, faced allegations of political corruption. So, many politicians, including federal senior officials, senators and deputies resigned their positions, had the performance of their duties or functions suspended, or were arrested. Currently elected officials and other public employees in Brazil are being investigated for allegations of unethical and illegal conduct identified during Operation Car Wash, conducted by federal prosecutors.

Furthermore, in December 2015, the impeachment process to remove President Dilma Rousseff from office began, based on allegations of violation of fiscal laws. On April 17, 2016, the House of Representatives voted in favor of the impeachment of President Dilma Roussef. On May 21, 2016, the Senate has approved the admissibility of the impeachment process and started its procedure. For 180 days, the Vice-President of Brazil, Michel Temer, shall act as President of the Republic. If the President Dilma Rousseff is convicted, she may lose her term of office and the Vice-President, Michel Temer, may be vested definitely as President of the Republic for the time remaining of the term of office, that ends on January 1, 2019.

The result of the impeachment procedure, as well as manifestations related to the corruption claims against members of the federal government, state-owned companies or Government-controlled companies, political parties in general, the Brazilian legislative, and large Brazilian construction companies, may cause even more political instability and an increase in the distrust of consumers and foreign investors regarding the stability and transparency of the Brazilian government, and may continue to affect the Brazilian economic growth, which may affect adversely Eletrobras’ businesses.

Political demonstrations with respect to matters relating to corruption outlined above affected the Brazilian economy and investors’ perception of Brazil. For example, the massive street protests that have taken place since mid-2013 and have recently occurred on March 13, 2016 in 150 Brazilian cities show public dissatisfaction with corruption and certain policy measures, and represent a potential risk to Brazilian political and economic perspectives.

The potential result of Operation Car Wash and the impeachment process is unknown, but they have already had an adverse impact on the market’s overall perception of the Brazilian economy. Regarding Operation Car Wash, its results and additional allegations of illegal conduct may have additional adverse effects on the Brazilian economy. The President of Brazil has the ability to appoint the majority of Eletrobras’ Board members. Thus, any change in the composition of the federal government could lead to a change in the composition of Eletrobras’ management. Eletrobras cannot predict whether the results of Operation Car Wash and impeachment will lead to further instability or if new allegations against Brazilian civil servants will arise in the future. Besides, Eletrobras cannot predict the results of any of these allegations or its effect in the Brazilian economy and, therefore, in its financial results.

Inflation and the Brazilian Government’s measures to curb inflation may further contribute significantly to economic uncertainty in Brazil and materially adversely impact the Eletrobras’ results of operation.

Brazil has historically experienced high rates of inflation, especially in the period before 1995. Inflation, as well as efforts taken by the Brazilian Government to curb it, have had significant negative effects on Brazilian economy. More recently, inflation rates as measured by the IPCA were 10.67% in 2015, 6.41% in 2014, 5.91% in 2013, and 5.84% in 2012.

Brazil may experience high levels of inflation in the future. The Brazilian Government may introduce measures to reduce the inflation pressure, which may reduce the general performance of Brazilian economy. Some of these measures may have impact in Eletrobras ability to access foreign capital or reduce Eletrobras ability to make business and future management plans.

The Brazilian government’ measures to control inflation have often included maintaining a tight monetary policy and high real interest rates. These measures have helped to limit the scale and the attractiveness of local debt markets, leading debtors such as Eletrobras to seek additional financing in foreign currencies in the international capital market. To the extent that there is no economic certainty in Brazil, which weakens Eletrobras’ ability to obtain external financing on favorable terms, the Brazilian local market may be insufficient to meet the Eletrobras financing needs, which in turn may materially adversely affect Eletrobras.

b) Risks related to its controlling shareholder, direct or indirect, or its control group

Eletrobras is controlled by the Brazilian Government, the current policies and priorities of which directly affect its operations and may conflict with interests of its investors.

The Brazilian Government, as its controlling shareholder, has pursued (and may continue to pursue) some of its macroeconomic and social objectives through Eletrobras.

The Brazilian Government also has the power to appoint seven out of the ten members of the Board of Directors and, through them, a majority of the executive officers responsible for its day-to-day management. Additionally, the Brazilian Government currently holds the majority of Eletrobras shares with voting rights. Consequently, the Brazilian Government has the majority of votes at Shareholders’ Meetings, which empowers it to approve most matters prescribed by law, including the following: (i) the partial or total sale of the shares of subsidiaries and affiliates of Eletrobras; (ii) increase Eletrobras’ capital stock; (iii) determination of the dividend distribution policy, as long as it complies with the minimum dividend distribution regulated by law; (iv) issuances of securities in the domestic market and internationally; (v) corporate spin-offs and mergers; (vi) swaps of Eletrobras’ shares or other securities; and (vii) the redemption of different classes of its shares, independent from approval by holders of the shares and classes that are subject to redemption.

Eletrobras operations impact the commercial, industrial and social development promoted by the Brazilian Government. The Brazilian Government has in the past and may in the future require Eletrobras to make investments, incur costs or engage in transactions (such as the renewal of concessions pursuant to Law No. 12,783/2013 and Law No. 13,182/2015) that may not be consistent with its objective of maximizing its profits.

c) Risks related to Eletrobras shareholders/shares

The New York Stock Exchange (NYSE) may initiate delisting procedures with respect to Eletrobras’ American Depositary Shares.

Since Eletrobras failed to timely submit the SEC Form 20-F annual report, NYSE informed Eletrobras that it failed to comply with the continued listing requirements determined by the timely document submission criteria set out in Section 802.01E of NYSE Listed Company Manual, and that Eletrobras was subject to the procedures in NYSE listing standards on late filings.

Under the NYSE rules, Eletrobras was granted an additional period of six months to submit the 20-F Annual Report for the 2014 fiscal year, subject to an additional six-month period granted at NYSE’s sole discretion. Furthermore, NYSE granted Eletrobras an additional period of six months, ending on May 18, 2016 for the presentation of the report. Eletrobras has not filed the 20-F Annual Report for the fiscal year ended December 31, 2015 and filed the Form 12b-25 on April 29, 2016.

NYSE listing standards give it broad discretion to decide on the delisting with respect to a security of any issuer. One of the factors described in the regulation that could lead to such delisting is the failure to disclose timely, appropriate and accurate information to shareholders and the investing public.

If Eletrobras fails to submit its 20-F Annual Report for the fiscal year 2015 or for the fiscal year 2014, or if such report has relevant material deficiencies, at the discretion of NYSE, regarding compliance with the rules governing the preparation of the 20-F report or any other 20-F annual reports, NYSE may take steps to initiate delisting procedures with respect to Eletrobras’ securities. In addition, NYSE may suspend the trading of Eletrobras’ American Depositary Shares (“ADS”). If the ADS are no longer admitted to be traded at the NYSE, Eletrobras is not able to ensure when or if it will again be listed in NYSE. In addition, in case of suspension of the trading and/or cancellation of the authorization to trade the ADS at the NYSE, the market value of Eletrobras’ ADS may fall and become more volatile, and ADS holders may have their ability to negotiate such ADSs adversely affected. Finally, investors whose corporate charters prohibit the holding of securities from delisted companies may sell Eletrobras’ ADS in this case, which could result in an additional adverse effect on the price of ADSs and the securities that are stapled to ADS.

Eletrobras may not pay dividends if it incurs in net losses or its net income does not reach certain levels.

Pursuant to Brazilian Corporate Law and its by-laws, Eletrobras must pay its shareholders a mandatory dividend equal to at least 25% of its adjusted net income for the preceding fiscal year, with holders of preferred shares having priority of payment. Its by-laws requires Eletrobras to pay holders of its preferred shares annual dividends equal to the greater of 8% (in the case of its class “A” preferred shares (subscribed on June 23, 1969) and 6% (in the case of its class “B” preferred shares (subscribed on June 24, 1969), calculated by reference to the capital stock portion of each type and class of stock, subject to the terms in the above paragraph.

If Eletrobras presents net profit in an amount sufficient for the payment of dividends, these should be paid to the holders of preferred and common shares. If Eletrobras incurs in net loss or net profit in amount that is not sufficient to allow the payment of dividends, the management of Eletrobras may recommend the payment of dividends using the statutory profit reserve, after offsetting the net loss of the fiscal year and previous years, if any. If Eletrobras is able to determine the payment of dividends, the management may yet defer the payment of dividends or, under limited circumstances, do not declare the payment of dividends. Eletrobras cannot make dividend payment using its legal reserve or the capital reserve accounts.

Eletrobras has issued preferred shares with extremely limited voting rights.

In accordance with the Brazilian Corporate Law and Eletrobras’ by-laws, holders of the preferred shares, and, by extension, holders of the ADSs representing them, are not entitled to vote at its shareholders’ meetings, except in very limited circumstances. This means, among other things, that a preferred shareholder is not entitled to vote on corporate transactions, including mergers or consolidations with other companies. its principal shareholder, who holds the majority of common shares with voting rights and controls us, is therefore able to approve corporate measures without the approval of holders of its preferred shares. Accordingly, an investment in its preferred shares is not suitable for you if voting rights are an important consideration in your investment decision.

If Eletrobras issues new shares or its shareholders sell shares in the future, the market price of its shares may decline.

Sales of a substantial number of shares, or the belief that this may occur, could decrease the prevailing market price of its common and preferred shares by diluting the shares’ value. If Eletrobras issues new shares or its existing shareholders sell shares they hold, the market price of its common and preferred shares may decrease significantly. Such issuances and sales also might make it more difficult for us to issue shares in the future at a time and a price that we deem appropriate and for you to sell your securities at or above the price you paid for them. The controlling shareholder of Eletrobras, the Federal Government, may decide to capitalize Eletrobras for a variety of reasons, therefore diluting the current existing shareholders.

Political, economic and social events as well as the perception of risk in other countries, including the United States, European Union and emerging countries, may affect the market prices for securities in Brazil, including Eletrobras shares.

The Brazilian securities market is influenced by economic and market conditions in other countries, including the United States, European Union and emerging countries. Despite the significant different economic conjecture between these countries and Brazil, investors’ reactions to events in these countries may have a relevant adverse effect on the market value of Brazilian securities, especially those listed on the stock exchange. Crisis in the United States, European Union or emerging countries may reduce investors’ interest in Brazilian companies, including Eletrobras. For example, the prices of shares listed on BM&FBOVESPA have been historically affected by fluctuations of the American interest rate as well as the variations of the main indexes for North-American shares. Events in other countries and capital markets may adversely affect the market price of Eletrobras shares to the extent that, in the future, it could difficult or prevent access to capital markets and investment financing on acceptable terms.

d) Risks related to its controlled and affiliated companies

Eletrobras may be liable for damages, subject to further regulation and have difficulty obtaining financing if there is a nuclear accident involving its subsidiary Eletrobras Eletronuclear S.A. (“Eletronuclear”).

The subsidiary Eletronuclear, as an operator of two nuclear power plants, is subject to strict liability under Brazilian law for damages in the event of a nuclear accident caused by the operations of nuclear power plants Angra 1 and Angra 2. The Vienna Convention on Civil Liability for Nuclear Accidents (or the Vienna Convention) became binding in Brazil in 1993. The Vienna Convention provides that an operator of a nuclear installation, such as Eletronuclear, in a jurisdiction which has implemented the Vienna Convention, will be strictly liable for nuclear damages. Furthermore, Eletronuclear is also regulated by several federal and state agencies.

As of December 31, 2014, Angra I and Angra II power plants were insured for nuclear risk in the event of a nuclear accident for the total amount of US$ 500 million per plant, for material damages, and US$ 286.7 million for civil liability. The Brazilian nuclear regulatory authority (CNEN) has not established any additional safety requirement for the nuclear power plants as a result of the Fukushima accident in Japan. Eletronuclear complied with all the requests of CNEN regarding the lessons learned from the Fukushima accident, including the performance of “stress tests” developed for European reactors in accordance with the technical guidelines set forth by the European Commission. The location of Brazilian nuclear plants was also subject to an extensive reevaluation prior to the Fukushima accident as part of the licensing application for the construction of Angra 3 and the adequacy of the safety designs were confirmed at that stage.

The technology applied in the Brazilian nuclear power plants and the design, incorporating additional safety features such as double emergency supply systems and alternatives for passive reactor cooling, should withstand accidents beyond the design basis. Nonetheless, Eletronuclear established a comprehensive program to evaluate and enlarge its existing safety margins and allocated approximately US$150 million to be applied towards this effect through 2016. The program includes studies and improvements at nuclear power plants to increase their safety. For instance, Eletronuclear has generators and diesel pumps on site to be used in case of emergency. The Fukushima accident did not affect nuclear power generation in Brazil; Eletrobras’ current plants remain operational and their projects have not been affected.

However, Eletronuclear cannot guarantee that its insurance will be sufficient in case of a nuclear accident. Accordingly, Eletrobras’ financial condition and results of operations may be affected if a nuclear accident were to occur.

Eletrobras distribution companies operate under challenging market conditions and historically, in the aggregate, have incurred losses.

Eletrobras distribution activities are carried out in the midwestern, northern and northeastern regions of Brazil and represented approximately 21.1% and 31.8% of the net revenue of Eletrobras for the year ended December 31, 2014 and 2015, respectively (this percentage reflects the net revenues of CELG-D only for the fourth quarter of 2014, and not for the full year). Eletrobras distribution subsidiaries have historically incurred significant commercial losses (due to, among others, illegal connections and changes to power meters), as well as relatively high levels of default by consumers in those regions, which have adversely affected Eletrobras’ consolidated results of operations.

Eletrobras has taken several steps to reduce commercial losses and to renegotiate debts of debtors, consumers of distribution subsidiaries. However, the results of Eletrobras’ distribution subsidiaries are materially affected by (i) adverse hydrological conditions, which led to increased generation costs that are reflected in tariff increases which, in turn, resulted in rising defaults, and (ii) the slowdown of Brazilian economy, which resulted in reduced demand for high-voltage electricity. Consequently, the energy surplus was offered in the low voltage market, subject to higher levels of irregular connections and defaults. In addition, delays in the construction of the network expansion and modernization contributed to an increase in technical losses. This effect was particularly exacerbated by unusually high temperatures and adverse hydrological conditions. Total losses increased by 1.07 percentage points, going from 23.62% in 2014 to 24.69% in 2015. Consumers’ default rates fell by 0.9 percentage points, going from 11.29% in 2014 to 10.39% in 2015.

In addition, the increase in rates, which contributed to the increase in Eletrobras’ revenues (which increased by 46%, going from R$ 11,456 million in 2014 to R$ 16,721 million in 2015) was insufficient to offset the increased costs incurred by the distribution subsidiaries. Delays in the transfer of CDE funds also significantly restricted the cash flows of distribution subsidiaries, impacting therefore their operating and investment activities. Other similar factors or of other nature may occur in the future and result in adverse effects on Eletrobras’ financial condition.

e) Risks related to Eletrobras suppliers

Eletrobras does not have alternative supply sources for the key raw materials that is to be used by thermal and nuclear plants.

Eletrobras thermal plants operate on coal, natural gas and/or oil and the nuclear plants operate on processed uranium. In each case, Eletrobras is entirely dependent on third parties for the provision of these raw materials. In the event that supplies of these raw materials become unavailable, or are not available to be purchased under reasonable conditions, for any reason, Eletrobras does not have alternative supply sources and, therefore, the ability of its thermal and/or nuclear plants, as applicable, to generate electricity would be materially adversely affected, which may materially adversely affect its financial condition and results of operations.

f) Risks related to the industry on which Eletrobras operates

Eletrobras is affected by hydrological conditions

Eletrobras is subject to hydrological risks derived from adverse weather conditions such as flooding of certain rivers and excessively low flow rates in other rivers. Accordingly, the Interconnected Power System, or SIN, uses the MRE (Energy Reallocation Mechanism), an association of energy sellers to divide the hydrological risks existing in the market.

The Generation Scaling Factor, or GSF, represents the relation between the total production and collateral of the hydroelectric energy generators of the SIN that are part of the MRE, which represents the volume of energy in energy generation contracts. Normally the probability of the GSF presenting values over 1, or 100%, is bigger than the probability of it presenting values below 1, or 100%. That is to say, the generator will be more positively exposed (will receive resources) to the short term market than negatively exposed (pay resources) to the short term market valued pursuant to the Price of Liquidation of Differences, or PLD, throughout its hydrological history. If there are excessively low flow rates, or if the GSF is below 1, and the hydroelectric generators that have collateral want to fulfill their obligations, they have to incur expenses to obtain energy in the short term market pursuant to the PLD.

As Brazil is experiencing an unusually severe dry season, the volume of energy generated is less than expected. Following the enactment of Law No. 12,783/2013, only generation companies which hold concessions which were not renewed pursuant to its terms and are due to expire remain exposed to this risk. As some of its subsidiaries hold concessions due to expire we and its subsidiaries are exposed to this risk. Accordingly, in the event that there are unfavorable hydrological conditions its results of operations and financial condition may be affected. As this risk is systemic, and even though Eletrobras is currently adopting strategies to reduce the impact of this risk, Eletrobras cannot guarantee that this risk will be completely mitigated or avoided.

In addition, Eletrobras acts as commercial agent of the energy generated by Itaipu and Proinfa in the regulated market. In both cases we make available the total volume of energy agreed to the quota holders. Accordingly, the hydrological risks cannot be mitigated. Although there are expenses associated with the commercialization of energy from, these expenses are only indemnified in the subsequent year in the case of Proinfa and in the subsequent month in the case of Itaipu, due to adoption of the multi-tariff system. However, following the enactment of Law No 8,401/2015, after considering the MRE, the Itaipu generation hydrological risk must be borne by distribution concessionaires when defining the tariffs, and not in the subsequent year. Accordingly, from 2015 onwards Eletrobras will no longer bear expenses related to Itaipu hydrological risks anymore. However, Eletrobras cannot guarantee that Eletrobras will not incur expenses relating to power generated by Itaipu. We depend on approval from the relevant regulatory authorities to increase tariffs for the power generated by Itaipu, despite the fact that Eletrobras has the right to certain indemnification payments pursuant to Law No 8,401/2015, as discussed above.

Generally, unfavorable hydrological conditions that result in a reduced supply of electricity to the Brazilian market could cause, among other things, the implementation of broad electricity conservation programs, including mandatory reductions in electricity consumption or the imposition of special taxes or charges on the sector to finance the costs of production of new thermal power plants, which are often more expensive than hydroelectric plants. In addition, we might incur higher costs in its distribution segment due to the need to purchase electricity for resale which would impact the cash flows of its distribution companies. Accordingly, it is possible that prolonged periods of reduced precipitation levels might adversely affect its financial condition and results of operations.

Construction, expansion and operation of Eletrobras’ electricity generation, transmission and distribution facilities and equipment involve significant risks that could lead to lost revenues or increased expenses.

The construction, expansion and operation of facilities and equipment for the generation, transmission and distribution of electricity involve many risks, including:

●	the inability to obtain required governmental permits and approvals;

●	the unavailability of equipment;

●	supply interruptions;

●	work stoppages;

●	labor unrest;

●	social unrest;

●	interruptions by weather and hydrological conditions;

●	unforeseen engineering and environmental problems;

●	increases in electricity losses, including technical and commercial losses;

●	construction and operational delays, or unanticipated cost overruns;

●	issues related to the sale of energy;

●	the unavailability of adequate funding; and

●	expenses related to the operation and maintenance segment cannot be fully approved by ANEEL.

For example, we experienced work stoppages during the construction of Jirau, Santo Antônio hydroelectric plants and Belo Monte, operated by SPEs where Eletrobras holds direct or indirect interest, through its affiliates. Eletrobras does not have insurance coverage for some of these risks, particularly for those related to weather conditions.

As another example, Eletrobras is currently in conflict with the other shareholders of Norte Energia S.A. Energy regarding the Belo Monte project. The conflict relates to the interpretation of certain provisions of Norte Energia S.A. shareholders’ agreement as the marketing of energy in the free market. If the parties fail to reach a consensus, they may resort to arbitration. Moreover, if the interpretation of the shareholders’ agreement by Eletrobras does not prevail, its financial condition and results of operation may be adversely affected.

In addition, the implementation of investments in the transmission sector has been delayed due to the difficulty in obtaining permits and governmental approvals. In turn, the delay resulted in delays in investments in generation due to the lack of investment in transmission lines to deliver production. If Eletrobras face any of the problems mentioned above, it may not be able to generate, transmit and distribute electricity in amounts consistent with its projections, which may have an adverse effect on its financial condition and results of operation.

Eletrobras is strictly liable for any damages resulting from inadequate supply of electricity to distribution companies and its purchased insurance policies may not fully cover such damages.

Under Brazilian law, Eletrobras is strictly liable for direct and indirect damages resulting from the inadequate supply of electricity to distribution companies, such as abrupt interruptions or disturbances arising from the generation, distribution or transmission systems. Accordingly, Eletrobras may be held liable for such damages even if it is not at fault. As a result of the inherent uncertainty involved in these matters, Eletrobras does not maintain any provisions in relation to potential damage, and these interruptions or disturbances may not be covered by insurance policies or may exceed the coverage limits of such policies.

Accordingly, if Eletrobras is found liable to pay damages in a material amount, its financial condition and results of operations would be materially adversely affected to a greater degree than those claims where Eletrobras has provisioned.

g) Risks related to regulation of Eletrobras industry sector

Eletrobras could be penalized by ANEEL for failing to comply with the terms of its concession agreements and applicable legislation and Eletrobras may not recover the full value of its investment in the event that any of its concession agreements are terminated.

Eletrobras, through its subsidiaries, carries out its generation, transmission and distribution activities in accordance with concession agreements we execute with the Brazilian Government through ANEEL. The length of such concessions varies from 20 to 35 years. ANEEL may impose penalties on Eletrobras’ companies in the event that Eletrobras fails to comply with any provision of its concession agreements and of the legislation and regulation applicable to the electricity sector. Depending on the extent of the non-compliance, these penalties could include substantial fines (in some cases up to two percent of its gross revenues in the fiscal year immediately preceding the assessment), restrictions on the operations of Eletrobras’ companies (such as exclusion from upcoming auctions), intervention or termination of the concession. For example, in 2010, its subsidiary Furnas received a R$ 53.7 million fine from ANEEL, as a result of ANEEL determining that there were two malfunctions in the protection system of the Itaberá and Ivaiporã substations that led to power outages and disruption in generation in November, 2009. Further, In April 2014, ANEEL excluded Chesf, Furnas, Eletrosul and CEEE-GT from the transmission auction due to delays in the construction of transmission lines previously awarded to these subsidiaries. ANEEL may also terminate its concessions prior to their due date in the event that Eletrobras’ companies fail to comply with their provisions, are declared bankrupt or are dissolved, or in the event that ANEEL determines that such termination would serve the public interest.

As of December 31, 2014 and 2015, Eletrobras, through its subsidiairies, believed to be in compliance with all material terms of its concession agreements. However, Eletrobras is unable to guarantee that its subsidiaries will not be penalized by ANEEL for a future breach of its concession agreements or that its concessions will not be terminated in the future. In the event that ANEEL were to terminate any of the concessions of Eletrobras’ companies before their expiration date, the compensation Eletrobras recovers for the unamortized portion of its investment may not be sufficient to recover the full value of its investment and, accordingly, could have a material adverse effect on its financial condition and results of operations.

Eletrobras may be subject to administrative intervention if it provides services in an inadequate manner or violates contractual covenants, regulations and other legal obligations.

Law No. 12,767/2012 permits ANEEL to intervene in electric power concessions considered part of the public service in order to guarantee adequate levels of service as well as compliance with the terms and conditions under the concession contract, regulations and other relevant legal obligations.

If ANEEL were to intervene in concessions as part of an administrative procedure, management would have to present a recovery plan to correct any violations and failures that gave rise to the intervention. Should the recovery plan be dismissed or not presented within the timelines stipulated by the regulations, ANEEL may, among other things, expropriate or forfeit the concession, reallocate its assets or adopt measures which may alter its shareholding structure.

If Eletrobras concessionaires are subject to administrative intervention, Eletrobras and its subsidiaries may be subject to an internal reorganization in accordance with the recovery plan presented by management, which may adversely affect its financial condition and results of operations. In addition, should the recovery plan be rejected by the administrative authorities, Eletrobras’ companies and its subsidiaries may be subject to ANEEL orders, described above, which could have an adverse impact on Eletrobras’ financial condition and result of operations.

Eletrobras generation, transmission and distribution activities are regulated and supervised by the Brazilian Government. Eletrobras business could be adversely affected by any regulatory changes or by termination of the concessions prior to their expiration dates, and any indemnity payments for the early terminations may be less than the full amount of its investments.

According to Brazilian law, ANEEL has the authority to regulate and supervise the generation, transmission and distribution activities of electrical energy concessionaries, such as Eletrobras’ companies and its subsidiaries, including in relation to investments, additional expenses, tariffs and the passing of costs to customers, among other matters. Regulatory changes in the electrical energy sector are hard to predict and may have a material adverse impact on its financial condition and results of operations.

Concessions may be terminated early through expropriation and/or forfeiture. Granting authorities may expropriate concessions in the interest of the public as expressly provided for by law, in which case granting authorities carry out the service during the concession period. A granting authority may declare the forfeiture of concessions after ANEEL or the MME conduct an administrative procedure and declare that the concessionaire (a) did not provide proper service for more than 30 consecutive days and did not present any acceptable alternative to ANEEL or to ONS, or failed to comply with the applicable law or regulation; (b) lost the technical, financial or economic conditions required to provide the service properly; and/or (c) did not comply with the fines charged by the granting authority.

Penalties are set forth in ANEEL Resolution No. 63, of 2004, and include warnings, substantial fines (in certain cases up to 2.0% of the revenue for the fiscal year immediately preceding the evaluation), restrictions on the concessionaire’s operations, intervention or termination of the concession.

Eletrobras’ companies may contest any expropriation or forfeiture and will be entitled to receive compensation for its investments in expropriated assets that have not been fully amortized or depreciated. However, the indemnity payments received by Eletrobras’ companies may not be sufficient to fully recover its investments, which could materially adversely affect the financial condition and results of operations of Eletrobras’ companies.

Hydroelectric generation concessions renewed pursuant to Law No. 12,783/13 are subject to a quota allocation regime.

As a result of the renewal of the hydroelectric generation concessions, Eletrobras’ generation companies must comply with a quota allocation regime under which those companies are required to provide power to distribution companies which also renewed their concessions pursuant to such law. Accordingly, Eletrobras cannot access the free market, which generally is more flexible and attracts higher returns, to sell any electricity generated by such companies, and Eletrobras’ financial condition and results of operation could be materially and adversely affected. Although the power generation concession to the power plants of Sobradinho and Itumbiara has been renewed according to Law No. 13,182/15, these plants are also subject to the quota allocation regime in the last years of the 30-year concession.

h) Risks related to foreign countries where Eletrobras operates

Any potential investigations by SEC and DoJ about the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act may adversely affect Eletrobras. Violations of this law or other laws may require Eletrobras to pay fines and expose Eletrobras and its employees to criminal penalties and civil sanctions.

Eletrobras has not been notified and is not aware, on this date, of any investigation by SEC or DOJ regarding Operation Car Wash. Nevertheless, SEC and DOJ may investigate Eletrobras in the future regarding Operation Car Wash and any allegations of violation of the U.S. Foreign Corrupt Practices Act.

There is no guarantee, in case of a potential future investigation by SEC or DOJ, that Eletrobras will not be required to pay fines or other financial obligation or consent to court orders or decisions on future conduct or be imposed other penalties. Any such sanctions could have a material adverse effect on Eletrobras.

Judgments abroad may not be enforceable to Eletrobras’ managers or officers.

All the Eletrobras’ officers and directors identified in this reference form reside in Brazil. Eletrobras, its officers and members of the Fiscal Council and Board of Directors have proxies to receive procedural notices abroad, but only under specific circumstances. Substantially all the Eletrobras’ assets and of its officers and directors, are located in Brazil. Thus, it may not be possible to notify these people, attach their assets or enforce a decision, in procedures filed in the United States or other jurisdictions outside Brazil, or enforce it against Eletrobras, in courts in the United States or other jurisdictions outside Brazil, when based on the terms related to liability over securities issued in the United States or other jurisdictions.

j) Risks related to social and environmental issues

Eletrobras is subject to strict safety, health and environmental law s and regulations that may become more stringent in the future and may result in increased liabilities and increased capital expenditures.

Eletrobras’ operations are subject to comprehensive federal, state and local safety, health and environmental legislation as well as supervision by agencies of the Brazilian Government that are responsible for the implementation of such laws. Among other things, these laws require us to obtain environmental licenses for the construction of new facilities or the installation and operation of new equipment required for Eletrobras’ business. The rules are complex and may change over time, making its ability to comply with the applicable requirements more difficult or even impossible, thereby precluding its continuing or future generation, transmission and distribution operations.

For example, the Ministry of Environment required us to fulfill 33 steps related to health and safety and the environment in order to receive a permit for operation of its Madeira river project. Moreover, private individuals, non-governmental organizations and the public have certain rights to commence legal proceedings to obtain injunctions to suspend or cancel the licensing process. In addition, Brazilian Government agencies could take enforcement action against us for any failure to comply with applicable laws. Such enforcement action could include, among other things, the imposition of fines, revocation of licenses and suspension of operations. Such failures may also result in criminal liability, irrespective of its strict liability to perform environmental remediation and to indemnify third parties for environmental damage. Eletrobras cannot accurately predict the effect that compliance with enhanced environmental, health or safety regulations may have on its business. If we do not secure the appropriate permits, its growth strategy will be significantly adversely affected, which may materially adversely affect its results of operations and its financial condition.

Environmental regulations require Eletrobras to perform environmental impact studies on future projects and to obtain the relevant regulatory permits.

Eletrobras must conduct environmental impact studies and obtain regulatory permits for its current and future projects. It cannot assure that these environmental impact studies will be approved by the Brazilian Government, that public opposition will not result in delays or modifications to any proposed project or that laws or regulations will not change or be interpreted in a manner that could materially adversely affect its operations or plans for the projects in which it holds an investment. Eletrobras believes that concern for environmental protection is also an increasing trend in its industry. Although we consider environmental protection when developing its business strategy, changes in environmental regulations, or changes in the policy of enforcement of existing environmental regulations, could materially adversely affect its results of operations and its financial condition by delaying the implementation of electricity projects, increasing the costs of expansion, or subjecting us to regulatory fines for non-compliance with environmental regulations.

4.2 Describe, quantitatively and qualitatively, the main market risks to which Eletrobras is exposed, including with respect to foreign exchange risks and interest rates

In the performance of its activities, Eletrobras is affected by market risk events that can jeopardize its strategic goals. The main purpose of risk management is to anticipate and minimize the adverse effects of such events on Eletrobras’ business and financial and economic results.

For the management of financial risks, Eletrobras has defined operational and financial policies and strategies approved by internal committees and by management, which are aimed at providing liquidity, security and return to its assets and maintain the levels of indebtedness and debt profile defined for economic and financial streams.

The main financial risks identified in the risk management process are:

Exchange rate risk

This risk arises from the possibility of Eletrobras having its results affected by exchange rate variations, given that (i) a substantial portion of Eletrobras’ consolidated debt is denominated in foreign currency; (ii) part of the loans granted by Eletrobras is denominated in foreign currency; and (iii) the revenues, royalties and Itaipu debt receivables are denominated in US dollars.

In 2008, as consequence of the worsening of the international financial and economic crisis, real suffered a depreciation of around 31.9% compared to dollar and in December 2008 the US dollar rate was R$ 2.34/USD. In 2009, was subject to appreciation of 25.5% compared to the US dollar due to improvement of economic conditions in Brazil. In 2010, real appreciated around 4.3%, and depreciated in 2011 around 12.6%. In 2012, there was new depreciation, of 8.9% and again in 2013 and 2014 (respectively 14.6% and 11.8%). In 2015, real again depreciated around 31%, closing the year with an exchange rate of R$ 3.9048 for US$ 1.00.

Thus, because of the volatility and the uncertainty of the factors that affect the exchange rate, it is difficult to predict future movements in the exchange rate. In addition, different foreign exchange scenarios may have adverse effects on Eletrobras to the extent that, despite past adoption of structuring actions to better balance assets and liabilities held by Eletrobras in foreign currencies, they may adversely affect the value of Eletrobras receivables from Itaipu, which are denominated in U.S. dollars, as well as any of its indebtedness denominated in U.S. dollars.

As of December 31, 2015, approximately 33% of Eletrobras’ consolidated indebtedness (of R$ 46.4 billion), was denominated in foreign currencies, of which R$ 14.9 billion, or approximately 32% the its consolidated indebtedness, was denominated in U.S. dollars.

Interest Risk Rate and Libor

This risk is associated with the possibility of Eletrobras incur losses due to fluctuations in market interest rates, impacting its results by the increase of financial expenses relating to international financing agreements, mainly referenced to Libor and most recently to funding transactions in the domestic market concluded in 2013 and 2014, which are referenced to the Selic and CDI rates.

Libor is the London Interbank Offered Rate, which corresponds to the average interest rate by which banks raise funds in the London interbank market. Thus, it is a floating rate.

In 2005, Eletrobras entered a financing facility totaling US$100 million (CAF 100) linked to floating Libor, and continuing the program of external funding in 2008 and 2010, raised US$600 million (within CAF) and US$500 million (Syndicated A/B Loan), also linked to the Libor. As Libor is a floating interest rate, such agreements represent a risk to Eletrobras because of the unpredictability of payable interest expenses. In the period 1990-2015, the Libor has reached approximately 8.8% per year in the early 90s, and on December 31, 2015 the rate was 0.8461% per annum.

With regard to funding on the domestic market, Eletrobras executed, in the second half of 2013, a loan agreement with BNDES in the amount R$ 2.5 billion. The agreement establishes the payment of interest referenced to the Selic rate, which is calculated from the date of the first withdrawal of funds to maturity of the last installment repayment in February 2018.

In addition, a loan agreement was entered in 2014 with Banco do Brasil and Caixa Econômica Federal. The contract has a total value of R$ 6.5 billion, with a principal payment period of eight years, from the disbursements, which was paid in three tranches: the first disbursement in August 2014, the second disbursement in October 2014, and the third disbursement in January 2015. Contract interest is referenced to a floating rate corresponding to 119.5% of CDI per year and paid monthly.

Commodity risk

Eletronorte executed, in the fiscal year of 2004, long-term facilities to supply electricity to 3 of its main clients. These long-term agreements are associated with the international price of aluminum, quoted on the London Metal Exchange (LME) as the base asset to define monthly value of the agreements.

These contracts include the concept of “cap and floor band” related to the aluminum price quoted on the LME. The maximum and minimum price at LME is limited to US$2,773.21/ton and US$1,450/ton. In 2013, the impact on Eletrobras’ result was negative of R$ 179.0 million and the financial condition showed in December 31, 2013 was active in R$ 216.2 million. In turn, in 2014, the impact on the result was positive by R$ 139.5 million and the financial condition presented on December 31, 2014 was negative in R$ 55.4 million. In 2015, the impact on result was negative of R$ 213.6 million and the financial condition presented on December 31, 2015 was active in R$ 46.3 million.

The Brazilian electricity generation tariffs system was based, in general, in a regulated tariff until 2004 and thereafter, because of changes in the sector’s regulation, this system was changed to a price system. Electricity generating companies are currently free to participate in electricity auctions in the regulated market, which are only available to energy distribution companies, and in which a maximum price is set and the determination of the final price is the result of a competitive process among participants of the auction. Additionally, electricity generating companies can enter into bilateral energy sale agreements in the free market, in which consumers are considered free consumers (definition based on the power demanded in MW), and other players in the industry, excluding distribution companies. A substantial portion of revenues from Eletrobras’ generating activities depends on the sale of electricity on the free market by the company. In accordance with specific legislation, the energy from plants that had their concessions renewed, nuclear power plants Angra 1 and 2, plants participating in PROINFA and the Itaipu hydroelectric plant are marketed through quotas and regulated prices.

The electricity transmission tariffs system for old contracts is regulated by ANEEL and is subject to periodic tariff revisions, and for the new transmission contracts, Annual Permitted Revenues (RAP) are set and valid throughout the concession period, being updated annually as per an inflation index and subject to periodic reviews to account for new investments and for the economic and financial balance of the concession agreements.

The electricity distribution tariffs system is controlled by ANEEL and such rates are adjusted annually and revised every four years, based on the maintenance of Eletrobras’ economic-financial balance, considering the relevant investments made and the costs and expenses structure of the relevant company. Billing is made directly to users, based on the amount of energy consumed multiplied by the authorized rate.

Credit risk

Eletrobras and its subsidiaries are exposed to the risk of incurring losses resulting from difficulties to obtain their receivables from customers, as well as from potential defaults by financial institutions acting as counterparties in operations.

Eletrobras, through its subsidiaries, operates in the electricity generation and transmission markets supported by agreements executed in a regulated environment. Eletrobras seeks to minimize its credit risks through collateral mechanisms involving receivables from its customers and, where applicable, through bank guarantees. In the distribution segment, Eletrobras, through its subsidiaries, monitors the default levels by analyzing the characteristics of its customers.

Credit risk related to customers’ receivables (see Note 7) is concentrated in distribution activities, the main feature being the high degree of dilution as it contemplates a significant volume of sales to residential consumers.

In relation to receivables from loans granted, except for the financial transaction with Itaipu, whose credit risk is low due to the inclusion of borrowing costs in the energy trading price of the subsidiary as defined under the International Treaty signed between the Governments of Brazil and Paraguay, the credit risk concentration with any other counterparty individually did not exceed 3% of the outstanding balance during the 2015 fiscal year.

Finally, as to the credit risk resulting from derivative transactions, which are performed in the OTC market, it appears that the counterparty risk is limited to the possibility of loss of protection agreed through these operations, and not cash.

Liquidity risk

Eletrobras and its subsidiaries’ liquidity needs are the responsibility of the areas of treasury and fundraising, working in line in the permanent monitoring of short, medium and long-term cash flows, planned and carried out, trying to avoid possible mismatches and consequent financial losses and ensure liquidity for operational needs.

4.3    Material legal and administrative proceedings, arbitrations, not subject to confidentiality

Eletrobras and its subsidiaries are parties to judicial and administrative proceedings with respect to tax, labor and civil matters, as described below.

The proceedings listed herein were selected principally based on the possibility to represent a significant impact to the assets, to its financial capacity or to its businesses, in such a way that would influence the investment decision. Additionally, institutional risks related to the association of certain misconducts to Eletrobras, or the legal risks associated with the judicial discussion of taxes, were also considered.

Eletrobras established provisions for the legal obligations in relation to legal proceedings for the periods indicated as follows, divided by type:

(R$ thousand)	Parent Company			Consolidated

	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013
CURRENT
Labor	492	-	-	21,100	12,589	8,786
Civil	542,853	-	-	569,625	19,493	14,868

SUBTOTAL	543,345	-	-	590,725	32,082	23,654

NON-CURRENT
Labor	165,712	119,429	128,792	984,066	930,375	912,564
Tax	-	-	-	644,466	236,593	295,494
Civil	8,736,188	4,709,952	2,367,946	11,927,597	7,783,396	4,487,045

SUBTOTAL	8,901,900	4,829,381	2,496,738	13,556,129	8,950,364	5,695,103

TOTAL	9,445,245	4,829,381	2,496,738	14,146,854	8,982,446	5,718,757

Eletrobras’ Management adopts the procedure of classifying the lawsuits filed against Eletrobras by risk of loss based on the opinion of its legal advisors, as follows:

●	provisions are recorded for the lawsuits with a probable unfavorable outcome for Eletrobras;

●	for the lawsuits with a possible unfavorable outcome for Eletrobras, the corresponding information is disclosed in the notes to the financial statements, if such information is relevant; and

●

for the lawsuits with a remote unfavorable outcome for Eletrobras, only the information that in the discretion of Management is deemed as significant for the full understanding of the financial statements is disclosed in the notes.

Therefore, in order to cover losses, provisions for contingencies are made, deemed by the Management of Eletrobras and its subsidiaries, and by their legal advisors, to be sufficient to cover losses in lawsuits, in the listed periods, as set forth below:

(R$ thousand)	Parent Company	Consolidated
Balance on 12/13/2013	2,496,738	5,718,757

Constitution of reserves	2,633,219	3,174,856
Acquisition of subsidiary	-	594,125
Reversion of reserves	(88,230)	(401,301)
Monetary adjustment	-	230,437
Write-offs	-	(1,660)
Payments	(212,347)	(332,769)

Balance on 12/31/2014	4,829,381	8,982,446

Constitution of reserves	5,993,331	8,217,630
Reversion of reserves	(294,541)	(1,096,853)
Monetary adjustment	-	76,351
Write-offs	(419,855)	(1,128,215)
Payments	(663,071)	(904,505)

Balance on 12/31/2015	9,445,245	14,146,854

Administrative Proceedings

Among all administrative proceedings to which Eletrobras and its subsidiaries are parties, those considered material for Eletrobras’ activities, and that are not subject to confidentiality, are described below:

Controlling Company

(i)

Administrative Proceeding
Lawsuit n° 48500005114201011
a) jurisdiction	Superintendence of Economic and Financial Supervision
b) instance	Administrative
c) commencement date	1/24/2014
d) parties	ANEEL (Plaintiff) Eletrobras (Defendant)
e) amounts, assets or rights involved	R$ 8,031 million
f) material facts

Administrative proceeding initiated by Brazilian Electric Power Agency – ANEEL. Through Order n. 63 of January 13, 2014, ANEEL determined Eletrobras should reimburse to the account of the Global Reversion Reserve (“RGR”) the historical amount of R$ 1,924.2 million and R$ 113,6 million, corresponding, respectively, to the amortization of the outstanding balance of financings allegedly not returned to RGR and the alleged appropriation of the financial charges of the fund from 1998 to 2011. The referred order also determines that the amounts shall be corrected following the variation of the extra-market fund of Banco do Brasil from the date that the amount should have been returned to the RGR until the date it is effectively returned. Eletrobras filed an administrative appeal on January 24, 2014, claiming statute of limitations occurred for any debt due, the absence of any unlawful act by Eletrobras and the objective good faith in the management of resources of the fund. In May 10, 2016, the appeal filed was rejected by ANEEL and Eletrobras was convicted, among other measures, to return the amounts of R$1,924.2 million and R$113.6 million, received, respectively, as amortizations of the outstanding balance of financing that were allegedly not paid to the RGR and the alleged appropriation of financial costs of said fund in the period from 1998 to 2011, added with interest and monetary adjustment. Eletrobras will file a claim aiming to annul the administrative decision.

g) chance of loss	Possible.
h) impact in case of loss	R$ 8,031 million.
i) provisions	None

(ii)

Administrative Proceeding
File n° 48500005364201213
a) Jurisdiction	Superintendence of Economic Regulation
b) instance	Administrative
c) date of filing	12/02/2013
d) parties	ANEEL (Defendant) Eletrobras (Plaintiff)
e) amounts, assets and rights involved	R$ 1,110 million
f) main facts

On December 19, 2013, ANEEL issued Resolution No. 1674, establishing Itaipu’s power transfer rate for 2014 in the amount equivalent to US$ 26.05, failing to consider the component relating to the negative balance of Itaipu’s energy trading account in the amount of R$ 881 million, as reported by Eletrobras.

Eletrobras, understanding that the above decision of the agency was incorrect, filed a request for reconsideration on January 2, 2014, claiming that the resolution violates the provisions of Decree No. 4550/2002 in many aspects, being thus absolutely illegal, and in violation of the principle of the hierarchy of laws and illicit enrichment prohibition.

Eletrobras’ request was granted in order to acknowledge that the amounts that were not paid by distributors to Eletrobras should be considered in the balance of Itaipu’s energy trading account, and to order that the expenses incurred with the payment default and other debts of stakeholders could be compensated by the time of the definition of the power transfer rate for 2015. Following the decision, the case was closed.

g) chance of loss	Not applicable (case closed)
h) impact in case of loss	Not applicable (case closed)

Civil Actions

Among all civil proceedings to which Eletrobras and its subsidiaries are parties, those considered material for Eletrobras’ activities, and that are not subject to confidentiality, are described below:

Parent Company

(i)

Civil Lawsuit
File n° 20130111863604
a) Jurisdiction	13th Civil Court of Brasília
b) instance	Civil Court
c) date of filing	12/11/2013
d) parties	Companhia Energética Manauara S/A (Plaintiff) Eletrobras (Defendant)
e) amounts, assets and rights involved	R$ 11.7 million
f) main facts

This claim refers to the enforcement of the agreement guarantee provided for under an agreement with Companhia Energetica Manauara, which should also have its risk rating changed to probable, to the extent that the obligation is expressly provided for in the agreement, and as such Eletrobras has not many defense arguments. On October 23, 2014, the case was judged in favor of Plaintiff. Eletrobras filed an appeal; however, the decision execution claim is ongoing.

g) chance of loss	Probable.
h) impact in case of loss	Eletrobras does not believe that an unfavorable decision would significantly impact its financial capacity, assets or business.

(ii)

Civil Lawsuit
File n° 50016397520134047206
a) Jurisdiction	Superior Court of Justice of the State of Santa Catarina
b) instance	Court of Appeals
c) date of filing	4/14/2013
d) parties	Energimp (Plaintiff) Eletrobras (Defendant)
e) amounts, assets and rights involved	R$ 316.4 million
f) main facts

This is a lawsuit filed by Energimp to obtain Court recognition of its right to receive the full price for the energy generated, according to the tariffs under Proinfa, over the period in which it was not included in the program, due to administrative termination process aimed at establishing irregularities in the qualification process.

An injunction request was granted to Plaintiff so that Eletrobras would make any payments due and overdue and later the lower court decision upheld the copyright request.

Eletrobras has complied with the injunction, making the transfer of funds from Proinfa account, since the granting of the injunction.

Notwithstanding its compliance with the injunction, Eletrobras filed an appeal in order to amend the decision, which is pending judgment.

g) chance of loss	Possible
h) impact in case of loss	This lawsuit refers to the funds from Proinfa account, which is managed by Eletrobras but belongs to the Federal Government, and, thus, do not relate to Eletrobras’ funds.

Subsidiaries

Subsidiary Chesf

(i)

Civil Lawsuit
Lawsuit n° 2000.83.00.014864-7
a) jurisdiction	Superior Court of Justice (“STJ”)
b) instance	3rd Court
c) commencement date	9/15/2000
d) parties	Chesf (Defendant) Construtora Mendes Júnior S.A. (Plaintiff)
e) amounts, assets or rights involved	R$ 7.0 billion. Amount not updated since August 1996.
f) material facts

Collection lawsuit filed by Construtora Mendes Júnior S.A., hired to construct the Itaparica Hydroelectric Plant, alleging financial losses caused by late invoice payments by Eletrobras Chesf. This collection lawsuit is based on a declaratory lawsuit ruled in favor of Mendes Júnior, recognizing the existence of a credit relationship with Eletrobras Chesf and ensuring financial reimbursement. On March 08, 2008 the 4th civil court ruled partially in favor of the plaintiff, determining

Eletrobras Chesf should pay an amount, including attorney’s fees and monetary restatement until August, 1996 (using criteria set forth by the judge), of approximately R$ 7 billion (this amount was not updated since then).

After the Superior Court of Justice ruled not to accept the appeal filed by Construtora Mendes Júnior and confirm the decision of the 2nd Civil Court of the Pernambuco State Court (which declared the initial ruling null and void and determined the lawsuit should be subject to federal courts), the lawsuit was sent to the 12th Federal District, and a new expert examination took place before a new ruling was issued.

The expert examination results were presented, and the Expert stated it was not possible, based on Mendes Júnior’s accounting records, to confirm that the company has obtained funds in the financial markets to finance Itaparica’s construction efforts during the periods in which the late payments took place. This statement was confirmed by Eletrobras Chesf’s technical assistant, after thoroughly analyzing Mendes Júnior’s financial statements. Based on these results, Eletrobras Chesf claimed the lawsuit should not be ruled in favor of the plaintiff by the judge. The Federal Prosecutor’s Office requested the lawsuit should be declared null and void and claimed the lawsuit should not be ruled in favor of the plaintiff by the judge. Eletrobras Chesf filed a motion to clarify, accepted by the judge to clarify certain topics of her decision in connection with the alleged debt of Eletrobras Chesf to Mendes Júnior.

Eletrobras Chesf has filed an appeal claiming the plaintiff’s claim should not prevail, arguing that Mendes Júnior should prove it obtained funds in the financial markets to finance the construction of Itaparica as a result of the late invoice payments by Eletrobras Chesf, pursuant to the ruling of the declaratory lawsuit. Mendes Júnior should also prove that the financial expenses it incurred with such funding efforts were larger than the total additional payments made by Chesf as a result of its late payments. The Brazilian Government and the Federal Prosecutor’s Office also filed appeals based on the same reasoning.

The Federal Courts of the 5th Region, on October 25, 2010 held the appeals filed by

Eletrobras Chesf, the Brazilian Government and the Federal Prosecutor’s Office, and ruled the lawsuit had no merit. Mendes Júnior and the Federal Government have filed special and extraordinary appeals, which were not admitted by the Federal Regional Court of the 5th Region. Mendes Júnior appealed against such decision. On December 31, 2013, federal prosecutors issued an opinion to the Supreme Court stating the appeal should not be admitted and the court dismissed it on February 19, 2014. Mendes Júnior then presented another appeal which was converted into Special Appeal and brought to trial session on December 4, 2014, where all parties presented oral arguments. One of the judges (Min. Benedito Gonçalves) asked for further review of the proceeding and the session was suspended and later resumed on December 18, 2014, when, unanimously, the First Panel decided not to admit the special appeal filed by Mendes Júnior. On December 31, 2014, the special appeal due to the rejection of the extraordinary appeal was pending judgment by the Supreme Court. On March 24, 2015, Mendes Júnior filed a motion for clarifications that are pending decision by Min. Sergio Kukina. Based on the decision issued by the Federal Courts of the 5th Region, the management of Eletrobras Chesf believes the risk of loss on this lawsuit is remote

g) chance of loss	Remote
h) impact in case of loss	Eletrobras believes an unfavorable decision would not significantly impact its financial capacity, its assets or its businesses.

(ii)

Civil Lawsuit
Lawsuit no. RESP 726446/PE
a) jurisdiction	Superior Court of Justice (Superior Tribunal de Justiça – “STJ”)
b) instance	3rd instance
c) commencement date	04/26/1994

d) parties

Eletrobras Chesf (Plaintiff and counter-respondent)

Consórcio Xingó, formed by Companhia Brasileira de Projetos e Obras – CBPO, CONSTRAN S.A. – Construções e Comércio – and Mendes Júnior Engenharia S.A. (Defendants and counter-claimants)

e) amounts, assets or rights involved	Amount claimed by Consórcio Xingó: R$ 1.8 billion.
f) material facts

Chesf is plaintiff in this legal proceeding through which it claims the partial annulment of an amendment (Factor K for analytical restatement of prices) to the agreement for the construction of the Xingó Hydroelectric Plant, executed by and between Chesf and Consórcio Xingó, in addition to a refund corresponding to two times the amounts paid as “Factor K”, totaling R$ 350 million. (corresponding amount at that time, converted into reais) (“Main Claim”).

The lawsuit commenced by Chesf was dismissed. The counterclaim presented by the Defendant was upheld by the judge of the 12th civil district of Recife, and the decision was upheld by the 2nd chamber of the Pernambuco Appellate Court (Tribunal de Justiça de Pernambuco – “TJPE”).

Chesf and the Brazilian government, which is acting as the first’s assistant on the lawsuit, filed appeals to the STJ and to the Supreme Court, discussing certain decisions. In August 2010, the STJ upheld Chesf’s appeal to reduce the amount of the claim. However, STJ denied the other special appeals presented by Chesf and upheld the decision of the TJPE which dismissed the declaratory action filed by Chesf and upheld the counterclaim filed by the defendants, occasioning the opposition by Eletrobras Chesf who recorded a Motion for Clarification, whose trial began in December 2012 and completed in December 2013, having been dismissed the appeal as a decision published on March 19, 2014. Such decision has been seconds Motion for Clarification, pending judgment on May 12, 2014.

On November, 1998, the defendants filed a motion for the provisional execution of the ruling, amounting to R$ 245 million, but the lawsuit was suspended by the President of STJ, issued under an appeal filed by the Consórcio as of June 24, 2002, reassuring the previously issued injunction and preventing the execution of any amounts before a final, non-appealable decision is issued. In this judgement, STJ has substantially decreased the amount of attorney fees due. The parties have not yet been notified of such decisions, and may file appeals against the rulings. As of September 30, 2012, notification to the parties of the decisions issued by STJ was still pending.

After that, the Defendant filed a liquidation proceeding before the 12th civil district of Recife to calculate the amount due, in case all appeals filed by Chesf and the Brazilian Government are dismissed.

In this liquidation proceeding, the judge of the 12th civil district ruled the Federal Courts have jurisdiction over the case, as the Brazilian Government is a party thereto as an interested third party. Consórcio Xingó filed an appeal against this decision, and the Pernambuco Courts agreed to its claim and determined the state civil courts as the appropriate jurisdiction for the matter. Against this decision issued by the TJPE, Chesf and the Brazilian Government filed appeals, which were ruled against on October, 2010, except for the plaintiff’s attorney fees, which were reduced, decision against which Consórcio Xingó filed a motion for clarification.

Afterwards, the substitute judge of the 12th civil district of Recife decided the liquidation proceeding and fixed the amount due (R$ 842.5 million). Chesf appealed, as the decision had omissions in connection to allegations made by Chesf related to the expert report presented to the judge. The judge upheld the appeal and dismissed the liquidation proceeding, as the matter was still subject to a final decision by the STJ. Consórcio Xingó appealed to the TJPE. The 6th chamber of TJPE, on May 26, 2011, upheld the appeal. Chesf filed a motion for clarification.

The 6th chamber of TJPE, on March 22, 2012, issued a decision regarding the appeals filed by all parties against the initial decision issued for the liquidation proceeding, upholding the appeal filed by Consórcio Xingó to disregard the judgment against the Consórcio for the payment of legal fees and to rule Chesf as the liable party for such payments.

Simultaneously, TJPE upheld the appeal filed by Chesf and the Federal Government to exclude the incidence of “statutory interest on arrears” added to the “contractual interest on arrears,” in order to maintain in the liquidation calculation only the “contractual interest on arrears.” Chesf has also filed a motion for clarification with respect to a few points of the TJPE decision. On December 04, 2012, the motion for clarification filed by Chesf were included in the judgment agenda of STJ. However, one of the judges asked for the lawsuit for further analysis, and the judgment was suspended.

In August 2013, the defendants promoted the provisional execution of the values that, according to his own calculations, corresponds to the updating of the amount approved in your favor by TJPE. In this case, Chesf was ordered to repay the amounts, but presented “except for pre-execution” (pointing, as authorized by case law from the Supreme Court, several procedural irregularities would prevent, immediately - and without prejudice to other specific topics challenge to its own calculations of the ground in the face of pronounced by TJPE - the continuation of this provisional execution).

On August 22, 2014, after the “except for pre-execution” was dismissed, the judicial authorities authorized the online attachment of the total amount of R$ 948.6 million in banking accounts of Chesf. On August 28, 2014, the judge accepted the presentation of a surety bond offering in the amount of R$ 1.3 billion and, as a result, determined the release amounts blocked in the banks. Defendants filed an interlocutory appeal for the suspension of the effects of the decision which led to the release of the blocked amount, being such request upheld by the courts on September 15, 2014. On September 24, 2014, a requests for clarification filed by Chesf was denied. Defendants filed a complaint with the TJPE on November 6, 2014, which was distributed to the 6th Civil Chamber of TJPE and rejected in January, 2015. In the context of a Motion for Clarification filed by Defendants, a new decision was issued on February 3, 2015 determining the lawsuit was no longer extinct and accepting the calculations presented by the Defendants and determining the referral of the case to the judicial accountant to confirm such calculations. Chesf filed an Interlocutory Appeal and a Motion for Clarification, both in order to counteract the decision which restored the provisional execution, which had been extinguished by previous decision. However, the interlocutory appeal was denied and the Motion for Clarification was dismissed on April 13, 2015 and considered only a procrastinating move, maintaining the decision in all its terms and requesting the referral of the case to the judicial accountant. An Interlocutory Appeal was filed by the Consórcio, which allowed the judge of the 12th Civil Court of Recife to determine the online attachment, in the amount of R$ 1 billion, excluding attorneys’ fees. As of December 31, 2015, the blocks summed R$ 360 million. The consortium filed a petition requesting the attachment of 25% of the income of Chesf, as well as the withdrawal of the amount that was blocked by then, but the request was not granted by the Court, decision that was confirmed by the TJPE. On February 24, 2016, a new decision by the 12th Civil Court of Recife granted the request of attachment on public debt bonds issued by Chesf, in order to complete, up to the conviction amount, the amount that is blocked. An Interlocutory Appeal was filed before the TPJE, which is pending judgment. The attachment has not been formalized yet.

g) chance of loss	Probable
h) impact in case of loss

Eletrobras believes that an unfavorable decision would have significant impact on the financial capacity of Eletrobras, or its businesses, which may influence the decision of the investors. This claim has a provision in the amount of R$ 1,071.6 million, considering the history above and all the decisions and appeals issued so far, based on the opinion of the legal advisors, maintaining the provision in the current liabilities in the amount of R$ 1.1 billion. This provision corresponds, on one side, to the payments due at the time and not paid timely by the Company related to K Factor (partial offset of K Factor between July 1990 and December 1993, in compliance with Law no. 8,030/1990, and full suspension of payment of the K Factor, in the period between

January 1994 and January 1996), and, on the other side, the amount approved by the TJPE updated according to criteria set forth by that court and adjusted by the portions to be converted by Chesf in the same claim, upon the corresponding special appeal mentioned above. Increase of the provision from R$ 850.9 million to R$ 1.1 billion, in order to meet the order determined by the 12th Civil Court of Recife.

(iii)

Indemnification Claim
Lawsuit no. 20090199013048-5
a) jurisdiction	Federal Regional Court of the 1st Region
b) instance	2nd instance
c) commencement date	07/12/1993
d) parties	Estate of Anderson Moura Souza and Eliza Teixeira Moura (Plaintiff) Chesf (Defendant)
e) amounts, assets or rights involved	R$ 100,0 million
f) material facts

Indemnification for the indirect expropriation of 14,400 ha of lands located at Fazenda Aldeia, Santo Sé – BA. A lower court decision regarding the Indemnification Claim n. 0085/1993 granted relief in the form of a motion requiring Chesf to pay R$ 50.0 million, which corresponds to the principal amount sought by the estate, plus interest and monetary restatement.

On December 31, 2008, Chesf filed an appeal against that decision in the Federal Regional Court of the 1st Region. On March 31, 2009, the lawsuit was transferred to the Federal Courts upon the intervention of the Federal Government. On June 30, 2011, Chesf’s appeal was granted partial relief. According to a decision published on June 24, 2011, the court rejected the plaintiff’s appeal. On September 30, 2011, an action for relief from judgment was filed at the Federal Regional Court of the 1st Region. On December 31, 2013, an injunction was granted, adjourning the main lawsuit. Pending judgment of the action for rescission.

g) chance of loss	Probable
h) impact in case of loss	Eletrobras believes an unfavorable decision would not significantly impact its financial capacity, its assets or its businesses.

(iv)

Civil Lawsuit
Lawsuit no. 2002.34.00.026509-0
a) jurisdiction	15th Federal District of the Brazilian Federal District
b) instance	1st instance
c) commencement date	08/23/2002
d) parties	AES – Sul Distribuidora Gaúcha de Energia (Plaintiff) Chesf (Defendant)
e) amounts, assets or rights involved	R$ 110.0 million
f) material facts

Lawsuit filed by AES – Sul Distribuidora Gaúcha de Energia seeking the recording and settlement by ANEEL of market transactions related to the profit verified in light of a non-option for insurance made in December 2000. An interlocutory decision on the appeal of the Plaintiff lodged against ANEEL resulted in a debt of approximately R$ 110.0 million that should have been paid on November 7, 2008. To suspend the enforceability of the debt, the following legal measures were adopted between November 03, 2008 and November 07, 2008: 1) the filing of a request to suspend the injunction at the Superior Court of Justice; 2) the filing of a writ of mandamus at the Regional Federal Court of the

1st Region, 3) a motion requesting the inclusion of Chesf in the lawsuit as an indispensable defendant. Proceedings 2 and 3 were accepted, resulting in the reversal of the injunction and suspension of debt. Chesf was included in the dispute as an indispensable defendant and challenged the lawsuit. On December 31, 2011, the Regional Federal Court – 1st Region granted relief to the writ of mandamus filed by Chesf (measure 2), and AES filed a special appeal. After the special appeal was rejected, AES filed an appeal. The judge ruled the lawsuit had no merit, and also rejected the motion for clarification, and the plaintiff filed an appeal against such decision. Chesf offered counterarguments to the appeal, which is pending analysis by the court. The appeal of AES Sul was provided and Chesf filed appeal by way of case stated, which was rejected. As of December 31, 2015, the decision that rejected the bill of review was pending publication.

g) chance of loss	Possible
h) impact in case of loss	Eletrobras believes an unfavorable decision would not significantly impact its financial capacity, its assets or its businesses.

(v)

Civil Lawsuit
Lawsuit no. 0028240-80.2002.8.17.0001
a) jurisdiction	1st District of Recife – PE
b) instance	1st instance
c) commencement date	09/17/2009
d) parties	Indústrias Reunidas Raimundo da Fonte S/A (Vitivinicola Santa Maria S/A) (Plaintiff) Chesf (Defendant)
e) amounts, assets or rights involved	R$ 61.0 million
f) material facts

Action for compensation promoted by Raimundo gathered Industries S/A da Fonte (Vitivinicola Santa Maria SA), due to damages caused by the flooding of the São Francisco River in 1992. The final ruling determined a provisional execution, and determined an expert should calculate the values for damages and lost profits. An expert agronomist was appointed, who had powers only to calculate the amounts to be granted in respect of consequential damages. The report was contested by Chesf, which required the judge of the 1st Civil Court that it an accounting expert was designated to calculate a value, even approximate, corresponding to the loss of profits, based on the Plaintiff’s activities. The plea was refused, as was an interlocutory appeal filed against such decision. Then a special appeal addressed to the Superior Court of Justice was filed (which was denied by TJPE). Chesf appealed against that decision (AREsp-EP 377 209), and such appeal was refused, causing Chesf to file a new special appeal, which was also denied in April 2014, causing the process to be res judicata.

g) chance of loss	Probable
h) impact in case of loss

Eletrobras does not believe that an unfavorable decision would significantly impact financial or equity capability of Eletrobras, or its business. The Company has made several deposits in the judicial account in the amount of R$ 61.0 million, which have been withdrawn by the opposing party and is waiting the decision to extinct the enforcing procedure.

(vi)

Civil Lawsuit
File n° 0009364-44.2003.4.05.8300
a) Jurisdiction	2nd Federal Court - PE
b) instance	Superior Court
c) date of filing	4/9/2003
d) parties	Hidroservice Engenharia Ltda (Plaintiff) Chesf (Defendant)
e) amounts, assets and rights involved	R$ 598.5 million
f) main facts

Indemnity claim filed by Hidroservice, aiming at the cancellation of the electricity sector securitization agreement with indemnity due to the reduction of the revenues relative to the trading of securities received and bank interest. Appeals denied, and sustaining the decision that rejected the claim made by Plaintiff. Motion for Clarification granted on November 26, 2013 to correct the material error pointed out by Chesf and dismiss both motions filed by the parties. Filing of a Special and an Extraordinary appeal by Hidroservice. Both Chesf and the Federal Government filed Special Appeals seeking increase of attorneys’ fees. The Extraordinary Appeal filed by Hidroservice and the Special Appeal filed by Eletrobras and the Federal Government were rejected and the Special Appeal filed by Hidroservice was referred to the Supreme Court, and is pending judgment. Hidroservice, Chesf and the Federal Government filed interlocutory appeals for their appeals to be accepted.

g) chance of loss	Possible
h) impact in case of loss	Eletrobras does not believe that an unfavorable decision would significantly impact its financial capacity, assets or business.

(vii)

Civil Lawsuit - Indemnity
File n° 2014.01.1.193316-6
a) jurisdiction	23rd Civil Court of the District of Brasília - DF
b) instance	Lower Court
c) date of filing	12/09/2014
d) parties	Energia Potiguar Geradora Eólica S/A and Others (Plaintiffs) Chesf (Defendant)
e) amounts, assets and rights involved	R$ 243 million
f) main facts

This is a lawsuit brought by Energia Potiguar Geradora Eólica S.A., Torres De Pedra Geradora Eólica S.A., Ponta do Vento Leste Geradora Eólica S.A., Torres de São Miguel Geradora Eólica S.A., Morro dos Ventos Geradora Eólica S.A., Canto da Ilha Geradora Eólica S.A., Campina Potiguar Geradora Eólica S.A., Esquina dos Ventos Geradora Eólica S.A., Ilha dos Ventos Geradora Eólica S.A., Pontal do Nordeste Geradora Eólica S.A., and Ventos Potiguares Comercializadora de Energia S.A. seeking compensation for damages (damages and loss of profits) in the amount of R$ 243 million, which would be due as a result of the alleged delay in the commercial operation of LT Extremoz II - João Câmara II and SE João Câmara II. On December 31, 2015, the lawsuit was in the first stage, and the defense was presented.

g) chance of loss	Possible
h) impact in case of loss	Eletrobras does not believe that an unfavorable decision would significantly impact its financial capacity, assets or business.

(viii)

Public Civil Action
File n° 33328-13.2015.4.01.3400
a) jurisdiction	15th Federal Court of the Federal District
b) instance	Lower Court
c) date of filing	6/15/2015
d) parties	Aneel (Plaintiff) Chesf (Defendant)
e) amounts, assets and rights involved	R$ 1,470.8 million

f) main facts

This is a public civil action led by Aneel in order to charge Chesf for alleged losses that final energy customers would have suffered as a result in delays of works relating to so called Shared Generation Facilities - ICGs. This damage would be of R$ 1,470.8 million. Chesf was summoned on October 23, 2015 and submitted its defense on December 4, 2015.

g) chance of loss	Possible
h) impact in case of loss

It is not possible to assess, at this moment, what would be the outcome of the case, since this is the first action in the country to address the issue (there is no history of collective actions in Brazil for similar purposes).

Subsidiary Eletronorte

(i)

Civil Lawsuit
Lawsuit no. 2005.01.1.144376-8
a) jurisdiction	Superior Court of Justice
b) instance	3rd Court
c) commencement date	12/14/2005
d) parties	Sul América Companhia Nacional de Seguros (Plaintiff) Eletronorte (Defendant)
e) amounts, assets or rights involved	R$ 236.7 million
f) material facts

A Lawsuit claiming the reimbursement of amounts paid by the Plaintiff to Albrás Aluminio Brasileiro S.A. (“Albras”) pursuant to obligations under insurance contracts, having the insurance company filed suit against Eletronorte.

Main arguments of the Plaintiff: the responsibility of the insurance claim was allegedly the interruption of the supply pf electricity to the industrial complex, which is the subject of a specific contract between Albras and Eletronorte.

Main arguments of the Defendant: statute of limitations is applicable, absence of strict liability, no fault and unforeseeable circumstances, which are causes to exclude liability.

The ruling of the 1st instance judge upheld the request of the plaintiff and ordered Eletronorte to pay the plaintiff R$ 55,7 million, including monetary restatement pursuant to the variation of the INPC index from the date of preparation of the calculations presented in the lawsuit and interest at a rate of 1% per month since service of process.

The parties submitted appeals against the decision, and the appeal filed by Eletronorte was dismissed and the Plaintiff’s appeal was upheld.

Eletronorte filed an appeal against such decision, and the decision of such additional appeal confirmed that in cases of late payments not involving individuals and upon absence of extrajudicial challenge by the party who caused the damage, the interest starts flowing from the moment service of process is made for the amounts paid administratively and, for payment of additional indemnification, from the moment service of process was made in the lawsuit filed by the insured entity against the insurers before the Justice of Rio de Janeiro.

Eletronorte filed a motion for clarification, which was denied. Both the Plaintiff and Eletronorte then filed special appeals for the superior court of justice, which were admitted. The special appeals are pending distribution to higher courts.

g) chance of loss	Probable
h) impact in case of loss	Eletrobras does not believe that an unfavorable decision would significantly impact financial or equity capability of Eletrobras, or its business

Subsidiary Eletrosul

(i)

Civil Lawsuit
Lawsuit no. 166-53.2011.8.16.0122
a) jurisdiction	1st Civil District of Ortigueira – PR
b) instance	1st instance

c) commencement date	6/30/2011
d) parties	Mineradora Tibagiana Ltda. (Plaintiff) Consórcio Cruzeiro do Sul (Defendant) - Eletrosul holds 49% in Consórcio Cruzeiro do Sul.
e) amounts, assets or rights involved	R$ 119.3 million (243.4 x 49%)
f) material facts

This is an indemnification lawsuit filed by Mineradora Tibagiana Ltda. against Consórcio Energético Cruzeiro do Sul.

The plaintiff claims (i) that it is the holder of a decree issued by the National Department of Mining and Mineral Production (“DNPM”); and (ii) because it is a holder of a mining concession, it became the legitimate holder of the possession and control of the area surrounding the River Tibagy region. The damages claimed by the plaintiff relates to alleged losses in the mining activities on the basis of construction of the Mauá power plant.

g) chance of loss	Possible
h) impact in case of loss	Eletrobras does not believe that an unfavorable decision would significantly impact financial or equity capability of Eletrobras, or its business

Subsidiary Furnas

(i)

Writ of Mandamus
Lawsuit no. 0018333-44.2005.4.01.3400
a) jurisdiction	Federal Justice
b) instance	2nd Court
c) commencement date	7/5/2010
d) parties	Furnas (Plaintiff) ANEEL (Defendant)
e) amounts, assets or rights involved	R$ 103.0 million
f) material facts

This is a Writ of Mandamus filed by subsidiary Furnas aiming the annulment of the decision by ANEEL that determined the execution of the Contract for Usage of the Transmission System (CUST) and other contracts related to the Transmission and Distribution of Usina Termelétrica Cuiabá. Furnas claims that, under the terms in Resolution no. 236/2003 - ANEEL, CUST should be executed by the generating unit with the ONS that acts as the Energy Producing Company (EPE). Therefore, Furnas would be just selling the produced energy, with no assumption of financial fees arising out of transmission and distribution contracts. The claim was judged inappropriate in the lower court. However, Furnas managed to obtain, with the TRF of the 1st Region, the suspension of the signature of the contract until the final decision. The proceeding is currently with the TRF of the 1st Region, waiting for the judgment of the civil appeal filed by Furnas.

g) chance of loss	Possible
h) impact in case of loss	Eletrobras does not believe that an unfavorable decision would significantly impact financial or equity capability of Eletrobras, or its business

(ii)

Civil Lawsuit
File n° 0230268-26.2015.8.19.0001
a) jurisdiction	16th Civil Court of the City of Rio de Janeiro
b) instance	Lower Court
c) date of filing	5/24/2015
d) parties	Consórcio Fornecedor batalha - CONBAT (Plaintiff) Furnas (Defendant)
e) amounts, assets and rights involved	R$ 123.5 million
f) main facts

The lawsuit seeks to injunctively suspend as well as to cancel, at the end of the case, the undue application of a fine by Furnas to Conbat, avoiding the inclusion of the consortium at CADIN and to restore the economic and financial balance of administrative agreement executed, claiming also Furnas’ delay in fulfilling its obligations.

g) chance of loss	Possible
h) impact in case of loss	Eletrobras does not believe that an unfavorable decision would significantly impact its financial capacity, assets or business.

  (iii)

Civil Lawsuit
File n° 0027531-15.2007.8.19.0001
a) jurisdiction	1st Civil Court of the City of Rio de Janeiro
b) instance	Lower Court
c) date of filing	3/9/2007
d) parties	Inepar S/A Indústria e Construções (Plaintiff) Furnas (Defendant)
e) amounts, assets and rights involved	R$ 138.1 million
f) main facts

Restore the balance of the agreement due to the exchange rate and damages resulting from agreements 13505/13506/13,507, capacitor bank for the Itaberá substation. The process is in the evidentiary investigation phase.

g) chance of loss	Possible
h) impact in case of loss	Eletrobras does not believe that an unfavorable decision would significantly impact its financial capacity, assets or business.

Labor Claims

Among the labor lawsuits to which Eletrobras and its subsidiaries are parties, those that are relevant to the Company’s business and which are not confidential are described below:

Subsidiary Furnas

(i)

Labor Claim
File n° 010058-17.2012.5.18.0131
a) jurisdiction	Superior Regional Labor Court – 18th Region
b) instance	Court of Appeals
c) date of filing	12/17/2012
d) parties	Sindicato dos Eletricitários de Furnas e DME (Plaintiffs) Furnas (Defendant)
e) amounts, assets and rights involved	R$ 21.0 million
f) main facts

Overtime commuting due and overdue (four hours a day, two hours to go and two hours to return), plus an additional 50% on the value of regular time, and additional vacation time + 1/3, PLR, ATS, FGTS, Christmas time, additional fee for the performance of hazardous, unhealthy and painful activities, RSR, function gratification, accessory functions, nightshift, overtime and notice and attorney’s fees. Final decision. Claimed judged in favor of Plaintiff. Decision being enforced.

g) chance of loss	Probable.
h) impact in case of loss	Eletrobras does not believe that an unfavorable decision would significantly impact its financial capacity, assets or business.

(ii)

Labor Claim
File n° 0171500-23.1995.5.01.0046
a) jurisdiction	46th Labor Court of Rio de Janeiro
b) instance	Lower Court
c) date of filing	10/20/1995
d) parties	C. O. P. and Others (Plaintiffs) Real Grandeza Fundação de Previdência e Assistência Social and Furnas (Defendants)
e) amounts, assets and rights involved	R$ 6.0 million
f) main facts	Claim regarding additional retirement benefits (parity). An interlocutory appeal was filed against a petition by Fundação Real Grandeza. Paid amounts in the provisioned figure.

g) chance of loss	Probable.
h) impact in case of loss	The decision against Eletrobras did not significantly impact its financial capacity, assets or business.

Subsidiary Chesf

(i)

Public Civil Action
Lawsuit no. 2490-83.2012.4.01.3306
a) jurisdiction	Federal Justice– BA – Subsection Paulo Afonso
b) instance	2nd Instance
c) commencement date	24.07.2012
d) parties	Federal Prosecution Office (Plaintiff) Chesf (Defendant)
e) amounts, assets or rights involved	R$ 1.0 billion
f) material facts

Public civil action filed by the Federal Prosecution Office (“MPF”) before the judicial subsection of Paulo Afonso - BA, which, in summary, pursues judicial relief declaring the non-existence of the Amendment to the 1986 Agreement, entered into by Chesf and representatives of the Trade Union of Rural Workers of Polo Creative Commons License in 1991. The value attributed to the lawsuit is of R$  1.0 billion.

The 1st instance judge ruled partially against Chesf, ordering it to indemnify the families removed from their lands with resources from VMT as restated over the preceding five years, supplemented by judgment of motion for clarification that excluded from the effects of the decision those families who entered into extrajudicial settlements with Chesf, waiving any resettlement rights. Chesf filed an appeal, and the Federal Court of Paulo Afonso granted access to the appeal to the MPF for counterarguments. This appeal is pending judgment at TRF 1st Region, on 12/31/2015

g) chance of loss	Possible
h) impact in case of loss	Eletrobras does not believe that an unfavorable decision would significantly impact financial or equity capability of Eletrobras, or its business.

Subsidiary CEAL:

(i)

Labor Lawsuit
Process no. 00248000-77-1989-5-19-0002
a) jurisdiction	2nd Labor District of Maceió
b) instance	1st instance
c) commencement date	03/10/2005
d) parties	Sindicato dos Trabalhadores nas Indústrias Urbanas no Estado de Alagoas (Plaintiff) CEAL (Defendant)
e) amounts, assets or rights involved	R$ 722.0 million
f) material facts

The Union of Workers in Urban Industries of the state of Alagoas, in the capacity of procedural substitute, brought a labor claim on behalf of employees of Ceal who are seeking supposed salary differences in light of the implementation of the “Bresser Plan” (Decree n. 2,335/87).

The claim was supported by the Distinguished Second Board of Conciliation and Judgment of Maceió-AL, the decision of which was upheld by the Regional Labor Court – 19th region as a final and non-appealable decision. Upon the execution of the judgment, the judge of the 2nd labor district of Maceió understood at that time that there should not be a time limit to the reference date of the category, which would extraordinarily increase the amounts due.

Ceal and the Federal Government filed an objection to pre-execution which was rejected by lower court judge.

Ceal and the Federal Government filed an interlocutory appeal with the Regional Labor Court against the decision that rejected the objection to pre-execution. Concurrently, Ceal filed a writ of prevention to suspend execution at the Regional Labor Court. This writ is pending judgment.

The interlocutory appeal argues that the award should be restricted to the reference date of the category, as provided for by Decrees 2,284 (Articles 20 and 21), 2,334/87 (Articles 8 and 9). 2,336/87 and Article 789, Paragraph 1 of Brazilian Labor Code (CLT) and Precedent 322 of the Superior Labor Court.

The Federal Government’s Defendants’ Office argues in its interlocutory appeal that the award is unenforceable, considering that the appealed decision does not accompany the reaffirmed and settled guidance of Federal Supreme Court, supported by Articles 884, Paragraph 5 of CLT and article 741, sole paragraph, of CPC.

The lawsuit is currently in execution process to ratify the lower court’s calculations in the amount of R$ 722 million. The amounts were contested by Ceal by submitting two arguments: one restricted to the reference date and another contesting the amounts presented by the Union without restriction to the reference date. If the restriction to the reference date is accepted, calculations will be reduced to R$ 3.4 million and the amount accrued by Ceal and assessed by legal counsels as the probable loss is restricted to the reference date. The 5th Panel of the TST started to judge the appeal discussing the need to examine the pre-execution arguments. The reporting judge, Judge Emmanoel Pereira, and Judge Maria Helena Mallmann voted for non-granting of the appeal. The process is currently under analysis by Judge Caputo Bastos.

g) chance of loss	Probable
h) impact in case of loss	Eletrobras does not believe that an unfavorable decision would significantly impact financial or equity capability of Eletrobras, or its business.

Tax Proceedings

Among all tax proceedings to which Eletrobras and its subsidiaries are parties, those considered material for the Company’s activities, and that are not subject to confidentiality, are described below:

Controlling Company

(i)

Tax Assessment Note
Lawsuit no. 10166007875200354
a) jurisdiction	Taxpayers Council
b) instance	Administrative
c) commencement date	07/18/2008
d) parties	National Treasure Prosecution (Plaintiff) Eletrobras (Defendant)
e) amounts, assets or rights involved	R$ 448.8 million
f) material facts

Tax Assessment Notice issued against Eletrobras and relating to the payment of COFINS applicable on financial income from loan agreements, financial transfers and loans, and foreign exchange variations from contracts between Eletrobras and Itaipu Binacional, calculated from February 1999 to November 2002. Eletrobras presented its defense claiming that it excluded such revenues from the COFINS calculation with grounds in Section XII, item “b” of the Treaty Brazil-Paraguay (Legislative Decree No. 23 of 05/30/73).

Despite the submission of Eletrobras’ defense, the Brazilian Internal Revenue Service in Brasília sustained the tax collection, and Eletrobras presented an administrative appeal against such decision, which was upheld by the 2nd Chamber of the 2nd Taxpayers’ Council. The Union (National Treasury), filed a special appeal of disagreement, seeking the annulment of the judgment issued by the Council, and decision on this appeal is still pending. Accordingly, the last decision issued by the Taxpayers’ Council was in favor of Eletrobras, and Eletrobras understand that the decision is in line with the case law of the Supreme Court.

g) chance of loss	Possible
h) impact in case of loss	R$ 448.8 million

Subsidiary Furnas

(i)

Tax Administrative Procedure
File no. 16682.720.517/2011-98
a) jurisdiction	Federal Revenue of Brazil

b) instance	Administrative
c) commencement date	07/27/2011
d) parties	Brazilian Internal Revenue Service (Plaintiff) Furnas (Defendant)
e) amounts, assets or rights involved	R$ 1,229.6 million
f) material facts

Tax Administrative Proceeding concerning the notice of infraction issued by the Brazilian Internal Revenue Service in terms of tax procedure to check the calculation of income tax and social contribution in the calendar year 2007, particularly with respect to amounts considered under: reduction Recipe net; depreciation expenses; and other operating expenses. After the filing of a Voluntary Appeal by Eletrobras Furnas, The Taxpayers Council decided at trial session of 06/13/2012, carry out a due diligence on Eletrobras Furnas to clarify the facts before you make a final decision. Fiscal diligence began in January 2014.

g) chance of loss	Possible.
h) impact in case of loss	Eletrobras does not believe that an unfavorable decision would significantly impact financial or equity capability of Eletrobras, or its business.

(ii)

Tax Administrative Process
File no. 16682.720.516/2011-43
a) jurisdiction	Brazilian Internal Revenue Service
b) instance	Administrative
c) commencement date	07/27/2011
d) parties	Brazilian Internal Revenue Service (Plaintiff) Furnas (Defendant)
e) amounts, assets or rights involved	R$ 1,161.1 million
f) material facts

Tax administrative proceeding regarding the tax assessment notice issued by the IRS of Brazil because of fiscal procedure for checking eventual failure of payment or statement of contributions to the PIS/Pasep and COFINS from October 2006 to December 2009 in a judgment session held on 09/24/2013, the case was forwarded to the 1st Panel of the 1st Chamber of CARF to be tried together with the administrative proceeding n. 16682720517/2011-98, described in the table above.

g) chance of loss	Possible.
h) impact in case of loss	Eletrobras does not believe that an unfavorable decision would significantly impact financial or equity capability of Eletrobras, or its business.

(iii)

Tax Administrative Process
File no. 16682.720.878/2013-04
a) jurisdiction	Brazilian Internal Revenue Service
b) instance	Administrative
c) commencement date	08/29/2013
d) parties	Brazilian Internal Revenue Service (Plaintiff) Furnas (Defendant)
e) amounts, assets or rights involved	R$ 744.4 million
f) material facts

Tax Administrative Proceeding concerning the notice of violation issued by the Federal Revenue of Brazil because of tax procedure that verified the use of spending taken in 2000 (due to the assumption of debt of the Royal Greatness Foundation) as a tax loss recorded in 2009 and therefore compensated for the calendar years 2009, 2010 and 2011. The fiscal authority states that this record was made in the wrong way, considering that such expenditure should have been accounted for in the period of its jurisdiction in 2000. This way deducted expenses deducted in the calendar year 2011. After the decision from the Office of Judgment of the Brazilian Internal Revenue Service in April 2014 dismissing the challenge Furnas, was brought Voluntary Appeal in May 2014.

g) chance of loss	Possible.
h) impact in case of loss	Eletrobras does not believe that an unfavorable decision would significantly impact

(iv)

Infringement Act
Lawsuit no. 16682.720.874/2013-18
a) jurisdiction	Brazilian Internal Revenue Service
b) instance	Administrative
c) commencement date	08/29/2013
d) parties	Brazilian Internal Revenue Service (Plaintiff) Furnas (Defendant)
e) amounts, assets or rights involved	R$ 107.3 million
f) material facts

Tax Assessment Notice issued by the Brazilian Internal Revenue Service as a result of the treatment, as exempt income, the revenues of use of transmission network by Itaipu. Official assessment of the differences of the amounts owed to Pasep / Cofins and declared through DCTF. File sent to CARF to judge the voluntary appeal filed by Furnas.

g) chance of loss	Possible
h) impact in case of loss	Eletrobras does not believe that an unfavorable decision would significantly impact financial or equity capability of Eletrobras, or its business.

(v)

Annulment Claim
File n° 0084092-14.2015.4.02.510
a) jurisdiction	3rd Federal Court of Rio de Janeiro
b) instance	Lower Court
c) date of filing	5/26/2015
d) parties	Furnas (Plaintiff) Federal Government (Defendant)
e) amounts, assets and rights involved	R$ 126.3 million
f) main facts

This is a claim for annulment regarding a tax credit determined in the administrative proceeding No. 16682.720330/2012 (collection of PIS/COFINS on RTE and Itaipu), so that such a requirement was guaranteed by an escrow deposit in the files of the injunction attached to it, n° 064673-08.2015.4.02.5101. On July 6, 2015, Furnas made a judicial deposit in the amount required at the time, totaling R$  117.3 million. Furnas is to file its response.

g) chance of loss	Probable.
h) impact in case of loss	None, considering that there was a judicial deposit of the amount involved.

(vi)

Tax Administrative Proceeding
File n° 16682.722.946/2015-23
a) jurisdiction	Brazilian Internal Revenue Service
b) instance	Administrative
c) date of filing	11/27/2015
d) parties	Brazilian Internal Revenue Service (Plaintiff) Furnas (Defendant)
e) amounts, assets and rights involved	R$ 558.6 million
f) main facts

Tax Administrative Proceeding regarding the tax assessment notice issued by the Brazilian Internal Revenue Service for the collection of income tax and social contribution, and penalties and interest due to: incorrect registration in 2009 of tax losses related to an expense made in 2000 as a result of a debt assumption agreement with Fundação Real Grandeza in order to improperly reduce the taxable income and the social contribution calculation basis in 2009, 2010 and 2011 and, consequently, the tax paid. Furnas would have excluded improperly, from the calculation base of the income tax, a fine levied due to the lack of payment of monthly estimates of income tax and social contribution on account of compensation made and that were not considered by the tax agent, and social contribution, as “reversal of balances of non-deductible provisions” and “other exclusions”, the amounts related to payments of interest on debt between Furnas and Real Grandeza. Furnas would have compensated the credits in the determination of the income tax and CSLL calculation basis without using PER/DCOMP, so that the tax agent regarded as if such compensations did not exist, thus, charging, in addition to the amount that it did not pay, the fine for the lack of payment of monthly estimates. The process is at the impugnation phase.

g) chance of loss	Possible
h) impact in case of loss	Eletrobras does not believe that an unfavorable decision would significantly impact its financial capacity, assets or business.

(vii)

Tax Administrative Proceeding
File n° 16682.721.073/2014-51
a) jurisdiction	Brazilian Internal Revenue Service
b) instance	Administrative
c) date of filing	12/15/2014
d) parties	Brazilian Internal Revenue Service (Plaintiff) Furnas (Defendant)
e) amounts, assets and rights involved	R$ 245.5 million
f) main facts

Tax administrative proceedings relating to the collection of a fine regarding the social contribution due as a result of the compensation made by Furnas without using PER/DCOMP - tax assessment notice - collection of the social contribution, default interest and a proportional fine because of the disallowance made by the tax agent due to the use of credits by Furnas related tax loss recorded in 2007 - collection of fine on income tax as a result of the compensations made by Furnas without the use of PER/DCOMP - collection of income tax, default interest and proportional fine because of the disallowance made by the tax agent on values used as credits by Furnas due to the tax loss recorded in 2007. Procedure in the appeal stage.

g) chance of loss	Possible
h) impact in case of loss	Eletrobras does not believe that an unfavorable decision would significantly impact its financial capacity, assets or business.

Subsidiary Eletronorte

(i)

Tax Administrative Proceeding
File n° AINF 182015510000409-6
a) jurisdiction	Brazilian Internal Revenue Service
b) instance	Administrative
c) date of filing	8/27/2015
d) parties	Brazilian Internal Revenue Service (Plaintiff) Eletronorte (Defendant)
e) amounts, assets and rights involved	R$ 206.3 million
f) main facts

Tax assessment notice concerning the lack of payment of the fee for the Control, Monitoring and Supervision of Activities of Exploration and Utilization of Water Resources - TFHR, regulated by Decree No. 1227/2015, intended to finance the monitoring and use of water resources in the territory of Pará from April to June 2015. At the administrative, the impugnation, appeal and motion for review were rejected. The Administrative Procedure was subsequently closed. A claim was filed in Court and is being discussed in the case file no. 0075104-45.2016.814.030 by the Pará Superior Court of Justice (“TJPA”). An injunction was issued to suspend the need for payment of the debt, as well as to forbid any action regarding the collection of TFHR, even if relative to other periods. The State filed an interlocutory appeal. To date, the court has issued no decision on such appeal.

g) chance of loss	Probable on December 31, 2015, subsequently changed to “possible” after the granting of the injunction indicated above.
h) impact in case of loss	If the claim is finally judged against Eletrobras, the estimated amount to be paid will be approximately R$ 500 million per year.

(ii)

Tax Administrative Proceeding
File n° AINF 182015510000493-2
a) jurisdiction	Brazilian Internal Revenue Service
b) instance	Administrative
c) date of filing	11/11/2015
d) parties	Brazilian Internal Revenue Service (Plaintiff) Eletronorte (Defendant)
e) amounts, assets and rights involved	R$ 113.2 million
f) main facts

Tax assessment notice concerning the non-payment of TFHR from July to September 2015. Eletronorte filed an impugnation at the administrative level but believes it will be dismissed. The constitutionality of TFHR is being discussed in the files of the case No. 0075104-45.2016.814.030, pending judgment by TJPA, as indicated in the table above. An injunction was issued to suspend the need for payment of the debt, as well as to forbid any action regarding the collection of TFHR, even if relative to other periods. The State filed an interlocutory appeal. To date, the court has issued no decision on such appeal.

g) chance of loss	Probable at the administrative level.
h) impact in case of loss	If the claim is finally judged against Eletrobras, the estimated amount to be paid will be approximately R$ 500 million per year.

4.3.1 – Total provisioned amount:

The table below shows the total amounts provisioned with respect to the processes listed in item 4.3 above:

(in thousand R$)	12/31/2015

Administrative	-
Labor	32,800
Civil	1,481,000

Tax	128,800
Total	1,642,600

4.4- Legal and administrative proceedings and arbitrations not subject to confidentiality to which the counterparties are members of management (current or former), controlling shareholders (current or former) or investors

On December 31, 2015, Eletrobras was a party to the following unclassified lawsuit involving its investors:

Civil Lawsuit
File n° 15-cv-5754-JGK
a) jurisdiction	U.S District Court – Southern District of New York (SDNY)
b) instance	Lower Court
c) date of filing	8/14/2015
d) parties	Dominique Lavoie, city of Providence and others (Plaintiffs) Eletrobras (Defendant)
e) amounts, assets and rights involved

Because of numerous uncertainties related to all issues affecting the reasonable determination of an amount for the claim, the Company is not presenting an estimated value for the claim. The Company is not able to determine any reasonable estimate for the potential loss involving such disputes. In the event of an adverse decision or settlement, the Company may pay substantial amounts, which could have a material effect on its financial condition, its cash flows and future results.

f) main facts

Between July 22 and August 15, 2015, two class actions relating to securities have been filed against Eletrobras and some of its officers and former officer at the US District Court for the Southern District of New York (SDNY). On October 2, 2015, these complaints were consolidated and the Court named Dominique Lavoie and the city of Providence as Lead Plaintiffs.

Plaintiffs filed a consolidated amended complaint on December 8, 2015, allegedly on behalf of investors who bought Eletrobras’ securities traded on the NYSE, between August 17, 2010 and June 24, 2015 and on February 26, 2016, they filed a second consolidated amended complaint.

In the second consolidated amended complaint, Plaintiffs claim, among other things, that Eletrobras and the individual defendants knew or should have known of the alleged fraud committed against the Company by a cartel of construction companies, as well as bribes and kickbacks allegedly requested and received by Eletrobras’ employees; that Eletrobras and the individual defendants provided materially distorted statements and were neglectful in relation to the alleged fraud; and that the price of the Company’s shares dropped when the alleged fraud was disclosed.

Eletrobras retained US legal counsel and is defending itself against the allegations made in the mentioned lawsuits.

There has been no substantive decision as to the claim or specific definition as to the amounts involved.

g) chance of loss	Possible
h) impact in case of loss	Plaintiffs did not specify the amount of damages they claimed, although that amount, when specified, may be relevant to the Company.

4.5- Relevant secret proceedings

On December 31, 2015, Eletrobras and its subsidiaries were not part in relevant secret proceedings.

4.6 – Judicial, administrative, or arbitration procedures, repeated or connected, not secret and relevant as a whole

As of December 31, 2015, tax, civil and labor procedures based on repeated or connected cause of action, that are not secret and that, as a whole, Eletrobras deems to be relevant due to the ability to influence the investment decision by investors, where Eletrobras or its subsidiaries appear as defendant or plaintiff, are listed below:

Civil Claims:

Parent Company:

(i)

Civil Lawsuits
Processes that seek the application of inflation adjustment criteria for the book-entry credits of the Compulsory Loan on the consumption of electricity.
a) amounts involved	R$ 9,279 million
b) issuer or subsidiary practice that gave rise to this contingency

This contingency was caused by the creation of the compulsory loan on Electricity. The law that created the tax also determined the repayment terms that were complied with by Eletrobras. However, taxpayers challenged such repayment terms, claiming that the correct and full inflation adjustment was not applied to the credits, which were paid by Eletrobras through conversions made in 1988, 1990 and 2005.

The dispute was taken to the Superior Court of Justice (STJ), which ruled on the merits. An appeal, however, was filed at the Supreme Court (STF) and is pending judgment.

Although the matter was brought before the Supreme Court, in view of the Superior Court’s decision, issued according to Article 543-C of the 1973 Civil Procedure Code, the claims filed continue to be processed regularly and some decisions against Eletrobras have already been issued. The company has been ordered to pay the inflation adjustment differences for that period and, as a result, many execution claims have been filed. In such claims, the parties are discussing how to calculate the amount due.

However, during the third quarter of 2015, the Superior Court issued decisions setting the parameters for these calculations, taking into consideration some allegations by Eletrobras, but not all of them, which resulted in adjustments in Eletrobras calculation methodology and risk classification for these claims and the consequent changes in the provisions for contingencies for the year ended on December 31, 2015.

There are currently about 3,868 lawsuits provisioned, regarding this same subject matter, that are being processed in several instances.

The Company has a provision for these contingencies at the Parent Company in the amount of R$ 9,279 million (December 31, 2014 - R$ 4,306 million) related to these processes.

These claims are not to be confused with those filed in order to manage the redemption of Bearer Bonds, currently unenforceable, issued as a result of the compulsory loan.

(ii)

Civil Lawsuits
Lawsuits filed against Amazonas Energia, in which Eletrobras has been named Defendant, as it is the guarantor and main debtor of Amazonas Energia in several energy supply agreements.
a) amounts involved	R$ 617 million
b) issuer’s or subsidiary’s practices that caused the contingency

Proceedings related to payments, fines and charges for alleged delays and defaults by Amazonas Energia in fulfilling its obligations related to several energy supply agreements.

As for the claims related to this subject matter, some have been dismissed (decision favorable to Eletrobras) by lower courts while others were granted (unfavorable to Eletrobras) also by lower courts, and others are pending judgment. In the cases that were judged against Eletrobras, the company has filed appeals that are currently pending judgment.

The cases that were dismissed or have not been judged yet by lower courts had their chances of loss classified as possible. However, the claims that were judged against Eletrobras processes had their risk rating adjusted to probable, since, as these are cases that are mainly related to the examination of facts and evidences, it is unlikely that higher courts will revert lower court decisions.

Subsidiary Amazonas Energia

(i)

Civil Lawsuits
Lawsuits seeking payments, fines and charges for alleged delays and defaults of Eletrobras Amazonas to fulfill obligations arising from contracts with Independent Power Producers - PIE’s.
a) amounts involved	R$ 755.9 million.
b) issuer’s or subsidiary’s practices that caused the contingency

Lack of payment or delayed payment of invoices. These lawsuits were filed against the subsidiary Amazonas Energia, and Eletrobras has been named Defendant in them because it is the guarantor and main debtor of Amazonas Energia in several energy supply agreements.

Subsidiary Eletronorte:

(i)

Civil Lawsuits
Indemnification for financial losses
a) amounts involved	R$ 375.4 million.
b) issuer’s or subsidiary’s practices that caused the contingency

The civil lawsuits that most impact the accounting budget of Eletronorte are the lawsuits concerning the construction of the hydroelectric plant of Balbina (“UHE Balbina”).

Regarding the lawsuits of the Balbina hydroelectric plant it is necessary to report that are most under implementation and compliance with judgment, and in compliance with court order, Eletronorte has been depositing the amounts in court and questioning their legal titles. These lawsuits in summary refer to compensation for expropriation of land in the State of Amazonas to form the water reservoir of UHE Balbina. In the 70s, the State of Amazonas granted to small and medium local producers, plots for development of the area called Gleba Pitinga, in the municipality of Presidente Figueiredo. Such batches were gradually acquired and concentrated by a small group of businessmen from São Paulo, which should develop projects in the region, but never did. The Federal Government declared in 1981 that land as a public interest for the formation of the water reservoir of UHE Balbina. Eletronorte, the concessionaire responsible for the construction and operation of UHE Balbina, was instructed to expropriate such properties and, therefore, offered certain sums of money to take over the affected areas. In subsequent years, the insurgency of the owners with the amount of compensation proposed by Eletronorte, considered by them as tiny, there was then the judicialization of the issue, from Eletronorte to be convicted. With the final judgment of these convictions were initiated executions, and, in some cases, the court decided to terminate the execution process illegitimacy of the expropriated to compensation on the grounds that these lands were Indian property and therefore any value the indemnity title should be paid to the Union, and not the owners. The expropriated appealed and have succeeded at the most conservative stance of the Federal Regional Court of the 1st Region (“TRF1”), set aside the verdict and to continue the executions. Simultaneously, the Federal Public Ministry of Amazonas (“MPF”) filed a Public Civil Action n. 2010.32.00.000208-8 seeking, among other demands, the nullity of the title deeds of those expropriated, which could reverse pleaded indemnity compensation to the indigenous group Waimiri Atroari, next to which Eletronorte already promotes social program.

With the filing of the Public Civil Action, executions were suspended, but TRF1 is also revoking some of these decisions.

Despite the long period of the process, no amount has been - until now - legally paid, with the deposited amounts withheld under the sentence of first instance or application of art. 34, sole paragraph of Decree-Law n. 3365/41.

The State of Amazonas applied in 2013 for admission to the expropriation actions, claiming the nullity of the securities because the conditions imposed upon the grant of land to the dispossessed were never implemented, which would give rise to the resolution of the legal business. The local prosecutor filed the following lawsuits before the internal affairs of the Amazon Court: Administrative Proceeding no. 0201033- 36.2013.8.04.0022; no. 0205088-30.2013.8.04.0022; and no. 0204420-59.2013.8.04.0022. These administrative procedures aimed at the cancellation of enrollment, which was rejected. Nevertheless, it was determined the blocking of enrollment until the final judgment of shares, which served as the new foundation for further suspension of the process.

Also as a new fact the filing of a new civil action by MPF, assessed under n. 0032290-49.2013.4.01.0000 against the Federal Government and the FUNAI in order to demarcate the Indian reservation Waimiri-Atroari including the area of the polygon expropriation of UHE Balbina.

As a positive fact in March 2014 the Supreme Court upheld the TRF1 to annul the judgment in the trial of REsp 1322817 / AM that reformed the 1st instance judgment which dismissed the case for illegitimacy of the expropriated to compensation. Thus, the sentence back to be valid, and became final and non-appealable, Eletronorte may raise the amount deposited in court.

As a negative fact, the rescission lawsuits are still outstanding, although they are being gradually rejected.

On December 31, 2015, the provision of this case was R$ 375.4 million.

4.6.1 – Total provisioned amount:

The table below shows the total amounts provisioned with respect to the processes listed in item 4.6 above:

(in thousand R$)	12/31/2015
Administrative	-
Labor	-
Civil	9,654,400

Tax	-
Total	9,654,400

4.7 – Other relevant contingencies

Relevant Conduct Adjustment and Consent Agreements

Eletrobras and/or its subsidiaries are signatories to the following the Conduct Adjustment and Consent Agreements (TAC):

(i)

Commitment Agreements entered by and between Eletrobras Eletronuclear and the Cities of Angra dos Reis, Paraty and Rio Claro
Origin: Compliance with conditions set forth in Previous License no. 279/2008 and Installation License n. 591/2009 from IBAMA for the environmental licensing of the Angra 3 nuclear plant.
a) Parties		Cities of Angra dos Reis, Paraty and Rio Claro
b) Execution date		Angra dos Reis – 10/05/2009; Paraty – 02/19/2010 and Rio Claro – 02/18/2010
c)	Description of the facts that led to the execution of the agreement	After IBAMA held public hearings and issued the Previous Licenses, Installation and Operation with certain conditions, recommending the projects were executed with local city halls and its partners.
d) Obligations		To implement public policy projects in the Environmental, Civil Defense, Social Assistance, Education, Construction and Public services, Economic Activities, Health, Sanitation and Cultural areas
e) Deadline, if any		Until startup of operations in Angra 3.
f)	Information about the actions adopted to comply with the obligations	To fully comply with the IBAMA conditions, there is a constant negotiation with partners and continuous monitoring by IBAMA.
g)	Consequences in the event of default	Ultimately, failure to obtain the Operation License for the Angra 3 plant.
h) Other notes

Certain projects listed in the Commitment Agreement have not yet been sent by the interested parties. The Commitment Agreements were revised on the following dates: Angra – Amendment 2 (07/02/2014), Paraty – Amendment 3 (11/25/2015) and Rio Claro – Amendment 3 (8/3/2014).

(ii)

Eletrobras CGTEE – Conduct Adjustment Agreement (TAC) entered as of April 13, 2011
Origin: Environmental adjustments of phases A and B of the Presidente Médice Plant, in Candiota – RS and expiration of the Operation License n. 057/99, in connection with Candiota II Thermoelectric Plant.
a) Parties

Brazilian Government, represented by the Federal Attorneys Agency (AGU), Ministry of Mines and Energy (MME), Ministry of the Environment (MMA), Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis – IBAMA, Eletrobras CGTEE – Companhia de Geração Térmica de Energia Elétrica S.A., Eletrobras – Centrais Elétricas Brasileiras S.A.

b) Execution date		04/13/2011 – TAC 08/16/2013 – TAC’s First Amendment
c)	Description of the facts that led to the execution of the agreement

The main factors that resulted in the execution of the agreement are listed below:

•            The need to promote the environmental adequacy of Phases A and B of the Presidente Médici Plant, owned by Eletrobras CGTEE;

•            Expiration of the Operation License n. 057/99, in connection with Candiota II Thermoelectric Plant;

•            Alleged non-compliance with certain sections of the Commitment Agreement entered into by and between Eletrobras CGTE and IBAMA, already expired.

Below are the main facts that led to the execution of the First amendment to TAC:

•            need for environmental suitability of Phases A and B of the Thermal Power Plant Presidente Medici, owned by promisee company;

•            necessity of securing energy supplies in the region through the operation of Phases A and B of the Thermal Power Plant Presidente Medici until 12.31.2017 and Clause Eleventh from TAC authorizes the continued operation of the Phase A and Phase B by determining the National Electric System Operator - ONS, and this 273/100/2013 ONS issued the Letter of March 6, 2013, in which she explained that the continuity of the operation of Phases A and B of Thermal Power Plant Presidente Medici;

•            Edition of Law. 12,783/13 and that the grantor has not extended the Concession Contract n. 67/2000-ANEEL-CGTEE;

•            release of three bids in international competition mode failures that resulted in order to meet the Clauses Ninth and Tenth of TAC, that determine the achievement of the environmental suitability of Units 3 and 4 of Phase B UTE President Medici by installing the System Abatement of Particulate and Sulfur Material;

•            need to conduct study to assess the carrying capacity of the region Candiota airshed, as input for the preparation of sectoral planning and energy alternatives to ensure continuity of supply of electricity to the South and West regions of the State of Rio Grande do Sul, as well as for the evaluation of the technical feasibility of locational and other power plants by the environmental agency;

•            it is for the Federal Government to reconcile the necessary protection of an ecologically balanced environment and continuous supply of electricity, provided essential asset to the population, according to provisions of the Federal Constitution of 1988;

•            the provisions of the Administrative Procedure n. 00400.003996/2013-25.

d)	Obligations

The TAC and its First Amendment set forth several obligations for Eletrobras CGTEE, with a total investment of R$ 241.8 million. After the TAC is concluded, the company expects the operation license for Presidente Médici Plant will be renewed. Eletrobras CGTEE agreed to comply with several commitments in the TAC, such as:

•            Implementation of the Particles and Sulfur Reduction System, which will reduce the atmospheric emissions of the plant in the environment (Phase B),

•            Interruption in the operations of two generating units of Phase A;

•            Delivery of the Feasibility Study of Phase A to IBAMA, including a plan for environmental adequacy or a decommissioning plan for the generating units of Phase A and the study of a model of gas dispersing in the atmosphere;

•            Actions to improve the roads connecting the coal mine and the Presidente Médici plant, including road paving and planting trees in the road margins;

•            Enlargement and modernization of the environmental network to monitor the air and rain water quality and the weather conditions;

•            Rehabilitation of the riparian vegetation and/or of degraded areas located in the watersheds of Jaguarão and Arroio Candiota rivers;

•            Reforestation of the permanent preservation area of the dam;

•            Development of cultural project upon the recovery and readjustment of the building of the old Candiota I plant for cultural use of the local community;

•            Noise monitoring, solid waste and effluents management;

•            Maintenance and adequacy of the current continuous atmospheric emissions monitoring system;

•            Generation of electric power in accordance with adequate emission levels;

 •           Automated operation of the Liquid Effluents Recirculation System;

•            Installation of the test module in semi-industrial scale for mineral coal processing jigging process; and

•            Promotion of continuous studies related to the population public health.

Eletrobras CGTEE held various appointments with the signing of the First Amendment to the TAC, such as:

•            implementation of a Rebate System of Particulate Material and Sulfur, which will reduce air emissions from the plant on the Environment (Phase B), with lead time changed from the TAC;

•            submitted to IBAMA Decommissioning Plan Generating Units Phase A, with deadline for submitting amended in relation to TAC;

•            defining of acquisition or not a new plant to replace the Phase A;

•            interrupt the operation of the two units of Phase A, with terms of output operation changed from the TAC;

•            submit additional proposals to the jigging process for abatement of pollution load;

•            boiler installation helper for Phase C;

•            Test module on a semi-industrial scale process for jigging beneficiation of coal-term installation changed from the TAC facility.

Other commitments provided the TAC remain unchanged.

e)	Term, if any	The TAC’s final deadline changed to 12/31/2017, as embodied in its First Amendment signed on 08/16/2013. However, each measure has a specific deadline set forth in the TAC for its completion.
f)	Information about conducts adopted for compliance with obligations	CGTEE files completion documents before IBAMA and reports its actions to IBAMA on a weekly/monthly basis, to Eletrobras on a weekly/monthly basis and to MME on a monthly basis.

CGTEE pursues to fully comply with its obligations under the TAC or, when applicable, tries to adjust such obligations before the competent authorities to fully comply with its obligations.

This list below includes certain actions implemented by CGTEE in compliance with its obligations under the TAC:

		•	Conclusion of the pavement of the road, basins and planting of a vegetal barrier;
		•	Conclusion of the modernization and expansion of the environmental monitoring network, as required in the TAC;
		•	Presentation of modeling studies to the competent authorities;
•

Conclusion of the execution of recovery and readjustment of the building of the former Candiota I for cultural use of the local community, through contract with the enterprise ENTEL Construções e Transporte LTDA;

		•	Delivery of a semi-annual report in connection with noise monitoring, solid waste and effluent management;
		•	Conclusion of the adequacy measures to the continuous monitoring of the funnels of Candiota II;
		•	Submission of monthly report of the isokinetic sampling of Phases A and B;
		•	Beginning of the operations of the automated operation of the Liquid Effluents Recirculation System;
•

Execution of a new agreement with Instituto Cultural Padre Josimo to satisfy IBAMA guidelines for the maintenance of the Restoration Project Riparian Forest and/or degraded areas in the Watershed of Jaguarão River and Arroyo Candiota/RS and Revegetation Project in Permanent Preservation area Bacia de Acumulação da Barragem II by planting 240,000 new trees.

Below are the main measures adopted to comply with the obligations under the First Amendment to the TAC:
		•	monthly report presenting the isokinetic samplings of Phases A and B;
		•	definition of acquisition of a new plant to replace Phase A;
		•	conclusion of the installation of the test module in semi-industrial scale the jigging process for coal beneficiation;
		•	deployment of the acquisition procedure of the Abatement System of particulate and sulfur material for each unit of Phase B; and
submission of the Decommissioning Plan of Phase A to IBAMA.
g)	Consequences in the event of default

Non-compliance with any provisions of the TAC subjects CGTEE to daily fines of R$ 30,000.00 (thirty thousand reais), as adjusted by official indexes, until the fulfillment of the agreed obligations. The imposition of the fines is independent to and does not prevent the imposition of other applicable penalties, such as administrative fines and embargo, whenever a violation to the environmental laws is verified, or prevent ordinary oversight procedures conducted by IBAMA in the use of its prerogatives.

In addition, non-compliance with any of the following obligations within the terms and deadlines set forth in the TAC may result in the immediate shutdown of the Candiota II Complex: (i) shutdown of Phase A; (ii) conclusion of the environmental adequacy of the first unit of Phase B; (iii) conclusion of the environmental adequacy of the second unit of Phase B; and (iv) if the air quality violates the limits set forth in CONAMA Ruling n. 03/90.

h)	Other notes	CGTEE is preparing the technical documentation to support the renegotiation of the TAC among its signatories, in view of the following commitments:
• implementation of the Particulate Matter and Sulphur Abatement System, which will reduce atmospheric emissions of the plant on the Environment (Phase B) until 12/31/2016, interruption of operation of the two generating units of Phase A until the deadline of 12.31.2017, extension of the validity of the TAC for 5 to 8 years or migration of commitments to Operation License of Phases A and B of UTE Presidente Médici

  (iii)

Conduct Adjustment Term - TAC - UHE Simplício - Furnas
Origin: Sewage treatment stations and water quality control in the influence area of UHE Simplício
a)	Parties	Federal Prosecutors – MPF; State Prosecutors – MPE, City of Sapucaia/RJ and Eletrobras Furnas
b)	Execution date	February 20, 2013.
c)	Description of the facts that led to the execution of the agreement	Environmental issues identified in the municipalities affected by the Simplicio hydroelectric plant in the Paraiba do Sul river.
d)	Obligations

Eletrobras Furnas committed to construct and maintain Sewage Treatment Plants and Collectors networks until such facilities are transferred to the respective municipalities, as well as to monitor the water flow quality.

e)	Deadline, if any

The TAC remains in force. The document has 25 items for compliance, but only five of them are not almost fully implemented (less than 95% of implementation). Some undertakings are effective for the duration of the concession.

f)	Information about the actions adopted to comply with the obligations

Furnas is operating sewage treatment plants and collecting systems and taking the necessary measures to ensure that these activities are transferred to the respective municipalities. In addition, several works have been delivered (landfill, a public square called Ieda Reis, bike lane - stretch I - and berths). The section II of the bike lane is in contracting stage.

In addition, please find below some activities that are still provided for in the TAC:

		●	Item 01: Comply with LI 456/2007 and LO 1074/2012 (this will take place during the concession);
		●	Item 15: Studies of impacts and monitoring (this is an ongoing activity as the study is ongoing);
		●	Item 18: Leachate Treatment in ETE Sapucaia. There was delay in establishing the methodology and in the procedure approval by the environmental agency. These tests will begin this semester of 2016;
		●	Item 20: The fish fauna monitoring program is in progress.
		●	Item 22: Project implemented according to the project approved by the 4th chamber. Because of a disagreement with landowner, could not be completed to date and is under negotiation.
g)	Consequences in the event of default

Delays of more than 15 days of schedule, without the proper information, involve the application of a daily fine of R$ 10,000.00 (ten thousand reais). In addition, non-compliance could result in the determination of flow increase in the reduced flow passage (TVR) and in decreased water discharge by the plant, which could lead to a reduction in the volume of energy generated by it.

h)	Other notes

The TAC also sets forth the obligation to comply with the other conditions established by Installation License No. 456/2007 and Operating License No. 1074/2012, issued by IBAMA, as prescribed and pursuant to the terms therein. This Conduct Adjustment Term, if fully complied, extinguishes the Public Civil Action n. 2010.51.13.000406-9 by the 1st Federal Court of Três Rios.

(iv)

Conduct Adjustment Term - TAC - LT Itaberá-Tijuco Preto – Furnas
Origin: Remediate effects of deployment of transmission line in São Paulo.
a)	Parties

Federal Public Prosecutors’ Office in the State of São Paulo (MPF); Brazilian Institute of Environment and Renewable Natural Resources – IBAMA; National Indian Foundation – FUNAI; Institute of Historical and Artistic Heritage National – IPHAN; and Eletrobras Furnas

b)	Execution date	December 15, 2000.
c)	Description of the facts that led to the execution of the agreement	Due to the effects of the implementation of Itaberá Transmission Line - Tijuco Preto III and the Public Civil Action 1999.61.00.048465-6.
d)	Obligations

According to this TAC, Furnas committed to develop cultural and social projects and programs, programs aiming the protection and development of Animals, Indigenous Communities, the Historical and Archaeological Heritage, among others, related to environmental issues.

e)	Deadline, if any	The TAC was signed on December 15, 2000, and the activities still in progress have no defined term for completion.
f)	Information about the actions adopted to comply with the obligations

Some activities provided for in the TAC are still in progress, following the rationale for that, as follows:

1) Georeferencing services (Part B, Chapter I, a.1 item 1.2 of TAC) - For the Plant georeferencing services, Furnas has engaged the company Medral Geotecnologias Ltda. and, for the development of activities, a Study on the Properties registered under nos. 31046 and 67034, Order Book 02, General Registry, was filed with the 114 Real Estate Property Registry of São Paulo – Capital. The Registry made some requirements given non compliances that do not allow the rectification at the administrative level, only in court. On that occasion, the documents to support the area rectification claim in court to be filed by the owner of the property, i.e., by the Municipality of São Paulo were forwarded but the rectification which is still pending.

2) Executive Project for the Construction of the Headquarters of Municipal Natural Park Cratera da Colônia (Chapter I, a.1 item 1.3.) - Aiming at the development of Executive Project for the Headquarters of Municipal Natural Park Cratera da Colônia, on 6/29/2009, Furnas sent hard and digital copies of the final projects to the Secretariat of the Environment of São Paulo - SVMA. Whereas at the time the requested project was quite costly, FURNAS was awaiting a reassessment and positioning by SVMA. However, Furnas did not receive any response or any additional request from SVMA.

3) Support to the conservation, management and monitoring of the Conservation Unit, in the “Natural Tombada da Cratera de Colônia”, to the Secretariat of the Environment of São Paulo (SVMA) (Chapter I, a.1. Item 1.4) - On 09/09/2008, a meeting was held at the Federal Public Prosecution Office in São Paulo (MPF) with the participation of representatives of Furnas and the Ministry of Environment (SVMA) when the MPF decided that Furnas should present a proposal to replace or amend the section on the annual transfer of funds for the conservation of the Natural Park. The MPF approved the payment in a lump sum of the updated value (10 years), and such amount was included in the amendment to the Agreement 8000008200 on the Environmental Education Program, implemented in the Municipal Natural Park Cratera da Colônia.

4) Actions in existing protected areas managed by Instituto Florestal (IF) (Chapter I, a.2 item 1) - A spreadsheet containing the amounts provided for in the TAC and their adjustments according to IPCA, was sent to the Public Prosecution Office and included the remaining amount to be provided by Furnas to IF. At the time, the scheduling of a meeting to continue with the acquisition of goods for that Institute (IEF) was required. However, such meeting has not been scheduled yet by the MPF to close this issue.

5) Indigenous Communities (Chapter V) - The agreement 14221/2004 expired without FUNAI soliciting the transfer of resources, even after Furnas reiterated that need. In 2012, FUNAI and the Ministry of Justice concluded and approved the Identification Report of the traditional area of the involved indigenous communities, covering areas from 4 cities (São Paulo, São Bernardo, São Vicente and Monguaguá), recognizing the Indigenous Land of Tenondé Porã, with about 15969 ha, which encompasses the two TIs (Dam and Krukutu), involved in the TAC.

As for the Environmental Recovery and Subsistence Project (PRAS), next to the 3 Guarani villages (Morro da Saudade, Krukutu and Jaragua), referring to item 3 of Chapter V of the TAC, we shall report that the project was implemented for 5 years (2004 and 2009). With regard to the extension for the same period provided for in the TAC, Furnas is waiting for MPF’s proposal for the continuity of the activities to be developed together with the Guarani communities.

6) The Historical and Archaeological Heritage (Chapter VI section 2) - Furnas was asked to present the amount that would be spent to fund the campaign for the promotion of the need for preservation of cultural heritage, particularly archaeological, through ads on the television, in the State of São Paulo, targeting the general public. Such a requirement was renegotiated with the intervention of MPF (ref.: Official Letter No. 7376/2013 GABPR1-ASF MPF-PR/SP - 27143/2013), with the determination, based on an expert analysis and order from the Federal Prosecution, that the value of R$ 4,672,417.36 (May/2013) should be redirected to other provisions, as per an amendment to the agreement to be signed. As to the requirement to “pay for the preparation of booklets, with the approval of IPHAN”, it was commuted by the heritage education program for the budgeted amount of R$ 1,021,506.00. Aiming at the implementation of this program, an agreement was executed with ENERBIOS, which expired without the completion of its object, and with a balance for a new engagement of R$ 637,780.07 (updated until Jan. 2016). On 03.02.2016, a meeting was held between the MPF and the technicians of IPHAN and Furnas, and the parties agreed to the new engagement. The TR was already sent to the MPF for the approval of IPHAN. At the same meeting, the MPF offered to send closing statements. So, after MPF does so, a meeting will be scheduled for the solution and settlement of the outstanding sections.

Furnas considers other programs (fauna, PRAD, electromagnetic fields) as completed, which, together with the various actions over the past 14 years, are under review by federal prosecutors for a closing statement to be issued or for possible complementation in a new agreement.

g)	Consequences in the event of default	Every action that is not fulfilled is subject to sanctions, and the TAC establishes fines of R$ 25 to R$ 100 depending on the time of default.
h)	Other notes

For each activity (TAC item), there is a specific timeframe, reaching up to ten (10) years in some cases, and the deadlines “can be extended upon agreement of the MPF and other agencies involved”. No set term for others.

Explanation on Operation Car Wash

Car Wash

In 2014 the “Operation Car Wash” was implemented to investigate, according to public information, the existence of an alleged scheme of corruption involving companies mainly responsible for works in the infrastructure sector in Brazil.

Because of the news published in the press in 2015 in connection with such operation involving companies that also provide services for Eletrobras Termonuclear SA - Eletronuclear (“Eletronuclear”) (UTN Angra 3), Eletrobras subsidiary and for certain SPEs in which Eletrobras or its subsidiaries hold a stake, three internal investigation commissions were created in Eletrobras in order to verify the engagement processes of contractors by these companies. Considering the limitations of the working methods of these Commissions, the Board of Directors of Eletrobras decided to hire a law firm with the necessary expertise to conduct an independent investigation in order to assess possible irregularities in violation of the Foreign Corrupt Practice Act (FCPA), the Brazilian anti-corruption law and/or the code of ethics of Eletrobras, in certain projects, and the law firm Hogan Lovells was retained on June 10, 2015, for this purpose.

Such independent investigation is supervised by the Independent Commission for Research Management, whose creation was approved by the Board of Directors of Eletrobras on July 31, 2015, in order to guarantee the independence of the work developed by Hogan Lovells. This Commission is composed by Mrs. Ellen Gracie, a former Supreme Court Judge, by Mr. Durval José Soledade Santos, a former director of the SEC, and by Mr. Manuel Jeremias Leite Caldas, as the representative of the minority shareholders.

Still on Operation Car Wash, it is worth mentioning that on April 29, 2015, due to news that referred to an alleged corruption scheme, the then CEO of Eletronuclear, Mr. Othon Luiz Pinheiro da Silva required a leave of absence and on August 4, 2015 resigned. Mr. Othon Luiz Pinheiro da Silva is currently being charged in a criminal lawsuit to which Eletrobras participates as an assistant to the prosecution.

As for the construction of the plant Angra 3, it is worth mentioning that Eletronuclear suspended the electromechanical assembly and civil work agreements, and consórcio AGRAMON filed a claim requiring the termination of its agreement. Such claim is still pending.

Also regarding Eletronuclear, on April 15, 2016, due to the investigations in progress, the Board of Directors of Eletrobras dismissed 2 employees of Eletronuclear and Mr. Luiz Antonio Amorim Soares, technical officer of Eletronuclear. Similarly, on April 22, 2016, also by decision of the Board of Directors of Eletrobras, Mr. Edno Negrini, Administration and Finance Officer, was also dismissed.

As a result of the news citing the alleged involvement of the Director of Eletrobras Eletronorte, Eletrobras subsidiary, Mr. Adhemar Palocci, and the Director of Eletrobras, Mr. Valter Luiz Cardinal, in the alleged wrongdoing in connection with Operation Car Wash on July 31, 2015, both requested to leave their positions as directors of Eletronorte and Eletrobras, respectively, and on August 5, 2015 Mr. Valter Luiz Cardinal has also waived his position in the Board of Directors of the companies CGTEE, Amazon GT and Eletrosul, all subsidiaries of Eletrobras. Messrs. Adhemar Palocci and Valter Luiz Cardinal are still absent.

As the research conducted by Hogan Lovells evolves and if it leads to findings and produces sufficient information and data for the Company to assess, according to the laws of Brazil and the United States, any possible impacts on its Financial Statements, the relevant legal and regulatory provisions shall be applied.

Currently, as the investigation is still underway, it was not possible to identify and reflect on the Financial Statements possible impacts, if any, related to this subject.

Filing of Form 20F

Eletrobras has been in contact with the SEC and the NYSE”, to discuss the procedures required to submit Forms 20-F related to fiscal years 2014 and 2015 aiming to avoid the delisting of ADS - American Deposit Shares issued by Eletrobras on the NYSE.

However, on May 18, 2016, considering that Eletrobras said that it would not be able to timely submit the Forms F-20 by May 18, 2016, the trading of the American Deposit Shares (“ADS”) issued by the Company was suspended on the NYSE (tickers EBR and EBR-B), starting with Eletrobras delisting process.

As mentioned above, investigation works in progress, conducted by Hogan Lovells, were not concluded and, therefore, information available is not sufficient to allow Eletrobras to evaluate, under the terms in Brazilian and US legislation, the possibility of impacts on the Financial Statements, to promote the submission of such Forms.

Eletrobras mobilized financial, personnel, and third-party resources, voluntarily contracting agents and adopting appropriate measures, in compliance with requests presented by Hogan Lovells, the Investigation Management Commission, and the independent auditors, to strengthen its governance structure and ensure feasibility, with independence, of the investigation process. In this sense, Eletrobras has hired experts in forensic accounting, criminal experts to act as assistant of the prosecution in a process related to the subsidiary Eletronuclear, expert in competitive and administrative law, and experts in corporate law.

Notwithstanding such efforts, the investigation schedule, as reported by Hogan Lovells, has been subject to delays due to difficulties to investigate certain Specific Purpose Entities– SPEs, where Eletrobras holds interest, due to limitations arising out of Brazilian laws. Eletrobras management has adopted possible measures, on the corporate and judicial perspectives, to gain access to data of such SPEs, however, it has not been successful to date.

Another essential point that has impacts on the schedule was the difficulty to access depositions and plea bargain agreements, which are held under secrecy, under the Operation Car Wash.

Eletrobras has employed all efforts to develop procedures and methods that could be deemed satisfactory by SEC, NYSE, and independent auditors, in order to address this issue. However, to date, it is impossible to determine when the Company will be able to submit Forms 20-F.

Failure to timely submit Forms 20-F for fiscal years 2014 and 2015 to SEC, exposes Eletrobras, even involuntarily, to non-compliance with permanent listing requirements set forth in Section 802.01E in the NYSE Manual for Listed Companies.

Regarding Form 20-F for fiscal year 2014, there is no possibility to have an extension of the term provided by the NYSE”, according to the terms in Section 802.01E in the NYSE Manual for Listed Companies.

Thus, on May 18, 2016, Eletrobras received a notification from the NYSE s/n informing that the trading of ADS was suspended, from that date on, and that Eletrobras must, within ten (10) days, submit the preliminary appeal against this decision to the Committee of the Board of Directors of the NYSE and mention if it intends to have an oral hearing, at a date to be set, before said Committee. For that end, Eletrobras must pay the appeal fee of U$ 20,000 (twenty thousand dollars).

The Company intends to submit all applicable appeals. During the suspension period, the ADS may be traded at the Over the Counter market (“OTC”), under the following tickers: (a) ADS (equivalent to Preferred Shares) CUSIP: 15234Q108 (OTC ticker: EBRBY); (b) ADS (equivalent to Common Shares): CUSIP: 15234Q207 (OTC ticker: EBRYY)

In addition, during the suspension process, holders of ADS EBR and EBR-B may request, to the Depositary Bank holding the Eletrobras ADS, JP Morgan, migration to the corresponding common shares (ELET3) and preferred shares class B (ELET6), that are traded, in Brazil, at the São Paulo Stock Exchange BM&FBovespa.

Eletrobras will continue to work aiming the conclusion of the current investigation independently and to submit Forms 20-F, as required by applicable laws.

4.8 - Rules of the country of origin and of the country where the securities are on custody

Not applicable. Eletrobras is headquartered in Brazil and its securities are on custody in Brazil.

5.1. – In relation to risks identified in item 4.1., state that:

a) If the issuer has a formal policy of risk management, highlighting, if so, the entity which approved it and the date of its approval, and, if not, the reasons for which the issuer did not adopt a policy

The process of integrated risk management at Eletrobras’ companies is guided by a single policy and coordinated by the holding company, in order to ensure a systemic view of the results and its standardization among all the group’s subsidiaries.

The current version of Eletrobras’ Companies Risk Management Policy (“Risk Management Policy”) was approved by the Executive Board through Resolution RES-509/2014, 7/28/2014, and ratified by the Board of Directors of Eletrobras through Deliberation DEL-132/2014, on 10/30/2014.

Currently the document is under review in order to also meet the new demands for compliance with laws and regulations relating to unethical conducts and corrupt practices, as well as with COSO 2013.

b) Goals and strategies of the risk management policy

i. risks for which protection is sought

ii. instruments used for protection

iii. organizational structure of risk management

The purpose of the Risk Management Policy is to guide in the identification, evaluation, treatment, monitoring and communication of risks inherent to the activities of Eletrobras’ companies, incorporating the risk view to strategic decision making, in line with best market practices. Its principles provide for the following:

●	Manage risks in order to add value to Eletrobras’ companies;
●	Adopt good corporate governance practices;
●	Define a common language between Eletrobras’ companies;
●	Use standards and methodologies recognized by the market;
●	Establish roles and responsibilities;
●	Involve boards and audit and risk committees;
●	Establish and maintain the necessary infrastructure for integrated risk management;
●	Integrate risk management to organizational processes;
●	Periodically review risk management in Eletrobras’ companies.

The risk management process is conducted by risk management and internal controls and by the risk committees present in each Eletrobras company. A general guidance is given by the holding’s Risk Committee and the results obtained in the process are sent to the appreciation of the Executive Board and the Board of Directors, through the Audit and Risk Committees.

Based on methodologies such as COSO ERM, COSO 2013 (incorporated in 2015 to the internal control environment structuring) and the ISO 31000 standard, the integrated risk management model used by Eletrobras’ companies uses the identification and matrix consolidation of strategic, operational, financial and compliance risks to which companies are exposed, for further analysis, treatment and monitoring through specific processes developed by their respective owners. Thus, as recommended in ISO 31000, the risk management process is divided in five stages.

The first one, called identification, aims to recognize and describe the risks to which the company is exposed, its generating factors, impacts and responsible parties. This phase is carried out with the participation of all those involved in the company’s business processes, at different levels, resulting in the company’s corporate risk matrix. After defining such risk matrix, risks are prioritized for purposes of analysis and treatment. The matrix is revised at least on an annual basis and, every two years, a new version must be formally approved. All Eletrobras’ companies, gathered in a specific forum called Operational Risk and Internal Control Committee, also participate in this process. Once approved by the Board of Eletrobras, as recommended by the holding company’s Risk Committee, the matrix is validated and recognized by all group companies.

The second phase is characterized by the assessment of the risks identified during the first phase. At this stage, qualitative and quantitative analyzes are performed in order to define the impact and vulnerability attributes used for prioritizing the risks to be addressed. This includes the review and analysis of existing controls, and the calculation of any residual risks.

Risk treatment takes place after assessment. In this phase, the company defines which position it will take in view of the possible materialization of a risk. Possible answers include:

- avoid them;

- mitigate them, as per the definition of the action plans and internal controls;

- share them, using insurance or derivatives; or

- accept them.

This decision depends mainly on the degree of risk that the company is willing to take, as previously approved by its Board of Directors.

The next phase is called monitoring and includes the performance of ongoing management activities and/or independent evaluations, in order to monitor management indicators, the supervision of the implementation and maintenance of defined action plans; and the verification of achievement of goals.

As for the communication stage, it takes place simultaneously with the others and should reach all stakeholders, being made in a clear and objective manner, in compliance with good governance practices required by the market.

c) appropriateness of the operational structure and internal controls to verify the effectiveness of the adopted policy

The internal control structure at Eletrobras’ companies includes:

●            Process mapping: regular and ongoing activity, which purpose is to identify risks and internal controls correctly designed and operating according to the activity performed by the management area;

●            Management Tests: periodic activity, which aims at assessing the internal control structure, by running tests to verify the efficiency of the design and effectiveness of the operation of internal controls. Tests are documented. This cycle also involves an audit by the Independent Auditor of internal controls regarding the financial statements.

●            Deficiency Remediation Program: regular and ongoing activity, with the support of Board of Directors of Eletrobras, which purpose is to develop and implement action plans to remedy the deficiencies identified by the Management Tests or through the evaluation of Independent Audit. Under the Remediation Program, action plans are reviewed or prepared for the remediation of identified deficiencies, monitoring of deadlines and intermediate actions for the implementation of the action plan, as well as for the monitoring and guidance of managers responsible for any poor control and the implementation of their action plan. The purpose of the program is to ensure the timely and proper performance of actions, even after the implementation of the plan, also through the performance of tests that certify the effectiveness and efficiency of the actions implemented to remedy the identified deficiencies.

The Management support is ensured by the creation of Executive and Directive Commissions, as per the following structure:

In 2015, Eletrobras continued to invest in maintaining a robust program of internal controls in 11 group companies, seeking the continuous improvement of internal controls and the elimination of the deficiencies reported in 2013. However, the Company believes that the time is good to further improve its internal controls, as well as its governance and risk management.

Companies under the scope of assessment by the Management internal control environment are: Eletrobras Holding, Furnas, Eletronuclear, Chesf, Eletronorte, Eletrosul, Amazonas Energia, Cepisa, Ceron, Ceal and Celg Distribuição. Also in 2015, in order to give greater visibility and support to the process, the Executive Board of Eletrobras approved the creation of the Office of Compliance and Risk Management, subject to the CEO of the holding company, which is responsible for all activities related to risk management, internal controls and compliance.

5.2. – In relation to market risks identified in item 4.2., state that:

a) If the issuer has a formal policy of market risk management, highlighting, if so, the entity which approved it and the date of its approval, and, if not, the reasons for which the issuer did not adopt a policy

Eletrobras is exposed to financial risks that cause volatility in its financial statements, as well as in its cash flow. Eletrobras has significant mismatches between assets and liabilities denominated in foreign currencies, especially US dollars, mainly from loan agreements with Itaipu Binacional. Additionally, there are exposures to Libor interest rate, related to foreign funding agreements. As a resource to protect itself from these exposures, Eletrobras’ Board of Directors ratified in April 2011 the Risk Management Policy of Eletrobras’ companies, which covers all Eletrobras’ companies and defines principles, guidelines and responsibilities in the risk management process. The Financial Hedge Policy is perfectly in line with the corporate risk policy.

As a protection to these exposures, the management of Eletrobras approved a Financial Hedge Policy, adopted during the 2.305th meeting of the company’s Executive Board, through Resolution RES - 1081/2009, from 10/30/2009, and a Derivative Operation Program.

After that, in April 2011, Eletrobras’ Board of Directors ratified the Risk Management Policy of Eletrobras’ companies, which covers all Eletrobras’ companies and defines principles, guidelines and responsibilities in the risk management process. The Financial Hedge Policy mentioned in the previous paragraph is perfectly in line with the corporate risk policy. The ratification of the Eletrobras’ Risk Management Policy resulted from the compliance with the internal guidelines of Eletrobras, which require periodic review of its policies, every two years. In addition, Eletrobras has led the implementation of the Compliance Program (Corporate Integrity) since May 2014, and in this sense, in

2015, the Office of Compliance and Risk Management, reporting directly to Eletrobras’ CEO, was established. The Office of Compliance and Risk Management is composed of a member appointed by the Board of Directors and frequently reports to the Board of Directors.

The Office of Compliance and Risk Management involves the Compliance Department which focuses on the development of corporate integrity practices and the Department of Risk Management and Internal Controls, responsible for the development of an integrated risk management and for the improvement of the internal control portfolio aimed at the prioritized material risks to the company.

In order to strengthen Eletrobras’ governance structure further, the Board of Directors of Eletrobras, in February 2016, approved the creation of the Governance, Risk Management and Compliance Board. The new Board will work to ensure compliance with internal processes and controls, and with internal regulations, Brazilian and foreign laws applicable to Eletrobras, particularly the 1977 Foreign Corrupt Practices Act, the Brazilian Anti-Corruption Law and the Code of Ethics of Eletrobras, mitigating the risks involved and coordinating the related activities of subsidiaries.

b) Goals and strategies of the market risk management policy

The Financial Hedge Policy of Eletrobras aims to mitigate the exposure to market variables that impact assets and liabilities of Eletrobras and its subsidiaries, thereby reducing the effects of unwanted fluctuations of these variables in the financial statements. Thus, the purpose of the policy is that Eletrobras’ results faithfully reflect the actual operating performance and that its projected cash flow presents less volatility.

Taking into account the different ways of hedging the mismatches presented by Eletrobras, the approved policy lists a range of priorities, which privilege structural solutions, contemplating the natural balance of exposed positions. Later, operations with other types of financial instruments can also be analyzed and, finally, the transactions with financial derivatives, which will only be carried out in a complementary manner and with the sole purpose of protecting those indexed assets and liabilities of Eletrobras and its subsidiaries that show some kind of mismatch, but they cannot characterize any financial leverage or third party lending operation.

i) risks for which protection is sought;

Eletrobras seeks protection against exchange rate variation risks, interest rates variation risks and credit risk.

Exchange Risk

Eletrobras has a mismatch between assets and liabilities indexed to foreign currencies, especially the U.S. dollar, primarily originated from loan agreements with the subsidiary Itaipu Binacional, which provokes exposure to financial risks that cause volatility in its financial statements, and also in its cash flow.

In this context, Eletrobras implemented foreign exchange hedging strategies over the years, focusing on structural solutions, in line with the Financial Hedge Policy. Thus, a total of US$ 1 billion was raised in 2009 through the issuance of bonds in the international market, US$ 500 million from the CAF in 2010, US$ 495 million from IADB and US$ 1.75 billion through issuance of bonds in the international market in 2011. Following this strategy, not only the total amount of the mismatch is evaluated in new funding transactions, but also their timeframe, in order to hedge both the balance sheet and the cash flows of Eletrobras.

Interest Rate Risk

Eletrobras is exposed to Libor interest rate, related to foreign funding contracts, as well as the Selic and CDI rates on borrowings in the domestic market. In addition to those already mentioned, there are other less important risks originated from granted and obtained financing. As a resource to protect itself from this exposure, Eletrobras conducted transactions to lock interest rates. In 2011 Eletrobras performed transactions to lock the Libor interest rate with a notional value of US$ 390 million maturing in 2015 and US$ 150 million maturing in 2020. During the first half of 2012, Eletrobras entered new Libor lock transactions totaling US$ 500 million maturing in 2017 and 2020.

Eletrobras periodically evaluates, as required by its Financial Hedge Policy, the existing interest rate risks, with a view to verify the need to carry out new hedging transactions to mitigate risks that are considered material.

Credit Risk

With the intention of mitigating the credit risk, Eletrobras has a rule regarding the accreditation of financial institutions for the purposes of executing transactions with derivative instruments. This rule defines criteria regarding size, rating and expertise in the derivatives market, allowing Eletrobras to select institutions best suited for these operations. Eletrobras selects the top 20 financial institutions to carry out derivative operations with Eletrobras.

Further, Eletrobras has an exposure control methodology for the accredited financial institutions, which goal is to define the maximum limit for derivative operations with each one of them.

Liquidity Risk

The liquidity needs of Eletrobras and its subsidiaries are the responsibility of the areas of treasury and fundraising, working in line in the permanent monitoring of short, medium and long-term cash flows, planned and carried out, trying to avoid possible mismatches and consequent financial losses and ensure liquidity for operational needs.

ii) equity protection strategy (hedge);

Considering Eletrobras Financial Hedge Policy, the strategy to be prioritized by the company is the structural solution, namely the one that includes the concept of natural hedge. In Eletrobras’ case, the structural solution is designed to bring liabilities, debt, in the same currency Eletrobras has its active exposure generated by Itaipu Binacional receivables – in this case, the U.S. dollar - in order to reduce the balance sheet exposure to foreign currency.

Subsequently, the order of prioritization designates the pursuit of mitigation of exposure to market variables that affect Eletrobras’ assets and liabilities Eletrobras and its subsidiaries through financial instrument operations or direct exchange of assets and liabilities with companies with similar risk to Eletrobras and which present imbalance situations of complementary nature.

Finally, with relation to residual exposure, operations with derivative financial instruments will only be carried out complementarily and aiming exclusively at protecting the hedging indexed Eletrobras’ assets and liabilities and its subsidiaries that present any mismatch, and may not be characterized as financial leverage or operation of loan granting to third parties.

Operations with over-the-counter derivative instruments present counterpart risks that depending on the credit conditions of engaged institutions may be relevant. With the intention of mitigating this risk, Eletrobras established a rule regarding the accreditation of financial institutions for the purposes of executing transactions with derivative instruments. This rule defines criteria regarding size, rating and expertise in the derivatives market, allowing the Company to select institutions best suited for these operations. Based on this criteria, Eletrobras selects bi-annually the top 20 financial institutions to carry out derivative operations with Eletrobras.

Further, Eletrobras has developed an exposure control methodology for the accredited companies, which defines the limits to the volume of operations to be carried out with each one of them.

Eletrobras shall make efforts to ensure that all derivative operations it carries out are framed in a “protective hedge”, thereby confirming the exclusive intention of hedging these positions. This measure counters the risk of mismatch liquidation of hedge positions with their respective objects, given that financial flows of both will always be matched.

iii) instruments used for asset protection (hedge);

According to the above mentioned, and taking advantage of favorable credit positions for businesses in the international market between 2009 and 2011, Eletrobras raised funds abroad, having as a priority, among others, the natural balance of the company’s exposure to foreign currency originating mainly from Itaipu’s receivables. US$ 1 billion was raised in 2009, through the issuance of bonds in the international market, in 2010, US$ 500 million from CAF, in 2011, US$ 495 million from the IBRD and US$ 1.75 billion through bond issuance in the international market.

Additionally, in order to eliminate exposure to floating interest rates established in some of the executed loan agreements, in 2011, Eletrobras carried out Libor interest rate locked-in deals with a notional value of US$390 million maturing in 2015 and US$150 million maturing in 2020. During the first half of 2012, Eletrobras carried out Libor interest rate locked-in deals, again, in a total amount of US$500 million maturing in 2017 and 2020. The following table shows the principal amount and the remaining terms of interest rate swap contracts outstanding at December 31, 2015:

	Contract	Rates	Maturity	Fair values (R$ thousand)
Transaction	Amounts (Notional) (R$ million)	applied		31/12/2015	31/12/2014	31/12/2013
01/2011	20,192	2.4400%	11/25/2015	-	(229)	(660)
02/2011	20,192	2.4900%	11/25/2015	-	(235)	(677)
03/2011	50,000	3.2780%	8/10/2020	(5,497)	(5,422)	(6,137)
04/2011	100,000	3.3240%	8/10/2020	(11,266)	(11,109)	(12,586)
05/2011	50,000	2.1490%	8/10/2015	-	(508)	(1,424)
06/2011	100,000	2.2725%	8/10/2015	-	(1,087)	(3,053)
07/2011	100,000	2.1790%	8/10/2015	-	(1,034)	(2,897)
08/2011	100,000	2.1500%	8/10/2015	-	(1,017)	(2,849)
09/2012	25,000	1.6795%	11/27/2020	(226)	(231)	(47)
10/2012	25,000	1.6295%	11/27/2020	(133)	(135)	62
11/2012	75,000	1.6285%	11/27/2020	(394)	(398)	191
12/2012	75,000	1.2195%	11/29/2017	(307)	(715)	(1,365)
13/2012	75,000	1.2090%	11/29/2017	(286)	(684)	(1,320)
14/2012	50,000	1.2245%	11/29/2017	(211)	(486)	(924)
15/2012	50,000	1.1670%	11/29/2017	(134)	(375)	(1,109)
16/2012	50,000	1.1910%	11/29/2017	(166)	(421)	(829)
17/2012	50,000	1.2105%	11/29/2017	(192)	(459)	(884)
18/2012	25,000	1.1380%	11/29/2017	(47)	(160)	(340)
TOTAL	1,040,384			(18,860)	(24,706)	(36,848)

iv) parameters used to manage these risks;

As identified in the above items, Eletrobras currently has two mainly relevant financial risks: interest and exchange rates. Therefore, the parameter used to manage financial risks is the volume of net exposure to foreign currency and to Libor.

Accordingly, Eletrobras regularly monitors its net cash flow exposure, and also the floating interest rate net exposure, in order to reflect the risk analyzes that support the proposed protection strategies.

Accordingly, all protection strategies against financial risks taken by Eletrobras are intended to mitigate such exposures, without any speculative character.

v) whether Eletrobras operates financial instruments with purposes that differ from equity protection (hedge) and which purposes are these

Eletrobras operates financial instruments with the sole purpose of equity protection (hedge), and transactions with such instruments will be carried out only in a complementary manner and with the sole purpose of protecting Eletrobras and its subsidiaries’ indexed assets and liabilities that present a mismatch, not characterizing financial leverage or financing to third parties.

vi) organizational structure of management control of such risks;

Eletrobras manages its market risks through the Financial Hedge Committee, which operates under the Financial Executive Board. The Committee’s main function is to define strategies and the hedge instruments to be presented to Eletrobras Executive Board for approval. Additionally, Eletrobras presents, at the corporate level, a Risk Committee, linked to its Executive Board, and also a department responsible for corporate risk management and for the management of internal control environment. Eletrobras Board of Directors ratified in April 2011, the Risk Management Policy of Eletrobras’ companies, which encompasses all companies in the group and sets out principles, guidelines and responsibilities in the process of risk management. The Financial Hedge Policy is perfectly cohesive with the corporate risk policy.

The Financial Hedge Committee is a non-statutory entity consisting of six members, coordinated by the Chief Financial Officer and a representative from each of the following areas: (i) DFI - Department of Investment Management, (ii) DFO - Department of Planning Budget, (iii) DFC - Department of Accounting, (iv) PGA - Department of Risk Management and Control Compliance, and (v) DFN - Department of Business Development, the latter with no voting power.

The Financial Hedge Committee’s main activities include (i) identify and monitor hedge needs of Eletrobras’ companies, (ii) preliminarily evaluate if the strategies and hedge instruments are appropriate to risk standards defined by Eletrobras, (iii) approve instruments for financial hedge purposes, (iv) approve amounts and reference rates for transactions, (v) approve timing to engage in transactions, and (vi) monitor transactions results, verifying their adequacy to the mandates established by Eletrobras Executive Board.

Additionally, Eletrobras has a Superintendent of Audit linked to the Board of Directors, in order to manage the internal audit activities.

c) operational structure’s adequacy to internal controls to verify the effectiveness of the adopted policy

Eletrobras performs the monitoring of market risks management, and also regulatory effectiveness tests for positions in derivatives through its Financial Executive Board. The adequacy of controls related to these processes is made by the internal controls area and the internal audit team. Concurrently, as set forth by Risk Management Policy, indicators were defined to ensure the monitoring of exposure to market risks and action plans, and its alignment with the risk profile defined by the management of Eletrobras.

The management of Eletrobras believes that its current operating structure and internal controls to verify the effectiveness of the policy adopted for market risk management is adequate and has all the tools to carry out the necessary measurements and validations of the indices and variables related to the effective management of the risks to which Eletrobras is exposed.

5.3. Regarding the controls adopted by issuer to ensure the preparation of reliable financial statements, indicate:

a) Key internal control practices and the efficiency level of such controls, indicating any imperfections and measures taken to correct them

Internal control over Eletrobras’ financial report is a process designed to prove the reliability of the report and the preparation of financial statements for external presentation according with applicable accounting principles. Internal control on the financial report includes policies and procedures that (i) refer to the retention of records that adequately and accurately reflect the transactions and disposition of Eletrobras’ assets; (ii) reasonably ensure that transactions are properly recorded to permit the preparation of the financial statements in accordance with applicable accounting principles and to verify that the revenues and expenses are conducted only in accordance with authorizations of the’

Eletrobras’ management and officers; and (iii) reasonably ensure that unauthorized acquisition, use and sales of the Eletrobras’ assets, which could have a material effect on the financial statements, are timely detected or avoided.

Because of inherent limitations, internal controls over the financial report may not prevent or detect misstatements. Also, projections of any assessments regarding future effectiveness are subject to the risk that the controls may become inappropriate due to changes in conditions, or that the level of compliance with the policies or procedures deteriorates.

Eletrobras’ management conducted an assessment of its internal controls over the financial reports as of December 31, 2014. In this assessment, the management used the criteria provided for in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) (1992) – Internal Control – Integrated Framework. From 2015, Eletrobras intended to follow COSO (2013) – Internal Control. – Integrated Framework, created by Treadway Commission. Based on this assessment, management concluded that the internal controls on the reporting of Eletrobras’ financial information were not effective as of December 31, 2015, due to the existence of material weaknesses.

b) Organizational structures involved

The following table shows the organizational structures involved in the controls carried by Eletrobras to ensure the preparation of reliable financial statements and its relevant activities:

Organizational Structures	Activities related to the maintenance of the internal control environment
Executive Offices, Departments and Divisions responsible for business processes. (Superintendências, Departamentos e Divisões responsáveis pelos processos de negócios)	Run internal controls to mitigate the risks in business processes. Develop action plans to mitigate any deficiencies in internal controls.
Compliance and Risk Management Executive Office (Superintendência de Conformidade e Gestão de Riscos e Controles Internos)	Oversee the activities related to the management of corporate risks, of the management of the internal control environment and compliance with laws, rules and ethical conducts.
Risk and Internal Control Management Department

Promote the strengthening of the integrated view of corporate risks and its role in the implementation and compliance with the guidelines for the decision-making process of the company, providing information to top management on the exposure to risks, and ensuring the environment of internal controls in compliance with internal and external regulatory aspects, coordinating and consolidating the necessary actions in the Eletrobras’ companies.

Internal Control Environment Management Division

Promote the strengthening of the integrated view of corporate risks and its role in the implementation and compliance with the guidelines for the Eletrobras’ decision-making process, providing information to top management on the exposure to risks, and ensuring the environment of internal controls in compliance with internal and external regulatory aspects, coordinating and consolidating the necessary actions in the Eletrobras’ companies.

Corporate Risk Management Division	Develop actions for the integrated risk management of Eletrobras, coordinating and consolidating the necessary actions in Eletrobras’’ companies.
Audit Executive Office (Superintendência de Auditoria)

Supervise internal audit activities in order to verify the adequacy, efficiency and effectiveness of internal controls, compliance with legislation and internal and external rules, as well as the fulfillment of plans, goals, objectives and policies defined by the company.

Internal Audit Department	Manage corporate audit works and run tests of internal controls in companies of the Eletrobras.
Eletrobras’’ Executive Board	Monitor and set guidelines for maintaining the internal control environment.
Eletrobras’’ Fiscal CouncilFiscal Council	Supervise activities related to the maintenance of the internal control environment.
Eletrobras’’ Board of Directors	Monitor and guide the maintenance of the internal control environment.

c) If and how the effectiveness of internal controls is supervised by Eletrobras’ management, indicating the position of the people responsible for such monitoring

Eletrobras’ management is responsible for establishing and maintaining a proper internal control environment, in particular regarding its financial reports. Such adequacy should be considered in the context of all Eletrobras’ companies, in order to meet the requirements provided for in Section 404 of the Sarbanes-Oxley Act (“SOX”) and allow the continued trading of level 2 ADS on NYSE.

To achieve this goal, the conduct of operational support routines to managers in the companies is done by the risk and internal controls managements of each company, under the coordination of the relevant department in Eletrobras. Such structures allow the annual planning of the work to be properly done and in an integrated way, while interacting with internal and independent audits during their work for purposes of testing internal controls to maintain said certification.

d) deficiencies and recommendations related to internal controls included in the detailed report prepared and sent to Eletrobras by the independent auditor, in accordance with regulations issued by CVM on the registration and exercise of independent auditing; e) Comments by the officers regarding deficiencies identified in the report prepared by the independent auditor and regarding corrective measures adopted

Contextualizing the assessment of Eletrobras internal control environment

Eletrobras shares are traded on the São Paulo (BM&F Bovespa), New York (NYSE) and Madrid (LATIBEX) Stock Exchanges. Nevertheless, on this date, as discussed in items 4.1, 4.7, and 10.4 of this Reference Form, trading with Eletrobras’ ADS was suspended by the NYSE, the company must comply with mandatory regulation imposed on publicly traded companies listed on these stock exchanges.

One of the main requirements Eletrobras must comply with is the certification of its internal control environment, as required by the SOX, which was enacted in 2002 and one of its main pillars is transparency in the development of accounting and financial statements. Accordingly, companies listed on American stock exchanges must assess their internal controls and submit said assessment to external auditors, who then independently assess the audited company’s control environment.

In 2008, when Eletrobras applied for its shares to be admitted to trading on the NYSE, the company established an Internal Control Certification process by mapping the main processes of Eletrobras and its energy generation, transmission and distribution companies. Later, the group’s internal and external auditors conducted internal control tests. This Internal Control Certification process has been evolving in the last few years and we describe below the main milestones achieved and activities conducted by the company.

As part of the 2008 and 2009 diagnostics regarding compliance with the applicable legislation, Eletrobras’ management formally implemented and improved structures and set up a department for internal control and risk management, whose main role was to ensure compliance with Internal Control Certification and the deployment of the risk management process, respectively. This year, structures were developed in the following companies: Eletrobras, Chesf, Eletronorte, Eletronuclear, Eletrosul and Furnas. Further this year, the risk management process implemented followed market standards such as ISO 3100 and COSO ERM.

In 2011, the business process mapping, information technology and organizational level processes were updated at Eletrobras and Furnas, and these companies’ internal audit departments conducted control tests in such companies as well as in the following companies: Chesf, Eletrosul, Eletronorte, Eletronuclear and Itaipu Binacional. At the end of the process, Eletrobras’ management and its then external auditors concluded that the company Amazonas Energia should also be included in the internal control certification process.

Also in 2011, discussions regarding risk management in Eletrobras six distribution companies were initiated. In that year, an initial identification of risks was conducted in those companies and, later, an assessment of critical risks prioritized by Eletrobras’ management was run. Still in 2011 the six distribution companies designated key professionals to lead each company’s control and risk initiatives.

In 2012, improvements were made in the processes’s documents at Eletrobras and Amazonas Energia, and control tests were conducted in all companies that were under the scope of the internal control certification at that time. Simultaneously, Eletrobras’ management implemented an internal controls deficiencies remediation program, main purpose of which was to help company managers working in the certification process to implement action plans that would remediate control deficiencies identified by both the internal and external audits. At the beginning of the Celg Distribuição acquisition process, a diagnosis of the 2011 processes was run to identify the level of compliance of its ‘control environment to internal control certification’s requirements.

In 2013, Eletrobras’ Executive Board reinforced the deploy and adjustment process to internal controls certification in all companies that were under the scope of the certification and added 2 new companies to this process in order to reinforce the internal control structure. The new companies added to the process were Eletrobras Distribuição Rondônia (Ceron) and Eletrobras Distribuição Piauí (Cepisa), as a consequence of their material relevance. At the same time, due to changes in the accounting regulatory mark, the company Itaipu Binacional was excluded from the Internal Controls Certification process, because it was no longer fully consolidated in the group’s financial statements. However, Management encouraged Itaipu to maintain its assessment structure of its control environment, in particular given the benefits achieved in the last few years as a result of the Certification.

Also in 2013, the assessment process of the control environment at Celg D was maintained, despite the fact that Eletrobras has not yet acquired it. The internal controls deficiencies remediation program was also maintained in all companies that were under the scope of the internal controls certification. In that year, 2 initiatives were implemented in association with the risk management process. The first initiative was the development of an annual management risk report, in which a summary of Eletrobras and its energy generation, transmission and distribution companies’ strategic, financial, operational, and compliance risk assessment was presented. Additionally, a corporate risk quantitative assessment was conducted evidencing the evolution of Eletrobras’ risk management process.

2014 was a significant year for internal controls certification due to a few motivators such as: changes in the external audit group, adaptation of the process regarding recent legislation requirements, as well as other SEC – (that regulates the American market) requirements. CVM also included new requirement related to risks and internal controls that helped increase the complexity of the process of assessment of Brazilian company’s control environment. Furthermore, encouraged by news from the media, CVM questioned Eletrobras’ management on these statements and Eletrobras had to answer questions describing the environment of internal controls which undergoes internal and external audits and, upon request, it may also be assessed by control agencies such as TCU and CGU.

For the 2014 internal controls certification, Eletrobras’ management standardized the mapping of its flowchart processes using a specific tool and it updated the narrative of said processes to show this standardization of risk and, when applicable, of internal controls. A great investment was made in this standardization, which generated several operational benefits to Eletrobras’ companies. In addition to the already mentioned companies, another company was included under the scope of Internal Control Certification, Eletrobras Distribuição Alagoas (Ceal), making it a total of 11 companies under such scope. The Eletrobras’ management tests, the deficiencies remediation program and the risk quantitative assessment were maintained.

In 2015, the regulatory environment became even more complex. The Brazilian Anticorruption Act (Law No. 12.846/13) increased the needs for companies to improve their internal processes to identify and assess antifraud and anticorruption risks and controls. This law has given rise to a new trend in Brazilian companies to implement consistent compliance programs, and a similar program is under development at Eletrobras. Additionally, other regulations have also increased the complexity for companies listed in the NYSE and in the BMF&Bovespa to address aspects related to risks and internal controls, such as: technical communications published by PCAOB (Public Company Accounting Oversight Board), CVM Instruction No 552 and the new COSO 2013 internal controls framework, among others.

For the 2016 fiscal year, Eletrobras’ management understands that it faces a great challenge and it feels encouraged to become a reference in governance, risks and internal controls in the Brazilian market and, above all, in the electricity sector. As previously presented, for years Eletrobras has been investing in the maintenance and improvement of internal controls programs in all of the group’s companies, as a result of the internal controls certification to which it submits. Therefore, it understands that this is an ideal time to improve even more its internal control environment as well as its governance and risk management.

By means of a decision made by the Board of Directors, Eletrobras is under an organizational restructuring that is going to strengthen ‘its internal control environment, improve corporate governance, and disseminate corporate ethical culture.

Definition and classification of deficiencies identified by the independent auditor in internal control effectiveness tests.

The deficiencies identified by the independent auditor are classified based on their potential to impact ‘Eletrobras’ financial statements, taking into consideration the consequent materiality involved. Deficiencies in internal controls consist of design mistakes, flaws in the execution or performance of the control, and they come up when (i) the control is planned, deployed or operated in such a way that it cannot prevent or detect and correct distortions in the financial statements in a timely manner, or (ii) the required controls to prevent or detect and correct distortions in the financial statements in a timely manner are missing. Depending on their critical level, they may be classified as material weakness, significant deficiencies, or control deficiencies, which are classified, respectively, according to their level of materiality (therefore, material weaknesses are more relevant than significant deficiencies, which, in turn, are more relevant than control deficiencies).

Deficiencies and recommendations on internal controls included in the report and comments by the management related to ‘Eletrobras’ internal control assessment

The assessment of the internal controls’ effectiveness over the financial reports, as of December 31, 2015, was subject to a detailed report prepared by KPMG Auditores Independentes, based on the criteria set forth in the COSO 2013 framework.

In May 2016, our independent auditors issued a report with recommendations regarding deficiencies in internal controls identified as part of the diligence on Eletrobras and its subsidiaries’ financial statements related to the year ended on December 31, 2015. As evidenced by Eletrobras’ auditors: (i) the assessment of internal controls was carried out according to international and Brazilian audit rules for the sole purpose of determining the global strategy and the audit plan, as well as the nature, time and extension of the expected audit procedures; (ii) for purposes of the Brazilian financial statements, they were not hired to express an opinion or conclusion on Eletrobras and its subsidiaries’ internal controls, and (iii) considering limitations inherent to the audit process of financial statements, they were not necessarily able to identify all the deficiencies in the internal controls.

Management, taking into consideration the probability and potential greatness of distortions that could arise from accounting statements as the result of deficiencies identified by the auditors, assessed the relevance and need to disclose the comments made about other deficiencies identified by the auditors.

Management considered to be relevant, for disclosure purposes, the deficiencies in internal controls identified in the compliance tests, which did not necessarily represent concrete mistakes in ‘Eletrobras’ financial statements.

Eletrobras’ Board of Directors and Executive Board established action plans to mitigate relevant deficiencies found in ‘Eletrobras’ internal controls, described in the comments made by Management

Eletrobras’ management considered as relevant deficiencies four (4) themes reported by the independent auditor that group a set of correlated control deficiencies. They also have a subset of control deficiencies which are described below, with management comments and the recommendations by the independent auditors.

1.   Theme “Control Environment”

Eletrobras has not maintained an effective internal control environment, in particular regarding the timeliness of internal control deficiencies remediation, including the execution of Management Review Controls (“MRCs”).

PCAOB’s Alert 11 has brought a new concept of control assessment related to management reviews, the MRCs, by establishing new criteria and specific requirements in the control analyses and reviews conducted by managers, for which they are responsible.

Among the main improvement aspects identified by the auditors, we can highlight the need for disclosure from the management’ regarding its analysis control and of how it operates to prevent or detect errors. It is necessary to run an analysis and disclose the criteria used for approval, the level of tolerance allowed, and the procedures conducted to assess the integrity and accuracy of the base of information used.

The auditors did not identify evidences of the criteria and assumptions that evidence the analysis of the base integrity, mistake tolerance, and accuracy of the information used for a series of controls that were analyzed.

Auditors Recommendations

The auditors recommend Eletrobras’ management to assess the need to implement controls related to disclosure, integrity validation, and accuracy of the information used to perform each of the controls; to define and detail the procedure conducted for management review in the description of the controls; and to formalize the definition of reasonability of acceptable mistakes used in the review, providing analytical reasoning for potential items that could eventually not fit in these established parameters. They also recommend Eletrobras’ management to analyze the possibility of making sure that all control deficiencies are remedied in a timely manner within the analyzed base date.

Possible effects assess by the Auditors

The significant deficiencies in the operation of Eletrobras’ ‘internal controls could have an impact on the financial statements, in addition to a failure to meet the regulatory agencies’’ requirements.

Management Comments

In order to remediate the material weaknesses related with the significant number of deficiencies not remedied in a timely manner for the disclosure of financial information, Eletrobras has reinforced to its subsidiaries the importance of appointing an employee that will be in charge of working within the internal controls of the different business areas, and it has established goals for the managers in such areas. Additionally, Eletrobras’ companies are promoting corporate governance, risk management, and internal control environment management actions to reduce the deficiencies. Action plans are currently under way to solve this qualitative and quantitative deficiency situation. Eletrobras’ have established a training program in its business areas to implement MRCs.

Set of control deficiencies that had impact on the Control Environment – Details on observed situations

(i) Companies: Eletrobras, Eletronuclear, Chesf, Eletrosul, Eletronorte, Amazonas Distribuição, Celg-D and Furnas.

Auditors did not identify a control related to the risks management that could have a significant impact on the financial statements. Risk assessment adopted by Eletrobras for SOX’s purposes is concentrated on the assessment of operational risks and, in many cases, they did not identify the risk assessment that could impact the financial statements. In addition, auditors identified several risks in processes in which they had not mapped controls in the risk and control matrix mapped by Eletrobras’ management. For instance: risks related to significant accounts, to non-significant companies and risks related to the independent ongoing investigation.

Recommendation

Auditors recommended considering the revision of the internal control scope and revision of the risk and control matrix to map process’ risks.

Possible effects

Significant deficiencies or concrete significant risks with impacts on the financial statements.

Management Comments

Eletrobras’ Management is searching for a corporate action that aims to improve the scope of the risk management areas of Eletrobras’ companies. In this regard, there are ongoing actions to mitigate this deficiency, as described below:

1. Risk assessment in process’ level to internal control certification, based on the definition of materiality, considering accounts that are relevant for purposes of Eletrobras’ financial statements. Thus, Eletrobras’ internal control area assesses which business processes should be mapped to identify existing risks and control activities to mitigate such risks. In addition, note that this procedure considers a qualitative analysis of the Eletrobras’ internal control area, where additional processes are established to be assessed, as the ones associated to Information Technology. Regarding the examples mentioned in the deficiency identified by the independent auditor (“risk of derivatives embedded into contracts., risks related to significant accounts and non-significant companies, among others”), it is important to notice that, in this year, the mapping scope considered: business process of transactions with embedded derivatives, foreign exchange and interest variation; accounting management business process; management business process for compliance with anticorruption laws.

2. Risk assessment at the corporate level, conducted by the Eletrobras corporate risk management area and strategically developed, based on the priority of risks deemed to be more relevant, by the Eletrobras risk commission and corroborated by the Executive Board, who formally approves the priorities in advance. It is important to notice that Eletrobras has a corporate risk matrix listing risks applicable to the Eletrobras’ companies, considering strategic, financial, operational, and compliance pillars.

3. Actions related to corporate risk management are guided by a corporate risk management policy, recognized by all companies. Technically, the themes are discussed at the Internal Control and Risk Operational Committee, which covers the internal control and risks management of Eletrobras and its subsidiaries. The Eletrobras’ Risk Management and Internal Control Department has established as a priority the convergence of these activities with the SOX certificate ones, aiming to incorporate qualitative and/or management aspects into the latter, which are not usually identified by the materiality judgement.

4. Currently Eletrobras has ongoing activities to map the risk events related to fraud and corruption, considering not only the parent company, but also the subsidiaries and affiliates. Upon conclusion of these activities, Eletrobras will have a clearer vision regarding this theme, through a compliance risk matrix, which may include the results of investigations currently carried out by the independent commission.

(ii) Company: Eletronuclear

Auditors did not identify control mapped in the risk matrix of Eletronuclear that ensured the integrity of the contracts executed for service provisions.

Recommendation

Auditors recommend the Management to develop and deploy control in its control matrix to allow the analysis of the integrity of the contracts executed for service provisions.

Possible effects

The lack of the control mentioned above may cause the execution of service provision contracts to which Eletronuclear will not appropriately monitor, and may cause improper transactions.

Management Comments

Eletrobras’ management is searching for an action plan with Eletronuclear’s management to ensure the effectiveness of the service provision contracts, allowing the monitoring of its integrity. A solution in the Eletronuclear’s Integrated System – ERP SAP is under development.

(iii) Company: Eletrobras

Lack of approval and formal deliberation by the Eletrobras’ Executive Board , as well as its Board of Directors, for the profit sharing (“PLR”) paid in 2015 (referring to the year of 2014).

Recommendation

Auditors recommended that there should be a payments’ approval according to the competence limitation.

Possible effects

Inaccurate, improper and unauthorized payments by the senior management.

Management Comments

All payments made by Eletrobras are made according to competence limitations rules. The payment order related to the PLR for the year of 2014, paid in 2015, was made under the terms of a judicial order, based on the settlement executed with the Superior Labor Court (Tribunal Superior do Trabalho – TST), under an agreement between Eletrobras and the unions representing its employees. Eletrobras’ management will reinforce the mechanisms to monitor the approval and formalization of payments made by Eletrobras.

(iv) Company: Eletronuclear

Lack of revision of SAP accesses of transactions related to:

●   NuclearfFuel nventory management;

●   Energy sale,

●   Account reconciliation/analysis – accounting results;

●   Loans and financing obtained.

Auditors also identified the lack of formal procedures related to periodical review of profiles that access the corporate network and the information systems.

Recommendation

Auditors recommended the Management to timely run revision control of SAP routines mapped in its internal controls.

Possible effects

Improper access to Eletrobras’ controls mentioned above.

Management Comments

Eletronuclear’s management has concluded, in January of 2016, the deployment of the SAP GRC access control solution that will run periodical reviews of profiles that access the corporate network and the information systems.

(v) Companies: Amazonas, Chesf, Eletronorte, Eletronuclear, Eletrosul and Celg-D

The companies did not maintain effective internal controls to ensure integrity and accuracy of judicial deposits and contingent processes, including periodical reviews and updates of the loss prognosis for accounting purposes and presentation by the end of the fiscal year. Auditors identified several deficiencies, including:

●   Failure to receive evidence of control related to accounting records of the payment of legal costs;

●   Lack of integrity test in the test bases;

●   Lack of control to monitor the balance of judicial deposits and the corresponding reflection on accounting balances;

●   Lack of formal policy to update judicial contingencies;

●   Lack of function separation in the analysis of the loss probability and value of the cause.

Recommendation

Auditors recommended the Management to consider deploying new controls at the currently used matrix and, also, the monitor and execution of controls related to litigation management which are mapped by Eletrobras’ companies.

Possible effects

The lack of this control may cause mistaken classification of the companies’ contingencies prognosis, as well as mistakes in the control of judicial deposits in assets’ accounts and the provision of contingencies in liabilities’ accounts.

Management Comments

Eletrobras’ management will, along with other companies (Amazonas Distribuição, Chesf, Eletronorte, Eletronuclear, Eletrosul and Celg-D), attempt to remediate the deficiencies in internal controls in the litigation management process. Inconsistent data will be identified and corrected and the process will be adjusted. There will be a comprehensive review of the litigation database of those companies to improve the current procedure.

(vi) Company: Eletrobras

Lack of formal controls in the risk matrix provided by Eletrobras’ management regarding conciliation between the position of judicial deposits and outstanding judicial causes. In addition, auditors identified that there is no separation function in the quarter reports containing information on the ongoing processes and validation of the integrity of the bases of deposits and judicial processes. They have also identified significant inconsistencies in the measurement of compulsory loans.

Recommendation

Auditors recommended the management to deploy appropriate controls related to judicial deposits and processes and, also, to timely monitor the litigation management.

Possible effects

The lack of this control may cause wrong classification of the companies’ contingencies prognosis and, also, a material impact on the records of the financial statements.

Management Comments

To mitigate the indentified deficiencies, management has started the deployment of actions and accompaniment of the monitoring indicators of the judicial and administrative claims; revision of the risk level classification for processes and assessment of the accounted provision; revision of judicial costs and deposits identified in Eletrobras’ related accountthe relevant accounting treatment; and monitoring and identification of the liabilities/history of judicial deposits that are not identified in the accounts, with the respective accounting treatment.

(vii) Company: Eletrobras, Eletronuclear, Eletrosul and Chesf

While engaging in procedures at the companies mentioned above, the auditors were unable to find evidences of prior and effective monitoring of restrictive clauses or evidences of assessment and review of restrictive items previously identified:

●   Lack of definition of the periodicity for monitoring and reviewing;

●   Lack of identification of analysis’ criteria established by Eletrobras, Eletronuclear, Eletrosul and Chesf; and

●   Lack of evidence of monitoring or reporting of company clauses where Eletrobras appears as guarantor.

Recommendation

Auditors recommended the management to assess the improvement of controls to monitor covenants, ensuring compliance and considering different variables and areas involved, aiming to safeguard companies from possible acceleration of debts linked to such restrictive clauses.

Possible effects

Covenants that are not identified and/or monitored may generate reclassification of current debts into non-current debts, causing a significant impact on the financial statements or lack of appropriate risk management of covenants’ violation.

Management Comments

Eletrobras’ management will, with other Eletrobras’ companies, establish criteria to monitor and accompany the covenants, aiming to safeguard the companies from possible acceleration of debts linked to these restrictive clauses. The internal control in the matrix of the companies include risks and eventual controls that mitigate the risk of failure of monitoring of covenants.

(viii) Company: Amazonas Distribuição

Auditors have identified significant ‘differences in the matching of interest and fines related to purchases made from the suppliers Cigás and Petrobrás, causing the recording of significant adjustments, in the approximate amount of R$ 200 million, in Amazonas Distribuição’s financial statements as of December 31, 2015.

Recommendation

Auditors recommended management to deploy controls to conciliate the account suppliers aiming to mitigate the risk related to the occurrence of inconsistencies and adjustments between the balance recorded in the financial statements, the amounts calculated by financial controls of Amazonas Distribuição and the balance recognized by the lenders.

Possible effects

The lack of the control mentioned above may cause improper recognition of third party obligations, with significant impacts on controls related to the accurate payment of obligations and the proper recording in Amazonas Distribuição’s financial statements.

Management Comments

Amazonas Distribuição’s management has hired a consulting company to help in the remediation of deficiencies in the internal controls. Eletrobras’ management will monitor the action plans, requesting periodical reports on the evolvement of the remediation.

(ix) Company: Eletronorte

Auditors have not identified evidence of the proper filling of the sanctioning file for 39 bidding processes, carried out at the decentralized units. In this file, which is required in the internal control processes, it is possible to verify the type of the bidding process or identification of cases when the bidding process was waived.

Recommendation

Auditors recommended the management to check that the control related to the filling of such sanctioning file is comprehensive.

Possible effects

Inconsistent enrollment of suppliers and type of contracted, which may cause purchases that are not covered by Eletronorte’s policies.

Management Comments

Eletronorte’s management will reinforce the need to fully fill in the danctioning file for bidding processes carried out in all the units, including decentralized units (regional units). Additional controls will be deployed to ensure effectiveness of the process.

(x) Company: Chesf

Regarding the supplier registry control, auditors identified contracts without the hierarchic approval defined in normative resolution – RN-07/2002 SU-25. For instance, the following purchases: CCN922015082000, CCN922015130000, CCN922015242000.

Recommendation

Auditors recommended the management to follow the procedure described in the resolution for all the purchases made by Chesf.

Possible effects

Purchases in disagreement with Chesf’s policies.

Management Comments

Chesf’s management has started the process to regularize the contracts identified by the independent auditors and is promoting an analysis of the contracts to correct any possible approval irregularities.

(xi) Company: Amazonas Distribuição

During the tests, auditors identified that out of the total sample of 45 selected items:

●   2 items presented balance with an amount lower than the purchase order;

●   1 item had the purchase order cancelled. However, the order was sent as a still active request and, therefore, it was not excluded from the base of purchase orders with accounting effects.

Recommendation

Auditors recommended Eletrobras to assess the review of mapped controls related to the purchase process of Amazonas Distribuição, including the control and parameterization of the system that blocks purchase orders with amounts higher than the amount available for the supplier.

Possible effects

Improper transactions without the appropriate approvals.

Management Comments

Eletrobras’ management will accompany and monitor the action plans established by Amazonas Distribuição, requesting periodical reports on the evolvement of the remediation given to related deficiencies.

(xii) Company: Eletronuclear

Regarding transactions with suppliers, auditors have identified the lack of commercial certification and also the lack of control to mitigate the risk of transactions with unauthorized, unassessed suppliers or suppliers with outdated information.

Recommendation

Auditors recommended Eletrobras to review mapped controls related to suppliers of Eletronuclear to ensure that related risks are mitigated, according to its policy.

Possible effects

Improper transactions and without the proper approvals.

Management Comments

Eletronuclear’s management will review the entire transaction process with suppliers to ensure that related risks are mitigated, according to its policy. Eletrobras’ management will accompany and monitor the action plan proposed.

(xiii) Company: Furnas

Inconsistencies between equipment acquisition documents and the relevant sales notes, making the ““A DCCP.F”” control ineffective. This control allows extracting the list that contemplates all the acquisitions of a specific period and that allows identification of the relevant sales notes for each equipment, as well as checking if items have been correctly recorded in the system.

Recommendation

Auditors recommended the management to assess the execution of the timely remediation, ensuring the correct operation of the control.

Possible effects

Improper records due to the lack of matching of acquisition documents in the system with the relevant sales notes.

Management Comments

Furnas’ management has an action plan to automate this control, generating greater efficiency to the process. The development of the solution in the company integrated system (ERP SAP ECC) is expected to be concluded in the second semester of 2016. Eletrobras’ management will monitor the action plan proposed.

(xiv) Company: Eletrobras

Lack of conciliation of the granted loan agreements with supporting documents. Auditors have obtained a report generated directly in the CTC system and compared the total amount of this report to the balance that is registered in accounting and identified significant differences, even considering the balance of Itaipu and the transfer financing, items that were manually added to the conciliation.

Recommendation

Auditors recommended the management to assess deploying a control for the matching of the granted loan agreements with supporting documents.

Possible effects

Improper presentation of granted loan values in Eletrobras’ financial statements.

Management Comments

Eletrobras’ management is analyzing the acquisition of new system solutions to control granted loans and financing, considering the limitations of the current system. Alongside, there is a compensation action plan to improve the current process, incorporating review controls to the base of loan agreement and conciliation of accounted values.

(xv) Company: Eletronuclear

Untimely execution of contracts: the auditors have identified that the only loan between Eletrobras and Eletronuclear in the analyzed period was not executed by the parties in order to formalize the loan.

Recommendation

Auditors recommended the management to timely run the control, mitigating the risk related to approvals required by internal procedures established by Eletronuclear.

Possible effects

Loans obtained without proper approvals.

Management Comments

Eletronuclear’s management is regularizing this contract with Eletrobras, as well as reviewing the internal control mechanisms. Eletrobras’ management will monitor the action plan proposed.

(xvi) Company: Eletronuclear

The auditors have not identified evidences of the review of registered collaborators regarding the accesses to SAP control to run and register transactions involving manual entries.

Recommendation

Auditors recommended the management to assess the use of preventative control procedures, with appropriate approval levels, aiming to prevent and mitigate risks of inconsistent/unmonitored manual entries.

Possible effects

The lack of review/approval of manual accounting entries may cause non-identified errors, intentional or not, in the financial statements, as well as eventual losses to Eletronuclear.

Management Comments

Eletronuclear’s management has concluded in January of 2016 the deployment of the SAP GRC Access Control solution, that will run periodical reviews of profiles that access the corporate network and the information systems. The separation function matrix was reviewed and deployed in the solution. Function separation controls and access to SAP to run and register transactions with manual entries are in operation.

(xvii) Company: Furnas

The auditors have found users who are not part of the technical body of the management and divisions subordinated to the accounting with access to transaction FB60.

Recommendation

Auditors recommended the management to assess the use of preventative control procedures, with appropriate approval levels, aiming to prevent and mitigate the risks of inconsistent manual entries.

Possible effects

The lack of review/approval of manual accounting entries may cause non-identified mistakes, intentionally or not, in the financial statements, as well as eventual losses to Furnas.

Management Comments

Furnas’ management is working on the exceptions found by the independent auditor. Users who are not part of the management and divisions subordinated to accounting, with access to transaction FB60, will have their access to this transaction disabled. Eventually, exceptions should be justified and approved by the Executive Board and with the inclusion of separation function controls into the profile access.

(xviii) Company: Furnas

Auditors identified amounts without conciliation for over 180 days, representing approximately 73% of all identified banking pending issues.

Recommendation

Auditors recommended the management to timely conciliate its banking pending issues, specifically for past items that are still pending conciliation.

Possible effects

Mistakes in entries and financial controls and in the presentation of financial statements.

Management Comments

Furnas’ management is working on the exceptions found by the independent auditor. Furnas will adopt internal control mechanisms to improve the timeliness of its bank conciliation. Eletrobras’ management will monitor the action plan proposed.

(xix) Company: Eletrobras

The process related to the control of the bank transactions authorization presented inconsistencies in the payments and transfers made. Initially, 45 items have been selected to be tested, including:

●   36 slips that have not been received; and

●   From 9 slips received, 4 did not include the requesting letters executed by two attorneys.

Recommendation

Auditors recommended the management to run the control according to the terms in the risk matrix, ensuring assertiveness in the bank transaction process.

Possible effects

Failure to comply with this control may cause improper payments and transactions and mistakes in the entries which may cause wrong presentation of balances in Eletrobras’ financial statements.

Management Comments

Eletrobras’ management will attempt to reinforce the teams of accounts payable, accounts receivable and treasury in order to be able to run internal controls in a timely manner, thus avoiding that the non-compliance with the corresponding control could cause improper payments and transfers and errors in the records, which leads to the presentation of wrong balances in Eletrobras’ financial statements.

(xx) Company: Chesf

Chesf has failed to present the control related to the revision and approval for energy sale contracts. The control and registration of contracts appear in the system, but the auditors found that when the base was requested with all contracts in force for the year of 2015, the DOCT sector sent a spreadsheet composed of entirely manual entries. The audit has accompanied the extraction of the report from the contract accompaniment system and identified significant differences while comparing with the document provided by the DOCT sector.

Recommendation

Auditors recommended the management to assess deploying the control to accompany energy sale contracts based on information entered into the system.

Possible effects

The lack of the control mentioned above may cause relevant impact into accounting records.

Management Comments

Chesf’ management is deploying the ERP SAP ECC, which aims to improve and integrate company business processes, offering greater safety and automation. Chesf will adopt compensation controls, while the SAP system is under deployment. Compensation controls will be carried out during 2016 and Eletrobras’ management will monitor the action plan proposed.

(xxi) Company: Eletronuclear

While running the audit procedures, auditors identified the existence of an energy sale contract executed with a distribution company, which did not have all the signatures required by the approval process established by the internal control matrix of Eletronuclear.

Recommendation

Auditors recommended the management to ensure that every energy sale contract executed with distribution companies are revised and approved in a timely manner, ensuring that all the required diligences set forth by the internal control process are duly complied with.

Possible effects

The lack of control mentioned above may cause contracts that have not been approved according to Eletronuclear policies and may cause incorrect impacts in accounting records.

Management Comments

Eletronuclear’s management is discussing the exception found by the independent auditor. Eletronuclear will adopt internal controls mechanisms to improve the timeliness of the execution of energy sale contracts and will review existing controls. Eletrobras’ management will accompany and monitor the action plan proposed.

(xxii) Company: Celg-D

Lack of controls related to energy billing:

●   Show that all the checking suggestions were indeed carried out by the Celg-D team;

●   Ensure that all the preventive orders sent to be registered have been entered into the system;

●   Review preventing orders in the CBILL system and analyze the progress/status of past recorded measures;

●   Assess judgments by the Management at the time of defining which units should effectively be cut (cut suggestions);

●   Due to deficiencies identified in the IT environment assessment (GITC), it is impossible to trust the automated controls related to the GSUP system.

Recommendation

Auditors recommended the management to review the energy billing mapped process to ensure that all risks have been identified and ensure that all controls are appropriately performed.

Possible effects

Incorrect, improper, and without approval by the competent division billing, may cause improper transactions and inappropriate presentation of financial statements.

Management Comments

Eletrobras’ management is aiming to accelerate the action plan with the Celg-D’s management to ensure that energy billing related controls are deployed in 2016. It is important to note that Celg D is available for sale by its shareholders (Eletrobras 51% and CELG Participação – CELGPAR – 49%).

(xxiii) Company: Celg-D

Lack of control related to the timely execution of backups and lack of contingency plan for servers operating at Celg-D.

Recommendation

Auditors recommended the management to revise controls related to information technology for the proper performance of the processes mentioned above and to ensure that related risks are mitigated.

Possible effects

Deficiencies related to the information technology environment are not monitored, with impacts on processes and controls of Celg-D.

Management Comments

Eletrobras’ management is aiming to accelerate the action plan with the Management of Celg-D in order to ensure that the controls related to the information technology process – Creation of backups and contingencies to be deployed in 2016. It is important to notice that Celg D is available for sale by its shareholders (Eletrobras 51% and CELG Participação – CELGPAR – 49%).

(xxiv) Company: Eletrosul

The auditors have not identified controls and formal procedures to analyze access conflicts, for instance, a formally established matrix listing conflicts to be assessed at the time of granting of access.

Recommendation

Auditors recommended the management to review controls related to information technology to have proper control and to ensure that related risks are mitigated.

Possible effects

Deficiencies related to the information technology environment are not monitored, with impacts on Eletrobras’ controls.

Management Comments

Eletrosul’s management is deploying the ERP SAP ECC, which aims to improve and integrate company business processes, offering greater safety and automation. Eletrosul will adopt compensation controls, while the SAP system is under deployment. Compensation controls will be carried out during 2016 and the Eletrobras’ management will monitor the action plan proposed.

(xxv) Company: Eletrosul

While inspecting the log of routines of the GEM system for the last 10 days for the period selected for tests (between December 11 and 21, 2015), auditors identified that there were mistakes in the execution of transaction “CNT06XS”.

Recommendation

Auditors recommended the management to review controls related to information technology to have proper control and to ensure that related risks are mitigated.

Possible effects

Deficiencies related to the information technology environment are not monitored, with impacts on Eletrosul’s processes.

Management Comments

Eletrosul’s management is deploying the ERP SAP ECC, which aims to improve and integrate company business processes, offering greater safety and automation. Eletrosul will adopt compensation controls, while the SAP system is under deployment. Compensation controls will be carried out during 2016 and the Eletrobras’ management will accompany and monitor the action plan proposed.

(xxvi) Company: Celg-D

While executing procedures, auditors have identified the following deficiencies related to logic access control:

●   Lack of access profile separation matrix;

●   Lack of terms of access granting to the GCONT system;

●   Dismissed employees with access to the CBILL system;

●   Lack of formal revision process to access GSUP and GCONT systems;

●   Generic accounts and users with proper formalization.

Recommendation

Auditors recommended the management to review controls related to information technology to have proper control and to ensure that related risks are mitigated.

Possible effects

Deficiencies related to the information technology environment are not monitored, with impacts on Celg-D controls.

Management Comments

Eletrobras’ management is aiming to accelerate the action plan with the Management of Celg-D in order to have controls related to the Information Technology process – logic access control deployed in 2016. It is important to note that Celg D is available for sale by its shareholders (Eletrobras 51% and CELG Participação – CELGPAR – 49%).

(xxvii) Company: Eletronorte/Eletrobras

While running the procedures, the auditors have not found evidence of a revision of the Eletrobras’ benefits manager in the database of the actuarial report of the subsidiary Eletronorte made available at the sharepoint tool. In addition, there were no evidences to some controls formalized in the risk matrix designed by Eletrobras for this process.

Recommendation

Auditors recommended the management to ensure that deployed controls were run timely, mitigating process-related risks.

Possible effects

Errors in the database of the actuarial reports may cause incorrect records and distortions in the financial statements.

Management Comments:

Eletrobras and Eletronorte’s management jointly prepared an action plan to mitigate the deficiency. This action plan was organized in three (3) steps:

1.  Analyze required conditions and premises to remediate the deficiency related to post-employment benefits plans.

2.  Structure procedures internally or by means of a consulting firm, to ensure monitoring, integrity and accuracy, as well as accompaniment of post-retirement benefit plans (pension funds) sponsored by Eletrobras.

3.  Deploy and formalize activities to be carried out with the structuring mentioned on item above, for timely monitoring of post-employment benefit plans.

Therefore, we understand the deficiency will be remedied by the end of 2016.

2.  Theme “Financial Statements”

Eletrobras did not maintain adequate monitoring controls in regards to the development of financial statements and related disclosures, including, but not limited to:

●	Lack of balance reconciliation among related parties;

●	Lack of standardization in the development of financial statements;

●	Monitoring of the financial situation and accounting consequences relative to transactions conducted with suppliers (relative to the controlled Furnas), and,

●	Analysis, reconciliation and monitoring of fuel amounts consumed (relative to the controlled Amazonas Energia).

Recommendation

The auditors recommend management to improve the existing control review process related to financial reports to make sure that there are compensatory controls or controls related to the risks identified. They suggest also the promotion of awareness among the professionals in regards to the internal controls and to the new requirements to formalize the relevant controls, in addition to the due formalizations, in a timely manner.

Possible effects

The significant gaps in the operation of the ‘Eletrobras’ internal controls could have an impact on the financial statements, in addition to failure to meet the regulatory agencies’ requirements.

Management Comments

To remediate material weaknesses in internal controls that secure the adequate review/monitoring of the financial statements developed and related disclosures, and in the gaps related to the monitoring of the financial and accounting consequences related to transactions conducted with suppliers at Furnas and in the analysis, reconciliation and monitoring of consumed fuel amounts at Amazonas Distribuição, management is seeking the technical equipment required by the accounting, financial planning, operations and procurement departments of Eletrobras’ companies to reduce the number of accounting adjustments identified by the independent auditor.

Set of control deficiencies that had impact on the Financial Statements – Details on observed situations

(i) Company: Furnas

Auditors found that the subsidiary Furnas does not have mapped control regarding the identification and assessment of derivatives embedded into contracts.

Recommendation

The lack of the control mentioned above may cause impacts to Furnas which have been left unidentified until then, and may cause inconsistencies in the accounting records and presentation of the financial statements.

Possible effects

The lack of the control mentioned above may cause obligations to the subsidiary Furnas which have been left non-identified until then, and may cause inconsistencies in the accounting records and presentation of the financial statements.

Management Comments

Furnas’ management has prepared an action plan to mitigate the deficiency in the identification control and assessment of derivatives embedded into contracts. This establishes the need to:

1. Disclose a general inform, in order to notify managers about the need to send energy sale/purchase contracts, loan/financing agreements, asset acquisition/sale contracts, operation and maintenance (O&M) and leasing agreements to the financial division qualified to run technical analyses, as well as other contracts which amounts are equivalent or exceed the amount related to the materiality set forth by Furnas’ management.

2. Deploy control to assess the contracts mentioned above, according to assumptions formalized to identify embedded derivatives.

3. Design and validate the procedure deployed by mapping the business process with embedded derivatives, foreign exchange variations and interest rates.

4. Standardize the contractual valuation procedure aiming to identify the existence of embedded derivatives.

5. Assessed all contracts in force at Furnas, according to assumptions and specifications mentioned above.

6. Deploy reporting control of contracts with embedded derivatives identified to the Eletrobras’ accounting management.

The action plan should be operating in the second semester of 2016.

(ii) Company: Eletrobras

Lack of control to formalize the conciliation of balances recorded in current assets, as opposing to the current liabilities, corresponding to availabilities of resources maintained in limited cash and shares that are not paid by the concessionaires. Auditors, while performing audit procedures, have identified differences in the approximate amount of R$ 202 million.

Recommendation

Auditors recommended Eletrobras’ management to assess the deployment of controls related to the conciliation of CCC balances.

Possible effects

Overvalued/undervalued assets and liabilities, which may cause distortions in the financial statements.

Management Comments

Eletrobras’ management will improve the existing controls to the process of conciliation of CCC balances.

(iii) Company: Celg–D

Lack of formal controls related to accompaniment and review of possible impacts on financial statements for changes in the legislation, pronouncements, interpretations, and technical guidance and normative instructions. In addition, the auditors have not identified formal process to identify and analyze impacts from subsequent events.

Recommendation

Auditors recommended the management to assess the deployment of control to ensure revisioning and validating impacts of pronouncements, interpretations, and technical guidance issued by the CPC and identification of subsequent events.

Possible effects

The lack of controls mentioned may cause errors in the financial statements.

Management Comments

Eletrobras’ management is aiming to accelerate the action plan with the Celg-D’s management, in order to have the controls related to reconciliation and accounting records deployed in 2016. It is important to note that Celg-D is available for sale by its shareholders (Eletrobras 51% and CELG Participação – CELGPAR – 49%).

(iv) Company: Amazonas Distribuição

The auditors have not identified mapped controls in the control matrix related to revision and approval of the measurement of the provision for doubtful debts of Amazonas. In addition, there have been no identification of controls related to the updating of processed and registered estimates.

Recommendation

The auditors recommended Amazonas Distribuição’s management to assess the mapping and deployment of preventive controls, with appropriate approval levels, aiming to prevent and mitigate risks related to the measurement and recognition (or non-recognition) of provision for doubtful debts.

Possible effects

The lack of the controls mentioned above may cause improper impacts in the presentation of financial statements.

Management Comments

Eletrobras’ management will accompany and monitor the action plans established by Amazonas Distribuição, requesting periodical reports on the evolvement of the remediation given to related deficiencies.

(v) Company: Eletrosul

Lack of control to mitigate the risk of mistakes in the measurement of the estimate of the financial asset (incorrect assumptions used to calculate the fair value of the asset and/or errors in the calculation of cash flow/values) and lack of control on changes in accounting rules.

Recommendation

The auditors recommended Eletrosul’s management to assess the mapping and deployment of preventive controls, with appropriate approval levels, aiming to prevent and mitigate risks related to the measurement and recognition of estimates used in the financial statements.

Possible effects

Error in estimated value of financial asset (incorrect assumptions used to calculate the fair value of the asset and/or errors in the calculation of cash flow/values) and lack of control on changes in accounting rules and/or sector legislation/ANEEL procedures that could affect the record/realization of these assets.

Management Comments

Eletrosul’s management has introduced in the matrix of internal controls, risks and controls related to the estimate of the financial asset, aiming to mitigate the risk of error in the measurement of its estimate (incorrect assumptions used to calculate the fair value of the asset and/or errors in the calculation of cash flow/values) and lack of control on changes in accounting rules. Eletrobras’ management will accompany and monitor the action plan proposed.

(vi) Company: Amazonas Distribuição

The auditors have not identified controls related to lease agreements to mitigate the risks below:

●   Improper calculation of fixed asset amortization;

●   Incorrect interest calculation;

●   Amortization of balance payable is not done or is done incorrectly;

●   Revision of lease spreadsheets by independent professional.

Recommendation

The auditors recommended to consider the deployment of controls related to leasing agreements to mitigate the risks above.

Possible effects

Significant deficiencies with impacts on the appropriate payment of obligations and proper calculation of the financial statements.

Management Comments

Eletrobras’ management will accompany and monitor the action plans established by Amazonas Distribuição, requesting periodical reports on the evolvement of the treatment given to related deficiencies.

(vii) Company: Eletronorte

The auditors have identified a difference found in the recalculation with discount rate. The assessment by the external audit experts has presented a divergence in the recalculation with discount rate determined according to the effective tax rate added with the test value by the audit, in the amount of R$ 9.9 million.

Recommendation

The auditors recommended deployment of control to ensure the use of accurate assumptions to calculate the discount rate.

Possible effects

Use of improper assumptions while measuring impairment causing significant inconsistencies in the presentation of the financial statements.

Management Comments

Eletrobras’ management, together with Eletronorte’s management, will deploy controls to ensure the use of proper assumptions in the calculation of the discount rate. Eletronorte will validate the discount rate assumptions with the Eletrobras’ Financial Executive Office.

(viii) Company: Amazonas Distribuição

The auditors have not identified control formalized by Amazonas Distribuição regarding the process of accompaniment and timely revision of the establishment of the ongoing fixed. No evidence of measurement has been identified.

Recommendation

Auditors recommended the management to formalize the control which allows Amazonas Distribuição to have timely measurements between items classified as ongoing fixed and items that are effectively in operation.

Possible effects

The lack of said control may cause impacts to the accounting of accounting balances, for instance, depreciation, and also cause to present incorrect balances in the financial statements.

Management Comments

Eletrobras’ management will accompany and monitor the action plans established by Amazonas Distribuição, requesting periodical reports on the evolvement of the treatment given to related deficiencies.

(ix) Company: Amazonas Distribuição

The auditors have found that Amazonas Distribuição has no base contemplating all the assets that were sold, additional to asset control inspection reports. The last revision evidence presented refers to 2013.

Recommendation

Auditors recommended the management to assess the deployment of a control or adjustment of an existing control to ensure that presented bases are accurate related to assets in operation and allows updating assets that must be sold.

Possible effects

The lack of this control may cause recording assets that have been sold and that should no longer be recorded in the accounting, which may cause relevant impact in the presentation of the financial statements of Amazonas Distribuição.

Management Comments

Eletrobras’ management will monitor the action plans established by Amazonas Distribuição, requesting periodical reports on the evolvement of the treatment given to related deficiencies.

(x) Company: Amazonas Distribuição

While performing the asset control environment procedures at Amazonas Distribuição, the auditors have identified the following inconsistencies:

●   Amazonas Distribuição does not have definition of the frequency for inventory of movable fixed assets (control the date of the inventory), signature by responsible parties and/or other members of the inventory in the counting forms, and, finally, evidence of divergences identified and proposed and/or effective adjustments;

●   The inventory control of movable assets is mapped by the management annually. However, it is performed only in time of tariff revision, thus disrespecting, the periodicity established before;

●   Lack of checking of balances recorded in the SGA System with values presented in the balance sheet extracted from the ORACLE system – module GL, after the automatic interface between systems;

●   Lack of control related to the approval and revision of the Accounting Department in the process to end Immobilization Orders (ODI) and Service Orders (ODS);

●   Lack of evidence of the periodical review of accesses to the SBP system and its functionalities. In addition, auditors found dismissed employees with access to this system.

Recommendation

Auditors recommended the management to run the control related to inventory as frequently as initially proposed. Evidences of execution and results found with the inventory must be formalized. In addition, they have recommended the management to evaluate the deployment of the control related to the analysis of the immobilization and service orders, step essential in the process to identify fixed assets recorded in the financial statements.

Possible effects

The lack of these controls may cause incorrect accounting of assets, outdated controls of entry and exit, and lack of record of adjustments that may be identified. All these items may cause presentation of incorrect balance in the financial statements of Amazonas Distribuição.

Management Comments

Eletrobras’ management will monitor the action plans established by Amazonas Distribuição, requesting periodical reports on the evolvement of the treatment given to related deficiencies.

(xi) Company: Furnas

The auditors have identified that the control of commercial conclusion of Immobilization Orders (“ODI”), which contemplates the predetermined number of months when the ODI was technically concluded (considering the type of project – 12 to Plant, 6 to Substations, and 3 to Transmission Lines and other projects), may have the status changed to “ENCE” (Commercial Conclusion)” unduly, with no approval or supporting documents.

Recommendation

Auditors recommended the management to run the related control according to conditions initially proposed. Changes to the ODIs status must occur by means of prior analysis under the appropriate diligences by the subsidiary Furnas.

Possible effects

The lack of this control may cause incorrect accounting of assets, outdated controls of entry and exit, and lack of record of adjustments that may be identified.

Management Comments

Furnas’ management is working on the exceptions found by the independent auditor and will reinforce with responsible areas that changes to the ODIs status should occur upon prior analysis and approval by the competent diligence at the company. Eletrobras’ management will monitor the action plan proposed.

(xii) Company: Eletronorte

The auditors have identified inconsistencies in the control of physical inventory of fixed assets of 33 regional units analyzed, including:

●   16 units did not make available the internal communication (CI) and the signed General Liability Term, documents that are relevant in the control design; and

●   1 unit did not make available the executed General Liability Term.

Recommendation

Auditors recommended the management to monitor control procedures more timely and, also, to certify that the required documented level is provided with the risk assessment established by it.

Possible effects

Incorrect and improper records of assets of Eletronorte and eventual improper presentation of financial statements.

Management Comments

Eletronorte’s management has been reviewing the procedures for physical inventory of fixed assets, a formal notice to the Executive Board will be sent to the parties responsible for the physical inventory, alerting about risks related to incorrect and improper record of assets of Eletronorte and eventual inaccuracy of the presentation of the financial statements. New controls will be proposed to mitigate possible failures in this process. Eletrobras’ management will accompany and monitor the action plan proposed.

(xiii) Company: Amazonas Distribuição

The auditors have found several lacks of controls in the process to determine the taxes and listed the main ones:

●   Lack of conciliation of calculations with tax books;

●   Lack of revision of calculations;

●   Lack of revision of accounting records prepared based on tax calculations; and

●   Risk of questioning by tax authorities due to tax credits recognized without impairment test and without proper legal grounds.

Recommendation

Auditors recommended the management to evaluate the preventive control procedures, with proper approval levels, aiming to prevent material mistakes in the calculation of IRPJ, CSLL, PIS PASEP and COFINS and mitigate risks of differences between calculations and amounts recorded in the financial statements.

Possible effects

Incorrect, improper payment and/or collection of taxes (IRPJ, CSLL, PIS PASEP and COFINS), or without approval by the competent authority, which may impact improper transactions, fiscal penalties and improper presentation of financial statements.

Management Comments

Eletrobras’ management will monitor the action plans established by Amazonas Distribuição, requesting periodical reports on the evolvement of the treatment given to related deficiencies.

(xiv) Company: Eletrobras

The auditors have found that Eletrobras has recognized deferred assets for income tax and social contribution in the amount of R$ 706 million. However, upon analysis of the impairment projections presented, they found the existence of certain inconsistencies in the premises used, which are not initially adherent to the requirements in CPC 32, having been adjusted subsequently. The auditors noted long term projections of foreign exchange variations and monetary adjustments and the lack of history of profitability at Eletrobras.

Recommendation

Auditors recommended the management to evaluate the deployment of controls that consider a thorough analysis of assumptions used, adherent to requirements set forth in CPC 32.

Possible effects

Significant impact on the recognition of deferred taxes and presentation of the financial statements.

Management Comments

Eletrobras’ management will request to the accounting department that eventual deferred tax recognition should be analyzed being adherent to requirements in CPC 32 and justified by means of a technical note prepared by the area and submitted for appreciation by the independent auditor.

(xv) Company: Eletrobras

The auditors have identified adjustment in the approximate amount of R$ 181 million arising out of the need of taxation of PIS and COFINS on the liquidation of financial income from foreign exchange variations for certain operations. The adjustment, caused by changes in tax legislation, in July of 2015, was not initially reflected correctly by the accounting of Eletrobras, and was subsequently adjusted.

Recommendation

Auditors recommended the management to evaluate the deployment of the control that ensures the timely reporting of tax changes to the accounting sector, mitigating possible impact in the financial statements.

Possible effects

Significant impact on the recognition of taxes and in the presentation of financial statements.

Management Comments

Eletrobras’ management will request the accounting department that eventual recognition of PIS and COFINS on the liquidation of financial income should be justified by means of technical note prepared by the area and submitted for appreciation by the independent auditor.

3.	Theme “Management of Specific Purpose Entities (SPEs) and transactions conducted with related parties”.

Eletrobras did not maintain adequate monitoring controls in regards to Specific Purpose Entities established prior to December 31, 2015, as well as in transactions that involved associated parties:

Recommendation

The auditors recommend management to use its best effort into the process of reviewing and implementing controls associated with transactions conducted with SPEs, and that they make sure that the processes of filling out and reviewing SPEs’’ checklists is conducted adequately and in a timely manner.

Possible effects

Failure to follow up on SPEs’’ information may result in inadequate or ineffective monitoring, and it may have relevant impact on ‘Eletrobras’ financial statements given that the SPEs make up a significant part of ‘Eletrobras’ investment processes.

Management Comments

In regards to material weaknesses related to controls that secure the adequate monitoring of specific purpose entities and of transactions involving related parties, there are ongoing projects to remediate the gaps, to strengthen the structure and operation of integrated management processes of investment in the SPEs in Eletrobras’’ companies, by defining a model of integrated management that encompasses every aspect from the creation and development of expansion strategies to the integrated monitoring of the SPEs technical and financial performance (taking into consideration the construction and operation of the assets).

The actions have been planned to improve the monitoring investments in SPEs.

In regards to the transactions conducted with related parties, the action plan aims at making sure that such transactions, as well as unusual transactions, are conducted by the companies in compliance with Eletrobras’ policies, rules and procedures and with current legislation (PCAOB AS 18 and CVM 552), and they shall be duly classified and reported in Eletrobras’.

Set of control deficiencies that had an impact on the Management of Specific Purpose Entities (SPEs) and transactions with related parties – Details on observed situations

(i) Company: Eletrobras

The auditors have found the need to establish an additional provision for impairment, in the approximate amount of R$ 489 million, for investments maintained by Eletrobras and/or its subsidiaries in certain SPEs. The adjustment was due to a series of analysis and revisions of certain premises used in the cash flow presented by the SPEs compared to those used or considered to be more appropriate by Eletrobras.

Recommendation

Auditors recommended Eletrobras to deploy controls to monitor these assets, aiming to identify or revert possible investments maintained in its SPEs.

Possible effects

Failure to identify impairment in investments, if any, may have impact on distortions to the Eletrobras’ financial statements.

Management Comments

Eletrobras’ management will prepare an action plan aiming to mitigate the deficiency of lack of identification of impairment in investments held by other Eletrobras’ companies that hold interest in SPEs (Chesf, Furnas, Eletronorte and Eletrosul). The management notes the actions that are being considered to compose the remediation of the deficiency:

1. Establishment of procedures and guidelines to monitor the invested companies, in allowing detection of eventual indications of asset depreciation.

2. Determining criteria to help and define the types of events to be considered as indication of asset depreciation.

3. Designation of premises to be followed by invested companies, when there is a need to run impairment tests.

4. Deployment and formalization of the control activity related to the monitoring of the invested companies, regarding monitoring and detection of possible indications of asset depreciation demanding performance of impairment tests.

4.   Theme “Compliance and Anticorruption Act”

Situation Observed

Eletrobras has not maintained effective controls on the compliance program, relative to the requirements of the American (FCPA – Foreign Corrupt Practices Act) and Brazilian (Law No. 12.846/13 – Anticorruption Act) legislations.

Auditors’ Recommendation

The auditors recommend the management to assess the deployment of controls mapped in the risks and controls ELC-06 (control matrix developed by Eletrobras to meet the compliance and anticorruption act requirements) matrices and to make sure that there is deployment and follow up of the activities described in its compliance manual.

Possible effects assessed by the auditors

Prevention of eventual illegal and/or unethical transactions may be ineffective and may have an impact on the financial statements.

Management Comments

Regarding material weaknesses associated with compliance program controls, based on the requirements set forth by the American (FCPA - Foreign Corrupt Practices Act) and Brazilian (Law No. 12.846/13 – Anticorruption Act) legislations, management is improving and strengthening the compliance program set up by Eletrobras’ companies at the end of the year of 2014. Actions have already been implemented in the 2015 fiscal year and in the beginning of the 2016 fiscal year towards the disclosure and maturity of ‘Eletrobras’ compliance/integrity plan. On December 1, 2015, Eletrobras holding’s compliance department was created by means of the establishment of a compliance, risk management, and internal controls superintendence, in addition to a specific compliance department. Eletrobras Administrative Board authorized, on February 24, 2016, the creation of a new Governance, Risk Management, and Compliance Board, whose purpose is to make sure that compliance with the processes and internal controls is met and that there is compliance with internal, Brazilian and foreign regulations applicable to Eletrobras, in particular with the American FCPA, the Brazilian Anticorruption Act (Law No. 12.846/13), and the Code of Ethics of Eletrobras’ companies, mitigating risks involved and coordinating corresponding activities in controlled companies.

Set of control deficiencies that had an impact on the Compliance and Antitrust Law – Details on observed situations

(i) Company: Eletronorte e Eletrobras

While performing the procedures, the auditors have identified the following situations:

●   In 9 claims analyzed at Eletronorte, the response time exceeded the 30 day-term provided for in the companies’ normative instruction;

●   The auditors have not identified evidences of revisions of some board members of the report of investigation of claims and manifestations received by ombudsman channels, as determined in the internal regulation;

●   The auditors found that out of 635 manifestations received in 2015 at Eletrobras, 16 were responded out of the maximum 60-day term, under the terms in item 5.10.1 of rule EAE-03; and

●   There is no validation of the integrity of the database used by claim channels of both companies.

Recommendation

The auditors recommended the processes and controls related to claim channels to be reevaluated with the help of experts.

Possible effects

The lack of control may cause claims of activities that are not monitored by Eletrobras causing control to be ineffective.

Management Comments

Eletrobras’ management, together with Eletronorte’s management is attempting actions to mitigate the deficiency found in internal control tests. In 2016, improvements to the ombudsman process and claim channel are expected, establishing timely alerts to the senior management to make decisions.

Investigations on the claims are accompanied by the Fiscal CouncilEletrobras’ Fiscal Council acting as Audit Committee. The claims will now also be monitored by the Executive Board of the companies, more frequently.

Eletrobras is under deployment of a single ombudsman corporate system, to be managed by Eletrobras and shared by all the companies of the group.

(ii) Company: Amazonas and Eletrobras

At Amazonas, the auditors have identified that none of the 45 selected collaborators have presented the statement of receipt of the guide of collaborator. In addition, only 11 out of 23 members of the Board of Directors and Officers have presented the liability term indicating receipt of the Amazona’s codes of ethics and conduct.

At Eletrobras, 10 members of the Board of Directors and Officers did not present the above mentioned liability term.

Recommendation

Auditors recommended the management to make their professionals aware of the importance of knowing, understanding, and complying with Eletrobras’ code of ethics, and should monitor the formalization of professional’s recognition of the code of ethics.

Possible effects

Ineffective monitoring of compliance with the code of ethics and inappropriate “tom at the top”.

Management Comments

The process of provision of copies of the code of ethics is regular; the terms that have not been provided are the ones of officers who are no longer part of the companies. For new officers and collaborators, they will receive it at the time of vesting or admission. The human resources areas will monitor these provisions.

(iii) Company: Celg-D

The auditors have found that the control related to the performance of the periodical analysis to identify, assess, and treat risks related to fraudulent and corruption acts have not been deployed in 2015.

Recommendation

The auditors have recommended the control, which is mapped, to be deployed and accompanied timely, mitigating the risk of fraud and corruption.

Possible effects

Transactions that are held improperly and without periodical analysis by the management with impact on the failure to inhibitions of fraud and corruption.

Management Comments

Eletrobras’ management is attempting to accelerate the action plan with the Celg-D’s management, aiming to have controls related to the execution of periodical analysis to identify, evaluate and treat risks related to fraudulent and corruption acts should be deployed in 2016. It is important to notice that Celg D is available for sale by its shareholders (Eletrobras 51% and CELG Participação – CELGPAR – 49%).

(iv) Company: Eletronuclear

Eletronuclear has not maintained appropriate internal controls that avoided non-compliance with controls by the senior management (management override of controls).

Recommendation

The auditors have recommended the evaluation and deployment of controls to avoid that the senior management could fail to comply with internal controls.

Possible effects

Ineffective prevention of possible illegal and/or unethical transactions and possible consequences that may have an impact on the Financial Statements.

Management Comments

In order to remediate material weaknesses related to adequate internal controls to prevent management override of controls, Management has emphasized that the creation of the new Governance, Risk Management, and Compliance Board, aligned with the consolidation of Eletrobras’ companies’ compliance programs are intended to strengthen the internal control environment, improve corporate governance and reinforce Eletrobras’ commitment with an ethical corporate culture.

5.4.  Inform, in relation to last year, if there was any significant change in the main risks to which Eletrobras is exposed or in the risk management policy adopted, also commenting on any reduction or increase expectations regarding issuer’s exposure to such risks:

Eletrobras constantly monitors the risks inherent to its business, including changes in the macroeconomic and industry scenario that may negatively influence its activities. Through a structured approach and better understanding of the interrelationships between the various risks, the purpose of the integrated risk management implemented by the company is to align strategy, processes, people and technology, in order to preserve and add value to Eletrobras and its shareholders.

Below, Eletrobras shows its comments on reduction or increase expectations regarding certain risk factors listed in this Reference Form:

Risks pointed out in Section 4.1 of this Form

“As a state-controlled company involved in many large infrastructure projects in Brazil, Eletrobras and/or its employees may be accused, in the media or otherwise, of accepting illegal payments.

“Eletrobras has experienced events inconsistent with its ethical and compliance standards. Any failure to detect, in a timely manner, or correct such events, or similar events that may occur in the future, may have a materially adverse effect on its results of operation and financial condition.”

  “7. Due to the length of time required to fully implement its compliance program, Eletrobras may be subject to sanctions and penalties related to the enforcement of the FCPA and the Brazilian Anti-Corruption Law.

Expectations of Eletrobras:

Eletrobras’ measures to deal with fraud and corruption that are strongly based in the implementation of its Compliance Program applicable to all Eletrobras’ companies, counting on continuous efforts of its Executive Board and its Board of Directors.

In accordance with the policies of Eletrobras’ companies, all employees, business representatives and partners must fully comply with all laws and anti-corruption regulations to which they are subject, whether locally or abroad. In order to enforce this commitment, the Executive Board of Eletrobras approved in December 2014, the “Compliance Manual on Anti-Corruption Policy”. Guidelines and terms in this manual are under deployment.

To this end, in 2015, compliance structures were created in all Eletrobras’ companies, in addition to the definition of systematic actions for the Program and its manual to be widely available, such as: availability of hot lines, response to questions and suggestions on the subject and holding of extensive trainings.

It is noteworthy that relevant events are ongoing for the full implementation of the said manual, such as the mapping of corruption risks in the companies, the conduction of risk due diligence in their partners and suppliers, as well as the monitoring of their compliance activities that have not been fully implemented.

Moreover, there currently are references to the possible involvement of some of the SPEs and projects of Eletrobras’ companies with the contractors investigated in Operation Car Wash, considering the corruption scheme object of that operation. These references led to the beginning of an independent investigation on those projects.

The independent investigation requested by the Board of Directors of Eletrobras in June 2015 is being undertaken by the international law firm Hogan Lovells, specialized in corporate investigation, and its purpose is to evaluate the possible existence of irregularities which violate the 1977 Foreign Corrupt Practices Act, the Law 12846/13 (Brazilian Anticorruption Law) and the Code of Ethics of Eletrobras’ companies in certain projects in which their companies participate through SPEs.

To oversee the investigation work, an Independent Investigation Management Commission was established, composed by notorious experts and a representative of the minority shareholders of Eletrobras.

It should be noted that as the investigations have not been concluded yet, it was not possible to identify and reflect on the financial statements for 2015 any possible related impacts if any. It is noteworthy however that, conservatively, Eletrobras is developing a methodology to evaluate possible adjustments to the value of its assets, if investigations show any offense leading to an overvaluation of some assets.

It is also important to note, with regard to the management of operational issues related not only with compliance but also with risk management and internal controls, the Office of Compliance and Risk Management was created at the holding company in December 2015. Later on, in February 2016, the Board of Directors of Eletrobras decided to create a Governance, Risk and Compliance Board, which is being structured, reinforcing Eletrobras’ commitment to fraud and corruption issues.

The operational and financial results of the SPEs and consortia in which Eletrobras invested may adversely affects its strategies, results of operations and financial condition.

Expectations of Eletrobras:

Currently, the business structure through SPEs is the predominant alternative to the growth of Eletrobras. However, for the monitoring activities and reporting of financial, technical and corporate issues of these partnerships, both in the pre-operational and operational stages, no structured and uniform process had been formally defined between the group companies for the monitoring and management of these partnerships, especially with regard to the consolidated management of that information by the holding company.

This situation began to be addressed with the development of “SPE Manual for Eletrobras’ Companies”, approved in April 2015 by the Board of Directors of Eletrobras, which is in full implementation. Based on the document guidelines, specific structures have been created for the processing and monitoring of the issue in the group companies (including the holding company) and the Investment Committee of the Eletrobras System – CISE was restructured. Its main duty is to perform the analysis of investment proposals by companies.

The development of the guidelines laid down in the Manual is being conducted by the Department of Shareholding Information Control and the General Business and Investment Consulting, both in the holding company, the latter being responsible for coordinating CISE. The following actions are currently underway:

●            Formalization of CISE as a venue for key decision making on new developments in the Eletrobras System;

●            Establishment of best corporate governance practices in the SPEs;

●            Definition of an integrated management model for SPEs;

●            Preparation of a policy for representatives;

●            Development and improvement of management tools for monitoring the performance of projects.

Eletrobras considers that the review of the current SPEs management process addresses significant issues with regard to the control of their investments (in the corporate, operational and financial aspects) as well as the transparency of its practices. The measures under implementation are also aligned to the precepts of Eletrobras’ compliance program with respect to the definition and presentation of clear rules for selection (due diligence) of business partners, suppliers and service providers.

“The amount of any indemnification payments to be received following renewal of Eletrobras’ concessions, which were due to expire between 2015 and 2017, may not be sufficient to cover its investments in these concessions. Also, it is not possible to estimate when or under which terms the indemnification payments related to generation concessions are to be made.”

In 2014 Eletrobras’ companies claimed indemnities related to (1) their basic network transmission assets of the existing system (RBSE), which began operating before 5/31/2000, according to Law 12,783/13 and ANEEL Resolution 586/2013; and (2) the investments made to modernize their generation assets, in accordance with Law 12,783/13 and ANEEL Resolution 596/2013. Together, Eletronorte, Eletrosul, Chesf and Furnas claimed the total of R$ 26.5 billion, of which, after evaluation by ANEEL, R$ 1 billion to Eletrosul and R$ 9 billion to Furnas were already approved. The remaining claims are being analyzed by ANEEL.

The Ordinance no. 120, by the Ministry of Mines and Energy, from April 4, 2016 (“Ordinance MME 120”), regulated the conditions for the receipt of indemnities relating to transmission assets. Thus, these values will become part of the Regulatory Compensation Base of electricity transmission utilities and the cost of capital will be added to the respective Annual Allowed Income (RAPs). In addition, the cost of capital corresponding to the assets will consist of compensation and depreciation portions. It will be added to the taxes due and recognized as of the 2017 tariff revision process, being adjusted and revised according to the rules of the concession agreements. The cost of capital not built from the extension of the concessions until the tariff process shall be updated and paid based on the real and actual cost of capital of the transmission segment, defined by ANEEL in the methodologies of the Periodic Tariff Revue of the Revenues of Concessionaires. From then on, the cost of capital will be paid by the weighted average cost of capital defined by the ANEEL, and must be incorporated as of that process for a period of eight years.

As the Ordinance MME 120 only defines the rules for payment of transmission values, there are still uncertainties about how to process the claims concerning the generation assets, including payments and deadlines.

Regarding the situation of assets of the distribution segment of Eletrobras’ companies, because there has been no renewal of such concessions, there are no expectations regarding possible claims for refund of investments made onto these assets.

In relation to the situation of the assets of the distribution segment of Eletrobras’ companies, since these concessions have not been renewed yet, there is no expectation of any possible reimbursement of investments made in these assets.

“Eletrobras is subject to rules limiting the debt by public sector companies and may not be able to obtain sufficient resources to implement its proposed investment program.”

Eletrobras’ expectations:

Based on the provisions of Law 12.783/13, the companies became responsible for the operation and maintenance of generation assets under their concession, which led to a substantial reduction of their revenues. In order to compensate for this loss, as permitted by law, and in order to obtain compensation for the investments made in these assets, the companies asked ANEEL for the reimbursement of these amounts.

Although some of the companies have managed favorable opinions on the claimed values, such compensations will not be immediately paid (at least for the transmission assets). This way, for their expansion, companies shall largely depend on the results of their participations in SPEs, combined with a significant reduction in operating costs.

These measures require time and resources for their implementation. This situation is aggravated by the recent downgrades of Brazil’s rating, and consequently of Eletrobras’ rating, reducing the company’s fundraising capacity in financial markets.

In an attempt to reduce exposure to the risk of cash flow by companies that have difficulties to generate their own resources such as Eletrosul, CGTEE and Eletronuclear, several measures were defined in the Master Business and Management Plan - PDNG for their short-term financial restructuring, including the sale of their own or shared non-strategic assets, and the reduction of PMSO.

“Eletrobras may incur losses and spend much time in defending itself in court and at the administrative level.”

“Eletrobras is a party to many lawsuits related to compulsory loans taken between 1962 to 1993.”

Eletrobras’ expectations:

Eletrobras and its subsidiaries are involved in several lawsuits, mainly labor and civil, which are at various processing stages.

The company’s management classifies the lawsuits filed against it according to the risk of loss and to the occurrence of a current obligation due to past events, based on the opinion of its legal counsel. To cover for possible losses, provisions are created for contingencies deemed, by the management of the company and its subsidiaries, often supported by legal counsel opinions, as sufficient to cover possible losses related to lawsuits.

Particularly in lawsuits related to compulsory loan credits, Eletrobras revised its calculation methodology and the risk classification of those processes. Due to the recent decision of the Superior Court of Justice, adjustments were made in the corresponding amounts provided in order to make the provisions more reliable and in line with the status of the claims. Eletrobras has become more conservative in provisioning for amounts involved in these processes so as to better reflect its actual risk exposure. Thus, despite the high impact on the financial statements at first, expectations are that, with these adjustments, its future exposure decreases, since the amounts involved will be more appropriately accounted for, thus, reducing the volatility of such book records.

Besides, it is noteworthy that, regarding the correction of inconsistencies in records related to court deposits and identification of potential nonconformities in the litigation database, both identified as material weaknesses in the 2014/2015 SOX tests, projects have been defined mainly to review and readjust the procedures related to litigation management. These measures will be implemented throughout 2016 in all companies relevant for the SOX Certification and will contribute to reducing the company’s exposure to training and litigation management risks.

“Eletrobras is affected by hydrological conditions.”

Expectations of Eletrobras:

As hydroelectric power generators, Eletrobras’ companies are subject to the uncertainties related to the hydrological situation of the country. Due to the recent related developments and to the significant reduction of the adjustment factor (GSF) of the Energy Reallocation Mechanism, and in order to try to mitigate or at least transfer a portion of this risk, in 2015, Eletrobras instructed its companies to file injunction requests to try to protect them both from the payment of amounts deemed undue, and from the apportionments in MRW due to the exclusion of third-parties already protected by similar injunctions. This occurred after the significant increase in defaults among the generating agents in the market and the consequences of their individual actions in the payment of energy from certain subsidiaries.

With Law 13203/15, as regulated by ANEEL Resolution 684/2015, companies could reclassify the hydrological risk to more appropriate levels according to the profile of their assets and sales agreements in the Regulated Environment - ACR. None of Eletrobras’ companies, however, renegotiated in the Free Environment - ACL, given the high value of the business, and instead relied on traditional hedge mechanisms already used by their marketing areas, in order to mitigate possible exposures. In particular, the subsidiary Chesf did not renegotiate in either of the two markets, because of the particularities of its energy sales agreements with electricity-intensive segments. As for SPEs, each company has taken a position according to the specificities of each of its plants in this business regime.

In relation to the specific aspect of exposure to hydrological risk, renegotiation shall reduce the negative effects on companies in periods of low water (as in 2014/2015), by transferring the risk to consumers, upon the payment of the premium corresponding to every protection range.

Regarding the performance of Eletrobras as a trading agent of the energy generated by the Itaipu plant, according to Decree 8401/15, the hydrological risks associated with the generation of the plant are now undertaken by the distribution companies, according to the energy volume allocated to each of them, and the projection of these results, for each calendar year, should be considered by ANEEL in the calculation of the tariffs for the plant.

Risks pointed out in Section 4.2 of this Form

In the last fiscal year, there has been no significant change in key market risks related to the Company.

Regarding the interest rate risk, most of the exposure to Libor was mitigated through derivative transactions in 2011 and 2012, and the residual exposure is being reduced over time. As for the other floating rates to which Eletrobras is exposed, Eletrobras performs, in line with its Financial Hedge Policy, ongoing assessments of the existing interest rate risks, in order to ascertain the need to carry out new hedging transactions to mitigate risks considered relevant. However, there is no expectation that there will be significant changes in Eletrobras’ exposure to interest rate risks.

In relation to the exchange rate risk, over the years, the structural solution has been preferred to mitigate currency exchange risks through foreign funding over 2009 to 2011, substantially reducing the currency exchange risk to which Eletrobras was exposed. So, for the company, the main risk focus has to be represented in its cash flow in foreign currency, regarding which Eletrobras makes permanent reviews with a view to ascertaining the need to conduct operations to mitigate exchange rate risks considered relevant. In the last fiscal year, we must highlight the maturity, in November 2015, of a USD 300 million Bond as the most relevant factor and there is no significant change expected in Eletrobras’ risk level for next year.

5.5 Other relevant information

All information that is relevant and applicable to this topic has been disclosed in items above.

6.1 / 6.2 / 6.4 – Eletrobras’s Incorporation, duration and registration date before the CVM

Eletrobra’s Incorporation Date	6/11/1962
Form of Incorporation	Mixed capital company
Country of Incorporation	Brazil
Duration	Indeterminate
Registration date before the CVM	1/28/1971

6.3 – Brief summary of Eletrobras’ history:

The incorporation of Brazilian Electric Power Company (Centrais Elétricas Brasileiras – Eletrobras) was proposed in 1954 by the President at that time, Getúlio Vargas, although the bill was only passed in 1961, after seven years in the Brazilian Congress, on April 25th 1961, Jânio Quadros, the president of Brazil at the time, promulgated Law no. 3.890-A that authorized the incorporation of Eletrobras by the Brazilian Government. However, the official incorporation of the company occurred on June 11, 1962, when João Goulart was the President. At first, formed as a mixed-capital company, Eletrobras aimed at fostering studies, construction projects and the operation of generating plants, transmission lines and substations for electric power distribution, in addition to the celebration of commercial acts related to such activities and, accordingly, it started to decisively contribute to the expansion of electric power offer and the development of Brazil.

Since its incorporation, Eletrobras assumed the features of a holding company – core of a set of concessionaires with great administrative autonomy – with the task of managing the resources from the Federal Electrification Fund [Fundo Federal de Eletrificação, quickly transforming Eletrobras in the main financial sector agency. At first, Eletrobras added as subsidiaries companies that already existed, Companhia Hidrelétrica do São Francisco (Chesf), Furnas Centrais Elétricas S.A. (Furnas), Companhia Hidrelétrica do Vale do Paraíba (Chevap) and Termelétrica de Charqueadas S.A. (Termochar), and in 1964, Eletrobras also added other ten (10) subsidiaries belonging to the American & Foreign Power Company (Amforp) operating in Brazil. Between 1968 and 1973, the subsidiaries Centrais Elétricas do Sul do Brasil S.A. (Eletrosul) and Centrais Elétricas do Norte do Brasil S.A. (Eletronorte) were established and, together with Administración Nacional de Electricidad, a Paraguay-owned company, Itaipu Binacional was incorporated.

Starting in 1967, several bills were passed aiming the growth of the electric sector in Brazil, and Eletrobras was named as the agent for the execution of the Brazilian Government’s electricity policy, and the National Department of Water and Electricity (Dnaee), created in 1965, was responsible for regulation and oversight.

Upon the enactment of Law no. 5,899, of July 5, 1973, Eletrobras was assigned the power to promote, through its regional companies, the construction and operation of high and extra-high voltage transmission systems, aiming at the inter-state integration of systems and the transportation of electricity from the Itaipu Hydroelectric Power Plant.

With the first oil crisis in 1974, the government of President Ernesto Geisel formulated a new policy to expand the energy sector in the country, which included the construction of hydroelectric dams, nuclear plants, and a research center dedicated to the sector’s technological development (Cepel), established during the 1980s.

During the 1990s, Eletrobras and its four regional companies - Chesf, Furnas, Eletronorte and Eletrosul - were included in the National Privatization Program (PND), and the company also started to operate, by legal and transitory order, in distribution of electric power through certain companies that at the time were directly or indirectly controlled by it.

Present throughout Brazil, Eletrobras’ companies had on December 31, 2015, installed capacity to produce 45,391 MW (44,156 MW and 42,987 MW as of December 31, 2014 and 2013, respectively), including half of the power of Itaipu which belongs to Brazil, and approximately 68 thousand kilometers of transmission lines (approximately 61 thousand km and 64 thousand km as of December 31, 2014 and 2013).

Eletrobras currently is a publicly-held, mixed-capital company, with its shares traded at BMF&BOVESPA, at the stock exchanges in Madrid (Spain) and New York (U.S.).

On December 31, 2015, Eletrobras, was the majority shareholder of seven (7) power generation and transmission companies, seven (7) electricity distribution companies, one (1) research center and 1 (one) holding company. All these companies together are called “Eletrobras’ Companies.”

Eletrobras also owns 50% of the shares of Itaipu Binacional, 140 direct partnerships for development, construction and operation of new projects through SPEs ““in Brazil, in mostly of which it holds up to 49% of the shares, and 3 more partnerships in SPEs abroad, as well as minority stakes in 25 power companies. Considering direct and indirect holdings in Brazil and abroad, the Eletrobras’ companies have a stake in 178 SPEs.

6.5  – Petitions for Bankruptcy, based on material amounts or petitions for judicial or extrajudicial recovery of Eletrobras, and the current status of such requests:

There was no petition for bankruptcy based on material amounts or petition for Eletrobras’ judicial or extrajudicial recovery.

6.6  – Other material information:

All material information relating to this topic was disclosed in the aforementioned items.

7.1 Description – Activities of Eletrobras/Subsidiaries

Overview

Directly and through its subsidiaries, Eletrobras is involved in the generation, transmission and distribution of electricity in Brazil. As of December 31, 2015, Eletrobras controlled approximately 32% of the installed power generating capacity within Brazil (approximately 33% as of December 31, 2014 and 34% as of December 31, 2013). Through its subsidiaries, Eletrobras is also responsible for approximately 47.1% of the installed transmission capacity above 230 kV in Brazil as of December 31, 2015 (approximately 48% as of December 31, 2014 and 50% as of December 31, 2013). Eletrobras revenues derive mainly from:

●	the generation of electricity and its sale to electricity distribution companies and free consumers;
●	the transmission of electricity on behalf of other electricity concessionaires; and
●	the distribution of electricity to end consumers.

For the year ended December 31, 2015, Eletrobras derived 52.7%, 16.4% and 29.9% of its net operating revenue (before eliminations) from its electricity generation, transmission and distribution businesses, respectively. Net revenues after eliminations were R$ 32.6 billion, compared to R$ 30.1 billion for the year ended December 31, 2014 and R$ 23.8 billion for the year ended December 31, 2013.

Strategy

The main strategic objectives of Eletrobras are to achieve sustained growth and profitability, while maintaining its position as a leader in the Brazilian electricity sector. In order to achieve these objectives, Eletrobras main strategies are as follows:

Expand and improve efficiency in its generation, transmission and distribution business. its business is focused on its core operations in the Brazilian generation, transmission and distribution markets. its strategy is to select and optimize opportunities that arise in the auction process for new generation plants and transmission lines in accordance with the Electricity Regulatory Law. By focusing on generation, transmission and distribution, we believe that Eletrobras will be able to maximize profits by improving efficiency in the operation and maintenance of its assets and capitalizing on opportunities arising from installment projects or from the selective acquisition of existing assets. its Corporate Strategy Plan for 2015 to 2030 reinforces the goal of achieving global leadership position in clean energy production by 2030, while keeping its rates of return at competitive levels. The Corporate Strategy Plan for 2015 to 2030 reinforces its target to achieve a global leadership position in clean energy production by 2030, while maintaining its rates of return at competitive levels, as set forth in its Vision of the Eletrobras System for 2030: “To be among the top three global clean energy companies and among the ten largest electric energy companies in the world, with profitability comparable to the sector’s best and being recognized by all its stakeholders”.

Renewed strategy for distribution business. With respect to its distribution segment, since 2008 Eletrobras has adopted a renewed strategy for the management of its distribution companies in order to improve their operational efficiency. Initially, the new administration focused on improving each company’s quality of service and increasing its total income. Processes and policies were standardized in order to make the distribution business more efficient and to centralize the purchase of material and services as well as the negotiations with debtors. Although Eletrobras has already made substantial progress in terms of efficiency, we intend to continue to develop policies to further reduce any commercial and technical losses, improving the financial condition of these subsidiaries. its focus on efficiency also reinforces its goal to reposition the distribution business in alignment with the Corporate Strategy Plan for 2015 to 2030. This strategy also involves the improvement of technical and financial indicators of distribution companies, improving the financial performance of these subsidiaries. This means that Eletrobras will hold the majority of shares of its distribution companies until they are technically and economically feasible, at which time it will sell the shares for a profit.

Eletrobras seeks to maintain high corporate governance standards and to promote sustainability in order to enhance its brand value as well as the market appreciation of its stock. The business practices of the company are in line with the trends indicated by the Dow Jones Sustainability Indexes (DJSI) and by the Corporate Sustainability Index of the São Paulo Stock Exchange (ISE BM&FBOVESPA), the portfolios in which the company participates, among others market and sustainability benchmarks. We use compliance with the numerous regulations from the stock exchanges as a roadmap for the continuous implementation of best practices in corporate governance. its current corporate governance standards fully reflect the orientations of its newly released Corporate Strategic Plan for 2015 to 2030 and are included in the audit and administration manuals, the internal regulations of the Board of Directors and Fiscal Council as well as its by- laws. Moreover, recent claims regarding three Company projects, as well as ongoing investigations, have highlighted even more the importance of Eletrobras’ corporate governance standards fully reflect the FCPA – Foreign Corrupt Practices Act and also the Brazilian Anticorruption Law no. 12,846 which took effect on January 29, 2014. Eletrobras believes that continuously improving its corporate governance standards will help us achieve growth, profitability and increased market share as a result of the positive effect these standards have on its brand, both domestically and internationally. As part of this strategy, we established controls and procedures, in accordance with the Sarbanes Oxley Act of 2002. For further details about Eletrobras internal controls see item 5.3 in this Reference Form. In addition, Eletrobras is a signatory to the United Nations Global Compact, the world’s largest corporate responsibility initiative, and, for the sixth consecutive year, was selected as a member of BM&FBOVESPA’s ISE. For the fourth consecutive year, Eletrobras has been included in the Dow Jones Sustainability Emerging Markets Index. Eletrobras believes that inclusion in these indices, and registration with organizations recognized for the most stringent governance standards in the world will enable it to significantly raise its global profile and reputation. Eletrobras strives to maintain its leadership in an increasingly competitive market, positioning itself as a company that emphasizes social and environmental responsibility as a path to maintaining business sustainability, providing career development prospects as well as a good working environment for its employees and improved living standards for the communities that live close to its facilities and plants. In order to maintain its present market share, Eletrobras is committed to the expansion of its generation and transmission businesses, focusing on improving the performance of its investments as well as its operational efficiency, restructuring its management model and expanding into international markets.

Selectively identify grow th opportunities in certain international markets. In accordance with its Corporate Strategic Plan for 2015 to 2030, its aim is to improve the power generation and transmission businesses outside Brazil in order to achieve higher rates of return than those we realize in Brazil. its strategic goal is to generate new energy that can be added to the Interconnected Power System and to integrate certain electrical power systems in the Americas. In order to achieve sustainable growth, we believe that certain international electricity markets offer attractive opportunities, which could present an interesting trade-off when compared to the domestic market. We plan to selectively identify opportunities in these markets in the future. Eletrobras may also identify and pursue growth opportunities outside South and Central America, mainly in Africa, including renewable energy projects.

Organizational Structure

Eletrobras’ generation, transmission and distribution activities are developed in Brazil through thirteen regional subsidiaries and Itaipu (additional to its indirect share in 179 SPEs and non-controlling interests in 26 companies):

•

Itaipu, a plant in which we and a Paraguayan governmental entity (ANDE) each hold a 50.0% interest and which we believe is one of the world’s largest hydroelectric plants by volume of energy generated;

●	Furnas, which engages in generation and transmission activities in the southeast and part of the midwest of Brazil;
●	Chesf, which engages in generation and transmission in the northeast region of Brazil;

●	Eletronorte, which engages in generation, transmission and limited distribution activities in the north and part of the midwest of Brazil;
●	Eletronuclear, which owns and operates two nuclear plants, Angra I and Angra II, and is planning to construct a third, Angra III;
●	Amazonas Geração e Transmissão de Energia S.A., that develops generation and transmission activities in the state of Amazonas;
●	Eletrosul, which engages in transmission activities in the State of Santa Catarina, Rio Grande do Sul, Mato Grosso do Sul and Paraná
●

Amazonas Energia, which engages in generation, transmission and distribution in the State of Amazonas. Amazonas Energia operates in the interior of the State of Amazonas, including an area that, until March, 2008, was operated by Ceam, which was previously directly held by Eletrobras but no longer exists as a standalone operating company;

●	CEPISA, which engages in distribution activities in the State of Piauí;
●	CEAL, which engages in distribution activities in the State of Alagoas;
●	CERON, which engages in distribution activities in the State of Rondônia;
●	Boa Vista Energia, which engages in distribution activities in the State of Roraima;
●	CGTEE, which owns and operates thermal plants in the south region of Brazil;
●	Eletroacre, which engages in distribution activities in the state of Acre; and
●	CELG-D, which engages in distribution activities in the State of Goiás.

Eletrobras is also the main sponsor of Cepel, the largest technological research and development center in the electricity industry in Latin America. We also hold a majority interest in Eletrobras Eletropar, a holding company that holds minority interests in the following Brazilian distribution companies: (i) AES Eletropaulo Metropolitana de Eletricidade de São Paulo S.A – AES Eletropaulo; (ii) Energias do Brasil S.A. – Energias do Brasil; (iii) Companhia de Transmissão de Energia Elétrica Paulista – CTEEP; (iv) Empresa Metropolitana de Águas e Energia S.A. – EMAE; and (v) Companhia Piratininga de Força e Luz – CPFL.

The following organizational chart shows its summarized shareholder structure and subsidiaries as of December 31, 2014 (Eletrobras has minority shareholdings in 26 utility companies throughout Brazil, not indicated in this chart):

General Information

Eletrobras was established on June 11, 1962 as a mixed capital company with limited liability and unlimited duration, under the legal name “Centrais Elétricas Brasileiras S.A. – Eletrobras”. The Company is headquartered in Brasilia-DF and its executive offices are located at Avenida Presidente Vargas, 409, 13th Floor, Edifício Herm. Stolz, CEP 20071 003, Rio de Janeiro, RJ, Brazil. The telephone number of the investor relations department is +55 21 2514 4637.

Implementation of Public Policies

As established in the Law through which Eletrobras was created (Law No. 3890-A/61) and its Bylaws, Eletrobras being a company partially owned by the government, was set up in order to explore the economic activities related to the energy sector, due to the relevant collective interest involved in such activities that even involve the provision of public services.

Eletrobras, however, supported by the collective interest that justified its creation, also acts as an arm of the federal government in the implementation of sector programs and in the management of sector funds aimed at the development and improvement of the country’s Energy Policy, as we shall see below.

The resources of the Sector Funds are not part of the Financial Statements of Eletrobras, except for the Global Reversion Reserve - RGR. RGR, as we shall see below, was a major source of funds for the development of the Brazilian electric sector, being recorded in the assets and liabilities of Eletrobras. For more information about the sector funds managed by Eletrobras, please see item 16.1 of this Form.

Management of Government Programs

The resources used by Eletrobras in relation to the government programs implemented by it come, for the most part, directly from the federal government in the form of resources allocated to the sector.

Luz para Todos

The Luz Para Todos Program (“LPT”) aims to provide, by 2018, energy service to part of the population in rural areas in Brazil that have no access to this public service.

The funds needed for the development of the Program come from the Federal Government as subvention, by means of the Energy Development Account (CDE), and as financing, using the Global Reversion Reserve (RGR) or the Caixa Econômica Federal, as well as state government funds and from the Players.

By the end of 2015, funds invested in the LPT summed R$ 22.85 billion, where R$ 16.6 billion (73%) refer to sector funds managed by Eletrobras. From the total of funds managed by Eletrobras, in 2015, R$ 0.66 billion was released as funds form the CDE. Since 2004, A total of R$ 13.90 billion has been released, with funds from the CDE and the RGR, out of a contracted total of approximately R$ 16.6 billion, that is, 84% of the total of contracted funds.

In 2015, there have been 57,676 connections, under the LPT, adding to 3,258,086 connections since 2004, which corresponds to over 15.6 million people benefiting in Brazilian rural areas. Regarding goals assumed for the end of 2015, 99% of the global goal of 3,278,430 connections have been achieved, including commitments assumed by players with Eletrobras and with state governments.

Program to Encourage the Use of Alternative Sources to Electricity (Proinfa)

The Program to Encourage the Use of Alternative Sources to Electricity (“Proinfa”) was created on April 26, 2002, under the terms in Law No. 10,438, and was regulated by the terms in Decree No. 5,025/04, and deployment began in 2004.

Proinfa has complied with its purpose of promoting differentiation to the Brazilian energy matrix with the increase participation of enterprises based on wind sources, small hydroelectric plants (PCH) and biomass. Eletrobras was ensured with the right to purchase and trade energy contracted from plants in Proinfa for twenty years, from the date of the go-live of the enterprises.

Proinfa has contributed to diversify the country’s energy matrix using local energy sources, as well as contributing for the generation of approximately 150,000 direct and indirect employments all over the country, establishing great industrial demand and internalization of state-of-the-art technology.

Proinfa has added to the National Interconnected System a total of 131 new enterprises, split into 60 PCHs (1,159.24 MW), 52 wind (1,282.52 MW) and 19 thermal on biomass (533.34 MW), summing the installed capacity of 2,975.10 MW. Since the go-live of the first enterprise in February 2006 by the end of 2015, the contribution of Proinfa for the system in terms of volume of energy generated has been approximately 70 million MWh.

The contract of energy from enterprises ended on December 31, 2011.

Regarding 2016, for the establishment of annual shares of energy related to distribution and transmission concessionaires, the Resolution 2003, dated December 15, 2015 defined that the amount to be shared this year is 11,192,200 MWh with expected cost of R$ 3.64 billion.

National Program for Energy Protection (Procel):

Procel is the Federal Government Program aimed to promote the efficient use of energy in the country, and Eletrobras acts as Executive Secretariat. Procel acts all over Brazil through sector programs in the areas of technology, education and information distribution, buildings, environmental sanitation, municipal energy management, public lighting, and industry.

Information related to subprograms under Procel may be found at the website http://www.eletrobras.com/pci

Benefits generated by the Program may be accounted for in terms of energy savings as well as postponed investments in the expansion of the energy generation park that revert into benefits for society.

In 2015, Procel has contributed mainly through the Procel Seal, with savings of 11.68 million megawatts-hour (MWh), equivalent to the annual consumption of 6 million households. The emission of 1.453 million t CO2 equivalent was also avoided.

Indicator / Year	2015	2014	2013	2012	2011
Energy saved (million de MWh/year)	11,680	10,517	9,744	9,097	6,696
Emission of GEE avoided (thousand t CO2 equivalent)	1453	1425	935	624	196
Reduction of end demand (MW)	4,453	4,022	3,769	3,458	2,619

Regarding resources applied in Procel, since 1985, approximately 70% of the funds applied were from the RGR and 30% of the funds were from the Fund for Technological Development of Eletrobras. With reduction in the RGR funds, under the terms in Law No. 12,783/2013, Eletrobras now only complies with commitments related to its portion in the agreements that have been executed, using funds from the FDT. In 2015, Eletrobras has spent its own funds in the Program, approximately R$ 17.09 million.

The Business and Management Plan (PDNG) for 2015-2019, approved by the company’s Board aims to achieve, in five years, investment in the electricity generation, transmission and distribution business segments in the amount of R$ 50.3 billion, an average of R$ 10.0 billion/year.

In this context, in 2015, the investment made by companies in the Eletrobras System summed R$ 10.4 billion corresponding to 73% of the target set in the Annual Budget Law (LOA)

A considerable amount of investments made was intended to works on projects included in the Growth Acceleration Plan (PAC) of the Federal Government, notably the construction of the nuclear power plant Angra 3 and Energy Universalization Program (Light for All) implemented by the power distribution companies of Eletrobras.

Investments were made with funds of Eletrobras’ companies, indemnities for the extension of the concessions of generation and transmission assets and loans from financial institutions, especially Banco Nacional de Desenvolvimento Social (BNDES) and Caixa Econômica Federal (CEF).

The investment portfolio for the remaining years of the 2015-2019 PDNG still prioritizes projects for the expansion of electricity generation and transmission businesses in a competitive and sustainable manner, as recommended in the Strategic Plan of Eletrobras.

7.2 Operational segments disclosed in the latest three fiscal year-end financial statements or, if applicable, in consolidated financial statements or, when existent, consolidated financial statements:

a) Marketed products and services

The main products and services commercialized by Eletrobras are: (i) the generation of electricity and the sale of such energy to distribution companies and to free consumers; (ii) the transmission of electricity on behalf of other electric power concessionaires; (iii) the distribution of electricity to end consumers; and (iv) operation and maintenance services of power plants and transmission lines under Law No. 12,783/13.

For additional information about Eletrobras’ activities, see item 7.3 of this Reference Form.

b) Revenues derived from each segment and its representativeness in Eletrobras’ net revenues

Consolidated (R$ million)	Fiscal Year ended on December 31
	2015	% of Total	2014	% of Total	2013	% of Total
Segment
Management	348,022	55.97%	81,591	0.27%	71,772	0.30
Generation	18,241,526	17.38%	19,824,574	65.77%	16,688,327	70.01
Transmission	5,665,395	31.76%	4,977,689	16.52%	4,203,315	17.63
Distribution	10,351,737	-6.19%	6,664,230	22.11%	4,498,837	18.87
Eliminations	(2,017,842)	55.97%	(1,407,277)	(4.67)%	(1,626,607)	(6.82)
Total	32,588,838	100.00	30,137,807	100.00	23,835,644	100.00

c) Profit or loss resulting from each segment and its representativeness in the Company’s net income

Consolidated (R$ million)	Fiscal Year ended on December 31
	2015	% of Total	2014	% of Total	2013	% of Total
Segment
Management	(14,482,288)	96.85%	(5,256,321)	177.43%	(6,809,751)	108.24
Generation	(8,694,192)	58.14%	(823,803)	27.81%	1,544,490	(24.55)
Transmission	(2,134,447)	14.27%	2,492,152	(84.12)%	(2,170,852)	34.51
Distribution	(1,658,729)	11.09%	(365,874)	12.35%	(2,394,520)	38.06
Eliminations	12,015,997	(80.35%)	991,344	(33.46)%	3,539,258	(56.26)
Total	(14,953,658)	100.00	(2,962,502)	100.00	(6,291,375)	100.00
7.3 Information about products and services related to the operational segments

a) characteristics of the production process

b) characteristics of the distribution process

Generation

Our principal activity is the generation of electricity. Net revenues (including financial revenues at the holding company level) from generation represented 52.7%, 63.0%, 65. 6% of its total net operating revenues (before eliminations) in the years ended December 31, 2015, 2014, and 2013, respectively.

Pursuant to Law no. 5,899, of July 5, 1973, and Decree 4,550, of December 27, 2002, Eletrobras must sell all energy produced by Itaipu to distribution companies in the Southern, Southeastern and Midwestern regions in.

Eletrobras had an installed capacity of 45,391 MW as of December 31, 2015, compared to 44,156 MW as of December 31, 2014, and 42,987 MW as of December 31, 2013. The increase in capacity over these periods reflects continuous growth. Additionally, Eletrobras has approximately 13,012 MW in planned projects throughout Brazil through 2018, which are currently under construction, and Eletrobras has begun feasibility studies for an additional approximately 26,980 MW.

The map below shows the geographic location of its generation assets as of December 31, 2015:

Note: the figure above does not include plants in isolated systems in the countryside of the state of Amazonas, in a total of 103 plants.

Production Process

Eletrobras’ companies are present throughout Brazil. As of December 31, 2015, Eletrobras held 47 operating hydroelectric plants (Itaipu not included), 121 thermal plants (including the thermal plants held by Amazonas Energia in the isolated system), two nuclear plants and 61 wind/solar power plants. Among the largest and most important plants, the highlights are Belo Monte (11,233 MW – under construction), Tucuruí (8,535 MW), the Brazilian stake at Itaipu Binacional (7,000 MW), the Paulo Afonso and Moxotó Complex (4,282 MW), Jirau (3,750 MW), Santo Antônio (3,569 MW) Xingó (3,162 MW), Itumbiara (2,082 MW) and Angra 1 and Angra 2 (1,990 MW).

Hydroelectric Power Plants

Hydroelectric plants, which operate through the basic principle of using the energy of waterfalls to generate electricity, are used to provide most of the primary electricity and back-up electricity generated by Eletrobras during peak periods of high demand, and corresponded to 88.0%, 87.7%, and 87.9% of the total electricity generated by Eletrobras in the years ended December 31, 2015, 2014, and 2013, respectively. The electric power generation occurs through the utilization of the hydraulic potential existing in a river. The hydraulic potential is provided by the hydraulic flow rate and the concentration of differences in levels existing along the stream of a river. This can occur:

(i) naturally, when the difference of level is concentrated in a waterfall; (ii) through a dam, when small differences in level are concentrated at the height of the dam; or (iii) by diverting the river from its natural riverbed, concentrating the small differences in level in such diversion.

Basically, a hydroelectric plant is composed by the following parts: (i) dam; (ii) water collection and adduction systems; (iii) powerhouse; and (iv) system of devolution of water to the natural riverbed. Each part is comprised of a set of constructions and facilities harmoniously designed to efficiently operate together.

The water collected from the lake formed by the dam is transported to the powerhouse through canals, tunnels and/or metallic ducts. After passing by the hydraulic turbine, in the powerhouse, the water is carried back to the natural riverbed, through a tailrace. Thus, the hydraulic power is transformed into mechanic power when the water passes by the turbine, making it spin, and, in the generator – which is mechanically linked to the turbine so, it also spins – the mechanic power is transformed into electric power.

Then, after generated, the electric power is transported through conductor cables or bars from the generator terminals up to the high-frequency transformer, where its voltage is increased for proper conduction through transmission lines, up to the consumption centers. Then, through step-down transformers, the power has its voltage switched to appropriate levels for consumers’ use.

The following chart represents the electricity generation process in a hydroelectric plant:

Thermal Power Plants

Conventional thermal plants generate electric power through a process comprised of three stages, as follows: (i) burning fossil fuel, such as coal, oil or gas, which transforms the water into steam with the heat generated in the boiler; (ii) using this steam, under high pressure, to spin the turbine, which enables the electric generator; and (iii) condensing the steam, transferring the residue of its thermal power to an independent cooling circuit, returning the water to the boiler, and then, concluding the cycle.

The mechanic power is obtained from the passage of the steam through the turbine – making it spin – and through the generator – which is mechanically linked to the turbine so, it also spins – and is transformed into electric power. The electricity generated is transported through conductor cables or bars from the generator terminals up to the high-frequency transformer, where its voltage is increased for proper conduction through transmission lines, up to the consumption centers.

Thermal plants may also operate in a combined cycle, generating the electric power through a process that combines the operation of a gas turbine, propelled by burning natural gas or diesel oil, directly linked to a generator. In that case, the exhaust gas of the gas turbine, due to the temperature, enables the transformation of the water into steam for the activation of a steam turbine, in the same conditions described in the operation process of a conventional thermal plant.

The following chart represents the electricity generation process in a thermal plant:

1 Fuel entrance (Oil/Coal/Gas)
2 Gas turbine
3 Air entrance
4 Generator
5 Waste heat recovery boiler
6 High frequency transformer
7 Bus
8 Transmission line
9 Step-down substation
10 Distribution grid
11 Transformer
12 Gauge
13
Consumer
14 Condenser
15 Cooling water pump
16 Steam turbine
17 Cooling water source (river/lake/sea)

THERMAL POWER PLANT – COMBINED CYCLE

1 Fuel entrance (Oil/Coal/Gas)
2 Gas turbine
3 Air entrance
4 Generator
5 Waste heat recovery boiler
6 High frequency transformer
7 Bus
8 Transmission line
9 Step-down substation
10 Distribution grid
11 Transformer
12 Gauge
13
Consumer
14 Condenser
15 Cooling water pump
16 Steam turbine
17 Cooling water source (river/lake/sea)

THERMAL POWER PLANT – COMBINED CYCLE

Nuclear Power Plants

Through its subsidiary Eletronuclear, Eletrobras operates two nuclear power plants, as follows: Angra 1 and Angra 2. Currently, Eletronuclear is starting the construction works for the deployment of the third Brazilian nuclear plant: Angra 3, with operation is scheduled to begin in 2020.

A nuclear plant is very similar to a conventional thermal plant. The main difference is that the conventional thermal plant uses a boiler to generate the heat required to boil the water that will be transformed into steam so that it can spin the blades of a turbine, whereas in a nuclear plant, the water heating occurs in a nuclear reactor.

In that case, the heat is generated through nuclear reactions that transform mass into power. There are two ways of using this power to produce electricity: (i) nuclear fission, in which the atomic nucleus is divided into two or more particles; and (ii) nuclear fusion, in which two or more nuclei are united to produce a new element.

The fission of the uranium atom is the main technique used to generate electricity in nuclear plants. The fission of the uranium atom inside of the fuel element rods heats the water that passes through the reactor at a temperature of 320 degrees Celsius. In order to avoid boiling (which would normally occur at 100 degrees Celsius), this water is kept under a pressure 157 times higher than the atmospheric pressure.

The steam generator performs an exchange of heat between the waters of this first circuit and the secondary circuit, which are independent. With this exchange of heat, the water of the secondary circuit is transformed into steam and moves the turbine which, in turn, activates the electric generator.

After moving the turbine, this steam passes through a condenser, where it is cooled by the sea water, brought by a third independent circuit. The existence of those three circuits blocks the contact of the water that passes through the reactor with the others.

The following chart represents the electricity generation process in a nuclear plant:

Concessions

As of December 31, 2015, Eletrobras operated under the following concessions/authorizations granted by Brazilian Electric Power Agency (“ANEEL”) for its generation businesses:

Concessions/Authorizations	State	Type of Plant	Installed Capacity (MW)	Termination of concession or authorization	Beginning of activities (or estimated beginning)
Operating Subsidiaries
CGTEE
P. Médici (Candiota)	RS	Thermal Power Plants	320.00	July-15	January-74
Candiota III - Fase C	RS	Thermal Power Plants	350.00	July-41	January-11

Chesf
Curemas	PB	Hydroelectric Power Plants	3.52	November-24	June-57
Sobradinho	BA	Hydroelectric Power Plants	1,050.30	February-52	April-79
Camaçari (1)	BA	Thermal Power Plants	346.80	August-27	February-79
Funil	BA	Hydroelectric Power Plants	30.00	December-42	March-62
Pedra	BA	Hydroelectric Power Plants	20.00	December-42	April-78
Araras	CE	Hydroelectric Power Plants	4.00	July-15	February-67
Complexo de Paulo Afonso e Piloto	BA	Hydroelectric Power Plants	4,281.60	December-42	January-55
Luiz Gonzaga (Itaparica)	PE	Hydroelectric Power Plants	1,479.60	December-42	February-88
Boa Esperança (Castelo Branco)	PI	Hydroelectric Power Plants	237.30	December-42	January-70
Xingó	SE	Hydroelectric Power Plants	3,162.00	December-42	April-94

Eletronorte
Complexo de Tucuruí	PA	Hydroelectric Power Plants	8,535.00	July-24	November-84
UHE Samuel	RO	Hydroelectric Power Plants	216.75	September-29	July-89
UHE Curuá-Uma	PA	Hydroelectric Power Plants	30.30	July-28	April-77
UTE Rio Madeira (2)	RO	Thermal Power Plants	119.35	September-18	April-68
UTE Santana	AP	Thermal Power Plants	177.74	September-19	March-93
UTE Rio Branco I (3)	AC	Thermal Power Plants	18.65	July-20	February-98
UTE Rio Branco II (3)	AC	Thermal Power Plants	32.75	July-20	April-81
UTE Rio Acre	AC	Thermal Power Plants	45.49	April-25	December-94
UTE - Santarém (4)	PA	Thermal Power Plants	18.75	Undefined	June-14
UTE Senador Arnon Afonso Farias de Mello	RR	Thermal Power Plants	85.99	August-24	December-90
UHE Coaracy Nunes	AP	Hydroelectric Power Plants	78.00	December-42	October-75

Furnas
Mascarenhas de Moraes	MG	Hydroelectric Power Plants	476.00	October-23	April-73
Itumbiara	GO/MG	Hydroelectric Power Plants	2,082.00	February-20	February-80
Simplício	RJ	Hydroelectric Power Plants	305.70	August-41	June-13
Batalha	MG	Hydroelectric Power Plants	52.50	August-41	May-14
Serra da Mesa (5)	GO	Hydroelectric Power Plants	1,275.00	November-39	April-98
Manso (5)	MT	Hydroelectric Power Plants	212.00	February-35	October-00
Santa Cruz (6)	RJ	Thermal Power Plants	500.00	July-15	March-67
Roberto Silveira (Campos)	RJ	Thermal Power Plants	30.00	July-27	April-77
Furnas	MG	Hydroelectric Power Plants	1,216.00	December-42	March-63
Luis Carlos Barreto (Estreito)	SP/MG	Hydroelectric Power Plants	1,050.00	December-42	January-69
Porto Colômbia	MG/SP	Hydroelectric Power Plants	320.00	December-42	March-73
Marimbondo	SP/MG	Hydroelectric Power Plants	1,440.00	December-42	April-75
Funil	RJ	Hydroelectric Power Plants	216.00	December-42	April-69
Corumbá I	GO	Hydroelectric Power Plants	375.00	December-42	April-97

Eletronuclear
Angra I	RJ	Nuclear	640.00	December-24	January-85
Angra II	RJ	Nuclear	1,350.00	August-40	September-00

Eletrosul
UHE Passo São João	RS	Hydroelectric Power Plants	77.00	August-41	March-12
UHE Mauá (7)	PR	Hydroelectric Power Plants	3.00	July-42	November-12
UHE São Domingos	MS	Hydroelectric Power Plants	48.00	December-37	June-13
PCH Barra do Rio Chapéu	SC	Hydroelectric Power Plants	15.15	May-34	February-13
PCH João Borges	SC	Hydroelectric Power Plants	19.00	December-35	July-13
Eólica Cerro Chato I	RS	Wind	30.00	August-45	January-12
Eólica Cerro Chato II	RS	Wind	30.00	August-45	August-11
Eólica Cerro Chato III	RS	Wind	30.00	August-45	June-11
Megawatt Solar	SC	Solar	0.93	-	September-14
UEE Capão do Inglês	RS	Wind	10.00	May-49	December-15
UEE Galpões	RS	Wind	8.00	May-49	December-15
UEE Coxilha Seca	RS	Wind	30.00	May-49	December-15

Amazonas GT
UHE Balbina	AM	Hydroelectric Power Plants	277.50	March-27	January-89
UTE Aparecida	AM	Thermal Power Plants	282.50	July-20	February-84
UTE Mauá	AM	Thermal Power Plants	738.10	July-20	April-73
UTE Electron	AM	Thermal Power Plants	-	July-15	June-05
UT CO Cidade Nova	AM	Thermal Power Plants	121.10	July-15	August-08
UT AS São José	AM	Thermal Power Plants	29.60	February-16	February-08
UT FO Flores	AM	Thermal Power Plants	73.40	February-16	August-08
UTE Distrito	AM	Thermal Power Plants	124.70	July-15	October-10
UTE Iranduba	AM	Thermal Power Plants	51.30	February-16	November-10
Sistema Isolado	AM	Thermal Power Plants	439.75

Operating SPE
UHE Dardanelos	MT	Hydroelectric Power Plants	261.00	July-42	August-11
UTE Serra do Navio	AP	Thermal Power Plants	23.30		June-08
Parque Eólico Miassaba 3	RN	Wind	68.50	August-45	May-14
Parque Eólico Rei dos Ventos 1	RN	Wind	58.50	December-45	May-14
Parque Eólico Rei dos Ventos 3	RN	Wind	60.10	December-45	May-14
UHE Jirau (8)	RO	Hydroelectric Power Plants	3,750.00	August-43	September-13
Pedra Branca	BA	Wind	30.00	February-46	March-13
São Pedro do Lago	BA	Wind	30.00	February-46	March-13
Sete Gameleiras	BA	Wind	30.00	February-46	March-13
UEE Baraúnas I	BA	Wind	32.90	April-49	October-15
UEE Mussambê	BA	Wind	32.90	April-49	October-15
UEE Morro Branco I	BA	Wind	32.90	April-49	October-15
Santa Joana IX	PI	Wind	29.60	April-49	August-15
Santa Joana X	PI	Wind	29.60	April-49	July-15
Santa Joana XI	PI	Wind	29.60	April-49	July-15
Santa Joana XII	PI	Wind	28.90	April-49	July-15
Santa Joana XIII	PI	Wind	29.60	April-49	July-15
Santa Joana XV	PI	Wind	28.90	April-49	July-15
Santa Joana XVI	PI	Wind	28.90	April-49	July-15
UEE Caiçara I	RN	Wind	27.00	June-47	November-15
UEE Caiçara II	RN	Wind	18.00	July-47	November-15
UEE Junco I	RN	Wind	24.00	July-47	November-15
UEE Junco II	RN	Wind	24.00	July-47	November-15
Serra das Vacas I	PE	Wind	23.90	June-49	December-15
Serra das Vacas II	PE	Wind	22.30	June-49	December-15
Serra das Vacas III	PE	Wind	22.20	June-49	December-15
Serra das Vacas IV	PE	Wind	22.30	June-49	December-15
UHE Peixe Angical	TO	Hydroelectric Power Plants	498.80	November-36	June-06
UHE Baguari	MG	Hydroelectric Power Plants	140.00	August-41	September-09
UHE Retiro Baixo	MG	Hydroelectric Power Plants	82.00	August-41	March-10
UHE Foz de Chapecó	RS/SC	Hydroelectric Power Plants	855.00	November-36	October-10
UHE Serra do Facão	GO	Hydroelectric Power Plants	212.60	November-36	July-10
UHE Santo Antônio (9)	RO	Hydroelectric Power Plants	3,568.30	June-43	March-12
UHE Três Irmãos (10)	SP	Hydroelectric Power Plants	807.50	October-44	October-14
UHE Teles Pires (11)	PA/MT	Hydroelectric Power Plants	1,819.80	June-46	November-15
Parques eólicos de Cerro Chato IV, V, VI, Ibirapuitã e Trindade	RS	Wind	79.20	March-47	November-13
Parques eólicos Geribatu I a X	RS	Wind	258.00	April-47	February-15
Parques eólicos Chuí I a V, e Minuano I e II	RS	Wind	144.00	April-47	May-15
Parques eólicos Verace 24 a 27	RS	Wind	57.30	June-49	November-15
Parques eólicos Verace 28 a 31	RS	Wind	57.30	June-49	December-15
Parques eólicos Verace 34 a 36 (12)	RS	Wind	48.30	June-49	December-15
Parque eólico Chuí 09	RS	Wind	17.90	May-49	October-15
Eólica Mangue Seco 2	RN	Wind	26.00	June-32	Set/11
Rouar S.A.	Uruguay -	Wind	65.10	December-34	December-14

Controlled under construction
UEE Casa Nova I	BA	Wind	180.00		October-16
UEE Casa Nova II	BA	Wind	28.00	May-49	December-17
UEE Casa Nova III	BA	Wind	24.00	May-49	December-17
PCH Anta	RJ/MG	Hydroelectric Power Plants	28.00	August-41	UG1 (Sep/2016) e UG2 (Dec/2016)

Angra 3	RJ	Nuclear	1,405.00	December-60	December-20
PCH Santo Cristo (13)	SC	Hydroelectric Power Plants	19.50	June-42	-
PCH Coxilha Rica (14)	SC	Hydroelectric Power Plants	18.00	June-42	-
Eólicas Capão do Inglês e Galpões (15)	RS	Wind	18.00	May-49	December-15
UTE Mauá 3	AM	Thermal Power Plants	379.10	-

SPEs under construction
UHE Belo Monte	PA	Hydroelectric Power Plants	11,233.10	August-45	March-16
UHE Sinop	MT	Hydroelectric Power Plants	400.00	December-47	January-18
UEE Caititú 2	BA	Wind	14.00	April-49	October-16
UEE Caititú 3	BA	Wind	14.00	April-49	October-16
UEE Teiú 2	BA	Wind	14.00	April-49	October-16
UEE Arapapá	BA	Wind	10.00	April-49	October-16
UEE Carcará	BA	Wind	10.00	April-49	October-16
UEE Corrupião 3	BA	Wind	14.00	April-49	October-16
UEE Acauã	BA	Wind	12.00	April-49	October-16
UEE Angical 2	BA	Wind	14.00	April-49	October-16
UEE Banda de Couro	BA	Wind	29.70	July-49	April-16
UEE Baraunas II	BA	Wind	21.60	July-49	April-16
UEE Coqueirinho 2	BA	Wind	20.00	June-49	October-16
UEE Papagaio	BA	Wind	18.00	June-49	October-16
UEE Tamanduá Mirim 2	BA	Wind	24.00	June-49	October-16
UEE Santa Joana I	PI	Wind	30.00	June-49	January-16
UEE Santa Joana III	PI	Wind	30.00	June-49	January-16
UEE Santa Joana IV	PI	Wind	30.00	June-49	January-16
UEE Santa Joana V	PI	Wind	30.00	June-49	January-16
UEE Santa Joana VII	PI	Wind	30.00	June-49	January-16
UEE Santo Augusto IV	PI	Wind	30.00	June-49	January-16
UHE São Manoel	MT/PA	Hydroelectric Power Plants	700.00	April-49	January-18
Famosa I	RN	Wind	22.50	May-47	October-17
Pau Brasil	CE	Wind	15.00	March-47	October-17
Rosada	RN	Wind	30.00	May-47	December-16
São Paulo	CE	Wind	17.50	March-47	October-17
São Januário	CE	Wind	19.20	June-47	September-18
Nossa Senhora de Fátima	CE	Wind	28.80	August-47	November-18
Jandaia	CE	Wind	28.80	August-47	December-18
São Clemente	CE	Wind	19.20	July-47	August-18
Jandaia I	CE	Wind	19.20	July-47	June-18
Bom Jesus	CE	Wind	18.00	April-49	November-16
Cachoeira	CE	Wind	12.00	April-49	April-17
Pitimbu	CE	Wind	18.00	March-49	April-17
São Caetano	CE	Wind	25.20	April-49	April-17
São Caetano I	CE	Wind	18.00	April-49	April-17
São Galvão	CE	Wind	22.00	March-49	April-17
Carnaúba I	RN	Wind	22.00	July-49	July-18
Carnaúba II	RN	Wind	18.00	July-49	July-18
Carnaúba III	RN	Wind	16.00	July-49	July-18
Carnaúba V	RN	Wind	24.00	July-49	July-18
Cervantes I	RN	Wind	16.00	July-49	July-18
Cervantes II	RN	Wind	12.00	July-49	July-18
Punaú I	RN	Wind	24.00	July-49	July-18

SPES under plan
Arara Azul	RN	Wind	27.50	November-49	January-18
Bentevi	RN	Wind	15.00	November-49	January-18
Ouro Verde I	RN	Wind	27.50	November-49	January-18
Ouro Verde II	RN	Wind	30.00	November-49	January-18
Ouro Verde III	RN	Wind	25.00	November-49	January-18
Santa Rosa	CE	Wind	20.00	October-49	November-17
Uirapuru	CE	Wind	28.00	October-49	January-18
Ventos de Angelim	CE	Wind	24.00	November-49	January-18
Serra do Mel I	RN	Wind	28.00	October-49	January-18
Serra do Mel II	RN	Wind	28.00	October-49	January-18
Serra do Mel III	RN	Wind	28.00	November-49	January-18
Itaguaçu da Bahia	BA	Wind	28.00	September-49	May-18
Ventos de Santa Luiza	BA	Wind	28.00	September-49	May-18

Ventos de Santa Madalena	BA	Wind	28.00	September-49	May-18
Ventos de Santa Marcella	BA	Wind	28.00	September-49	September-18
Ventos de Santa Vera	BA	Wind	28.00	September-49	June-18
Ventos de Santo Antônio	BA	Wind	28.00	September-49	May-18
Ventos de São Bento	BA	Wind	28.00	September-49	May-18
Ventos de São Cirilo	BA	Wind	28.00	September-49	May-18
Ventos de São João	BA	Wind	28.00	September-49	May-18
Ventos de São Rafael	BA	Wind	28.00	September-49	July-18

(1) The informed capacity corresponds to 5 machines totaling 346.803 MW. The plant is bi-fuel (oil and gas). The cancelling of the concession of the thermal plant of Camaçari was requested and the process was submitted to the MME for deliberation. Because of Aneel’s Decision DSP No. 4792, from December 15, 2014, as well as s Decision No. 247, from February 3, 2015, the plant is operating only with the generating unit No. 3 with 69.12 MW of power. The installed capacity will be adjusted upon the final cancellation by Aneel.

(2) ANEEL Order No. 223, from 01.28.2014, declares as unserviceable the assets of UTE Rio Madeira.

(3) ANEEL’s Order No. 136, from 01.21.2014, recommends to MME the extinction of the public service authorization of UTEs Rio Branco I and Rio Branco II.

(4) Lent to Boa Vista Energia on February 10, 2010.

(5) Includes only the Furnas percentage, for other assets, corresponds to the total energy generated by the plant.

(6) The power of 500 MW excludes UGs 3 and 4, which commercial operation is temporarily suspended by Aneel, as per Order No 3263, from October 19, 2012. It includes, however, the power of 150 MW not available due the delay in the plant expansion works, at the end of which UGs 11 and 21 shall operate in a combined cycle with UGs 1 and 2. The physical guarantee (assured energy) of 401.2 MW is relative to the installed capacity of 500 MW.

(7) The reported amounts refer to the Company’s stake in the venture (Consórcio Mauá 49% Eletrosul).

(8) The first turbine began operating in Sep/2013 with 75MW of installed capacity. In the fourth quarter of 2015, the company totaled 37 machines in operation, resulting in an installed capacity in operation of 2,775 MW.

(9) 35 units (out of 50) in operation up to the 4T15, totaling 2,498.55MW of a total power of 3,568 MW. Physical guarantee corresponds to UGs in operation.

(10) The concession of UHE Três Irmãos, held by CESP and which expired on Nov/2011, was not renewed under the terms of Law No. 12,783/2013. In the Auction No. 002/2014 - ANEEL, held on 03.28.2014, the consórcio FURNAS (49.9%) and FIP CONSTANTINOPLE (50.1%) was the winner of the bid for the concession of UHE Três Irmãos, upon the proposal of engagement of electricity generation services, at the lowest Cost of Management of Generation Assets (GAG), including operating, maintenance, management, compensation and amortization costs of the hydroelectric plant, where appropriate, under the regime provided for in art. 8 of Law No. 12.783, from 1/11/2013, for a period of 30 years from the effective date of the relevant Concession Agreement, which was signed on 9.10.2014.

(9) 2 units (out of 5) in operation up to the 4T15, totaling 727.92.55MW of a total power of 1,819.8 MW. Physical guarantee corresponds to UGs in operation.

(12) In commercial operation: 30.4 MW

(13) Installation License phase. Operation is expected to begin 22 months after issuance of the Installation License

(14) Beginning of construction and operation not defined yet, given the negative opinion of Instituto do Patrimônio Artístico Nacional - Iphan.

(15) In commercial operation: 14 MW.

Types of Plants

Hydroelectric power plants accounted for 87.9% of the total power generated by Eletrobras in 2015, compared to 87.7% in 2014 and 88.0% in 2013.

Eletrobras also generates electricity through its thermal and nuclear plants. Thermal plants accounted for 5.0% of the total power generated by Eletrobras in 2015, compared to 5.2% in 2014 and 5.1% in 2013. Nuclear plants accounted for 7.1% of the total power generated by Eletrobras in 2015, compared to 7.1% in 2014 and 6.9% in 2013.

The table below indicates the total volume of energy generated in those periods, measured in megawatts/hour, by type of plant:

	Year Ended December 31,
	2015	2014	2013
	(MWh)
Type of plant:
Hydroelectric(1)	183,912,559.88	191,970,101.40	202,649,175
Thermal	10,519,882.87	11,411,711.52	11,761,506
Nuclear	14,808,265.57	15,433,251.78	15,829,384

Total(2)	209,240,708.32	218,815,064.70	230,240,065

(1)	Considering 100% of the Itaipu plant.
(2)	Does not consider MWh produced by any wind plant.

Hydroelectric Plants

Hydroelectric power plants are responsible for most of our electricity supply, in addition to being the source with lower generation cost ($/MWh). Nevertheless, it is a source of energy that depends on whether factors, such as the rainfall level. Although investments for the construction of hydroelectric plants are higher than those of thermal power plants, generation costs are much lower, since power plants need fuel to operate. In addition, the useful life of hydroelectric plants is much longer than that of thermal power plants. Hydroelectric power plants are also able to provide a great operational flexibility to the system during the instantaneous demand variations throughout the day.

As of December 31, 2015, Eletrobras owned and operated 47 hydroelectric plants; in addition, Eletrobras held a direct 50.0% interest in Itaipu, the other 50.0% of which is owned by a Paraguayan governmental entity and indirect interests in the Peixe Angical (40.0%), Jirau (40.0%), Serra do Facão (49.5%), Retiro Baixo (49.0%), Foz do Chapecó (40.0%), Baguari (15.0%), Dardanelos (49%) and Santo Antônio (39.0%) plants. Also, Eletrobras has indirect interests in the Serra Mesa (48.5%), Manso (70.0%) and Mauá (49.0%) plants. The National System Operator (“ONS”) is solely responsible for determining, in any year, how much electricity each of Eletrobras’ plants should generate. As of December 31, 2015, the total installed capacity of the hydroelectric plants held by Eletrobras was 38.722 MW (including 50.0% of Itaipu and its participations referred to above). The following table sets out information with respect to hydroelectric plants directly owned by Eletrobras and held through partnerships as of December 31, 2015 and for the year then ended:

	Installed Capacity(1)	Assured Energy(2)	Operation Start Date

Hydroelectric Power Plant:	(MW)

Complexo de Tucuruí	8,535,00	4,140,00	Nov/84
UHE Samuel	216,75	92,70	Jul/89
UHE Curuá-Uma	30,30	24,00	Apr/77
UHE Coaracy Nunes(3)	78,00	-	Apr/68
Curemas	3,52	1,00	Jun/57
Sobradinho	1,050,30	531,00	Apr/79
Funil (Chesf)	30,00	10,91	Mar/62
Pedra	20,00	3,74	Apr/78
Araras	4,00	-	Feb/67
Complexo de Paulo Afonso e Piloto	4,281,60	2,225,00	Jan/55
Luiz Gonzaga (Itaparica)	1,479,60	959,00	Feb/88
Boa Esperança (Castelo Branco)	237,30	143,00	Jan/70
Xingó	3,162,00	2,139,00	Apr/94
Mascarenhas de Moraes	476,00	295,00	Apr/73
Itumbiara	2,082,00	1,015,00	Feb/80
Simplício	305,70	191,30	Jun/13
Batalha	52,50	48,80	May/14
Serra da Mesa (48,46%) (4)	617,87	671,00	Apr/98

Manso (70%) (4)	148,40	92,00	Oct/00
Furnas	1,216,00	598,00	Mar/63
Luis Carlos Barreto (Estreito)	1,050,00	495,00	Jan/69
Porto Colômbia	320,00	185,00	Mar/73
Marimbondo	1,440,00	726,00	Apr/75
Funil	216,00	121,00	Apr/69
Corumbá I	375,00	209,00	Apr/97
UHE Passo São João	77,00	41,10	Mar/12
UHE Mauá (13)	177,93	96,90	Nov/12
UHE São Domingos	48,00	36,40	Jun/13
PCH Barra do Rio Chapéu	15,15	8,61	Feb/13
PCH João Borges	19,00	10,14	Jul/13
UHE Balbina	277,50	32,59	Jan/89
UHE Itaipu(6)	14,000,00	8,577,00	Mar/85
UHE Dardanelos (11)	261,00	154,90	Ago/11
UHE Jirau(14)	3,750,00	2,184,60	Sep/13
UHE Teles Pires	1,819,80	567,40	Nov/15
UHE Peixe Angical (5)	498,80	280,50	Jun/06
UHE Baguari (7)	140,00	80,00	Sep/09
UHE Retiro Baixo (8)	82,00	38,50	Mar/10
UHE Foz do Chapecó (9)	855,00	432,00	Oct/10
UHE Serra do Facão (10)	212,60	182,40	Jul/10
UHE Santo Antônio (12)	3,568,30	2,424,20	Mar/12
Três Irmãos (15)	807,50	217,50	Oct/14
(1)	The installed capacity of Itaipu is 14,000 MW. Itaipu is equally owned by Brazil and Paraguay.
(2)

Assured energy is the maximum amount per year that each plant is permitted to sell in auctions/supply to the Interconnected Power System, an amount determined by ONS. Any energy produced in excess of assured energy is sold in the Free Market.

(3)	The Balbina, Curuá-Una, Samuel and Coaracy Nunes plants are part of the isolated system and do not have an assured energy restriction.
(4)	Eletrobras owns 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. Figures in this table refer to the entire capacity/utilization of each plant.
(5)	Eletrobras owns 40.0% of the Peixe Angical plant. Figures in this table refer to the entire capacity/utilization of the plant.
(6)	Eletrobras owns 50.0% of the Itaipu plant. Figures in this table refer to the entire capacity/utilization of the plant.
(7)	Eletrobras owns 15.0% of the Baguari plant. Figures in this table refer to the entire capacity/utilization of the plant.
(8)	Eletrobras owns 49.0% of the Retiro Baixo plant. Figures in this table refer to the entire capacity/utilization of the plant.
(9)	Eletrobras owns 49.5% of the Serra do Facão plant. Figures in this table refer to the entire capacity/utilization of the plant.
(10)	Eletrobras owns 40.0% of the Foz do Chapecó plant. Figures in this table refer to the entire capacity/utilization of the plant.
(11)	Eletrobras owns 49.0% of the Dardanelos plant.
(12)	Eletrobras owns 49.0% of the Santo Antônio plant. As of December 31, 2014, the installed operating capacity was 2,286 MW.
(13)	Eletrobras owns 49.0% of the Mauá plant.
(14)	Eletrobras owns 40.0% of the Jirau plant.
(15)	Eletrobras owns 49.9% of the Três Irmãos plant.

The following table describes the energy generated by the hydroelectric plants owned by Eletrobras, the assured energy and the actual operational utilization as of December 31, 2015. The measurement of the assured energy was converted to MWh so that it can be compared against the energy generated.

	Assured Energy	Generated Energy(1)	Index of Capacity Usage

	(MWh)		(%)

Complexo de Tucuruí	36,266,400	35,497,822	97.9%
UHE Samuel	812,052	919,109	113.2%
UHE Curuá-Uma	210,240	201,887	96.0%
UHE Coaracy Nunes (2)	0	483,613	100.0%
Curemas	8,760	0	0.0%
Sobradinho	4,651,560	1,683,900	36.2%
Funil (Chesf)	95,572	34,302	35.9%
Pedra	32,762	10,114	30.9%
Complexo de Paulo Afonso e Piloto	19,491,000	8,664,312	44.5%
Luiz Gonzaga (Itaparica)	8,400,840	3,734,294	44.5%
Boa Esperança (Castelo Branco)	1,252,680	996,305	79.5%
Xingó	18,737,640	9,683,895	51.7%
Mascarenhas de Moraes	2,584,200	754,490	29.2%
Itumbiara	8,891,400	4,197,055	47.2%
Simplício	1,675,788	453,349	27.1%
Batalha	427,488	214,997	50.3%
Serra da Mesa (48,46%) (3)	5,877,960	2,169,448	36.9%
Manso (70%) (3)	805,920	481,336	59.7%

Furnas	5,238,480	1,206,737	23.0%
Luis Carlos Barreto (Estreito)	4,336,200	1,535,084	35.4%
Porto Colômbia	1,620,600	993,977	61.3%
Marimbondo	6,359,760	2,182,636	34.3%
Funil	1,059,960	424,783	40.1%
Corumbá I	1,830,840	1,485,428	81.1%
UHE Passo São João	360,036	519,218	144.2%
UHE Mauá (4)	848,844	1,383,758	163.0%
UHE São Domingos	318,864	344,919	108.2%
PCH Barra do Rio Chapéu	75,424	98,375	130.4%
PCH João Borges	88,826	85,703	96.5%
UHE Balbina	285,487	1,080,441	378.5%

Total	132,645,583	81,521,284	61.5%
(1)	Excluding (i) Itaipu, which is owned equally by Brazil and Paraguay; and (ii) any energy generated through the Company’s participation in SPEs.
(2)	The Balbina and Coaracy Nunes plants are part of the isolated system and do not have an assured energy restriction.
(3)	Eletrobras owns 48.46% of the Serra Mesa plant and 70.0% of the Manso plant.
(4)	Eletrobras owns 49.00% of the Mauá plant.

For additional information on hydroelectric power plants operated by Chesf, Eletronorte and Furnas, see sub-item “Concessions” above..

Hydroelectric utilities in Brazil are required to pay a royalty fee to the Brazilian states and municipalities in which a plant is located or in which land may have been flooded by a plant’s reservoir for the use of hydrological resources, corresponding to 6.75% over generated energy. Fees are established independently by each state and/or municipality as applicable and are based on the amount of energy generated by each utility and are paid directly to the states and municipalities. Fees for the states and municipalities in which Eletrobras operates were R$ 348.874 million in the year ended December 31, 2015, compared to R$ 387 million in 2014, and R$ 406 million in 2013. These fees are recorded as operating costs in its consolidated financial statements.

Eletrobras subsidiaries have acquired concessions for the construction of 10 new hydroelectric power plants. Information regarding these new plants is set out in the table below:

	Installed Capacity	Construction Start Date	Operation Start Date(1)
	(MW)
New power plants:
Santo Antônio	3,568.8	August 2008	March 2012
Belo Monte	11,233.0	August 2011	March 2016
Teles Pires	1,820.0	August 2011	November 2015
Santo Cristo(1)	19.5		-
Coxilha Rica(2)	18.0	-	-
São Manoel	700.0	August 2014	January 2018
Sinop	400.0	December 2013	January 2018
Jirau(3)	3,750.0	December 2009	September 2013

(1) Installation License phase. Beginning of operation scheduled for 22 months after issuance of the Installation License.

(2) Beginning of construction and operation not defined yet, given the negative opinion of Instituto do Patrimônio Artístico Nacional - Iphan.

Eletrobras intends to finance these plants from cash flow from operations, and, if necessary, from financing obtained in the international capital markets and/or multilateral agencies.

Thermal Plants

As of December 31, 2015, Eletrobras owned and operated 121 thermal plants, including Eletrobras’ 49.0% interest in the Serra do Navio plant. Thermal plants include coal, oil, and gas power generation units. The total installed capacity of the Company’s thermal plants was 3,782 MW as of December 31, 2015, compared to 4,159 MW as of December 31, 2014 and 4,556 MW as of December 31, 2013.

The following table sets out information regarding the thermal plants owned by Eletrobras as of December 31, 2015 and for the year ended:

	Installed	Assured Energy	Generated
	Capacity		Energy

	(MW)	(MWh)
UTE Rio Madeira (1)	119	0	0
UTE Santana	178	0	331,535
UTE Rio Branco I (2)	19	0	0
UTE Rio Branco II (2)	33	0	0
UTE Rio Acre	45	0	7
UTE – Santarém (3)	19	0	3,330
UTE Senador Arnon Afonso Farias de Mello (4)	86	0	0
Camaçari (5)	347	401,208	272,991
Santa Cruz (7)	500	3,514,512	2,659,799
Roberto Silveira (Campos)	30	183,960	137,983
P. Médici (Candiota)	320	1,606,584	674,267
Candiota III – Fase C	350	2,298,624	1,537,709
UTE Aparecida	282,5	1,805,819	1,282,132
UTE Mauá	738,1	3,729,684	1,312,081
UTE Electron	0	0	21,629
UT AS São José	73	167,283	235,618
UT FO Flores	125	518,349	409,751
UTE Iranduba	67	325,933	118,139
UTE Serra do Navio	11	183,960	237
Other Isolated Systems	440	1,490,970	1,522,796
Total	3,782	16,226,886	10,520,003

(1)	Assured Energy is only determined in respect of plants from the Interconnected Power System, but not the Isolated system. Most of Eletrobras’ thermal plants are part of the Isolated system.
(2)	Generated Energy does not include energy generated through Eletrobras’ participations in SPEs.

The fuel for the thermal plants is delivered by road, rail, pipeline or waterway, depending on the plant’s location.

Eletrobras seeks to operate its thermal plants at a consistent, optimal level in order to provide a constant source of electricity production. The thermal plants are significantly less efficient and have significantly shorter useful lives, than hydroelectric plants. Eletrobras incurred gross expenditure for fuel purchased for energy production of R$ 1,250 million for Year Ended December 31, 2015, compared to R$ 1,480 million for 2014, and R$ 1,492 million for 2013, which are reimbursed to us from the Fuel Consumption Account (“CCC Account”) in accordance with Law no. 12,111, as of December 9, 2009.

In the case of Isolated Systems, Eletrobras recovered, through repayments of Fuel Consumption Account-CCC, a substantial part of the high operating costs of thermal plants. The Brazilian government created the CCC in 1973 with the purpose of building financial reserves to cover the acquisition costs of fossil fuels to be used in thermal power plants, the National Interconnected System - SIN. The cost was paid by consumers who began to contribute annually to the CCC, through electricity distributors in Brazil. Thus, the CCC actually worked as an insurance fund against an extraordinary situation, such as a lack of rain, which would require increased use of thermal plants. The calculation of total annual required contribution was based on the estimated fuel cost for all thermal power plants over the current year. For each distributor, a proportional contribution, corresponding to the ratio between its energy sales to final customers and the total electricity sales in the country over the previous year, was then allocated. In 1993, the CCC scope was extended to the Isolated Systems, located mainly in the North Region, with a predominance of thermal generation. Part of the costs for the purchase of fuel for thermal generation in these remote areas of northern Brazil, not integrated into the SIN, has received funds from the account.

After the enactment of Law 12.111, from 12/9/2009, the reimbursement for thermal plants of the Isolated Systems ceased to be a fuel acquisition cost, becoming part of the total generation cost for each electrical system not integrated into the SIN. With the enactment of Law No. 12.783, on 1/11/2013, the portion relating to the CCC was no longer included in the final consumer price and consequently, the annual contribution was no longer made by distributors. Additional costs for fuel used in thermal power plants operation began to be covered by funds from the Energy Development Account - CDE. That CDE account is also used to repay the costs of domestic coal sourcing for coal thermal generation in SIN.

Since then, our companies: CGTEE, Eletrobras Amazonas Energia, Eletrobras Distribuição Rondônia, Eletrobras Distribuição Acre, Eletrobras Distribuição Roraima and Eletrobras Eletronorte are receiving funds from CDE to support their thermal plants’ fuel costs, thus reducing the operating costs of each one of its plants.

The following tables set forth information relating to the price paid and amount of fuel purchased for use in the thermal plants owned by Eletrobras in the periods indicated:

	Year Ended December 31
	2015	2014	2013
Type of fuel	(R$ thousands)
Coal	86,840	161,000	138,676
Light oil	3,808,140	4,861,400	3,716,258
Crude oil	60,290	51,000	32,079
Gas	747,640	686,930	990,070
Uranium	286,940	308,600	298,800

Total	4,989,850	6,068,930	5,175,883

	Year Ended December 31
	2015	2014	2013
Type of fuel
Coal (tons)	2,263,988	2,346,209	3,196,524
Light Oil (liters)	757,822,681	647,661,682	887,443,900
Crude oil(tons)	33,728	115,064,050	29,351
Gas (m3)	1,736,443,823	1,603,888,527	1,556,833,498
Uranium (kg)	228,784	255,672	251,596

Nuclear Plants

Nuclear power plants represent a relatively costly source of electricity for Eletrobras. The Brazilian Government, however, has a special interest in the continuing existence of nuclear power plants in Brazil and is required by law to maintain ownership and control over these plants. Accordingly, Eletrobras expects to continue to own 99.9% of Eletronuclear.

Through Eletronuclear, Eletrobras operates two nuclear power plants, Angra 1, with an installed capacity of 640 MW, and Angra 2, with 1,350 MW. In addition, Eletrobras Eletronuclear started the construction of a new nuclear plant, called Angra 3, during the second half of 2009. Eletrobras estimates that construction will be concluded by 2020. On March 5, 2009, IBAMA issued an installation license to Eletrobras Eletronuclear with a validity of 6 years and on March 9, 2009, CNEN issued a partial construction license to Eletrobras Eletronuclear. Once constructed, Eletrobras estimates that Angra 3 will have an installed capacity of 1,405 MW and that the cost of its construction will be R$ 17.3 billion.

The following table sets out information regarding the nuclear plants owned by Eletrobras as of December 31, 2015:

	Installed Capacity	Generated Energy	Assured Energy (1)	Operation Start Date(2)
	(MW)	(MWh)	(MWh)
Nuclear Power Plant:
Angra 1	640	4,102,082	4,465,848	January 1, 1985
Angra 2	1,350	10,706,183	10,553,172	September 1, 2000

Total	1,990	14,808,265	15,019,020

(1) For Eletrobras’ nuclear plants, assured energy is not determined by ONS or any other regulatory body.

(2) Commercial operation in: Angra 1 – January 1985 and Angra 2 – September 2000.

Angra I operated at 72.5% capacity in 2015 in line with industry standards. Accordingly, the assured energy of Angra I was 4,465,848 MWh/yr in 2015.

Angra II operated at 90.4% capacity in 2015 in line with industry standards. Accordingly, the assured energy of Angra II was 10,553,172 MWh/yr in 2015.

Both Angra I and Angra II utilize uranium obtained pursuant to a contract with INB, a Brazilian Government-owned company responsible for processing uranium used in nuclear plants. The fuel elements are shipped by truck to the nuclear plant and under the terms of the contract; Eletrobras Eletronuclear bears responsibility for the safe delivery of that fuel. To date, Eletronuclear (and the previous owner of Angra I –Furnas) has experienced no material difficulty in the transportation of fuel to Angra I and Angra II. In addition, low-level nuclear waste (such as filters and certain resins) is stored in specially designed containers in an interim storage site on the grounds of the plants. As is the case with many other countries, Brazil has not yet devised a permanent storage solution for nuclear waste. High-level nuclear waste (spent nuclear fuel) is stored in the fuel cells (compact storage racks in the fuel pool) of the plants. The liability relating to the decommissioning of nuclear power plants Angra I and Angra II is provided for in its financial statements. The amount of this provision is supported by a technical report of a working group of Eletronuclear created in 2013. In relation to Angra I, the estimated decommissioning cost (as of December 31, 2015) was US$510.35 million and in relation to Angra II, it was US$216,972 million. The economic useful life of the plants was estimated to be 40 years. Eletrobras Eletronuclear makes provisions for the estimated present value of the decommissioning costs related to Angra I and Angra II.

The electricity generated by Eletronuclear during the year ended December 31, 2015 was sold pro rata among a group of energy distribution companies at a regulated price pursuant to ANEEL Resolution No. 1,405/14. These sales resulted in a fixed income of R$ 2.246 million during the year ended December 31, 2015.

Sales of Electricity Generated

Eletrobras sold approximately R$ 19.576 million of electricity generated in 2015, compared to R$ 21.114 million in 2014 and R$ 16,435 million in 2013. These sales are made only to distribution companies (which constitute the main sources of sales of electricity generated) or free consumers. We own certain distribution companies that operate in the northern and northeastern regions of Brazil and we sell a relatively small portion of the electricity we generate to these distribution companies, which does not give rise to revenues in its generation segment as discussed in “Distribution.”

Eletrobras sells the electricity generated pursuant to both supply contracts with industrial end-users and to an auction process for sales to distribution companies. The following table sets forth, by type of sale, sales of electricity generated in the regions served by Eletrobras in the periods presented:

	Year ended December 31
	2015		2014		2013
	(R$ thousand)	(MWh)	(R$ thousand)	(MWh)	(R$ thousand)	(MWh)
Type of sale:
Auctions and initial contracts	12,310,243	45,487,632	12,175,362	41,391,581	8,066,674	50.931.997
Maintenance and operating income	1,882,637	66,654,337	1,803,127	68,789,819	2,198,235	68.195.747
Contracts executed in free scenario or bilateral contracts	5,383,361	34,728,231	7,135,079	41,877,430	6,170,136	34.790.485
Total	19,576,241	146,870,200	21,113,568	152,058,830	16,435,045	153.918.229

With respect to supply contracts, the amount that Eletrobras receives from each sale is determined on the basis of a “capacity charge,” an “energy charge” (or, in some cases, both). A capacity charge is based on a guaranteed capacity amount specified in MW and is charged without regard to the amount of electricity actually delivered. The charge is for a fixed amount (and so is not dependent on the amount of electricity that is actually supplied). In contrast, an energy charge is based on the amount of electricity actually used by the recipient (and is expressed in MWh). The sales of electricity (through the subsidiaries Chesf and Eletronorte) to final consumers, especially to industrial customers, are billed on the basis of both a capacity charge and an energy charge. With respect to auction sales, invitations to participate in auctions are prepared by ANEEL and, in the event that Eletrobras is successful, it enters into sale and purchase contracts with the relevant distribution company for an amount of electricity that is proportionate to such company’s estimated demand over the contract period.

Transmission

Transmission of Electricity

Billings in its transmission segment are fixed by ANEEL, which sets a fixed billing each year. Net revenues (including financial revenues at the holding company level) from transmission represented 17.4% of its total net revenues (after eliminations) in 2015, compared to 29% in 2014 and 19% in 2013. The electricity that we generate is transported through Brazil’s tension transmission network, with 60,997 km of transmission lines belonging to us above 230 kV as of December 31, 2015, compared to (60,502 km in 2014 and 53,706 km as of December 31, 2013). Including its partnerships with private companies in SPCs/Consortia Eletrobras has approximately 68,085 km above 138 KV in operation as of December 31, 2015. For further information, see “Lending and Financing Activities – Equity Participation.” In Brazil, the majority of hydroelectric plants are located a considerable distance from the major load centers and therefore, in order to reach consumers, an extensive transmission system has been developed. Transmission is the bulk transfer of electricity, at very high voltages (from 230 kV to 750 kV), from the generation facilities to the distribution systems at the load centers by means of the transmission grid. There is one Interconnected Power System in Brazil that links the northern and northeastern regions to the south and southeast regions. Coordinating the transmission systems is necessary to optimize the investments and operating costs and to ensure reliability and adequate load supply conditions throughout the Interconnected Power System.

The map below shows the geographic location of its transmission assets as of December 31, 2015:

Transmission Concessions

As of December 31, 2015, the transmission operations of Eletrobras were carried out pursuant to the following concessions granted by ANEEL (excluding transmission operations carried out through any SPEs):

	Total Length	Voltage Levels	Average years remaining of concession
	(km)	(kV)
Furnas	19,906	69 – 750	27.3
Chesf	19,885	69 – 500	27.6
Eletrosul	10,720	69 – 500	27.1
Eletronorte	10,776	69 – 500	27.4
Amazonas Energia	762	69 – 230	Not applicable

Due to the development of the hydroelectric resources of the Amazon region, which requires the transmission of large amounts of energy, Brazil has developed the Interconnected Power System. A national transmission grid provides generators with access to customers in all regions. Furnas and Eletronorte built the first north-south transmission system linking the northern and southern regions of Brazil, which consists of approximately 1,250 km of 500 kV transmission lines and which began operation in 1998. A second north-south transmission system, the construction of which was funded by the private sector, began operation in 2004. The following table sets forth the length of transmission lines (in km) by subsidiary and by voltage as of December 31, 2014:

	750 kV	600 kV (CD)(1)	525/ 500 kV	345 Kv	230 kV	138 kV	132/ 13.8 kV	Total
Company:
Chesf	—	—	5,207	—	13,904	463	311	19,885
Eletronorte	—	—	3,243	—	6,371	959	203	10,776
Eletrosul	—	—	3,709	—	5,092	1,851	69	10,720
Furnas	2,698	1,612	4,669	6,305	1,929	2,528	165	19,906
Amazonas GT	—	—	—	—	439	—	—	439
Amazonas Energia	—	—	—	—	—	14	308	322

Total(2)	2,698	1,612	16,828	6,305	27,735	5,815	1,056	62,049

(1)             DC means direct current.

(2)            This table does not include transmission lines owned by SPEs in which Eletrobras participates.

Had such transmission lines been included, the total would be 64,364 km.

The following table sets forth, on a consolidated basis, the percentage of the total transmission grid above 230 kV in Brazil that Eletrobras was responsible for as of December 31, 2015, considering its participations in SPEs:

	750 kV	600 kV (CD)(1)	525/ 500 kV	400 kV	345 kV	230 kV	Total
Company:
Eletrobras	100.00	30.88	44.94	0.00	61.54	43.88	47.08
Others	0.00	69.12	55.06	100.00	38.46	56.12	52.92

Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00

        (1)      DC means direct current.

Except in relation to a small portion of transmission lines of Eletronorte located in the isolated system, the transmission lines in the Interconnected Power System are totally integrated.

As of December 31, 2015, Eletrobras owned approximately 47.0% of all transmission lines in Brazil (230 kV and above) and, as a result, received fees directly from consumers of its transmission subsidiaries. Net operating revenues from transmission were R$ 5,611 million in 2015, compared to R$ 4,701 million in 2014 and R$ 4,203 million in 2013. As a generation company, Eletrobras must also pay a tariff in respect of its transmission of electricity over those transmissions that it does not own. Taking into account all transmission lines in Brazil (230 kV and above), this means Eletrobras pays a tariff in respect of 77.37% of all transmission lines in Brazil.

Losses of electricity in the transmission system of Eletrobras were, in 2015, approximately 1.82% of all electricity transmitted in the system.

Eletrobras operates as part of an integrated and coordinated national electricity system for Brazil. The Concessions Law authorizes Eletrobras to charge fees for the use of its transmission system by other electricity companies.

Expansion of Transmission Activities

In 2015, Eletrobras invested R$ 3.4 billion in transmission systems, R$ 2.26 billion in its own facilities and R$ 1.15 billion in partnerships, representing approximately 80% of its budget (R$ 4.27 billion) for the year.

The most relevant projects currently under development are:

(i)

transmission system in southeastern Brazil with 1,067 kilometers of transmission lines in 525kV and 735Km of 230KV transmission lines, as well as eight new substations, which will allow the transmission of the energy produced in the region.

(ii)

987km interconnection of 230kV transmission lines between the states of Mato Grosso and Rondônia, in the northern region of the country. Investments planned by 2018 should reach about R$ 3 billion; and

(iii)

Eletrobras and State Grid are responsible for the interconnection of the Belo Monte plant through 2,092 km of 800KVCC transmission lines with 4.000MW transmission capacity, in which approximately R$ 4.5 billion were invested. The beginning of operations is planned for 2018.

Distribution

Distribution of Electricity

We operate in distribution activities. Net revenues (including financial revenues at holding company level), from distribution represented 49.6% of Eletrobras total net operating revenues (before eliminations) in 2015, compared to 27.3% in 2014 and 17.7% in 2013.

On September 26, 2014, its shareholders approved the acquisition of a 50.9% interest in CELG-D. This transaction closed on January 27, 2015 when we disbursed R$ 59.5 million in respect of the acquisition. Accordingly, the balance sheet of CELG-D is fully consolidated into its balance sheet as of December 31, 2014 and the results of operations and cash flows of CELG-D are fully consolidated into its income statement and cash flows from October 1, 2014.

In connection with the acquisition, the State of Goiás will continue to maintain the FUNAC support fund for CELG-D for a further twenty-seven years to indemnify Eletrobras for certain litigation related expenses incurred prior to its acquisition. The State of Goiás initially allocated R$ 10.0 million for FUNAC.

In the event the CELG-D concession, which is due to expire in July 7, 2015, is extended, Celgpar, the owner of 49% of the shares of CELG-D, can opt to sell its interest in CELG-D and can require Eletrobras to sell some of its share in CELG-D at the same price, in a transaction that will result in a change of control of CELG-D. If Eletrobras, subsequent to an extension of the concession, wants to sell its interest in CELG-D and Celgpar opts not to sell its shares, Eletrobras could separately sell it.

The National Privatization Council (“CND”), through Resolution no. 005, dated May 5, 2015, recommended the inclusion of CELG -D in the National Privatization Program – (PND), later confirmed by Presidential Decree no. 8,449, issued in May 2015. We, as recommended by CND and in compliance with Section 10 of Law no. 9491/1997, deposited the shares issued by CELGD and held by Eletrobras in the National Privatization Fund – (FND).

In the 164th Extraordinary General Meeting of Shareholders of Eletrobras, held on December 28, 2015, the extension of the concession of CELG-D was approved for another 30 years, in accordance with Decree No. 8461, from June 2, 2015, ANEEL’ Decision No 3540, from October 20, 2015, Official Letter No. 3/2015-SE-MME and draft agreement released by ANEEL.

Besides, during the same meeting, the majority of the shareholders approved the sale of the controlling interest in CELG-D through a privatization auction to be organized by BM&FBOVESPA, for the minimum price and conditions set out in CND Resolution No. 11/2015. In December 2015, the 5th Amendment to the Concession Agreement nº 063/2000 was executed for another 30 years, by and between MME and CELG-D.

Distribution Companies

The following companies in Eletrobras Group undertake distribution activities pursuant to distribution concessions granted by ANEEL:

●	Amazonas Energia Distribuição, which distributes electricity in the city of Manaus, state of Amazonas, pursuant to a concession that ends on July 7, 2015;

●	Boa Vista Energia, which distributes electricity to the city of Boa Vista, in the State of Roraima, pursuant to a concession that ends on July 7, 2015;

●	CEAL, which distributes electricity in the State of Alagoas pursuant to a concession that ends on July 12, 2015;

●	VELG-D, which distributes electricity in the state of Goiás, pursuant to a concession that ends on July 7, 2015;

●	CEPISA, which distributes electricity in the State of Piauí pursuant to a concession that ends on July 12, 2015;

●	CERON, which distributes electricity in the State of Rondônia pursuant to a concession that ends on July 12, 2015; and

●	Eletroacre, which distributes electricity in the State of Acre pursuant to a concession that ends on July 12, 2015;

The table below indicates relevant operational numbers of the distribution companies owned by Eletrobras as of December 31, 2015:

Company	Number of consumers	Number of cities served	Distribution grid (km)	Substations
Amazonas Energia Distribuição	898,365	62	47,806	24
CEAL	1,045,270	102	42,043	40
CEPISA	1,172,997	224	87,929	84
CERON	589,332	52	57,647	60
Eletroacre	245,344	22	19,218	15
Boa Vista Energia	106,236	1	3,553	3
CELG-D	2,801,309	237	213,289	329

CEAL, CEPISA, CERON, Eletroacre, and CELG-D were previously owned by the individual Brazilian state in which each respective company operated. Companhia Energética de Roraima, which is owned by the State of Roraima, transferred the assets and liabilities pertaining to the city of Boa Vista to a company controlled by Eletronorte, Boa Vista Energia. Eletrobras first made equity investments in these companies in 1996 with the objective of improving their financial condition and preparing them for privatization. Amazonas Energia was created in 2008 as a result of the merger between Ceam and Manaus Energia S.A. Ceam was also previously owned by the Brazilian state in which it operated and Eletrobras also made an investment in Ceamin 1996 with the objective of improving its financial condition and preparing it for privatization.

Amazonas Energia, CEAL, CEPISA, CERON, Boa Vista Energia, and Eletroacre operate in particularly challenging market conditions – the North and Northeastern regions of Brazil are among the very poorest regions in the country. One of the principal continuing challenges of Eletrobras in respect of these companies is reducing the amount of commercial losses (principally being the theft of electricity) and customer defaults that these companies suffer from. Eletrobras is attempting to address these problems by developing mechanisms that make theft of electricity more difficult and by renegotiating debts that customers of these companies currently owe.

Management Structure for the Distribution Activities

In May 2008, Eletrobras implemented a new management structure for distribution activities. After that, the boards of directors of Amazonas Energia D, Ceal, Cepisa, Ceron, Boa Vista Energia and Eletroacre were composed by the same individuals. The purpose of this structure was to focus, among other matters, on proposals for financial strategies and targets to improve the financial situation of these companies. The model was in force until June 2014.

The model has been improved over the years. The Chief Financial Officer of Eletrobras also acts as CFO of Amazonas Energia Distribution. The other distribution companies of Eletrobras have the same composition of their boards of directors, and each of them has a different CEO. In this sense, the commercial executive officer, the management, planning and expansion executive officer, the regulation executive officer, the special projects executive officer and the CFO are the same for all Eletrobras distribution companies.

Transmission and Distribution System

Eletrobras’ transmission and distribution grid consists in transmission lines and substations with varying voltage ranges. The clients served through Eletrobras’ distribution grid are classified by voltage level. With respect to the distribution to state utilities and industrial companies, Eletrobras distributes electricity at higher voltage levels (up to 750 kV), while it distributes to residential and certain commercial companies at lower voltage levels (either at 230 kV, 138 kV or 69 kV).

System Performance

The following table sets forth information concerning electricity losses for the distribution companies owned by Eletrobras, and the frequency and duration of electricity outages per customer per year for the periods indicated:

	Year Ended December 31
	2015	2014(1)	2013
Technical losses	9.57%	9.51%	19.70%
Commercial losses	15.12%	14.11%	20.98%
Total electricity losses	24.69%	23.62%	30.69%

Outages:
Frequency of outages per customer per year (number of outages)	25.26	26.88	26.89
Duration of outages per customer per year (in hours)	38.7	39.89	40.61
Average response time (in minutes)	321.98	384.43	309.5

(1) Not including CELG-D

Electricity Losses

Eletrobras experiences two types of electricity losses: technical losses and commercial losses. Technical losses are those that occur in the ordinary course of distribution of electricity. Commercial losses are those that result from illegal connections, fraud or billing errors. Total electricity losses for Eletrobras distribution business was 24.69% of the energy generated and bought in the year ended December 31, 2015 compared to 23.62% of the energy generated and bought in the year ended December 31, 2014 and 30.69% of the energy generated and bought in the year ended December 31, 2013.

The commercial losses of these companies reached 15.12% of the electricity generated and sold during the year. The shift in the constant downward trend over recent years, with growth of about 1% in 2015, is attributed to the extraordinary increase in tariffs (on average above 30%) and the slowdown of the country’s economic activity, which caused a reduction in household income and in the consumption of the industrial sector.

This transition period in the economy and the Brazilian electric sector due to the severe drought caused difficulties for the vast majority of Brazilian Distribution companies due to increased expenditure with the purchase of energy for resale, as well as increased expenses with operating actions to fight delinquency and energy theft.

Without the possibility of raising funds in the financial market, given the postponement of the process of concession renewal, without any additional funds from tariffs, with the increase totally directed to the purchase of energy and associated costs, these effects should be object of claims to the Regulation Agency for acknowledgment in the future readjustment process and review of tariffs.

The reduction in the level of commercial losses of distribution companies presents a constant challenge. Aside CELG D, which has relatively low levels of losses, other companies have taken a loan with the World Bank in the amount of US$ 495 million for the project “Eletrobras Distribution Rehabilitation Project”, which main purpose is to improve the quality of our services and improve the economic and financial condition of our distribution companies. This project is intended to reduce losses and hence strengthen the operating income of our distribution companies. We noted that, in 2015, this was the only resource available to fight losses.

272 GWh of consumed energy that had not been billed in the past were recovered thanks to inspection activities at consumer units. In addition, during the year, over 560 GWh of energy were added to the revenue due to the regularization of measurements, with the replacement of obsolete meters and installation of protected cable and real time monitored gauges at high tension consumers. Although these are significant results, they were not enough to cope with the increase of technical and commercial losses.

The following table sets out information regarding total losses in the distribution segment of Eletrobras recorded by each distribution company set forth below:

	Year Ended December 31
	2015	2014	2013
	(percentages)
Company:
CEAL	25.23	24.81	26.13
CEPISA	30.48	29.30	29.97
CERON	26.74	23.24	23.97
Eletroacre	23.32	23.65	24.26
Amazonas Energia	40.43	37.63	38.34
Boa Vista Energia	11.57	11.53	12.12
CELG-D	11.93	12.94	12.47

Power Outages

With respect to the Interconnected Power System, Eletrobras aims to respond to repair requests within one and a half to two and a half hours, depending on the scale and nature of the problem. Eletrobras’ average response time in the Interconnected Power System in the year ended December 31, 2015 was 8.42 hours. The following table sets forth the average response time, in hours, to repair requests in the Interconnected Power System:

	Year Ended December 31
	2015	2014	2013
Company:
CEAL	3.92	5.07	6.80
CEPISA	6.53	5.93	5.51
Eletroacre	7.04	8.12	8.06
CERON	4.84	4.30	4.44
CELG-D	6.71	5.29	-
Average	5.80	5.74	6.21

With respect to distribution operations in the isolated system, Eletrobras aims to respond to repair requests within half an hour to two hours, depending on the scale and nature of the problem. Eletrobras’ average response time in the Isolated system in 2015 was 5.53 hours. The following table sets forth the average response time, in hours, to repair requests in the isolated system:

	Year Ended December 31
	2015	2014	2013
Company:
Amazonas Energia	5.57	6.05	4.90
Boa Vista Energia	1.91	1.48	1.23

Average	3.74	3.76	3.06

Custumers

The following table sets forth Eletrobras’ total distribution of electricity in terms of MWh, by type of user, for the periods indicated:

	Year Ended December 31
	2015	2014	2013(1)
		(MWh)
Distribution to:
Industrial	5,262,677	5,566,288	3,083,189
Residential	11,527,085	10,971,668	6,115,359
Commercial	6,253,194	6,029,746	3,452,928
Rural	2,076,915	2,038,532	739,221
Public lighting	1,436,622	1,331,245	750,068
Others	2,960,647	2,886,727	2,021,417

Total	29,517,140	28,824,206	16,162,182

(1) Not including Celg-D, acquired by Eletrobras on September 26, 2014.

Tariffs

Eletrobras classifies its customers into two different groups, Group A and Group B, based on the voltage level at which Eletrobras supplies the electricity, according to installed capacity and location in relation to the grid, defined by sector law titled “General Terms to Supply Electricity in Brazil.” There are different tariffs according to the usage purpose (such as residential, commercial, industrial, rural, public service, etc.). Tariffs charged for the sale of electricity to end users are determined under the terms in concession agreements and regulations established by the Regulatory Entity – ANEEL. These concession agreements and regulations establish a cap on tariffs that provides for annual, periodic and extraordinary adjustments. For more information on tariff regulations, see item 7.5 of this Reference Form.

Group A customers receive electricity at 2.3 kV or higher. Tariffs for Group A customers are based on the voltage level at which electricity is supplied, and the time of year and the time of day electricity is supplied. Consumer tariffs are composed of two components: a “capacity charge” and an “energy charge”, as well as the extraordinary charge for low power factor (Reactive Energy).

The capacity charge, expressed in reais per MW, is based on the higher of: (i) contracted firm capacity; or (ii) power capacity actually used. The energy charge, expressed in reais per MWh, is based on the amount of electricity actually consumed. Tariffs charged to Group A customers are lower than those for Group B customers because Group A customers consume electricity at higher voltage ranges, and therefore avoid the costs associated with lowering the electricity voltage as is required for consumption by its Group B customers.

Group B customers receive electricity at less than 2.3 kV (220V and 127V). Tariffs for Group B customers consist solely of an energy consumption charge and are based on the classification of the customer.

Billing Procedures

The procedure Eletrobras uses for billing and payment for electricity supplied to its customers is determined by customer category. Meter readings and billing occur simultaneously on a monthly basis for consumers, with the exception of rural consumers whose meters are read in intervals varying from one to three months, as authorized by relevant regulation. Bills are prepared from meter readings or on the basis of estimated usage. Low voltage customers are billed within five business days after the invoice date. In case of nonpayment, a notification of nonpayment accompanied by the next month’s invoice is sent to the customer and a period of 15 days is provided to satisfy the amount owed. If payment is not received within three business days after the 15-day period, the customer’s electricity supply is suspended. High voltage customers are billed on a monthly basis with payment required within five business days after the invoice date. In the event of non-payment, a notice is sent to the customer two business days after the due date, giving a deadline of 15 days to make payment. If payment is not made within three business days after the notice, the customer is subject to discontinuation of service.

As of December 31, 2015, 2014 and 2013, customers in default represented an average of 10.39%, 11.29%, and 14.6% of annual net revenues, respectively. These default rates have generally remained stable over recent years and Eletrobras does not expect to see material changes in these default rates in the foreseeable future.

Purchase of Electricity for Distribution

Eletrobras purchased 30.7 GWh of electricity for distribution in 2015, compared to 21,122 GWh in 2014 and 16,873 GWh in 2013. its distribution companies purchase electricity in the public auction process from a pool of generation companies that provide bids setting out the maximum price at which they will supply electricity. After all bids are received, the average price of all bids is calculated and this is the price that we pay for the electricity. The purchase is made from all generation companies that provided bids.

Lending and Financing Activities

Loans Made by Eletrobras

Brazilian law allows Eletrobras to only lend to its subsidiaries. Historically, Brazilian law allowed us to act as lender to its subsidiaries and to public energy utilities under its control. While certain of those subsidiaries are no longer in its group, the majority of its loans are to related parties. Prior to the privatization of the Brazilian electricity industry that began in 1996, this was a particularly widespread part of its operations because most companies in the industry were state-owned, allowing us to engage in lending activities to them. However, as the result of privatization, the number of companies to whom Eletrobras may lend has diminished and lending is no longer a significant aspect of its business. The total amounts Eletrobras recorded on its balance sheet: R$ 17.6 billion, R$ 14.7 billion, and R$ 15.2 billion as of December 31, 2015, 2014, and 2013, respectively. Of this total amount, loans to Itaipu accounted for R$ 14.8 billion, R$ 11.7 billion, and R$ 11.9 billion as of December 31, 2015, 2014, and 2013.

Sources of Funds

We obtain funding for its lending activities from loans from financial institutions and offerings in the international capital markets. As of December 31, 2015, its consolidated long-term debt was R$ 42,174 million, compared to R$ 34,608 million as of December 31, 2014 and R$ 30,507 million as of December 31, 2013, with the majority of its foreign currency debt (approximately 38% over the three-year period) denominated in U.S. dollars. Further details of its borrowings are set out in “Liquidity and Capital Resources – Cash Flows.” For more information on the Company indebtedness, see item 10.1(f) in this Reference Form.

In addition, Eletrobras utilizes borrowings from the RGR Fund, which it administers, to on-lend to its subsidiaries and other electricity companies. As of December 31, 2015, 2014, and 2013, Eletrobras incurred interest at 5.0% in respect of borrowings from the RGR Fund and charge an average administrative fee of up to 2.0% on funds which we on-lend to subsidiaries and other entities.

Equity Participation

Eletrobras acts as a minority participant in private sector generation and transmission companies and specific purpose entities (SPEs). Eletrobras is also authorized to issue guarantees for those companies in which it participates as an equity investor. Eletrobras is constantly considering investments in a number of such companies, focusing primarily on those in line with its strategy of building on its core businesses of generation and transmission.

The current participations that Eletrobras has are in private sector generation and transmission companies and specific purpose entities (SPEs). Participation is determined primarily on merit and profitability criteria based on Eletrobras’ managerial controls.

For information on the generation companies and transmission lines in the Eletrobras’ companies have participation as of December 31, 2014, see item 8.1 of this Reference Form.

Insurance

Eletrobras maintains insurance for fire, natural disasters, accidents involving third parties, certain other risks associated with the transportation and assembly of equipment, construction of plants, and multi-risks. Its subsidiaries and Itaipu have similar insurance coverage. Eletrobras does not have insurance coverage for business interruption risk because it does not believe that the high premiums are justified by the low risks of a major disruption, considering the energy available in the Interconnected Power System. Eletrobras believes that Eletrobras maintains insurance that is both customary in Brazil and adequate for the business in which it engages.

International Operations

As part of its strategy, we still continue to explore opportunities in international electricity markets and selectively identify profitable opportunities in those markets for the future, mainly related to the integration of the electrical power systems in the Americas. According to its internationalization plan, Eletrobras has established representative offices in Lima, Peru; Panama City, Panama and Montevideo, Uruguay. Those offices also provide a connection between us and partners in Latin America. Eletrobras is actively seeking to invest in renewable generation projects in other Latin American countries and Eletrobras has already begun to commercialize power with some of these countries. We also hold equity interests in three SPEs, in Uruguay, Peru and Nicaragua, for wind and hydro generation projects. We achieved an important milestone in 2014 as we started its first energy generation project abroad, a wind farm in Uruguay. Furthermore, Eletrobras is completing the construction in Brazil of an interconnection line between Brazil and Uruguay, which is scheduled to start commercial operations in 2015. As part of the expansion strategy, Eletrobras may also identify and pursue selected growth opportunities, including renewable generation and transmission lines, outside of South America, notably in Africa.

Status of Undergoing International Projects

In 2015, Eletrobras maintained its strategy of developing an international presence in the electric power market, directly or by partnerships through SPEs, seeking projects in renewable energy generation and transmission that met a rigorous evaluation of risk and return. Such international presence is according to the Management and Business Plan of Eletrobras’ companies and aims to create value for Eletrobras with investment opportunities with the proper return and benefits brought by continental energy integration.

In 2015, Eletrobras continued with studies on hydroelectric plants, transmission lines and renewable energy generation in the American and African continents. In America, the highlight should be on the studies on hydroelectric developments in Guyana, Nicaragua, Peru and wind power in Uruguay, as well as those related to the international transmission system in the region of the Guyanas, including Brazil, named “Arco Norte.”

It is important to note that, in 2015, the Artilleros Wind Farm (65 MW) began to operate to its fullest capacity. Located in Colonia, Uruguay, Artilleros is the result of the association between Eletrobras and Administración Nacional de Usinas y Trasmisiones Eléctricas (UTE) in the Uruguayan SPE, Rouar S.A. This is the first international venture of Eletrobras to come into operation.

Regarding the regional electrical integration process, Eletrobras worked to strengthen the relations with regional actors. As a result, Eletrobras may highlight the power supply agreement with UTE signed in December 2015, the intensification of works involving the exploitation of the energy potential in the border with Bolivia, as well as the advancement of the studies under Project Arco Norte.

In February 2015, the Generation License was signed with the Nicaraguan government, starting a 39-year concession period for the construction and operation of the Tumarín Project, a hydroelectric power plant of 253 MW located in the Autonomous Region of South Caribbean. This plant will generate in average 1,184 GWh/year, which would mean about 21% of the electricity demand in Nicaragua and shall replace part of the electricity supply coming from oil thermal sources, contributing to a cleaner and renewable energy source. In 2015, Eletrobras also continued its activities related to the financial structuring of the Tumarin project.

In the African continent, Eletrobras continues to search opportunities to enter the energy market in clean and renewable generation and transmission projects in Mozambique, Nigeria, and the Democratic Republic of Congo, considering the relevant hydroelectric potential of the area and the great need for energy in the continent. This search for opportunities has advanced with the signing of agreements and dialogues with governments of such countries, as well with private players interested in partnerships in this region.

In December 2015, the International Project Portfolio was comprised of 11 projects. The total of assets in the Portfolio was 9,280 MW in generation and 900 kilometers of transmission lines, over the same period.

Strategic Participation in International Entities

Eletrobras plays the role of executive agent at the Brazilian Regional Energy Integration Committee (BRACIER), which brings together about 40 companies of the Brazilian electricity sector, being one of the 11 committees of the Regional Energy Integration Committee (CIER), to which about 270 organizations operating in the electricity sector in Latin America are associated. Research and studies in the fields of generation and transmission are coordinated by Eletrobras.

Currently, the president of Eletrobras, Mr. José da Costa Carvalho Neto, is the Chair of the World Energy Council Program Committee - WEC (World Energy Council), an association that brings together the key leaders and energy sector organizations of the world and seeks to disseminate strategies related to energy issues with the holding of high-profile events, the publication of studies and the participation of its network members. In 2015, Eletrobras attended the main WEC events.

In September 2015, Eletrobras signed a Memorandum of Understanding with the Southern African Power Pool (SAPP) which is a cooperation entity between national electricity companies of the countries of southern Africa, aiming at the exchange of experiences, new possibilities of partnerships or cooperation, and especially at the prospecting of the most profitable business opportunities in Africa.

Interconnection Operations with Neighborhood Countries:

Eletrobras operates international interconnections with Paraguay, through the Itaipu plant; with Argentina, through a 132 kV transmission line which interconnect the Uruguaiana substation to the Paso de los Libres substation; with Venezuela, through a 230 kV transmission line, with a 200 MW capacity, which connects Boa Vista (RR) to the town of Santa Elena; and with Uruguay through the 230 kV transmission line interconnecting Rivera frequency converter (70 MW) to the Livramento substation.

In the south of Brazil, the testing phase of the Brazilian portion of the interconnection Brazil – Uruguay started in 2015. It will connect the SE Presidente Médici, located in Candiota/RS and the SE San Carlos, close to Punta del Este, Uruguay. The line is expected to come into commercial operation in 2016.

The entry into operation of that interconnection increases the energy potential to be imported by Brazil through the power supply agreement executed by Eletrobras and the Uruguayan state company UTE in December 2015. UTE and Eletrobras signed in 2015 a Commercial Service Agreement through which Eletrobras shall be the trader for the energy import and export transactions on the border between Brazil and Uruguay.

In the Amazon region, Eletrobras continued to work on the Arco Norte project evaluation study, together with the IDB and other electric power state companies of Suriname, Guyana and France. The Project is a regional system of electricity transmission, which purpose is to establish an electrical interconnection between the states of Roraima and Amapá, through the neighboring territories of Guyana, Suriname and French Guiana. The project feasibility study was funded by the IDB and its first phase (baseline study) was completed. The next step refers to the pre-feasibility study, which shall be concluded on the 2nd quarter of 2016. These are the first steps of a project aimed at the construction of a transmission line of approximately 1,800 km, in order to form a great arc that will ensure the transport of energy generated by new generation projects located in Brazil, Guyana, Suriname and French Guiana.

c) Market characteristics, particularly: (i) Share in each market and (ii) Competition in the markets

The Brazilian electric power system is comprised of the National Interconnected System (“SIN”), constituted by the South, Southeast/Midwestern, North and Northeast subsystems, and by several individual and smaller systems in the north and west regions of the country.

The Federal Constitution considers the hydraulic power potentials as Federal Government’s assets, and designates to the Federal Government the competence to, directly or by means of concessions, authorize or grant licenses to third parties, explore services and electric power facilities and the energetic use of the rivers. The Federal Government is also responsible for establishing a national system for the management of water resources and for determining criteria for granting rights to their use, for registering, following-up and supervising concessions granted in connection with research and exploration of water resources, and also for legislating about water and electric power.

ANEEL was established on December 26, 1996, through law no. 9,427. It is an agency subject to a special regime, under the Ministry of Mines and Energy (“MME”), which purpose is to regulate and supervise the generation, transmission, distribution and trading of electric power, in compliance with the policies and guidelines issued by the Federal Government.

ANEEL is responsible, among other things, for: implementing policies and directives issued by the Federal Government for the exploration of electric power and the use of hydraulic potentials; promoting bidding processes to grant concessions for electric power generation, transmission and distribution and for the use of hydraulic potentials; granting, allowing and authorizing electric power facilities and services; ensuring fair tariffs; supervising the service quality; demanding investments; entering into and managing concession or permission contracts for electric power utilities and for use of public property, issuing authorizations, as well as supervising concessions and services provided in connection with electric power.

In 1997, Law No 9,433/1997, also known as “Waters Act”, was enforced. It established the National Policy for Water Resources and created the National System for Water Resources Management (Singreh). The water is considered an asset of public domain and a limited natural resource with economic value. Moreover, the legal instrument establishes that the water resources management must enable multiple uses of water resources and must be decentralized and rely on the participation of the Public Authorities, users and communities.

Law No 9,984, as of July 17, 2000, established the creation of the National Water Agency (ANA), an agency subject to a special regime, under the Environment Ministry, with the purpose of implementing, within its scope, the National Policy for Water Resources, integrated with the National System for Water Resources Management. Moreover, among other things, ANA has the power to supervise, monitor and evaluate the actions and activities deriving from the compliance with the federal legislation related to water resources, to normatively monitor the implementation, operation, control and evaluation of the instruments of the National Policy for Water Resources, to grant, through authorization, the right of use of water resources in water bodies of the Federal Government’s domain, to supervise the water resources use in water bodies of the Federal Government’s domain; to prepare technical studies in order to subsidize the definition, by the National Water Resources Council, of the amounts to be charged for the use of the water resources under the Federal Government’s domain, based on mechanisms and quantities suggested by the Watershed Committees, to establish and supervise operational conditions for reservoirs by public and private agents, focusing on ensuring the multiple use of the water resources, according to the terms included in the water resources plans of the respective watersheds.

(i) Market share for each market:

Generation

As of December 31, 2015, Eletrobras was responsible for 45,391MW of the total installed capacity of electricity generation in Brazil, corresponding to approximately 32% of the total national capacity as of such date.

As of December 31, 2014, Eletrobras was responsible for 44,156MW of the total installed capacity of electricity generation in Brazil, corresponding to approximately 33.0% of the total national capacity as of such date.

As of December 31, 2013, Eletrobras was responsible for 42,987MW of the total installed capacity of electricity generation in Brazil, corresponding to approximately 34.0% of the total national capacity as of such date.

Transmission

As of December 31, 2015, Eletrobras was responsible for 60,997 kilometers of transmission lines with voltage higher than 230Kv, corresponding to approximately 47% of the total transmission lines in Brazil as of such date.

As of December 31, 2014, Eletrobras was responsible for 60,502 kilometers of transmission lines with voltage higher than 230Kv, corresponding to approximately 48% of the total transmission lines in Brazil as of such date.

As of December 31, 2013, Eletrobras was responsible for 57,290 kilometers of transmission lines with voltage higher than 230Kv, corresponding to approximately 50% of the total transmission lines in Brazil as of such date.

Distribution

As of December 31, 2015, Eletrobras was responsible for supplying electricity to 6,858,853 consumer units through 471,485 kilometers in distribution lines, servicing approximately 8.5% of the Brazilian population.

As of December 31, 2014, Eletrobras was responsible for supplying electricity to 6,658,417 consumer units through 464,685 kilometers in distribution lines, servicing approximately 8.5% of the Brazilian population.

As of December 31, 2013, Eletrobras was responsible for supplying electricity to 3,806,960 consumer units through 248,375 kilometers in distribution lines, servicing approximately 5% of the Brazilian population.

(ii) Competitive conditions.

Brazilian Federal Constitution determines that development, use and sale of electric power can be directly performed by the Brazilian Government or indirectly through concessions, permissions or authorizations. Historically, the Brazilian electric power industry has been governed by concessionaires of generation, transmission and distribution controlled by the Brazilian Government. In recent years, Brazilian Government has taken certain measures to remodel the power industry. In general, the purpose of those measures was to increase the function of private investment and to eliminate restrictions to foreign investment, increasing thus competition in power industry.

Considering that public services of electric power generation, transmission and distribution are subject to concession agreements granted by the public authorities, there is no competition in the exploration of such concessions during the entire term period of the aforementioned agreements. However, there is a significant competition in the bidding period for new concessions.

As per set forth in Law No 10,848, as of March 15, 2004 (“Law of the New Electricity Sector Model”), and according to the new electric sector model, the electric power may be commercialized under the Regulated Contracting Environment (“ACR”), which should be preceded by auctions and formalized by means of an agreement by and between generation companies and distribution companies pursuant to the terms of the auction, or under the Free Contracting Environment (“ACL”), segment in which operations of electric power purchase and sale are performed through bilateral contracts freely negotiated among generators, trading companies and free consumers.

For participation in ACL purposes, the free consumers may be:

a.

consumer units with electric charge higher than or equal to 3,000 kW served in voltage higher than or equal to 69 kV – in general, consumer units of subgroups A3, A2 and A1. New consumer units established after May 27, 1998, with demand higher than or equal to 3,000 kW, which are served in any voltage are also free to choose their supplier. Such consumers may purchase electric power from any generation or trading agent; and

b.

consumer units with demand higher than 500 kW served in any voltage, being restricted to the electricity derived from so-called subsidized sources, as follows: Small Hydroelectric Plants (“PCHs”), Biomass Plants, Wind Power Plants and Cogeneration Qualified Systems.

In addition, electric companies are subject to the provisions of ANEEL Resolution Nº 378, enacted in November 10, 2009, which establishes procedures for mergers’ analyzing. By identifying act that may constitute violations of the economic order (including acts of economic concentration), ANEEL shall notify the Secretariat of Economic Law (“SDE”) aim to verify the legality of the merger. It’s been noticed that the noncompliance with the provisions of ANEEL Resolution Nº 378/2009 may cause regulatory penalties to the agent.

d) Seasonality

There is no seasonality in the Eletrobras’ activities, since the demand for electricity is constant and tends to be stable.

e) Key inputs and raw materials:

(i)    description of relationships with suppliers, including if they are subject to governmental control or regulation, listing the authorities and the respective applicable legislation;

(ii)   dependence of few suppliers; and

(iii)  volatility of their prices.

The main raw materials used by Eletrobras for the construction of electric power generation plants are items, equipment for electric power generation and transmission, particularly turbines for water generation and high and medium voltage substations, in addition to civil engineering services for the construction of the needed infrastructure, including dams. For those activities, options for suppliers and contractors vary according to the project’s size. The hiring process for those suppliers and contractors is not subject to governmental control or regulation.

For the operating power plants, the main inputs and materials are related to the replacement and modernization of hydro-mechanical equipment and systems. As a result, there are few large suppliers, which limit the competition, resulting in price volatility. The hiring process for those suppliers is not subject to governmental control or regulation.

Regarding activities of thermoelectric and nuclear power generation, Eletrobras does not produce coal and/or fuel oil and processed uranium (raw materials of thermal and nuclear plants, respectively). Consequently, Eletrobras is totally dependent on its suppliers for the provision of such raw materials.

For the construction of transmission lines and substations, within the distribution and transmission activities, the main raw materials are items and equipment used in electricity transmission, particularly cables, poles and substation equipment such as transformers, reactors and switches, among others. There are multiple suppliers for such materials and equipment, depending on the size of the project. The hiring process for those suppliers and contractors is not subject to governmental control or regulation.

7.4  Material relevant clients, accounting for more than 10% of Eletrobras’ total net revenue, informing: a) total amount of revenues deriving from such customer; and b) operating segments affected by the revenues from such customer:

Eletrobras does not have any customers that account for more than 10% of its total net revenue.

7.5 Material effects of state regulation on Eletrobras’ activities:

a)    Need of governmental authorization for the performance of activities and history of relationship with public authorities to obtain such permits.

The Brazilian Power Industry

General

According to Regulation No 555, dated December 28, 2015, MME approved the Ten-Year Electricity Expansion Plan 2023 (“PDE”), which provides guidance to the Brazilian government and to all agents in the Brazilian energy industry in order to ensure that there is a sustainable supply of energy in Brazil, including electricity, taking into consideration environmental needs, the Brazilian economy and a business’ technical capabilities.

The studies carried out in the PDE include a plan for the next ten years and are subject to annual reviews which take into account, among other aspects, changes in the forecast for the growth of electricity consumption and the re- evaluations of the economical and operational feasibility of the generation projects, as well as the estimations regarding the expansion of transmission lines.

According to Brazilian Electric Power Agency (“ANEEL”), in December 2015, when taking into account the National Interconnected System (“SIN”) generating units, the power generators installed in the isolated systems and in the generators owned by individuals, Brazil had a total installed capacity of 140,8 MW.

Currently, the SIN is divided into four electric sub-systems: South-East/Center-West, South, North-East and North.

In addition to the SIN, there are also the isolated systems, generally located in the Northern and North-Eastern regions of Brazil, have as sole source of energy the electricity generated by coal-fired and oil-fueled thermal plants which are extremely pollutants and have a generation cost three to four times higher than, for instance, a hydroelectric power station.

The CCC account was introduced by article 13, III of Law no. 5899, of July 5, 1973, as amended, with the purpose of generating financial reserves payable to distribution companies and to some generation companies (all of which should make annual contributions to the CCC Account) in order to cover some of the costs of the operation of thermoelectric plants in the event of adverse hydrological conditions, and also of subsidizing the electricity generated by the “isolated systems” in order to allow consumers of the isolated systems to bear charges for electricity equivalent to the charges borne by consumers served by hydraulic generation (however Law no. 12,783 terminated the apportionment of the benefit of reduction of the costs for fuel consumption within electric energy generation). There is currently a significant discrepancy between charges paid by consumers in the Northern and Northeastern regions when compared to what is charged from the Southern/South-Eastern Region consumers. Therefore, interconnecting the isolated systems to the SIN would enable consumers from these regions to have access to hydroelectric energy sources, which results in reduced production costs and a convergence of prices in these regions to other regions of the country.

Accordingly, the PDE further intends to integrate the isolated systems to the SIN. Such integration would be carried out through the construction of the transmission lines of Jauru/Vilhena (230kV), Tucuruí/Manaus (Cariri) (500kV) and Jurapari/Macapá (230kV), Manaus/Boa Vista (500kV) and Rio Branco/Feijó/Cruzeiro do Sul (230kV), within the shortest term possible, given that the preliminary analysis for implementing the integration project has already been concluded.

In addition to the integration of the isolated systems, the PDE also provides for the expansion of electricity generation through the improvement of the generation capacity, defined by the PDE as the execution of a set of works aimed at enhancing the capacity and efficiency while modernizing the already existing power plants, which should not represent a lot in terms of ensured power but would contribute to meet the increase in the highest level expected of electricity demand.

According to ANEEL, the total installed electricity generation capacity in Brazil in 2015 was 140,858,000 KW with 3,662 operating ventures. Currently, there are 220 ventures currently under construction and another 623 with permits granted. An additional generation capacity of 39,009,532 KW is expected in the coming years.

Pursuant to the PDE, Brazil’s total installed power generation capacity is projected to increase to 206.4 GW by 2024, of which 117 GW is projected to be hydroelectric and 79 GW to be thermoelectric and from other sources.

Eletrobras currently controls approximately 32% of the installed power generating capacity within Brazil and are responsible for approximately 47.1% of the installed transmission capacity above 230 kV. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. The remainder of the market is held by several companies including Cemig, Copel, Tractebel, CPFL, Duke and Brasil Energia. Certain of these companies have entered into joint venture arrangements in the past.

In net revenue terms, Eletrobras believes it is the largest generation and transmission company in Brazil. Eletrobras principally competes for generation and transmission businesses through a competitive auction process.

Historical Background

The Brazilian Federal Constitution provides that the development, use and sale of energy may be undertaken directly by the Brazilian Government or indirectly through the granting of concessions, permissions or authorizations. Historically, the Brazilian power industry has been dominated by generation, transmission and distribution concessionaires controlled by the Brazilian Government. This changed during Fernando Henrique Cardoso’s administration (1995-2002), during which many state controlled companies were privatized in an effort to increase efficiency and competition. In recent years, the Brazilian Government has taken a number of measures to remodel the power industry. In general, these measures were aimed at increasing the role of private investment and eliminating foreign investment restrictions, thus increasing overall competition in the power industry.

In particular, the Brazilian Government has taken the following measures:

●

The Brazilian Federal Constitution was amended in 1995 by Constitutional Amendment No 6 to allow foreign companies to invest in Brazilian companies that hold power generation concessions. Prior to this amendment, all generation concessions were held either by a Brazilian individual or an entity controlled by Brazilian individuals or by the Brazilian Government;

●

The Brazilian Government enacted Law no. 8,987 on February 13, 1995 as amended by Law no. 11,196 of November 21, 2005 and Law no. 11,445 of January 5, 2007 (“Concessions Law”) and Law no. 9,074 on July 7, 1995, as amended (“Power Concessions Law”), that together: (i) required that all concessions for the provision of energy related services be granted through public bidding processes; (ii) gradually allowed certain electricity consumers with significant demand, designated “free consumers,” to purchase electricity directly from suppliers holding a concession, permission or authorization; (iii) provided for the creation of generation entities (or Independent Power Producers) which, by means of a concession, permission or authorization, may generate and sell, for their own account and at their own risk, all or part of their electricity to free consumers, distribution concessionaires and trading agents, among others; (iv) granted free consumers and electricity suppliers open access to all distribution and transmission systems; and (v) eliminated the need for a concession to construct and operate power projects with capacity from 1 MW to 30 MW (the so called Small Hydroelectric Plants (“PCHs”) although an authorization or permission from ANEEL or MME is required, as the case may be;

●

Beginning in 1995, a portion of the controlling interests held by us and various states in certain generation and distribution companies were sold to private investors. At the same time, certain state governments also sold their stakes in major distribution companies;

●	1998, the Brazilian Government enacted Law No 9,648 (“Power Industry Law”) to overhaul the basic structure of the electricity industry. The Power Industry Law provided for the following:

¡

the establishment of a self-regulated body responsible for coordinating the purchase and sale of electric energy available in the Interconnected System, the Wholesale Energy Market (MAE), an entity which replaced the prior system of regulated generation prices and supply contracts. The Wholesale Energy Market – MAE was later replaced by the Electric Power Commercialization Chamber (“CCEE”);

¡

a requirement that distribution and generation companies enter into initial energy supply agreements (“Initial Supply Contracts”) generally “take or pay” commitments, at prices and volumes approved by ANEEL. The main purpose of the Initial Supply Contracts was to ensure distribution companies access to a stable electricity supply at prices that guaranteed a fixed rate of return for the electricity generation companies during the transition period leading to the establishment of a free and competitive electricity market;

¡

the creation of the National Electricity System Operator (“ONS”), a non-profit, private entity responsible for the operational management of the generation and transmission activities of the Interconnected Power System; and

¡	the establishment of public bidding processes for concessions for the construction and operation of power plants and transmission facilities;

●	In 2001, Brazil faced a serious energy crisis that lasted until the end of February 2002. As a result, the Brazilian Government implemented measures that included:

¡	a program for the rationing of electricity consumption in the most adversely affected regions, namely the southeast, central-west and northeast regions of Brazil; and

¡

the creation of the Brazilian Energy Crisis Management Committee (“CGE”), which passed a series of emergency measures that provided for reduced electricity consumption targets for residential, commercial and industrial consumers in the affected regions by introducing special tariff regimes that encouraged the reduction of electricity consumption.

●

In March 2002, the CGE suspended the emergency measures and electricity rationing as a result of large increases in supply (due to a significant rise in reservoir levels) and a moderate reduction in demand, and accordingly, the Brazilian Government enacted new measures in April 2002 that, among other things, stipulated an extraordinary tariff readjustment to compensate financial losses incurred by the electricity suppliers as a result of the mandatory electricity rationing;

●

On March 15, 2004, the Brazilian Government enacted the Law no. 10,848 (“Electricity Regulatory Law”) and on July 30, 2004, the Decree no. 5,163, in an effort to further restructure the power industry with the ultimate goal of providing consumers with secure electricity supplies combined with low tariffs, this law was regulated by a number of decrees enacted by the Brazilian Government in July and August of 2004, and is still subject to further regulation to be issued in the future. See “Challenges to the Constitutionality of the Electricity Regulatory Law;” and

●

At the end of 2012, the Brazilian Government enacted two Provisional Measures (“MP”) that have considerably changed the Brazilian electric energy sector overview, namely MP 577, dated as of August 29, 2012 and MP 579, dated as of September 11, 2012. Both of them were approved and converted into Law no. 12,767, dated as of December 27, 2012 and Law no. 12,783, dated as of January 11, 2013, respectively. In general, the MPs provided the regulation in connection with the intervention of the granting authority in the concessions as well as the renewal of the electric energy generation, distribution and transmission concessions, respectively.

Concessions

The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must apply to MME or to ANEEL, as representatives of the Brazilian Government, for a concession, permission or authorization, as the case may be. Concessions grant rights to generate, transmit or distribute electricity in the relevant concession area for a specified period, though a concession may be revoked at any time at the discretion of the MME, following consultation with ANEEL. This period is usually 35 years for new generation concessions, and 30 years for new transmission or distribution concessions.

The Concession Law establishes, among other things, the conditions that the concessionaire must comply with when providing electricity services, the rights of the consumers, and the obligations of the concessionaire and the granting authority. Furthermore, the concessionaire must comply with regulations governing the electricity sector. The main provisions of the Concession Law are as follows:

●	Adequate service. The concessionaire must render adequate service equally with respect to regularity, continuity, efficiency, safety, and accessibility.

●

Use of land. The concessionaire may use public land or request the granting authority to expropriate necessary private land for the benefit of the concessionaire. In that case, the concessionaire must compensate the private landowners affected.

●	Strict liability. The concessionaire is strictly liable for all damages arising from the provision of its services.

●	Changes in controlling interest. The granting authority must approve any direct or indirect change in the concessionaire’s controlling interest.

●

Intervention by the granting authority. The granting authority may intervene in the concession, by means of an administrative proceeding, to ensure the adequate performance of services, as well as full compliance with applicable contractual and regulatory provisions. Such intervention procedure was regulated by MP no. 577/2012, duly converted into Law no. 12,767/2012

●

Termination of the concession. The termination of the concession agreement may be accelerated by means of expropriation and/or forfeiture. Expropriation is the early termination of a concession for reasons related to the public interest that must be expressly declared by law. Forfeiture must be declared by the granting authority after a final administrative ruling that the concessionaire, among other things: (i) has failed to render adequate service or to comply with applicable law or regulation; (ii) no longer has the technical, financial or economic capacity to provide adequate service; or (iii) has not complied with penalties assessed by the granting authority. The concessionaire may contest any expropriation or forfeiture in the courts. The concessionaire is entitled to indemnification for its investments in expropriated assets that have not been fully amortized or depreciated, after deduction of any amounts for fines and damages due by the concessionaire.

●

Expiration. When the concession expires, all assets, rights and privileges that are materially related to the rendering of the electricity services revert to the Brazilian Government. Following the expiration, the concessionaire is entitled to indemnification for its investments in assets that have not been fully amortized or depreciated at the time of expiration.

Penalties

Law No 9,427 of December 26, 1996, as amended, enacted by the Brazilian Government and supplemented by ANEEL’s regulation governs the imposition of sanctions against the agents of the electricity sector and classify the appropriate penalties based on the nature and importance of the breach (including warnings, fines, temporary suspension from the right to participate in bidding processes for new concessions, licenses or authorizations and forfeiture). For each breach, the fines can be up to 2.0% of the revenue of the concessionaire in the 12-month period preceding any assessment notice or, for independent producers or self-producers, the estimated amount of energy produced in the same period.

Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval, including the following (pursuant to ANEEL Resolution No 63/2004, as amended from time to time):

●	entering into certain related party transactions;

●

sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or the revenues of the electricity services;

●	changes, directly or indirectly, in controlling interest of the holder of the authorization or concession; and

●	non-compliance with the schedule for the beginning of the commercial operation of the power plant, as previously approved by the ANEEL through the relevant contract.

With respect to contracts executed between related parties that are submitted for ANEEL’s approval, ANEEL may seek to impose restrictions on the terms and conditions of these contracts and, in extreme circumstances, determine that the contract be terminated early.

Furthermore, ANEEL has the institutional role of controlling the transactions of the energy industry, requiring that such transactions (change of control of the agents of the electric energy sector) be submitted to its prior approval before its implementation.

Renewal of the Concessions – Law no. 12,783 / 2013

In 2012, the Brazilian Government has enacted MP no. 579/2012, which was converted into Law no. 12,783/2013. Among other provisions, the main purpose of this normative act is to regulate the renewal conditions for electric energy generation, distribution and transmission concessions.

Law no. 12,783/2013 (i) establishes the conditions for the renewal of electric energy generation, distribution and transmission concessions; (ii) assures a tariff reduction; and (iii) creates a quotas system characterized by the allocation of the power generated by the hydroelectric plants to the distribution concessionaires of the National Interconnected System – SIN.

(i)        Conditions for the renewal of electric energy generation, distribution and transmission concessions

The granting authority may extend the maturing concessions of electric energy generation, distribution and transmission companies for a maximum period of 30 additional years, as long as the current concessionaires accept new specific conditions legally imposed in order to assure the continuity of the electric energy supply and the tariff- reduction.

The main terms and conditions for the renewal of concession imposed by Law no. 12,783/2013 are:

●

Hydroelectric generation: The renewal is subject to (i) a tariff determined by ANEEL, (ii) the commercialization in accordance with the quota allocation system and (iii) compliance with quality standards established by ANEEL;

●

Self-Producer: For the renewal of the concession the Self-Producer will be deemed to provide additional payment for the use of the public assets which will be used by the Federal Government to reduce the energy tariff charged to consumers;

●

Thermal Generation: The renewal must be requested by the concessionaire at least twenty-four (24) months prior to expiration of the concession. If requested, the renewal will be granted for a maximum period of twenty (20) years;

●

Power Transmission: The renewal of transmission concessions is subject to the reduction of the annual permitted revenue (“RAP”), which is the annual value received by the concessionaire for rendering public transmission services) calculated by ANEEL as well compliance with quality standards established by ANEEL.

●

Power Distribution: The renewal is subject to specific conditions set forth Decree no. 8,461 that established the criteria to renew distribution concessions under the terms in Law no. 12,783/2013. The renewal of distribution concessions under the terms in Decree no. 8,461 requires that concessionaires (i) meet specific quality criteria for distribution services, and (ii) meet specific minimum financial indexes.

The concessions that are not renewed in accordance with the terms and conditions established by Law n. 12,783/2013 will revert to t ANEEL, in accordance with the terms set forth in Law 8,666/1993. As a result of the bidding process, the generation, transmission or distribution assets will be granted to a concessionaire for a maximum period of 30 years. The concession holder will remain responsible for rendering public services, under the terms and conditions set forth in Law no. 12,783/2013, until the assumption of the new winning bidder. In December 2015, CELG-D renewed its concessions for 30 years. Other Eletrobras distribution companies will renew their concessions for 30 years by July 26, 2016.

If the concession is renewed, the concessionaire will be entitled to an indemnification corresponding to the amount of investment made by the concessionaire for non-amortized reversible assets.

Assets will be valued according to the ANEEL method called new replacement value. Under the terms in this method, the value of each asset is calculated as when it was acquired. In general, accrued depreciation and amortizations of each asset are considered as if the operation start date was in December 2012. The Ministry of Mines and Energy is responsible for determining the value of the non-amortized investments within these energy concessions to be renewed.

As of December 31, 2015, Eletrobras has received the full amount of the 1st tranche of indemnities under the terms in Law no. 12,783/2013, in the amount of R$ 14.4 billion, using values with data base in December 2012.

The tables below show amounts claimed to ANEEL for the 2nd tranche of indemnities under the terms in Law no. 12,783/2013, in the amount of R$ 26.4 billion.

Indemnities for generation assets:

	Book Value	Claimed Value	Amount approved by ANEEL

	(in million reais)
Eletronorte	—	—	—
Chesf	697	4,802	—
Furnas	996	1,312	—
Eletrosul	—	—	—

Total	1,693	6,114	—

Indemnities for transmission assets:

	Book Value	Claimed Value	Amount approved by ANEEL

	(in million reais)
Eletronorte	1,733	2,926	—
Chesf	1,589	5,627	—
Furnas	4,530	10,699	9,000
Eletrosul	514	1,061	1,007

Total	8,366	20,313	10,007

Up to December 2015, there was no regulation on the payment terms of such indemnities and, therefore, these were not accounted for in Eletrobras’ Financial Statements from December 31, 2015. According to the mentioned rule, the values validated by ANEEL will become part of the Regulatory Compensation Base of electricity transmission utilities and the cost of capital will be added to the respective Annual Allowed Income. Such cost of capital will consist of compensation and depreciation portions, plus taxes due (“gross up”), subject to corporate law, and shall be recognized as of the 2017 tariff process, being adjusted and revised according to the concession agreement. The compensation and depreciation portions will be defined taking into account the methodologies for the Periodic Tariff Review of Revenues of Existing Concessionaires, as approved by ANEEL, and the Regulatory Compensation Base will be depreciated considering the residual useful life of assets and updated according to the National Index of Consumer Prices - IPCA. The cost of capital related to the period from December 2012 and the 2017 tariff process shall be paid based on the real and actual cost of capital of the transmission segment, as defined by ANEEL in the methodologies of the Periodic Tariff Revue of the Revenues of Concessionaires. As of the 2017 tariff process, the cost of capital will be paid according to the Weighted Average Cost of Capital - WACC, as defined by ANEEL, and shall be incorporated as of the 2017 tariff process for a period of eight years.

(ii)Tariff-reduction

According to Law no. 12,783/2013, the tariff reduction will be the result of: (i) the reduction of sector charges, such as CCC, CDE and RGR; (ii) the new calculation of tariffs and RAPs of the renewed concessions as mentioned above; and (iii) investments provided by Federal Government.

(iii)        Quotas Allocation System

Law no. 12,783/2013 also creates a mechanism for the allocation of the power generated by the hydroelectric plants connected to the SIN, whose concessions were renewed under this new regulatory framework, to the Regulated Market. The generation installed capacity of each power plant is shared into quotas, equal to those allocated by the distribution companies according to ANEEL regulations. The purpose of the quota allocation system is to increase the amount of energy available to the distribution concessionaires and reduce the tariff charged to the final consumer. The quotas and the portion of energy allocated to the distribution concessionaires will be reviewed from time to time by ANEEL.

Administrative Intervention in Concessions

In August 2012, the Brazilian Government enacted Law no. 12,767/2012 to regulate ANEEL’s intervention in the concessionaires to ensure the quality of the services provided by concessionaires and the performance of legal, regulatory and contract obligations.

In addition, Law no. 12,767/2012 regulates the termination of the concession in case of extinguishment or bankruptcy of the concessionaire or forfeiture of the concession. Furthermore, this law sets forth an administrative proceeding which is required for the termination of the concession.

As to recovery procedures involving energy concessionaires, Law no. 12,767/2012 changed the regulatory framework as it forbids energy concessionaires to initiate judicial or extrajudicial procedures.

Power Contracting Deficit of Distribution Companies

At the beginning of 2014, due to adverse hydrological conditions, electricity distribution companies faced a contractual deficit in connection with their consumers’ demand of nearly 3,500 MW. Accordingly, energy distribution companies had to purchase electricity from thermoelectric plants to secure the supply of Brazilian’s national electricity demand. Such electricity was acquired at high rates.

The Federal Government announced, on March 13, 2014, certain measures to assist distribution companies to face these unexpected higher costs and expenses during the period between February to December, 2014, namely: (i) an electricity commercialization auction to be held by ANEEL and MME on April 2014, aiming to compensate the power contracting deficit of power distribution companies; and (ii) a financial contribution by the National Treasury of R$ 11.2 billion, through the Energy Development Account (CDE).

The Federal Government also allowed the Energy Trading Chamber, or CCEE to contract financial transactions in the amount of up to R$ 17.8 billion to assist distribution companies. Accordingly, the Federal Government issued Decree No, 8,221, dated April 1st, 2014, creating the Regulated Marked Account (ACR Account) which will receive the funding required for hiring and payment of financial obligations. With the purpose to make payments related to the financing contracted by CCEE, distribution companies shall, after the 2015 tariff review cycle, transfer specific amounts defined by ANEEL to CDE.

The first operation, in the amount of R$ 11.2 billion, was paid in April 2014 and the second loan of R$ 6.6 billion in August 2014. Of this amount, R$ 537.6 million were allocated to the following distribution subsidiaries of Eletrobras: Ceal (R$ 302.7 million), Cepisa (R$ 141 million), Amazonas Energia (R$ 27.2 million), Ceron (R$ 11.3 million) and Eletroacre (R$ 55.4 million).

In May 2013, ANEEL created a multi-rate system that adjusts rates to reflect the energy generation costs. The system was submitted to tests until the end of 2014 and became fully operational in January 2015. Its main purpose is to provide more transparency to consumers on energy production costs.

Principal Regulatory Authorities

Ministry of Mines and Energy – MME

The MME is the Brazilian Government’s primary regulator of the power industry acting as the granting authority on behalf of the Brazilian Government, and empowered with policy-making, regulatory and supervising capacities. The Brazilian Government, acting primarily through the MME, will undertake certain duties that were previously under the responsibility of ANEEL, including drafting guidelines governing the granting of concessions and the issuance of directives governing the bidding process for concessions relating to public services and public assets.

Agência Nacional de Energia Elétrica – ANEEL

The Brazilian power industry is regulated by ANEEL, an independent federal regulatory agency. ANEEL’s primary responsibility is to regulate and supervise the power industry in line with the policy dictated by the MME and to respond to matters which are delegated to it by the Brazilian Government and by the MME. ANEEL’s current responsibilities include, among others: (i) administering concessions for electricity generation, transmission and distribution activities, including the approval of electricity tariffs; (ii) enacting regulations for the electricity industry;

(iii)    implementing and regulating the exploitation of energy sources, including the use of hydroelectric energy; (iv) promoting the public bidding process for new concessions; (v) settling administrative disputes among electricity generation entities and electricity purchasers; and (vi) defining the criteria and methodology for the determination of transmission tariffs.

National Energy Policy Council – CNPE

On August 6, 1997, pursuant to Article 2 of Law no. 9,478, the National Energy Policy Council (Conselho Nacional de Política Energética) or CNPE was created to advise the Brazilian president with respect to the development and creation of national energy policy. The CNPE is presided over by the Minister of Mines and Energy, and the majority of its members are representatives of the Brazilian Government. The CNPE was created to optimize the use of Brazil’s energy resources, to assure the supply of electricity to the country and to periodically review the use of regular and alternative energy to determine whether the nation is properly using a variety of sources of energy and is not heavily dependent on a particular source.

National Electricity System Operator – ONS

The ONS was created in 1998 by Law No 9.648 dated May 27, 1998. The ONS is a non-profit private entity comprised of concessionaires, other legal entities holding permissions or authorizations in the electrical energy market, and consumers connected to the SIN. The Electricity Regulatory Law granted the Brazilian Government the power to nominate three executive officers to ONS’s Executive Board. The primary role of the ONS is to coordinate and control the generation and transmission operations in the SIN, subject to ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include: operational planning for the generation industry, organizing the domestic use of the SIN and international interconnections, guaranteeing that all parties in the industry have access to the transmission network in a non-discriminatory manner, assisting in the expansion of the energy system, proposing plans to the MME for extensions of the Basic Network (which proposals must be taken into account in planning expansion of the transmission system) and submitting rules for the operation of the transmission system for ANEEL’s approval. Generators must declare their availability to ONS, which then attempts to establish an optimal electricity dispatch program.

Energy Trading Chamber – CCEE

On August 12, 2004, the Brazilian Government enacted a decree setting forth the regulations applicable to the new Energy Trading Chamber (“CCEE”). On November 10, 2004 the CCEE succeeded the Wholesale Energy Market (“MAE”), the market in which all large electricity generation companies, energy traders and importers and exporters of electricity had participated and on which the spot price of electricity was determined. The CCEE assumed all of the assets and operations of the Wholesale Energy Market (which had previously been regulated by ANEEL).

One of the principal roles of the CCEE is to conduct public auctions on the Regulated Market (see “The Regulated Market”). In addition, the CCEE is responsible, among other things, for: (i) registering all the energy purchase agreements in the Regulated Market, and the agreements resulting from market adjustments and the volume of electricity contracted in the Free Market (see “The Free Market”); and (ii) accounting and clearing of short-term transactions.

The CCEE’s members include generation, distribution and trading companies, as well as Free Consumers. Its board of directors is composed of four directors appointed by its members and one director, who serves as chairman of the board of directors, appointed by the MME.

The MME determines the maximum price of the energy sold in the regulated market through auctions, as specified under Decree no. 5,163 of 2004.

Energy Research Company – EPE

August 16, 2004 the Brazilian Government enacted a decree creating the Energy Research Company (Empresa de Pesquisa Energética - EPE) a state-owned company which is responsible for conducting strategic research on the energy industry, including with respect to electrical energy, oil, gas, coal and renewable energy sources. The research carried out by EPE is subsidized by the MME as part of its policymaking role in the energy industry. Furthermore, EPE is the entity in charge of the technical qualification of the projects participating in the bids promoted by ANEEL for sale of energy.

Energy Industry Monitoring Committee – CMSE

The Electricity Regulatory Law authorized the creation, under Federal Decree no. 5,175 of August 9, 2004, of the Energy Industry Monitoring Committee (CMSE), which acts under the direction of the MME. The CMSE is responsible for monitoring the supply conditions of the system and for proposing preventive action (including demand-related action and contracting for a supply-side reserve) to restore service conditions where applicable.

Electric Power Transmission in Brazil

Transportation of large volumes of electricity over long distances is made by way of a grid of transmissions lines and substations with high voltages (from 230 kV to 750 kV), known as the Basic Network. Any electric power market agent that produces or consumes power is entitled to use the Basic Network.

Transmission lines in Brazil are usually very long, since most hydroelectric plants are usually located away from the large centers of power consumption. Today, the country’s system is almost entirely interconnected. Only the state of Roraima, and part of the states of Pará, Amazonas, Amapá and Rondônia are still not linked up to the SIN. In these states, supply is made by small thermal plants or hydroelectric plants located close to their respective capitals.

The SIN provides for the exchange of power among the different regions when any region faces problems generating hydroelectric power due to a drop in their reservoir levels. As the rainy seasons are different in the south, southeast, north and northeast of Brazil, the higher voltage transmission lines (500 kV or 750 kV) make it possible for locations with insufficient power output to be supplied by generating centers that are in a more favorable location.

The operation and management of the Basic Network is the responsibility of ONS, which is also responsible for managing power dispatching from plants on optimized conditions, involving use of the SIN hydroelectric reservoirs and fuel thermal plants.

Eletrobras’ transmission system, which consists of a set of transmission lines interconnected to substations, is comprised of approximately 60,997 kilometers of transmission lines, corresponding to approximately 50% of the total lines in Brazil with a voltage higher or equal to 230 KV as of December 31, 2015.

Besides operating and maintaining this system in accordance with the standards of performance and quality required by ANEEL, Eletrobras actively participates in the expansion of transmission lines through concessions in auctions conducted by ANEEL, alone or through consortiums, as well as through permits for reinforcements of the current system.

Brazil has a total of six medium and large interconnections with other countries in South America, four of them operated by us, as set forth below:

●

with Paraguay, through four 500 kV transmission lines connecting the Itaipu power plant to Margem Direita (Paraguay) substation and the Foz do Iguaçu in Brazil substation. Itaipu’s 50 Hz energy sector is then transported to the Ibiúna substation in São Paulo through a direct current transmission system with a capacity of 6,300 MW;

●	with Uruguay, through Rivera’s frequency converter station in Uruguay, with a capacity of 70 MW and a 230 kV transmission line connecting it to the Livramento substation in Brazil;

●	with Argentina, through Uruguaiana’s frequency converter station in Brazil, with a capacity of 50 MW and a 132 kV transmission line connecting it to Paso de los Libres in Argentina; and

●	with Venezuela, through a 230 kV transmission line with a capacity of 200 MW, which connects the city of Boa Vista, in the State of Roraima, to the city of Santa Elena in Venezuela.

In the transitional environment (2002-2005), there was a gradual decline in the amounts of power contracted under Initial Supply Contracts, the generating companies paid for the use of the transmission line grid, whereas distributors were required to pay two types of transmission tariffs: (i) nodal tariffs, associated with each connection point from where these distributors demand voltage; and (ii) the transmission tariff, associated with the Initial Supply Contracts, which was applied to part of the demand contracted in that environment. Once the amounts under the Initial Supply Contracts dropped to zero, the power generating, distributing and selling companies and free consumers had free access agreements governing their use of transmission lines on equivalent terms with those of agents that entered the market after free access became compulsory. In this free market environment, transmission tariffs are determined based on the effective use that each party that accesses the Basic Network makes of it.

The Electricity Regulatory Law ; the Free Market and the Regulated Market

The Electricity Regulatory Law introduced material changes to the regulation of the power industry with a view to: (i) remedying the deficiencies in the Brazilian electric system and (ii) creating incentives to ensure growth in the electrical energy sector to support Brazilian economic and social development. Through this law, legislators attempted to protect the distribution concessionaires’ captive consumers and to make low cost electrical energy continuity, which has a minimal environmental impact, available. The key features of the Electricity Regulatory Law included:

●

Creation of: (i) the Regulated Market, in which the purchase and sale of electrical energy must follow rules imposed by the ANEEL and must occur through the CCEE; and (ii) a market specifically addressed to certain participants (e.g., free consumers and commercialization companies), that will permit a certain degree of competition with respect to the Regulated Market, called the Free Market, in which parties are free to negotiate the terms and conditions of their purchase and sale agreements;

●	Restrictions on certain activities of distributors, so as to ensure that they focus only on their core business to guarantee more efficient and reliable services to captive consumers;

●	Elimination of self-dealing, to provide an incentive to distributors to purchase electricity at the lowest available prices rather than buying electricity from related parties; and

●	Respect for contracts executed prior to the Electricity Regulatory Law, in order to provide stability to transactions carried out before its enactment.

The Electricity Regulatory Law also excludes us and its subsidiaries from the National Privatization Program, which is a program created by the Brazilian Government in 1990 with a view to promote the privatization process of state-owned companies.

Challenges to the Constitutionality of the Electricity Regulatory Law

Some aspects of the Provisional Measure no. 144, as of December 10, 2003, which originated the Electricity Regulatory Law, are being challenged in the Brazilian Supreme Court in Lawsuits no. 3090 and 3100. The provisional requests of both lawsuits were denied by the Brazilian Supreme Court in a decision published on October 26, 2007. A final decision on this matter is subject to majority vote of the 11 judges, provided that a quorum of at least eight justices must be present. To date, the Brazilian Supreme Court has not reached a final decision and we do not know when such a decision may be reached. The Brazilian Supreme Court ruled by six votes to four to deny the provisional measure requested to suspend the effects of the Electricity Regulatory Law until the final decision on the case has been made; however, a final decision remains pending. Therefore, the Electricity Regulatory Law is in force as of March 15, 2004 to present date. Regardless of the Supreme Court’s final decision, certain portions of the Electricity Regulatory Law relating to restrictions on distribution companies performing activities unrelated to the distribution of electricity, including sales of energy by distribution companies to free consumers and the elimination of self-dealing are expected to remain in full force and effect.

If all or a relevant portion of the Electricity Regulatory Law is determined unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by the Electricity Regulatory Law may lose its effectiveness, generating uncertainty as to how the Brazilian Government will define the rules for the electrical energy sector. Considering that Eletrobras has already purchased virtually all of its electricity needs through its subsidiaries both in the Regulated Market and Free Market and that the pass through to tariffs of such electricity is expected to continue to be regulated by the regime predating the Electricity Regulatory Law, irrespective of the outcome of the Supreme Court’s decision, we believe that in the short term, the effects of any such decision on its activities should be relatively limited. The exact effect of an unfavorable outcome of the legal proceedings on us and the electricity industry as a whole is difficult to predict, but it could have an adverse impact on its business and results of operations even in the short term (see item 4.1 of this Reference Form).

Markets for the Trading of Electricity

Under the Electricity Regulatory Law, electricity purchase and sale transactions may be carried out in two different market segments: (i) the Regulated Market, which contemplates the purchase by distribution companies through public bids of all electricity necessary to supply their captive consumers; and (ii) the Free Market, which encompasses purchase of electricity by non-regulated entities (such as free consumers and energy traders).

Nevertheless, electricity generated by plants qualified under the Program for Incentives to Develop Alternative Energy Sources (“Proinfa”), nuclear power plants and Itaipu are governed by a special regimen for commercialization and, therefore, are not subject to either the Regulated or the Free Market. The electricity generated by Itaipu, the most relevant among energy sources governed by separate regimes including Decree no. 4,550 of December 27, 2002, is sold to Eletrobras and sold to distribution concessionaires in the south and center-south-eastern power markets in proportion to their market share in those markets. The rates at which Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to full pass-through to distribution tariffs.

The Regulated Market

Distribution companies must meet market demand by supplying electricity primarily purchased in public auctions in the Regulated Market. Distribution companies, however, may purchase electricity from: (i) generation companies that are connected directly to such distribution company, except for hydro generation companies with capacity higher than 30 MW and certain thermo generation companies; (ii) electricity generation projects participating in the initial phase of the Proinfa; and certain power distribution companies in the south and center-south-eastern power markets, and (iii) the Itaipu hydroelectric plant.

Electricity public auctions for new generation projects are held: (i) five years before the initial delivery date (referred to as “A-5” auctions); and (ii) three years before the estimated initial delivery date (referred to as “A-3” auctions). Electricity auctions from existing power generation facilities are held (i) one year before the estimated initial delivery date (referred to as “A-1” auctions) and/or (ii) the same year of the estimated initial delivery date (referred to as “A” auctions). Additionally, the Brazilian Government, directly or indirectly through ANEEL, carries out public auctions for the sale of electrical energy to energy distributors to allow distributors to adjust their volume of electrical energy as necessary to meet their customers’ demands, or Market Adjustments.

The public auctions are prepared by ANEEL in compliance with guidelines established by the MME, including the requirement to use the lowest bid as the criteria to determine the winner of the auction.

Each generation company that participates in the auction must execute a contract for purchase and sale of electricity with each distribution company in proportion to the distribution companies’

respective estimated demand for electricity. The CCEARs for both “A-5” and “A-3” auctions have a term of between 15 and 30 years, and the CCEARs for “A-1” auctions have a term between three and 15 years. The CCEARs for “A” auctions have a term between one to 15 years. The CCEARS for alternative energy sources are between 10 and 30 years. The only exception to these rules relates to the market adjustment auction, in which the generation and the distribution companies will enter into two-year bilateral agreements that must be registered with the ANEEL and the CCEE.

The regulations also establish a pass-through tariff mechanism called Annual Reference Value, which limits the amounts of electric energy acquisition costs that can be passed through to final consumers. The Annual Reference Value corresponds to the weighted average of the electricity prices in the “A-5” and “A-3” auctions, calculated for all distribution companies.

The Annual Reference Value creates an incentive for distribution companies to contract for their expected electricity demand in the “A-5” auctions, where the prices are expected to be lower than in “A-3” auctions.

ANEEL allows companies to pass on their electrical energy acquisition costs to final consumers pursuant to the following criteria: (i) in the A-5 auctions, companies are permitted to pass on all costs to consumers, subject to the limitations referred to below; (ii) in the A-3 auctions companies are permitted to: (a) pass all acquisition costs for energy acquired in A-5 auctions up to 2% of the difference between the energy acquired in A-3 auctions during the year and the distributor’s energy requirements; and (b) pass on whichever of the following is less – the A-5 auctions and in the A-3 auctions; (iii) in the A-1 auctions, companies are permitted to pass on all costs to consumer; (iv) in the Market Adjustments auctions and in the acquisitions of energy directly from a generation plant connected to the distributors’ electric system (except as set forth in law), companies are permitted to pass on all costs up to the Annual Reference Value to consumer; and (v) in the alternative energy source auctions and others determined by the Brazilian government, companies are permitted to pass on all costs to consumer.

ANEEL maintains the economic value of the Annual Reference Value by adjusting the Annual Reference Value pursuant to the monetary adjustment index agreed upon in the CCEARs.

The Electricity Regulatory Law establishes the following limitations on the ability of distribution companies to pass through costs to consumers:

●	No pass-through of costs for electricity purchases that exceed 103.0% of actual demand;
●

The pass-through of electricity acquisition costs from new electricity generation projects equal to the difference between the minimum purchase threshold (96% of repossessed energy contracted pursuant to the Electricity Regulatory Law) and the energy purchased in the A-1 auctions will be limited to the weighted average amount (in reais/MWh) of the acquisition prices in the A-1 auctions, except that this limit is applicable solely: (i) in the first three years following A-1 auctions in which the minimum purchase threshold was not reached; (ii) to the CCEARs relating to portion of energy acquired in A-3 and A-5 auctions with the highest price;

●	The MME will establish the maximum acquisition price for electricity generated by existing projects; and

●

If distribution companies do not comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the CCEE short-term market will be the lower of the Price of Liquidation of Differences (“PLD”) and the Annual Reference Value.

Auctions in the Regulated Market, subject to the conditions set forth in the respective requests for proposals, may originate two types of CCEARs, as defined below: (i) Energy Agreements and (ii) Capacity Agreements.

Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that the electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, that could interrupt the supply of electricity, in which case the generator will be required to purchase the electricity elsewhere in order to comply with its supply commitments. Under a Capacity Agreement, a generator commits to make a specified amount of capacity available to the Regulated Market. In this case, the revenue of the generator is guaranteed and the distribution companies face the risk of a supply shortage. However, the increased prices of electricity due to a supply shortage are passed on by the distribution companies to consumers.

The Electricity Regulatory Law sets forth that all electricity generation, distribution and trading companies, independent power producers and free consumers must inform MME, by the first of August of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. To encourage power distribution companies to make accurate estimations and to enter into power purchase agreements accordingly, pass-through tariffs, as mentioned above, are permitted provided that the purchased power stays within 103.0% of the distribution company’s actual power demand. Surpluses and shortages of power distribution companies concerning power acquisitions in the Regulated Market may be offset against each other by means of an offsetting mechanism managed by CCEE. According to the Electricity Regulatory Law, electricity distribution entities are entitled to pass on to their customers the costs related to electricity purchased through public auctions as well as any taxes and industry charges related to public bids, subject to certain limitations related to the inability of distribution companies to accurately forecast demand.

Electrical Energy Trading Convention

ANEEL Resolutions no. 109, of October 26, 2004 and no. 210, of February 24, 2006, govern the Electrical Energy Trading Convention which regulates the organization and functioning of the CCEE and the electrical energy trading conditions and defines, among others: (i) the rights and obligations of CCEE Agents; (ii) the penalties to be imposed on defaulting agents; (iii) the means of dispute resolution; (iv) trading rules in the Regulated and Free Markets; and (v) the accounting and clearing process for short-term transactions.

CCEE is a non-profit organization (certain agents are not mandatory members of CCEE and may be represented by other members) and subject to ANEEL’s authorization, supervision and regulation. CCEE is responsible for (i) registering the conditions concerning power amounts and terms set forth in all power purchase agreements, whether entered into in the Regulated Market or the Free Market; and (ii) the accounting and liquidation of the power market, including the power surpluses and shortages spot market, among other attributions. CCEE is governed by a board of directors comprised of five members, four being nominated by the referred agents while its president is nominated by the Minister of Mines and Energy.

The Free Market

The Free Market covers freely negotiated electricity sales between generation concessionaires, Independent Power Producers, self-generators, energy traders, importers of energy and free consumers. The Free Market also includes bilateral contracts between generators and distribution companies executed before the enactment of the Electricity Regulatory Law, until they expire. Upon expiration, new contracts must be entered into in accordance with the Electricity Regulatory Law guidelines.

Such an extended period of notice seeks to assure that, if necessary, the construction of cost-efficient new generation could be finalized in order to supply the re-entry of free consumers into the Regulated Market. State- owned generators may sell electricity to free consumers, but as opposed to private generators, they are obligated to do so through a public process that guarantees transparency and equal access for all interested parties.

Free Consumers

According to the Electricity Regulatory Law, a free consumer may elect to: (i) continue to procure power from a local distribution company; (ii) buy power directly from an independent producer or from self-producers with surplus power; (iii) buy power from a power trade agent; or (iv) buy power directly from other free consumers.

The Electricity Regulatory Law does not permit distribution concessionaires to sell power to free consumers directly (except under certain regulatory conditions).

The Electricity Regulatory Law further establishes that the option to become a free consumer is subject to the prior expiration or termination of its power purchase agreement with the power distribution company. In the event that the power purchase agreement has an indefinite term, the migration to the Free Market is permitted only in the year following receipt of a migration notice by the power distribution company, provided that this notice is presented by July 15 of such year. Once a consumer has migrated to the Free Market, it may only return to the Regulated Market once it has given the relevant distribution company five years’ notice, although the distribution company may reduce that term at its discretion.

The Electricity Regulatory Law has, in principle, established some conditions and power and consumption thresholds that define which consumers could qualify as “free consumers.” These thresholds may be gradually reduced over the years by ANEEL so as to allow an increasing number of consumers to make this election, until such time as all consumers from all the different classes can choose which supplier they want to procure power from.

The law assures suppliers and their respective consumers’ free access to the grid subject to the payment of tariffs for the use of the electric power grids and connection costs. All regulatory charges to which captive consumers are subject are added to these tariffs in order to assure fair and equal treatment between captive and free consumers.

The regulations above are intended (1) to avoid arbitrage between captive and free markets by Free Consumers, prohibiting opportunistic migrations, as well as (2) to protect power distribution companies by making the captive market more predictable. Further, ANEEL must regulate the migration to the Free Market without increasing captive market tariffs.

Restricted Activities of Distributors

Distribution companies are not permitted to, except as otherwise provided by Law no. 9,074/1995: (i) develop activities related to the generation or transmission of electricity; (ii) sell electricity to free consumers, except for those in their concession area and under the same conditions and tariffs maintained with respect to captive customers in the Regulated Market; (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership; or (iv) develop commercial activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement. Generators are not allowed to hold equity interests in excess of 10.0% in distribution companies or to hold a controlling shareholding interest in distribution companies.

Elimination of Self-Dealing

Since the purchase of electricity for captive consumers will be performed through the Regulated Market, so-called self-dealing is no longer permitted, except in the context of agreements that were duly approved by ANEEL before the enactment of the Electricity Regulatory Law. Distribution companies may, however, enter into power purchase agreements with related parties, provided that such agreements are the result of power auctions conducted in the Regulated Market. Before the Electricity Regulatory Law, such companies were permitted to meet up to 30.0% of their electricity needs through electricity that was acquired from affiliated companies.

Ownership Limitations

In 2000, ANEEL established limits on the concentration of certain services and activities within the power industry. Under such limits, with the exception of companies participating in the National Privatization Program (which needed only comply with such limits once their final corporate restructuring is accomplished) no power company (including both its controlling and controlled companies) could: (i) own more than 20.0% of Brazil’s installed capacity, 25.0% of the installed capacity of the southern/southeastern/mid-western region of Brazil or 35.0% of the installed capacity of the northern/northeastern region of Brazil, except if such percentage corresponded to the installed capacity of a single generation plant; (ii) own more than 20.0% of Brazil’s distribution market, 25.0% of the southern/southeastern/mid-western distribution market or 35.0% of the northern/northeastern distribution market, except in the event of an increase in the distribution of electricity exceeding the national or regional growth rates; or own more than 20.0% of Brazil’s trading market with final consumers, 20.0% of Brazil’s trading market with non- final consumers or 25.0% of the sum of the above percentages.

In accordance with paragraph one, Article 31 of the Electricity Regulatory Law, Eletrobras and its subsidiaries Furnas, Chesf, Eletronorte, Eletrosul and CGTEE were excluded from the National Privatization Program. Accordingly, we were subject to the limits and conditions imposed on the participation of agents in the activities of the electricity sector, in accordance with ANEEL Resolution no. 278/2000, which is aimed at achieving effective competition between agents and preventing a concentration in the services and activities undertaken by agents within the electricity sector.

On November 10, 2009, ANEEL issued Resolution no. 378, which revoked and replaced Resolution no. 278/2000 and established that ANEEL, upon identifying an act that may result in unfair competition or in significant control of the generation, transmission and distribution markets, must notify the Secretary of Economic Law (“SDE”) of the Ministry of Justice, pursuant to art. 54 of Law no. 8,884 of June 11, 1994. After notification, the SDE must inform the antitrust authority, the Administrative Counsel of Economic Defense (“CADE”). If necessary, the SDE will require ANEEL to analyze potential infractions under Resolution no. 378, while CADE must determine any applicable punishment, which may vary from pecuniary penalties to the dissolution of the company, pursuant to articles 23 and 24 of the aforementioned law.

Tariffs for the Use of the Distribution and Transmission Systems

ANEEL oversees tariff regulations that govern access to the distribution and transmission systems and establish tariffs for the use of and access to said systems. The tariffs are: (i) network usage charges, which are charges for the use of the proprietary local grid of distribution companies (“TUSD”); and (ii) a tariff for the use of the transmission system, which is the Basic Network and its ancillary facilities (“TUST”). Additionally, distribution companies in the Southern/Southeastern Interconnected Power System pay specific charges for the transmission of electricity generated at Itaipu and for access to the transmission system.

TUSD

The TUSD is paid by generators, free consumers and special consumers for the use of the distribution system of the distribution company to which the relevant generator free consumer is connected and are revised annually according to an inflation index. The amount to be paid is based on a formula set forth and consolidated by ANEEL Resolution no. 399/2010, and may vary pursuant to a number of different factors, including, for instance, costs of the network, operating costs and energy losses, among others. The distribution companies owned by Eletrobras receive the TUSD paid by free consumers in their concession areas and by some other distribution companies which are connected to its distribution system.

TUST

The TUST is paid by distribution companies and uses, including generators, free consumers and special consumers, for the use of the Basic Network they are connected to. The amount to be paid is based on a formula set by ANEEL Resolution no. 67/2004, as amended by ANEEL Resolution no. 442/2011, and it may vary pursuant to a number of different factors. According to criteria established by ANEEL, owners of the different parts of the transmission grid have transferred the coordination of their facilities to the ONS in return for receiving regulated payments from users of the transmission system. Network users, including generation companies, distribution companies and free consumers, have signed contracts with the ONS entitling them to use the transmission grid in return for the payment of published tariffs. Other parts of the grid that are owned by transmission companies but which are not considered part of the transmission grid are made available directly to the interested users who pay a specified fee to the relevant transmission company.

Contract for Access to the Intermediary Connection System – Access Charge

Some distribution companies, especially in the State of São Paulo, access the Basic Network through an intermediary connection system located between their respective distribution lines and the Basic Network. This connection is formalized by means of a Contract for the Access to the Intermediary Connection System entered into with transmission concessionaires that own such facilities. Compensation for the transmission companies is regulated by ANEEL and is defined in accordance with the cost of the assets used, whether they are their exclusive property or shared among the electricity industry agents. The correspondent compensation incidental to the use of the intermediary connection system is revised annually by ANEEL according to an inflation index and to the costs relating to the assets.

Itaipu Transportation Charge

The Itaipu plant has an exclusive transmission grid operated in alternating and continuous voltage, which is not considered to be part of the Basic Network or of the intermediary connection system. The use of such system is compensated by a specific charge, denominated the Itaipu transportation charge, paid by those companies entitled to quotas of the electricity from Itaipu, in proportion to their quotas.

Distribution Tariffs

Distribution tariff rates are subject to review by ANEEL, which has the authority to adjust and review tariffs in response to changes in electricity purchase costs and market conditions. When adjusting distribution tariffs ANEEL divides the costs of distribution companies between: (i) costs that are beyond the control of the distributor (or Parcel A costs); and (ii) costs that are under the control of distributors (or Parcel B costs). The readjustment of tariffs is based on a formula that takes into account the division of costs between the two categories.

Parcel A costs include, among others, the following:

●	costs of electricity purchased for resale pursuant to Initial Supply Contracts;
●	costs of electricity purchased from Itaipu;
●	costs of electricity purchased pursuant to bilateral agreements that are freely negotiated between parties; and
●	certain other connection and usage charges for the transmission and distribution systems.

Parcel B costs are determined by subtracting all the Parcel A costs from the distribution company’s revenues.

Each distribution company’s concession agreement provides for an annual tariff adjustment. In general, Parcel A costs are fully passed through to consumers. Parcel B costs, however, are adjusted to compensate for inflation in accordance with the Brazilian general market price index, similar to the retail price index (“IGP-M”).

Electricity distribution companies are also entitled to periodical revisions every five years. These revisions are aimed at: (i) assuring that revenues are sufficient to cover Parcel B operating costs and that adequate compensation for essential investments for the services within the scope of each such company’s concession; and (ii) determining the “X factor,” which is an efficiency factor based on three components: (a) expected gains of productivity from increase in scale; (b) evaluations by consumers (verified by ANEEL); and (c) labor costs.

Accordingly, upon the completion of each periodic revision, application of the X factor requires distribution companies to share their productivity gains with final consumers.

The pass-through of electricity purchase costs under supply contracts executed prior to the effectiveness of the Law of the New Electricity Sector Model is subject to a limit based on a value established by ANEEL for each different power source (such as hydroelectric, thermoelectric and alternative sources energy). This limit is adjusted annually to reflect increases in costs incurred by generators. This adjustment takes into account: (i) inflation; (ii) costs incurred in currency with strong value; and (iii) fuel related costs (such supply of natural gas). Costs incurred correspond to at least 25.0% of all costs incurred by generators.

In addition, concessionaires of electricity distribution are entitled to extraordinary review of tariffs, on a case by case basis, to ensure their financial equilibrium and compensate them for unpredictable costs, including taxes, which significantly change their cost structure.

In terms of commercial conditions, ANEEL Resolution no. 547, of April 16, 2013 provided for a new informative system for the consumers, with the inclusion of flags (green, yellow and red) in the consumers’ invoice which indicate whether the energy provider expects an increase or decrease in the energy price for the following month, according to the energy prices established by ANEEL for each subsystem. The additional revenue obtained by the concessionaire due to the use of this flag system will be considered in the readjustment and review procedures described above.

Incentive Programs for Alternative Sources of Electricity

Thermoelectric Priority Program

In 2000, a federal decree created the Thermoelectric Priority Program, or PPT, for purposes of diversifying the Brazilian energy matrix and decreasing its strong dependency on hydroelectric plants. The benefits granted to thermoelectric plants under the PPT include: (i) guaranteed gas supply for 20 years;

(ii) assurance that costs related to the acquisition of the electricity produced by thermoelectric plants will be transferred to tariffs up to a normative value determined by ANEEL; and (iii) guaranteed access to a BNDES special financing program for the power industry.

Proinfa

In 2002, the Proinfa program was established by the Brazilian Government to create certain incentives for the development of alternative sources of energy, such as wind energy projects, Small Hydroelectric Power Plants and biomass projects. As with some other social programs, Eletrobras is involved in the administration of the Proinfa program.

Under the Proinfa program, we purchase electricity generated by these alternative sources for a period of up to 20 years and transfer it to free consumers and certain electricity distribution companies (which are responsible for including the costs of the program in the tariffs for all final consumers in their respective concession area, except for low-income consumers). In its initial phase, the Proinfa program is limited to a total contracted capacity of 3,300 MW (1,100 MW for each of the three alternative energy sources).

Research and Development

Concessionaires and companies authorized to engage in public power distribution, generation and transmission businesses are required to invest annually at least 1.0% of their net operating income in electric power research and development. Companies that only generate power from wind, biomass and Small Hydroelectric Power Plants are not subject to this requirement.

Regulatory Charges

Global Reversion Reserve Fund

In certain circumstances, power companies are compensated for assets used in connection with a concession if the concession is eventually revoked or is not renewed. In 1971, the Brazilian Congress created a Global Reversion Reserve Fund (“RGR Fund”) designed to provide funds for such compensation. In February 1999, ANEEL revised the assessment of a fee requiring all distributors and certain generators operating under public service regimes to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, but not to exceed 3.0% of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and in recent years the RGR Fund has been used principally to finance generation and distribution projects. With the introduction of MP no. 517/2010, the RGR Fund is scheduled to be phased out by 2035, and ANEEL is required to revise the tariff so that the consumer will receive some benefit from the termination of the RGR Fund. In accordance with Law no. 12,783/2013, distribution concessions, transmission concessions granted after September 12, 2012 and all renewed generation and transmission concessions will no longer be deemed to pay RGR charges by January 1st, 2013.

Public Use Fund

The Brazilian Government has imposed a fee on Independent Power Producers reliant on hydrological resources, except for Small Hydroelectric Power Plants, similar to the fee levied on public industry companies in connection with the RGR Fund. Independent Power Producers are required to make contributions to the Public Use Fund (“UBP Fund”) according to the rules of the corresponding public bidding process for the granting of concessions. We received the UBP Fund payments until December 31, 2002. All payments to the UBP Fund since December 31, 2002 are paid directly to the Brazilian Government.

Fuel Consumption Account

Distribution companies, and generation companies that sell directly to final consumers, must contribute to the Fuel Consumption Account (“CCC Account”). The CCC Account was created in 1973 to generate financial reserves to cover elevated costs associated with the increased use of thermoelectric energy plants, in the event of a rainfall shortage, given the higher marginal operating costs of thermoelectric energy plants compared to hydroelectric energy plants. In February 1998, the Brazilian Government provided for the phasing out of the CCC Account. Subsidies from the CCC Account have been phased out over a three-year period beginning in 2003 for thermoelectric energy plants constructed prior to February 1998 and belonging to the SIN. Thermoelectric plants constructed after that date will not be entitled to subsidies from the CCC Account. In April 2002, the Brazilian Government established that subsidies from the CCC Account would continue to be paid to those thermoelectric plants located in isolated regions for a period of 20 years in order to promote generation of electricity in those regions.

Each electric power Company was required to contribute annually to the CCC Account. Annual contributions were calculated based on cost estimates for the fuel needed for the operation of thermal plants in the following year. CCC Account then reimburses the electric power companies for a substantial portion of their thermal plants fuel costs. The CCC Account is administered by Eletrobras.

Law no. 12,111 amended the formula for calculation of the CCC Account relating to the Isolated System. The amount of the reimbursement through the CCC Account is equal to the total cost of generation minus the total amount of energy utilized by the agent at the average unitary energy price determined at auctions of the SIN. The total cost of generation includes the cost of fuel, the cost of energy purchased and associated power, operation and maintenance costs for distribution, asset depreciation, return on investment, energy sector fees, goods circulation tax (provided it is not compensated by the distribution company) and other costs associated with the rendering of services in remote regions. Eletrobras’ subsidiaries which produce energy in the North of Brazil are being reimbursed for their production costs through the CCC Account. The CCC Account’s regulatory agency established thresholds for costs associated with the generation of energy, and costs above these thresholds are not reimbursed.

However, Law No. 12,783/2013 extinguished the apportionment of the benefit of reduction of the costs for fuel consumption within electric energy generation

Energy Development Account

In 2002, the Brazilian Government instituted the Energy Development Account (Conta de Desenvolvimento Energético – “CDE Account”), which is funded through annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL and, since 2003, the annual fees to be paid by agents offering electricity to final consumers, by means of a charge to be added to the tariffs for the use of the transmission and distribution systems. These fees are adjusted annually. The CDE Account was created to support the: (i) development of electricity production throughout the country; (ii) production of electricity by alternative energy sources; and (iii) universalization of energy services throughout Brazil. The CDE Account will be in effect for 25 years and is regulated by ANEEL and managed by Eletrobras.

The Electricity Regulatory Law establishes that the failure to pay the contribution to the RGR Fund, Proinfa program, the CDE Account, the CCC Account, or payments due by virtue of purchase of electricity in the Regulated Market or from Itaipu prevents the non-paying party from receiving a tariff readjustment (except for an extraordinary review) or receiving resources arising from the RGR Fund, CDE Account or CCC Account.

Electricity Reallocation Mechanism

The energy reallocation mechanism (“MRE”) provides financial protection against hydrological risks for hydro-generators according to energy commercialization rules in effect, to mitigate the shared hydrological risks that affect the generators and assure the optimal use of the hydroelectric resources of the SIN.

The mechanism guarantees that all the generators that participate in it will be able to sell the amount of electricity which they have contracted to sell under long-term contracts as determined by ANEEL, which is referred to as “assured electricity,” irrespective of their actual electricity production, provided that the power plants participating in the mechanism, as a whole, have generated sufficient electricity. In other words, the mechanism reallocates electricity, transferring surplus electricity from those generators whose generation was in excess of their assured electricity, to those whose generation was less than assured electricity. The effective generation dispatch is determined by the ONS, which takes into account nationwide electricity demand, the hydrological conditions of the SIN and transmission limitations.

Reimbursement of the generation costs of the relocated electricity is provided to compensate generators that relocate electricity to the system in excess of their assured electricity. Generators are reimbursed for their variable operational costs (except fuel) and costs for the use of water. The total costs of the relocated electricity (from all generators that provided electricity to the energy reallocation mechanism) are then combined and paid by the generators that receive electricity from the mechanism.

The mechanism includes all hydroelectric power plants subject to the centralized dispatching of the National Electricity System Operator, small hydroelectric that opt to participate in the mechanism and thermal power plants with centralized dispatching, included in the Initial Supply Contracts and whose fuel costs are subsidized by the CCC Account. Since 2003, the CCC Account power plants only partially participated in the mechanism, due to the gradual reduction of the subsidy.

Electric Power Services Supervision Fee – TFSEE

ANEEL also charges a supervision fee from electric power services agents and concessionaires. This fee is called the Electric Power Services Supervision Fee TFSEE) and was created under Law no. 9,427 of December 26, 1996, as amended by Law no. 12,111 of December 9, 2009, and Law no. 12,783/2013, and is charged at the rate of 0.4% of the annual economic benefit posted by the agent or concessionaire. The economic benefit is determined based on the installed capacity of authorized generating and transmitting concessionaires or on annual sales income posted by distribution concessionaires. This fee is collected by ANEEL in twelve monthly installments.

Financial Compensation For Use Of Water Resources - CFURH

The states, the Federal District, and municipalities, as well as direct public federal administration bodies all receive financial compensation from generating companies for use of water resources and loss of productive land due to the flooding of the area for the construction and generation of electric power. CFURH is based on power output and paid to the states and municipalities in which the plant or reservoir is situated. ANEEL is responsible for the collection and management of such fee. This charge is not assessed on Small Hydroelectric Power Plants, as they are exempt from this requirement.

Emergency Capacity Charge (ECE)

The Emergency Capacity Charge (ECE) was created as provided for in Article 1 of Law no. 10,438 of April 26, 2002, as amended by Law no. 12,212 of January 20, 2010. It is assessed proportionally to the final individual total consumption of all consumers served by the SIN and classified as a specific tariff charge. ANEEL ruled that its basis would be the cost of contracting generating capacity or voltage estimated by the Brazilian Emergency Energy Commercialization Company (CBEE) in any given year.

Rationing

The Electricity Regulatory Law establishes that, in a situation where the Brazilian Government decrees a compulsory reduction in the consumption of electricity in a certain region, all energy amount agreements in the Regulated Market, registered within the CCEE in which the buyer is located, must have their volumes adjusted in the same proportion to the consumption reduction.

The Effects of the New Bankruptcy Law on Eletrobras

On February 9, 2005, the Brazilian Government enacted Law no. 11,101 (“New Bankruptcy Law”). The New Bankruptcy Law, which came into effect on June 9, 2005, governs judicial recovery, extrajudicial recovery and liquidation proceedings and replaces the debt reorganization judicial proceeding known as concordata (reorganization) for judicial recovery and extrajudicial recovery. The New Bankruptcy Law provides that its provisions do not apply to government owned and mixed capital companies. However, the Brazilian Federal Constitution establishes that mixed capital companies, such as Eletrobras, which operate a commercial business, will be subject to the legal regime applicable to private corporations in respect of civil, commercial, labor and tax matters. Therefore it is unclear whether or not the provisions in connection with judicial and extrajudicial recovery and liquidation proceedings of the New Bankruptcy Law would apply to Eletrobras.

Judicial Recovery

In order to request judicial recovery, a debtor must fulfill the following requirements: (i) conduct its business in a regular manner for more than two years; (ii) not be bankrupt (or, in the event that the debtor was bankrupt in the past, then all obligations arising therefrom must have been declared extinguished by a judgment not subject to appeal); (iii) not have been granted a judicial recovery or special judicial recovery in the five or eight years prior to its request, respectively; and (iv) not have been convicted of (or not have a controlling partner or manager who has been convicted of) a bankruptcy crime. All claims in existence at the time of the request for judicial recovery are subject to such procedure (including potential claims), except for claims of tax authorities, lenders acting as fiduciary owners of real or personal properties, lessors, owners or committed sellers of real estate, including for real estate developments, or owners under sale agreements with a title retention clause (paragraph 3 of Article 49 of the New Bankruptcy Law). The judicial recovery can be implemented by means of one or more of the following transactions, amongst others (i) the granting of special terms and conditions for the payment of the debtor’s obligations; (ii) spin-off, merger, transformation of the company, incorporation of a wholly-owned subsidiary or the assignment of quotas or shares; (iii) transfer of corporate control; (iv) partial or total replacement of the debtor’s management, as well as the granting to its lenders the right to independently appoint management and the power of veto; (v) capital increase; (vi) leasing of its premises; (vii) reduction in wages, compensation of hours and reduction of the workday, by means of collective bargaining; (viii) payment in kind or the renewal of the debtor’s debts; (ix) creation of a company composed of lenders; (x) partial sale of assets; (xi) equalization of the debtor’s financial charges; (xii) constitution of an usufruct on the company; (xiii) shared management of the company; (xiv) issuance of securities; and (xv) creation of a SPE for purposes of receiving the debtor’s assets.

However, in accordance with Law no. 12,767/2012, energy concessionaires may no longer initiate judicial or extrajudicial recovery procedures.

Extrajudicial Recovery

The New Bankruptcy Law also created the extrajudicial recovery mechanism, by means of which a debtor who meets the requirements for the judicial recovery (as outlined above) may propose and negotiate with its lenders an extrajudicial recovery plan, which must be submitted to the court for approval. Once approved, such a plan will constitute a valid means of enforcement. The extrajudicial recovery is not applicable, however, to any claims relating to labor workplace related accidents, as well as to any claims excluded from judicial recovery. In addition, the request for court approval of an extrajudicial recovery plan does not impose a moratorium on the rights, suits and enforcement proceedings of lenders not subject to such plan, and those lenders will still be able to request the debtor’s bankruptcy.

As mentioned above, energy concessionaires may no longer initiate judicial or extrajudicial recovery procedures.

Liquidation

The New Bankruptcy Law changed the order in which claims are classified in the context of liquidation proceedings to the following order, which is set out in order of priority: (i) first-priority credits, (ii) labor claims in general (limited to a maximum amount of 150 times the minimum monthly Brazilian wage per creditor) and labor claims related to indemnification for workplace accidents; (iii) claims of secured lenders (limited to the amount of the guarantee); (iv) tax claims (except for tax fines); (v)

personal claims enjoying special privileges (as defined in other statutes); (vi) personal claims enjoying general privileges (among others, unsecured lenders who have provided goods or services to the debtor during its judicial recovery and lenders who are so defined in other statutes); (vii) unsecured debts (lenders not provided for in the preceding items, labor lenders whose claims exceed the 150-minimum monthly wages limitation, and lenders whose claims exceed the amount of their respective guarantees); (viii) contractual fines and monetary fines arising from the disobedience of statutes; and (ix) subordinated debts (as provided for by law or in an agreement, and lenders who are partners or managers of the debtor company but not in the context of a labor relationship). The New Bankruptcy Law establishes that only a creditor claiming for an amount in excess of 40 times the minimum monthly Brazilian wage can commence liquidation proceedings. However, it is permitted for lenders to commence a class action in order to comply with the minimum amount mentioned above. The New Bankruptcy Law also extended (i) the time period in which a debtor must present its defense in connection with a request for its bankruptcy from 24 hours to ten days, and (ii) the suspension period during which no assets may be sold or liquidated from 60 to 90 days (from either the date of filing the bankruptcy petition, the request for judicial recovery or from the date of the first protest of a note due to its non-payment by the company).

Environmental

General

Environmental issues can significantly impact its operations. For example, large hydroelectric plants can cause the flooding of large areas of land and the relocation of large numbers of people. The Brazilian Constitution gives both the Brazilian Government and state and local governments power to enact laws designed to protect the environment and to issue regulations under such laws. While the Brazilian Government has the power to promulgate general environmental regulations, state and local governments have the power to enact more stringent environmental regulations. Accordingly, most of the environmental regulations in Brazil are state and local rather than federal.

Any failure to comply with environmental laws and regulations may result in criminal liability, irrespective of the strict liability to perform environmental remediation and to indemnify third parties for environmental damages. These failures may also subject us to administrative penalties such as fines, suspension of public agency subsidies or injunctions requiring us to discontinue, temporarily or permanently, the prohibited activities.

In order to build a hydroelectric plant, Brazilian electricity companies must comply with a number of environmental safeguards. For projects for which the environment impact is considered significant, such as generation projects with an output above 10 MW, as well as transmission lines above 230 kV, together with certain other environmentally sensitive projects, first, a comprehensive environmental impact study must be prepared by external experts who make recommendations as to how to minimize the impact of the plant on the environment. The study, together with a specific environmental report on the project prepared by the company, is then submitted to federal, state or local governmental authorities, depending on the projected impact, for analysis and approval. Such study and report are used for the environmental licensing of the project, which is generally carried out by means of a three stage licensing process, which comprises (i) a license to attest the viability of the project (LP), (ii) a license to begin work (LI), and (iii) a license to operate the project (LO). In addition, the company is required by law to devote a percentage of the total cost of any investment in new projects with a significant environmental impact to environmental preservation. According to federal law and a recent decision by the Brazilian Supreme Court, such percentage shall range from zero to 0.5%.

However, in the State of Rio de Janeiro, the State determined that the compensation percentage shall range from 0.5% to 1.1%. This percentage may be judicially challenged or changed by the competent authority by publication of a further law. Since the early 1980’s, the Brazilian electricity sector has endeavored to improve its treatment of the social and environmental aspects of power project planning, implementation and operation. In general, its generation subsidiaries are in compliance with applicable environmental regulations in Brazil, and the environmental policies and guidelines of the electricity sector. its generation and transmission facilities benefit from certain exemptions to licensing requirements because their operations commenced before the applicable environmental legislation. Nonetheless, some environmental authorities have issued notices of infringement alleging the absence of environmental licenses.

As of December 31, 2015, its subsidiary Eletronuclear operated two nuclear power plants in the State of Rio de Janeiro, Angra I and Angra II and a third nuclear power plant, Angra 3, is under construction. Because Eletronuclear initiated its activities before the enactment of an environmental legislation, Angra I was licensed by CNEN under the nuclear and environmental regulations in effect at that time. Currently, Brazilian law requires the issuance of: (i) an authorization for nuclear enterprises by CNEN; and (ii) an environmental license issued by the Instituto Brasileiro do Meio Ambiente e Recursos Naturais Renováveis (or IBAMA, the Brazilian Federal environmental authority).

Regarding the environmental licenses, a study group formed by the Federal Public Attorney’s Office, CNEN, IBAMA, the State Foundation of Environmental Engineering (FEEMA, which was one of the environmental authorities in the State of Rio de Janeiro, currently unified in one single entity, the Instituto Estadual do Ambiente or INEA), Eletronuclear and Eletrobras prepared a Termo de Ajustamento de Conduta (TAC) according to which the guidelines for the environmental licensing update procedure should be established. Angra II has obtained all the environmental licenses necessary for its operations, but the Federal Public Attorney’s Office challenged its renewal, which it conditioned upon the compliance with a TAC and according to which Eletrobras Eletronuclear should implement a program in order to improve emergency plans, environmental monitoring programs and effluents treatment systems. Until these obligations are accomplished, IBAMA and CNEN should abstain from issuing any definitive licenses or authorizations for the operation of Angra II. An assessment comprising the accomplishments of the TAC was issued by IBAMA to the Public Attorney in June 2006. After evaluation of the status of completion of these conditions, IBAMA issued a report concluding that all technical conditions compiled in the TAC were satisfied. In March 2014, IBAMA issued a Unified LO for the nuclear installations in operation at the CNAAA – Central Nuclear Almirante Álvaro Alberto - Angra I, Angra II site and the Radioactive Waste Management Center (including initial storage facilities), which is valid until March 2024. Eletronuclear also holds a LI in connection with the construction of Angra 3 and other applicable environmental licenses for other buildings and facilities within the site of the nuclear power plants.

With respect to CNEN’s license, both nuclear power plants currently have their own Authorization for Permanent Operation (AOP). The AOP of Angra I will expire in August 2024, and the AOP of Angra II will expire in June 2041. Eletronuclear is strictly liable for nuclear accidents as an operator of nuclear plants in Brazil.

Energy Conservation

Over the past 20 years, the Brazilian Government has implemented a number of actions directed to energy conservation on the electricity sector. The Brazilian Government normally finances these actions and Eletrobras is in charge of administering them. The most important project in this area is the Procel.

The National Electric Conservation Program (Procel) was created in 1985 to improve energy efficiency and rationalization of the use of natural resources throughout Brazil. The MME coordinates the program and Eletrobras is responsible for its execution. The main objective of Procel is to encourage cooperation among various sectors of Brazilian society to improve energy conservation both on the production and consumer sides.

Alternative Electricity Sources

In 2002 the Brazilian Government created the Program for the Development of Alternative Electricity Sources (Proinfa), with the objective of diversifying the Brazilian energy matrix by searching for regional solutions with the use of renewable energy sources.

b) Company’s environmental policy and costs incurred for compliance with environmental regulation and, if appropriate, other environmental practices, including adherence to international standards of environmental protection

The environmental policy of the Eletrobras’ companies aims to provide guidelines for the management of social and environmental issues associated to its electric power projects. Eletrobras complies with government policies, especially those related to the environment, water resources, climate change and energy, with the relevant legal and regulatory frameworks as well as with international agreements to which Brazil is a signatory, from which the more important are the following:

●	Stockholm Convention on Persistent Organic Pollutants (POP) – Decree no. 5,472/2005;
●	International Labor Organization no. 169 – ILO, regarding indigenous and tribal peoples – Decree no. 5,051/2004;
●	Cartagena Protocol on Biosafety – Legislative Decree no. 908/2003;
●	Kyoto Protocol – Decree no. 144/2002;

●	UN Convention to Combat Desertification in Countries Seriously affected by Drought and/or Desertification– Decree no. 2,741/98;
●	United Nations Framework Convention on Climate Change – Decree no. 2,652/98;
●	Vienna Convention on Civil Liability for Nuclear Damage – Decree no. 2,648/98;
●	Convention on Biological Diversity – Decree no. 2,519/98;
●	Ramsar Convention on Wetlands of International Importance, especially as waterfowl habitat – Decree no. 1,905/96;
●	Basel Convention about the Control of Transboundary Movements of Hazardous Wastes and their Disposal – Decree no. 875/93;
●	Convention on International Trade in Endangered Species of Wild Fauna and Flora (CITES) – Decree no. 92.446/86.

The environmental aspects inherent to the activities of generation, transmission and distribution of electricity have evolved in recent decades. Environmental policy for the Brazilian power sector was first established in the Environmental Master Plan for the Electricity Sector (“PDMA II”) - 1991/1993.

The new institutional model of the sector led to the formulation of an exclusive environmental policy for Eletrobras’ Group. The first version was approved in March 2006.

In order to meet the requirements of the reorganization process and the strategic repositioning of the Eletrobras’ companies, its environmental policy has been improved in the second half of 2009. This revised version was approved in January 2010, and is divided into two levels: (i) principles, which summarize the essence of the environmental commitment of companies; and (ii) guidelines, which aim to provide an operational dimension to the principles.

In order to insert the necessary operational dimension to daily practices of environmental management in the companies, in May 2013, a new version of this policy was approved, with incorporation of five thematic guidelines, to insert the required operational dimension to everyday management environmental practices in companies: biodiversity, environmental communication, environmental education, reservoirs’ environmental and asset management and, finally, climate change, derived from the Declaration of Commitment, approved in 2012, which came to comply with the strategic business objectives. In 2015, a new guideline – which deals with the relocation of populations affected by developments - was added to all the others.

Also in 2015, as a result of the Environmental Policy Internalization and Disclosure Plan in the Eletrobras’ companies, the Environmental Subcommittee (SCMA) approved the first workshops to disseminate the Environmental Policy in the distribution companies of Eletrobras throughout the month of March 2015.

The Environmental Policy of Eletrobras was prepared considering its diversity as to the business segments - generation, transmission and distribution - and generation sources - hydro, nuclear, thermal and wind, thus the principles addressed by the Environmental Policy of Eletrobras’ companies and its main guidelines, are:

(i)    Internal Integration: ensures the incorporation of the environmental dimension to Eletrobras’ processes. To do so, Eletrobras shall consider the public policies regarding the environment in its internal processes, to manage the environmental aspects of its projects by coordinating the different areas of the company, incorporate the environmental dimension to decision-making processes and incorporate the principles and guidelines of the environmental policy for executed contracts and partnerships formed;

(ii)  External Integration: Aims to implement programs and environmental actions in coordination with other sectors and institutions. To do so, Eletrobras shall enhance opportunities for local and regional sustainable development arising from the projects, shall endeavor to share institutional and financial responsibilities with other public and private agents acting in the area of the projects in order to contribute to the integrated management of watersheds and to the sustainable use of water resources, together with such stakeholders, and take into account the individual aspects of the ecosystems and local communities in joint actions and environmental programs with actions and public policies;

(iii) Relationship with the Community: promote relationships with the several community segments. The guidelines established to achieve this goal are: dialogue with the different social stakeholders involved from the early planning of projects and identify their needs and expectations, establish procedures for communication with appropriated language to the intended audience, and establish ongoing process of communication and clarification the public on issues related to energy and environmental initiatives;

(iv) Sustainable Use of Energy Resources: exploring the potential of local and regional resources in connection with the principles of sustainable development. To do so, Eletrobras shall encourage the use of renewable sources in order to expand the supply of electricity, use incentive mechanisms to reduce emissions of greenhouse gases as a business opportunity, internalize the social and environmental benefits and costs to define the use of energy resources, and support energy conservation and efficiency programs as a strategy for rational use of natural resources; and

(v) Environmental Management: seeks to implement an environmental management system integrated with other corporate management systems. Eletrobras shall take actions that promote the improvement of environmental performance indicators used to measure the results of environmental management, encourage employees, business partners and suppliers to comply with environmental requirements, encourage energy conservation and efficiency and fight waste within the company, sensitize and train employees, partners and suppliers about their responsibilities to the environment, and promote environmental awareness activities in the areas under the influence of its projects.

In 2014, Eletrobras’ companies invested approximately R$ 296 million in environmental procedures. Much of the investment - approximately US$ 180 million - were related to preservation and/or recovery of degraded environments and maintenance of operating processes to improve environmental conditions.

During the fiscal year 2015, Eletrobras’ companies have invested approximately R$ 522 million in environmental actions, of which R$ 316 million were related to the preservation and/or restoration of degraded environments and maintenance of operating processes to improve environmental conditions. In 2015, Eletrobras began participating in a pilot project developed by the University of Cambridge in England, called “Natural Capital Protocol” in order to identify dependencies/business impacts on biodiversity and biodiversity in relation to business as well as opportunities arising from this interaction aimed at improving the management. The collection “Best Practices” of Eletrobras’ companies, as to know, the activities to improve the management of environmental issues, was updated.

c)    Dependence on material patents, trademarks, licenses, concessions, franchises, contracts, royalties for the development of the activities

Eletrobras, through its subsidiaries, develops its electric power generation, transmission and distribution activities in accordance with the concession agreements signed with the Brazilian Government through ANEEL and, accordingly, its financial condition and results of operations depend on the continuation of such concessions.

The generation, transmission and distribution concessions are granted through competitive bidding processes conducted by the granting authority. Eletrobras depends on its competitive condition in those bidding processes to obtain such concessions.

For more information on the concessions held by Eletrobras, see item 9.1. of this Reference Form.

7.6 Information about countries where Eletrobras earns significant revenues:

Eletrobras holds 50% of the capital stock of the SPE Rouar S.A. (Uruguay). Such SPE develops the Wind Plant Artilheros and began to generate revenues from energy generation in December 2014. In 2015, deployment of the plant was concluded and the gross revenue from energy sales summed US$ 8.5 million.

Although Eletrobras is studying the feasibility of projects and the possibility to participate in projects abroad, currently Eletrobras has no significant revenues originating from countries other than Brazil.

7.7 Regulation in countries where Eletrobras earns significant revenues and influences on Eletrobras’ business:

Not applicable. Although Eletrobras is studying the feasibility of projects and the possibility to participate in projects abroad, currently Eletrobras has no significant revenues originating from countries other than Brazil.

7.8. Social and environmental policies:

a)  If issuer discloses social and environmental information

Eletrobras is a signatory of the UN Global Compact, the largest corporate responsibility initiative in the world, and is a member of the Corporate Sustainability Index (ISE) of BM&FBOVESPA. Eletrobras was included in the Dow Jones Sustainability Index in 2013, in the portfolio of emerging markets.

Its Annual Sustainability Report includes information on corporate management, social, environmental and economic performance indicators and other indicators specific to the electricity sector.

In 2016, Eletrobras will release its eighth Inventory of Greenhouse Gas Emissions, which reaffirms its commitment to addressing climate changes. The document presents the emissions of greenhouse gases (GHGs) by Eletrobras’ companies for the base year 2015.

In addition to the annual preparation of the Greenhouse Gas Emissions Inventory (GHG) of Eletrobras’ companies, which has been taking place since 2009, and to its commitment to climate change as expressed in “Eletrobras’ Declaration of Commitment on Climate Change”, published in 2012, Eletrobras also established, through a joint effort with its subsidiaries, targets for reducing emissions of greenhouse gases for its own vehicle fleet and for the consumption of electricity. These targets project the reduction of GHG emissions for the year 2015 based on the 2012 emissions.

The data so far gathered for the Greenhouse Gas Emissions Inventory (GHG) of Eletrobras’ companies in 2015, which should be finalized in May 2016, indicate an increasing trend in GHG emissions due to higher dispatch of thermoelectric plants by the National System Operator, following the trend of the last four years.

b)  methodology followed for the preparation of this information

Since 2008, Eletrobras’ companies adopt the guidelines of the Global Reporting Initiative (GRI) for the development of their sustainability report.

The Inventory of Greenhouse Gas Emissions of Eletrobras’ companies follow the IPCC methodology (2006) and the guidelines of the GHG Protocol (WRI, 2004). To calculate the GHG emission intensity Scopes 1 and 2 (direct emissions and indirect emissions related to the purchase of energy) were considered, as recommended by the Carbon Disclosure Project (CDP) and other GHG emission reporting tools.

c)  If this information is audited or reviewed by an independent entity

The Annual Sustainability Report and the Annual Greenhouse Gas Emissions Inventory of Eletrobras’ companies have been verified, since 2012, by independent auditors and reproduce the Letter of Assurance issued by the auditors.

d)  web page where this information can be found

The sustainability report can be found on Eletrobras’ investor relations website (www.eletrobras.com), in the sections “Sustainability” or “Investor Relations\Financial Information”.

The Inventory of Greenhouse Gas Emissions of Eletrobras’ companies can be found in the website https://www.eletrobras.com/elb/main.asp?Team=%7B42C746D5-89A0-4D98-9246-9AEA402BE8F6%7D.

7.9. Provide other information that issuer deems relevant:

Itaipu Binacional - ANDE (Paraguay)

Itaipu Binacional is a bi-national entity created and governed in equal rights and obligations under the terms of the Treaty dated April 26, 1973, entered by and between the Federative Republic of Brazil and the Republic of Paraguay, also referred to as High Contracting Parties, and its capital stock is equally divided between Eletrobras and Administración Nacional de Electricidad - ANDE, also referred to as the Parties.

Itaipu Binacional is headquartered in Brasilia, capital of the Federative Republic of Brazil and in Asuncion, capital of the Republic of Paraguay, and is entitled full tax exemption in both countries, pursuant to the Treaty.

Itaipu’s objective is the hydroelectric exploitation of water resources of the Paraná River, which belongs to both countries, from and including the Salto de Guaíra to the Iguaçu River, through the construction and operation of a hydroelectric power plant with total capacity of 12.6 million kW, generating quality electric power, with social and environmental responsibility, and promoting economic, touristic and technological sustainable development in Brazil and Paraguay.

Itaipu Binacional formally began its operations on May 17, 1974, and the hydroelectric plant was officially inaugurated on October 25, 1984, and from March 1985, two generating units were available to Brazil and Paraguay. In 1991, the first implementation stage of generating units was completed. Upon commencement of operations of the last two generating units in December 2006 and April 2007, the hydroelectric plant expanded its installed capacity to 14 million kW. Itaipu Binacional is governed by the rules established by the Treaty, and is governed by a Board of Directors and an Executive Board, comprised by an equal number of members from each country.

Itaipu Binacional’s financial statements and supplemental information are prepared in accordance with the accounting principles accepted in Brazil and in Paraguay, respecting the specific provisions set forth in the Treaty and other official records.

The main differences of the accounting practices adopted in these countries are:

●	The depreciation of fixed assets and amortization of intangible assets is not calculated;

●	The accumulated income of Itaipu Binacional are not presented in the shareholders’ equity and, instead, are presented in the line item “Income subject to Compensation”, as part of the assets;

●

The return on capital paid to the High Contracting Parties does not consider the realization of net income and, instead, is part of the passive and corresponds to an operational expense in the statement of income;

●	The Statement of Origins and Application of Funds is part of the Financial Statements, and the Consolidated Cash Flow and Added Value are presented as supplementary information; and

●	Itaipu Binacional does not prepare the Statement of Changes in the Shareholders’ Equity and the Statement of Other Comprehensive Income, as its shareholders’ equity is not modified.

Income from operations of Itaipu Binacional encompasses the amounts resulting from electricity services rendered, based on the power purchased by Eletrobras’ companies, in Brazil, and ANDE, in Paraguay, under the letters of commitment and agreement entered into for this purpose, as well as from reimbursement for costs of energy additional to guaranteed energy, not associated to the contracted capacity.

Compensation for the assignment of energy charged to Eletrobras is credited to the Paraguayan Government, depending on the volume of Paraguayan energy assigned.

Financial revenues of Itaipu Binacional encompass revenues deriving from interest accrued on investments made in financial institutions, amounts in arrears in connection with late payments made under electricity services agreements and interest resulting from the debt renegotiation with ANDE (related to electricity services rendered and interest arising from the agreement executed with ANDE for the construction of the right bank substation).

The operations conducted by Itaipu Binacional are made in several currencies, mainly reais and guaranis, and are accounted for based on the US dollar. The effects of currency fluctuation are reflected in the financial statements pursuant to conversion criteria described therein, based on the range of the fluctuation of such currencies in comparison to the US dollar in Brazil and Paraguay. The amounts recorded in US dollars are registered at cost (historical), not considering the effects of currency fluctuation.

CEPEL

Centro de Pesquisas de Energia Elétrica – Cepel is the executor for the research, development and investment programs for the Eletrobras’ companies. Created in 1974, as the result of Eletrobras’ strategic planning, with the main objective of supporting the technological development of the Brazilian electricity sector.

Currently, Cepel act as the Executive Secretary Technology Policy Committee (CPT) of the Eletrobras’ companies, created after 2012, responsible for dealing in an integrated basis with corporate matters of P&D+1 and Technology, establishing policies, guidelines, strategies and plans of action. However, Cepel’s beneficiaries exceed Eletrobras, and include the MME and entities of the electric power industry, such as the Energetic Research Company (“EPE”), National Electricity System Operator (“ONS”), the Electric Power Commercialization Chamber (“CCEE”) and ANEEL, as well concessionaries and equipment manufactures. In addition, CEPEL is part in the discussions of the National Energy Plan and the Ten-Year Energy Expansion Plans, created by EPE.

Cepel has a collection of methodologies and computer programs subject to permanent improvement and development, which are applied to plan the expansion of generation and transmission activities, considering environmental aspects and the use of alternative sources and are also used in the operation of hydrothermal interconnected systems and to the basic network operation, in real-time, and is widely used throughout the electric power industry.

In addition, Cepel also develops studies and research to create technologies for (i) transmission, enabling, for example, increase of capacity, reduction of pass bands and better routes for the installation of new lines; (ii) monitoring and diagnosis of equipment, seeking to optimize investments and safety of operations; (iii) energy conservation and efficiency; (iv) metallurgy and materials; and (v) distribution, with emphasis on losses reduction and the improving of the quality of supply, both connected with the concept of smart grids. Cepel also provides technological support to important governmental projects and programs, such as Luz para Todos, Proinfa, Procel and Reluz, actively cooperating in the elaboration of the Energy Expansion Plans.

Cepel has a complex of laboratories, used to support research and development projects and to conduct tests, forensic analyses and compliance analyses for certification procedures. Several laboratories are pioneers in Brazil, many of them unique in South America.

In 2015, Eletrobras’ companies provided funds to such activities in the amount of R$ 167 million, in 85 large institutional projects in its portfolio, divided into seven areas: (i) Energy Optimization and Environment; (ii) Electrical Networks; (iii) System Automation; (iv) Transmission lines and Stations; (v) Distribution Technology; (vi) Material, Alternative Sources and Energy Efficiency; and (vii) Laboratory and Research Infrastructure.

Social Responsibility

In order to contribute to the sustainable development of Brazil and of other countries where it operates, Eletrobras takes the social responsibility as a strategic issue, lining up its actions to the Guidelines on Social Responsibility of Eletrobras and to the voluntary commitments made by the company, such as the UN Global Compact Principles and those assumed by the Federal Government, as an example, the Millennium Development Goals.

Sponsorships by Eletrobras seek to include environmental issues, social aspects and sports, as well as other matters related to its stakeholders as a way to combine business objectives with those of the company.

In June 2014, Eletrobras and Itaipu Binacional joined the term of commitment in connection to the business conduct guidelines for recommended multinational companies by the Organization for Cooperation and Economic Development (OECD). In this manner, as a signatory of UN Global Compact, of the Gender Equality Program and Policies Secretariat Race for Women of the Presidency of the Republic - SPM/PR and of Women’s Empowerment of Principles - joint initiative of UN Women and Global pact - the Eletrobras has incorporating the challenge of promotion of equal opportunities for all people player, making an also expressed commitment in the Code on Ethics in Eletrobras’ companies. The results that can be highlighted since Eletrobras made these commitments are: extension of health benefit to same-gender partners, gender channel to receive sexual harassment and other gender discrimination claims, diversity inclusion in Eletrobras’ advertising, maternity leave of 180 days, constant educational activities dealing with gender, race and diversity issues.

In December 2015, Eletrobras’ Program Volunteer was launched in order to enhance the exercise of citizenship among its employees, thus strengthening the organizational culture, the proximity to the community in which it operates, the human and professional development, thus, resulting in better results in Eletrobras’ organizational ambience. Through voluntary actions with non-profit institutions of recognized competence, Eletrobras volunteers offer their time, knowledge and talent, spontaneously and for free, to social causes.

In the context of social projects and actions, Eletrobras continued the long-term project with the indigenous communities of Kayapó living in the west bank of the Xingu river in the south of Pará, the indirect impact region of the Belo Monte Hydroelectric Plant, under construction. In 2015, the development of projects with the Kayapo indigenous communities living in the eastern bank of the Xingu River was completed. These projects will be implemented in 2016.

Other projects carried out in areas close to Eletrobras’ developments can be noted, such as the opening of the Production Community Center (CCP) “Leite Legal”, the result of an agreement between Eletrobras and Cooperativa Agroleiteira Transamazônica (Coopetra). Such partnership also allowed the deployment of 3 CCPs in the city of Rurópolis-PA, located at the junction of the Trans-Amazon Highway (BR-230) and of the Cuiabá-Santarém Highway (BR-163), in the Tapajós basin region. This is a project aimed at milk processing, adding value to the product, causing an increase in the income of producers.

Besides these, two social projects were also carried out in Candiota, at the time of the projects for the Brazil-Uruguay Interconnection: “Sowing Citizenship” and “Candiota Philharmonic Orchestra”. The first goal was to provide professional training to young people and adults in the city of Candiota, allowing them to compete in equal conditions for jobs, thus promoting social inclusion and better quality of life and promoting local and regional development. The purpose of the second project is to provide access to culture and empower the young from the city of Candiota to learn how to play a musical instrument. The result is the creation of the philharmonic orchestra of Candiota.

Specifically, under the sponsorships, the main beneficiaries, in 2015, were the projects related to energy issues (2015 Sponsorship Program for Power Industry Events) and the cultural projects related to popular arts and music. In 2015, according to the terms of the Sponsorship Policy of Eletrobras’ Companies, we seek to support projects that have the expected return, valuing innovative, creative and original cultural activities that could, at the same time, add value to the brand of Eletrobras’ companies and value the cultural wealth in various regions of Brazil. Eletrobras’ holding has developed an Evaluation Methodology for Sponsorship Projects, which consists of a metric tool for the cost-effective analysis of projects and the results achieved after the events, adjusting the choice and analysis of projects to technical evaluation criteria. In 2015, the methodology has been updated and optimized, and has been of great interest to other Brazilian state-owned companies.

In 2015, Eletrobras spent R$ 1,978,547.06 to sponsor the cultural area, of which R$ 639,460.00 were spent of incentivized projects, while R$ 1,339,087.06 were spent on non-incentivized projects. No sports projects, whether incentivized or not, were sponsored in 2015.

Antitrust Policy of Eletrobras’ companies

On May 19, 2014, the Board of Officers approved the Antitrust Policy of Eletrobras’ companies. The guidelines settled down in Antitrust Policy must be respect by all employees of the Eletrobras’ companies, members of the Board of Directors, officers, directors, employees, contractors, service providers and trainees, in addition to any business partners, suppliers and employees of business partners and joint ventures.

The main objective of Antitrust Policy of Eletrobras’ companies is to guide the treatment of antitrust matters in Eletrobras’ companies, aiming to guide it actions in competitive environments and enhance business practices that stimulate free competition and reduce operational risks of its activities against regulators organs, consistent with legal principles and best market antitrust practices.

Some guidelines of this policy are: (i) submit business decisions and actions to the constitutional, legal and regulatory provisions assigned to it Indirect Public Administration’s condition; (ii) guide decisions and actions by ethics, transparency, integrity, loyalty, impartiality, professionalism and efficiency, considering the legitimate interests of all its related public and its commitment to sustainability; (iii) defend the rules of free competition; (iv) not to manipulate prices or act in the market using unfair or anti-competitive practices; (v) not to involve with companies that promote unfair and anticompetitive actions, or that in any way, harm free competition or free enterprise shares; (vi) not to involve with companies that promote the formation of trusts to control a relevant market of goods or services; (vii) not to involve with companies that promote actions that may undermine the free market competition; (viii) not to involve with companies that promote actions that may characterize unfair competition; (ix) not to involve with companies that promote agreements or arrangements with competitors to fix prices or manipulate proposals.

8.1 Acquisition or sale of any relevant asset that does is not deemed as a normal operation in Eletrobras’ business

No purchase or sale transaction of any relevant asset that does not fit Eletrobras’ regular operation has been made in the last three fiscal years and in the current fiscal year.

8.2 Significant changes in the conduction of Eletrobras’ business

No significant change in the conduction of Eletrobras’ businesses has taken place in the last three fiscal years and in the current fiscal year.

8.3 Material agreements entered into by Eletrobras and its subsidiaries not directly related to its operating activities

Loans granted by Eletrobras

Historically, Brazilian law has allowed Eletrobras to grant loans to its subsidiaries and other electricity utilities controlled by it. Some of these concessionaires areno longer subsidiaries or affiliates of Eletrobras’ group, although most loans have been carried out with related parties. Before the privatization of the Brazilian electric sector, which began in 1996, the making of loans was an important part of Eletrobras’ operations because most companies in the sector were public companies, allowing Eletrobras to grant such loans.

However, as a result of the privatization, the number of companies to which Eletrobras is authorized to grant loans decreased and this activity has ceased to be a relevant part of its business. The total amount of loans granted in the financial statements of Eletrobras was of R$ 17.6 billion, R$ 14.7 billion and R$ 15.2 billion on December 31, 2015, 2014 and 2013 respectively, and of this total, R$ 14.8 billion, R$ 11.7 billion and R$ 11.9 billion were lent to Itaipu on December 31, 2015, 2014 and 2013, respectively.

The loans granted were made with Eletrobras’ own resources, as well as with sectoral and external funds raised through international development agencies, financial institutions and resulting from the issuance of bonds in the international financial market.

All loans granted are supported by formal agreements with borrowers. Most of these amounts are to be provided in monthly installments and repaid in an average term of 10 years and the average interest rate, weighted by the portfolio balance, is of 8.74% per annum.

Loans granted in the parent company, with an inflation adjustment clause, accounted for about 42% of the total portfolio as of December 31, 2015 (38% on December 31, 2014). Those providing for the inflation adjustment based on indexes that represent the level of domestic prices in Brazil reached 58% of the portfolio balance on December 31, 2015 (62% on December 31, 2014).

The market values of these assets are close to their book values, as they are specific sector operations and formed, in part, with Sector Funds and do not find similar conditions as parameters for the assessment of their market value.

The increase in the balance of loan receivables in 2015 is mainly due to the exchange rate variation calculated over the loans granted to Itaipu, as a result of the appreciation of the dollar against the real when compared to December 2015 and December 2014. The dollar appreciated by 47%.

Except for the financial transaction with the subsidiary, together with Itaipu, whose credit risk is low due to the inclusion of borrowing costs in the energy trading price of the subsidiary, as defined under the International Treaty signed between the Governments of Brazil and Paraguay, the credit risk concentration with any other counterparty individually did not exceed 3% of the outstanding balance during the 2015 fiscal year.

8.4 Other material information

All material information concerning this topic were disclosed in the aforementioned items.

9.1 Material assets recorded under non-current assets

In addition to the assets listed in the following items, there are no other material assets recorded under non- current assets.

9.1 Material assets recorded under non-current assets / 9.1.a – Fixed assets

Description of non-current asset	Location country	Location State	Location city	Type of property
Property at Setor Comercial Norte, Quadra 4, Bloco B -100, Sala 203 – Asa Norte	Brazil	DF	Brasília	Own
Property at Av. Presidente Vargas, nº 409, 15º e 17º andares, Edifício Herm Stolz	Brazil	RJ	Rio de Janeiro	Own
Land at Rodovia BR 101, Km 168	Brazil	RJ	Macaé	Own
Land and Building at lotes 3, 4, 5, 6 and 7 at Q 59 A	Brazil	PR	Guairá	Own
Land located at Rua dos Arcos, lotes 1 e 2	Brazil	RJ	Rio de Janeiro	Own
Amazonas Energia - Usina Termelétrica - Aparecida	Brazil	AM	Aparecida	Own
Amazonas Energia - Usina Hidrelétrica - Balbina	Brazil	AM	Presidente Figueiredo	Own
Amazonas Energia - Usina Termelétrica - Mauá	Brazil	AM	Manaus	Own
Amazonas Energia - Usina Termelétrica - Electron	Brazil	AM	Manaus	Own
CGTEE - Usina Termelétrica - Presidente Médici	Brazil	RS	Candiota	Own
CGTEE - Usina Termelétrica – Candiota III	Brazil	RS	Candiota	Own
Chesf - Usina Termelétrica - Camaçari	Brazil	BA	Dias D’Ávila	Own
Chesf - Usina Hidrelétrica - Curemas	Brazil	PA	Curemas	Own
Chesf - Usina Hidrelétrica - Sobradinho	Brazil	BA	Sobradinho	Own
Chesf - Usina Hidrelétrica - Piloto	Brazil	BA	Paulo Afonso	Own
Chesf - Usina Hidrelétrica - Araras	Brazil	CE	Araras	Own
Eletronorte - Usina Termelétrica - Rio Acre	Brazil	AC	Rio Branco	Own
Eletronorte - Usina Termelétrica - Rio Branco I	Brazil	AC	Rio Branco	Own
Eletronorte - Usina Termelétrica - Rio Branco II	Brazil	AC	Rio Branco	Own
Eletronorte - Usina Hidrelétrica - Curuá-Una	Brazil	PA	Santarém	Own
Eletronorte - Usina Hidrelétrica - Tucuruí	Brazil	PA	Tucuruí	Own
Eletronorte - Usina Termelétrica - Rio Madeira	Brazil	RO	Porto Velho	Own
Eletronorte - Usina Hidrelétrica - Samuel	Brazil	RO	Candeias do Jamari	Own
Eletronorte - Usina Termelétrica - Senador Arnon Farias de Mello	Brazil	RR	Boa Vista	Own
Eletronorte - Usina Termelétrica – Santana	Brazil	AP	Santana	Own
Eletronuclear - Usina Nuclear - Angra 1	Brazil	RJ	Angra dos Reis	Own
Eletronuclear - Usina Nuclear - Angra 2	Brazil	RJ	Angra dos Reis	Own
Amazonas Energia - Usina Termelétrica - Flores	Brazil	AM	Manaus	Own
Amazonas Energia - Usina Termelétrica - São José	Brazil	AM	Manaus	Leased
Amazonas Energia - Usina Termelétrica - Iranduba	Brazil	AM	Manaus	Leased
Eletronuclear - Usina Nuclear - Angra 3	Brazil	RJ	Angra dos Reis	Own
Eletrosul - Usina Hidrelétrica - Mauá	Brazil	PR	Telêmaco Borba/ Ortigueira	Own
Eletrosul - Usina Eólica – Cerro Chato I, II e III	Brazil	RS	Santana do Livramento	Own
Eletrosul - Usina Hidrelétrica - Passo São João	Brazil	RS	Dezesseis de Novembro/Roque Gonzáles	Own
Eletrosul - Usina Hidrelétrica - São Domingos	Brazil	RS	Ribas do Pardo/Água Clara	Own

Eletrosul - Usina PCH - João Borges	Brazil	SC	Campo Belo do Sul - São José do Cerrito	Own
Eletrosul - Usina PCH - Barra do Rio Chapéu	Brazil	SC	Rio Fortuna/Santa Rosa de Lima	Own
Eletrosul – Usinas Eólicas – Capão do Inglês, Coxilha Seca e Galpões	Brazil	RS	Santana do Livramento	Own
Furnas - UHE Furnas	Brazil	MG	São João Batista do Glória e São José da Barra	Own
Furnas - UHE Luiz Carlos Barreto de Carvalho Furnas - (Estreito)	Brazil	SP/MG	Pedregulho (SP) e Sacramento (MG)	Own
Furnas - UHE Porto Colômbia	Brazil	SP/MG	Guaíra (SP) e Planura (MG)	Own
Furnas - UHE Marimbondo	Brazil	MG/SP	Fronteira (MG) e Icém (SP)	Own
Furnas - UHE Funil	Brazil	RJ	Itatiaia e Resende	Own
Furnas - UHE Corumbá I	Brazil	GO	Caldas Novas e Corumbaíba	Own
Furnas - UHE Mascarenhas de Moraes (Peixoto)	Brazil	MG	Delfinópolis e Ibiraci	Own
Furnas - UHE Itumbiara	Brazil	GO/MG	Itumbiara (GO) e Araporã (MG)	Own
Furnas - UHE Simplício-Anta	Brazil	RJ/MG	Sapucaia e Três Rios (RJ) e Chiador e Além Paraíba (MG)	Own
Furnas - UHE Batalha	Brazil	MG	Cristalina (GO) e Paracatu (MG)	Own
Furnas - UTE Santa Cruz	Brazil	RJ	Rio de Janeiro	Own
Furnas - UTE Campos	Brazil	RJ	Campos dos Goytacazes	Own

9.1 – Material assets recorded under non-current assets / 9.1.b – Patents, trademarks, licenses, concessions, franchising, and agreements for energy transfer

Type of Asset	Description of Asset	Duration	Events that could cause loss of rights	Consequence of loss of rights
Concessions	Eletronorte - Usina Térmica – Rio Madeira	September 2018

Eletrobras performs its activities of generation, transmission and distribution pursuant to concession agreements executed with the Brazilian Government through ANEEL. However, ANEEL may impose penalties to Eletrobras in case of non-compliance with any obligations provided in the concession agreements. Depending on the severity of the breach, these penalties may include restrictions to Eletrobras’ operations, intervention or the end of the concession. ANEEL may also cancel the concessions before its maturity if the concessionaire has its bankruptcy declared or suffer dissolution, or if ANEEL order the termination of the concession according to public interest, or also by forfeiture of the concession.

In the event ANEEL terminates any of Eletrobras’ or its subsidiaries’ concessions before its maturity, the cancelled concession will suspend its operations and the compensation due to cancellation may not be sufficient to recover the full value of investment made by Eletrobras and, accordingly, the cancellation may have an adverse effect on its financial condition and results of operations. The product from the sale of goods and facilities deducted from fees incurring on them should be deposited into a judicial account, open for this purpose, until final usage of the funds in the concession

Concessions	Eletronorte - Usina Térmica – Rio Acre	April 2025	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Eletronorte - Usina Térmica - Rio Branco II	July 2020	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Eletronorte - Usina Térmica - Rio Branco I	July 2020	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Eletronorte - Usina Térmica – Santana	September 2019	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.

Concessions	Eletronorte - Usina Hidrelétrica - Coaracy Nunes	December 2042	The same events described above concerning the concession of Rio Madeira thermal power plant. Concession under Special Operation and Maintenance Regime -O&M - Law no. 12,783/13	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Eletronorte - Usina Hidrelétrica - Tucurui	July 2024	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Eletronorte - Usina Hidrelétrica - Samuel	September 2029	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Eletronorte - Usina Hidrelétrica - Curuá-Una	July 2028

Currently, Eletronorte does not have the operation license for Curuá-Una and operates the plant under a temporary authorization given by CEMA. This plant was transferred from Celpa to a Eletronorte in December 2005 as payment for debts of Celpa with Eletronorte, related to the sale of power.

Otherwise, the same events described above concerning the concession of Rio Madeira thermal power plant.

The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Eletronorte - Usina Térmica – Senador Arnon Farias de Mello	August 2024	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Eletronorte - Usina Termelétrica – Serra do Navio	Undetermined	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Eletronorte - Usina Termelétrica – Electron (TG)	July 2015	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Eletronorte - Usina Hidrelétrica – Dardanelos	July 2042	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.

Concessions	Eletronorte – Usina Éolica – Brasventos Miassaba 3 Geradora de Energia S.A.	August 2045	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Eletronorte – Usina Éolica – Rei dos Ventos 3 Geradora de Energia S.A.	December 2045	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	CGTEE - Usina Hidrelétrica – Piloto	December 2042	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	CGTEE – Usina Térmica – Presidente Médici	July 2015	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Eletrobas CGTEE – Usina Térmica – Candiota III	July 2041	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Chesf – Usina Hidrelétrica – Funil	December 2042	The same events described above concerning the concession of Rio Madeira thermal power plant. Concession under Special Operation and Maintenance Regime - O&M - Law no. 12,783/13	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Chesf – Usina Hidrelétrica – Pedras	December 2042	The same events described above concerning the concession of Rio Madeira thermal power plant. Concession under Special Operation and Maintenance Regime - O&M - Law no. 12,783/13	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Chesf - Usina Hidrelétrica - Araras	July 2015	The same events described above concerning the concession of Rio Madeira thermal power plant. Concession under Special Operation and Maintenance Regime - O&M - Law no. 12,783/13	The same consequences described above regarding the Rio Madeira Thermal Power Plant.

Concessions	Chesf - Usina Hidrelétrica - Curemas	November 2024	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Chesf – Usina Hidrelétrica – Complexo Paulo Afonso e Moxotó (Apolônio)	December 2042	The same events described above concerning the concession of Rio Madeira thermal power plant. Concession under Special Operation and Maintenance Regime - O&M - Law no. 12,783/13	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Chesf – Usina Hidrelétrica - Sobradinho	February 2052	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Chesf – Usina Hidrelétrica - Luiz Gonzaga	December 2042	The same events described above concerning the concession of Rio Madeira thermal power plant. Concession under Special Operation and Maintenance Regime - O&M - Law no. 12,783/13	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Chesf – Usina Hidrelétrica - Boa Esperança	December 2042	The same events described above concerning the concession of Rio Madeira thermal power plant. Concession under Special Operation and Maintenance Regime - O&M - Law no. 12,783/13	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Chesf – Usina Hidrelétrica - Xingó	December 2042	The same events described above concerning the concession of Rio Madeira thermal power plant. Concession under Special Operation and Maintenance Regime - O&M - Law no. 12,783/13	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Chesf – Usina Térmica - Camaçari	August 2027	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Chesf - Usina Eólica - Acauã (SPE).	April 2049	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same events described above concerning the concession of Rio Madeira thermal power plant.
Concessions	Chesf - Usina Eólica - Angical 2 (SPE).	April 2049	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same events described above concerning the concession of Rio Madeira thermal power plant.
Concessions	Chesf - Usina Eólica - Arapapá (SPE).	April 2049	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same events described above concerning the concession of Rio Madeira thermal power plant.
Concessions	Chesf - Usina Eólica - Caititu II (SPE).	April 2049	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same events described above concerning the concession of Rio Madeira thermal power plant.

Concessions	Chesf - Usina Eólica - Caititu III (SPE).	April 2049	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same events described above concerning the concession of Rio Madeira thermal power plant.
Concessions	Chesf - Usina Eólica - Carcará (SPE).	April 2049	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same events described above concerning the concession of Rio Madeira thermal power plant.
Concessions	Chesf - Usina Eólica - Corrupião 3 (SPE).	April 2049	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same events described above concerning the concession of Rio Madeira thermal power plant.
Concessions	Chesf - Usina Eólica - Teiú 2 (SPE).	April 2049	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same events described above concerning the concession of Rio Madeira thermal power plant.
Concessions	Chesf - Usina Eólica - Coqueirinho 2 (SPE).	April 2049	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same events described above concerning the concession of Rio Madeira thermal power plant.
Concessions	Chesf - Usina Eólica - Papagaio (SPE).	June 2049	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same events described above concerning the concession of Rio Madeira thermal power plant.
Concessions	Chesf - Usina Eólica - Tamanduá Mirim 2 (SPE).	June 2049	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same events described above concerning the concession of Rio Madeira thermal power plant.
Concessions	Eletronuclear – Usina Nuclear – Angra 1	December 2024

The permit for commercial operation is granted by ANEEL. The Brazilian Commission for Nuclear Energy (CNEN) issues operation licenses and the necessary permits, based on the Periodic Safety Reassessment (RPS), renewable for a period of ten years. Years before the maturity, each company can request an extension of its concession to CNEN. To grant this extension, CNEN may request an evaluation of the operating conditions of the plant and possibly the substitution of certain equipment. Eletronuclear has not yet requested any extensions for Angra I. This request will be performed in a timely manner. Otherwise, the same events described above concerning the concession of Rio Madeira thermal power plant.

The same consequences described above regarding the Rio Madeira Thermal Power Plant.

Concessions	Eletronuclear - Usina Nuclear - Angra 2	August 2040	The same events described above concerning the Angra 1.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Eletronuclear - Usina Nuclear - Angra 3 (under construction)	December 2060	The nuclear power plant of Angra 3 is being deigned to operate for 40 years (use life) starting on January 1, 2016. Otherwise, the same events described above concerning the Angra 1.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Eletrosul – Usinas Eólicas Cerro Chato I, II e III	August 2045	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Eletrosul – Usina Hidrelétrica - Passo São João	August 2041	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Eletrosul – Usina Hidrelétrica - Mauá	July 2042	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Eletrosul – Usina Hidrelétrica - São Domingos	December 2037	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Eletrosul – Pequena Central Hidrelétrica - Barra do Rio Chapéu	May 2034	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Eletrosul – Pequena Central Hidrelétrica – João Borges	December 2035	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Eletrosul – Usina Solar – Megawatt Solar	Undetermined	ENERGY deployment reduced installed capacity of projects should only be communicated to ANEEL, not fitting to this grant or cancel any regulatory	No applicable under regulations.
Concessions	Eletrosul – Usina Hidrelétrica - Jirau	August 2043	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.

Concessions	Eletrobras Holding – Usina Eólica – Mangue Seco 2	June 2032	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Furnas - Usina Hidrelétrica - Corumbá I	December 2042	The same events described above concerning the concession of Rio Madeira thermal power plant. Concession under Special Operation and Maintenance Regime - O&M - Law no. 12,783/13	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Furnas - Usina Hidrelétrica – Simplício	August 2041	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Furnas - Usina Hidrelétrica – Anta	August 2041	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Furnas - Usina Hidrelétrica – Serra da Mesa	November 2039

Furnas requested 03 (three) years ago (and therefore within the period prescribed by Law), the renewal of the term of concession. AMEEl already analyzed the Ordinary Meeting of its Board of Officers,

on February 15, 2011, unanimously, decided to send the request concession’s extension for another 29 (twenty-nine) years, to the Ministry of Energy and Mines (MME), recommending that the plea be granted. Accordingly, the case is under examination by the MME and Furnas must await its conclusion when the company will be convened to execute a new agreement

Otherwise, the same events described above concerning the concession of Rio Madeira thermal power plant.

The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Furnas - Usina Hidrelétrica - Furnas	December 2042	The same events described above concerning the concession of Rio Madeira thermal power plant. Concession under Special Operation and Maintenance Regime - O&M - Law no. 12,783/13	The same consequences described above regarding the Rio Madeira Thermal Power Plant.

Concessions	Furnas - Usina Hidrelétrica - Itumbiara	February 2020	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Furnas - Usina Hidrelétrica - Marimbondo	December 2042	The same events described above concerning the concession of Rio Madeira thermal power plant. Concession under Special Operation and Maintenance Regime - O&M - Law no. 12,783/13	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Furnas - Usina Hidrelétrica - Peixoto (Mascarenhas de Morais)	October 2023	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Furnas - Usina Hidrelétrica – Porto Colômbia	December 2042	The same events described above concerning the concession of Rio Madeira thermal power plant. Concession under Special Operation and Maintenance Regime - O&M - Law no. 12,783/13	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Furnas - Usina Hidrelétrica - Manso	February 2035	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Furnas- Usina Hidrelétrica - Funil	December 2042	The same events described above concerning the concession of Rio Madeira thermal power plant. Concession under Special Operation and Maintenance Regime - O&M - Law no. 12,783/13	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Furnas - Usina Hidrelétrica - Estreito	December 2042	The same events described above concerning the concession of Rio Madeira thermal power plant. Concession under Special Operation and Maintenance Regime - O&M - Law no. 12,783/13	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Furnas - Usina Térmica - Campos	July 2027	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Furnas - Usina Térmica - Santa Cruz	July 2015	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.

Concessions	Furnas - Usina Hidrelétrica – Peixe Angical	November 2036	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Furnas - Usina Hidrelétrica – Baguari	August 2041	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Furnas - Usina Hidrelétrica - Retiro Baixo	August 2041	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Furnas - Usina Hidrelétrica - Foz do Chapecó	November 2036	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Furnas – Usina Hidrelétrica - Serra do Falcão	November 2036	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Furnas - Usina Hidrelétrica – Santo Antônio	June 2043	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Furnas – Usina Éolica – Brasventos Missaba 3 Geradora de Energia S.A.	August 2045	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Furnas – Usina Éolica – Rei dos Ventos 3 Geradora de Energia S.A.	December 2045	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Furnas - Usina Hidrelétrica – Três Irmãos	October 2044	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Amazonas Energia – Usina Térmica - Aparecida	July 2020	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Amazonas Energia - Usina Térmica - Mauá	July 2020	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.

Concessions	Amazonas Energia - Usina Hidrelétrica - Balbina	March 2027	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Amazonas Energia - Usina Termelétrica – CO Cidade Nova	July 2015

The authorization may be revoked in the following cases:

I          -  electricity production at odds with the requirements of specific legislation and this Resolution;

II         -  non-compliance with obligations under this authorization and the specific legislation;

III        -  transfer to third parties of goods and facilities without prior written authorization of ANEEL;

IV        -  not fine payment due penalty imposed for violation;

V         -  ANEEL notification of noncompliance to regulate the exploitation of UTE’s;

VI        - the authorized request; or

V - deactivation UTE’s.

The authorized company has canceled its authorization shall not be entitled to compensation for the investments.
Concessions	Amazonas Energia - Usina Termelétrica – AS São José	February 2016

The authorization may be revoked in the following cases:

I          -  electricity production at odds with the requirements of specific legislation and this Resolution;

II         -  non-compliance with obligations under this authorization and the specific legislation;

III        -  transfer to third parties of goods and facilities without prior written authorization of ANEEL;

IV        -  not fine payment due penalty imposed for violation;

V         -  ANEEL notification of noncompliance to regulate the exploitation of UTE’s;

VI        - the authorized request; or

V - deactivation UTE’s.

The authorized company has canceled its authorization shall not be entitled to compensation for the investments.

Concessions	Amazonas Energia - Usina Termelétrica – FO Flores	February 2016

The authorization may be revoked in the following cases:

I          -  electricity production at odds with the requirements of specific legislation and this Resolution;

II         -  non-compliance with obligations under this authorization and the specific legislation;

III        -  transfer to third parties of goods and facilities without prior written authorization of ANEEL;

IV        -  not fine payment due penalty imposed for violation;

V         -  ANEEL notification of noncompliance to regulate the exploitation of UTE’s;

VI        - the authorized request; or

V - deactivation UTE’s.

The authorized company has canceled its authorization shall not be entitled to compensation for the investments.
Concessions	Amazonas Energia - Usina Termelétrica – CO Iranduba	February 2016	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Amazonas Energia - Usina Termelétrica – Distrito	July 2015	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Amazonas Energia - Usinas Termelétricas – Others	Undetermined

According to Resolution 63/2004, the authorization may be revoked in the following cases:

I          -  electricity production at odds with the requirements of specific legislation and this Resolution;

II         -  non-compliance with obligations under this authorization and the specific legislation;

III        -  transfer to third parties of goods and facilities without prior written authorization of ANEEL;

IV        -  not fine payment due penalty imposed for violation;

The authorized company has canceled its authorization shall not be entitled to compensation for the investments.

V - ANEEL notification of noncompliance to regulate the exploitation of UTE’s; VI - the authorized request; or V - deactivation UTE’s.
Concessions	Amazonas Energia - Usina Termelétrica - Electron (TG)	Undetermined	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Furnas - Usina Hidrelétrica – Batalha	August 2041	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Chesf – Usina Eólica – Casa Nova I	Undetermined	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Under construction Chesf – Usina Eólica – Casa Nova II	May 2049	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Under construction Chesf – Usina Eólica – Casa Nova III	May 2049	The same events described above concerning the concession of Rio Madeira thermal power plant. Concession under Special Operation and Maintenance Regime - O&M - Law no. 12,783/13	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Under construction Amazonas Energia – Usina Termelétrica - Mauá 3	Undetermined	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Chesf - Transmission Lines (69 to 500 KV) – 18,603.6 km	Several	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Eletronorte - Linhas Transmissão (69 a 500 KV) – 10,776 Km	December 2042	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Eletrosul- Transmission Lines (69 to 500 KV) – 70,720 km	December 2042	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.

Concessions	Furnas - Transmission Lines (69 to 500 KV) – 19,906 km	December 2042	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Amazonas Geração e Transmissão – Transmission Lines – (230 KV) - 439 Km	February 2044	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Concessions	Amazonas Energia – Transmission Lines – (69 e 138 kV) - 322 km	Undetermined	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.
Patents	Cepel – Several Patents (registered or applied) in Brazil	20 years

A patent granted by INPI may be declared null, by INPI or by Court on the following cases: (a) if any of the legal requirements related to the aspects of novelty, inventing activity and industrial application of the patent have not been complied with; (b) if the report and the claims do not satisfy the requirements set forth in articles 24 and 25 of Law n. 9,279, of May 14, 1996, concerning the complete description and the explanation of the claims concerning the patent registration request; (c) if the object of patent surpasses the content of the application as originally filed; and (d) if in the patent registration procedure, any of the essential formalities, indispensable to the concession was omitted.

Loss of intangible assets, loss of exclusivity in the commercialization of the patented product, cancellation of agreements concerning the products’ commercialization, possible pending litigation due to amounts negotiated before the loss of the patent, loss of the investment on research and development that resulted in the patented product, and loss of the investment on the attempt of obtaining the patent.

Trademarks	Eletrobras – Several Trademarks (registered or applied)	10 years, renewable

Registration requests may be denied by the INPI. The loss of rights may arise from: (i) expiration of the term of effectiveness, and no payment of renewal fees; (ii) total or partial waiver of the right, relating to goods or services with the trademark; (iii) registry forfeiture, due to the unjustifiable non-use of the trademark; (iv) use of the trademark with a modification that implies

It is not possible to quantify the impact. Each company requires a different valuation process to ensure the correct evaluation of this asset. Eletrobras is gradually implementing the method that considers the financial/accounting performance and trademark relevance. Besides change on the original distinctive characteristic, as specified at the registry certificate, for five or more years, counted from the granting of the registration; or (v) declaration of registration nullity, obtained after succeeding in an administrative procedure. It cannot be assured that third parties will not claim violation of intellectual property rights by Eletrobras in the Courts and possibly obtain a victory. The maintenance of registries is performed through the payment of fees to INPI, which are essential to prevent the termination of these registration rights these aspects, the loss of trademarks rights implies the impossibility of preventing third parties from using identical or similar trademarks, even for competing services or products, as the holder ceases to hold the exclusive right to use the signal. In addition, the holder may also face criminal and civil lawsuits for misuse in case of violation of third parties’ rights, which may result in the inability of using the trademarks in activities.

Patents	Eletrosul –Patents (registered or applied)	20 years	The same events described above related to Cepel patents	The same consequences described above regarding the patents of Cepel.
Patents	Eletronorte – Several patents (registered or applied)	20 years	The same events described above related to Cepel patents.	The same consequences described above regarding the patents of Cepel.
Patents	Furnas – Several patents (registered or applied)	20 years	The same events described above related to Cepel patents.	The same consequences described above regarding the patents of Cepel.
Trademarks	Eletronorte Several Trademarks (registered or applied)	10 years, renewable	The same events described above related to Eletrobras trademarks.	The same consequences described above regarding the 94 Eletrobras trademarks.
Trademarks	Eletrosul – Several Trademarks (registered or applied)	10 years, renewable	The same events described above related to Eletrobras trademarks.	The same consequences described above regarding the 94 Eletrobras trademarks.
Trademarks	Furnas – Several Trademarks (registered or applied)	10 years, renewable	The same events described above related to Eletrobras trademarks.	The same consequences described above regarding the 94 Eletrobras trademarks.
Trademarks	Chesf - Several Trademarks (registered or applied)	10 years, renewable	The same events described above related to Eletrobras trademarks.	The same consequences described above regarding the 94 Eletrobras trademarks.

Trademarks	Cepel – Several Trademarks (registered or applied)	10 years, renewable	The same events described above related to Eletrobras trademarks.	The same consequences described above regarding the 94 Eletrobras trademarks.
Trademarks	Itaipu, including Fundação Parque Tecnológico Itaipu – Several Trademarks (registered or applied)	10 years, renewable	The same events described above related to Eletrobras trademarks.	The same consequences described above regarding the 94 Eletrobras trademarks.
Trademarks	Eletronuclear – Trade mark	10 years, renewable	The same events described above related to Eletrobras trademarks.	The same consequences described above regarding the 94 Eletrobras trademarks.
Trademarks	CGTEE –Trade mark	10 years, renewable	The same events described above related to Eletrobras trademarks.	The same consequences described above regarding the 94 Eletrobras trademarks.
Patents	Furnas – patents registered in the USA	10 years, renewable

The events that may cause the loss of rights over the patents granted in the United States are: (i) Administrative Plea of nullity – After the patent is granted, third parties may challenge the patent through an administrative procedure, within the responsible entity, at any time during the effectiveness of the patent;

(ii) Judicial Plea of nullity – The patent may be invalidated by judicial procedure;

(iii) Lack of annual payment to the responsible entity

The loss of patents rights would result on the termination of the exclusive use of the related patent and would compromise the ability to freely use it without another competitor claiming its intellectual property

Patents	CEPEL –patent registered in several countries	Several

The events that may cause the loss of rights over the patents granted abroad are, generally: (i) Administrative plea of nullity, at any time during the effectiveness of the patent; (ii) Judicial plea of nullity; (iii) default.

The same consequences described above
Technology Transfer Contract	Furnas – contract with Siemens	5 years, renewable	Not Applicable/Refers to technical assistance in Santa Cruz hydroelectric power plant, regarding knowledge transferring	The loss of rights pursuant such agreement shall result in the termination of the services rendered e consequently, to the termination of the knowledge transferring
Concessions	Chesf - Usina Hidrelétrica – Pilot	December 2042	The same events described above concerning the concession of Rio Madeira thermal power plant.	The same consequences described above regarding the Rio Madeira Thermal Power Plant.

9.1 Material assets recorded under non-current assets / 9.1.c – Equity interests

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
AES Tietê S.A.	02.998.609/0001-27	1835-0	Affiliate	Brazil	SP	São Paulo	Generation and Trade	7.940000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	47.9284537	-0.1688700	21,417,301.74	Market Value	(12/31/2015)	R$ 5,512,925.49
12/31/2014	-23.507057	-9.426461	75,347,445.50
12/31/2013	-19.058619	-6.782656	60,545,731.73	Book Value	(12/31/2015)	R$ 2,018,466.00
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Amazonas Distribuidora de Energia S.A.	05.608.739/0001-02	-	Subsidiary	Brazil	AM	Manaus	Generation, Distribution and Trade	100.000000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	-116.085919	0.000000	0.000000	Market Value	(12/31/2015)	R$ 0.00
12/31/2014	20.430426	0.000000	0.000000
12/31/2013	-120.962982	0.000000	0.00	Book Value	(12/31/2015)	(R$ 4,363,598.00)
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
CEB Lajeado S.A.	03.677.638/0001-50	-	Affiliate	Brazil	DF	Brasília	Generation and Trade	40.070000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	-12.529871	0.000000	13,561,940.55	Market Value	(12/31/2015)	R$ 0.00
12/31/2014	-25.908314	0.000000	19,170,486.87
12/31/2013	4.985110	0.000000	16,385,822.06	Book Value	(12/31/2015)	R$ 351,755.00
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Centrais Elétricas Cachoeira Dourada S.A.	01.672.223/0001-68	-	Affiliate	Brazil	DF	Brasília	Generation and Trade	0,130000

Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	0.000000	0.000000	256,561.70	Market Value	(12/31/2015)	R$ 0.00
12/31/2014	0.000000	0.000000	584,331.12
12/31/2013	0.000000	0.000000	773,863.96	Book Value	(12/31/2015)	Not disclosed
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Centrais Elétricas de Santa Catarina S.A.	83.878.892/0001-55	246-1	Affiliate	Brazil	SC	Florianópolis	Generation, Transmission, Distribution and Trade	10,750000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	-5.066445	-0.226193	16,316,491.50	Market Value	(12/31/2015)	R$ 696,028.21
12/31/2014	9.637411	-10.805252	5,500,961.12
12/31/2013	-25.989200	-25.989200	0.00	Book Value	(12/31/2015)	R$ 2,224,728.00
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Centrais Elétricas do Norte do Brazil S/A - Eletronorte	00.357.038/0001-16	-	Subsidiary	Brazil	DF	Brasília	Generation, Transmission, Distribution and Trade	99.480000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	-6,229407	0.000000	492.593.011,29	Market Value	(12/31/2015)	R$ 0.00
12/31/2014	9,810386	0.000000	414.999.376,73
12/31/2013	12,607496	0.000000	0.00	Book Value	(12/31/2015)	R$ 11.,974,681.00
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Energisa Mato Grosso – Distribuidora de Energia S/A	03.467.321/0001-99	1460-5	Affiliate	Brazil	MT	Cuiabá	Distribution and Generation	27.516489
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	2.4698276	0.12,78331	8.682.309,61	Market Value	(12/31/2015)	R$ 1.217.848,90
12/31/2014	61.222114	87.525885	8.225.565,85
12/31/2013	-34.097000	12.905447	0.00	Book Value	(12/31/2015)	R$ 1.349.626,00
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
CTEEP - Companhia de Transmission de Energia Elétrica Paulista	02.998.611/0001-04	1837-6	Affiliate	Brazil	SP	São Paulo	Transmission	35.370000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	6.775469	0.087082	129.429.600.21	Market Value	(12/31/2015)	R$ 7.194.804,28
12/31/2014	5.141999	32.355425	137.813.104.85
12/31/2013	23.482082	-15.440622	0.00	Book Value	(12/31/2015)	R$ 5.515.001,00
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
CESP - Companhia Energética de São Paulo	60.933.603/0001-78	257-7	Affiliate	Brazil	SP	São Paulo	Generation and Trade	2.050000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	-15.2760834	-0.3886820	0.00	Market Value	(12/31/2015)	R$ 4.036.155,05
12/31/2014	-7.387362	17.282494	20.764.797,20
12/31/2013	19.477000	26.060705	10.385.877,86	Book Value	(12/31/2015)	R$ 7.310.892,00
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Companhia Energética do Ceará	07.047.251/0001-70	1486-9	Affiliate	Brazil	Ceará	Fortaleza	Distribution	7.060000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	16.8548539	-0.2351055	2.953.004,53	Market Value	(12/31/2015)	R$ 2.686.373,73
12/31/2014	9.545988	4.502851	5.426.411,00
12/31/2013	-9.283622	2.642142	15.114.404,26	Book value	(12/31/2015)	R$ 2.005.047,00
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Companhia Energética do Maranhão - CEMAR	06.272.793/0001-84	1660-8	Affiliate	Brazil	MA	São Luis	Distribution and Trade	33.550000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	17.823641	0.120115	21.020.489.39	Market Value	(12/31/2015)	R$ 2.950.385
12/31/2014	19.730743	7.685532	12.652.521.83
12/31/2013	12.621139	56.565545	25.555.603.04	Book Value	(12/31/2015)	R$ 1.948.274,00
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Companhia Estadual de Distribuição de Energia Elétrica – CEE-D	08.467.115/0001-00	2064-8	Affiliate	Brazil	RS	Porto Alegre	Distribution	32.590000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	-649.4847118	-0.3644811	0.00	Market Value	(12/31/2015)	R$ 197.748,07
12/31/2014	-82.788589	-46.490183	0.00
12/31/2013	-57.354046	-22.481891	0.00	Book Value	(12/31/2015)	(R$ 483.596,00)
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Companhia Estadual de Geração e Transmission de Energia Elétrica – CEEE-GT	92.715.812/0001-31	320-4	Affiliate	Brazil	RS	Porto Alegre	Generation and Transmission	32.590000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	2.6189082	-0.4666477	0.00	Market Value	(12/31/2015)	R$ 234.568,49
12/31/2014	-17.867748	-29.090062	0.00
12/31/2013	-26.191714	-24.781690	0.00	Book value	(12/31/2015)	R$ 1.487.850.00
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Companhia Hidroelétrica do São Francisco	33.541.368/0001-16	332-8	Subsidiary	Brazil	Pernambuco	Recife	Generation and Transmission	99.580000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	-6.9258554	0.0000000	0.00	Market Value	(12/31/2015)	R$ 0.00
12/31/2014	-15.762501	0.000000	0.00
12/31/2013	-3.131946	0.000000	0.00	Book value	(12/31/2015)	R$ 8.864.214,00
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Companhia de Eletricidade do Acre	04.065.033/0001-70	-	Subsidiary	Brazil	Acre	Rio Branco	Distribution	96.710000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	-336.1909445	0.0000000	0.00	Market Value	(12/31/2015)	R$ 0.00
12/31/2014	-127.284789	0.000000	0.00
12/31/2013	-265.548571%	0.000000	0.00	Book value	(12/31/2015)	(R$ 129.683,00)
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Companhia Energética do Piauí	06.840.748/0001-89	-	Subsidiary	Brazil	PI	Teresina	Distribution and Trade	100.000000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	-397.065037	0.000000	0.00	Market Value	(12/31/2015)	R$ 0.00
12/31/2014	68.684513	0.000000	0.00
12/31/2013	1.802644	0.000000	0.00	Book value	(12/31/2015)	(R$ 701.150.00)
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Centrais Elétricas de Rondônia S.A - CERON	05.914.650/0001-66	-	Subsidiary	Brazil	RO	Porto Velho	Distribution and Trade	100.000000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	-538.7196587	0.00	0.000000	Market Value	(12/31/2015)	R$ 0.00
12/31/2014	-155.162361	0.000000	0.00
12/31/2013	-159.255442	0.000000	0.00	Book value	(12/31/2015)	(R$ 456.558,00)
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Companhia Energética de Alagoas - CEAL	12.272.084/0001-00	-	Subsidiary	Brazil	AL	Maceió	Distribution and Trade	100.000000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	-2.136.1715576	0.000000	0.00	Market Value	(12/31/2015)	R$ 0.00
12/31/2014	-48.247664	0.000000	0.00
12/31/2013	-619.610000	0.000000	0.00	Book value	(12/31/2015)	(R$ 247.656,00)
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Eletrobras Participações S/A	01.104.937/0001-70	1578-4	Subsidiary	Brazil	RJ	Rio de Janeiro	Equity	83.710000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	2.913372	-0,048638	0.00	Market Value	(12/31/2015)	R$ 575.303,07
12/31/2014	-0.706111	3,943377	2.748.875,70
12/31/2013	-13.005936	-1,100000	10.885.205,11	Book value	(12/31/2015)	R$ 145.007,00
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Eletrobras Termonuclear S.A - Eletronuclear	42.540.211/0001-67	-	Subsidiary	Brazil	RJ	Rio de Janeiro	Generation	99.910000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	-107.3295076	0.000000	0.00	Market Value	(12/31/2015)	R$ 0.00
12/31/2014	-17.791114	0.000000	0.00
12/31/2013	-8.138699	0.000000	0.00	Book value	(12/31/2015)	(R$ 351.558,00)
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Eletrosul Centrais Elétricas S.A.	00.073.957/0001-68	-	Subsidiary	Brazil	SC	Florianópolis	Transmission e Generation	99.880000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	-17.170842	0.000000	0.00	Market Value	(12/31/2015)	R$ 0.00
12/31/2014	4.256143	0.000000	251.235.856,83
12/31/2013	17.901127	0.000000	66.686.270,04	Book value	(12/31/2015)	R$ 4.549.751,00
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
EMAE - Empresa Metropolitana de Águas e Energia S.A	02.302.101/0001-42	1699-3	Affiliate	Brazil	SP	São Paulo	Generation and Trade	39.020000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	11.7776106	0.1173333	0.00	Market Value	(12/31/2015)	R$ 154.808,28
12/31/2014	-9.581477	-34.782609	2.304.450,83
12/31/2013	-41.124188	-22.297316	0.00	Book value	(12/31/2015)	R$ 760.707,00
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Furnas – Centrais Elétricas S/A	23.274.194/0001-19	-	Subsidiary	Brazil	RJ	Rio de Janeiro	Generation,, Transmission e Trade	99.560000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	-1.5081509	0.000000	0.00	Market Value	(12/31/2015)	R$ 0.00
12/31/2014	-7.191013	0.000000	0.00
12/31/2013	-1.106835	0.000000	0.00	Book value	(12/31/2015)	R$ 10.217.115,00
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Inambari Geração de Energia S/A	09.630.890/0001-90	-	Subsidiary	Brazil	SP	São Paulo	Generation	29.400000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	-30.3956835	0.000000	0.00	Market Value	(12/31/2015)	R$ 0.00
12/31/2014	-98.201358	0.000000	0.00
12/31/2013	-1.099056	0.000000	0.00	Book value	(12/31/2015)	R$ 387,00
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Itaipu Binacional	00.395.988/0001-35	-	Subsidiary	Brazil	DF	Brasília	Generation	50.000000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	47.040217	0.000000	0.00	Market Value	(12/31/2015)	R$ 0.00
12/31/2014	13.361223	0.000000	0.00
12/31/2013	14.636653	0.000000	0.00	Book value	(12/31/2015)	R$ 390.480.00
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Lajeado Energia S/A	03.460.864/0001-84	-	Affiliate	Brazil	SP	São Paulo	Generation and Trade	40,070000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	1.221534	0.000000	45.231.801,64	Market Value	(12/31/2015)	R$ 0.00
12/31/2014	-4.487628	0.000000	78.816.195,80
12/31/2013	-56.934577	0.000000	259.628.384,39	Book value	(12/31/2015)	R$ 1.289.700.00
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Paulista Lajeado Energia S.A.	03.491.603/0001-21	-	Affiliate	Brazil	SP	São Paulo	Generation and Trade	40.070000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	0.000000	0.000000	0.00	Market Value	(12/31/2015)	R$ 0.00
12/31/2014	-20.024868	0.000000	8.787.616,40
12/31/2013	0.891258	0.000000	12.834.743,57	Book value	(12/31/2015)	R$ 0.00
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Energisa Paraíba – Distribuidora de Energia S.A.	09.095.183/0001-40	21938	Affiliate	Brazil	PB	João Pessoa	Generation, Transmission, Distribution and Trade	2.990000
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	10.64771280	0.28263072	7.038.256,99	Market Value	(12/31/2015)	R$ 3.893.727,16
12/31/2014	-3.984781	15.329905	5.139.044,79
12/31/2013	3.455587	14.890528	5.921.073,32	Book value	(12/31/2015)	R$ 3.318.170.00
Reasons to acquire and maintain the share		Permanent equity.

Corporate Name	CNPJ	CVM Code	Type of Company	Country	State	City	Description of activities	Company Share (%)
Tangará Energia S.A.	03.573.381/0001-96	-	Affiliate	Brazil	SP	São Paulo	Generation	0.00
Fiscal Year	Book value - variation (%)	Market value - variation (%)	Amount of dividends received (Reais)		Date	Amount
12/31/2015	0.000000	0.000000	249.958.152,39	Market Value	(12/31/2015)	Not disclosed
12/31/2014	0.000000	0.000000	0.00
12/31/2013	0.000000	0.000000	0.00	Book value	(12/31/2015)	Not disclosed
Reasons to acquire and maintain the share		Permanent equity.

9.2 Other material information – Material assets

Regarding to transmission lines stated in section 9.1. b above, 92% of the total refers to concession that were renewed pursuant Law No. 12.783/13 and are under Special Regime of Operation and Maintenance.

Upon renewal of expiring concessions between 2015 and 2017, pursuant Law 12.783/2013 such concessions and its assets (of generation) ceased to be registered on its fixed assets, as they are now operated under operating and maintenance regime. Eletrobras’ Transmission Lines, with the entry into force of IFRIC 12 in 2010, have been accounted for as Financial Assets and not as fixed assets. Therefore, generation assets (renewed pursuant Law 12.783/2013) and transmission assets are not listed in item 9.1.a of this Reference Form. However, such assets remain listed in item 9.1.b as Eletrobras’ concessions. More information about the concessions held by Eletrobras are indicated in section 7.3 of this Reference Form.

10.1 – General financial condition

a) General financial condition

The year 2015 was marked by significant progresses in relation to business management and corporate governance. In addition to the ongoing work of restructuring of Eletrobras’ companies, focusing on the synergy of resources and in the reduction of expenses with personnel, materials, services and others (PMSO), and continuous actions to improve the corporate sustainability, Eletrobras made progress in relation to transparency and prevention of irregularities.

In total, Eletrobras invested R$ 10.4 billion, of which R$ 6.1 billion were corporate investments and R$ 4.3 billion through investments in SPEs. In 2015, Eletrobras, through corporate investments or through SPEs, invested R$ 5.675 billion in generation, 76% of R$ 7.461 billion approved for 2015. In transmission, R$ 3.414 billion were invested, 80% of R$ 4.270 billion approved for the budget 2015. Eletrobras’ distributors invested R$ 1 billion in 2015, which represents 60% of the amount planned for the period. In addition, R$ 301.33 million were invested in research, infrastructure and environmental quality.

In 2015, Eletrobras and its partners implemented 2,975 MW, almost 43% of the growth of Brazil’s installed capacity. Regarding the company’s installed capacity, 1,603 MW went into operation through hydro, wind and solar units. Individually and through SPEs, the company has hired projects under construction, to be launched and under test, which will incorporate 16.8 GW to the Brazilian energy matrix by 2019, mostly coming from clean and renewable energy sources. Of this total, Eletrobras is responsible for 10.5 GW, of which 2.3 GW are in corporate projects, while 8.2 GW correspond to the proportional share of the company’s participation in SPEs.

In transmission, the company also has, individually or through SPEs, contracted projects, under construction or to be launched, which will add about 10,600 km of transmission lines to the National Interconnected System (SIN) by 2019. Of this total, Eletrobras is responsible for about 7300 km, of which 3.6 thousand km correspond to corporate enterprises and 3.7000 km correspond to the proportional share of the company’s participation in SPEs. In 2015, projects in which Eletrobras participate added 1126 kilometers to the SIN, of which 503 km are proportional to the participation of Eletrobras in the projects.

In distribution, distributors got 200,845 new customers. CELG D represented the largest increase with 85,306 new customers.

For 2016, the budget for planned investment is of R$ 13.2 billion, of which R$ 10.5 are corporate investments and R$ 2.7 are investments in SPEs. This amount is consistent with a company that wants, by 2030, to be among the top three global companies in clean energy and among the 10 largest in the world in the energy sector.

Despite many efforts, the consolidated results of Eletrobras was negative in R$ 14,954 million. This result is largely due to the following atypical factors: impairment of some investments, especially the thermonuclear plant Angra 3 and provision for payment of legal proceedings related to compulsory loans, in addition to the negative results of the distribution companies. Positively, Eletrobras can highlight the 8.1% increase in net operating revenue. For 2016, expectations are positive with respect to the reversal of this result, with the deepening of cost reduction measures, receipt of the 2nd tranche of the compensation provided for in Law No. 12,783/2013, and the new investments made by the company, which will start generating new revenues.

In 2015, an important aspect for the economic sustainability of Eletrobras made some progress: ANEEL approved the compensation values of the Basic Network of Existing Systems (RBSE), as to know R$ 9 billion to Furnas and R$ 1 billion to Eletrosul. The companies Eletronorte and Chesf also presented their compensation reports and await the decision of ANEEL, claiming R$ 2.9 billion and 5.6 billion, respectively.

Another highlight was the accession of generation subsidiaries to the electricity sector agreement to mitigate hydrological risks affecting the results of operations in recent years due to the registered low water levels.

In December, the 164th Extraordinary General Meeting of Shareholders of Eletrobras approved the extension of the concession of distribution services of CELG-D and the sale of the equity interest of Eletrobras in this distributor. The conditions for the extension of the concessions of other distributors of Eletrobras were also discussed, however, at the request of the majority shareholder, the decision on this was postponed to July 2016.

During the period, there was the expansion of the international operations of Eletrobras. In addition to the advances in the works of the transmission line that will expand the transmission capacity between Brazil and Uruguay, the company signed a number of international agreements in the energy sector and completed the implementation of the wind farm Artilleros, in Uruguay, as a shareholder in the SPE Rouar SA, in partnership with UTE.

In 2015, the Anti-Corruption Program of Eletrobras’ Companies, as to know, a set of actions that aim to continually identify, correct and prevent fraud and corruption, ensuring compliance with the Anti-Corruption Laws by companies, employees, representatives formally appointed, joint venture partners and other affiliates of Eletrobras, identify, continues to be implemented.

In addition to adapting to the Foreign Corrupt Practices Act (FCPA), a US law that provides on corrupt practices, Eletrobras has continued to adapt to Law No. 12846, from August 1, 2013, known as the Brazilian Anti-Corruption Law. Each one of its subsidiaries has at least one compliance manager and one assistant. Throughout 2015, the law firm Hogan Lovells made an independent investigation to find any irregularities that could violate the 1977 US Foreign Corrupt Practices Act, the Brazilian Anti-Corruption Law and the Code of Ethics of Eletrobras’ Companies, in the projects in which Eletrobras’ Companies participate corporately or through SPEs. Investigations continue in 2016 and are monitored by an external committee formed by people of great legal and technical knowledge. This shows the firm commitment of Eletrobras to transparency, being the progress of these works one of Eletrobras’ main objectives in 2016.

The presence in the new portfolio of ISE and Dow Jones reflects the commitment of Eletrobras’ companies and their professionals to continuously promote the improvement of their business practices, based on ethics, transparency and social and environmental responsibility. They reinforce that Eletrobras is fulfilling its mission of acting in energy markets in an integrated, cost-effective and sustainable manner, sticking to its corporate values: focus on results; ethics and transparency; entrepreneurship and innovation; sustainability and valuation and commitment of people, as it is thanks to the talent and commitment of their employees and the invaluable partnership of its stakeholders that Eletrobras is the first energy holding in Latin America in asset value1.

1 Source report “Forbes The World’s Biggest Public Companies” published in 2015 (http://www.forbes.com/global2000/list/).

Evaluation of Indexes

The table below sets forth the progress of indexes which are considered important by Eletrobras’ Management to evaluate Eletrobras’ and its financial condition:

	As of December 31
	2015	2014	2013
	(in billion R$, except for indexes and percentages)
Current Liquidity[1]	1.05	1.58	1.53
Gross Financial Debt[2]	40.5	32.9	24.3
Short term	4.2	4.9	1.9
Long term	35.7	27.2	22.4
Cash availability[3]	23.8	17.5	22.0
Net debt[4]	16.7	15.4	2.3
Immediate liquidity[5]	0.85	0.91	0.86
Net leverage	40.1%	27.1%	3.6%

[1] Ratio between the current assets and the current liabilities.

[2]    Financings payable, disregarding amounts related to the RGR with corresponding records in the assets.

[3]    Sum of (i) Cash and cash equivalents and marketable securities; (ii) Financings receivables without RGR

[4] Gross Financial Debt less Cash and cash equivalents;

[5] Ratio between Cash and cash equivalents and Current liabilities.

[6] Ratio between net debt and shareholders’ equity

The positive evolution observed in Eletrobras’ current liquidity index between December 31, 2013 and 2014 resulted mainly from a decrease in current liabilities, from R$ 25.6 billion on December 31, 2013 to R$ 19.3 billion on December 31, 2014. In turn, there was a decrease in 2015, especially because of the increase in the current liabilities, corresponding to R$ 28.1 billion on December 31, 2015 compared to R$ 19.3 billion on December 31, 2014.

As to net debt, there was an increase in the period, from a negative debt of R$ 2.3 billion on December 31, 2013 to R$ 15.4 billion on December 31, 2014 and R$ 16.7 billion on December 31, 2015, mainly due to the increase of the gross financial debt in such period, from R$ 24.3 billion on December 31, 2013 to R$ 32.9 billion on December 31, 2014 and R$ 40.5 billion on December 31, 2015, caused mainly as a result of the increased need of financing to fund the Eletrobras’ investments in this period, complementing the resources derived from operational cash flows.

The evaluation of the immediate liquidity index over time shows Eletrobras’ ability to fulfill its short term obligations is stable over the last three years, corresponding to 0.86, 0.91, and 0.85 on December 31, 2013, 2014, and 2015, respectively. Such stability was possible due to the decrease of current liabilities in the first two years valuated, which amounted to R$ 25.6 billion on December 31, 2013, and R$ 19.3 billion on December 31, 2014, in addition to the management of cash and cash equivalents in the same period, from R$ 22.0 billion on December 31, 2013 to R$ 17.5 billion on December 31, 2014, and increasing Cash Availabilities to R$ 23.8 billion on December 31, 2015, compared to the increase in current liabilities to R$ 28.1 billion on December 31, 2015, helping the aforementioned index to remain stable over the years.

Finally, net leverage increased from 27.1% on December 31, 2014 to 40.1% on December 31, 2015, being 3.6% on the same date in 2013. Eletrobras’ Management believes such increase occurred due to the increase in financing incurred to fund Eletrobras’ investment plans, not fully supported by the cash flows generation.

With respect to this item 10 of the Reference Form, pursuant to the guidelines set forth by the CVM through Ofício-Circular/CVM/SEP/Nº02/2016, the figures herein refer to the consolidated financial information of Eletrobras.

b) Capital structure

At the end of 2015, Eletrobras had a net debt of approximately R$ 16.7 billion, compared to the net debt of R$ 15.4 billion on December 31, 2014 and the net debt of R$ 2.3 billion on December 31st, 2013. Eletrobras’ long-term debt, excluding the amount corresponding to the Global Reversion Reserve (RGR), corresponding to 37.9% of the Eletrobras’ debt total on December 31, 2015.

The table below contains the calculation of Eletrobras’ net debt for the periods indicated:

	As of December 31
R$ billion, except percentage	2015	2014	2013

Financing payable without RGR	40.5	32.9	24.3
(-) Cash and cash equivalents + Securities	8.4	5.4	9.9
(-) Financing receivable without RGR	15.4	12.1	12.1
Net Debt	16.7	15.4	2.3

The index measured by the ratio between third-party liabilities and total liabilities increased from and 60.7% as of December 31, 2014 to 72.1% as of December 31, 2015 (56% as of the same date of 2013). In addition, as a result of its singular characteristics (in its capacity of manager of the RGR Fund and entitled, as a consequence, to specific reimbursements), Eletrobras recorded certain entries in its liabilities with corresponding entries in its assets.

The ratio between the total funding from sources of own capital and those from third-party sources of capital in the fiscal years ended on December 31, 2013, 2014 and 2015 was 79.95%, 64.76% and 38.68% respectively. The table below shows the evolution of these indicators over the years ended December 31, 2013, 2014 and 2015:

	Own Capital x Third Party Capital

	As of December 31

Million R$, except percentages	2015	% Total	2014	% Total	2013	% Total
Third Party Capital
Current Liabilities	28,100	26.04%	19,284	13.33%	25,620	18.49%
Non-current liabilities	79,807	73.96%	68,499	47.36%	51,397	83.47%
Total Liabilities	107,907	72.11%	87,783	60.69%	77,017	55.57%

Own Capital
Shareholders’ Equity	41,739	27.89%	56,849	39.31%	61,577	44.43%
Total Shareholders’ Equity	41,739	27.89%	56,849	39.31%	61,577	44.43%
Total (Own Capital + Third Party Capital)	149,646	100.00%	144,632	100.00%	138,594	100.00%
Own Capital / Third-Party Capital	-	38.68%	-	64.76%	-	79.95%

c) Payment capacity for the undertaken financial commitments

The main uses of resources by Eletrobras refer to (i) payment or renegotiation of debt; (ii) funding the improvement and expansion of its generation, transmission and distribution projects; (iii) possibility of participation, through its subsidiaries, in public bidding processes in connection with new transmission lines and new generation agreements, since, if Eletrobras succeeds in any of the aforementioned bidding processes, it will need additional resources to fund the required investments to expand the applicable operations.

Similar to other companies of its industry, the Company monitors its obligations based on the financial leverage ratio. This ratio corresponds to the net debt divided by total capital. The net debt corresponds to total loans and financings (excluding amounts related to RGR and including short-term and long-term loans and financings, as set forth in the consolidated balance sheet), minus cash and cash equivalents. The total capital is calculated by adding-up the shareholders’ equity (as set forth in the consolidated balance sheet) and the net debt.

Eletrobras’ rating, according the rating agencies, is directly related to Brazil’s rating, as the Federal Government is Eletrobras’ majority shareholder. As of December 31, 20152, Eletrobras rating was as follows:

Rating Agency	Local Rating/Perspective	Last Report
Moody’s Issuer Rating	B2 (Negative)	7/2/2015
S&P LT Local Currency	brA-1 (Negative)	12/2/2015
S&P LT Foreign Currency	BBB- (Negative)	12/2/2015
Fitch LT Local Currency Issuer	BB (Stable)	1/22/2015
Fitch LT Foreign Currency Issuer	AA-(bra) (Stable)	11/30/2015

Eletrobras’ management believes that Eletrobras presented, until December 31, 2015, equity and financial conditions to meet its financial commitments through the combined use of its operating cash flow, the receipt of all indemnities already approved by grantor as a result of Law No. 12,783/2013 (1st tranche) and proceeds from loans and financing already contracted and that could be taken if necessary.

d) Sources of funds for working capital and investments in fixed assets

Our main sources of financing for working capital and investments in fixed assets in the last three years are: indemnities from concessions renewed under the terms in Law no. 12,783/2013 approved by the granting authority (1st tranche); (ii) the amounts to be reimbursed from the same of energy generated by Itaipu; (iii) receivables related to the financing granted to Itaipu3, (iv) its own operational cash flows; (v) loans from domestic and international lenders such as Caixa Econômica Federal (“CEF”) Banco do Brasil S.A. (“BB”) and the National Bank for Social and Economic Development (“BNDES”); and (vi) loans from international credit agencies. In addition, its sources of financing include investments that Eletrobras is required to make with BB, considering that Eletrobras is required to deposit available funds with these federal financial institutions.

Another source of funds corresponds to compensations from concessions renewed under Law No. 12,783/2013 approved by ANEEL, but pending definition by grantor as to the payment terms (2nd tranche). The management of Eletrobras believes that, if approved indemnities are validated by grantor for payment as of 2016, Eletrobras would be able to fund its working capital needs as they arise.

2 As of February 25, 2016, Moodys, lowered Eletrobras rating to “Ba3”, with negative perspective, because of the lowering of the sovereign rating of the country (Brazil). On February 17, 2016, Standard & Poor’s lowered Eletrobras rating to BB, with negative perspective, because of the lowering of the sovereign rating of the country (Brazil).

3 This value refers to the amount to be reimbursed by Eletrobras, due to the sale of all the energy owned by Brazil, generated by Itaipu, under the terms in the Itaiupu Treaty executed on 1973

The table below shows, for those periods, the evolvement of the operational cash flow generation and gross debts of Eletrobras.

	Fiscal Year ended on December 31 or on December 31
R$ billion	2015	2014	2013
Operating Cash Flow	7,0	5,2	9,3
Gross financial debt¹	40,5	32,9	24,3
¹ Corresponding to the loans to be repaid, excluding amounts related to RGR, which have a corresponding entry under assets.

From time to time, Eletrobras considers new opportunities for potential investments and may finance these investments with cash generated by its operations, loans, via the international capital market, capital increases or other sources of funding that might be available at the time in question.

e) Sources of funds for working capital and investments on non-current assets that Eletrobras intends to use to meet liquidity deficits

If the Eletrobras’ needs funding for investments in fixed assets, Eletrobras may obtain financing from BNDES, CEF, BB, multilateral agencies such as, for example, the Inter-American Development Bank (IDB), the International Bank for Reconstruction and Development (IBRD), the Corporación Andina de Fomento (CAF) and the Japan Bank for International Cooperation (JBIC), in addition to transactions with other financial institutions, particularly “A/B Loans” (consisting of a loan on which part of the resources is granted by one multilateral institution and the remainder by a syndicate), and to securities issuances in the international capital markets, depending on involved costs.

The timeframes of the financings, loans and securities issued shall be coherent to the timelines for the construction of the generation, and transmission projects of Eletrobras, and the cost shall equally be compatible to the project’s cash flow, considering the competitive aspects of the bidding processes for electric power generation and transmission concessions.

f)    Indebtedness level and debt characteristics, describing: (i) material loan and financing agreements, (ii) other long-term relationships with financial institutions, (iii) degree of subordination among the debts, and (iv) restrictions imposed to Eletrobras, particularly in relation to debt limits and to contracting new debt, distribution of dividends, sale of assets, issuance of new securities and sale of corporate control, and if the issuer has complied with such restrictions.

(i)        Material loan and financing agreements.

Funds borrowed by the Company:

Funds borrowed by Eletrobras correspond mainly to financing contracted from BNDES, Caixa Econômica Federal and Banco do Brasil, as well as international multilateral agencies, such as IDB, IBRD, CAF and JBIC. Such agreements follow standard clauses generally applicable to multilateral agencies, agreed upon negotiation between the parties, and typically are guaranteed by the Federal Government. Eletrobras also issued bonds in the international capital markets.

Loans granted by Eletrobras, as well as international bonds issued by Eletrobras, were executed in accordance with the practices adopted in the international market for this kind of operation. Covenants are usually included in agreements with companies on the same kind of credit risk at the time of the engagements, among which we shall mention: existence of corporate guarantees, requirements for corporate control change, timely delivery of Complete Financial Statements in accordance with Brazilian law, compliance with the necessary licenses and permits and limited to the significant sale of assets.

On December 31, 2015, Eletrobras’ companies were parties in agreements, including loans, financing and bonuses, which totaled R$ 46.4 billion, of which R$ 4.2 billion represented short-term liabilities and R$ 42.2 billion corresponded to long-term obligations (R$ 39.5 billion on December 31, 2014 and R$ 32.6 billion on December 31, 2013), which composition per currency is as follows:

	On December 31st, 2015,

	Balance (in thousand Reais)%

Foreign currency
Non indexed USD	11,121,630	24%
USD with LIBOR	3,729,245	8%
EURO	251,820	1%
YEN	178,794	0%
Others	1,858	0%

Subtotal	15,283,347	33%

National currency
CDI	11,410,983	25%
IPCA	532,754	1%
TJLP	6,594,316	14%
SELIC	2,636,254	6%
Others	3,287,732	7%

Subtotal	24,462,039	53%
Not indexed	6,652,874	14%

Total	46,398,260	100%

The table below presents the schedule for payment of loans, financing and bonus that summed R$ 46.4 billion as of December 31, 2015:

Loans and financing	Amortization Flow (base-date December 31st, 2015)
	(in thousand Reais)	AV%
Short Term
2016	4,224,448	9.10%
Long Term
2017	5,174,201	11.15%
2018	4,853,454	10.46%
2019	6,984,856	15.05%
2020	2,845,230	6.13%
2021	9,242,886	19.92%
After 2021	13,073,185	28.18%

Total	46,398,260	100.00%

On December 31, 2015, the following material financing agreements of Eletrobras were outstanding:

(a)

IDB: Loan obtained from IDB in April, 1998, in the total amount of R$ 307.0 million, guaranteed by the Federal Government, with a 20-year term. The interest rate is based on IDB’s spread (which is based on the current and historical cost of capital of the bank), and the average rate of 3.69%, fixed since 2010 (based on the LIBOR of the effective date of the conversion offered by IDB). The average rate of the charges in 2014 was of 4.54%. Interest and principal payments are semi-annual, every April and October. The outstanding balance of this financing as of December 31, 2015 was of R$ 181.6 million.

(b)

JBIC: loan obtained from Eximbank (former legal name of Japan Bank International Corporation), guaranteed by the Federal Government, totaling ¥ 4.5 billion, corresponding to US$300.0 million as of the date the agreement was entered into. The maturity of the loan is of 20 years and interest rate is variable, corresponding to the JLT Prima rate plus a spread of 0.2%. Interest payments are semi-annual, in April and October. The outstanding balance of this financing as of December 31, 2015 was of R$ 177.9 million.

(c)

KfW: loan obtained from Kreditanstalt für Wiederaufbau – KfW, guaranteed by the Federal Government, totaling €13.3 million. The financing derives from negotiations for renewable energy projects financing, held between 2000 and 2001, which resulted in the Financial Cooperation Agreement between the governments of Germany and Brazil dated November 27, 2003. The agreement regarding the first tranche was executed on December 12, 2008. The maturity of the loan is of 30 years and the interest rate is of 2%. Interest payment is made semi-annually, in June and December. Principal payment will commence in December, 2018. The agreement regarding the second tranche was executed on November 01, 2012, with a total amount of €45.9 million, guaranteed by the Federal Government, with a five-year grace period and a 30-year maturity. The average interest rate of this financing is of 2.93% p.a. The resources will be allocated to the São Bernardo’s Complex Project (Projeto do Complexo de São Bernardo), held by the subsidiary Eletrobras Eletrosul, which aims to build four small hydroelectric plants in the State of Santa Catarina. The outstanding balance of this financing as of December 31, 2015 was of R$ 195.3 million.

(d)

China Development Bank / BNP Paribas: loan from China Development Bank and BNP Paribas entered into in April, 2007, amounting to US$430.0 million. The proceeds were used to finance the Candiota II thermal plant, owned by the subsidiary Eletrobras CGTEE. A loan agreement was entered into by and between CGTEE and Eletrobras. The proceeds were fully withdrawn by May, 2010. There are no guarantees for this loan. Interest and principal payments are made semi-annually, in June and December. The outstanding balance of this financing as of December 31, 2015 was of R$ 822.0 million.

(e)

Syndicated “A/B” loan obtained from CAF: Syndicated “A/B” loan obtained from CAF in August, 2008. The loan, totaling US$ 600.0 million, was structured as follows: (i) Part A, in the amount of US$150.0 million, directly from CAF, with a 12-year term; and (ii) Part B, totaling US$450.0 million, from a syndicate of 16 banks, with a 7- year term. The interest rate corresponds to the LIBOR variation plus a spread of 2.05% for tranche A and 1.5% for Tranche B. There are no guarantees. Interest and principal loan payments are semi-annual, in February and August. The outstanding balance of this financing as of December 31, 2015 was of R$ 344.5 million.

(f)

CAF and BBVA, HSBC, Mercantil, Santander, Sumitomo Mitsui Banking Corporation and Bank of Tokyo-Mitsubishi: Eletrobras executed, in November, 2010, a syndicated “A/B” loan totaling US$500.0 million from CAF and BBVA, HSBC, Santander, Sumitomo Mitsui Banking Corporation and Bank of Tokyo-Mitsubishi. The transaction was structured as follows: Part A, totaling US$125.0 million, was provided directly by CAF, and Part B, amounting US$375 million, was provided by the syndicate. The loan matures in 10 years (part A) and 7 years (part B). The interest rate corresponds to the LIBOR variation plus a spread of 3.4% for tranche A and 1.475% for Tranche B. Interest payments are made semi-annually, in May and November. The outstanding balance of these financings as of December 31, 2015 was of US$1.2 billion.

(g)

World Bank: loan obtained from the World Bank, totaling US$495.0 million, guaranteed by the Federal Government. The agreement was executed on February 24, 2011. The proceeds will be used on Project “Energy +”, aiming to improve the quality of the services and to achieve and maintain economic and financial balance of the distribution companies owned by Eletrobras. The loan is guaranteed by the National Treasury. Interest payments are made semi-annually, in March and September. The principal payment will be due starting in March, 2016. The outstanding balance of this financing as of December 31, 2015 was of US$866.1 million. There are US$273 million outstanding to be withdrawn.

(h)

BNDES: On June 24, 2013, Eletrobras executed a Cédula de Crédito Bancário (CCB), with a nominal amount of R$ 2.5 billion, subject to interest corresponding to the Selic rate plus a 2.5% spread. The CCB matures in five years and principal payment will begin after 12 months, in eight semi-annual, successive installments. The CCB is guaranteed by the Federal Government. The proceeds were used for working capital. The initial takedown, in the amount of R$ 2.0 billion, was made on June 28, 2013. The second, totaling R$ 500 million, was made on December 16, 2013. The outstanding balance of this financing as of December 31, 2015 was of R$ 2.5 billion.

(i)

 Caixa Econômica Federal e Banco do Brasil: A financing agreement was executed by Eletrobras, Banco do Brasil and Caixa Econômica Federal, in August, 2014, guaranteed by the Federal Government, totaling R$ 6.5 billion, R$ 4.5 billion from Banco do Brasil and R$ 2.5 billion. The loan matures in eight years and principal payment will begin after two years starting as of the receipt of the funds. Principal payment is monthly, and the interest rate is of 119.5% of the CDI. The transaction aims to fund the working capital and investments of the Eletrobras’ companies, pursuant to the PDG/2014. The total amount was withdrawn until December 31, 2014. The outstanding balance of this financing as of December 31, 2015 was of R$ 6.5 billion.

(j)

Bonds: (a) Credit Suisse and Santander: Eletrobras closed, on October 27, 2011, a bonds issuance in the international market, totaling US$1.75 billion. Credit Suisse and Santander acted as global coordinators of the offering. The notes mature in 10 years (on October 27, 2021) and bear interest of 5.75% per year, paid semi-annually. The bonds were issued at face value, ensuring a yield return to the investors equal to the interest of 5.75% per year. (b) Credit Suisse: Eletrobras closed, on July 30, 2009, a bonds issuance in the international market, totaling US$1.0 billion. Credit Suisse acted as global coordinator of the offering. The notes mature in 10 years, on July 30, 2019, and bear interest of 6.875% per year, paid semi-annually. The outstanding balance of these operations as of December 31, 2015 was R$ 10.7 billion.

For further information about the bonds issued by Eletrobras abroad, see item 18.5 of this Reference Form.

Additionally, on December 31, 2015, the following relevant financial agreements of Eletrobras’ companies were in force:

(a)             IDB: Furnas signed on December 22, 2011, a financing agreement with the Inter-American Development Bank - IDB for US$ 128.6 million. The loan has a 20-year term, with four-year of grace period and interest rate based on LIBOR and payable on the outstanding balance. Such financing is guaranteed by the Federal Government. On December 31, 2015, the outstanding balance of the contract was R$ 471.6 million.

(b)            BNDES: BNDES finances several corporate projects of Eletrobras, like the hydroelectric plants of Atalla, Simplicio, Baguari and Tucuruí and the thermonuclear plant Angra 3, as well as other expansion and maintenance projects. These loans have cost in a range between the TJLP and TJLP + 4% pa and repayment terms up to 2036 (average maturity of debt is of 15.5 years). On December 31, 2015, the outstanding balance of the contract was R$ 6.1 million.

(c)                 Caixa Econômica Federal: Eletronuclear signed, in 2013, a financing agreement with Caixa Econômica Federal in the amount of R$ 3.8 billion for the purchase of imported equipment and the payment of foreign services related to the construction of the thermonuclear plant Angra 3. The contract, however, became effective only in 2015, when negotiations with the Federal Government were conclude, so that the latter could provide guarantees to Eletronuclear, through the presentation of counter guarantees. As counter guarantee, Eletronuclear offers the Federal Government a pledge of receivables of the projects Angra 1 and Angra 2. The contract has a fixed interest rate of 6.5% per annum, with repayment period of 25 years with five years grace period. On December 31, 2015, the amount of R$ 1.98 billion had been drawn and, on the same date, the outstanding balance was R$ 2.0 billion.

(d)                 Banco do Brasil: Together, Furnas, Eletrosul and Chesf have taken loans from Banco do Brasil totaling on December 31, 2015 a debit balance of R$ 2.0 billion. These loans shall mature between February 2018 and December 2023 and their cost is linked to the CDI plus a spread ranging from 1% pa to 2.12% pa.

Funds borrowed by Eletrobras are divided into contracts with guarantees and without warranties. When secured, the guarantee types used are (i) corporate guarantee; (ii) guarantee by the Federal Government, upon the presentation of counter guarantees; or (iii) real estate property collateral (especially assignment or pledge of receivables).

The loans taken with CAF, JBIC, BNP/CDB, and the bonds issued abroad have no guarantees, and on December 31, 2015, had a total outstanding balance of R$ 13.3 billion.

In turn, the financing from the EXIM Bank, KfW, and the World Bank are guaranteed by the Federal Government and, on December 31, 2015, had a total outstanding balance of R$ 1.3 billion.

In addition to the guarantee provided by the Federal Government, the contracts of Eletrobras Holding signed with BB/CEF and BNDES have, as a counter guarantee to the Federal Government, a pledge of receivables related to financing contracts concluded with Itaipu.

The same is true, as reported above, with the contract signed by Eletronuclear and Caixa Econômica Federal. In such a contract, the Federal Government is the guarantor and, as a counter guarantee, Eletronuclear offered a pledge of receivables related to the sale of energy generated by nuclear plants Angra 1 and Angra 2.

Finally, the agreements between the subsidiaries Chesf and Eletronorte and BNDES, as well as the corporate guarantee of Eletrobras, have additional collateral based on the assignment of receivables of the Annual Generation Revenue - RAG to which Chesf is entitled to due to the availability of Physical Warranty and power the plants Luiz Gonzaga (Itaparica), Boa Esperança (Castelo Branco) and Xingó, and based on the assignment of receivables arising from the Purchase and Sale of Electric Energy - CCVE No. DEL-1327, executed in the Free market, between Eletronorte and BHP Billiton Metais S/A, in the case of Eletronorte. On December 31, 2015, these agreements had a total outstanding balance of approximately R$ 835 million, on December 31st, 2015.

Guarantees provided by Eletrobras

Guarantees related to bidding processes conducted by ANEEL

Eletrobras’ companies were successful in several bidding processes conducted by ANEEL in recent years, and, accordingly, are responsible for the construction and operation of generation and transmission projects, individually or through partnerships established by means of SPEs where they appear as shareholders, mostly holding up to 49% (forty-nine per cent) of the capital stock.

As a result, in order to secure the financing structure for the aforementioned projects, certain financing transactions were negotiated with the National Bank for the Economic and Social Development (BNDES), on which Eletrobras posted guarantees (limited to the shareholding interest of its subsidiaries in the capital stock of the SPEs).

These loans are included in the logic of “Project Finance”, by which the receivables from the project itself are able to guarantee their debt.

However, since during the construction period, such receivables may not be realized, lenders require corporate guarantee along this stage, being such a guarantee released when each SPE manages to demonstrate that the receivables arising from the operation of projects are able to support the financing amortization schedule.

This means, in practical terms, that SPEs offer guarantees for their loans: (i) corporate guarantee of partners throughout the construction period, in proportion to their stake in the capital of the company; (ii) assignment of project receivables; (iii) the shares or quotas representing the capital of the company holding the venture, which belongs to the partners.

The following table presents the guarantees granted to subsidiaries and SPEs in which Eletrobras’ companies participate in projects which are under construction as determined on December 31, 2015:

Eletrobras Company	Project	Financing Bank	Subsidiary Share (%)	Financing Value (Subsidiary Share) (R$ thousand)	Outstanding Balance as of 12/31/2015 (R$ thousand)	Guaranty end date
Eletrobras (holding)	Norte Energia	BNDES	15.00%	R$ 2,025,000.00	R$ 2,095,590.34	1/15/2042
Eletrobras (holding)	Norte Energia	CEF	15.00%	R$ 1,050,000.00	R$ 1,105,927.38	1/15/2042
Eletrobras (holding)	Norte Energia	BTG Pactual	15.00%	R$ 300,000.00	R$ 315,979.31	1/15/2042
Eletrobras (holding)	Norte Energia	Garantia de Fiel Cumprimento de Contrato	15.00%	R$ 156,889.45	R$ 94,139.67	4/30/2019
Eletrobras (holding)	Rouar	CAF	50.00%	R$ 38,805.21	R$ 38,805.21	9/30/2017
Eletrobras (holding)	Mangue Seco 2	BNB	49.00%	R$ 40,950.85	R$ 37,846.21	10/14/2031
Eletrosul	ESBR	BNDES	20.00%	R$ 727,000.00	R$ 896,663.96	8/15/2034
Eletrosul	ESBR	BNDES	20.00%	R$ 232,500.00	R$ 236,519.93	1/15/2035
Eletrosul	ESBR	BNDES REPASSE	20.00%	R$ 717,000.00	R$ 905,293.51	8/15/2034
Eletrosul	ESBR	BNDES REPASSE	20.00%	R$ 232,500.00	R$ 238,070.01	1/15/2035
Eletrosul	Cerro Chato I, II e III	Banco do Brasil	100.00%	R$ 223,418.70	R$ 128,307.95	7/15/2020
Eletrosul	RS Energia	BNDES	100.00%	R$ 126,220.60	R$ 65,321.48	6/15/2021
Eletrosul	Artemis Transmissora de Energia	BNDES	100.00%	R$ 170,029.00	R$ 45,416.10	10/15/2018
Eletrosul	Porto Velho Transmissora de Energia	BNDES	100.00%	R$ 283,410.90	R$ 258,645.21	8/15/2028
Eletrosul	UHE Mauá	BNDES	49.00%	R$ 182,416.91	R$ 148,872.17	1/15/2028
Eletrosul	UHE Mauá	BNDES/Banco do Brasil	49.00%	R$ 182,416.91	R$ 148,891.75	1/15/2028
Eletrosul	UHE Passo de São João	BNDES	100.00%	R$ 183,329.95	R$ 139,178.02	7/15/2026
Eletrosul	SC Energia	BNDES/Banco do Brasil	100.00%	R$ 50,000.00	R$ 17,297.15	5/15/2019
Eletrosul	SC Energia	BNDES/BDRE	100.00%	R$ 50,000.00	R$ 17,246.73	5/15/2019
Eletrosul	SC Energia	BNDES	100.00%	R$ 103,179.75	R$ 34,555.34	5/15/2019
Eletrosul	SC Energia	BNDES	100.00%	R$ 67,017.18	R$ 29,945.81	3/15/2021
Eletrosul	UHE São Domingos	BNDES	100.00%	R$ 207,000.00	R$ 185,736.85	6/15/2028
Eletrosul	RS Energia	BNDES	100.00%	R$ 41,898.00	R$ 31,249.33	3/15/2027
Eletrosul	RS Energia	BNDES	100.00%	R$ 9,413.38	R$ 8,269.86	8/15/2027
Eletrosul	RS Energia	BNDES	100.00%	R$ 12,000.00	R$ 6,798.69	8/15/2027
Eletrosul	UHE Passo de São João	BNDES	100.00%	R$ 14,750.00	R$ 11,502.33	7/15/2026
Eletrosul	Projetos Corporativos Eletrosul	Banco do Brasil	100.00%	R$ 250,000.00	R$ 223,702.41	11/15/2023
Eletrosul	Teles Pires	BNDES	24.50%	R$ 296,940.00	R$ 339,514.94	2/15/2036
Eletrosul	Teles Pires	BNDES/Banco do Brasil	24.50%	R$ 294,000.00	R$ 338,345.79	2/15/2036
Eletrosul	Teles Pires	Debentures	24.50%	R$ 160,680.00	R$ 211,162.07	5/30/2032
Eletrosul	Livramento Holding	BNDES	49.00%	R$ 91,942.62	R$ 75,244.13	6/15/2030
Eletrosul	Chuí Holding	BNDES	49.00%	R$ 186,082.40	R$ 188,903.17	12/15/2031
Eletrosul	Transmissora Sul Brasileira de Energia S.A.	BNDES	80.00%	R$ 209,974.15	R$ 194,084.65	7/15/2028
Eletrosul	Transmissora Sul Brasileira de Energia S.A.	Debentures	80.00%	R$ 62,040.00	R$ 76,152.38	9/15/2026
Eletrosul	Costa Oeste Transmissora de Energia S.A.	BNDES	49.00%	R$ 17,846.00	R$ 16,197.61	1/11/2022

Eletrosul	Santa Vitória do Palmar Holding S.A.	BNDES	49.00%	R$ 197,950.20	R$ 211,335.46	6/16/2031
Eletrosul	Santa Vitória do Palmar Holding S.A.	BRDE	49.00%	R$ 98,000.49	R$ 107,020.68	6/16/2031
Eletrosul	Transmissora Sul Litorânea do Brasil	BNDES	51.00%	R$ 252,108.18	R$ 247,484.88	2/15/2029
Eletrosul	Complexo São Bernardo	KfW	100.00%	R$ 29,854.43	R$ 56,503.07	12/30/2038
Eletrosul	Complexo São Bernardo	KfW	100.00%	R$ 136,063.86	R$ 195,297.79	12/30/2042
Eletrosul	Eólica Hermenegildo I S/A	Debentures	99.99%	R$ 79,100.00	R$ 81,751.41	1/18/2016
Eletrosul	Eólica Hermenegildo I S/A	Debentures	99.99%	R$ 32,000.00	R$ 33,072.63	1/18/2016
Eletrosul	Eólica Hermenegildo II S/A	Debentures	99.99%	R$ 79,100.00	R$ 81,751.41	1/18/2016
Eletrosul	Eólica Hermenegildo II S/A	Debentures	99.99%	R$ 17,100.00	R$ 17,673.19	1/18/2016
Eletrosul	Eólica Hermenegildo III S/A	Debentures	99.99%	R$ 66,800.00	R$ 69,039.12	1/18/2016
Eletrosul	Eólica Hermenegildo III S/A	Debentures	99.99%	R$ 21,500.00	R$ 22,220.67	1/18/2016
Eletrosul	Eólica Chuí IX S/A	Debentures	99.99%	R$ 25,000.00	R$ 25,792.82	1/18/2016
Eletrosul	Eólica Chuí IX S/A	Debentures	99.99%	R$ 11,000.00	R$ 11,368.72	1/18/2016
Eletrosul	Complexo Eólico Livramento - Entorno II	CEF	100.00%	R$ 200,000.00	R$ 213,129.54	8/7/2017
Eletrosul	Projetos Corporativos Eletrosul 2	BTG Pactual	100.00%	R$ 200,000.00	R$ 209,135.35	3/6/2016
Eletronorte	São Luis II e III	BNDES	100.00%	R$ 13,652.72	R$ 8,726.86	11/15/2024
Eletronorte	Miranda II	BNDES	100.00%	R$ 47,531.00	R$ 23,596.04	11/15/2024
Eletronorte	Ribeiro Gonç./Balsas	BNB	100.00%	R$ 70,000.00	R$ 60,277.78	6/3/2031
Eletronorte	Lechuga/J. Teixeira	BASA	100.00%	R$ 25,719.81	R$ 21,178.79	1/10/2029
Eletronorte	UHE Tucuruí	BNDES	100.00%	R$ 931,000.00	R$ 76,579.70	9/15/2016
Eletronorte	Substação Nobres	BNDES	100.00%	R$ 10,000.00	R$ 7,256.48	3/15/2028
Eletronorte	Subestação Miramar/Tucuruí	BNDES	100.00%	R$ 31,000.00	R$ 23,760.34	8/15/2028
Eletronorte	Ampliação da Subestação Lechuga	BNDES	100.00%	R$ 35,011.00	R$ 27,061.17	10/15/2028
Eletronorte	Norte Brasil Transmissora	BNDES	49.00%	R$ 514,500.00	R$ 486,790.26	12/15/2029
Eletronorte	Norte Brasil Transmissora	Debentures	49.00%	R$ 98,000.00	R$ 128,811.34	9/15/2026
Eletronorte	Linha Verde Transmissora	BASA	100.00%	R$ 185,000.00	R$ 196,577.49	10/11/2032
Eletronorte	Manaus Transmissora	BNDES	30.00%	R$ 120,300.00	R$ 104,314.99	12/15/2026
Eletronorte	Estação Transmissora de Energia	BNDES	100.00%	R$ 505,477.00	R$ 440,301.85	11/15/2028
Eletronorte	Estação Transmissora de Energia	BASA	100.00%	R$ 221,789.00	R$ 225,224.55	7/10/2031
Eletronorte	Estação Transmissora de Energia	BASA	100.00%	R$ 221,789.00	R$ 219,802.71	10/15/2030
Eletronorte	Rio Branco Transmissora	BNDES	100.00%	R$ 138,000.00	R$ 118,354.64	3/15/2027
Eletronorte	Transmissora Matogrossense Energia	BASA	49.00%	R$ 39,200.00	R$ 39,819.00	2/1/2029
Eletronorte	Transmissora Matogrossense Energia	BNDES	49.00%	R$ 42,777.00	R$ 32,073.39	5/15/2026
Eletronorte	Rei dos Ventos 1 Eolo	BNDES	24.50%	R$ 30,851.14	R$ 30,851.14	12/31/2016
Eletronorte	Brasventos Miassaba 3	BNDES	24.50%	R$ 30,984.42	R$ 30,984.42	12/31/2016
Eletronorte	Rei dos Ventos 3	BNDES	24.50%	R$ 32,532.82	R$ 32,532.82	12/31/2016
Eletronorte	Belo Monte Transmissora de Energia S. A.	Itau BBA	24.50%	R$ 49,735.00	R$ 57,237.09	6/18/2016
Eletronorte	Belo Monte Transmissora de Energia S. A.	Santander	24.50%	R$ 49,000.00	R$ 55,673.84	6/18/2016
Eletronorte	Norte Energia	BNDES	19.98%	R$ 2,697,300.00	R$ 2,791,326.33	1/15/2042

Eletronorte	Norte Energia	CEF	19.98%	R$ 1,398,600.00	R$ 1,473,095.26	1/15/2042
Eletronorte	Norte Energia	BTG Pactual	19.98%	R$ 399,600.00	R$ 420,884.44	1/15/2042
Eletronorte	Belo Monte Transmissora de Energia S. A.	State Grid Brazil S.A.	100.00%	R$ 294,700.00	R$ 135,828.00	7/28/2029
Eletronorte	Implantação do PAR e PMIS	BNDES	100.00%	R$ 743,382.00	R$ 357,911.82	12/15/2023
Eletronuclear	Angra III	BNDES	100.00%	R$ 6,146,256.00	R$ 3,203,974.31	6/15/2036
Chesf	ESBR	BNDES	20.00%	R$ 727,000.00	R$ 896,663.96	8/15/2034
Chesf	ESBR	BNDES	20.00%	R$ 232,500.00	R$ 236,519.93	1/15/2035
Chesf	ESBR	BNDES REPASSE	20.00%	R$ 717,000.00	R$ 905,293.51	8/15/2034
Chesf	ESBR	BNDES REPASSE	20.00%	R$ 232,500.00	R$ 238,070.01	1/15/2035
Chesf	Manaus Transmissora	BNDES	19.50%	R$ 78,195.00	R$ 67,539.85	12/15/2026
Chesf	Norte Energia	BNDES	15.00%	R$ 2,025,000.00	R$ 2,095,590.34	1/15/2042
Chesf	Norte Energia	CEF	15.00%	R$ 1,050,000.00	R$ 1,105,927.38	1/15/2042
Chesf	Norte Energia	BTG Pactual	15.00%	R$ 300,000.00	R$ 315,979.31	1/15/2042
Chesf	IE Madeira	BASA	24.50%	R$ 65,415.00	R$ 76,320.62	7/10/2032
Chesf	IE Madeira	BNDES	24.50%	R$ 455,504.00	R$ 404,195.51	2/15/2030
Chesf	IE Madeira	Debentures	24.50%	R$ 85,750.00	R$ 115,625.89	3/18/2025
Chesf	Projetos Corporativos Chesf 1	Banco do Brasil	100.00%	R$ 500,000.00	R$ 385,091.54	9/28/2018
Chesf	Projetos Corporativos Chesf 2	CEF	100.00%	R$ 400,000.00	R$ 354,678.00	2/27/2019
Chesf	IE Garanhuns s/a	BNDES	49.00%	R$ 175,145.60	R$ 168,030.11	12/15/2028
Chesf	Projetos Corporativos Chesf 3	BNDES	100.00%	R$ 727,560.00	R$ 282,223.00	11/15/2023
Chesf	Projetos Corporativos Chesf 4	BNDES	100.00%	R$ 475,454.00	R$ 194,825.00	11/15/2023
Furnas	UHE Batalha	BNDES	100.00%	R$ 224,000.00	R$ 165,314.40	12/15/2025
Furnas	UHE Simplício	BNDES	100.00%	R$ 1,034,410.40	R$ 705,108.24	7/15/2026
Furnas	UHE Baguari	BNDES	100.00%	R$ 60,153.40	R$ 39,726.38	7/15/2026
Furnas	Financiamento Corporativo Furnas	Banco do Brasil	100.00%	R$ 750,000.00	R$ 758,921.87	10/31/2018
Furnas	Rolagem BASA 2008	Banco do Brasil	100.00%	R$ 208,311.67	R$ 211,777.30	2/7/2018
Furnas	Projetos de Inovação	FINEP	100.00%	R$ 268,503.40	R$ 163,879.73	11/15/2023
Furnas	Financiamento corporativo	Banco do Brasil	100.00%	R$ 400,000.00	R$ 430,917.94	12/6/2023
Furnas	UHE Santo Antônio	BNDES	39.00%	R$ 1,594,158.62	R$ 1,968,314.94	3/15/2034
Furnas	UHE Santo Antônio	BNDES	39.00%	R$ 1,574,658.62	R$ 2,033,066.05	3/15/2034
Furnas	UHE Santo Antônio	BASA	39.00%	R$ 196,333.99	R$ 247,101.80	12/15/2030
Furnas	UHE Santo Antônio	Debentures	39.00%	R$ 163,800.00	R$ 204,398.25	1/24/2023
Furnas	UHE Santo Antônio	Debentures	39.00%	R$ 273,000.00	R$ 318,042.22	3/1/2024
Furnas	UHE Foz do Chapecó	BNDES	40.00%	R$ 435,508.00	R$ 405,692.20	9/15/2027
Furnas	UHE Foz do Chapecó	BNDES	40.00%	R$ 217,754.00	R$ 205,308.16	9/15/2027
Furnas	UHE Foz do Chapecó	BNDES	40.00%	R$ 4,008.96	R$ 3,083.17	9/15/2027
Furnas	Centroeste de Minas	BNDES	49.00%	R$ 13,826.74	R$ 10,923.75	4/15/2023
Furnas	Serra do Facão	BNDES	49.47%	R$ 257,263.29	R$ 218,804.04	6/15/2027
Furnas	Goiás Transmissão	BNDES	49.00%	R$ 49,000.00	R$ 49,372.47	12/1/2031
Furnas	Goiás Transmissão	BNDES	49.00%	R$ 64,435.00	R$ 58,976.82	1/15/2027
Furnas	MGE	BNDES	49.00%	R$ 58,359.00	R$ 49,163.43	1/15/2027
Furnas	Transenergia São Paulo	BNDES	49.00%	R$ 9,212.00	R$ 8,640.59	12/15/2028
Furnas	Rei dos Ventos 1 Eolo	BNDES	24.50%	R$ 30,851.14	R$ 28,234.82	10/15/2029
Furnas	Brasventos Miassaba 3	BNDES	24.50%	R$ 30,984.42	R$ 28,425.31	10/15/2029

Furnas	Rei dos Ventos 3	BNDES	24.50%	R$ 32,532.82	R$ 29,756.64	10/15/2029
Furnas	IE Madeira	BASA	24.50%	R$ 65,415.00	R$ 76,320.62	7/10/2032
Furnas	IE Madeira	BNDES	24.50%	R$ 455,504.00	R$ 404,195.51	2/15/2030
Furnas	IE Madeira	Debentures	24.50%	R$ 85,750.00	R$ 115,625.89	3/18/2025
Furnas	Teles Pires	BNDES	24.50%	R$ 296,940.00	R$ 339,514.94	2/15/2036
Furnas	Teles Pires	BNDES	24.50%	R$ 294,000.00	R$ 338,345.79	2/15/2036
Furnas	Teles Pires	Debentures	24.50%	R$ 160,680.00	R$ 211,162.07	5/31/2032
Furnas	Caldas Novas Transmissão	BNDES	49.90%	R$ 2,418.15	R$ 2,033.44	5/15/2023
Furnas	Caldas Novas Transmissão	BNDES	49.90%	R$ 5,535.91	R$ 4,997.02	3/15/2028
Furnas	Belo Monte Transmissora de Energia S. A.	State Grid Brazil S.A.	100.00%	R$ 294,700.00	R$ 139,274.28	7/28/2029
Furnas	Mata de Santa Genebra	Debentures	49.90%	R$ 234,031.00	R$ 234,031.00	3/12/2016
CEPISA	Cepisa	CEF	100.00%	R$ 94,906.44	R$ 50,146.11	8/30/2016
	Total			R$ 43,753,886.57	R$ 39,419,932.13

Other guarantees unrelated to Projects

Empresa Eletrobras	Empreendimento	Banco Financiador	Participação da Controlada (%)	Valor do Financiamento (Quota Parte da Controlada) (R$ mil)	Saldo Devedor em 31/12/2015 (R$ mil)	Data de término da garantia
Amazonas Energia	Amazonas	Confissão de Dívida -Petrobras/BR	100,00%	R$ 2.405.978,72	R$ 2.297.399,87	30/01/2025
Eletroacre	Eletroacre	Confissão de Dívida - Petrobras/BR	100,00%	R$ 91.774,45	R$ 87.568,12	30/01/2025
CERON	Boa Vista	Confissão de Dívida - Petrobras/BR	100,00%	R$ 19.320,40	R$ 17.664,89	31/12/2024
	Total			R$ 2.517.073,57	R$ 2.402.632,88

(ii) Other long-term relationships with financial institutions

On December 31, 2015, Eletrobras did not have other long-term relationships with financial institutions other than those already mentioned in the previous item.

(iii) Debt subordination levels

Eletrobras’ debts are guaranteed by the Federal Government by means of collaterals on its assets (notably pledge of receivables) or are not guaranteed at all. Guarantees of Eletrobras subsidiaries are provided for the most part by Eletrobras and there are cases where the shares of SPEs and/or receivables are provided as collateral.

Considering all Eletrobras’ current and non-current liabilities, the amount of R$ 93.1 billion corresponded to unsecured obligations on December 31, 2015 (compared to R$ 78.1 billion on December 31, 2014 and R$ 72, 5 billion on December 31, 2013). In turn, the amount of R$ 14.8 billion corresponded to obligations secured by goods on December 31, 2015 (compared to R$ 9.7 billion on December 31, 2014 and R$ 4.5 billion in 31 December 2013).

Among the debts guaranteed by the Federal Government, in two of them, the Bank Credit Certificate executed with BNDES for R$ 2.5 billion, and the Bank Credit Certificates executed with Banco do Brasil and Caixa Economica Federal, for R$ 6.5 billion, Eletrobras provided, as a counter guarantee, a pledge on the receivables from the Financing Agreements executed between Eletrobras and Itaipu.

(iv) Contractual Restrictions

Eletrobras as debtor

Loan and financing agreements entered into by Eletrobras, as well as the bonds issued abroad by Eletrobras, were prepared in accordance with practices adopted in the international market for similar transactions. Covenants reflect those contained in agreements with similar credit risk at the time of execution.

A/B Loans, bonds, syndicated by commercial banks and CAF, Eletrobras is subject to typical market contractual provisions, among which: corporate guarantees, requirements for change of corporate control, obligation to timely issue Complete Financial Statements according to Brazilian laws, compliance with licenses and necessary permits and limits to the sale of material assets.

As of December 31, 2015, Eletrobras complied with covenants it was subject to under the terms in the financing agreements executed as debtor.

Eletrobras as guarantor

As mentioned above, Eletrobras is the guarantor of loans for projects of both its subsidiaries and the SPEs in which Eletrobras’ companies have a stake. In four contracts, there are specific covenants applicable to the guarantor, as follows:

●

Furnas (hydroelectric plant of Baguari) - Financing agreement executed with BNDES, for the nominal amount of R$ 224 million, in which Eletrobras is the guarantor of Furnas (principal debtor), and according to which Eletrobras has to quarterly show a capitalization ratio (corresponding to the ratio of its net equity to its total assets) of at least 0.3.

●

Furnas (hydroelectric plant of Batalha) - Financing agreement executed with BNDES, for R$ 60.1 million, in which Eletrobras is the guarantor of Furnas (principal debtor), and according to which Eletrobras has to quarterly show a capitalization ratio (corresponding to the ratio of its net equity to its total assets) of at least 0.3.

●

Centroeste de Minas S.A. (SPE) - Financing agreement executed with BNDES for R$ 28.7 million, in which Eletrobras is a guarantor in proportion to the stake held by Furnas in the SPE (49%). According to such agreement, Eletrobras has to quarterly show a capitalization ratio (corresponding to the ratio of its net equity to its total assets) of at least 0.3

●

Teles Pires Participações S.A. (SPE): First private issuance of debentures, amounting to R$ 650 million, in which Eletrobras is the guarantor in the proportion of the equity held by Furnas and Eletrosul in the SPE (49%) and FI-FGTS is the only debenture holder. The indenture provides that, during the term of the debentures, Eletrobras must guarantee that (i) the ratio between the Net Debt and EBITDA is equal to or less than 4.0 (four), calculated on a quarterly basis; and (ii) the ratio between EBITDA and the Financial Result is equal to or more than 2 (two), calculated quarterly.

In the fiscal year ended December 31, 2015, a breach of certain financial covenants agreed during the first issue of debentures of Teles Pires Participações S.A. was found. This breach is described in the documents governing the issuance, including the possibility and the non- automatic early maturity of the debt. After the company gave explanations as to the negotiations that are underway to cure the breach, including the provision of further guarantees by Eletrobras, Fundo de Investimento do Fundo de Garantia do Tempo de Serviço - FI-FGTS, the sole holder of debentures under said issuance, decided, on March 29, 2016 not to declare the early maturity of the debt for a period of 180 days. If at the end of this period, the breach is not cured, FI-FGTS shall say whether it shall require the early maturity of the debt.

g) Limits on the use of funds already contracted and percentages used

Regarding the loan operation executed on February 24, 2011, the resources obtained from the World Bank (IRDB), totaling up to US$495 million, guaranteed by the Federal Government, will be allocated to Projeto Energia +, aiming operational and commercial improvement of Eletrobras distribution companies. By December 31, 2015, the amount of US$222 million was withdrawn under this financing agreement, 44.85% of the total amount.

As of June 28, 2013, Eletronuclear and Caixa Econômica Federal entered into a loan agreement in the total amount of 3.8 billion, to fund the acquisition of imported equipment and services for the Angra 3 nuclear plant. The Federal Government is a guarantor of the loan, which bears an interest rate of 6.5% per year and a 25-year maturity date, with a 5-year grace period. As of December 31, 2015, R$ 2.0 billion had been withdrawn and, on the same date, this amount also corresponded to the outstanding balance of the contract.

  h) Significant changes for each financial statement line item Financial Statements

Eletrobras’ financial statements are prepared and presented in accordance with the generally accepted accounting principles in Brazil, in accordance with the Brazilian Law, complying with the Brazilian Corporate Law – Law no. 6,404/1976, as amended, and in pursuant to the pronouncements issued by the Accounting Pronouncements Committee (“CPC”), the resolutions of the Federal Accounting Council (“CFC”), the regulation issued by the Brazilian Securities and Exchange Commission (“CVM”) and the Brazilian Electric Power Agency (“ANEEL”).

Eletrobras’ consolidated financial statements are presented in thousands of reais, unless otherwise stated, and are prepared in accordance with International Financial Reporting Standards (“IFRS(s)”).

The financial statements of Eletrobras include:

●

The consolidated financial statements, prepared in accordance with IFRSs issued by the International Accounting Standards Board – IASB and the generally accepted accounting principles in Brazil, identified as IFRS Consolidated - BR GAAP; and

●	The holding level financial statements, prepared in accordance with generally accepted accounting principles in Brazil, identified as Holding Level – BR GAAP.

Accounting practices in Brazil include those set forth in Brazilian law and in Pronouncements, Guidelines and Interpretations issued by CPC and approved by CVM and CFC.

Other effects of the adoption of IFRSs and new pronouncements issued by CPC are available in item 10.4 of the Reference Form.

Fiscal year ended in December 31, 2013

For the year ended December 31, 2013, we changed its reportable segments to better portray the operations of each segment and to better reflect how we manage its business. Under the new reportable segment structure Eletrobras will continue to segment its core operations in the Brazilian generation, transmission, and distribution markets; however, Eletrobras no longer eliminates inter-segment balances. This is a change from prior years, where we presented segment balances net of inter-segment eliminations.

Management has revised the calculation of the present value of financial leasings related to assets of independent power producers which are parties to power supply agreements entered with Amazonas Energia, a company controlled by Eletrobras. Such review pointed out certain corrections that should be implemented retroactively, pursuant to Technical Pronouncement CPC 23 – Accounting policies, Changes in Estimates and Error correction. Accordingly, the figures relating to the fiscal year ended December 31, 2013 and as of January 1st, 2013 (for purposes of comparison) were restated. Thus, to ensure comparability, the figures relating to the fiscal year ended December 31, 2013 included in this item 10 were adjusted accordingly.

In 2012, the Brazilian Congress enacted MP no. 579/2012, which was converted into Law no. 12,783/2013, which materially changed the Brazilian electricity sector. The law allowed current holders of concessions to operate electricity generation and transmission assets, which were due to expire during the years 2015 through 2017, to renew those concessions for an additional maximum period of 30 years effective January 1, 2013, but at significantly lower tariff levels. In 2013, there was a change to the structure of the revenues derived from energy generation and transmission concessions renewed pursuant to Law no. 12,873/2013, which demanded the separate application of the exploration and maintenance methods. Accordingly, the companies which renewed their generation and transmission concessions pursuant to Law no. 12,873/2013 received, in 2013, with regards to the renewed assets, lower tariff payments when compared to amounts received prior to the enactment of Law no. 12,873/2013. For renewal of the electricity generation concessions, a new business model was implemented, through which the tariff shall encompass solely a standard operation and maintenance cost, plus a 10% margin, compared to concessions which were not renewed, on which the concessionaire is entitled to sell the electricity it generates.

Fiscal Year ended on December 31, 2014

Finally, to better present its financial statements for the year ended December 31, 2014, Eletrobras reclassified certain items of its income statement, as reflected in the comparative information for the year ended December 31st, 2013. Due to this reclassification, Eletrobras started showing its direct costs in a specific field of the income statement, being thus part of the gross profit.

Fiscal Year ended on December 31, 2015

There was no significant change to the presentation of the financial statements of Eletrobras in 2015.

Consolidated Balance Sheet as of December 31, 2015 and 2014

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Balance Sheet - IFRS and BR GAAP
(in thousand Reais)	On December 31st,
ASSETS	2015	AV%	2014	AV%	2015 x 2014

CURRENT
Cash and cash equivalents	1,393,973	0.93%	1,407,078	0.97%	-0.93%
Restricted cash	647,433	0.43%	1,743,525	1.21%	-62.87%
Marketable securities	6,842,774	4.57%	3,730,345	2.58%	83.44%
Clients	4,137,501	2.76%	4,427,216	3.06%	-6.54%
Financial Asset - Concessions and Itaipu	965,212	0.64%	3,437,521	2.38%	-71.92%
Financings and Loans	3,187,226	2.13%	2,696,021	1.86%	18.22%
Fuel Consumption Account (CCC)	195,966	0.13%	521,964	0.36%	-62.46%
Return on shares held in companies	309,360	0.21%	289,574	0.20%	6.83%
Recoverable taxes	716,651	0.48%	900,431	0.62%	-20.41%
Income Tax and Social Contribution	1,475,598	0.99%	762,726	0.53%	93.46%
Right to Reimbursement	2,265,242	1.51%	3,673,639	2.54%	-38.34%
Warehouse (stockroom)	631,669	0.42%	512,614	0.35%	23.23%
Stock of Nuclear Fuel	402,453	0.27%	340,319	0.24%	18.26%
Indemnities - Law nº 12,783/13	0	0.00%	3,738,295	2.58%	-100.00%
Derivatives	21,307	0.01%	124,635	0.09%	-82.90%
Hydrological Risk	195,830	0.13%	0	0.00%	n/d
Non-current assets classified as held for sale	4,623,785	3.09%	0	0.00%	n/d
Others	1,425,416	0.95%	2,245,290	1.55%	-36.52%
TOTAL CURRENT ASSETS	29,437,396	19.67%	30,551,193	21.12%	-3.65%

NON-CURRENT
LONG-TERM ASSETS
Right to Reimbursement	8,238,140	5.51%	6,129,423	4.24%	34.40%
Financings and Loans	14,400,394	9.62%	11,988,543	8.29%	20.12%
Clients	1,833,457	1.23%	1,743,504	1.21%	5.16%
Marketable securities	194,990	0.13%	224,734	0.16%	-13.24%
Stock of Nuclear Fuel	578,425	0.39%	661,489	0.46%	-12.56%
Recoverable taxes	2,623,186	1.75%	2,538,131	1.75%	3.35%
Income Tax and Social Contribution	3,067,591	2.05%	2,467,631	1.71%	24.31%
Court guarantees and related deposits	5,079,707	3.39%	3,808,155	2.63%	33.39%
Fuel Consumption Account (CCC)	13,331	0.01%	3,944	0.00%	238.01%
Financial Asset - Concessions and Itaipu	28,416,433	18.99%	28,969,262	20.03%	-1.91%
Derivatives	25,004	0.02%	135,276	0.09%	-81.52%
Advances for Future Capital Increase	1,215,532	0.81%	1,140,633	0.79%	6.57%
FUNAC - Reimbursements	0	0.00%	595,445	0.41%	-100.00%
Hydrological Risk	598,161	0.40%	0	0.00%	n/d
Others	1,487,335	0.99%	1,070,214	0.74%	38.98%
TOTAL LONG-TERM ASSETS	67,771,686	45.29%	61,476,384	42.51%	10.24%

INVESTMENTS

Assessed as per the equity method of accounting	20,777,270	13.88%	18,700,146	12.93%	11.11%
Fair value	1,177,260	0.79%	1,370,371	0.95%	-14.09%
	21,954,530	14.67%	20,070,517	13.88%	9.39%

Fixed Assets	29,546,645	19.74%	31,168,232	21.55%	-5.20%
INTANGIBLE ASSETS	935,151	0.62%	1,365,371	0.94%	-31.51%

TOTAL NON-CURRENT ASSETS	120,208,012	80.33%	114,080,504	78.88%	5.37%

TOTAL ASSETS	149,645,408	100.00%	144,631,697	100.00%	3.47%

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Balance Sheet – IFRS and BR GAAP (in thousand Reais)
	On December 31st,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2015	AV%	2014	AV%	2015 x 2014

CURRENT
Financings and Loans	4,224,448	2.82%	4,931,531	3.41%	-14.34%
Debentures	357,226	0.24%	325,732	0.23%	9.67%
Compulsory Loan	57,630	0.04%	50,215	0.03%	14.77%
Suppliers	10,128,507	6.77%	7,489,134	5.18%	35.24%
Advances from Clients	648,236	0.43%	501,572	0.35%	29.24%
Payable taxes	1,556,578	1.04%	1,168,168	0.81%	33.25%
Income Tax and Social Contribution	581,344	0.39%	18,138	0.01%	3.105.12%
Fuel Consumption Account (CCC)	0	0.00%	301,471	0.21%	n/d
Payments to Shareholders	84,076	0.06%	64,402	0.04%	30.55%
Estimated Liabilities	1,018,788	0.68%	1,174,679	0.81%	-13.27%
Reimbursements	396,208	0.26%	702,728	0.49%	-43.62%
Benefits after employee termination	114,861	0.08%	258,898	0.18%	-55.63%
Provision for Contingencies	590,725	0.39%	32,082	0.02%	1.741.30%
Regulatory Fees	695,400	0.46%	930,297	0.64%	-25.25%
Leasing	132,972	0.09%	74,507	0.05%	78.47%
Concessions payable - use of public property	3,920	0.00%	3,645	0.00%	7.54%
Derivatives	20,608	0.01%	26,573	0.02%	-22.45%
Liabilities directly associated to non-current assets classified as held for sale	5,575,009	3.73%	0	0.00%	n/d
Others	1,913,107	1.28%	1,230,236	0.85%	55.51%
TOTAL CURRENT LIABILITIES	28,099,643	18.78%	19,284,008	13.33%	45.71%

NON-CURRENT
Financings and Loans	42,173,812	28.18%	34,607,594	23.93%	21.86%
Suppliers	9,449,421	6.31%	10,047,367	6.95%	-5.95%
Debentures	205,248	0.14%	434,191	0.30%	-52.73%
Advances from Clients	659,082	0.44%	718,451	0.50%	-8.26%
Compulsory Loan	466,005	0.31%	469,459	0.32%	-0.74%
Asset decommissioning obligations	1,201,186	0.80%	1,314,480	0.91%	-8.62%
Operating Allowances	0	0.00%	1,100,499	0.76%	n/d
Fuel Consumption Account (CCC)	452,948	0.30%	474,770	0.33%	-4.60%
Provision for Contingencies	13,556,129	9.06%	8,950,364	6.19%	51.46%
Benefits after employee termination	1,858,825	1.24%	2,001,268	1.38%	-7.12%
Provision for liabilities in controlled companies	257,907	0.17%	97,449	0.07%	164.66%
Onerous Contracts	1,489,292	1.00%	1,130,201	0.78%	31.77%
Reimbursements	2,483,378	1.66%	2,529,893	1.75%	-1.84%
Leasing	1,119,183	0.75%	1,252,154	0.87%	-10.62%
Concessions payable - use of public property	59,644	0.04%	59,815	0.04%	-0.29%
Advances for Future Capital Increase	219,294	0.15%	193,606	0.13%	13.27%
Derivatives	78,521	0.05%	70,336	0.05%	11.64%
Regulatory Fees	462,195	0.31%	609,721	0.42%	-24.20%
Payable taxes	900,309	0.60%	837,551	0.58%	7.49%
Income Tax and Social Contribution	1,003,796	0.67%	569,380	0.39%	76.30%
Others	1,710,369	1.14%	1,030,640	0.71%	65.95%
TOTAL NON-CURRENT LIABILITIES	79,806,543	53.33%	68,499,189	47.36%	16.51%

SHAREHOLDERS’ EQUITY
Capital stock	31,305,331	20.92%	31,305,331	21.64%	0.00%
Capital Reserves	26,048,342	17.41%	26,048,342	18.01%	0.00%
Profit Reserves	-	0.00%	2,259,039	1.56%	-100.00%
Asset Valuation Adjustments	39,452	0.03%	42,947	0.03%	-8.14%
Accumulated losses	(12,181,172)	-8.14%	0	0.00%	n/d
Accumulated other comprehensive income	(3,113,481)	-2.08%	(3,116,108)	-2.15%	-0.08%
Amounts defined as other comprehensive income and accumulated in Shareholders’ Equity related to non-current assets classified as held for sale	(6,458)	0.00%	0	0.00%	n/d
Non-controlling Shareholders Interest	(352,792)	-0.24%	308,949	0.21%	-214.19%

TOTAL SHAREHOLDERS’ EQUITY	41,739,222	27.89%	56,848,500	39.31%	-26.58%

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	149,645,408	100.00%	144,631,697	100.00%	3.47%

Comparison of balance sheet line items as of December 31, 2014 and 2013:

ASSETS

CURRENT ASSETS

Current assets decreased 3.65%, from R$ 30,551,193 thousand as of December 31, 2014 to R$ 29,437,396 thousand as of December 31, 2015. The main variations were:

Restricted Cash

Decrease of 62.87% from R$ 1,743,525 thousand as of December 31, 2014 to R$ 647,433 thousand as of December 31, 2015, mainly because of the decrease in values related to the sale of energy from Itaipu and related to PROINFA.

Marketable Securities

Marketable securities increased 83.44%, from R$ 3,730,345 thousand as of December 31, 2014 to R$ 6,842,774 thousand as of December 31, 2015, mainly because of the R$ 2,811,897 thousand increase in LTN securities held by Eletrobras maintained with Banco do Brasil, corresponding in great part to indemnities received because of the renewal of concessions under the terms in Law no. 10,783/2013 in 2015.

Financial Asset - Concessions and Itaipu

71.92% reduction in financial assets - concessions and Itaipu, going from R$ 3,437,521 thousand on December 31, 2014 to R$ 965,212 thousand on December 31, 2015, mainly due to the change in the value of the regulatory asset regarding the marketing of energy from Itaipu, that went from R$ 2,387,622 thousand on December 31, 2014 to 371,007,000 on December 31, 2015, and to a difference of R$ 459.567 million corresponding to the variation of the amounts recorded in the Variation Compensation Account of “Portion A” Items Values - CVA.

Income Tax and Social Contribution

93,46% increase in income tax and social contribution, going from R$ 762,726 thousand on December 31, 2014 to R$ 1,475,598 thousand on December 31, 2015, mainly due to the recognition of deferred tax credits during 2015.

Right to Reimbursement

38.34% reduction in reimbursement rights, going from R$ 3,673,639 thousand on December 31, 2014 to R$ 2,265,242 thousand on December 31, 2015, mainly due to the reduction in the assets relating to the Right to Reimbursement (CCC Account) of isolated systems, plus a full reduction in the balance of reimbursement rights relating to nuclear power generation costs.

Indemnities – Law no. 12,783/2013

Elimination of the balance relating to indemnity receipt rights, corresponding to R$ 3,738,295 thousand on December 31, 2014, due to the full payment of the compensation due during the 2015 fiscal year.

Non-current assets classified as held for sale

Registration of an amount of R$ 4,623,785 thousand for non-current assets classified as held for sale, without any match on December 31, 2015, corresponding to the book value of the investment held by Eletrobras in CELG-D, currently on sale.

NON-CURRENT ASSETS

Non-current assets showed an increase of 5.37%, going from R$ 114,080,504 thousand on December 31, 2014 to R$ 120,208,012 thousand on December 31, 2015. The main changes were:

Right to Reimbursement

34.40% increase in compensation rights, going from R$ 6,129,423 thousand on December 31, 2014 to R$ 8,238,140 thousand on December 31, 2015, mainly due to increase in credits related to the CCC Account of the isolated system (mainly Amazonas Energia).

Financings and Loans

20,12% increase in Financings and Loans, going from R$ 11,988,543 thousand on December 31, 2014 to R$ 14,400,394 thousand on December 31, 2015, mainly due to the effect of the exchange rate variation on the credits regarding receivables from Itaipu, which caused the balance for these amounts to go from R$ 10,071,923 thousand to R$ 12,907,368,000.

Court guarantees and related deposits

33.39% increase in the Court guarantees and related deposits account balance, going from R$ 3,808,155 thousand on December 31, 2014 to R$ 5,079,707 thousand on December 31, 2015, mainly due to the increase in the number of requests for guarantees and deposits related to lawsuits.

FUNAC - Reimbursements

Reduction of the total balance of the items related to Funac reimbursement rights, corresponding to R$ 595,445 thousand on December 31, 2014, due to the evolution of the process of sale of the stake held by Eletrobras in CELG-D, with its respective decommissioning in Eletrobras’ balance sheet.

Hydrological Risk

Inclusion of hydrological risk due to adverse hydrological conditions faced by Brazil, which did not exist on December 31, 2014, corresponding to R$ 598,161 thousand on December 31, 2015.

Investments

9.39% increase in the investment balance, going from R$ 20,070,517 thousand on December 31, 2014 to R$ 21,954,530 thousand on December 31, 2015, mainly due to increases in paid up capital of SPEs and affiliates of Eletrobras in the amount of R$ 1.582677 billion over 2015.

LIABILITIES

CURRENT LIABILITIES

The balance of current liabilities increased by 45.71%, going from R$ 19,284,008 thousand on December 31, 2014 to R$ 28,099,643 thousand on December 31, 2015. The main changes in current liabilities were as follows:

Financings and Loans

14.34% reduction of financings and loans, going from R$ 4,931,531 thousand on December 31, 2014 to R$ 4,224,448 thousand on December 31, 2015, mainly due to the payment of a portion of the principal on bonds issued Eletrobras abroad in the amount of R$ 796.86 thousand.

Suppliers

The item Suppliers increased by 35.24%, going from R$ 7,489,134 thousand on December 31, 2014 to R$ 10,128,507 thousand on December 31, 2015, mainly due to the effects of private debt recognition agreements and relevant payments in installments executed by and between the subsidiary Amazonas Energia and Petrobras Distribuidora S/A.

Liabilities directly associated to non-current assets classified as held for sale

Accrual of liabilities directly associated to non-current assets classified as held for sale, corresponding to the liability associated with the investment held by Eletrobras in CELG-D, currently on sale, which did not exist on December 31, 2014, corresponding to R$ 5,575. 009,000 on December 31, 2015.

NON-CURRENT LIABILITIES

The balance non-of current liabilities increased by 16.51%, going from R$ 68,499,189 thousand on December 31, 2014 to R$ 79,806,543 thousand on December 31, 2015. The main changes in non-current liabilities were as follows:

Financings and Loans

Loans and financing increased by 21.86%, going from R$ 34,607,594 thousand on December 31, 2014 to R$ 42,173,812 thousand on December 31, 2015, mainly due to loans taken in 2015 with Banco do Brasil, Caixa Econômica Federal and BNDES, and the effects of the exchange rate variation on the outstanding balance of Eletrobras’ bonds denominated in dollars.

Suppliers

The item suppliers decreased by 5.95%, going from R$ 10,047,367 thousand on December 31, 2014 to R$ 9,449,421 thousand on December 31, 2015, mainly due to the reduction in the Differences Settlement Price (PLD) over 2015, due to the improvement of precipitation rates throughout the year.

Operating Allowances

Reduction of all Operating Allowances, which amounted to R$ 1,100,499 thousand on December 31, 2014, due to the reversal of provisions by Amazonas Energia regarding a lawsuit on ICMS, as determined by a court decision favorable to the subsidiary.

Provisions for contingencies

Increase of 51.46% in provisions for contingencies, going from R$ 8,950,364 thousand on December 31, 2014 to R$ 13,556,129 thousand on December 31, 2015, mainly due to changes in Eletrobras’ assessment of the chances of loss from possible to probable in cases concerning compulsory loan, with a corresponding impact on the creation of provisions to cover for such contingencies.

SHAREHOLDERS’ EQUITY

Shareholders’ equity decreased by 26.58%, going from R$ 56,848,500 thousand on December 31, 2014 to R$ 41,739,222 thousand on December 31, 2015, mainly due to the 2015 loss recognition in the amount of R$ 14,953,658,000.

 Consolidated balance sheets from December 31st, 2014 and 2013:

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Balance Sheet – IFRS and BR GAAP
(in thousand Reais)	On December 31st,
ASSET	2014	AV%	2013	AV%	2014 x 2013
CURRENT
Cash and cash equivalent	1,407,078	1.0%	3,597,583	2.6%	-60.89%
Restricted Cash	1,743,525	1.2%	879,801	0.6%	98.17%
Marketable securities	3,730,345	2.6%	6,095,908	4.4%	-38.80%
Clients	4,427,216	3.1%	3,587,282	2.6%	23.41%
Financial Asset - Concessions and Itaipu	3,437,521	2.4%	1,168,002	0.8%	194.31%
Financings and Loans	2,696,021	1.9%	2,838,503	2.0%	-5.02%
Fuel Consumption Account (CCC)	521,964	0.4%	1,275,334	0.9%	-59.07%
Return on shares held in companies	289,574	0.2%	268,060	0.2%	8.03%
Recoverable taxes	900,431	0.6%	839,767	0.6%	7.22%
Income Tax and Social Contribution	762,726	0.5%	1,940,005	1.4%	-60.68%
Right to Reimbursement	3,526,986	2.4%	10,910,073	7.9%	-67.67%
Warehouse (stockroom)	512,614	0.4%	614,607	0.4%	-16.59%
Stock of Nuclear Fuel	340,319	0.2%	343,730	0.2%	-0.99%
Indemnities – Law no. 12,783/2013	3,738,295	2.6%	3,476,495	2.5%	7.53%
Derivatives	124,635	0.1%	108,339	0.1%	15.04%
Others	2,391,943	1.6%	1,136,344	0.8%	110.49%
TOTAL CURRENT ASSETS	30,551,193	21.1%	39,079,833	28.2%	-21.82%

NON-CURRENT
LONG-TERM ASSETS
Right to Reimbursement	6,129,423	4.2%	1,669,583	1.2%	267.12%
Financings and Loans	11,988,543	8.3%	12,335,838	8.9%	-2.82%
Clients	1,743,504	1.2%	1,522,621	1.1%	14.51%
Marketable securities	224,734	0.2%	192,580	0.1%	16.70%
Stock of Nuclear Fuel	661,489	0.5%	507,488	0.4%	30.35%
Recoverable taxes	2,538,131	1.7%	1,990,527	1.4%	27.51%
Income Tax and Social Contribution	2,467,631	1.7%	3,010,574	2.2%	-18.03%
Court guarantees and related deposits	3,808,155	2.6%	2,877,516	2.1%	32.34%
Fuel Consumption Account (CCC)	3,944	0.0%	16,275	0.0%	-75.77%
Financial Asset - Concessions and Itaipu	28,969,262	20.0%	23,704,037	17.1%	22.21%
Derivatives	135,276	0.1%	107,816	0.1%	25.47%
Advances for Future Capital Increase	1,140,633	0.8%	490,429	0.4%	132.58%
Indemnities – Law no. 12,783/2013	-	0.0%	2,019,684	1.5%	-100.00%
FUNAC – Reimbursements	595,445	0.4%	-	0.0%	n/a
Others	1,070,214	0.7%	618,508	0.4%	73.03%
TOTAL LONG-TERM ASSETS	61,476,384	42.5%	51,063,476	36.8%	20.39%

INVESTMENTS	20,070,517	13.8%	17,414,993	12.6%	15.25%
FIXED ASSETS	31,168,232	21.5%	30,247,504	21.8%	3.04%
INTANGIBLE ASSETS	1,365,371	0.9%	788,582	0.6%	73.14%

TOTAL NON-CURRENT ASSETS	114,080,504	78.9%	99,514,556	71.8%	14.64%

TOTAL ASSETS	144,631,697	100.0%	138,594,389	100.0%	4.36%

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Balance Sheet – IFRS and BR GAAP (in thousand Reais)
	On December 31st,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2014	AV%	2013	AV%	2014 x 2013
CURRENT
Financings and Loans	4,931,531	3.4%	1,969,765	1.4%	150.36%
Debentures	325,732	0.2%	12,804	0.0%	2443.99%
Compulsory Loan	50,215	0.0%	7,935	0.0%	532.83%
Suppliers	7,489,134	5.2%	7,740,578	5.6%	-3.25%
Advances from Clients	501,572	0.3%	511,582	0.4%	-1.96%
Payable taxes	1,168,168	0.8%	839,426	0.6%	39.16%
Income Tax and Social Contribution	18,138	0.0%	15,262	0.0%	18.84%
Fuel Consumption Account (CCC)	301,471	0.2%	941,285	0.7%	-67.97%
Payments to Shareholders	64,402	0.0%	528,204	0.4%	-87.81%
National Treasury Credits	-	0.0%	39,494	0.0%	-100.00%
Estimated Liabilities	1,174,679	0.8%	1,288,713	0.9%	-8.85%
Reimbursements	702,728	0.5%	8,377,400	6.0%	-91.61%
Benefits after employee termination	258,898	0.2%	265,082	0.2%	-2.33%
Provisions for contingencies	32,082	0.0%	23,654	0.0%	35.63%
Regulatory Fees	930,297	0.6%	714,862	0.5%	30.14%
Leasing	74,507	0.1%	67,165	0.0%	10.93%
Concessions Payable - Use of public property	3,645	0.0%	3,567	0.0%	2.19%
Derivatives	26,573	0.0%	262,271	0.2%	-89.87%
Others	1,230,236	0.8%	2,011,256	1.5%	-38.83%
TOTAL CURRENT LIABILITIES	19,284,008	13.3%	25,620,305	18.5%	-24.73%

NON-CURRENT
Financings and Loans	34,607,594	23.9%	30,506,522	22.0%	13.44%
Suppliers	10,047,367	6.9%	791,293	0.6%	1169.74%
Debentures	434,191	0.3%	205,878	0.1%	110.90%
Advances from Clients	718,451	0.5%	776,252	0.6%	-7.45%
Compulsory Loan	469,459	0.3%	358,905	0.3%	30.80%
Asset decommissioning obligations	1,314,480	0.9%	1,136,342	0.8%	15.68%
Operating Allowances	1,100,499	0.8%	1,061,490	0.8%	3.67%
Fuel Consumption Account (CCC)	474,770	0.3%	455,455	0.3%	4.24%
Provisions for contingencies	8,950,364	6.2%	5,695,104	4.1%	57.16%
Benefits after employee termination	2,001,268	1.4%	1,218,688	0.9%	64.21%
Provision for liabilities in controlled companies	97,449	0.1%	-	0.0%	n/a
Onerous Contracts	1,130,201	0.8%	3,244,335	2.3%	-65.16%
Reimbursements	2,529,893	1.7%	2,317,708	1.7%	9.15%
Leasing	1,252,154	0.9%	1,326,662	1.0%	-5.62%
Concessions Payable - Use of public property	59,815	0.0%	60,904	0.0%	-1.79%
Advances for Future Capital Increase	193,606	0.1%	174,570	0.1%	10.90%
Derivatives	70,336	0.0%	195,378	0.1%	-64.00%
Regulatory Fees	609,721	0.4%	375,982	0.3%	62.17%
Payable taxes	837,551	0.6%	892,950	0.6%	-6.20%
Income Tax and Social Contribution	569,380	0.4%	533,713	0.4%	6.68%
Others	1,030,640	0.7%	68,657	0.0%	1401.14%
TOTAL NON-CURRENT LIABILITIES	68,499,189	47.4%	51,396,788	37.08%	33.28%

SHAREHOLDERS’ EQUITY
Capital stock	31,305,331	21.6%	31,305,331	22.6%	0.00%
Capital Reserves	26,048,342	18.0%	26,048,342	18.8%	0.00%
Profit Reserves	2,259,039	1.6%	5,222,953	3.8%	-56.75%
Asset Valuation Adjustments	42,947	0.0%	68,368	0.0%	-37.18%
Additional Proposed Dividend	-	0.0%	433,962	0.3%	-100.00%
Accumulated Profits	0	0.0%	-	0.0%	n/a
Accumulated other comprehensive income	(3,116,108)	-2.1%	(1,696,858)	-1.2%	83.64%
Non-controlling Shareholders Interest	308,949	0.2%	195,198	0.1%	58.27%
TOTAL SHAREHOLDERS’ EQUITY	56,848,500	39.3%	61,577,296	44.4%	-7.68%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	144,631,697	100.0%	138,594,389	100.0%	4.36%

Comparison of balance sheet line items as of December 31, 2014 and 2013:

ASSETS

CURRENT ASSETS

Current assets decreased 21.82%, from R$ 39,079,833 thousand as of December 31, 2013 to R$ 30,551,193 thousand as of December 31, 2014. The main variations were:

Reimbursement rights

Reimbursement rights decreased 67.67% , from R$ 10,910,073 thousand as of December 31, 2013 to R$ 3,526,986 thousand as of December 31, 2014, mainly as a result of the review of the timeframe where we’ll receive the assets related to the reimbursement rights (CCC Account).

Marketable Securities

Marketable securities decreased 38.80%, from R$ 6,095,908 thousand as of December 31, 2013 to R$ 3,730,503 thousand as of December 31, 2014, mainly because of the sale of those securities by Eletrobras during 2014 to meet its cash needs throughout the year.

Cash and Cash Equivalent

Cash and cash equivalent decreased 60.89%, from R$ 3,597,583 thousand as of December 31, 2013 to R$ 1,407,078 thousand as of December 31, 2014, mainly due to an increase in the operating expenses of Eletrobras.

Income Tax and Social Contribution

Income tax and social contributions decreased 60.68%, from R$ 1,940,005 thousand as of December 31, 2013 to R$ 762,726 thousand as of December 31, 2014, mainly due to the use of tax credits.

Fuel Consumption Account – CCC

Fuel Consumption Account decreased 59.07%, from R$ 1,275,334 thousand as of December 31, 2013 to R$ 521,964 thousand as of December 31, 2014, mainly as a result of decreased contributions to the CCC Account during the 2014 fiscal year.

Financial Asset – Concessions and Itaipu

The amounts recorded under this line item increased 194.31%, from R$ 1,168,002 thousand as of December 31, 2013 to R$ 3,437,521 thousand as of December 31, 2014, due to the increased costs in the commercialization of the energy generated by Itaipu, which will be recovered in 2015.

Restricted Cash

Restricted cash increased 98.17%, from R$ 879,801 thousand as of December 31, 2013 to R$ 1,743,525 thousand as of December 31, 2014, mainly as a result of temporary entries related to the commercialization of energy generated by Itaipu.

NON-CURRENT ASSETS

Non-current assets increased 14.64%, from R$ 99,514,556 thousand as of December 31, 2013, to R$ 114,080,504 thousand as of December 31, 2014. The main variations were:

Financial Asset – Concessions and Itaipu

The amounts recorded under this line item increased 22.21%, from R$ 23,704,037 thousand as of December 31, 2013 to R$ 28,696,262 thousand as of December 31, 2014, due to the increased value in financial assets in the distribution and transmission segments.

Reimbursement Rights

Reimbursement rights increased 267.12%, from R$ 1,669,583 thousand as of December 31, 2013 to R$ 6,129,423 thousand as of December 31, 2014, mainly as a result of an increase in the credits related to the CCC Account of isolated systems.

Reimbursement – FUNAC

There was no outstanding balance in this line item as of December 31, 2013, compared to R$ 595,445 thousand as of December 31, 2014. The increase is a consequence of the business combination between Eletrobras and Celg-D (which was acquired by Eletrobras in 2014).

Court guarantees and related deposits

32.34% increase in the court guarantees and related deposits account balance, going from R$ 2,877,516 thousand on December 31, 2013 to R$ 3,808,155 thousand on December 31, 2014, mainly due to the increase in the number of requests for guarantees and deposits related to lawsuits.

Indemnifications – Law n. 12,783/13

The outstanding balance in this line item, corresponding to indemnification rights, which corresponded to R$ 2,019,684 thousand as of December 31, 2013, was fully transferred from non-current assets to current assets, as a natural consequence of the timing when such amounts are due.

Income Tax and Social Contribution

Income tax and social contribution decreased 18.03%, from R$ 3,010,574 thousand as of December 31, 2013 to R$ 2,467,631 thousand as of December 31, 2014, mainly due to the write-off of unrecoverable tax credits.

LIABILITIES

CURRENT LIABILITIES

Current liabilities decreased 24.73%, from R$ 25,734,736 thousand as of December 31, 2013 to R$ 19,284,008 thousand as of December 31, 2014. The main variations in current liabilities were:

Reimbursement Obligations

Reimbursement obligations decreased 91.61%, from R$ 8,377,400 thousand as of December 31, 2013 to R$ 702,728 thousand as of December 31, 2014, mainly due to adjustments to improve the presentation of the amounts related to reimbursements of the CCC Account, now presented net of the corresponding entries in the assets.

Fuel Consumption Account – CCC

Fuel Consumption Account – CCC decreased 67.97%, from R$ 941,285 thousand as of December 31, 2013 to R$ 301,471 thousand as of December 31, 2014, as a result of certain financial settlements involving the CCC Account.

Borrowings

Borrowings increased 150.36%, from R$ 1.969.765 thousand as of December 31, 2013 to R$ 4.931.531 thousand as of December 31, 2014, mainly as a result of a reclassification of financial obligations before BNDES, Caixa Econômica Federal and bonds from the non-current liabilities to current liabilities, as a natural consequence of the timing when such amounts are due.

NON-CURRENT LIABILITIES

Non-current liabilities increased 33.28%, from R$ 51,961,754 thousand as of December 31, 2013 to R$ 68,499,189 thousand as of December 31, 2014. The main variations in non-current assets were:

Suppliers

The amounts recorded under the suppliers line item increased 1,169.74%, from R$ 791,293 thousand as of December 31, 2013 to R$ 10,047,367 thousand as of December 31, 2014, mainly due to the recognition of debts by companies of Eletrobras group with Petrobras and Cigás.

Borrowings

Borrowings increased 13.44%, from R$ 30,506,522 thousand as of December 31, 2013 to R$ 34,607,594 thousand as of December 31, 2014, due to new borrowings entered in 2014 mainly with Banco do Brasil and Caixa Econômica Federal.

Provisions for Contingencies

Provisions for contingencies increased 57.16%, from R$ 5,695,104 thousand as of December 31, 2013 to R$ 8,950,364 thousand as of December 31, 2014, mainly as a consequence in the change of the chances of loss estimated by Eletrobras, from possible to probable, in proceedings related to the Compulsory Loan (particularly due to a judicial decision contrary to Eletrobras, although yet subject to appeal), which resulted in an increase in the corresponding provisions recorded to face the impacts of negative outcomes in such lawsuits.

Post-employment benefits

The outstanding balance of this line item increased 64.21%, from R$ 1,218,688 thousand as of December 31, 2013 to R$ 2.001,268 thousand as of December 31, 2014, mainly as a result of the revaluation conducted in 2014 by experts hired by Eletrobras of the complementary pension plans.

Onerous Contracts

Onerous contracts decreased 65.16%, from R$ 3,244,335 thousand as of December 31, 2013 to R$ 1,310,201 thousand as of December 31, 2014, mainly due to the annual revaluation of the existing onerous contracts by Eletrobras.

SHAREHOLDERS’ EQUITY

Shareholder’s equity decreased 7.68%, from R$ 61.577.296 thousand as of December 31, 2013 to R$ 56.848.500 thousand as of December 31, 2014, mainly due to the net loss recorded in 2014, in addition to the decrease in the profit reserves and actuarial earnings and losses reserves.

10.2 Operational and Financial Results

a) Company’s results of operations

i. description of any material components of the revenue

  Description of Principal Line Items

Operating Revenues

Electrical Energy Sales

Eletrobras derives its revenues from the generation, transmission and distribution of electricity, as set out below:

●

Generation: revenues in its generation segment derive from the commercialization and sale to distribution companies, industries and free consumers of electricity that Eletrobras has generated (including the electricity generated by its share of the Itaipu project) and the resale of electricity from Paraguay’s share of the Itaipu project not used in Paraguay. Revenues from its electricity generation segment are recognized based on the output delivered at rates specified under contract terms or prevailing regulatory rates. For generation concessions renewed pursuant to Law 12,783/2013, there was a change of regime in the revenue framework, whereas the exploration method and the operating and maintenance methods are required by the law to be separately disclosed beginning in 2013;

●

Transmission: revenues from its transmission segment derive from the construction, operation and maintenance of transmission networks for other electricity concessionaires and certain revenues arising from applying inflation and other indexes to the value of its investments. Revenues received from other concessionaires using its basic transmission network are recognized in the month that the services are provided to the other concessionaires. These revenues are fixed each year and denominated Annual Permitted Revenues(RAP). Eletrobras, as provider of transmission services, is not entitled to negotiate prices with users. For some agreements, RAP is fixed and is monetarily reinstated pursuant to price indexes annually. For other agreements, RAP is monetarily reinstated pursuant to price indexes annually and is subject to review every five years. Typically, RAP is, for any electricity transmission company, subject to annual review due to increases in assets and operational expenses resulting from modifications, reinforcements and expansion of the facilities. For transmission concessions renewed pursuant to Law 12,783/2013, there was a change of regime in the revenue framework, whereas the exploration method and the operating and maintenance methods are required by the law to be separately disclosed beginning in 2013; and

●

Distribution: revenues in its distribution segment derive from the sale to end consumers of electricity that we purchase from generation companies and also some electricity that we generate in thermal plants in certain isolated areas in the north region of Brazil for distribution, as well as certain revenues from the construction, operation and maintenance of distribution networks. Electricity distribution sales to final customers are recognized when power is provided. Invoices for these sales are rendered on a monthly basis. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month’s billing and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, if any, are recognized in the following month.

Other Operating Revenues

Other operating revenues derive from charges imposed on end consumers for late payments in respect of electricity sold in its distribution segment and, to a lesser extent on other operating revenues that are not attributable to its distribution, generation or transmission segments, which we include under its “corporate” segment. These mainly include fees for the administration of the RGR Fund and other governmental funds. We also derive other operating revenues from telecommunication companies using certain parts of its infrastructure to install telecommunication lines.

Taxes on revenues

Taxes on revenues consist of Imposto sobre a Circulação de Mercadorias e Serviços – ICMS (or VAT), a sales tax charged on gross revenues. Eletrobras is subject to different VAT rates in the different states in which we operate, with the VAT rates ranging from 7.0% to 27.0%. Pursuant to applicable regulations, Eletrobras is not liable for any taxes or revenues in its transmission segment.

Additionally, Eletrobras is subject to two federal taxes imposed on the gross revenues of corporate entities: the Program of Social Integration (Programa de Integração Social) – PIS/PASEP and Contribution for the Financing of Social Security (Contribuição para o Financiamento da Seguridade Social) – COFINS.

Regulatory charges

These deductions from the gross revenue comprise payments made to the Reversion General Fund - RGR the Energy Development Account - CDE, contributions to PROINFA and similar charges levied on electricity sector participants. Regulatory charges are calculated in accordance with formulas established by ANEEL, which differ according to the type of sector charges, and thus there is no direct correlation between revenues and sector charges.

Operating Costs

Electricity Purchased for Resale

Our distribution and generation segments both purchase electricity for resale. Electricity purchased in the distribution segment is purchased from other generators. Electricity purchased in the generation segment represents the Paraguayan portion of the energy from Itaipu that is not used in Paraguay and that we trade to distribution companies and free consumers.

Use of the Grid

These costs represent charges for transmission of energy over the power lines of third parties.

Fuel for Electricity Production

The cost of fuel is a significant component of its operating expenses. These costs, however, are subsequently reimbursed from the CCC Account, pursuant to Law no. 12,111.

Operating Expenses

Personnel, Supplies and Services

Our operating costs and expenses related to personnel, supplies and services primarily consist of daily administrative expenses for employees, equipment and infrastructure, as well as expenses related to outsourcing security, maintenance and external consultants and advisors. Due to the diverse nature of these expenses, we apply certain subjective criteria to allocate such expenses to its operational activities. These expenses do not include raw material costs used to generate power.

Depreciation and Amortization

This represents depreciation and amortization for its property, plant, equipment and intangible assets. We record property, plant and equipment as construction or acquisition costs, as applicable, less accumulated depreciation calculated based on the straight-line method, at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs that extend the useful lives of the related assets are capitalized, while other routine costs are charged to its result of operations. Interest relating to debt obtained from third parties incurred during the construction period is capitalized. Amortization of intangible and financial assets, included in the scope of IFRIC 12, is based on the concession period.

Operating Provisions

This reflects provisions we make in respect of: (i) legal proceedings to which Eletrobras is party; (ii) allowances for doubtful accounts and impairments; (iii) onerous contracts and (iv) other provisions.

Other Operating Costs

Our other operating costs comprise a number of miscellaneous costs that we incur as part of its day-to-day operations. The most significant components are: (i) costs of leasing goods such as generation units for the Isolated System; (ii) telecommunication costs comprising primarily costs incurred for telephone and internet services; (iii) insurance costs, including insurance for its facilities and property; and (iv) costs of disposal of assets, primarily transformers.

Results from equity accounting

Results arising from the equity adjustment for its interests in other companies.

Financial Results

Financial Income

This reflects interest income and commissions Eletrobras receives from loans it made in accordance with the provisions of Brazilian law that permitted Eletrobras to act as a lender to certain public utility companies. Financial income also comprises revenues from amounts in arrears on electricity paid to Eletrobras, and the impact of monetary restatement and other financial revenues.

Financial Expenses

This principally reflects payments of dividends to shareholders, as well as debt and leasing expenses. This also reflects the U.S. dollar/real exchange rate variation relating to Itaipu. It also encompasses expenses with exchange rate fluctuations over Eletrobras’ assets and liabilities denominated in foreign currency, mainly those related to Itaipu, as Itaipu’s financial statements are prepared in US dollars, corresponding to most of Eletrobras’ exposure to exchange rate risks.

Foreign Exchange and Monetary Gain (Loss)

Foreign exchange gain (losses) mainly relate to Itaipu, as the financial statements of Itaipu Binacional are presented in U.S. dollars, and this represents its largest exposure to foreign currency risk. A devaluation or depreciation of the real against the U.S. dollar increases its revenues, as it increases the value of the contribution from Itaipu, although the effect of this contribution is netted out, as discussed above. An appreciation of the real decreases Eletrobras’ revenues because it decreases the value of the contribution from Itaipu, although the effect of this contribution is similarly netted out as a depreciation of the cost of construction of Itaipu.

ii. factors that materially affected the results of operation

In the fiscal year ended on December 31, 2015, Eletrobras revenues increased compared to the fiscal year ended on December 31, 2014, especially because of the increase seen in revenues from electricity sales (distribution) due to consolidation of Celg-D. In fiscal year ended on December 31, 2014, in turn, company revenue increased 26.4% compared to the year ended December 31, 2013, mainly reflecting the observed increase in revenues from electricity sales (generation) and electricity supply (distribution).

The table below shows its gross revenues by operating segment for the periods indicated:

	Fiscal year ended on December 31
	2015	2014	2013
	(in million reais)
Generation	19,959	21,256	17,240
Transmission	5,611	4,702	4,505
Distribution	16,171	8,222	5,433
Others	1,484	1,339	1,008

In the last three fiscal years, its financial condition and results of operation were influenced by factors such as the Brazilian macro-economic development, decrease in revenues due to the renewal of concessions pursuant to Law no. 12,783/13, exchange rate variations, acquisition of interests in other companies of the electric sector and the regulation of distribution tariffs for electricity transmission and fixed transmission revenues, as detailed below.

Brazilian Macroeconomic and Sector Conditions

Eletrobras is affected by conditions in the Brazilian economy. The macroeconomic scenario in Brazil has been characterized by increased economic activity and a consistent trajectory of the inflation indices. The exchange rate, however, has been volatile.

In 2013, GDP increased 2.3% despite the pressure on developing countries. The official inflation rate reached a high of 5.9%, which was basically influenced by internal factors such as the prices of food, fuel and transport.

In 2013, in response to increasing inflationary pressure, the Central Bank steadily increased the SELIC rate as of April 2012 increasing the SELIC rate by 37.93% throughout the year from 7.25% as of January 1, 2013 to 10.00% as of December 31, 2013.

In 2014, GDP increased 0.15% despite the decrease of 1.2 of the industrial GDP. The official inflation rate reached a high of 6.41%, which was basically influenced by the 8.8% increase of housing prices, which contributed with 1.27 p.p to the index, electricity stood out by rising 17.06%, on average, while dropping 15.66% in 2013, according to IBGE.

According to the Brazilian Institute of Geography and Statistics - IBGE, in 2015, the Brazilian Gross Domestic Product (GDP) suffered a 3.8% reduction over the previous year, a result of the 3.3% reduction of the value added to basic prices and the 7.3% reduction in the excise tax. The added value result refers to the performance of the three activities that comprise it: agriculture (1.8%), industry (-6.2%) and services (-2.7%). In turn, the tax reduction is mainly due to the negative performance of the manufacturing industry and imports of goods and services during the year.

In the external sector, exports of goods and services grew 6.1%, while imports of goods and services fell by 14.3%.

Inflation measured by the IPCA reached 10.67% in 2015 (against 6.41% in 2014), remaining above the upper limit of the target set by the National Monetary Council (CMN, for the acronym in Portuguese) under the inflation targeting regime. Consumers have to pay more for all groups of goods and services that make up the cost of living, especially for housing related expenses. The IGP-DI, which is characterized by a higher volatility when compared to the IPCA, reached 10.53% in 2015 (6.87% in 2014).

The current account deficit amounted to US$ 58.9 billion in 2015 (deficit of $ 104.2 billion in 2014). The trade balance registered a US$ 19.7 billion surplus in 2015, compared to a deficit of US$ 4.0 billion in 2014. Exports reached US$ 191.1 billion and imports, US$ 171.5 billion (respective reductions of 15% and 25% when compared to the 2014 results). In the year, the financial account accumulated net inflows of US$ 56.7 billion. Net flows of direct investment in the country reached US$ 75.1 billion, a decrease of US$ 21.8 billion when compared to the 2014 result.

According to BCB, the results of the balance of payments continue to confirm the significant reduction perspective in the current account deficit, consistent with the exchange rate depreciation scenario, which was of R$ 3.90/US$ at the end of 2015. The stock of international reserves, at the end of 2015, reached US$ 356 billion in relation to the cash concept and US$ 368.7 billion in relation to the liquidity concept, respective decreases of US$ 7.1 billion and US$ 5.3 billion when compared to 2014. The estimated gross external debt for the year totaled US$ 337.7 billion. The estimated long-term foreign debt reached US$ 281.6 billion, while short-term debt amounted to US$ 56.1 billion.

Regarding the electricity consumption, the lowest level scenario of economic activity in line with the increase in tariffs resulted in the reduction of energy demand in the country. According to Empresa de Pesquisa Energética – EPE (Monthly Review of the Electricity Market, No. 100, January 2016), the total energy consumption in Brazil in 2015 was 464,683 GWh, a decrease of 2.1% over 2014, as shown below. The main groups responsible for this decrease were the industrial and residential sectors.

Electricity Consumption over the Network (GWh
	2015	2014	%
Brazil	464,683	474,823	-2.14%
Residential	131,315	132,302	-0.75%
Industrial	169,574	179,106	-5.32%
Commercial	90,383	89,840	0.60%
Others	73,411	73,575	-0.22%

Source: Comissão Permanente de Análise e Acompanhamento do Mercado de Energia Elétrica – COPAM/EPE.

The largest drop was observed in the industrial sector, 5.3% over the accumulated in 2014. Throughout 2015, the class consumption showed monthly declines, intensified in the second half (with a 7.7% reduction last quarter, the biggest of the year). Moreover, in 2015, 12 out of the 13 largest consumers of electricity in the industrial sector had negative results. Metallurgy, the industrial sector that demands more energy in Brazil, led this group (-12.5%), followed by the automotive segment (-10.9%). In turn, the metallic mineral extraction segment, even with the environmental disaster in Mariana, Minas Gerais, in November, was the only segment of the industrial sector which showed an increase (10.0%), due to the iron ore extraction in Pará and Minas Gerais.

The residential sector showed a 0.7% decrease when compared to 2014. According to EPE, this performance is due to the combination of certain factors, such as the adverse economic scenario and the increase in the average electricity rates to consumers. Moreover, in 2015, the increase in the number of residential consumer units (2.5% compared to 2014) was below the historical average since 2004 (about 3.5%).

Trade and service establishments showed a 0.6% increase when compared to 2014. However, the growth recorded in 2015 was far from the expansion recorded over the past five years (more than 6% on average). The scenario of low economic activity and uncertainty in the short-term, the weakening of the business activity and the decrease of investments in the sector may have significantly influenced the electricity consumption by the commerce group.

The economic downturn and the GDP reduction, according to official data disclosed above, affected the operating and financial conditions that will be presented in this report.

As for monetary policy, in response to increasing inflationary pressure in 2014, the Central Bank steadily increased the SELIC rate as of January increasing the SELIC rate by 1.75% throughout the year from 10.00% as of January 1, 2014 to 11.75% as of December 31, 2014.

Pursuant to Brazilian Central Bank information, with regard to the Brazilian trade balance (net) in 2014, Brazil posted a deficit of US$3.9 billion, with exports totaling US$225 billion (7.0% less than in 2013). Imports amounted to US$229 billion in 2014 compared to US$240 billion in 2013, a decrease of 4.5%.

The real/dollar exchange rate has depreciated since January 2015 from a little over R$2.69/US$1.00 on January 2, 2015 to approximately R$3.90/US$1.00 on December 31, 2015, which represented a variation of approximately 45% in the period, affected especially by the deterioration of the Brazilian political and economic scenario, the successive downgrading of the sovereign rating of the country, that is no longer rated as “investment grade”, and the consequent increase of the foreign investors’ aversion to the risk associated to emerging countries.

In 2014, the exchange rate of real against the US dollar depreciated since the beginning of September 2014, from around R$ 2.25/US$ 1.00 to approximately R$ 2.65/US$1.00 in December (increase of 17.7%), influenced by significant situational factors such as the increased uncertainty associated with the electoral process, the further decrease in commodities’ prices, the global movement of dollar appreciation and increased risk aversion on emerging countries.

The exchange rate in 2013 experienced low volatility, especially when compared to the period during the international financial crisis period. Thereby, the influx of capital has exerted a lower pressure on the exchange rate. As a result, the real/U.S. dollar exchange rate increased in 2013 from R$ 2.0435 to R$ 2.3426/1.00.

The exchange rate in 2014 experienced certain volatility, especially when compared to the period during the international financial crisis period. Thereby, the influx of capital has exerted a lower pressure on the exchange rate. As a result, the real/U.S. dollar exchange rate increased in 2014 from R$ 2.3426 to R$ 2.6562.

The table below shows the evolution of GDP, of Inflation indexes and Dollar Exchange Rate:

	Year ended on December 31
	2015	2014	2013
GDP Growth Rate	(3.8)%	0.1%	2.3%
Inflation (IGP-M)	10.54%	3.69%	5.51%
Inflation (IPCA)	10.67%	6.41%	5.91%
Appreciation (depreciation) of the real vs. the U.S. dollar	45.00%	13.39%	14.64%
Period-end exchange rate	R$ 3.9048	R$ 2.6562	R$ 2.3426
Average exchange rate	R$ 3.2989	R$ 2.3547	R$ 2.1605

Provision for Compulsory Loan Contingencies:

There is a significant number of lawsuits involving Eletrobras (holding). The largest number of claims in this universe refers to requests for the application of the inflation adjustment criteria over the compulsory loan credits according to electricity consumption.

The purpose of such lawsuits is to challenge the inflation adjustment system determined by the law governing the compulsory loan and applied by Eletrobras.

The compulsory loan was paid by the Company through conversions made in 1988, 1990 and 2005.

The dispute was taken to the Superior Court of Justice (STJ), which ruled on the merits. An appeal, however, was filed at the Supreme Court (STF) and is pending judgment.

Although the matter was brought before the Supreme Court, in view of the Superior Court’s decision, issued according to Article 543-C of the 1973 Civil Procedure Code, the claims filed continue to be processed regularly and some decisions against Eletrobras have already been issued. The company has been ordered to pay the inflation adjustment differences for that period and, as a result, many execution claims have been filed. In such claims, the parties are discussing how to calculate the amount due.

However, during the third quarter of 2015, the Superior Court issued decisions setting the parameters for these calculations, taking into consideration some allegations by Eletrobras, but not all of them, which resulted in adjustments in Eletrobras calculation methodology and risk classification for these claims and the consequent changes in the provisions for contingencies for the year ended on December 31st, 2015.

There are currently about 3,868 lawsuits provisioned, regarding this same subject matter, that are being processed in several instances. The Company has a provision for these civil contingencies amounting to R$ 9,279 million related to these processes (compared to R$ 4,307 million on December 31, 2014).

These claims are not to be mistaken for those filed in order to manage the redemption of Bearer Bonds, currently unenforceable, issued as a result of the compulsory loan.

Effects of Law no. 12,783/2013

In 2012, the Federal Government converted MP n. 579/2012 into Law n. 12,783/13, which materially changed the Brazilian electricity sector. The law allowed current holders of concessions to operate electricity generation and transmission assets, which were due to expire during the years 2015 through 2017, to renew those concessions for an additional maximum period of 30 years effective January 1, 2013, but at significantly lower tariff levels. As an option under the law, Eletrobras and other concessionaires could have entered into a potentially competitive bidding process to renew their generation and transmission concessions. Law No. 12,783/2013 also covered the possibility of renewal of distribution concessions, provided that there was assurance related to the continuity, effective service provision, tariff economy and compliance with operational and economic reasonability criteria, while conditions for such renewal have been regulated by the terms in Decree no. 8,461, dated June 2, 2015. These criteria must be met by means of continuous improvement metric set forth by the Granting Authority, to be detailed by the amendments in the concession Contracts to be executed by the distribution companies.

In 2013, there was a change to the structure of the revenues derived from energy generation and transmission concessions renewed pursuant to Law n. 12,873/13, which demanded the separate application of the exploration and maintenance methods. Accordingly, the companies which renewed their generation and transmission concessions pursuant to Law n. 12,873/13 received, in 2013, with regards to the renewed assets, lower tariff payments when compared to amounts received prior to the enactment of Law n. 12,873/13. For the electricity generation concessions, a new business model was implemented, through which the tariff shall encompass solely a standard operation and maintenance cost, plus a 10% margin, compared to concessions which were not renewed, on which the concessionaire is entitled to sell the electricity it generates.

Under Law n. 12,783/13, the Federal Government agreed to indemnify Eletrobras and other electricity concessionaires for part of the value of non-amortized investments Eletrobras and other concessionaires made during the term of their concessions. Some of these indemnity payments have been agreed and paid (1st tranche), while others have been estimated for purposes of the consolidated financial statements for the fiscal year ended on December 31, 2012, based on information available to Eletrobras. While some indemnities will be paid to concessionaires in installments over many years, the full amount of the agreed or estimated indemnity payments are accounted for in such consolidated financial statements (2nd tranche).

The 2nd tranche of compensation arises from the provisions of Law No. 12,783/2013 and ANEEL Normative Resolutions 589/2013 (generation) and No. 596/2013 (transmission) and are related to investments made by Eletrobras, not yet depreciated and amortized, that were not initially considered in the 1st Tranche of Compensation that was recognized by the time of the enactment of Law No. 12,783/2013 in the amount of R$ 14.4 billion, at the base date December 2012. As seen in the table below, the total value claimed for the 2nd Tranche exceeded R$ 26.0 billion on the base date of December 2012. According to law, the compensation to be defined shall apply from the base date until the date of effective payment. By December 2015, ANEEL had validated the compensation for damages to Eletrosul and Furnas, corresponding to the share of electricity transmission assets existing on May 31st, 2000, called Basic Network Existing System - RBSE and Other Transmission Facilities - RPC, not yet depreciated and amortized, as provided in the second paragraph of Article 15 of Law No. 12,783/13, totaling R$ 10.0 billion. Eletrobras participated in discussions in class associations, ANEEL and the Mines and Energy Ministry to enable the beginning of these payments with profitability adjusted to the cost of equity and net of taxes, as this will be an important source of funds for investments to Eletrobras.

Up to December 2015, there was no regulation on the payment terms of such indemnities and, therefore, these were not accounted for in Eletrobras’ Financial Statements from December 31, 2015. On April 22, 2016, the Ordinance No. 120, from April 20, 2016, which regulates the conditions for receiving the compensation, was published. According to the mentioned rule, the values validated by ANEEL will become part of the Regulatory Compensation Base of electricity transmission utilities and the cost of capital will be added to the respective Annual Allowed Income. Such cost of capital will consist of compensation and depreciation portions, plus taxes due (“gross up”), subject to corporate law, and shall be recognized as of the 2017 tariff process, being adjusted and revised according to the concession agreement. The compensation and depreciation portions will be defined taking into account the methodologies for the Periodic Tariff Review of Revenues of Existing Concessionaires, as approved by ANEEL, and the Regulatory Compensation Base will be depreciated considering the residual useful life of assets and updated according to the National Index of Consumer Prices - IPCA. The cost of capital related to the period from December 2012 and the 2017 tariff process shall be paid based on the real and actual cost of capital of the transmission segment, as defined by ANEEL in the methodologies of the Periodic Tariff Revue of the Revenues of Concessionaires. As of the 2017 tariff process, the cost of capital will be paid according to the Weighted Average Cost of Capital - WACC, as defined by ANEEL, and shall be incorporated as of the 2017 tariff process for a period of eight years.

In the case of Eletrobras’ distribution subsidiaries, they expressed their interest in renewing their distribution concessions in accordance with the reduced tariff levels of Law No. 12,783/2013, but the execution of agreement amendments must be approved by the Extraordinary General Meeting of Eletrobras’ Shareholders. During the 164th Extraordinary General Meeting of Eletrobras’ Shareholders, which occurred on December 28, 2015, due to the request by the representative of the Federal Government, the issues related to the extension of the concession agreements of the subsidiaries Cepisa, Ceal, Eletroacre, Ceron, Boa Vista and Amazonas Energia were taken off the agenda. As a result, distributors requested, on December 28, 2015, the extension of the deadline for the execution of the respective amendments, in accordance with Provisional Executive Order No. 706, from December 28, 2015, if it is to be decided in a new Extraordinary General Meeting of Shareholders to be convened. The Provisional Executive Order No. 706, from December 28, 2015, amended the wording of the second paragraph of art. 11 of Law No. 12,783/2012, establishing that concessionaires must sign the amendment in up to 210 days from the request by Grantor. Thus, distributors have until 26 July 2016 to sign the amendments to the electricity distribution concession agreements and are preparing update studies for submission to the new General Meeting of Shareholders of Eletrobras. However, while the distribution concessions of those subsidiaries have expired in June 2015, as per Article 42 of Law No. 8987, from February 13, 1995, the concessions shall remain in force for the required period (not less than 24 months) for the conduction of surveys and assessments necessary for the organization of bids that shall precede the granting of concessions which shall replace them, should they not be renewed within the period established by Provisional Executive Order No. 706/2015. In the case of CELG D, the extension of its concession for another 30 years was approved by the 164th Extraordinary General Meeting of Eletrobras, being the respective agreement amendment executed in December 2015. According to the amendment, the failure to comply with service quality and efficiency goals and with economic and financial efficiency goals for a period of five years from January 1st, 2016, for two consecutive years, or if none of these goals is met at the end of the five-year term, the concession may be terminated. Similarly, as of the 6th year, the failure to meet such targets will be deemed a violation by concessionaire and shall imply in the filing of a termination process, taking into account as follows: (i) quality of service efficiency: if non-compliance lasts for three consecutive years; or (ii) economic and financial efficiency: In case of non-compliance for two consecutive years.

Onerous Contracts

Eletrobras was a party to several agreements for the purchase and sale of energy regarding the concessions which would end between the years 2015 and 2017. Upon the enactment of Law No. 12,783/2013, several of these agreements became onerous for Eletrobras, given that were executed according to old tariff levels. Eletrobras expected that such contracts, based on the old tariff levels, would be profitable. However, based on the new reduced tariffs, contracts will result in additional losses for Eletrobras.

In 2014, Eletrobras reversed some provisions for losses on onerous contracts. For more information on the reversal of these provisions, see note 33 of Eletrobras’ 2014 consolidated financial statements.

In 2015, Eletrobras created and reversed some provisions for losses on onerous contracts. For more information on the reversal of these provisions, see note 34 of Eletrobras’ 2015 financial statements.

Generation Scaling Factor – GSF

Discussions on the financial effects on generators, members of the Energy Reallocation Mechanism - MRE resulting from the Generation Scaling Factor - GSF evolved over 2015.

There was a sector-wide debate on the effects and solutions to the GSF at administrative, regulatory, business, legislative and court levels. Law No. 13203/2015, from December 08, 2015 and ANEEL’s Normative Resolution No. 684/2015, from December 11, 2015, set all the criteria for approval and conditions for renegotiation of the hydrological risk and were the result of the processing of the Provisional Executive Order No. 688/2015 (which got 78 parliamentary amendments) and of the four phases of ANEEL’s Public Hearing No. 032/2015 (which received contributions from various agents).

It is noteworthy that, before the enactment of Law No. 13203/2015, the entire hydrological risk that could exist was assumed solely by the agents of hydraulic generation that are members of the MRE. So when GSF was less than 1.0, that is, when the total hydraulic generation verified for all MRE component plants was below the total Physical Energy Guarantee for this same group, the difference was shared among all hydraulic generators in the proportions of their physical energy guarantees. Depending on the engagement status of each hydraulic generator, it could be necessary to acquire the energy deficit in the spot market. From the entry into force of Law No. 13203/2015, generators were able to share the hydrologic risk with consumers, through the payment of the “risk premium”.

Eletrobras’ companies participated in the GSF debate, especially the discussions on the GSF for Itaipu (as per Decree No. 8401/2015), the public hearing held by the National Electric Energy Agency - ANEEL on the topic, the discussion of the companies and the Brazilian Association of Electric Power Generation Companies - ABRAGE and several meetings with the Ministry of Mines and Energy - MME and ABRAGE. Besides, the companies also contributed to the taking of this issue to court, by filing some lawsuits in order to make sure that a limit would be applied to GSF and to avoid any effect of the default apportionment in the Electricity Trading Chamber - CCEE.

The evaluation of the products available within the scope of the renegotiation of the hydrological risk, such as listed in Resolution No. 684/2015, took into account the following aspects: plant marketing profile for regulated (ACR) and free (ACL) markets, hedging strategy, agreement termination estimates, energy simulations, study on the Economic and Financial Viability (VPL per product type), accounting impact analysis, duration of concession agreements, cost of risk premium, legal analysis, additional risks of buying Power Reserve, projections of Net Differences Price (PLD) and allocation of secondary energy, among others.

The final situation of Eletrobras, in relation to the renegotiation of the hydrological risk of its own assets, is as follows (Tables I and II):

Table I: Summary of Renegotiation by Eletrobras’ Companies – Own Assets
Company	ACR Renegotiation	ACL Renegotiation
Furnas[1]	YES	NO
Eletrosul[2]	YES	NO
Eletronorte[3]	YES	NO
Chesf[4]	NO	NO
Amazonas Energia GT5	YES	NO

[1] UHEs Serra da Mesa, Mascarenhas de Moraes, Itumbiara, Manso, Simplício and Batalha.

[2] UHEs Passo São João, São Domingos and PCHs Barra do Rio Chapéu and João Borges (PCHs are not subject to ACR or ACL).

[3] UHE Tucuruí.

[4] UHE Sobradinho.

[5] UHE Balbina.

In Table II, Eletrobras can see the renegotiated amounts of hydrological risks and the characteristics of the chosen products.

Table II: Summary of Renegotiation per Plant – Eletrosul, Furnas, Eletronorte and Amazonas Energia GT (Own Assets)
Company	Plant	Amount to Renegotiate (average MW)	Renegotiation Product[1]	Unit Risk Premium (R$ /MWh)	Result to be refunded regarding the renegotiation effects in 2015 (R$ /MWh)	Postponement of the Premium Payment as of January 2016 for 2015 refund
Furnas	UHE Serra da Mesa	644	SP100	9.5	33.55	4 years and 6 months
	UHE Mascarenhas de Moraes	269	SP100	9.5	33.55	4 years and 6 months
	UHE Itumbiara	230	SP100	9.5	33.55	4 years and 6 months
	UHE Manso	90	SP100	9.5	33.55	4 years and 6 months
	UHE Simplício	187	SP100	9.5	33.55	4 years and 6 months
	UHE Batalha	47	SP100	9.5	33.55	4 years and 6 months
Eletrosul	UHE Passo São João	37	SP92	2.5	18.26	13 years and 3 months
	UHE São Domingos	36	SP92	2.5	18.26	13 years and 3 months
Eletronorte	UHE Tucuruí²	1063 (2016)	SP100	9.5	33.55	4 years and 6 months
		280 (2017-2019)
Amazonas Energia GT	UHE Balbina	132	SP100	9.5	33.55	4 years and 6 months

¹ In short, the SP products are those in which the generator gives up on the possibility to market secondary energy. The index, which ranges from “100” to “89”, refers to the level of protection for which generator wants to pay. The “SP100” product protects the generator for any GSF value, i.e. “from 100%” (downwards), the generator is not at risk. For this characteristic - full protection against the effects of GSF – it is one of the most expensive products offered by ANEEL. The product “SP92”, in turn, protects the generator from a GSF 0.92 or less, i.e., the generator accepts to cover for up to 8% of GSF. Thus, this product is relatively less expensive than “SP100”. Another difference between them is that the amount to be reimbursed by the related exposure to the effects of renegotiation in 2015 (R$ /MWh) is higher in the SP100 product, as can be seen in the table below.

² Terminations in ACR as of 2017.

With respect to SPEs, Eletrobras’ companies participated in the discussions within the consortia that stood before the options presented by ANEEL as set forth below:

GSF Renegotiation – Specific Purpose Entities
SPE	Eletrobras’ companies	Plant	ACR Renegotiation	ACL Renegotiation	ACR Product Renegotiated
Energética Águas de Pedra	Eletronorte/Chesf	UHE Dardanelos	Yes	No	SP90
ESBR*	Chesf/ Eletrosul	UHE Jirau	n/a	n/a	SP90
Baguari Energia	Furnas	UHE Baguari	Yes	No	SP97
Teles Pires Participações S/A	Furnas/Eletrosul	UHE Teles Pires	No	No	Not Applicable
Enerpeixe S/A	Furnas	UHE Peixe Angical	Yes	No	Aneel did not approve
Chapecoense	Furnas	UHE Foz do Chapecó	Yes	No	SP100
Retiro Baixo	Furnas	UHE Retiro Baixo	Yes	No	SP97
Santo Antônio Energia**	Furnas	UHE Santo Antônio	Yes	No	SP93
Serra do Facão Energia	Furnas	UHE Serra do Facão	Yes	No	SP100
Cia Energética Cruzeiro do Sul	Eletrosul	UHE Mauá	Yes	No	SP92

* UHE Jirau: The above table refers to the portion of the Auction 002/2011 (A-3). The renegotiation of the portion related to the Auction 05/2008 was for product SP92.

** UHE Santo Antônio: Requested the renegotiation conditioned to the acceptance by Aneel regarding the payment in installments at CCEE, but Aneel did not respond.

Expectations are that the renegotiation of the hydrologic risk will reduce the negative financial effects for companies in low hydrology scenario (such as those seen in 2014 and 2015), as part of the risk will be transferred to consumers through the payment of a premium risk by the company for each protection group.

In addition, the renegotiation retroactivity to January 2015 was an important factor for the companies controlled by Eletrobras when making their decisions.

The non-acceptance by Chesf is related to the allocation specificities and to the transfer of much of the hydrological risk of UHE Sobradinho to electricity-intensive consumers as per Law No. 13182/2015, which allowed the renewal of the concession agreement for this plant in different terms than those established by Law 12.783/2013, not being subject, at least in part, to the quota regime.

Regarding the energy sold in the ACL, § 4 of Article 1 of Law No. 13203/2015 provides that “the portion of the hydrologic risk related to energy not purchased in the Regulated Market will be renegotiated through the assumption by generation agents of at least 5% (five percent) of the energy in rights and obligations linked to the energy reserve pursuant to art. 2 of Law No. 10848, from March 15, 2004”, as per the conditions defined by its sections I and II.

Thus, the technical teams of the Eletrobras’ companies, after examining the Normative Resolution No. 684/2015, Law No. 13203/2015 and the specificities of each of its plants, and considering the level of uncertainty involved, such as, for example, the conditions in which reserve energy auctions provided for therein shall take place, decided not to renegotiate the hydrological risk of their plants based on the amounts traded at ACL, since the renegotiation price was too high. This decision is in line with what the vast majority of the market generating agents chose for ACL.

For more details about on the perceived impacts on Eletrobras’ revenue related to GSF, please see note 15 of the annual financial statements of Eletrobras for the year ended December 31, 2015.

Investment in CELG-D

On September 26, 2014, its shareholders approved the acquisition of a 50.9% interest in CELG-D Distribuição S.A. – Celg-D. This transaction closed on January 27, 2015 when Eletrobras disbursed R$ 59.5 million in respect of the acquisition. Accordingly, the balance sheet of CELG-D is fully consolidated into Eletrobras Financial Statements since October 1, 2014.

On December 28, 2015, Eletrobras’ shareholders, gathered at the 164th Extraordinary General Meeting of Eletrobras, approved the extension of the concession of the power distribution service by CELG-D as well as the sale of the equity interest held by Eletrobras in Celg- D. Thus, CELG-D is presented, as of December 28, 2015, in an unconsolidated matter in the financial statements of Eletrobras for the year ended December 31, 2015. Thus, the balances of CELG-D indicated in the consolidated balance sheet of Eletrobras for the year ended December 31, 2015, are presented as assets held for sale. In the cash flow statements and consolidated income statements, in turn, the figures for CELG-D, until December 28, 2015, when the measures for the sale of the equity interest held by Eletrobras were approved, were kept in their respective line items.

Electricity Market

In 2015, consumption of electricity in Brazil fell by 2.1% when compared to 2014. The main drivers of this decrease were the industrial and residential sectors. The largest drop was seen in the industrial sector, 5.3% over 2014. Throughout 2015, the industry class consumption showed monthly declines, intensifying in the second half (7.7% reduction in the last quarter, the biggest of the year). Moreover, in 2015, 12 out of the 13 largest consumers of electricity in the industrial sector had negative results. The metallurgy, the industry that uses more energy in Brazil, led this scenario (-12.5%), followed by the automotive segment (-10.9%). The residential sector decreased by 0.7% when compared to 2014, due to the combination of certain factors, such as the adverse economic situation and the increase in the average price of electricity to consumer. Moreover, in 2015, the expansion of residential consumer units (2.5% when compared to 2014) was below the historical average since 2004 (about 3.5%).

In 2014, electricity consumption registered an increase of 2.1% compared to 2013, higher than the growth of GDP in the period (0.1%). All consumer classes showed growth in electricity consumption, particularly residential and commercial consumers, which increased by 5.7% and 7.3%, respectively.

In 2013, industrial consumption increased, mainly due to increased levels of consumption in the Northeast and Southeast. The Mid-West region of Brazil showed the largest growth in industrial consumption, with growth rates of 11.6%.

Itaipu

Itaipu, one of the world’s largest hydroelectric plants, is jointly owned by Brazil and Paraguay and was established and is operated pursuant to a treaty between those countries.

Pursuant to the Itaipu treaty, Eletrobras is required to sell not only the 50.0% of electricity produced by Itaipu that, through Eletrobras’, Brazil owns, but also that part of Paraguay’s share of electricity not used by Paraguay. As a result Eletrobras acts as a commercial agent of approximately 95.0% of the electricity produced by Itaipu. Articles 7 and 8 of Law no. 5,899 of July 5, 1973 set out the framework which distribution companies use to calculate the total amount of energy purchased from Itaipu.

While Itaipu produces a large amount of electricity, the Itaipu treaty requires that sales of Itaipu electricity be made on a non-profit basis, it means with no net effect on the Eletrobras’ results of operations.

In order to effect the “non-profit” requirement, profits from the sale of Itaipu electricity are credited in subsequent periods to residential and rural consumers of electricity through the Interconnected Power System through their electricity bills (thus reducing the Eletrobras’ revenues from electricity sales) and losses are taken into account by ANEEL in calculating tariffs for electricity in subsequent periods.

Pursuant to Law no. 11,480, dated May 30, 2007, Eletrobras was able to apply an “adjustment factor” to any financial contracts entered into between Eletrobras and Itaipu and any credit assignments entered into between Eletrobras and the Brazilian Federal Treasury prior to December 31, 2007. The aim of this “adjustment factor” was to offset the impact of the rate of inflation in the United States on the U.S. dollar payments. Accordingly, this “adjustment factor” measures the rate of inflation by reference to the consumer price index (CPI) and another index which tracks changes in industry prices. Law no. 11,480/2007 was repealed and Decree no. 6,265 of November 22, 2007 came into force determining that a rate equivalent to the previous “adjustment factor” is to be passed on to distribution companies on an annual basis. Eletrobras applies the adjustment factor to the entire Itaipu loan even though it is only responsible for 30% of the total amount.

For a further discussion of these changes in accounting treatment of Itaipu, see Notes 3.10, subsection IV to the consolidated financial statements of Eletrobras related to the year ended December 31, 2015.

Exchange Rate Variations

Fluctuations in the value of the real against the U.S. dollar, particularly devaluations and/or depreciations of the real, have had and will continue to have an effect on the results of operations of Eletrobras, and may have a significant impact on Company results, particularly the “Exchange Rate Variations” component. According to the Itaipu agreement, all revenues from Itaipu are denominated in U.S. dollars.

On December 31, 2015, Eletrobras had a positive exposure in dollars (more assets than liabilities), mainly because of its operations with Itaipu (Marketing and Loans/Financing).

In the Financial Statements of Eletrobras, the effects of the loans granted by Eletrobras to Itaipu, as a result of the exchange rate variation, are recorded directly in the financial result of Eletrobras. Assets and liabilities arising from transactions with Itaipu are stated in the balance sheet of Eletrobras respectively in the line item “Financial Assets”, under Current and Noncurrent. For more information on the impact of exchange rate variations on Eletrobras’ results, please see Note 18 of the annual financial statements for the fiscal year ended December 31, 2015.

Eletronorte

The subsidiary Eletronorte is engaged in, among other activities: a) studies, projects, construction, operation and maintenance of power plants, substations, transmission lines and associated telecommunications systems, distribution and sale of electric power and data, voice and image transmission and may import and export electricity and conclude business transactions arising from these activities; b) researches of interest for the energy sector related to the generation and transmission, as well as the studies on the use of reservoirs for multiple purposes; c) the provision of laboratory services, operation and maintenance of electric power generation and transmission systems, technical, operational and administrative support to companies providing the public electricity services; d) participating in technical-scientific and business organizations associations or at the regional, national or international levels, that are of interest to the electricity sector; e) establishing partnerships, with or without the allocation of funds, for the creation of consortia or the participation in companies, with or without power control, intended for the operation of the generation or transmission of electricity, under the concession or authorization regime.

Most of Eletronorte’s revenue comes from the supply of electricity and the availability of the transmission system operated by it. These operations are supported by electricity purchase and sale agreements and by the availability of the transmission system as well as by transactions carried out in the short term, through the Electric Energy Trading Chamber (CCEE) noting that one of the main sources of revenue of Eletronorte comes from the exploitation of the hydroelectric power plant Samuel - UHE Samuel, whose initial concession period elapsed in September 2009. On July 18, 2006, Eletronorte sent ANEEL a request for the extension of the concession period of UHE Samuel and the subsequent execution of a new concession agreement. On March 11, 2010, ANEEL granted an extension of the concession of UHE Samuel for 20 years.

In the fiscal year ended December 31, 2015, Eletronorte’s net operating revenue remained practically stable compared to the previous year, going from R$ 6.0 billion in the fiscal year ended December 31, 2014 to R$ 5.9 billion in 2015.

There are important long-term agreements for the supply of electricity to two of its main customers: the Consórcio de Alumínio do Maranhão – Alumar, composed by BHP Billiton, Alcoa and Alumínio Brasileiro S.A. – Albrás. Part of this long-term agreements revenue is associated with the payment of a premium linked to the international price of aluminum, quoted on the London Metal Exchange (LME), as a basic asset for purposes of defining the premium monthly values, which can be considered as a component of a hybrid (combined) agreement, which includes a non-derivative agreement that covers for it, so that the cash flow of the combined contract, in some circumstances, varies as if it was an isolated derivative.

Thus the premium is considered an embedded derivative because its pricing results from the price of aluminum which is defined in this case as the basic asset, also known as the underlying asset. The loss on derivative transactions for the year ended December 31, 2015 was of R$ 222 million, compared to a gain of R$ 375 million in the fiscal year ended December 31, 2014.

Regulated Distribution Tariffs

In the year ended December 31, 2015, 31.76% of the Eletrobras’ net revenues (prior to eliminations) were derived from the distribution of electricity. The distribution companies generally produce losses, which are likely to continue as the tariffs that may be charged by distribution companies are regulated and adjusted by ANEEL.

As of January 2015, energy bills are subject to a Tariff System of Flags. The green, yellow and red flags indicate whether the energy will cost more or less depending on the conditions of electricity generation. The electricity in Brazil is mainly generated by hydroelectric plants. To work, these plants depend on rainfall and water level in the reservoirs. When there is little water stored, power plants can be connected in order to save water in hydroelectric plant reservoirs. Thus, the generation cost increases, because these plants are powered by fuels such as natural gas, coal, fuel oil and diesel. On the other hand, when there is a lot of water stored, the plants do not need to be connected and the generation cost is lower.

Flags will be adopted considering the following criteria:

●	the green flag will be applied if power costs less than R$ 200/MWh, which means that the conditions are favorable for power generation and the rate will not be increased.

●	the yellow flag will be applied if the operation cost of the system corresponds to a range from R$ 200/MWh to R$ 350/MWh. This means that conditions are less favorable and rates will be increased.

●	the red flag will be applied if operation costs exceed R$ 350/MWh, which mean that generation conditions are more expensive. The rate will also be increased.

In summary, the flag system, which shall be applied starting in January, 2015, reflects the generation conditions and informs consumers of the option to decrease their consumption and reduce the final cost of power generation.

In 2015, the regulatory environment presented a number of uncertainties for the electricity distribution sector, due to the fact that the regulation of conditions on the extension of the distribution concessions only occurred in October 2015. This strongly affected the raising of funds for investment purposes. In addition, except for CELG-D, the renewal of other distributors of Eletrobras was removed from the agenda during the 164th Extraordinary General Meeting of Shareholders of Eletrobras, held on December 28, 2015, at the request of the representative of the Federal Government, in order to better review the issue and the model to be adopted in case of a decision in favor of the extension of the distribution concessions. As such, the subsidiaries Cepisa, Ceal, Eletroacre, Ceron, Boa Vista, Amazonas Energia requested, on December 28, 2015, an extension of the deadline for the execution of the respective amendment, in accordance with Provisional Executive Order no. 706, from December 28, 2015, which granted those distributors 210 days, as of that date, to sign the amendments.

Fixed Transmission Revenues

Unlike revenues from the distribution and generation segments, revenues from the transmission segment are fixed by the Brazilian Government. This applies to all electricity companies with transmission operations in Brazil. As a result of the fact that the transmission revenue fee is fixed, revenues from the transmission segment do not increase or decrease based on the amount of electricity transmitted. The Brazilian Government sets a fixed transmission revenue fee each year that end consumers must pay and this is passed on to Eletrobras and recorded as revenues from its transmission segment.

Impairment

Impairment is the accounting tool used to adjust the value of a given asset to its real economic return capacity. Impairment is applied to fixed assets, indefinite lived assets (goodwill), assets available for sale and investments in discontinued operations.

In the case of Eletrobras, the estimated recoverable amount of its long-lived assets is based on the “value in use” of each asset as there is no market capable of absorbing the infrastructure acquired by Eletrobras and related to the operation of the projects regarding the concession that it holds. The value in use is determined based on the present value of estimated future cash flows.

Amounts assigned to assumptions represent the evaluation of Eletrobras’ management of future trends in the electricity sector and are based both on external sources of information and historical data. The cash flow was projected based on the results of operation and projections of Eletrobras until the end of the concession. When the need for the creation of a provision for impairment of long-lived assets is identified, this provision is recognized under Operating allowances.

In 2015, due to the creation of various provisions for impairment and, above all, due to the recognition of a provision for impairment in respect to thermonuclear plant Angra 3, which caused a reduction in the corresponding fixed assets, the impact on Company’s results was material. On December 31st, 2015, the accumulated value of “impairment” regarding the Angra 3 plant in fixed assets was R$ 6.1 billion, compared to R$ 1.1 billion on December 31, 2014. For more details about the impact of the impairment on the Eletrobras’ results, please see note 20 of the annual financial statements for the year ended December 31, 2015.

Income Statements

Fiscal year ended on December 31, 2015 compared to the fiscal year ended on December 31, 2014

Centrais Elétricas Brasileiras S.A. – Eletrobras

Income Statement - IRFS and BR GAAP

(in thousand Reais)	Fiscal Year ended on December 31st,
					2015 x	2015 x
	2015	AV%	2014	AV%	2014 (%)	2014 (R$)
OPERATING INCOME

Generation
Supply	12,310,243	37.77%	12,175,362	40.40%	1.11%	134,881
Provision	3,571,809	10.96%	3,317,103	11.01%	7.68%	254,706
CCEE	1,811,552	5.56%	3,817,976	12.67%	-52.55%	-2,006,424
Income from operation and maintenance - renewed lines	1,882,637	5.78%	1,803,127	5.98%	4.41%	79,510
Income from construction	148,403	0.46%	240,040	0.80%	-38.18%	-91,637
Transfer Itaipu	234,425	0.72%	-97,740	-0.32%	-339.85%	332,165

	19,959,069	61.25%	21,255,868	70.53%	-6.10%	-1,296,799

Transmission
Income from operation and maintenance	2,695,611	8.27%	2,201,268	7.30%	22.46%	494,343
Income from construction - renewed lines	2,077,616	6.38%	1,786,195	5.93%	16.32%	291,421
Financial - Return on Investment	838,087	2.57%	714,409	2.37%	17.31%	123,678

	5,611,314	17.22%	4,701,872	15.60%	19.34%	909,442

Distribution
Provision	14,835,424	45.52%	7,310,337	24.26%	102.94%	7,525,087
Income from construction	1,011,518	3.10%	873,413	2.90%	15.81%	138,105
CVA and other financial components	324,120	0.99%	38,477	0.13%	742.37%	285,643

	16,171,062	49.62%	8,222,227	27.28%	96.67%	7,948,835

Other Revenues (net of exclusions)	1,484,431	4.56%	1,339,294	4.44%	10.84%	145,137

(-) Deduction to Operating Revenue
(-) Regulatory Fees	-2,313,660	-7.10%	-1,005,014	-3.33%	130.21%	-1,308,646
(-) ICMS	-3,877,677	-11.90%	-1,683,781	-5.59%	130.30%	-2,193,896
(-) PASEP and COFINS	-4,108,891	-12.61%	-2,685,562	-8.91%	53.00%	-1,423,329
(-) Other Deductions	-336,810	-1.03%	-7,097	-0.02%	4645.81%	-329,713
	-10,637,038	-32.64%	-5,381,454	-17.86%	97.66%	-5,255,584

Net Operating Revenue	32,588,838	100.00%	30,137,807	100.00%	8.13%	2,451,031

OPERATING COSTS

Energy purchased for resale	-10,766,227	-33.04%	-10,424,699	-34.59%	3.28%	-341,528
Fees on the use of the electricity grid	-1,737,959	-5.33%	-1,523,379	-5.05%	14.09%	-214,580
Fuel to produce electricity	-1,249,836	-3.84%	-1,479,633	-4.91%	-15.53%	229,797
Construction	-3,237,537	-9.93%	-2,899,648	-9.62%	11.65%	-337,889
	-16,991,559	-52.14%	-16,327,359	-54.18%	4.07%	-664,200

GROSS INCOME	15,597,279	47.86%	13,810,448	45.82%	12.94%	1,786,831

OPERATING EXPENSES
Personnel, Material and Services	-9,495,417	-29.14%	-8,485,373	-28.16%	11.90%	-1,010,044
Compensation and indemnity	-348,874	-1.07%	-386,824	-1.28%	-9.81%	37,950
Depreciation	-1,417,856	-4.35%	-1,387,034	-4.60%	2.22%	-30,822
Amortization	-424,744	-1.30%	-390,262	-1.29%	8.84%	-34,482
Donations and contributions	-215,116	-0.66%	-251,415	-0.83%	-14.44%	36,299
Operating allowances/reversions	-14,639,285	-44.92%	-1,754,660	-5.82%	734.31%	-12,884,625
Staff adjustment plan	0	0.00%	-219,299	-0.73%	-1	n/a

Others	-2,131,954	-6.54%	-1,675,350	-5.56%	27.25%	-456,604

	-28,673,246	-87.98%	-14,550,217	-48.28%	97.06%	-14,123,029
OPERATING INCOME BEFORE FINANCIAL RESULTS	-13,075,967	-40.12%	-739,769	-2.45%	1667.57%	-12,336,198

FINANCIAL RESULTS
Financial Revenues
Income from interests, commissions and fees	1,128,406	3.46%	1,071,107	3.55%	5.35%	57,299
Revenues from financial investments	1,122,643	3.44%	1,020,654	3.39%	9.99%	101,989
Moratorium add on electricity	709,404	2.18%	323,300	1.07%	119.43%	386,104
Active inflation adjustments	3,765,236	11.55%	346,141	1.15%	987.78%	3,419,095
Active exchange rate variations	10,251,948	31.46%	295,553	0.98%	3368.73%	9,956,395
Compensation from Indemnities – Law no. 12.783/13	115,407	0.35%	1,018,952	3.38%	-88.67%	-903,545
Regulatory assets update	229,608	0.70%	0	0.00%	n/a	n/a
Gains with derivatives	0	0.00%	382,614	1.27%	-100.00%	-382,614
Other financial revenues	629,589	1.93%	747,433	2.48%	-15.77%	-117,844

Financial Expenses
Liabilities charges	-6,340,459	-19.46%	-3,448,734	-11.44%	83.85%	-2,891,725
Leasing charges	-273,391	-0.84%	-279,716	-0.93%	-2.26%	6,325
Charges on funds from shareholders	-40,511	-0.12%	-87,047	-0.29%	-53.46%	46,536
Passive inflation adjustments	-1,362,380	-4.18%	0	0.00%	n/a	n/a
Passive exchange rate variations	-10,219,318	-31.36%	0	0.00%	n/a	n/a
Regulatory liabilities update	-130,502	-0.40%	0	0.00%	n/a	n/a
Losses with derivatives	-221,666	-0.68%	0	0.00%	n/a	n/a
Other financial expenses	-1,063,039	-3.26%	-695,632	-2.31%	52.82%	-367,407

	-1,699,025	-5.21%	694,625	2.30%	-344.60%	-2,393,650

INCOME BEFORE EQUITY	-14,774,992	-45.34%	-45,144	-0.15%	32628.58%	-14,729,848

RESULTS OF EQUITY	531,446	1.63%	-1,216,840	-4.04%	-143.67%	1,748,286

RESULTS OF OPERATION BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	-14,243,546	-43.71%	-1,261,984	-4.19%	1028.66%	-12,981,562

Current Income Tax and Social Contribution	-546,812	-1.68%	-82,483	-0.27%	562.94%	-464,329

Deferred Income Tax and Social Contribution	-163,300	-0.50%	-1,618,035	-5.37%	-89.91%	1,454,735

	-710,112	-2.18%	-1,700,518	-5.64%	-58.24%	990,406

NET PROFITS (LOSSES) FOR THE PERIOD	-14,953,658	-45.89%	-2,962,502	-9.83%	404.76%	-11,991,156

PORTION ALLOCATED TO CONTROLLERS	-14,441,607	-44.31%	-3,031,055	-10.06%	376.45%	-11,410,552
PORTION ALLOCATED TO NON CONTROLLERS	-512,051	-1.57%	68,553	0.23%	-846.94%	-580,604

NET LOSS PER SHARE - R$	(10,67665)		(2.24085)

Comparison of results for the fiscal years ended on December 31, 2015 and on December 31, 2014:

The following table sets forth the operating revenues and expenses of Eletrobras (as a percentage of net operating revenue):

	Fiscal Year ended on December 31st,
	2015	2014
Revenues
Generation	61.25%	70.53%
Transmission	17.22%	15.60%
Distribution	49.62%	27.28%
Other operating revenues	4.56%	4.44%
Taxes on revenues	(32.64)%	(17.86)%
Net operating income	100.0%	100.0%
Expenses
Operating costs	(52.14)%	(54.18)%
Operating expenses	(87.98)%	(48.28)%
Financial Result	(5.21)%	2.30%
Income from equity	(1.63)%	(0.15)%
Income Tax	(2.18)%	(5.64)%

Net profit	(45.89)%	(9.83)%

Consolidated Results

This section is an overview of its consolidated results of operations, net of inter-segment eliminations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues

Net operating revenues increased by R$ 2,451 million, or 8.13%, corresponding to R$ 32,589 million in 2015, compared to R$ 30,138 million in 2014. This increase was largely due to:

●

an increase of R$ 3,688million, or 55.34%, in its distribution operating revenues corresponding to R$ 10,352 million in 2015, compared to R$ 6,664 million in 2014, especially because of the consolidation of Celg-D results into Eletrobras results in 2015, compared to 2014, when Celg-D results were consolidated only for the last quarter that year.

●

an increase of R$ 686 million, or 13.80%, in its transmission operating revenues from R$ 4,979 million in 2014 to R$ 5,665 million in 2015, due to (i) a 22.5% increase in operation and maintenance revenue, and (ii) a 17.3% increase in tariffs and permitted annual revenue. These increases result from the annual tariff review, which was positively influenced by 9a) an inflation increase, as measured by the IPCA, corresponding to 10.67% in 2015, and (b) beginning of operations of 503 km of new transmission lines.

This growth was partially offset by a decrease of 8.47%, or R$ 1,687 million, in generation revenues, going from R$ 19,929 million in 2014 to R$ 18,242 million in 2015, due mainly to (i) the reduction in energy sales revenue in the free environment; and (ii) the scheduled interruption of operations of Angra 2 by Eletronuclear in October 2015, and (iii) interruptions in the Candiota III power plant, from CGTEE, which resulted in the production of less energy and in penalties due to the generation of less energy than the minimum required.

Operating Costs and Expenses

Operating costs and expenses presented a R$14,787 million increase, or 47.89%, corresponding to R$45,665 million in 2015, compared to R$30,878 million in 2014.

This increase was caused, especially, because of:

●

an increase of R$ 12,777 million, or 686.34%, in Operating Allowances, going from R$ 1,862 million in 2014 to R$ 14,639 million in 2015, due to (i) the recognition of impairments for R$ 5,991 million, of which R$ 4,973 million are related to the plant Angra 3, because of (a) the date of review of that plant’s operation and (b) the variation in the discount rate used to perform the asset impairment test as a result of changes in Brazilian macroeconomic conditions; (ii) the provision for contingencies in the amount of R$ 7,084 million, mainly for compulsory loan lawsuits, in the amount of R$ 5,283 million, and for Chesf-related lawsuits; and (iii) the consolidation of CELG-D’s results in Eletrobras’ results in 2015, compared to a fourth quarter consolidation in 2014.

●

An increase of R$ 1,010 million, or 11.90% in expenses with personnel, corresponding to R$ 9,495 million in 2015, compared to R$ 8,485 million in 2014, due to (i) increases in employees’ salaries as a result of the negotiation on the 2015 collective bargaining agreement, and (ii) the increase in the number of employees resulting from the acquisition of CELG-D in September 2014;

●

an increase of 3.28% in electricity purchased for resale, going from R$ 10,425 million in 2014 to R$ 10,766 million in 2015, due to an increased volume of purchased energy, resulting from the consolidation of CELG-D’s results in Eletrobras’ results in 2015, compared to a fourth quarter consolidation in 2014. Excluding electricity costs purchased for resale by CELG-D, the value of the item went from R$ 7,820 million in 2014 to R$ 8,378 million in 2015 mainly due to (i) the reduction in provisions for bad debts, and (ii) the improvement of hydrological conditions in 2015

This increase was partially offset by a decrease of R$ 230 million in expenses with fuel for electricity production, going from R$ 1,480 million in 2014 to R$ 1,250 million in 2015, primarily due to a decrease in power generation by thermal power plants in 2015, as a result of improved hydrological conditions.

Financial Results

The net financial result amounted to expenses of R$ 1,699 million in 2015, compared to R$ 695 million revenues in 2014. The increase in expenses resulted primarily from:

●

An increase of R$ 2.975 billion, or 88.42% in debt charges, going from R$ 3,365 million in 2014 to R$ 6,340 million in 2015, mainly due to (i) the increase in the Selic rate, from 11.75% on December 31, 2014 to 14.15% on December 31, 2015, and (ii) a depreciation of approximately 45% of the Real against the US dollar in 2015; and

●

A reduction of R$ 1,092 million, or 107.21%, in compensation from indemnities (Law No. 12,783/13), going from an income of R$ 1,019 million in 2014 to an expense of R$ 73 million in 2015 due to the refund to the CDE Account of the compensation amounts received in excess.

This reduction in the net financial income was partially offset by a net increase of R$ 2,057 million, or 594.18% in the revenues from inflation adjustments, which went from R$ 346 million in 2014 to R$ 2,402 million in 2015 given the significant positive variation of the IPCA and IGP-M in 2015, as to know, the main indices for loans granted by Eletrobras.

Results from Equity (losses or profits)

The result from equity increased R$ 1,748 million, or 143.67%, going from a loss of R$ 1,216 million in 2014 to a profit of R$ 531 million in 2015, caused mainly by the high negative result, in 2014, of SPE Madeira Energia (the hydroelectric plant of Santo Antonio), a company in which Eletrobras holds a stake accounted for by the equity equivalence method. Madeira Energia amounted to an income of R$ 7 million in 2015, compared to an expense of R$ 861 million in 2014. In addition, CEEE-GT represented R$ 14 million in revenue in 2015, compared to an expense of R$ 91 million in 2014 and CEEE-D, which corresponded to an expense of R$ 145 million in 2014, represented an expense of R$ 10 million in 2015.

Income Tax and Social Contribution

The amounts corresponding to income and social contribution taxes decreased by R$ 990 million, or 58.24%, corresponding to an expense of R$ 1,701 million in 2014, as compared to an expense of R$ 710 million in 2015. The decrease was caused mainly by (i) the increase of Eletrobras’ losses in 2015 and (ii) the write-off of certain tax credits from Chesf and Furnas in 2014.

Net Losses

As a result of the factors discussed above, Eletrobras’ consolidated net loss in 2015 showed an increase of R$ 11,991 million, or 404.76%, going from R$ 2,963 million in 2014 to R$ 14,954 million in 2015.

Results from Generation

Net Operating Income

Net operating revenues for the generation segment decreased by R$ 1,580 million, or 7.97%, ranging from R$ 19,822 million in 2014 to R$ 18,242 million in 2015 due to the factors described below.

Sale of Electricity

The sale of electricity was reduced by R$ 1,153 million, or 6.81%, totaling R$ 15,772 million in 2015, in comparison with R$ 16,925 million in 2014. This decrease was primarily due to (i) the reduction in energy sales revenue in the free environment; and (ii) the scheduled interruption of operations of Angra 2 by Eletronuclear in October 2015, and (iii) interruptions in the Candiota III power plant, from CGTEE, which resulted in the production of less energy and in penalties due to the generation of less energy than the minimum required.

Regulatory Charges on Revenues

Regulatory charges on revenues decreased R$ 100 million, or 13.26%, going from R$ 754 million in 2014 to R$ 654 million in 2015, due to the reduction in the operating income.

Operating Expenses

Operating expenses for the generation segment showed an increase of R$ 7,906 million, or 50.76%, totaling R$ 23,799 million in 2015 compared to R$ 15,786 million in 2014. The main components of this increase were:

●

An increase of R$ 9,155 million, or 687.31%, in Operating Allowances, which went from a R$ 1,332 million revenue in 2014 to an expense of R$ 7,823 million in 2015, mainly due to (i) the recognition of impairments worth R$ 5,991 million, of which R$ 4,973 million are related to the plant Angra 3, because of (a) the date of review of that plant’s entry into operation and (b) the variation in the discount rate used to perform the asset impairment test as a result of changes in Brazilian macroeconomic conditions; and (ii) the onerous contracts, corresponding to an expense of R$ 187 million in 2015 compared to an income of R$ 1,751 million in 2014, due to reversions made by Chesf with respect to the plants Itaparica and Camaçari and by Energia Sustentável do Brasil S.A. with respect to the Jirau plant.

●

An increase in other operating expenses in the amount of R$ 277 million, or 41.84%, going from R$ 662 million in 2014 to R$ 939 million in 2015, mainly because of (i) the increase seen in leases and rents in the value of R$ 87 million in 2015, in line with the increase in inflation measured by IPCA, and (ii) an increase of R$ 59 million in unrecoverable losses.

This increase was partially offset by:

●

A reduction of R$ 1,129 million, or 14.90%, in electricity purchased for resale, going from R$ 7,577 million in 2014 to R$ 6,448 million in 2015, due to the reduction in the volume of energy sold on the free market.

●

A reduction of R$ 270 million, or 18.22% in fuel for energy production, which went from R$ 1,480 million in 2014 to R$ 1,210 million in 2015, due to the lower generation activity in thermal power plants as a result of the improvement of the hydrological conditions in 2015.

Income Tax and Social Contribution

The amounts corresponding to income and social contribution taxes decreased by R$ 3,872 million, going from 3,999 million in 2014 to R$ 127 million in 2015. The decrease was caused mainly by (i) the increase of Eletrobras’ losses in 2015 and (ii) the write-off of certain tax credits from Chesf and Furnas in 2014.

Results from Transmission

Net Operating Income

Net operating revenues for the transmission segment increased by R$ 687 million, or 13.80%, totaling R$ 5,665 million in 2015, compared to R$ 4,978 million in 2014, due to the factors listed below.

Operation and Maintenance

Revenues from operation and maintenance of assets showed an increase of R$ 516 million, or 19.85%, as to know R$ 3,116 million in 2015, compared to R$ 2,600 million in 2014, mainly due to (i) income from investments made to improve Eletrobras’ the transmission system, (ii) the entry into operation of new lines, and (iii) the annual tariff adjustment over the value of the permitted annual revenue.

Regulatory Charges on Revenues

Regulatory charges on revenues increased by R$ 4 million, or 2.84%, going from R$ 157 million in 2014 to R$ 161 million in 2015, due to the income increase in 2015.

Return rate update

Amounts related to the update rate of return increased by R$ 124 million, or 17.37%, going from R$ 714 million in 2014 to R$ 838 million in 2015, due to a 17.3% increase in the annual revenue allowed, aligned to IPCA.

Operating Expenses

Operating expenses for the transmission segment showed an increase of R$ 2,559 million, or 54.41%, corresponding to R$ 7,262 million in 2015, in comparison to R$ 4,703 million in 2014.

The main components of this increase were:

●

An increase of R$ 1,683 million, or 7718.05% in Operating Allowances, which went from R$ 22 million in revenue in 2014 to an expense of R$ 1,683 million in 2015, mainly due to (i) the enactment of ANEEL’ rules in 2014 that allowed Eletrobras’ transmission companies to create new financial assets, and (ii) the onerous contracts of Chesf and Furnas.

●

An increase of 10.36%, or R$ 286 million, in expenses with personnel, going from R$ 2,760 million in 2014 to R$ 3,046 million in 2015, due to the increase of salaries of employees, in line with the variation in inflation.

●

An increase of R$ 292 million, or 16.35%, in construction expenses, going from R$ 1,786 million in 2014 to R$ 2,078 million in 2015, due to the increase of investments in the transmission segment, resulting in the entry into operation of 503km of new transmission lines.

●

An increase of R$ 274 million, or 253.70%, in other expenses, going from an expense of R$ 108 million in 2014 to an expense of R$ 382 million in 2015, due to the elimination of the accounting effects of operations carried out by two subsidiaries of Eletrobras.

Income Tax and Social Contribution

Income and social contribution tax credits decreased by approximately R$ 2,241 million, going from R$ 2,518 million in 2014 to R$ 277 million in 2015. The decrease was primarily caused by tax credit write-off recorded in 2014, without any offsetting entry in 2015.

Results from Distribution

Net Operating Income

Net operating revenues for the distribution segment increased by R$ 3,688 million, or 55.34%, totaling R$ 10,352 million in 2015, compared to R$ 6,664 million in 2014. This increase was mainly due to the increase in revenues from electricity supply, amounting to R$ 7,525 million, or 102.94%, corresponding to R$ 14,835 million in 2015, compared to R$ 7,310 million in 2014.

Income taxes

The amount of taxes on income increased by R$ 2,440 million, or 108.06%, going from R$ 2,258 million in 2014 to R$ 4,698 million in 2015, mainly due to the increase in realized revenues due to the consolidation of the results of CELG D to Eletrobras’ results in 2015, compared to a consolidation of such results only in the last quarter of 2014.

Regulatory Charges on Revenues

Regulatory charges on revenues increased by R$ 1,405 million, or 1510.75%, going from R$ 93 million in 2014 to R$ 1,498 million in 2015, due to the increase in revenue from Eletrobras’ distribution companies in 2015, substantially impacted by the consolidation of CELG-D’s results in 2015 compared to 2014, when CELG-D’ results were consolidated only in the last quarter of the year.

Operating Expenses

Operating expenses for the distribution segment showed an increase of R$ 3,813 million, or 59.05%, totaling R$ 10,270 million in 2015 compared to R$ 6,457 million in 2014.

The main components of this increase were:

●

An increase of R$ 626 million, or 42.99% in costs with personnel, which went from R$ 1,456 million in 2014 to R$ 2,082 million in 2015, due to the increase of staff following the acquisition of CELG-D and the increase of the salary of employees, consistent with the inflation variation as measured by IPCA.

●

An increase of R$ 1,927 million, or 52.10%, in electricity purchased for resale, totaling R$ 5,626 million in 2015, compared to R$ 3,699 million in 2014 from the acquisition of CELG-D and of the high costs of fuel purchase by Amazonas Energia Distribuição that buys oil for its generation and transmission activities.

●

An increase of R$ 887 million, or 149.58%, in operating allowances, which rose from a R$ 593 million revenue in 2014 to an expense of R$ 294 million in 2015, mainly due to the impairment of R$ 94 million and R$ 643 million increase in the provision for bad debts from consumers and resellers (PCLD), influenced mainly by the review of PCLD criteria at distributors, especially CELG-D;

Income Tax and Social Contribution

The amounts corresponding to income and social contribution taxes decreased by R$ 11 million, going from 22 million in 2014 to R$ 11 million in 2015. The decrease was caused mainly by the increase of Eletrobras’ losses in 2015.

Results from Management

Net Operating Income

Net operating revenue for the management segment increased by R$ 266 million, or 326.54%, totaling R$ 348 million in 2015, compared to R$ 82 million in 2014, mainly due to the acquisition of the transmission concession No. 10/2009 from Eletrosul by Eletrobras.

Operating Costs and Expenses

Operating costs and expenses for the management segment increased by R$ 5,745 million, or 94.58%, totaling R$ 11,819 million in 2015, compared to R$ 6,075 million in 2014. The main reason for the increase was an increase of R$ 5,593 million, or 120.54%, in operating allowances, going from R$ 4,640 million in 2014 to R$ 10,233 million in 2015, mainly due to an increase of R$ 4,307 million in provisions relating to claims on compulsory loans, which increased from R$ 4,307 million in 2014 to R$ 9,279 million in 2015, as well as other contingencies (a) in Amazonas Energia, which increased by R$ 1,929 million, going from R$ 415 million in 2014 to R$ 2,344 million in 2015, (b) Cepisa, which increased by R$ 601 million, as to R$ 563 million in 2015 compared to an income of R$ 38 million in 2014, and (c) CERON, which increased by R$ 645 million, an expense of R$ 457 million compared a revenue of R$ 189 million in 2014.

Results from Equity (losses or profits)

The result of the equity interests of the management segment showed a variation of R$ 5,822 million, or 2093.10%, ranging from a loss of R$ 278 million in 2014 to a loss of R$ 6,100 million in 2015, caused mainly by the increase in expenses (a) at Eletronuclear, amounting to R$ 3,792 million, as to know R$ 4,791 million in 2015 compared to R$ 999 million in 2014, and (b) Eletrosul, in the amount of R$ 948 million, going from a revenue of R$ 36 million in 2014 to an expense of R$ 948 million in 2015.

Financial Results

The financial results of the management segment increased R$ 1,496 million, or 60.71%, going from R$ 2,463 million in 2014 to R$ 3,959 million in 2015, mainly due to:

●

An increase of R$ 856 million, or 195.13%, in net exchange rate variations, which went from an income of R$ 439 million in 2014 to an income of R$ 1,295 million in 2015, due to the 45% depreciation of the real in comparison with the dollar in 2015.

●

An increase of R$ 612 million, or 90.56%, in income from financial investments, which rose from a R$ 676 million revenue in 2014 to an income of R$ 1,289 million in 2015, due to the increase in the SELIC, which went from 11,75% on December 31, 2014 to 14.15% on December 31, 2015.

●

An increase of R$ 597 million, or 24.77%, in income from loans and financing, which went from R$ 2,411 million in revenue in 2014 to an income of R$ 3,008 million in 2015, due to (i) the increase in the SELIC, which went from 11,75% on December 31, 2014 to 14.15% on December 31, 2015, and (ii) due to the 45% depreciation of the real in comparison with the dollar in 2015.

The increase in the financial results was partially offset by an increase of R$ 947 million, or 62.68% in debt charges, going from R$ 1,510 million in 2014 to R$ 2,457 million in 2015, mainly due to (i) (i) the increase in the SELIC, which went from 11,75% on December 31, 2014 to 14.15% on December 31, 2015, and (ii) due to the 45% depreciation of the real in comparison with the dollar in 2015.

Income Tax and Social Contribution

Expenses with income tax and social contribution in the management segment increased by R$ 629 million, or 259.72%, going from R$ 242 million in 2014 to R$ 871 million in 2015, mainly due to the fact that although the accounting losses increased significantly when compared to 2014, our expenses with income tax increased due to the fact that in 2014 we recognized a net loss and in 2015 we had a tax profit mainly due to the fact that a significant part of the financial expenses correspond to temporary and permanent differences that were considered on the basis for the calculation of the taxable income such as expenses with compulsory loan which increased from R$ 308 million in 2014 to R$ 5.7 billion in 2015, and expenses with equity equivalence which increased from R$ 278 million in 2014 to R$ 6,1 billion in 2015 resulting in increased expenses with income tax and deferred income tax, which increased from R$ 236 million in 2014 to R$ 480 million in 2015.

     Fiscal year ended on December 31, 2013 compared to the fiscal year ended on December 31, 2014

Centrais Elétricas Brasileiras S.A. – Eletrobras Income Statements - IFRS e BR GAAP
(Thousands of Reais)	Fiscal year ended December 31,
					2014 x
	2014	AV%	2013	AV%	2013
OPERATING REVENUES

Generation
Supply (sale) of Electric Energy	12,175,362	40.26%	8,066,674	33.84%	50.93%
Electric Energy Supply	3,317,103	10.97%	3,774,404	15.84%	-12.12%
Short Term Electric Energy	3,817,976	12.62%	2,395,732	10.05%	59.37%
Revenues from Operations and Maintenance of Renewed Lines	1,803,127	5.96%	2,198,235	9.22%	-17.97%
Revenues from Renewed Line Construction	240,040	0.79%	736,854	3.09%	-67.42%
Financial effect of Itaipu	(97,740)	-0.32%	67,961	0.29%	-243.82%
	21,255,868	70.28%	17,239,860	72.33%	23.29%
Transmission
Revenues of Operation and Maintenance from Renewed Lines	1,207,090	3.99%	2,037,399	8,55%	-40,75%
Revenues from Operation and Maintenance	994,178	3.29%	118,382	0.50%	739.81%
Construction Revenues	1,786,195	5.91%	1,797,324	7.54%	-0.62%
Financial - Return on Investment	714,409	2.36%	552,106	2.32%	29.40%
	4,701,872	15.55%	4,505,211	18.90%	4.37%
Distribution
Electric Energy Supply	7,310,337	24.17%	4,419,444	18.54%	65.41%
Construction Revenues	873,413	2.89%	1,013,684	4.25%	-13.84%
Supply	38,477	0.13%	0	0.00%	n/a
	8,222,227	27.19%	5,433,128	22.79%	51.34%

Other revenues	1,446,341	4.78%	1,008,200	4.23%	43.46%

	35,626,308	117.79%	28,186,399	118.25%	26.40%

(-) Deductions from Operating Revenues
(-) ICMS	(1,683,781)	-5.57%	(1,231,306)	-5.17%	36.75%
(-) PASEP and COFINS	(2,685,562)	-8.88%	(2,238,363)	-9.39%	19.98%
(-) Sector Charges	(1,005,014)	-3.32%	(870,490)	-3.65%	15.54%
(-) Other Deductions (including ISS)	(7,097)	-0.02%	(10,596)	-0.04%	-33.03%

	(5,381,454)	-17.79%	(4,350,755)	-18,25%	23.69%

Net Operating Revenue	30,244,854	100.00%	23,835,644	100.00%	26.89%

OPERATING COST

Energy purchased for resale	(10,424,699)	-34.47%	(5,515,206)	-23.14%	89.02%
Charges on use of electric network	(1,523,379)	-5.04%	(1,560,883)	-6.55%	-2.40%
Fuel for electricity production	(1,479,633)	-4.89%	(1,492,368)	-6.26%	-0.85%
Construction	(2,899,648)	-9.59%	(3,547,863)	-14.88%	-18.27%

	(16,327,359)	-53.98%	(12,110,694)	-50.81%	34.82%
EXPENDITURE OPERATING

Personnel, Material and Services	(8,485,373)	-28.06%	(9,244,586)	-38.78%	-8.21%
Remuneration and reimbursement	(386,824)	-1.28%	(405,809)	-1.70%	-4.68%
Depreciation	(1,387,034)	-4.59%	(1,296,375)	-5.44%	6.99%
Amortization	(390,262)	-1.29%	(215,955)	-0.91%	80.71%
Donations and contributions	(251,415)	-0.83%	(332,031)	-1.39%	-24.28%
Operating provisions	(1,861,707)	-6.16%	(3,258,205)	-13.67%	-42.86%
Adjustment plans of personnel	(219,299)	-0.73%	(256,860)	-1.08%	-14.62%

Others	(1,675,350)	-5.54%	(2,094,564)	-8.79%	-20.01%
(14,657,264)		-48.46%	(17,104,385)	-71.76%	-14.31%
OPERATING INCOME BEFORE THE FINANCIAL RESULT	(739.769)	-2,45%	(5,379,435)	-22.57%	-86.25%

FINANCIAL RESULTS
Financial Revenues
Interest income, commissions and fees	1,071,107	3.54%	1,146,055	4.81%	-6.54%
Revenue from financial investments	1,020,654	3.37%	556,469	2.33%	83.42%
Adding moratorium on electricity	323,300	1.07%	305,404	1.28%	5.86%
Restatement	346,141	1.14%	454,634	1.91%	-23.86%
Exchange rate changes	295,553	0.98%	539,059	2.26%	-45.17%
Payment of indemnities – Law n. 12.783/13	1,018,952	3.37%	441,024	1.85%	131.04%
Gains on derivatives	382,614	1.27%	-	0.00%	n/a
Other financial revenues	747,433	2.47%	269,666	1.13%	177.17%
Financial expenses
Debt charges	(3,365,085)	-11.13%	(2,031,402)	-8.52%	65.65%
Leasing charges	(279,716)	-0.92%	(269,032)	-1.13%	3.97%
Charges on shareholders’ funds	(87,047)	-0.29%	(189,967)	-0.80%	-54.18%
Losses on derivatives	-	0.00%	(238,938)	-1.00%	-100.00%
Other financial expenses	(779,281)	-2.58%	(606,287)	-2.54%	28.53%
694,625		2.30%	376,685	1.58%	84.40%

PROFIT BEFORE EQUITY INVESTMENTS	(45,144)	-0.15%	(5,002,750)	-20.99%	-99.10%
RESULTS OF EQUITY INVESTMENTS	(1,216,840)	-4.02%	177,768	0.75%	-784.51%

OPERATING RESULT BEFORE TAXES	(1,261,984)	-4.17%	(4,824,982)	-20.24%	-73.84%

Current Income Tax and Social Contribution	(14.727)	-0.05%	(60,424)	-0.25%	-75.63%
Deferred Income Tax and Social Contribution	(1,685,613)	-5.57%	(1,306,254)	-5.48%	29.04%

PROFIT (LOSS) FOR THE FISCAL YEAR	(2,962,502)	-9.80%	(6,191,660)	-25.98%	-52.15%

PORTION ATTRIBUTABLE TO THE CONTROLLING SHAREHOLDERS	(3,031,055)	-10.02%	(6,186,948)	-25.96%	-51.01%
PORTION ATTRIBUTABLE TO THE NON-CONTROLLING SHAREHOLDERS	68,553	0.23%	(4,712)	-0.02%	-1554.86%

NET LOSS PER SHARE	(R$ 2.24085)	0.00%	(R$ 4.57400)	0.00%	-51.01%

Comparison of results for the fiscal years ended on December 31, 2014 and on December 31, 2013:

Eletrobras’ management revised the calculation of the adjustment to present value of financial leases related to the assets of independent power producers, which have energy supply contract for the subsidiary Amazonas Energia, and identified inaccuracies to be corrected retrospectively, as required CPC 23 - Accounting Policies, Estimates and Errors changes. Thus, the figures for the years ended December 31, 2013 and January 1, 2013, presented for comparative purposes have been restated. Thus, for purposes of ensuring comparability, the figures for the year ended December 31, 2013 included in this item 10 were adjusted according to the above effects.

In addition, for better a presentation of its financial statements for the year ended on December 31, 2014, Eletrobras reclassified in certain items of the income statement, reflecting the comparative information for the year ended December 31, 2013. Due to this reclassification, Eletrobras began to show its direct costs in specific field in the income statement, thus compounding the gross profit. The effects of reclassification are disclosed in item 10.4 “b” below.

The following table shows our revenues and operating expenses as a percentage of net operating revenues:

	Year Ended on December 31,
	2014	2013
Revenues
Generation	70.3%	72.3%
Distribution	27.2%	22.8%
Transmission	15.6%	18.9%
Other operating revenues	4.8%	4.2%
Taxes on revenues	(14.5%)	(14.6)%
Regulatory charges on revenues	(3.3%)	(3.7)%
Net operating revenues	100.0%	100.0%

Expenses
Operating costs	(54.0%)	(50.8%)
Operating expenses	(48.5%)	(71.7)%
Financial results	2.3%	1.1%
Results of equity investments	(4.0%)	0.8%
Taxes on income	5.6%	5.7%
Net income	(9.8%)	(26.0)%

Consolidated Results

This section is an overview of our consolidated results of operations, net of inter-segment eliminations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues

Net operating revenues for each segment in 2014, as stated in note 37 of the financial statements for the fiscal year ended on December 31, 2014 increased by R$ 6,409 million, or 26.9%, from R$ 23,836 million in 2013 to R$ 30,245 million in 2014. This increase was largely due to:

●          an increase of R$ 3,241 million, or 19.4%, in our generation operating revenues from R$ 16,688 million in 2013 to R$ 19,929 million in 2014, due to an increase in the average price on the spot market. This increase was partially off-set by a 9.9% decrease in the volume of energy sales from 260.2 TWh in 2013 to 243.5 TWh in 2014 due to the fact that we produced less energy in 2014, as a result of the adverse hydrological conditions, which reduced production of our hydroelectric power plants.

●          an increase of R$ 2,165 million, or 48.1%, in our distribution operating revenues from R$ 4,499 million in 2013 to R$ 6,664 million in 2014, due to (i) an overall increase in the tariffs which ranged from -1.34% to 39.2%, as a result of ANEEL’s periodic tariff review, which last occurred in November of 2013; (ii) an increase of 24.8% in the volume of energy sold from 16.1 TWh in 2013 to 20.1 TWh in 2014; and (iii) the fact that we acquired CELG-D on September 26, 2014 and commenced consolidating its results into our income statement from October 1, 2014.

●          an increase of R$ 774 million, or 18.4%, in our transmission operating revenues from R$ 4,203 million in 2013 to R$ 4,979 million in 2014, due to (i) an increase in the volume of energy transmitted as further transmission lines become operational during 2014 (including Transmission Line Jardim - Penedo C1 with 110 Km; Transmission Line Extremoz II – C. Mirin II C1 and Transmission Line Bom Jesus da Lapa – Igaporã II with 115 Km, by Chesf), and (ii) an increase in the tariffs to line with inflation as measured by the IPCA, which increased from 5.9% for 12 month period ended December 31, 2013 to 6.5% for 12 month period ended December 31, 2014.

Operating Costs and Expenses

Operating costs and expenses for 2014 increased by 6.1% to R$ 30,985 million in 2014 compared to R$ 29,215 million in 2013.

The increase was largely due to:

●        electric energy purchased for resale increased by R$ 4,910 million, or 89%, from R$ 5,515 million in 2013 to R$ 10,425 million in 2014, due to an increase in the production of thermal energy as we needed to supplement hydroelectric generation with thermal generation as a result of adverse hydrological conditions in 2014;

●        depreciation and amortization increased by R$ 265 million, or 17.6%, from R$ 1,512 million in 2013 to R$ 1,777 million in 2014, due to (i) the incorporation of the further SPEs by Eletronorte and (ii) the fact that new assets, such as the “230 kV Transmission Line of 987 km: Porto Velho-Jauru” operated by Linha Verde Transmissora de Energia S.A. and the “500/±600 kV Conversion and Inversion Station 01” operated Estação Transmissora de Energia S.A. transmission lines, became operational.

The increase was partially off-set by:

●        operating provisions decreased by R$ 1,396 million, or 42.9%, from R$ 3,258 million in 2013 to R$ 1,862 million in 2014, due to (i) the fact that Amazonas Energia recorded an impairment in the amount of R$ 322 million in 2013, whilst it did not recognize any impairments in 2014; and (ii) the reversal of certain provisions for onerous contracts, largely in respect of Itaparica related to our subsidiary Chesf;

●        other expenses decreased by R$ 414 million, or 49.8%, from R$ 2,090 million in 2013 to R$ 1,675 million in 2014, largely due to a reduction in the amount of loan losses;

●        construction costs decreased by R$ 648 million, or 18.3%, from R$ 3,548 million in 2013 to R$ 2,900 million in 2014, due to the fact that we conducted most of our projects through SPEs to be incorporated following completion of the construction rather than constructing the relevant projects ourselves; and

●        payroll and related charges decreased by R$ 760 million, or 8.2%, from R$ 9,245 million in 2013 to R$ 8,485 million in 2014, due to a reduction in the overall payroll following the latest redundancy incentive plan. This decrease was partially off-set by (i) an increase in salaries following the 2014 collective bargaining agreement; and (ii) the addition of further employees as a result of our acquisition of CELG-D in September 2014.

Financial Income (Expenses), Net

Financial income (expenses), net presented an increase of R$ 318 million, or 84.4%, resulting in an income of R$ 695 million in 2014 compared to income of R$ 377 million in 2013. This increase was mainly due to

●        revenue from financial investments increased by R$ 465 million, or 83.6%, from R$ 556 million in 2013 to R$ 1,021 million in 2014, due the increase in the SELIC rate from 10.0% as of December 31, 2013 to 11.75% as of December 31, 2014, which increased our revenues from the fixed income securities issued by the Brazilian Federal Treasury we hold; and

●        remuneration for indemnification - Law 12,783 increased by R$ 578 million, from R$ 441 million in 2013 to R$ 1,019 million in 2014, due to the increase in the SELIC rate to which these indemnification payments are indexed.

This increase was partially off-set by decreases in:

●        revenue from interest, commissions and fees decreased by R$ 75 million, or 6.5%, from R$ 1,146 million in 2013 to R$ 1,071 million in 2014, due to the fact that we converted the debt owed to us by certain of our subsidiaries (particularly in the distribution segment) into shares of those subsidiaries.

Equity in profits and losses of associates

Equity in profit and losses of associates decreased by R$ 1,395 million from income of R$ 178 million in 2013 to a loss of R$ 1,216 million in 2014, largely due to (i) operational losses of R$ 461 million incurred by Energia Sustentável do Brasil, which operates HPU Jirau, during 2014; and (ii) operational losses incurred by Madeira Energia S.A.

Income Taxes

Income taxes and social contribution expense increased by R$ 334 million, or 24.4%, from R$ 1,367 million in 2013 to R$ 1,701 million in 2014, due to (i) the derecognition of deferred tax credits that we do not expect to be able to utilize due to the reduction in our profits; and (ii) net of the recognition of a tax credit in the amount of R$ 1,150 million by Eletronorte in 2014.

Net Loss

As a result of the factors discussed above, our net loss for 2014 decreased by R$ 3,229 million, or 52.2%, from R$ 6,192 million in 2013 to R$ 2,963 million in 2014.

Results of Generation Segment

Net Operating Revenues

Net operating revenues for the generation segment increased by R$ 3,240 million, or 19.4%, from R$ 16,688 million in 2013 to R$ 19,929 million in 2014, due to the factors set out below.

Electricity Sales

Electricity Sales increased by R$ 4,888 million, or 40.6%, from R$ 12,036 million in 2013 to R$ 16,925 million in 2014.

Taxes on Revenues

Taxes on Revenues increased by R$ 80 million, or 4.6%, from R$ 1,720 million in 2013 to R$ 1,800 million in 2014, due to our increased revenues.

Regulatory Charges on Revenues

Regulatory Charges on Revenues increased by R$ 89 million, or 13.4%, from R$ 665 million in 2013 to R$ 754 million in 2014, due to increased operational revenues.

Construction Revenue

Construction Revenue decreased by R$ 497 million, or 67.4%, from R$ 737 million in 2013 to R$ 240 in 2014, due to the fact that we conducted most of our projects through SPEs to be incorporated following completion of the construction rather than constructing the relevant projects ourselves.

Operating Costs and Expenses

Operating costs and expenses for the generation segment increased by R$ 2,445 million, or 18.2%, from R$ 13,448 million in 2013 to R$ 15,893 million in 2014.

The primary drivers of the increase in operating costs and expenses were:

●

electricity purchased for reselling increased by R$ 3,022 million, or 66.3%, from R$ 4,555 million in 2013 to R$ 7,577 million in 2014, due to the adverse hydrological conditions, which reduced the production of our hydroelectric power plants and required us to acquire electricity on the spot market in order to meet our contractual obligations; and

●

redundancy incentive plan increased by R$ 113 million, or 106.6%, from R$ 106 million in 2013 to an expense of R$ 219 million in 2014, due to the fact that Eletronuclear implemented its redundancy incentive plan in 2014 (as opposed to other subsidiaries which implemented their plans in 2013).

The increase was partially off-set by decreases in:

●

construction – generation decreased by R$ 497 million, or 67.4%, from R$ 737 million in 2013 to R$ 240 million in 2014, due the fact that we conducted most of our projects through SPEs to be incorporated following termination of the construction

●

operating provisions decreased by R$ 138 million, or 9.4%, from income of R$ 1,469 million in 2013 to income of R$ 1,331 million in 2014, due to the reversal of certain onerous contracts relating to Itaparica plant, Energia Sustentável do Brasil, Camaçari plant, Funil plant, Mauá- Klabin plant and Coaracy Nunes plant; and

●	other expenses decreased by R$ 185 million, or 21.8%, from R$ 846 million in 2013 to R$ 661 million in 2014, principally due to a reduction in labor related indemnities.

Income Tax and Social Contribution

Income Tax and Social Contribution expense increased by R$ 3,552, from R$ 447 million in 2013 to R$ 3,999 in 2014 due to derecognition of certain deferred taxes assets in relation to Furnas and Chesf.

Results of Transmission Segment

Net Operating Revenues

Net operating revenues for the transmission segment increased by R$ 774 million, or 18.4%, from R$ 4,203 million in 2013 to R$ 4,978 million in 2014, due to the factors set out below.

Operation and Maintenance

Operation and Maintenance increased by R$ 125 million, or 4.4%, from R$ 2,854 million in 2013 from R$ 2,979 million in 2014, as ANEEL approved certain assets and investments, such as investments for improvements relating to contracts 061 and 062. Only following this approval were we able to recognize income from these assets and investments.

Regulatory Charges on Revenues

Regulatory Charges on Revenues increased by R$ 10 million, or 6.9%, from an expense of R$ 147 million in 2013 to an expense of R$ 157 million in 2014, due to the increase in our revenues in 2014.

Taxes on Revenues

Taxes on Revenues remained stable at R$ 308 million in 2013 and 2014.

Operating Costs and Expenses

Operating costs and expenses for the transmission segment decreased by R$ 1,697 million, or 26.5%, to R$ 4,703 million in 2014 from R$ 6,400 million in 2013.

This decrease was largely due to:

●	payroll and related charges decreased by R$ 473 million, or 14.6%, from R$ 3,233 million in 2013 to R$ 2,760 million in 2014. due to the implementation of our redundancy incentive plan in 2013;

●

operating provisions decreased by R$ 1,058 million, or 102.1%, from an expense of R$ 1,036 million in 2013 to income of R$ 22 million in 2014, principally due to the reversal of onerous contracts, including a R$ 711 million reversal relating to contract number 062/2001 which relates to a large number of transmission lines;

●

redundancy incentive plan decreased by R$ 319 million, from an expense of R$ 319 million in 2013 to R$ 0 million in 2014, due to the fact that no provisions were made in 2014 for the redundancy incentive plan which we implemented in 2013.

This decrease was partially off-set by an increase in other expenses of R$ 169 million, from income of R$ 60 million in 2013 to an expense of R$ 108 million in 2014, due to an increase in various expenses, inter alia, rents and insurance premiums and a reduction in labor related indemnities.

Income Taxes

Income taxes and social contribution benefit increased by R$ 2,112 million, from R$ 407 million in 2013 to R$ 2,518 million in 2014, principally due to the fact that Eletronorte constituted tax credits in the amount of R$ 1,150 million, CHESF constituted tax credits in the amount of R$ 1,157 million and Furnas constituted tax credits in the amount of R$ 291 million.

Results of Distribution Segment

Net Operating Revenues

Net operating revenues for the distribution segment increased by R$ 2,165 million, or 48.1%, from R$ 4,499 million in 2013 to R$ 6,664 million in 2014, due to the factors set forth below.

Electricity Sales

Electricity sales increased by R$ 2,866 million, or 64.4%, from R$ 4,449 million in 2013 to R$ 7,338 million in 2014, due to:

(i)    the fact that we acquired CELG-D in September 2014; and (ii) an increase in the average tariffs which ranged from - 1.34% to 39.2%, as a result of ANEEL’s periodic tariff review, which last occurred in November of 2013.

Other Operating Revenues

Other Operating Revenue increased by R$ 285 million, or 52.6%, from R$ 542 million in 2013 to R$ 826 million in 2014, due to increased revenues from the rental of certain distribution infrastructure assets.

Taxes on Revenues

Taxes on Revenues increased by R$ 820 million, or 57.0%, from R$ 1,438 million in 2013 to R$ 2,258 million in 2014 in line with our increased revenue for the distribution segment in 2014.

Regulatory Charges on Revenues

Regulatory Charges on Revenues increased by R$ 26 million, or 39.2%, from R$ 67 million in 2013 to R$ 93 million in 2014 in line with our increased revenue for the distribution segment in 2014.

Operating Costs and Expenses

Operating costs and expenses for the distribution segment decreased by R$ 165 million, or 2.5%, from R$ 6,621 million in 2013 to R$ 6,457 million in 2014. This decrease was largely due to:

●

operating provisions decreased by R$ 650 million, from an expense of R$ 57 million in 2013 to income of R$ 593 million in 2014, due to the reversal of certain impairments, such as for Amazonas Energia;

●

construction – distribution decreased by R$ 140 million, or 13.8%, from R$ 1,014 million in 2013 to R$ 873 million in 2014, due to the fact that Eletrobras has been investing less as a result of our decreased revenues over recent years; and

This decrease was partially off-set by an increase in:

●	an increase of R$ 132 million in charges for the use of the transmission network, from R$ 52 million in 2013 to R$ 184 million in 2014, mainly due to an increase in electricity sold;

●

electricity purchased for reselling increased by R$ 1,493 million, or 67.7%, from R$ 2,206 million in 2013 to R$ 3,699 million in 2014, due to adverse hydrological conditions, which reduced the production of our hydroelectric power plants;

●	depreciation and amortization increased by R$ 185 million, from R$ 125 million in 2013 to R$ 309 million in 2014, due to an increase in the value of certain distribution concession assets;

●	payroll and related charges increased by R$ 63 million, or 4.5%, from R$ 1,393 million in 2013 to R$ 1,456 million in 2014, due to the fact that we acquired CELG-D in September 2014.

Results of Administration Segment

Operating Costs and Expenses

Operating costs and expenses for the administration segment decreased R$ 1,087 million, or 15.2%, from R$ 7,161 million in 2013 to R$ 6,075 million in 2014.

This decrease was largely due to:

●	operating provisions decreased by R$ 1,034 million, or 18.2%, from R$ 5,674 million in 2013 to R$ 4,640 million in 2014, due to:

(i)    provisions for losses on investments which increased by R$ 456 million, from income of R$ 143 to an expense of R$ 314 million in 2014 due to improved shareholder’s equity position of certain our subsidiaries (which changed from a negative position to a positive position) which allowed us to reverse provisions for loss on investments; and

(ii)    reversal of provisions PCLD – Financing and Loans (bad debt expense) which decreased by R$ 375 million, from an expense of R$ 106 million in 2013 to income of R$ 269 million in 2014, due to the reversal of allowance relating to credits owed to us by companies controlled by Grupo Rede, Cemar e Cemat.

●	A decrease of R$ 81 million, or 28.9%, in donations and contributions, from R$ 279 million in 2013 to R$ 198 million in 2014, mainly due to a cost reduction strategy implemented by Eletrobras in 2014.

This decrease was partially off-set by increased in valuation gains for an adjustment to market value of R$ 110 million, from zero in 2013 to R$ 110 million in 2014 due to changes in the value of our investments made on the stock market; and

Financial Results

Financial results for the administration segment increased by R$ 338 million, or 15.9%, from R$ 2,126 million in 2013 to R$ 2,463 million in 2014, due to:

●

revenue from interest, commission and fees which increased by R$ 378 million, or 15.7%, from income of R$ 2,033 million in 2013 to income of R$ 2,410 million in 2014, due to the increase in SELIC rate to which certain debts are indexed;

●

revenue from financial investments, which increased by R$ 144 million, or 33.6%, from income of R$ 284 million in 2013 to income of R$ 428 million in 2014, due the increase in the SELIC rate to which most of our investments are linked; and

●

a decrease of R$ 329 million, or 265.8% in other financial expenses, from R$ 453 million in 2013 to R$ 124 million in 2014, mainly as a result of a decrease in the discount rate used for calculation of the present value of financing agreements.

Income Taxes

Income taxes and social contribution expense for the administration segment decreased by R$ 1,084 million, or 81.7%, from R$ 1,326 million in 2013 to R$ 242 million in 2014, due a reduction in our taxable income for this segment.

Cash Flows

The following table summarizes its net cash flows for the years presented:

	Year Ended December 31,
		2014	2013
(in R$ thousands)
Net Cash Flows:
Provided by operating activities	6,980,474	5,192,461	9,329,354
Provided by (used in) investing activities	(9,012,552)	(10,637,002)	(8,155,408)
Provided by (used in) financing activities	2,018,973	3,254,036	(77,878)

Total	(13,105)	(2,190,505)	1,096,068

Operating Activities

Our cash flows from operating activities primarily result from:

●	the sale and transmission of electricity to a stable and diverse base of retail and wholesale customers at fixed prices; and

●	restricted deposits for legal proceedings in cases where Eletrobras is a plaintiff in a proceeding and are ordered to pay a deposit to the relevant court.

Cash flows from operating activities have been sufficient to meet operating and capital expenditures requirements during the periods under discussion.

In 2015, the cash flow provided by operating activities increased by R$ 1.8 billion, going from R$ 5.2 billion in 2014 to R$ 7.0 billion in 2015. This variation was mainly due to the payment of compensation for unamortized assets of concessions renewed under Law No. 12,783/2013, in the amount of R$ 1.3 billion in 2015, compared to R$ 2.8 billion in 2014.

In 2014, its cash flows from operating activities decreased by R$ 4.1 billion, from R$ 9.3 billion in 2013 to R$ 5.2 billion in 2014. This variation was due to a reduction in indemnity payments received from R$ 7.0 billion in 2013 to R$ 2.8 billion in 2014.

In 2013, its cash flows from operating activities decreased by R$ 4.1 billion, from R$ 13.4 billion in 2012 to R$ 9.3 billion in 2013. This variation was mainly in reason of a reduction of R$ 4.1 billion in the revenue due to the application of the Law no. 12,783/2013.

Investing Activities

The cash flows from investing activities of Eletrobras primarily reflect:

●	investment acquisitions, being partnerships we enter into with third parties in the private sector in relation to the operation of new plants;

●	acquisitions of fixed assets, being primarily investments in equipment necessary for operational activities; and

●	dividends paid by its subsidiaries.

In 2015, cash flow from investing activities showed a variation of R$ 1.6 billion, going from R$ (10.6) billion in 2014 to R$ (9.0) billion in 2015. This change was mainly due to a reduction of R$ 1.9 billion in amounts invested in equity by Eletrobras in 2015, and to an increase of R$ 1.9 billion of the amounts received as loans and financing granted, partially offset by an increase of R$ 1.3 billion in investments required for the entry into operation of the following fixed assets: Complexo Eólico Hermenegildo, VamCruz, Santo Sé II, Chapada do Piauí I, Geribatu, Chuí, Serra das Vacas, Santo Antônio and Jirau.

In 2014, its cash flows from investing activities decreased by R$ 2,481 billion, or 30.4%, from an outflow of R$ (8.2) billion in 2013 to an outflow of R$ (10.6) billion in 2014. This variation was due to the acquisition of fixed assets and concessions as well as advances for capital increases.

In 2013, its cash flows from investing activities increased by R$ 2.7 billion, or 24.8%, from an outflow of R$ (10.9) billion in 2012 to an outflow of R$ (8.2) billion in 2014. This variation was due to the acquisition of fixed assets and concessions as well as receiving payment of loans and financing.

Cash Flows from Financing Activities

Our cash flows used in financing activities primarily reflect interest income we receive from short-term and long-term loans made to non-affiliated companies that operate in the Brazilian electricity sector.

In 2015, the cash flow from Eletrobras’ financing activities showed a variation of R$ 1.3 billion, going from R$ 3.3 billion in 2014 to R$ 2.0 billion in 2015. This variation was mainly due to the R$ 1.9 billion increase in the payment of principal on loans and financing taken by Eletrobras, partially offset by a reduction of R$ 792 million to pay dividends and interest on equity to Eletrobras’ shareholders.

In 2014, its cash flows from financing activities increased by R$ 3.3 billion, from an outflow of R$ 77.9 million in 2013 to an inflow of R$ 3.3 billion in 2014. This variation was mainly due to a reduction of R$ 3.4 billion in dividend and interest on equity payments made to its shareholders.

c) Impact of inflation, prices variation of key inputs and products, exchange rate and interest rates on operating and financial results of the Eletrobras.

Inflation and Interest Rate

The financial condition and results of operations of Eletrobras are affected by inflation and changes to the interest rates.

Most of the costs and expenses of Eletrobras are denominated in reais and are linked to inflation indexes, such as the General Price Index (IGP- M), the National Index of Consumer Prices - INPC and the IPCA, or are subject to adjustments in accordance with foreign exchange fluctuation.

Eletrobras expenses with personnel accounted for approximately 20.9% of its operating expenses in 2015 (18.2% in 2014 and 20% in 2013). In Brazil, employee’s wages are usually subject to annual adjustments based on collective bargaining agreements between unions and employers, which usually use the IPCA as a parameter for negotiation.

On 31 December 2015, 53% of the total debt of R$ 46,398 million of Eletrobras was linked to interest and inflation rates. Consequently, Eletrobras’ exposure to the risk of inflation and interest rates was R$ 24,578 million on December 31, 2015. The debt of Eletrobras on such date was mainly indexed to the following rates: (i) CDI (25% of debt) ; (Ii) TJLP (14% of debt), (iii) SELIC (6% of the debt), (iv) IPCA (1% of debt). Variations in interest and inflation rates may represent increases in the cost of financing. For a sensitivity analysis on the impact of interest and inflation rates on total debt, please see Note No. 44.3 of the Eletrobras’ financial statements for the year ended December 31, 2015.

Price variation of key inputs and products

The main inputs of Eletrobras are energy purchased for resale and fuel to produce electricity.

Electricity purchased for resale by Eletrobras increased R$ 342 million in the fiscal year 2015 compared to 2014 (R$ 5,007 million increase in 2014 compared to 2013), mainly due to increase of the volume of energy purchased by Amazonas Energia, offset by a reduction in the PLD (Difference Settlement Price) in 2015.

In turn, fuel expenses for energy generation corresponded to R$ 1,250 million in the year ended December 31, 2015, compared to R$ 1,480 million in the year ended December 31, 2014 and R$ 1,492 million in the year ended December 31, 2013. This variation was mainly influenced by the decrease in the need for thermoelectric generation in 2015.

Exchange Rate

Eletrobras is exposed to financial risks that cause volatility in its financial statements, as well as its cash flow. Eletrobras has a mismatch between assets and liabilities indexed to foreign currencies, particularly to the US dollar, mainly from the financing contracts with Itaipu Binacional. Additionally, there are exposures to Libor interest rate, related to foreign funding contracts. As a resource to protect itself from these exposures, the Eletrobras’ management approved a Financial Hedge Policy and Program Operations with Derivatives.

Thus, the Financial Hedge Policy of Eletrobras aims to pursue the mitigation of exposure to the market variables that impact assets and liabilities of the Eletrobras and its subsidiaries, thereby reducing the effects of unwanted fluctuations of these variables in the financial statements. Thus, the policy aims that Eletrobras results faithfully reflect its actual operating performance and that its projected cash flow present less volatility.

Considering the different ways to perform hedge of the mismatch presented by Eletrobras, the approved policy lists a range of priorities, which favors structural solutions, contemplating the natural balance of exposed positions. Subsequently, the Eletrobras could analyze operations with other types of financial instruments and, finally, the operations with financial derivatives, which will only be carried out in a complementary way and with the exclusive purpose of protecting those assets and liabilities indexed on Eletrobras’ list and of its subsidiaries that present a mismatch, not characterizing the financial leverage or the concession of credit to third parties.

Thus, foreign exchange hedging strategies have been implemented over the years focusing on structural solutions, in line with the Financial Hedge Policy Institute. Under this strategy, it has been taken into account when developing new funding, not only the total amount of mismatch, but also its disposal over time, in order to make both the balance sheet hedge Eletrobras as its cash flow.

As of December 31, 2015, approximately 33% of its total consolidated indebtedness of R$ 46.4 billion was denominated in foreign currencies. R$ 14.9 billion or 32% of Eletrobras total consolidated indebtedness was denominated in U.S. dollars.

However, because it also has income denominated in dollar, in 2015, Eletrobras recorded a positive balance in exchange revenue, due to the fact that its income related to dollar variations was higher than the expenses.

Thus, the exposure of Eletrobras to the foreign exchange risk of dollar was of R$ 3.4 billion on December 31, 2015. To read an analysis of the sensitivity of the impact of interest rates on Eletrobras total indebtedness, see explanatory note 44.3 in the Eletrobras financial statement for year ended December 31, 2015.

10.3 Events implying material effects occurred or expected in the financial statements

a) Introduction or sale of operating segment

In fiscal years 2014 and 2015, there was no change or sale in the operational segment causing effects in the presentation of the consolidated financial statements of Eletrobras.

With respect to the generation and transmission concessions renewed pursuant to Law no. 12,783/2013, there was a change in the tariff price regime, with periodic tariff reviews in the same model already applied to the transmission activities. The tariff is calculated based on the operation and maintenance costs, plus a remuneration fee. Thus, beginning in 2013, the segment Operation and Maintenance became material to the Eletrobras’ companies, with total revenues of R$ 4,908.8 million in the year ended December 31, 2013, or approximately 20.6% of the total net revenues. In the year ended December 31, 2014, the revenues of this segment were of R$ 4,534.5 million, corresponding to 15.0% of the total net revenues.

b) Constitution, acquisition or disposal of equity interest

In January 2015 Eletrobras completed the acquisition of the equity control of Celg-Distribuição S.A.- Celg-D, as approved by the shareholders at the General Meeting held in September 2014, an electricity distribution and trading utility. The purpose of the transaction was to economically and financially recover CELG-D and was structured to meet the interests of both parties, bringing positive results both to Eletrobras and to the state of Goias.

In December 2015, in turn, during the 164th Extraordinary General Meeting, the extension of the concession of CELG D, ANEEL number 063/2000, was approved, by the majority of shareholders, for an additional period of thirty (30) years, in accordance with Decree number 8461 from June 2, 2015, with the ANEEL’s Decision no. 3540, from October 20, 2015, with the Official Letter 3/2015-SE-MME and with the agreement draft presented by ANEEL. Besides, during the same meeting, the majority of the shareholders approved the sale of the controlling interest in CELG-D through a privatization auction to be organized by BM&FBOVESPA, for the minimum price and conditions set out in CND Resolution No. 11/2015.

Expectations are that the privatization auction to be promoted by BM&FBOVESPA, which process is coordinated by BNDES, shall take place until July 2016. This could represent an inflow of R$ 1.4 billion into Eletrobras. In 2014, Eletrobras bought its shares in CELG D for R$ 59.533 million.

c) Unusual events or transactions

Regulatory Matters

Throughout 2015, there were important events in Brazil’s regulatory environment, among which Eletrobras can highlight:

The Tariff Flags System applied as of 2015 to consumers’ electricity bills: each month, the system operating conditions are re-assessed by the National Electric System Operator – ONS (for the acronym in Portuguese), which sets the optimal power generation strategy to meet the demand and the thermal power stations that should be activated. Depending on the variable cost of the most expensive thermal power station, the flag to be applied in the following month is defined. The green, yellow and red flags indicate whether the energy costs more or less depending on electricity generation conditions. Thus, based on this scenario, when Aneel approves the tariff adjustment for distributors, the rates do not take into account a more expensive setting for power generation because the distributors’ costs are estimated based on a favorable generation scenario, in other words, a scenario where the flag is green. Thus, if the scenario is really favorable, the flag is green and consumer does not have to pay anything more for energy. However, if generation costs are higher and it is necessary to trigger the yellow or red flags, consumers shall pay for the change in the cost of generation, given the rates applied every month and distributors do not need to wait for the tariff adjustment. The flag system is applied by all utilities connected to the National Interconnected System - SIN, and more information can be obtained on the website of Aneel (www.aneel.gov.br).

Decree 8461/2015 regulated the conditions for the extension of the distribution right concessions for thirty (30) years more, provided that the following criteria are met: (i) efficiency of service quality to be determined through the indicators “Equivalent Duration of Internal Source Interruption per Consumer Unit” - DEC (for the acronym in Portuguese) and “Equivalent Duration of Internal Source Interruption per Consumer Unit” – FEC (for the acronym in Portuguese); (ii) economic and financial efficiency, to be determined by the EBITDA and debt level, as per the figure hereto; (iii) tariff mode and (iv) transparency and governance. The distribution right concession contracts of Eletrobras’ distributors expired on July 7, 2015, however, they remain in force temporarily, under Article 42 of Law 8987/1995. In the 164th Extraordinary General Meeting of Eletrobras’ Shareholders (www.eletrobras.com/elb/ri/assembleiasacionistas) held on December 28, 2015, at the request of the representative of the Federal Government, who intended to better study the subject and the model to be adopted if the terms of the distribution right grants were to be extended, the issues concerning the extension of the right concession contracts of the subsidiaries Cepisa, Ceal, Eletroacre, Ceron, Boa Vista and Amazonas Energia were excluded from the agenda. For such reason, those distributors requested, on December 28, 2015, the extension of the deadline for the execution of the respective amendments. Pursuant to the Provisional Measure 706, from December 28, 2015, a 210-day term, from that date, was granted to those distributors to sign the amendments. During the 210-day term mentioned above, the said distributors of Eletrobras will provide new studies for submission to a new Extraordinary General Meeting of Eletrobras. In the case of CELG D, the extension of the distribution right grant was approved for thirty (30) additional years during the 164th Extraordinary General Meeting, as well as the sale of the controlling interest in that Distributor

The Renegotiation of the Hydrological Risk as per the Provisional Measure No. 688/2015, converted into Law No. 13203/2015 and Aneel’s Normative Resolution No. 684/2015: The Energy Reallocation Mechanism (“MRE”, for the acronym in Portuguese) is a financial arrangement which purpose is the sharing of hydrological risks that affect generators when seeking the best use of the hydroelectric resources of the Interconnected System. The reduction of the engagement level of generators over the “physical guarantee” generates less short term exposure. However, on the other hand, the higher the hedge made by generators, the greater the reduction in revenue. This consideration was made by each generator when structuring their business. GSF, Generation Scaling Factor, means the adjustment factor of the “physical guarantee” and represents the percentage of hydraulic power that all MRE participants generate in relation to the total hydraulic “physical guarantee” of the MRE. So when GSF is less than 100%, it means that plants are generating less power than the total amount of their “physical guarantee”. As of January 2014, there was a significant reduction in the generation of MRE when compared to the total “physical guarantee” of MRE, evidencing the atypical hydrological situation of recent years. Since the structural conditions of the system have undergone strong changes, resulting in a substantial change in the amounts considered by hydroelectric generators when structuring their business, there was a sector-wide debate on GSF over 2015, at the administrative, regulatory, business, judicial and legislative levels. In this scenario, Law No. 13203/2015 and ANEEL’s Normative Resolution 684/2015 were issued to mitigate the adverse financial effects of GSF for generators, setting new criteria for renegotiating the hydrological risk. It should be noted that prior to the enactment of Law 13203/2015, as mentioned above, all hydrological risk that possibly existed was assumed solely by the agents of hydraulic generation which participated in the MRE so that when GSF was less than 1.0, in other words, when the total hydro generation verified was below the total “physical guarantee”, the difference was split among all MRE hydraulic generators, according to the proportions of their physical guarantees, leading, depending on the situation of each one of them, to need to buy energy in the short-term market. Since in 2015, GSF was high, the financial effects to generators were relevant. However, since the enactment of that law, the generators that had opted for the renegotiation of their risks, had to share the risk with consumers, by paying a certain “risk premium”. Eletrobras’ companies have extensively debated GSF with Aneel, ABRAGE and the Ministry of Mines and Energy. In addition to this institutional activity, Eletrobras’ companies, such as other hydraulic generators, took the issue to court in order to obtain injunctions to restrict the limit of the GSF and the effect of the obligation to share the default of the other agents in the

CCEE - Commercialization Chamber of Electric Energy. This is because the filing of claims in Court by associations and some generators resulted in a “defensive reaction” by other agents, given the high costs of sharing third parties’ bills. The execution of the agreement provided for in Law 13203/2015 and Normative Resolution 684/2015 requires the dropping of these cases. Eletrobras’ companies have opted to renegotiate the risk, as shown below, and in the evaluation of products, they took into account the following: plant marketing profile for the environments ACR - Regulated Contracting Environment and ACL - Free Contracting Environment; hedging strategy; termination estimates; energy simulations, economic and financial feasibility studies (VPL by product type), accounting impact analysis; duration of the concessions, cost of risk premium, legal analysis, additional risk concerning energy reserve procurement, PLD projections and allocation of secondary energy, among others. The renegotiation of the hydrologic risk will reduce the negative financial effects for companies in low water availability scenarios, such as those seen in 2014 and 2015 in that part of the risk will be transferred to consumers upon the payment of a risk premium by the company for each chosen protection range. In addition, the retroactivity of the renegotiation to January 2015 was an important factor in the decision making of companies controlled by Eletrobras.

The extension, for 30 (thirty) years of the right concessions of UHE Sobradinho and UHE Itumbiara, belonging to Chesf and Furnas respectively, as authorized by Law No. 13182/2015 in conditions different from those established by Law 12,783/2013, ensuring continuity of supply of energy at competitive costs to electricity-intensive consumers of the Northeast, in the case of UHE Sobradinho, extending the same procedure for the similar consumers in Southeast/Midwest, in the case of UHE Itumbiara. With the extension of these energy supply agreements with industries and the consequent extension of the grants at stake, Eletrobras’ companies ensured an important source of funds for investment. This law also created the Northeast Energy Fund - FEN and the Southeast and Midwest Energy Fund - FESC, which will provide resources for the implementation of power projects and will be supplied by Chesf and Furnas with the funds resulting from the difference between the revenue from agreements with consumers and the value that exceeds the application of the tariff calculated by ANEEL, pursuant to Law No. 12,783/2013, net of taxes. This difference will be invested in funds progressively. The electricity projects financed with such funds should be organized in the form of an SPE, of which Chesf and Furnas may hold up to 49% of the shares, and which has an estimated profitability that meets at least the cost of equity of Eletrobras.

The 2nd Tranche of Indemnities provided for in Law 12,783/2013, as provided in the Normative Resolution 596/2013 (generation) and 589/2013 (transmission), which were not initially considered in the 1st tranche of indemnities acknowledged when Law 12,783/2013 was enacted, in the amount of R$ 14.437 billion, on the base date of December 2012. As demonstrated in the table below, the total amount claimed as the 2nd Tranche exceeds R$ 26.0 billion, on the base date of December 2012. According to the law, the compensation to be defined shall apply from the base date until the effective date of payment. By December 2015, the indemnities claimed by Eletrosul and Furnas, corresponding to the share of electricity transmission assets existing on May 31st, 2000, called facilities of the Existing System Basic Network - RBSE and Other Transmission Facilities - RPC, not yet depreciated and amortized, as provided in the second paragraph of Article 15 of Law No. 12,783/13, were approved by Aneel, totaling R$ 10.007 billion. Eletrobras has participated in discussions with group associations, Aneel and the Mines and Energy Ministry to enable the beginning of these payments, as of 2016, with the profitability adjusted to the cost of equity and net of taxes, since it will be an important source of funds for Eletrobras’ investments.

Up to December 2015, there was no regulation on the payment terms of such indemnities and, therefore, these were not accounted for in Eletrobras’ Financial Statements from December 31, 2015. On April 22, 2016, the Ordinance No. 120, from April 20, 2016, which regulates the conditions for receiving the compensation, was published. According to the mentioned rule, the values validated by ANEEL will become part of the Regulatory Compensation Base of electricity transmission utilities and the cost of capital will be added to the respective Annual Allowed Income. Such cost of capital will consist of compensation and depreciation portions, plus taxes due (“gross up”), subject to corporate law, and shall be recognized as of the 2017 tariff process, being adjusted and revised according to the concession agreement. The compensation and depreciation portions will be defined taking into account the methodologies for the Periodic Tariff Review of Revenues of Existing Concessionaires, as approved by ANEEL, and the Regulatory Compensation Base will be depreciated considering the residual useful life of assets and updated according to the National Index of Consumer Prices - IPCA. The cost of capital related to the period from December 2012 and the 2017 tariff process shall be paid based on the real and actual cost of capital of the transmission segment, as defined by ANEEL in the methodologies of the Periodic Tariff Revue of the Revenues of Concessionaires. As of the 2017 tariff process, the cost of capital will be paid according to the Weighted Average Cost of Capital - WACC, as defined by ANEEL, and shall be incorporated as of the 2017 tariff process for a period of eight years.

2nd Tranche: Claimed Amount R$ 26,427 million

Eletrobras’ companies	Registered Amount (R$ million)		Claimed Amount (R$ million)		Approved Amount (R$ million)(1)
	Generation(2)	Transmission	Generation	Transmission	Generation	Transmission
Eletronorte	-	1,733	-	2,926	-	-
Chesf	697	1,589	4,802	5,627	-	-
Furnas	996	4,530	1,312	10,699	-	9,000
Eletrosul	-	514	-	1,061	-	1,007
Total	1,693	8,366	6,114	20,313	0,00	10,007

Base date: December 2012

(1) Approved amounts will only be recognized in Eletrobras’ income after final definition of the amount and terms of payment by the Government

(2) The assets of thermal power plants were not covered by ANEEL Resolution No. 596/2014. An additional amount of $ 557 million is registered in Furnas and R$ 357 million in CGTEE.

Upon the launching of the unbundling process of Amazonas Energia, which currently still holds the rights to provide the public services of: (i) distribution of electricity, pursuant to the Right Concession Agreement No. 20/2001, signed on March 21 2001; and (ii) generation and transmission of electricity, pursuant to the Right Concession No. 001/2010, executed on June 22, 2010. However, in view of the interconnection of the Isolated System of the Northern Region, operated by Amazonas Distribuidora, to the National Interconnected system (“SIN”), Amazonas Distribuidora became subject to the restrictions provided for in the fifth paragraph of Article 4 of Law No. 9074, from July 7, 1995, according to which the concessionaires of SIN public electric power distribution rights cannot develop electricity generation or transmission activities or directly or indirectly hold shares in companies that develop such activities. Besides, according to the seventh paragraph of Article 4 of Law No. 9074, the concessionaires or companies authorized to perform generation activities cannot be affiliated to or control companies that develop SIN-related electricity distribution activities. Thus, in order to segregate the electricity generation and transmission activities that are being performed by Amazonas Energia (“GT Activities”) from its electricity distribution business, in compliance with the legal requirements mentioned above, a process was filed with ANEEL for the implementation of the unbundling of Amazonas Energia by separating a portion of its assets related to GT activities, which would then be incorporated and recorded in new the company, Amazonas Geração e Transmissão S.A. Such process was authorized by the Approving Resolution No. 4244, from July 16, 2013, and Approving Resolution No. 4836, from September 16, 2014. In this context, on June 22, 2015, during the 162nd Extraordinary General Meeting, Eletrobras’ shareholders approved the unbundling, as per the terms authorized by ANEEL, and such is in progress.

Enactment of several regulations aimed at improving the conditions for the expansion of distributed generation: distributed generation, as its name suggests, is a concept that was born in opposition to the idea of “centralized or concentrated generation”, which is the predominant model currently used, as to know, the energy is generated in large ventures and in massive amounts, and serve between thousands and millions of consumers. As per the distributed generation model, a part of today’s consumers (households, gated communities, shopping malls, for example) would generate photovoltaic or wind energy in their facilities, for example. This energy would be for their own consumption and for the supply of the system (distribution or transmission) in the case of any production surplus. The uncertainty of the availability and amount of energy coming from distributed generation creates some difficulty for the control of the distribution and delivery of large sources, but, on the other hand, it has the potential to reduce the need for investment in large projects, usually associated with social and environmental impacts. Through Normative Resolution No. 687/2015, the Energy Compensation System was created, allowing consumers to install small generators (such as solar panels and wind micro turbines, etc.) in their “consuming units” and exchange energy with the local distributor in order to reduce their electricity bills. These developments have created a number of facilities and incentives for this type of generation, such as shared or jointly owned generation, which will enable various stakeholders to install a micro or mini distributed generation central and to use the energy generated to reduce their bills. In December 2015, the Ministry of Mines and Energy issued Decree No. 538/2015-MME which established the Distributed Power Generation Development Program – Electricity ProGD, creating lines of credit that do not require the import of equipment and improves the financial return of investments in this type of generation.

In addition to the above highlights, during 2015, Eletrobras participated in several Public Hearings organized by Aneel, among which we highlight the Public Hearing No. 32/2015, which discussed the Generation Scaling Factor - GSF, as discussed above, and the Public Hearing No. 57/2015, which enabled the mitigation, especially for transmitters, of cost and revenue variations resulting from CDE’s lower revenues, in view of the injunction granted to the Brazilian Association of Large Industrial Energy Consumers and Free Consumers - ABRACE that released its members from the obligation to pay the CDE portion, resulting in the transfer of these costs to other electricity consumers not affiliated to ABRACE.

Another greatly important point was Eletrobras’ initiative to foster the improvement of ANEEL Resolution No. 063/2004, which provides on the procedures to regulate the application of penalties on concessionaires, licensees, authorized agents and other installation and electricity service providers, which positive result, in December 2015, was Aneel’ Board decision, on December 2015, to reopen the Public Hearing No. 77/2011 to discuss the mentioned resolution improvement.

During the 2015 fiscal year, there were also some Annual Tariff Adjustments by Eletrobras Distribution Companies (“EDE” for the acronym in Portuguese), with the following base dates: Alagoas and Piauí on August 28; Amazonas and Boa Vista on November 1st; Acre and Rondônia on November 30 and Celg-D on September 12. The results were approved by Aneel, as per the following table.

Tariff Adjustment Rate - IRT 2015	Eletroacre	Ceal	Amazonas Energia	Cepisa	Ceron	Boa Vista	Celg-D
Economic IRT	26.16%	13.48%	35.76%	10.85%	48.08%	38.83%	35.43%
Portion A	22.03%	12.24%	34.64%	9.81%	45.50%	36.62%	33.69%
Portion B	4.13%	1.24%	1.12%	1.04%	2.58%	2.21%	1.74%
Financial Components	11.00%	9.13%	-8.48%	7.19%	-9.67%	-7.13%	7.26%
Total IRT	37.16%	22.61%	27.28%	18.04%	38.41%	31.70%	42.69%
Average Effect Captive Consumer (Partial)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Deferment	0	0	0	0	0	0	0
Average Effect Captive Consumer (Final)	9.49%	6.48%	40.54%	5.53%	13.41%	41.52%	6.89%

IRT = Tariff Adjustment Rate

N/A = Not applicable

Portion A: Non-manageable costs as they do not depend on the concessionaire’s control, such as legally fixed charges and taxes; Portion B: costs manageable by the concessionaire, such as: operation and maintenance expenses (personnel, materials, third party services, and overheads), depreciation share and return on capital, investment in Research and Development (R&D), Energy Efficiency and specifically Pis and Cofins taxes.

The ranking below shows the position of Eletrobras Distribution Companies in relation to residential tariffs (“B1”), approved by ANEEL for the period from 2015 to 2016, expressed in R$ /kWh (Reais per kilowatt hour), net of taxes and other elements that are part of the electricity bill, such as the Public Lighting fee and Emergency Capacity charge. Amounts related to the collection of taxes are now highlighted in blue in electricity bills.

Tariff B1 - Residential
Ranking	Concessionaire	Tariff (R$ /MWh)
1	Competitor with highest tariff	589.08
23	Ceron	492.35
31	Celg-D	466.6
36	Eletroacre	463.27
42	Amazonas Energia	443.51
44	Cepisa	439.87
52	Ceal	414.02
53	Boa Vista Energia	406.64
56	Competitor with lowest tariff	375.90

In the case of Amazonas Energia, the annual tariff adjustment occurred as per ANEEL Approving Resolution No. 1980/2015. However, in November 2015, the Amazonas State Prosecutor, along with other consumer protection agencies, was granted an injunction in a public civil action filed against Amazonas Distribuidora de Energia and the National Electric Energy Agency - ANEEL, which purpose was to prevent the application of the 2015 tariff adjustment. This injunction was suspended in January 2016. In the case of Boa Vista, the average tariff adjustment approved was 41.52%, effective as of November 2015, however, such adjustment could not be applied to the tariffs charged by mentioned concessionaire because of the injunction granted by the Federal Court of the 1st Region which prevents the adjustment, upon the request from the Procon of the State of Roraima Legislative Assembly. Thus, the tariff currently charged in Boa Vista (Roraima) is the same as in 2014, as to know R$ 289.78/MWh, and not the one indicated in the ranking above.

10.4 Significant changes in accounting practices – emphasis of matter and qualifications in the auditor’s opinion:

a. Material changes to accounting practices

New standards and revisions on consolidation, joint arrangements, affiliates and disclosures in the last three fiscal years

The individual financial statements for the year ended December 31, 2013 are the first annual financial statements are presented in accordance with a package of five standards of consolidation, share, related agreements and disclosures, as follows: IFRS 10 (CPC R3 36), IFRS 11 (CPC 19 R2), IFRS 12 (CPC 45), IAS 27 (revised 2011)/CPC 35 R3 and IAS 28 (revised in 2011) / CPC 18 R2. These rules were adopted by Eletrobras after January 1, 2013 and were included in its 2013 annual financial statements, with their effects on the comparative periods, as required by the standard.

The main requirements of these five standards are described below:

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements dealing consolidated financial statements. SIC-12 Consolidation - SPEs was withdrawn from the application of IFRS 10. According to the IFRS 10, there is only one base consolidation, or control. Additionally, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement in the investee, and (c) ability to use its power over the investee to affect the value of the returns to the investor. Comprehensive guidelines have been included in IFRS 10 to address complex scenarios.

IFRS 11 replaces IAS 31 Equity in Joint Ventures - JVs or Interest in Joint Ventures. IFRS 11 addresses how the business together as a participation agreement, where two or more parties have joint control, should be classified. SIC-13 Joint Ventures - Non-Monetary Contributions by Investors was withdrawn from the application of IFRS 11. According to IFRS 11, there are only two types of participation arrangements: joint operations or joint ventures, as the rights and obligations of the parties to the agreements. A joint operation exists when an investor has joint control but has contractual rights to individual assets or liabilities, whereas a joint venture exists when investors have rights and obligations in relation to the total net assets of the joint venture agreement. Investments in joint operations should be recorded so that investors recognize and measure its own assets and liabilities, including related income and expenses. Investments in joint ventures are accounted for using the equity method. Previously, in accordance with IAS 31, there were three types of joint arrangements: jointly controlled entities, jointly controlled operations and jointly controlled assets. Additionally, in accordance with IFRS 11, joint ventures should be accounted for under the equity method, while the jointly controlled entities, in accordance with IAS 31, could be accounted for by the equity method or the proportionate consolidation method. By the current applicable standard, the method of proportional consolidation may no longer be applied.

IFRS 12 is a disclosure rule applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the requirements for disclosure in accordance with FRS 12 are more comprehensive than previous standards.

When required by the rule, Eletrobras retrospectively measured the effects of the adoption of these accounting standards since the opening balance of the previous year, i.e., January 1, 2012.

The management reviewed the level of influence held in its subsidiaries and in its investees of its subsidiaries. Under CPC 19(R2)/IFRS 11, Eletrobras came to the conclusion of having shared control over several companies/SPEs (which are identified in Note 3.1 (c) of the financial statements for the year ended December 31, 2013) classified as joint ventures, proceeding to their respective deconsolidation.

New and revised rules adopted with no material effect on the consolidated financial statements in the last three fiscal years

Fiscal year ended on December 31, 2015.

In the fiscal year ended December 31, 2015, Eletrobras adopted several amendments and new interpretations to IFRSs and CPCs issued by IASB and CPC, which must take effect for accounting periods beginning on January 1, 2015. These annual changes and improvements had no material effect on the consolidated financial statements.

Fiscal year ended on December 31, 2014

IAS 36 - Impairment of assets (change)

Eletrobras applied the amendments to IAS 36 / CPC 01 (R1) for the first time in the year 2014. The amendments rectify some unintended consequences of consequential amendments to IAS 36 arising from IFRS 13. The amendments (a) line the disclosure requirements with the intention of the IASB and reduce the circumstances in which required the recoverable amount of assets or cash generating units to be disclosed, (b) require additional disclosure about fair value measurement when the recoverable amount of stocks with loss is based on the fair value less disposal costs, and (c) have an explicit requirement to disclose the discount rate used in determining impairment (or reversal), where the recoverable amount based on fair value less costs of disposal, it is determined using a present value technique.

Applying these changes had no material impact on the consolidated financial statements of Eletrobras.

IAS 27 / CPC 35 (R2) - Separate financial statement

This amendment restores the equity method as an option of evaluating investments in subsidiaries, jointly controlled entities and associates in separate financial statements as described in IAS 28 – Investments in associates. This amendment has required adhesion for annual periods starting from or after January 1st, 2016 with earlier application permitted. Eletrobras elected to adopt in advance.

Fiscal year ended on December 31, 2013.

Amendments to IFRS 7 (CPC 40 R1) – Disclosures – Offsetting Financial Assets and Financial Liabilities

The amendments to IFRS 7 require entities to disclose information on countervailing duties and related agreements (as communicated requirements on guarantees) for financial instruments on an executable compensation or similar agreement.

That rule came into force on 1 January 2013 and did not impact on the individual and consolidated financial statements.

IFRS 13 (CPC 46) Fair Value Measurements

IFRS 13 establishes a single source of rules for fair value measurements and disclosure about fair value measures. The scope of IFRS 13 is broad. The requirements for fair value measurement in IFRS 13 applies to items of financial instruments and non-financial instruments items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except share-based payment transactions on stocks that are within the scope of IFRS 2 (equivalent to CPC 10 (R1)), lease transactions that are entered within the scope of IAS 17 (equivalent to CPC 06 (R1)) and measurements that have some similarities to fair value but are not fair value (for example, the net realizable value for measurement of inventories or value in use for the purposes of assessing impairment).

This rule became effective on 1 January 2013 and had no impact on the individual and consolidated financial statements.

IAS 19 (CPC 33 R1) Employee Benefits (as revised in 2011)

The IAS 19 (as revised in 2011) changes the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and the fair value of plan assets when they occur and thus eliminate the “corridor approach” permitted by the previous version of IAS 19 (equivalent to CPC 33 (R1)) and accelerate the recognition of past service costs. All actuarial gains and losses are recognized immediately in other comprehensive income for the asset or net liability of the pension plan recognized in the balance sheet, reflects the full value of the deficit or surplus in the plan. In addition, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced by a return value of “net interest” in accordance with IAS 19 (as revised in 2011), which is calculated by applying the discount rate to the net value of the assets or liabilities of defined benefit. Moreover, IAS 19 (as revised in 2011) introduces certain changes in the presentation of the cost of defined benefits, including more extensive disclosures.

This standard became effective on January 1, 2013. Eletrobras has adopted the form of recognition described above, considering it was one of the options before the revision of normative described above, thus generating no impact on the individual and consolidated financial statements.

Amendments to IAS 1 (CPC 26 R1) Presentation of Financial Statements (as part of the Annual Improvements cycle of IFRSs from 2009 to 2011 issued in May 2012)

One of the material changes for Eletrobras are the amendments to IAS 1 on the presentation of the balance sheet at the beginning of the earliest period presented compared (third column of the balance sheet) and the related notes is required. The changes require that a third column of the balance sheet be presented when: (a) an entity applies an accounting policy retrospectively or makes a retrospective restatement or reclassification of items in the financial statements, and (b) the application, retrospective restatement or reclassification have a material effect on the information in the third column of the balance sheet. The amendments specify that related notes are not required to accompany the third column of the balance sheet.

In the year of 2013, Eletrobras has applied IFRSs 10, 11 and 12 as described above. This has resulted in a material Company presented the balance sheet on January 1, 2012 without the related notes, except for the disclosure requirements of IAS 8 (equivalent to CPC 23).

Other New standards, interpretations and revisions issued but not yet adopted

The International Accounting Standards Board - IASB published or changed the following pronouncements, guidelines or accounting interpretations whose adoption should be made mandatory in subsequent periods:

Rule	Content	Effective Date
Review IAS 16/CPC 27

Prohibit companies from using the depreciation method based on the income for Fixed Assets. Changes to IAS 38/CPC 04 (R1) introduce a rebuttable assumption that revenue is not an appropriate basis for determining the amortization of an intangible asset.

January 1st, 2016.

Review IAS 16 and IAS 38	Includes information on the concept of expected future reduction in the sale price and clarify the depreciation method based on the income generated by an activity.	January 1st, 2016.

Review IFRS 11/CPC 19 (R2)	Requires that the party that purchases a stake in a joint operation considered a business, as defined in IFRS 3, applies the principles of IFRS 3, except those that conflict with IFRS 11.	January 1st, 2016.

Review IAS 1	Clarification of the review process at the disclosure of financial statements.	January 1st, 2016.

Review IFRS 10, IFRS 12 and IAS 28	Deals with issues that have arisen as a result of the application of the exception of consolidation of investment entities.	January 1st, 2016.

Changes to IFRSs	Annual Improvement Cycles 2012-2014.	January 1st, 2016.

IFRS 15	Specifies how and when the recognition will take place, as well as requires the entity to provide users with the most informative and relevant financial statements.	January 1st, 2017.

IFRS 9 – Financial Instruments

Replaces IAS 39 - Financial Instruments - Recognition and Measurement and establishes principles for disclosure of assets and liabilities, as well as add new model of impairment and changes to the classification and measurement of financial assets.

January 1st, 2018.
IFRS 16 - Leasing (new standard)

Introduces requirements on recognition, measurement, presentation and disclosure of leases. The standard provides a single accounting model for leases, requiring that lessee recognizes the assets and liabilities for all leases, unless the term of the contract is less than 12 months or the value of the leased asset is low. For lessors there is no substantial change, and they should continue to classify leases as operating or financial, as defined in IAS 17

January 1st, 2019.

Eletrobras is conducting its analysis of the impacts of these new pronouncements or changes in its financial statements.

There are no other IFRS standards and IFRIC interpretations that have not yet entered into force and that could have significant impact on Eletrobras.

Change in the disclosure in the financial statements

Management has revised the calculation of the present value of financial leasings related to assets of independent power producers which are parties to power supply agreements entered with Amazonas Energia, a company controlled by Eletrobras. Such review pointed out certain corrections that should be implemented retroactively, pursuant to Technical Pronouncement CPC 23 – Accounting policies, Changes in Estimates and Error correction. Accordingly, the figures relating to the fiscal year ended December 31, 2013 and as of January 1st, 2013 (for purposes of comparison) were restated. Thus, to ensure comparability, the figures relating to the fiscal year ended December 31, 2013 included in this item 10 were adjusted accordingly.

In addition, to improve presentation of its financial statements for the fiscal year ended December 31, 2014, Eletrobras reclassified certain line items of its results of operations, with reflexes in the comparative information for the fiscal year ended December 31, 2013. Accordingly, Eletrobras started to present its direct costs in a specific line item within its results of operations, as part of the gross income. The effects of reclassification are disclosed in item “b” below.

There was no significant change to the presentation of the financial statements of Eletrobras in 2015. Nevertheless, Eletrobras’ management made certain reclassifications in certain lines of the 2014 income statement to ensure comparability with 2015 and thus improve the understanding by readers of the financial statements.

b) material effects of changes to accounting practices

Following are the effects of the change in the form of disclosure of the financial statements disclosed in item (a) above, with the presentation of direct costs in a specific line item of the income statement, in the income statement for the year ended December 31, 2013:

	CONSOLIDATED (in thousand Reais)
	Fiscal year ended December 31st, 2013
	Originally presented	Reclassification	Reclassified

NET OPERATING INCOME	23,835,644	-	23,835,644

OPERATING COSTS

Energy purchased for resale	-	5,515,206	5,515,206
Charges on the use of the electricity grid	-	1,555,257	1,555,257
Construction- Distribution	-	1,013,684	1,013,684
Construction - Transmission	-	1,797,324	1,797,324
Construction - Generation	-	736,855	736,855
Fuel for the production of energy	-	1,492,368	1,492,368

	-	12,110,694	12,110,694

GROSS PROFITS	23,835,644	12,116,320	11,719,324

OPERATING EXPENSES

Personnel, Material and Services	9,244,586	-	9,244,586
Energy purchased for resale	5,515,206	(5,515,206)	-
Charges on the use of the electricity grid	1,555,257	(1,555,257)	-
Construction- Distribution	1,013,684	(1,013,684)	-
Construction - Transmission	1,797,324	(1,797,324)	-
Construction - Generation	736,855	(736,855)	-
Fuel for the production of energy	1,492,368	(1,492,368)	-
Compensation and indemnity	405,809	-	405,809
Depreciation	1,296,375	-	1,296,375
Amortization	215,955	-	215,955
Donations and contributions	332,031	-	332,031
Operating Allowances	3,258,205	-	3,258,205
Staff adjustment plan	256,860	-	256,860
Others	2,094,564	-	2,094,564

	29,215,079	(12,110,694)	17,104,385

OPERATING INCOME BEFORE FINANCIAL RESULTS

	(5,379,435)	-	(5,379,435)

In addition, please find below the corrections made to the 2013 Financial Statements, as indicated in item (a) above:

	CONSOLIDATED			CONSOLIDATED
	12/31/2013			01/01/2013
	Originally presented	Adjustments	Resubmitted	Originally presented	Adjustments	Resubmitted

ASSETS
CURRENT
Cash and cash equivalent	3,597,583	-	3,597,583	2,501,515	-	2,501,515
Restricted Cash	879,801	-	879,801	3,509,323	-	3,509,323
Marketable securities	6,095,908	-	6,095,908	6,352,791	-	6,352,791
Clients	3,587,282	-	3,587,282	4,082,695	-	4,082,695
Financial Asset - Concessions and Itaipu	1,168,002	-	1,168,002	318,293	-	318,293
Financings and Loans	2,838,503	-	2,838,503	2,611,830	-	2,611,830
Fuel Consumption Account (CCC)	1,275,334	-	1,275,334	1,240,811	-	1,240,811
Return on shares held in companies	268,060	-	268,060	167,197	-	167,197
Recoverable taxes	839,767	-	839,767	1,498,726	-	1,498,726
Income Tax and Social Contribution	1,940,005	-	1,940,005	1,227,005	-	1,227,005
Right to Reimbursement	10,910,073	-	10,910,073	7,302,160	-	7,302,160
Warehouse (stockroom)	614,607	-	614,607	446,157	-	446,157
Stock of Nuclear Fuel	343,730	-	343,730	360,751	-	360,751
Indemnities - Lei nº 12.783/2013	3,476,495	-	3,476,495	8,882,836	-	8,882,836
Derivatives	108,339	-	108,339	249,265	-	249,265
Others	1,136,344	-	1,136,344	1,118,481	-	1,118,481

TOTAL CURRENT ASSETS	39,079,833	-	39,079,833	41,869,836	-	41,869,836

NON-CURRENT
LONG-TERM ASSETS
Right to Reimbursement	1,669,583	-	1,669,583	901,029	-	901,029
Financings and Loans	12,335,838	-	12,335,838	12,932,963	-	12,932,963
Clients	1,522,621	-	1,522,621	1,256,685	-	1,256,685
Marketable securities	192,580	-	192,580	400,370	-	400,370
Stock of Nuclear Fuel	507,488	-	507,488	481,495	-	481,495
Recoverable taxes	1,990,527	-	1,990,527	1,737,406	-	1,737,406
Income Tax and Social Contribution	3,010,574	-	3,010,574	4,854,337	-	4,854,337
Court guarantees and related deposits	2,877,516	-	2,877,516	2,691,114	-	2,691,114

Fuel Consumption Account (CCC)	16,275	-	16,275	521,097	-	521,097
Financial Asset - Concessions and Itaipu	23,704,037	-	23,704,037	22,915,696	-	22,915,696
Derivatives	107,816	-	107,816	223,099	-	223,099
Advances for Future Capital Increase	490,429	-	490,429	70,423	-	70,423
Indemnities - Law no. 12.783/2013	2,019,684	-	2,019,684	5,554,435	-	5,554,435
Others	618,508	-	618,508	647,682	-	647,682

	51,063,476	-	51,063,476	55,187,831	-	55,187,831

INVESTMENTS	17,414,993	-	17,414,993	14,677,150	-	14,677,150

FIXED ASSETS	30,038,514	208,991	30,247,505	29,494,833	220,015	29,714,848

INTANGIBLE ASSETS	788,582	-	788,582	1,204,563	-	1,204,563

TOTAL NON-CURRENT ASSETS	99,305,565	208,991	99,514,556	100,564,377	220,015	100,784,392

TOTAL ASSETS	138,385,398	208,991	138,594,389	142,434,213	220,015	142,654,228

	CONSOLIDATED			CONSOLIDATED
	12/31/2013			01/01/2013
	Originally presented	Adjustments	Resubmitted	Originally presented	Adjustments	Resubmitted
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT
Financings and Loans	1,969,765	-	1,969,765	1,337,279	-	1,337,279
Debentures	12,804	-	12,804	1,305	-	1,305
Financial Liabilities	-	-	-	787,115	-	787,115
Compulsory Loan	7,935	-	7,935	12,298	-	12,298
Suppliers	7,740,578	-	7,740,578	6,423,074	-	6,423,074
Advances from Clients	511,582	-	511,582	469,892	-	469,892
Payable taxes	839,426	-	839,426	814,422	-	814,422
Income Tax and Social Contribution	15,262	-	15,262	313,888	-	313,888
Fuel Consumption Account (CCC)	941,285	-	941,285	1,369,201	-	1,369,201
Payments to Shareholders	528,204	-	528,204	3,952,268	-	3,952,268
National Treasury Credits	39,494	-	39,494	131,047	-	131,047
Estimated Liabilities	1,288,713	-	1,288,713	1,173,678	-	1,173,678
Reimbursements	8,377,400	-	8,377,400	5,988,698	-	5,988,698
Benefits after employee termination	265,082	-	265,082	127,993	-	127,993
Provision for Contingencies	23,654	-	23,654	28,695	-	28,695
Regulatory Fees	714,862	-	714,862	654,230	-	654,230
Leasing	181,596	(114,431)	67,165	162,929	(102,381)	60,548
Concessions payable - use of public property	3,567	-	3,567	1,870	-	1,870
Derivatives	262,271	-	262,271	185,031	-	185,031
Others	2,011,256	-	2,011,256	1,399,559	-	1,399,559

TOTAL CURRENT LIABILITIES	25,734,736	(114,431)	25,620,305	25,334,472	(102,381)	25,232,091

NON-CURRENT

Financings and Loans	30,506,522	-	30,506,522	25,292,871	-	25,292,871
National Treasury Credits	-	-	-	37,072	-	37,072
Suppliers	791,293	-	791,293	-	-	-
Debentures	205,878	-	205,878	68,015	-	68,015

Advances from Clients	776,252	-	776,252	830,234	-	830,234
Compulsory Loan	358,905	-	358,905	321,894	-	321,894
Asset decommissioning obligations	1,136,342	-	1,136,342	988,490	-	988,490
Operating Allowances	1,061,490	-	1,061,490	1,005,908	-	1,005,908
Fuel Consumption Account (CCC)	455,455	-	455,455	2,401,069	-	2,401,069
Provision for Contingencies	5,695,104	-	5,695,104	5,100,389	-	5,100,389
Benefits after employee termination	1,218,688	-	1,218,688	2,774,791	-	2,774,791
Onerous Contracts	3,244,335	-	3,244,335	5,155,524	-	5,155,524
Reimbursements	2,317,708	-	2,317,708	1,801,059	-	1,801,059
Leasing	1,891,628	(564,966)	1,326,662	1,860,104	(466,278)	1,393,826
Concessions payable - use of public property	60,904	-	60,904	71,180	-	71,180
Advances for Future Capital Increase	174,570	-	174,570	161,308	-	161,308
Derivatives	195,378	-	195,378	291,252	-	291,252
Regulatory Fees	375,982	-	375,982	428,383	-	428,383
Payable taxes	892,950	-	892,950	620,397	-	620,397
Income Tax and Social Contribution	533,713	-	533,713	598,750	-	598,750
Others	68,657	-	68,657	10,458	-	10,458

TOTAL NON-CURRENT LIABILITIES	51,961,754	(564,966)	51,396,788	49,819,148	(466,278)	49,352,870

SHAREHOLDERS’ EQUITY
Capital stock	31,305,331	-	31,305,331	31,305,331	-	31,305,331
Capital Reserves	26,048,342	-	26,048,342	26,048,342	-	26,048,342
Profit Reserves	4,334,565	888,388	5,222,953	11,361,225	788,674	12,149,899
Asset Valuation Adjustments	68,368	-	68,368	208,672	-	208,672
Additional Proposed Dividend	433,962	-	433,962	433,962	-	433,962
Accumulated other comprehensive income	(1,696,858)	-	(1,696,858)	(2,273,587)	-	(2,273,587)
Non-controlling Shareholders Interest	195,198	-	195,198	196,648	-	196,648

TOTAL SHAREHOLDERS’ EQUITY	60,688,908	888,388	61,577,296	67,280,593	788,674	68,069,267

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	138,385,398	208,991	138,594,389	142,434,213	220,015	142,654,228

	CONSOLIDATED
	12/31/2013
	Originally presented	Adjustments	Resubmitted
NET OPERATING INCOME	23.835.644	-

OPERATING COSTS

Energy purchased for resale	(5.515.206)	-	(5.515.206)
Charges on the use of the electricity grid	(1.560.883)	-	(1.560.883)
Construction- Distribution	(1.013.684)	-	(1.013.684)
Construction - Transmission	(1.797.324)	-	(1.797.324)
Construction - Generation	(736.855)	-	(736.855)
Fuel for the production of energy	(1.492.368)	-	(1.492.368)

GROSS INCOME	11.719.324	-

OPERATING EXPENSES

Personnel, Material and Services	(9.244.586)	-	(9.244.586)
Compensation and indemnity	(405.809)	-	(405.809)
Depreciation	(1.285.351)	(11.024)	(1.296.375)
Amortization	(215.189)	-	(215.189)
Donations and contributions	(332.031)	-	(332.031)
Operating Allowances	(3.258.205)	-	(3.258.205)
Staff adjustment plan	(256.860)	-	(256.860)
Others	(2.089.704)	-	(2.089.704)

		(11.024)

OPERATING INCOME BEFORE FINANCIAL RESULTS	(5.368.411)	(11.024)	(5.379.435)

FINANCIAL RESULTS

Financial Revenues
Income from interests, commissions and fees	1.146.055	-	1.146.055
Revenues from financial investments	556.469	-	556.469
Moratorium add on electricity	305.404	-	305.404
Inflation adjustments	454.634	-	454.634
Exchange rate variation	539.059	-	539.059
Compensation from Indemnities – Law no. 12.783/13	441.024	-	441.024
Other financial revenues	269.666	-	269.666

Financial Expenses
Liabilities charges	(2.031.402)	-	(2.031.402)
Leasing charges	(379.771)	110.738	(269.033)
Charges on funds from shareholders	(189.967)	-	(189.967)
Losses with derivatives	(238.938)	-	(238.938)
Other financial expenses	(606.287)	-	(606.287)

	265.946	110.738	376.684

INCOME BEFORE EQUITY		99.714

RESULT OF EQUITY	177.768		177.768

RESULTS OF OPERATION BEFORE LAW N 12,783/2013		99.714

Effects – Law no 12,783/2013	-		-

RESULTS OF OPERATION AFTER LAW N 12,783/2013		99.714

Current Income Tax and Social Contribution	(60.424)	-	(60.424)

Deferred Income Tax and Social Contribution	(1.306.254)	-	(1.306.254)

NET PROFITS (LOSSES) OVER THE PERIOD		99.714

PORTION ALLOCATED TO CONTROLLERS	(6.286.663)	-	(6.286.663)
PORTION ALLOCATED TO NON CONTROLLERS	(4.712)	-	(4.712)

NET PROFITS (LOSSES) PER SHARE	(4,65)	0,08	(4,57)

c) Emphasis matters and qualifications in the auditors’ reports

Year ended on December 31, 2015

Emphasis

“Amounts receivable subject to approval by government

As described in Note 2.1 of the Financial Statement, at the end of fiscal year 2012, Eletrobras accepted the conditions for the early renewal of some generation and transmission concessions established by the Federal Government of Brazil, resulting in changes in the profitability of such concessions from 2013 and the right to compensation for certain residual balances of transmission and generation assets, subject to the approval of ANEEL. On December 31, 2015, the residual balances of generation and transmission assets, object of the indemnity, amount to R$ 10,972,365 thousand and were determined by Eletrobras based on its best estimates and on the interpretation of the legislation, and is subject to changes until the final approval and payment.”

The opinion of the Independent Auditor does not contain any comment with respect to this matter.

The 2nd Tranche of indemnities under Law 12,783/2013, as provided for in the Resolutions 596/2013 (generation) and 589/2013 (transmission), include the amounts which were not initially considered in the 1st tranche of indemnities that was recognized upon the publication of Law 12,783/2013 for the amount of R$ 14.437 billion, base date December 2012. As can be seen in the following table, the total amount claimed as the 2nd Tranche exceeded R$ 26.0 billion, on the base date of December 2012. According to the law, the compensation to be defined shall be calculated from the base date until the date of effective payment. Until December 2015, ANEEL had validated the compensation for damages to Eletrosul and Furnas, corresponding to the share of electricity transmission assets existing on May 31st, 2000, called Basic Network Existing System - RBSE and Other Transmission Facilities - RPC, not yet depreciated and amortized, as provided in the second paragraph of Article 15 of Law No. 12,783/13, totaling R$ 10.007 billion. Eletrobras has participated in discussions in class associations, ANEEL and the Mines and Energy Ministry to enable the beginning of these payments as of 2016 with profitability adjusted to the cost of equity and net of taxes, as this will be an important source of funds for investments to Eletrobras.

Up to December 2015, there was no regulation on the payment terms of such indemnities and, therefore, these were not accounted for in Eletrobras’ Financial Statements from December 31, 2015. On April 22, 2016, the Ordinance No. 120, from April 20, 2016, which regulates the conditions for receiving the compensation, was published. According to the mentioned rule, the values validated by ANEEL will become part of the Regulatory Compensation Base of electricity transmission utilities and the cost of capital will be added to the respective Annual Allowed Income. Such cost of capital will consist of compensation and depreciation portions, plus taxes due (“gross up”), subject to corporate law, and shall be recognized as of the 2017 tariff process, being adjusted and revised according to the concession agreement. The compensation and depreciation portions will be defined taking into account the methodologies for the Periodic Tariff Review of Revenues of Existing Concessionaires, as approved by ANEEL, and the Regulatory Compensation Base will be depreciated considering the residual useful life of assets and updated according to the National Index of Consumer Prices - IPCA. The cost of capital related to the period from December 2012 and the 2017 tariff process shall be paid based on the real and actual cost of capital of the transmission segment, as defined by ANEEL in the methodologies of the Periodic Tariff Revue of the Revenues of Concessionaires. As of the 2017 tariff process, the cost of capital will be paid according to the Weighted Average Cost of Capital - WACC, as defined by ANEEL, and shall be incorporated as of the 2017 tariff process for a period of eight years.

2nd Tranche: Claimed Amount R$ 26,427 million
Eletrobras’ companies	Registered million)	Amount (R$	Claimed million)	Amount (R$	Approved million)(1)	Amount (R$
	Generation(2)	Transmission	Generation	Transmission	Generation	Transmission
Eletronorte	-	1,733	-	2,926	-	-
Chesf	697	1,589	4,802	5,627	-	-
Furnas	996	4,530	1,312	10,699	-	9,000
Eletrosul	-	514	-	1,061	-	1,007
Total	1,693	8,366	6,114	20,313	-	10,007

Base date: December 2012

(1) Approved amounts will only be recognized in Eletrobras’ income after final definition of the amount and terms of payment by the Government

(2) The assets of thermal power plants were not covered by ANEEL Resolution No. 596/2014. An additional amount of $ 557 million is registered in Furnas and R$ 357 million in CGTEE.

“Operating continuity of subsidiaries and affiliates

As mentioned in Note 16 to the Financial Statements, the energy distribution subsidiaries and the generation companies Eletrobras Termonuclear SA (Eletronuclear) and Companhia de Geração Térmica d Energia Elétrica (CGTEE) have continuous losses in its operations, negative working capital and/or unsecured liabilities, and the affiliates Norte Energia S.A., Madeira Energia S.A., ESBR Participações S.A., São Manoel e Teles Pires Participações S.A. had a relevant negative working capital on December 31, 2015. Additionally, as described in Note 2, the concessions of these distribution subsidiaries expired on July 15, 2015 and to date there is no evidence of renewal. The continued operation of subsidiaries and affiliates mentioned above depends on maintaining the financial support from third parties, Eletrobras and/or other shareholders.”

The opinion of the Independent Auditor does not contain any comment with respect to this matter.

Eletrobras has investments in the subsidiaries and SPEs mentioned above, which have been investing significant amounts. These investments, according to estimates by the management of the investees, should be absorbed by the future revenues generated by the projects. The values of some of these projects already have realizable asset values adjusted for impairment provisions.

The continued operation of the mentioned companies depends on maintaining the financial support from third parties, Eletrobras and/or other shareholders.

In relation to distribution companies, the conditions for the extension of the distribution concessions for more thirty (30) years were regulated by Decree 8461/2015, provided the following criteria are fulfilled: (i) service quality efficiency to be determined by the indicators “Equivalent Duration of Internal Source Interruption per Consumer Unit” - DEC and “Equivalent Frequency of Internal Source Interruption per Consumer Unit” - FEC; (ii) economic and financial efficiency, to be determined by the EBITDA and debt levels; (iii) tariff models; (iv) Transparency and Governance. The concession agreements of Eletrobras’ distribution companies expired on July 7, 2015, however, they continue to be in force temporarily, under Article 42 of Law 8987/1995. During the 164th Extraordinary General Meeting of Shareholders of Eletrobras, held on December 28, 2015, the Board of Directors proposed, through the relevant Proposal by Directors, that the renewal of the concessions of Eletrobras’ distribution companies, except for CELG D , were conditioned to the following: (i) that the capital investment needed to meet the goals required by Aneel should be carried out directly by the Federal Government in the distribution companies; and (ii) that immediate measures be taken for any sale of these distributors by the end of 2016. At the request of the representative of the Federal Government, which intended to better study the subject and the model to be adopted in case of a decision in favor of the extension of distribution concessions, the issues concerning the extension of the concession agreements of the subsidiaries Cepisa, Ceal, Eletroacre, Ceron, Boa Vista, Amazonas Energia were excluded from the agenda, which is why those dealers requested, on December 28, 2015, an extension of the deadline to execute the respective amendment, pursuant to the Provisional Executive Order 706, from December 28, 2015, which granted those distributors 210 days from that date to executive the amendments. Within the 210 day-period mentioned above, such Eletrobras’ distributors will provide new studies for submission to the new Extraordinary General Meeting of Eletrobras.

Basis for the qualified opinion

“Risks related to compliance with laws and regulations - Car Wash

As mentioned in Note No. 4 of the financial statement, item XI, in connection with the investigation procedures by the federal public authorities in the operation known as “Car Wash” and its consequences, Eletrobras’ management has learned, through the media or otherwise, of the existence of alleged illegal acts, including alleged payment of bribes, by managers and former managers of construction companies involved in certain projects, employees and/or directors and/or officers of Eletrobras and/or its investees consolidated/or assessed according to the equity equivalence method.

As a result, and as approved by its Board of Directors, Eletrobras hired an independent company specialized in investigations related to the matter above and any breaches of laws and regulations of Brazil and the United States. Additionally, Eletrobras created an Independent Commission for the management and supervision of the investigation in progress, conducted by the independent company.

Since the investigation of these matters is still in progress, therefore, without any conclusive results, the possible impacts of the final resolution of these issues, on Eletrobras’ financial statements for the year ended December 31, 2015, are not known and could not be estimated by Eletrobras. Consequently, we were unable to determine whether there was a need for adjustments or disclosures as a result of these issues in these financial statements.

Qualified opinion

In our opinion, except for the possible effects of the matters described in the paragraph Basis for Qualified Opinion, the individual and consolidated financial statements fairly present, in all material respects, the individual and consolidated financial condition of Centrais Elétricas Brasileiras SA - Eletrobras as of December 31, 2015, and the individual and consolidated performance of its operations and cash flows for the year then ended in accordance with accounting practices adopted in Brazil and in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board. – IASB”.

In 2014 the “Operation Car Wash” was implemented to investigate, according to public information, the existence of an alleged scheme of corruption involving companies mainly responsible for works in the infrastructure sector in Brazil.

Because of the news published in the press in 2015 in connection with such operation involving companies that also provide services for Eletrobras Termonuclear SA - Eletronuclear (“Eletronuclear”) (UTN Angra 3), Eletrobras subsidiary, and for certain SPEs in which Eletrobras or its subsidiaries hold a stake, three internal investigation commissions were created in Eletrobras in order to verify the engagement processes of contractors by these companies. Considering the limitations of the working methods of these Commissions, the Board of Directors of Eletrobras decided to hire an law firm with the necessary expertise to conduct an independent investigation in order to assess possible irregularities in violation of the Foreign Corrupt Practice Act (FCPA), the Brazilian anti-corruption law and/or the Code of Ethics of Eletrobras, in certain projects, and the law firm Hogan Lovells was retained on June 10, 2015, for this purpose.

Such independent investigation is supervised by the Independent Commission for Research Management, whose creation was approved by the Board of Directors of Eletrobras on July 31, 2015, in order to guarantee the independence of the work developed by Hogan Lovells. This Commission is composed by Mrs. Ellen Gracie, a former Supreme Court Judge, by Mr. Durval José Soledade Santos, a former director of the SEC, and by Mr. Manuel Jeremias Leite Caldas, as the representative of the minority shareholders.

Still on Operation Car Wash, it is worth mentioning that on April 29, 2015, due to news that referred to an alleged corruption scheme, the then CEO of Eletronuclear, Mr. Othon Luiz Pinheiro da Silva required a leave of absence and on August 4, 2015 resigned. Mr. Othon Luiz Pinheiro da Silva is currently being charged in a criminal lawsuit to which Eletrobras participates as an assistant to the prosecution.

As for the construction of the plant Angra 3, it is worth mentioning that Eletronuclear suspended the electromechanical assembly and civil work agreements, and consórcio ANGRAMON filed a claim requiring the termination of its agreement. Such claim is still pending judgment.

Also regarding Eletronuclear, on April 15, 2016, due to the investigations in progress, the Board of Directors of Eletrobras dismissed 2 employees of Eletronuclear and Mr. Luiz Antonio Amorim Soares, technical officer of Eletronuclear. Similarly, on April 22, 2016, also by decision of the Board of Directors of Eletrobras, Mr. Edno Negrini, Administration and Finance Officer, was also dismissed.

As a result of the news citing the alleged involvement of the Director of Eletrobras Eletronorte, Eletrobras subsidiary, Mr. Adhemar Palocci, and the Director of Eletrobras, Mr. Valter Luiz Cardinal, in the alleged wrongdoing in connection with Operation Car Wash on July 31, 2015, both requested to leave their positions as directors of Eletronorte and Eletrobras, respectively, and on August 5, 2015 Mr. Valter Luiz Cardinal also waived his position in the Board of Directors of the companies CGTEE, Amazon GT and Eletrosul, all subsidiaries of Eletrobras. Messrs. Adhemar Palocci and Valter Luiz Cardinal are still absent.

As the research conducted by Hogan Lovells evolves and if it leads to findings and produces sufficient information and data for Eletrobras to assess, according to the laws of Brazil and the United States, any possible impacts on its Financial Statements, the relevant legal and regulatory provisions shall be applied.

Currently, as the investigation is still underway, it was not possible to identify and reflect on these Financial Statements possible impacts, if any, related to this subject.

Filing of Form 20F

Eletrobras has been in contact with the SEC and the NYSE“”, to discuss the procedures required to submit Forms 20-F related to fiscal years 2014 and 2015 aiming to avoid the delisting of ADS - American Deposit Shares issued by the Company listed on the NYSE.

However, on May 18, 2016, considering that Eletrobras said that it would not be able to timely submit the Forms F-20 by May 18, 2016, the trading of the American Deposit Shares (“ADS”) issued by was suspended at the NYSE (tickers EBR and EBR-B), starting with the Company delisting process.

As mentioned above, investigation works in progress, conducted by Hogan Lovells, were not concluded and, therefore, information available is not sufficient to allow the Company to evaluate, under the terms in Brazilian and US legislation, the possibility of impacts on the Financial Statements, to promote the submission of such Forms.

The Company mobilized financial, personnel, and third-party resources, voluntarily contracting agents and adopting appropriate measures, in compliance with requests presented by Hogan Lovells, the Investigation Management Commission, and the independent auditors, to strengthen its governance structure and ensure feasibility, with independence, of the investigation process. In this sense, the Company has hired experts in forensic accounting, criminal experts to act as assistant of the prosecution in a process related to the subsidiary Eletronuclear, expert in competitive and administrative law, and experts in corporate law.

Notwithstanding such efforts, the investigation schedule, as reported by Hogan Lovells, has been subject to delays due to difficulties to investigate certain Specific Purpose Entities – SPEs, where Eletrobras holds interest, due to limitations arising out of Brazilian laws. Eletrobras management has adopted possible measures, on the corporate and judicial perspectives, to gain access to data of such SPEs, however, it has not been successful to date.

Another essential point that has impacts on the schedule was the difficulty to access depositions and plea bargain agreements, which are held under secrecy, under the operation “Car Wash.”

Eletrobras has employed all efforts to develop procedures and methods that could be deemed satisfactory by SEC, NYSE, and independent auditors, in order to address this issue. However, to date, it is impossible to determine when Eletrobras will be able to submit Forms 20-F.

Failure to timely submit Forms 20-F for fiscal years 2014 and 2015 to SEC, exposes Eletrobras, even involuntarily, to non-compliance with permanent listing requirements set forth in Section 802.01E in the NYSE Manual for Listed Companies.

Regarding Form 20-F for fiscal year 2014, there is no possibility to have an extension of the term provided by the NYSE“”, according to the terms in Section 802.01E in the NYSE Manual for Listed Companies.

Thus, on May 18, 2016, Eletrobras received a notification from the NYSE s/n informing that the trading of ADS was suspended, from that date on, and that Eletrobras must, within ten (10) days, submit the preliminary appeal against this decision to the Committee of the Board of Directors of the NYSE and mention if it intends to have an oral hearing, at a date to be set, before said Committee. For that end, Eletrobras must pay the appeal fee of U$ 20,000 (twenty thousand dollars).

Eletrobras intends to submit all applicable appeals. During the suspension period, the ADS may be traded at the Over the Counter market (“OTC”), under the following tickers: (a) ADS (equivalent to Preferred Shares) CUSIP: 15234Q108 (OTC ticker: EBRBY); (b) ADS (equivalent to Common Shares): CUSIP: 15234Q207 (OTC ticker: EBRYY)

In addition, during the suspension process, holders of ADS EBR and EBR-B may request, to the Depositary Bank holding the Eletrobras ADS, JP Morgan, migration to the corresponding common shares (ELET3) and preferred shares class B (ELET6), that are traded, in Brazil, at the São Paulo Stock Exchange BM&FBovespa.

Eletrobras will continue to work aiming the conclusion of the current investigation independently and to submit Forms 20-F, as required by applicable laws.

Fiscal year ended December 31, 2014,:

Emphasis - Receivables subject to regulatory approval

“a. Impacts of Law no. 12,783/13

As described in Note 2, Eletrobras accepted the anticipated conditions for renewal of concessions in Provisional Measure 579 (Law no. 12,783/13), signed on December 4, 2012 regarding the renewal of contracts of the affected concessions.

The residual balances of transmission assets in May 31, 2000, as well as the residual balances of hydraulic generation in December 31, 2012, except for their respective basic projects, are being evaluated under the responsibility of Eletrobras and its respective reports will be shipped to the National Electric Energy Agency - ANEEL for approval, aiming to receive indemnification.

On December 31, 2014, the residual balance of generation and transmission assets mentioned above, make up respectively to R$ 8,253,130 thousand and R$ 1,483,540 thousand. They were also determined by Eletrobras from its best estimates and interpretation of the legislation and may change until its final approval and realization.

The residual balances of investments in thermal generation, on December 31, 2012, whose concessions are maturing between 2015 and 2017 and covered by that legislation, totaling, on December 31, 2014, R$ 1,216,322 thousand, were determined by Eletrobras based on its best estimates and the interpretation of the legislation. For these assets, there was not disclosed by the grantor methodology for calculating the indemnification value and it can be changed until their final approval and implementation. Our opinion does not contain reservation due to these issues.”

Emphasis - Operational Continuity subsidiaries and affiliates

“As mentioned in Note 15, the subsidiaries of the distribution segment and the controlled generation Thermal Electricity Generation Company (CGTEE) have recorded losses in its operations continuously and presented on December 31, 2014, a negative working capital of R$ 1,221,736 thousand and a net capital deficiency of R $ 3,355,404 thousand.

In addition, the associates Madeira Energia S.A., Energia Sustentável do Brasil Participações S.A., Manaus Transmissora de Energia S.A. and Teles Pires Participações S.A., in which Eletrobras participates with 39%, 20%, 30% and 49.42%, respectively, and the controlled Eletrobras Termonuclear S.A. (Eletronuclear)had, on December 31, 2014, a total of negative working capital of R $ 2,447,731 thousand.

Eletrobras maintains investments in the associates Norte Energia S.A., Madeira Energia S.A. and Energia Sustentável do Brasil Participações S.A and in the controlled Eletronuclear, which have invested significant amounts in the development of hydroelectric projects of Belo Monte, Santo Antonio, Jirau and Angra 3, respectively. These investments, according to estimates by the management of investees, should be absorbed by future revenues generated by the projects, except for the impairment of values of the related assets. The completion of works and consequent start of operations depend on the ability of these companies to obtain the necessary financial resources.

The operational continuity of subsidiaries and associated companies mentioned above depends on maintaining the financial support from third parties, Eletrobras and other shareholders. Additionally, as discussed in Note 2, the concessions these distributors will expire on July 15, 2015 and to date there is no evidence of renewal. Our opinion does not contain reservation due to these issues”

Emphasis - Risks related to compliance with laws and regulations

As mentioned in note 4, according to reports served in the media about the alleged involvement of Eletrobras and/or its subsidiaries in the investigative process moved by federal public authorities in the operation ‘‘Car Wash’’, Eletrobras management has taken some precautionary actions internally, in order to identify any breaches of laws and regulations related to the subject. Some of these actions are still in progress. However, based on the information known by Eletrobras to date, the Management believes that any impacts related to this subject, if any, would not be material in the financial statements relating to 2014. However, as the operation ‘‘Car Wash’’ is still ongoing, there is uncertainty about future developments arising from the investigative process conducted by the public authorities and their possible effects on the Company’s financial statements. Our opinion does not contain reservation due to these issues.”

Relating to the emphasis paragraphs above, the Executive Board considers that the individual and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil.

Specifically regarding the “Emphasis - Receivables subject to regulatory approval”, the Management of Eletrobras understands that in 2014 Eletrobras concentrated its efforts to obtain complementary values for the indemnification of the generation and transmission assets which had their concessions extended pursuant to Law no. 12,783/2013. Accordingly, in accordance with ANEEL Normative Resolutions no. 589/2013 and no. 596/2013, the concessionaires had concessions renewed in accordance with the Law no. 12,783/2013 could present appraisal valuation report in order to demonstrate that certain transmission and generation assets have not been fully amortized or depreciated at the time of renewal of the concession, and this fact entitles them to additional indemnification amounts. By December 2014, reports already submitted by the subsidiaries of Eletrobras to ANEEL totaled an amount of R$ 9,410 million of additional compensation. If we consider the reports already submitted by the subsidiaries of Eletrobras to ANEEL until March 2015, the claimed amount is increased to R$ 15,037 million in additional compensation. However, the effects and the consequent recognition of such additional compensation in the financial statements of Eletrobras are conditional to the approvals of values the pleaded by ANEEL and regulation, by the Granting Authority, of the conditions and form of payment of such amounts.

Regarding “Emphasis - operational continuity of subsidiaries and affiliates’’, the Management of Eletrobras understands that in 2014 Eletrobras’ subsidiaries engaged in the distribution segment generally posted a decrease in their levels of electricity losses. The Executive Board believes that the continued operation of the aforementioned subsidiaries depends on the financial support to those companies and, in the case of distribution companies, also depends on the regulation of conditions for the renewal of its concessions as provided by Law no. 12,783/2013. Compared to other companies, the emphasis comes to development projects in non-operational phase and therefore, Eletrobras has evaluated and constantly monitored the financial situation of each of them.

Finally, regarding the “Emphasis - Risks related to compliance with laws and regulations” the Management of Eletrobras clarifies that in 2014 the so-called operation “Car Wash” was triggered, investigating, according to public information, the existence of an alleged corruption scheme involving Brazilian companies responsible for work in the oil and gas sector in Brazil.

Because of the news published in the press in 2015 in connection with such operation involving companies that also provide services for the subsidiary Eletrobras Termonuclear SA - Eletronuclear (“Eletronuclear”) (UTN Angra 3) and for certain SPEs in which Eletrobras or its subsidiaries hold a stake, three internal investigation commissions were created in Eletrobras in order to verify the engagement processes of contractors by these companies. Considering the limitations of the working methods of these Commissions, the Board of Directors of Eletrobras decided to hire an law firm with the necessary expertise to conduct an independent investigation in order to assess possible irregularities in violation of the Foreign Corrupt Practice Act (FCPA), the Brazilian anti-corruption law and/or the Code of Ethics of Eletrobras, in certain projects, and the law firm Hogan Lovells was retained on June 10, 2015, for this purpose.

Such independent investigation is supervised by the Independent Commission for Research Management, whose creation was approved by the Board of Directors of Eletrobras on July 31, 2015, in order to guarantee the independence of the work developed by Hogan Lovells. This Commission is composed by Mrs. Ellen Gracie, a former Supreme Court Judge, by Mr. Durval José Soledade Santos, a former director of the SEC, and by Mr. Manuel Jeremias Leite Caldas, as the representative of the minority shareholders.

Still on Operation Car Wash, it is worth mentioning that on April 29, 2015, due to news that referred to an alleged corruption scheme, the then CEO of Eletronuclear, Mr. Othon Luiz Pinheiro da Silva required a leave of absence and on August 4, 2015 resigned. Mr. Othon Luiz Pinheiro da Silva is currently being charged in a criminal lawsuit to which Eletrobras requested to participate as an assistant to the prosecution.

As for the construction of the plant Angra 3, it is worth mentioning that Eletronuclear suspended the electromechanical assembly and civil work agreements, and consórcio AGRAMON filed a claim requiring the termination of its agreement. Such claim is still pending judgment.

As a result of the news citing the alleged involvement of the Director of Eletrobras Eletronorte, Mr. Adhemar Palocci, and the Director of Eletrobras, Mr. Valter Luiz Cardinal, in the alleged wrongdoing in connection with Operation Car Wash on July 31, 2015, both requested to leave their positions as directors of Eletronorte and Eletrobras, respectively, and on August 5, 2015 Mr. Valter Luiz Cardinal also requested a leave also from the Board of Directors of the companies CGTEE, Amazon GT and Eletrosul. Messrs. Adhemar Palocci and Valter Luiz Cardinal are still absent.

As the research conducted by Hogan Lovells evolves and if it leads to findings and produces sufficient information and data for Eletrobras to assess, according to the laws of Brazil and the United States, any possible impacts on the Financial Statements, the relevant legal and regulatory provisions shall be applied.

Currently, as the investigation is still underway, it was not possible to identify and reflect on these Financial Statements possible impacts, if any, related to this subject.

Because of the ongoing investigation procedures as described above, Eletrobras could not timely file the form 20-F for 2014, having been granted by the NYSE an extra period, up to May 18, 2016, to do so. The filing of the Form 20-F is one of the governance requirements for Eletrobras’ securities to be traded in that Stock Exchange.

Year ended on December 31, 2013

For the year ended December 31, 2013, the emphasis matters in the auditors’ report are described below:

“Emphasis – Effects of Law no. 12.783/2013

On September 11, 2012, as described in Note 2.1, the Federal Government issued Provisional Measure no. 579, regulating renewals of concessions for electricity generation, distribution and transmission, and also aiming to reduce sector charges. This Provisional Measure was converted on January 11, 2013, into Law no. 12,783/2013 and was regulated by Decree 7,891/2013, dated as of January 23, 2013. The new tariffs and the indemnification value for assets related to the concessions were released by Ordinance of the Ministry of Mines and Energy no. 579 and the Interministerial Ordinance of the Ministry of Mines and Energy and the Ministry of Finance no. 580, published in the extraordinary edition of the Official Gazette (Diário Oficial da União), on November 1, 2012.

Eletrobras accepted the conditions of early renewal of concessions set forth in Provisional Measure 579 (Law no. 12.783/13), signing on December 4, 2012 the respective amendments of concessions agreements, transferring all assets associated with the agreement to the Federal Union, under the Eletrobras’ management.

Regarding the concessionaires that chose to renew their electricity transmission concessions, reached by § 5 of Art. 17 of Law no. 9074 from 1995, Law no. 12,783/2013 in article 15, § 2, authorizes the grantor to pay, in the regulation’s form, the relative value of the non-depreciated assets existing on May 31, 2000, recorded by concessionaires and recognized by the National Electric Energy Agency – (Agência Nacional de Energia Elétrica – ANEEL). Eletrobras is preparing the valuation report of such assets for delivery to ANEEL, which will have a term of 150 days do issue a decision.

Additionally, with regards to generation projects, except for their basic designs, Decree no. 7,850/2012 in its Article 2 set forth that the concession holders should declare their intention to receive the indemnification until December 31, 2013 and, within 180 days beginning as of the date of such demonstration, present ANEEL, should present additional information necessary to calculate the share of investments in reversible assets made until 31 December 2012, and not yet amortized or depreciated. Eletrobras has issued its intention to ANEEL on a timely basis.

On December 31, 2013 and 2012, the amounts of generation and transmission assets framed in this situation corresponded to R$ 8,857,107 thousand and R$ 1,483,540 thousand, respectively, and were determined by management based on their best estimates and interpretation of laws and regulations mentioned above, as described in Note 2 and may suffer changes until the final approval of these amounts.

The value of thermal generation assets with concession terms ending between 2015 and 2017 and which are contemplated by the mentioned laws and regulations corresponded to R$ 1.205.289 thousand and R$ 1,684,047 thousand on December 31, 2013 and 2012, respectively, and were determined by management based on their best estimates and interpretation of the laws and regulations mentioned above, as described in Note 2 of the Financial Statements. For these assets, the grantor had not disclosed the indemnification amount and it also may suffer changes until their settlement.

However, the Auditor opinion has no exceptions regarding these matters.

Emphasis - Operational Continuity of Subsidiaries and Affiliates

We draw your attention to note 15 of the Financial Statements, which describes the controlled companies in the distribution segment and the controlled entity Companhia de Geração Térmica de Energia Elétrica, in the generation segment, have incurred in successive losses in operations and recorded excess of liabilities over current assets as of December 31, 2013, in the amount of R$ 4,052,324 thousand and a deficit of R$ 2,765,144 thousand.

As of December 31, 2013, Eletrobras holds investments in Norte Energia S.A., Madeira Energia S.A. and Interligação Elétrica do Madeira S.A., which have incurred significant expenses related to the development of the hydroelectric projects of Belo Monte and Santo Antônio. Such expenses, pursuant to estimates of the investee’s management, shall be absorbed by the future revenues of the projects. The conclusion of the construction work and the subsequent beginning of operations depend on the capacity of these entities to continue to obtain the proceeds required to continuity and conclusion of the projects. In addition, the investees Manaus Transmissora de Energia S.A. and Norte Brasil Transmissora de Energia S.A., on which Eletrobras holds interests of 49.50% and 49%, respectively, recorded excess of liabilities over current assets in the amounts of R$ 171,738 thousand and R$ 322,499 thousand.

As described in note 15 to the Financial Statements, the affiliate Centrais Elétricas Matogressenses S.A. – CEMAT recorded excess of liabilities over current assets in the amount of R$ 925,515 thousand as of December 31, 2013, and it belongs to the Group Rede Energia, which was undergoing judicial recovery and had its intervention decreed by the regulatory authority on August 30, 2012. Eletrobras recorded the assets related to loans receivable and investments in that company based on the criteria and assumptions described in Notes 9 and 15 of the Financial Statements.

The continuity of distribution controlled companies, of Companhia de Geração Térmica de Energia Elétrica and of the investees Norte Energia S.A., Madeira Energia S.A., Interligação Elétrica do Madeira S.A., Manaus Transmissora de Energia S.A. and Norte Brasil Transmissora de Energia S.A. depends on the maintenance of financial assistance by Eletrobras and other shareholders. The realization of assets regarding loans receivable from CEMAT depends on the success of the judicial recovery plan and on the results of the intervention, as well as on the new terms of negotiation with lenders. Our opinion is not qualified in respect of these matters.

Emphasis - Use of the equity method

As described in Note 3 of the Financial Statements, the individual financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of Centrais Elétricas Brasileiras S.A., these practices differ from IFRS, applicable to separate financial statements, only in relation to the valuation of investments in subsidiaries, affiliates and jointly-controlled subsidiaries using the equity equivalency method, whereas, for the purposes of IFRS, it would be used the cost or fair value method. Our opinion is not qualified in respect of these matters.”

Relating to the emphasis paragraphs above, the Executive Board considers that the individual and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of Eletrobras, these practices differ from IFRS applicable to separate financial statements only in relation to the valuation of investments in subsidiaries, associates and jointly controlled entities using the equity method, since under IFRS cost or fair value.

The Management believes that Eletrobras will be indemnified for values of transmission and generation assets covered in emphasis “Impact of Law No. 12.783/2013,” which were determined by management based on their best estimates and the interpretation of the applicable law. However, such compensation depends on final approval of the granting authority.

With respect to subsidiaries of the distribution segment, the Management of Eletrobras understands that in 2013 Eletrobras’ distribution companies generally posted a decrease in their levels of electricity losses. Additionally, it is worth informing that the realization of assets and loans receivable from CEMAT are directly linked to the implementation of judicial recovery plan and to the result of the intervention.

10.5 The directors should indicate and comment on critical accounting policies adopted by the issuer, in particular accounting estimates made by management on uncertain and relevant issues for the description of the financial condition and results that require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency exchange adjustments, environmental recovery costs, criteria for testing the recovery of assets and financial instruments

In applying the accounting policies, Eletrobras’ management must make judgments and prepare estimates about the carrying values of revenues, expenses, assets and liabilities, as well to disclose in the notes, at the base date of the financial statements, which are not easily obtained from other sources. The estimates and associated assumptions are based on historical experience and other factors considered relevant. The estimates and underlying assumptions are continuously reviewed. The effects resulting from revisions made to accounting estimates are recognized in the period in which the estimates are reviewed if the revision affects only that period, or also in subsequent periods if the revision affects both current and future periods.

Although these estimates and assumptions are continuously monitored and reviewed by Eletrobras and its subsidiaries, the materialization over the book value of revenues, expenses, assets and liabilities is inherently uncertain, for use during the review.

Please find below the main assumptions of accounting estimates evaluated as the most critical for Eletrobras and its subsidiaries, regarding the future and other key sources of uncertainty used, which may lead to significant adjustments to the carrying amounts of assets and liabilities in following periods:

Deferred tax assets and liabilities

The estimates of taxable income, the basis for the analysis of realization of net deferred tax assets are based on annual budgets and strategic plan, both reviewed periodically and in the history of profits. However, future taxable income may be higher or lower than estimates made by management when the need to register or not the deferred tax asset amount was defined.

Provision for impairment of long-lived assets

Eletrobras management adopts variables and assumptions in determining the recovery of long-lived assets in order to determine the recoverable value of assets and recognition of impairment when necessary. The management established judgments based on historical experience related to the asset, the group of assets or of the cash-generating unit that are applied. These judgments may not materialize in the future. Also, the useful life adopted by us is in accordance with the practices determined by ANEEL as applicable on assets linked to the concession of power, which may vary due to the periodic review of the economic useful life of assets, in force. Additionally, the useful life is limited to the concession term only for the operations based on ICPC-01/IFRIC 12.

Also the variables and assumptions used by us and its subsidiaries in determining discounted cash flows for recognition of impairment of long-lived assets may vary due to inherently uncertain events. These events include: maintenance of levels of energy consumption; growth rate of economic activity in the country; availability of water resources; and determination of the value of reversion at the end of the concession period. About this, there was adopted the premise that the compensation is contractually provided, when applicable: by the new replacement value (VNR) for generation and transmission and by the value of the regulatory asset base (BRR) for distribution. These are the bases used to determine the indemnity at the end of concession period for generation, transmission and distribution of electricity. Another significant variable is the discount rate used to discount cash flows.

During 2015, the subsidiary Eletronucelar decided to change the expected synergy percentage used to measure the calculation of the impairment of plant Angra 3. This change is prospective and aims to improve the financial information used in the assumptions used to calculate the impairment of the fixed assets of Angra 3.

Basis of determination of indemnification by the granting authority of concessions

Law 12,783/2013, enacted on January 11, 2013, defined the new replacement value (VNR) as the basis for the calculations of indemnifications by the granting authority with regards to public service concessions. We adopt, for the concessions not yet renewed, the assumption that the assets are reversible at the end of the concession contracts.

Following this assumption, for the concessions already renewed Eletrobras has maintained the receivables with the Federal Government relating to the Basic Network of the Existing System - RBSE, the investments made after the basic design of power plants and transmission lines (modernization and improvements), and the thermal generation assets. Such values are subject to approval by ANEEL.

Eletrobras has defined the new replacement value (NRV) as a way of measuring the amount to be indemnified by the granting authority for the share of generation and transmission assets not fully depreciated by the end of the concession. For such measurement, the Regulatory Asset Base – RAB was defined.

Useful life of fixed assets

Eletrobras adopts the criteria defined in ANEEL Resolution 367 of June 2, 2009, in determining the estimated useful life of fixed assets, limited to the concession term for the operations that are based on ICPC-01/IFRIC 12, pursuant to the understanding that they fairly represent such lifespan.

Provision for asset demobilization

Eletrobras recognizes provisions for decommissioning liabilities for the assets related to its thermonuclear power plants. In order to calculate the amount of the provision, assumptions and estimates are made regarding the discount rates, the expected decommissioning cost and removal of the entire power plant from the location and the expected period of the referred costs. The cost estimate is based on legal and environmental requirements for decommission and removal of the entire plant, as well as the prices of goods and services to be used at the end of the useful life.

Actuarial liabilities

Actuarial liabilities are determined by actuarial calculations prepared by independent actuaries based on the life expectancy of the participant (board AT-2000), average retirement age and inflation. However, the actual future results of the benefits may be different from those existing and registered in the accounting book.

Provision for labor, tax and civil risks

Provisions for labor, tax and civil risks, when applicable, are made for contingent tax, labor and civil risks expected as probable loss based, on the evaluation of management and internal and external legal counsel. The accrued amounts are recognized based on the estimated cost of the outcomes of the referred contingencies. Contingent risks with the expectation of possible loss are disclosed by the management, not being constituted a provision. This assessment is supported by the judgment of management, along with its legal counsel, considering case law, decisions in the courts, the history of any agreements and decisions, the experience of management and legal counsel, as well as other relevant aspects.

Allowance for doubtful accounts

Eletrobras recognizes an allowance for doubtful accounts for accounts receivable that management believes is unlikely to be collected in full. Clients’ PCLD is registered according to the amounts receivable from residential class consumers when overdue for more than ninety (90) days, from business consumers when overdue for more than 180 (one hundred eighty) days and from classes: industrial, rural, public agencies, public lighting, public services when overdue for more than 360 (three hundred sixty) days. For the establishment of the PCLD, Eletrobras also considers the individual analysis of receivables and the outstanding balance of each customer based on management’s experience in relation to the actual loss history and the existence of collaterals. The PCLD related to loans granted by Eletrobras is defined according to the amounts due and unpaid. The PCLD reversal is made once the debt is paid or renegotiated.

Evaluation of financial instruments

Eletrobras uses valuation techniques that include information that are not based on observable market data to estimate the fair value of certain types of financial instruments. Eletrobras’ management and its subsidiaries We believe that the selected valuation techniques and assumptions used are appropriate for determining the fair value of financial instruments.

Onerous contracts

Eletrobras uses the assumptions related to economic costs and benefits of each contract to determine the existence or not of an onerous contract. In the case of long term commitments as sale and purchase of energy, the estimate in determining the amount of provision for the future sale of the contract is the historical average Settlement of Differences Price (‘‘PLD’’) approved by its management as a basis for the calculation of the provision for onerous contracts exclusively for accounting, as well as the discount rate applied to the cash flows. The actual values of the PLD over the years may be higher or lower to the assumptions we used. In addition, Eletrobras may have onerous contracts on concessions where the current expected cost for operation and maintenance is not fully covered by the revenues.

Risks related to compliance with laws and regulations

In 2014, the so-called Operation Car Wash started, investigating, according to public information, the existence of an alleged corruption scheme involving companies responsible, mainly, for works in the infrastructure sector in Brazil.

Because of news published in the press in 2015 related to such Operation, involving companies that also provide services to Eletrobras Termonuclear S.A. – Eletronuclear (“Eletronuclear”) (UTN Angra 3), Eletrobras subsidiary, and certain specific purpose entities where Eletrobras or its affiliates hold interest, three (3) investigation committees at Eletrobras, in order to review the engagement of contractors by these companies. The mentioned commissions found no evidence of damage to Eletrobras, however, considering the limitations of the working methods used by these Committees, Board of Directors of Eletrobras decided to engage a firm with the necessary expertise to conduct an independent investigation in order to assess any irregularities that violate the Foreign Corrupt Practice Act (FCPA), the Brazilian anti-corruption law and/or Eletrobras’ code of ethics in relation to certain projects. As such, the law firm Hogan Lovells was engaged on June 10, 2015 for this purpose.

Such independent investigation is supervised by the Independent Commission for Research Management, whose creation was approved by the Board of Directors of Eletrobras on July 31, 2015, in order to guarantee the independence of the work developed by Hogan Lovells. This Commission is composed by Mrs. Ellen Gracie, a former Supreme Court Judge, by Mr. Durval José Soledade Santos, a former director of the SEC, and by Mr. Manuel Jeremias Leite Caldas, as the representative of the minority shareholders.

Still on Operation Car Wash, it is worth mentioning that on April 29, 2015, due to news that referred to an alleged corruption scheme, the then CEO of Eletronuclear, Mr. Othon Luiz Pinheiro da Silva required a leave of absence and on August 4, 2015 resigned. Mr. Othon Luiz Pinheiro da Silva is currently being charged in a criminal lawsuit to which Eletrobras participates as an assistant to the prosecution.

As for the construction of the plant Angra 3, it is worth mentioning that Eletronuclear suspended the electromechanical assembly and civil work agreements, and consórcio ANGRAMON filed a claim requiring the termination of its agreement. Such claim is still pending judgment.

Also regarding Eletronuclear, on April 15, 2016, due to the investigations in progress, the Board of Directors of Eletrobras dismissed 2 employees of Eletronuclear and Mr. Luiz Antonio Amorim Soares, technical officer of Eletronuclear. Similarly, on April 22, 2016, also by decision of the Board of Directors of Eletrobras, Mr. Edno Negrini, Administration and Finance Officer, was also dismissed.

As a result of the news citing the alleged involvement of the Director of Eletrobras Eletronorte, Eletrobras subsidiary, Mr. Adhemar Palocci, and the Director of Eletrobras, Mr. Valter Luiz Cardinal,

in the alleged wrongdoing in connection with Operation Car Wash on July 31, 2015, both requested to leave their positions as directors of Eletronorte and Eletrobras, respectively, and on August 5, 2015 Mr. Valter Luiz Cardinal has also waived his position in the Board of Directors of the companies CGTEE, Amazon GT and Eletrosul, all subsidiaries of Eletrobras. Messrs. Adhemar Palocci and Valter Luiz Cardinal are still absent.

As the research conducted by Hogan Lovells evolves and if it leads to findings and produces sufficient information and data for Eletrobras to assess, according to the laws of Brazil and the United States, any possible impacts on its Financial Statements, the relevant legal and regulatory provisions shall be applied.

Currently, as the investigation is still underway, it was not possible to identify and reflect on the Financial Statements possible impacts, if any, related to this subject.

Filing of Form 20F

Filing of Form 20F

Eletrobras has been in contact with the SEC and NYSE “”to discuss the procedures required to submit Forms 20-F related to fiscal years 2014 and 2015 aiming to avoid the delisting of ADS - American Deposit Shares issued by Eletrobras at the NYSE.

However, on May 18, 2016, considering that Eletrobras said that it would not be able to timely submit the Forms F-20 by May 18, 2016, the trading of the American Deposit Shares (“ADS”) issued by Eletrobras was suspended at the NYSE (tickers EBR and EBR-B), starting with Eletrobras delisting process.

As mentioned above, investigation works in progress, conducted by Hogan Lovells, were not concluded and, therefore, information available is not sufficient to allow Eletrobras to evaluate, under the terms in Brazilian and US legislation, the possibility of impacts on the Financial Statements, to promote the submission of such Forms.

Eletrobras mobilized financial, personnel, and third-party resources, voluntarily contracting agents and adopting appropriate measures, in compliance with requests presented by Hogan Lovells, the Investigation Management Commission, and the independent auditors, to strengthen its governance structure and ensure feasibility, with independence, of the investigation process. In this sense, Eletrobras has hired experts in forensic accounting, criminal experts to act as assistant of the prosecution in a process related to the subsidiary Eletronuclear, expert in competitive and administrative law, and experts in corporate law.

Notwithstanding such efforts, the investigation schedule, as reported by Hogan Lovells, has been subject to delays due to difficulties to investigate certain Specific Purpose Entities – SPEs, where Eletrobras holds interest, due to limitations arising out of Brazilian laws. Eletrobras management has adopted possible measures, on the corporate and judicial perspectives, to gain access to data of such SPEs, however, it has not been successful to date.

Another essential point that has impacts on the schedule was the difficulty to access depositions and plea bargain agreements, which are held under secrecy, under the operation “Car Wash.”

Eletrobras has employed all efforts to develop procedures and methods that could be deemed satisfactory by SEC, NYSE, and independent auditors, in order to address this issue. However, to date, it is impossible to determine when Eletrobras will be able to submit Forms 20-F.

Failure to timely submit Forms 20-F for fiscal years 2014 and 2015 to SEC, exposes Eletrobras, even involuntarily, to non-compliance with permanent listing requirements set forth in Section 802.01E in the NYSE Manual for Listed Companies.

Regarding Form 20-F for fiscal year 2014, there is no possibility to have an extension of the term provided by the NYSE “”, according to the terms in Section 802.01E in the NYSE Manual for Listed Companies.

Thus, on May 18, 2016, Eletrobras received a notification from the NYSE s/n informing that the trading of ADS was suspended, from that date on, and that Eletrobras must, within ten (10) days, submit the preliminary appeal against this decision to the Committee of the Board of Directors of the NYSE and mention if it intends to have an oral hearing, at a date to be set, before said Committee. For that end, Eletrobras must pay the appeal fee of U$ 20,000 (twenty thousand dollars).

Eletrobras intends to submit all applicable appeals. During the suspension period, the ADS may be traded at the Over the Counter market (“OTC”), under the following tickers: (a) ADS (equivalent to Preferred Shares) CUSIP: 15234Q108 (OTC ticker: EBRBY); (b) ADS (equivalent to Common Shares): CUSIP: 15234Q207 (OTC ticker: EBRYY)

In addition, during the suspension process, holders of ADS EBR and EBR-B may request, to the Depositary Bank holding the Eletrobras ADS, JP Morgan, migration to the corresponding common shares (ELET3) and preferred shares class B (ELET6), that are traded, in Brazil, at the São Paulo Stock Exchange BM&FBovespa.

Eletrobras will continue to work aiming the conclusion of the current investigation independently and to submit Forms 20-F, as required by applicable laws.

This issue was also addressed in Note number 4.1.1 – “Car Wash” of the Complete Financial Statements for the fiscal year ended in 2015.

10.6 Significant items not disclosed in financial statements

a)    Assets and liabilities held by the Company, directly or indirectly, not recorded on its balance sheet, such as: i) operating leases, active and passive ii) portfolios of written-off receivables over which the company holds risks and responsibilities, indicating their liabilities; iii) contracts for future purchase and sale of products or services; iv) unfinished construction contracts; and v) contracts for future receipt of funds.

All assets and liabilities held by Eletrobras are recorded on the balance sheet. Eletrobras does not maintain any transaction, agreement, obligation or other commitments in companies whose financial statements are not consolidated with its own or other transactions that can possibly result in a material effect, present or future, on its results or its financial condition, revenues or expenses, liquidity, investments, cash or any other non-recorded items in its financial statements. Accordingly, there are no assets or liabilities held by Eletrobras that are not accounted for on its balance sheet.

b) Other items not disclosed in the financial statements

There are no other material items not disclosed in the consolidated financial statements of Eletrobras.

10.7 – Comments about items not disclosed in the financial statements

Not applicable, as there are no other material items not disclosed in the consolidated financial statements of Eletrobras.

a) How such items change or may change the revenues, expenses, results of operation, expenses or other financial items of the issuer’s financial statements

Not applicable, as there are no other material items not disclosed in the consolidated financial statements of Eletrobras.

b)   Nature and purpose of the transaction

Not applicable, as there are no other material items not disclosed in the consolidated financial statements of Eletrobras.

c)   Nature and amount of obligations and rights created in favor of the issuer as a result of the transaction

Not applicable, as there are no other material items not disclosed in the consolidated financial statements of Eletrobras.

10.8 Business Plan

a)   investments, including: i) qualitative and quantitative description of ongoing and estimated investments; ii) sources of funds for the investments; iii) material ongoing and estimated divestments

Capital Expenditures

In the last five years, Eletrobras has invested an average of R$ 10.4 billion per year in expansion, modernization, research, infrastructure and environmental projects. Approximately 53.5% was invested in its generation segment, 33.6% in its transmission segment and the balance in its distribution segment and other investments.

Investments in 2015 (according to the table below) totaled R$ 10.4 billion, that is, 73.5% realization of the budget.

Eletrobras’ core business is generation and transmission and the Company intends to invest heavily in these segments in the upcoming years.

The Federal Government selects concessionaires to construct new generation units and transmission lines by auctions. Therefore, it is difficult to predict the precise amounts that the Company will invest in these segments going forward. Eletrobras is, however, working to secure a significant number of new contracts either alone or as part of a consortium including the private sector.

For 2016, the approved investment budget is R$ 13.1 billion, as approved under the terms in Decree no. 8,632, dated December 30, 2015.

Transmission

In 2015, the Company invested R$ 3.414 billion in transmission, as to know, R$ 2.261 billion in corporate transmission facilities and R$ 1.153 billion through SPEs, which represents 80% of the R$ 4.270 billion approved for the 2015 budget.

It stands out, in 2015, the 503 km increase of corporate and partnership transmission lines, in particular the following projects: Interconnection Completion in 500kV Luiz Gonzaga/Guaranhuns/Pau Ferro, in the states of Pernambuco and Paraíba, consisting of 653 km of transmission lines and also two new substations, run by the partnership Chesf subsidiary/CTEEP, with investments totaling R$ 942 million. In the state of Amazonas, Eletronorte put into operation the 230kV transmission line of Lechuga/Jorge Teixeira, which is 30 km long, and where R$ 66 million were invested. And in Rondônia, 44 km of 230kV transmission lines were added between SE Porto Velho and Collector Porto Velho, associated with the plants of Santo Antonio and Jirau. Both enterprises allow a better compliance with the demand in Manaus and Porto Velho.

Physical Aggregation of Transmission Lines and Substations

The following table includes Eletrobras’ transmission lines in Km for 2015, also indicating the total physical aggregation, for the same period, of the leveraged projects with the participation of Eletrobras.

Eletrobras’ companies	Corporate (a)	Corporate O&M (b)	SPEs % Eletrobras (c)	Total Eletrobras (a+b+c)	Eletrobras Physical Aggregation	Leveraged Physical Aggregation

Eletronorte	754	10,023	2,072	12,848	673	1,298

Chesf	1,281	18,604	1,509	21,394	616	1,056

Furnas	1,148	18,758	1,368	21,274	7	13

Eletrosul	1,294	9,426	1,087	11,807	-855	-1,302

Amazonas GT	439	0	0	439	439	439

Amazonas Energia	322	0	0	322	-378	-378

Total	5,238	56,811	6,036	68,085	503	1,126

The main factors that negatively affected the performance of Eletrobras’ companies in the transmission sector, during the 2015 fiscal year, are related to the failure to meet the project deadlines, especially caused by delays in the environmental licensing processes, imbalance in supply contracts arising from the devaluation of the Real, non-compliance with deadlines by some contractors, and finally land issues related to the passing of transmission lines through private properties or Indigenous lands.

Eletrosul’ transmission line decrease in 2015 is particularly justified by the transfer to Eletronorte of about 582 km of transmission lines from Norte Brasil Transmissora de Energia S.A. Regarding Amazonas Energia, the decrease was due to the unbundling of transmission assets to Amazon GT.

In terms of substations, there was an increase in the processing capacity of Eletrobras’ companies of 3,186 MVA, as to know 1,650 MVA in corporate projects and 1,536 MVA through SPEs. When considering the total transformation capacity of projects in which Eletrobras participates, in 2015, Eletrobras has contributed to the country with a 5,182 MVA increase.

Eletrobras’ companies	Addition - Substations existing in 2015 (Transformation Capacity – MVA)
	Corporate (a)	SPEs % Eletrobras (b)	Total Eletrobras (a+b)	Total SPE (c)	Total Leveraged (a+c)

Eletronorte	450	0	450	0	450

Chesf	1.200	1.323	2.523	2.700	3.900

Furnas	0	79	79	160	160

Eletrosul	0	134	134	672	672

Amazonas GT	0	0	0	0	0

Total	1.650	1.536	3.186	3.532	5.182

(b) Proportional to Eletrobras’ participation in the SPE;

(c) Takes into account SPEs’ total transformation capacity.

Generation

In 2015, the total investment in generation was R$ 5.675 billion, 76% of the R$ 7.461 billion approved for the 2015 budget.

It is important to note, in 2015, the expansion of the Wind Complex Livramento, the entry into operation of the Wind Complexes of Hermenegildo, VamCruz, Santo Sé II, Chapada do Piauí I, Geribatu, Chuí and Serra das Vacas, as well as the inclusion of new generating units of UHE Santo Antonio and Jirau. In contrast, the commercial operation of UTEs Presidente Medici (Phase A), São Jerônimo, Nutepa, Electron, Cidade Nova e Distrito was suspended.

Distribution

Eletrobras’ companies invested R$ 1 billion in distribution in 2015, representing approximately 59.8% of the R$ 1.7 billion expected. In 2015, 193,398 new units have been incorporated, a 2.9% growth compared to 2014, serving 700 cities in the States of Amazonas, Acre, Alagoas, Piauí, Rondônia, Goiás and the city of Boa Vista.

In 2015, performance in expansion was not so significant as in previous years, except for Celg D. Some adversities had to be overcome to avoid having expansion programs suffering in misalignment with government social programs. The progress of Expansion Work Programs was prejudiced due to the lack of source of financing to replace the Global Reversion Reserve – RGR. Despite these difficulties, works that included operational risks have been executed but the pace was appropriate to the “cash flow” of distribution companies, because of the use of their own financing funds, as well as funds from the World Bank (Energia+ Project Counterpart). Regarding Celg D, in 2015, the Investment Plan realized 92% of what had been approved in the annual budget, considered a very productive year regarding investments to strengthen and improve the Electric System, therefore, there were few difficulties along the year.

Strategic Planning

The challenges posed by the current context of the Brazilian electric sector caused Eletrobras, throughout 2015, to focus in a further reduction of costs in relation to its revenue, in restructuring its business processes and in the optimization of efforts by Eletrobras’ companies, based on Eletrobras’ 2015-2030 Strategic Plan, which guides the activities of the companies through five strategic guidelines outlined below:

Guideline	Description

Superior Economic and Financial Performance	Improvement of the technical, economic and financial management of projects and adjustment of the financial structure to the new corporate management model of Eletrobras System.
Sustainable Expansion

Maintenance of Eletrobras System leadership in the Brazilian electric sector and a more significant presence abroad, in addition to the development of a portfolio of experiments in order to sustain its competitiveness.

Operating Efficiency	Development of asset revitalization and efficiency plans to meet the regulatory standards and the adoption of best practices.
Excellence in People and Culture of Excellence	Perfecting of the People Management model in the Eletrobras System.

Readjustment of the Business, Governance and Management Model

Changes in Eletrobras System in view of the new regulatory framework on the Brazilian electricity sector. They include issues such as the review of corporate logic, the strengthening of bylaws, the adequacy of the organizational structure of the holding company and Eletrobras’ companies, the readjustment of processes and systems and the sustainable management of financial resources.

This Plan includes 14 strategic objectives to be achieved. Each of them is associated with one of the five strategic guidelines presented as per the following figure:

Superior Economic and Financial Performance	Ensure adequate return on investments and activities				Ensure the financial sustainability of the Eletrobras System
Sustainable Expansion	Expand the GT electricity business in a competitive and cost-effective manner	Selectively expand the international action in GT, in line with the company’s business	Intensify the integrated performance in PDI and measure its contribution to the results of the Eletrobras System		Operating Efficiency	Improve the electricity GTD business in a competitive and cost-effective manner	Minimize internal and external institutional ties to ensure performance in competitive conditions
Excellence in People and Culture of Excellence	Attract, develop and retain talent for the Eletrobras System				Adapt people management processes to new business management model
Readjustment of the Business, Governance and Management Model	Deploy a new business and organizational management model that ensures an integrated, cost-effective and competitive performance		Improve corporate governance based on the best market practices	Enhance the management of businesses, investments and partnerships	Ensure that the projects are sustainable development vectors for their surrounding areas	Leverage the reputation, credibility and trust on the Eletrobras System towards its employees, the market and society

Eletrobras’ Business and Management Plan (PDNG) for the five-year period (2015-2019), approved by the Board of Directors on July 31, 2015, appears as the first deployment of the 2015-2030 Strategic Plan, comprising goals and projects for the achievement of these strategic objectives presented, while continuing to be in line with Eletrobras’ Corporate Identity - Mission, 2030 Vision and Values.

It is an evolution of the previous PDNG, referring to the five-year period from 2014 to 2018, as it considers a scenario more adherent to the current context of the electricity sector, with the maintenance of investments for projects already contracted, the addition of new projects respecting the investment capacity and the borrowing limit of each of Eletrobras’ companies, as well as adjustment measures to adjust costs.

From 2015 to 2019, in this scenario, the expectation is for investments of R$ 50.3 billion and for a decrease of 17.3% in comparison with the 2014-2018 five-year period. This amount will be reviewed in the 2016-2020 PDNG according to the adverse macroeconomic and sectoral conditions. The figure shows the investments per business for the period:

From this total, approximately R$ 35 billion (69.2%) are expected to be used in the expansion of the plant park and transmission lines, while R$ 2.5 billion (5.0%) shall be used for power distribution expansion. For the modernization and maintenance of generation, transmission and distribution assets, R$ 11.3 billion will be invested, of which 85.8% refer to generation and transmission. R$ 1.5 billion will be invested in infrastructure.

With regard to the actions integrating the PDNG, as Eletrobras will discuss in more details in the following chapters, we highlight the following in 2015:

●	The expansion of Eletrobras’ electricity generation and transmission businesses, as shown in Chapters 5 and 6. With this physical growth, Eletrobras’ market share remains relevant.

●

The presentation to Eletrobras’ Executive Board and Board of Directors of the proposal for a new business, governance and management model for Eletrobras’ companies, contemplating a readjustment of the corporate and organizational structures. With regard to the electricity distribution business restructuring, the sale of the shares held by Eletrobras in CELG D - CELG Distribuição S.A. was approved during the 164th Extraordinary Meeting of Shareholders on December 28, 2015;

●

Cumulative reduction of PMSO (Personnel, Materials, Third-Party Services and Others), especially after the implementation of the Termination Incentive Plan (PID, for the acronym in Portuguese) in Eletrobras’ companies, as discussed in Chapter 10;

●

Delivery to ANEEL of evaluations carried out by Eletrobras generation and transmission companies to identify the supplements to indemnities related to assets whose concessions were renewed in accordance with Law 12,783/13, as discussed in Chapter 3 below;

●

The restructuring of the Eletrobras System Investment Committee (CISE, for the acronym in Portuguese), by changing its participants and refining its work processes, in order to strengthen the management of investments in the generation, transmission and distribution businesses, supporting the decision making of Eletrobras’ Executive Board and the Board of Directors;

●

The inclusion of Eletrobras, for the ninth consecutive year, in the Corporate Sustainability Index (ISE, for the acronym in Portuguese) of the São Paulo Stock Exchange (BM&FBovespa), reflecting the commitment of Eletrobras’ companies and their employees to continuously promote the improvement of their business practices, based on ethics, transparency and social and environmental responsibility.

●

Establishment of the ERP Standard Implementation Program in Eletrobras’ companies - ProERP, in order to standardize their corporate information systems so as to support the implementation of a new business management model that ensures a uniform, integrated, profitable and competitive performance of Eletrobras System and contributes to the improvement of corporate governance based on best market practices, as discussed in Chapter 9.

●

Strengthening of investment management, through the restructuring of Eletrobras System Investment Committee - CISE (for the acronym in Portuguese) with the responsibility to provide early assessments on investments in corporate projects and partnerships, extended concessions, as well as on the acquisition of equity and disinvestments, relating to Eletrobras’ generation, transmission and distribution businesses, supporting management decision-making. The Secretary of CISE is the Secretarial Department of Shareholding Information Control of Eletrobras holding company, responsible for the management of information and documents relating to the participation in other companies.

●

Approval of the SPEs Manual, which will support the improvement of the governance and management models of Eletrobras’ companies that hold shares in SPEs, through the proposition of practices that strengthen the development of new businesses and the management of such shareholdings.

●

Approval of the “Policy of Special Purpose Entity Representatives”, in line with the best market practices, establishing the necessary guidelines for the selection process, indication, performance evaluation and training of representatives of Eletrobras’ companies in the Management and Supervisory Board of SPEs.

Investment Program:

In 2015, the Company invested R$ 11,4 billion, equivalent to 73% of the total estimate for the period. It is important to note that the investments that were not made in the implementation of the thermonuclear plant Angra III, which operation go live was postponed to December 2020, the non-financial investments in Teles Pires and the smaller investment in works of reinforcements and improvements of the Electricity Transmission System in the Northeast contributed to this achievement.

Nature of Investments (R$ Millions)	2016 Estimate	2015 Estimate	Total Realized in 2015	(%)	2014	2013	2012
Subtotal Own Investments	10,477.98	8,915.35	6,059.52	67.97%	6,264.54	7,259.06	5,924.11
Generation	4,500.97	3,007.14	2,162.98	71.93%	2,182.88	2,630.91	1,770.95
Transmission	1,314.61	2,495.03	1,855.35	74.36%	2,111.04	2,281.84	1,638.74
Distribution	1,343.25	1,402.11	791.20	56.43%	577.46	741.17	837.22
Maintenance - Generation	442.36	497.49	330.97	66.53%	393.75	427.40	511.56
Maintenance - Transmission	1,402.57	502.23	405.51	80.74%	477.95	472.21	401.18
Maintenance - Distribution	897.55	271.38	212.19	78.19%	151.35	204.38	218.78
Outros (Research, Infrastructure and Environmental Quality)	576.67	739.97	301.33	40.72%	370.10	501.16	545.68
Subtotal Financial Investments	2,683.00	5,229.51	4,334.26	82.88%	5,140.80	3,964.71	3,103.69
Generation	1,609.40	3,956.66	3,181.30	80.40%	3,703.65	3,219.39	2,109.14
Transmission	1,073.60	1,272.85	1,152.96	90.58%	1,437.14	745.32	994.56
Total	13,160.98	14,144.86	10,393.79	73.48%	11,405.33	11,223.77	9,027.80

Research and Development

Our research and planning activities are carried out by Cepel, a non-profit entity created in 1974 with the objective of supporting the technological development of the Brazilian electricity sector. Eletrobras is the primary sponsor of Cepel and participate in coordinating environmental planning and energy conservation programs. Cepel’s clients are its operating subsidiaries (including Itaipu and Eletrobras Eletronuclear) and other Brazilian and foreign electric utilities and other industries of the electricity sector. Cepel’s activities aim to achieve high-quality standards and productivity in the electricity sector through technological research and development. Cepel has a network of laboratories to undertake its activities, and maintains technical co-operation agreements with several international electrical energy research and development institutions. Cepel prioritizes strategic and structuring projects, with its activities being distributed among seven research areas, each one carried on by specifics department: (i) DEA – Energy Optimization and Environmental Issues Department; (ii) DRE – Electrical Networks Department; (iii) DAS – Systems Automation Department; (iv) DLE – Lines and Stations Department; (v) DTD – Distribution Technology Department; (vi) DTE – Department of Special Technologies; and (vii) the Laboratories of Experimental Research – DPA and DPF Departments.

Eletrobras has a central group survey center that performs scientific studies, measurements, specialist analyses and other tests and analyses that are relevant to its core operations. This center has a certification from the Instituto Nacional de Metrologia (the Brazilian National Metrology Institute) that allows it to certify electrical equipment. Cepel also focuses on the development of energy efficiency projects including those relating to the generation of electricity from renewable sources such as solar and wind power. As part of this focus, Cepel’s structure includes the following projects: (i) the Centro de Referência para Energia Solar e Eólica Sérgio de Salvo Brito (National Reference Center for Solar and Wind Powered Energy of Salvo Brito); (ii) the Casa Solar Eficiente (Solar Efficient House); and (iii) the Centro de Aplicação de Tecnologias Eficientes (Center for the Application of Efficient Technologies).

Currently, Cepel plays the role of Executive Secretariat of the Technology Policy Committee - CPT of Eletrobras’ companies, a structure that, from 2012, came to discuss an integrated way the corporate issues of P&D+I and technology, defining policies, guidelines, strategies and action plans. However, the beneficiaries of Cepel’s actions transcend Eletrobras’ companies, including ministries and sector organizations, for example, the Energy Research Company (“EPE”), the National Electric System Operator (“ONS”), the Board of Electricity Trading (“CCEE”) and ANEEL, as well as utilities and equipment manufacturers. in addition, the Centre participates in the preparation of the National Energy Plan and the Energy Expansion Decennial Plan prepared by EPE.

b) acquisitions of plants, equipment, patents or other assets which may materially influence the Company’s productive capacity

Eletrobras, on January 27, 2015, made the acquisition of control of distribution of Celg- Distribuição S.A.- Celg-D (“CELG-D”), a distribution concessionaire and marketer of electricity, having completed the acquisition of CELG D for R$ 59.5 million. The acquisition has aimed at the economic and financial recovery of CELG-D, which has approximately 2.7 million customers.

c) new services and products, including: i) description of ongoing research already published, ii) the total amounts spent by the Company in research to develop new products or services, iii) ongoing projects already announced, iv) the total amounts spent by the Company in development of new products or services

Research Projects Developed by CEPEL:

According to the Policy for Technology and Research, Development and Innovation (R&D+I), Cepel is an executor of central lines of research programs and projects in Technology and R & D + I for the Eletrobras’ companies, providing consultation and assistance on evaluating results in the management of technological knowledge and its application.

In 2015, Cepel has developed 85 projects of R&D+I for the Eletrobras’ companies, in the following areas: Energy and Environment Optimization; Electrical networks; Automation Systems; Lines and stations; Distribution technology; Special technologies; and Experimental Research.

Other Projects

In addition to its international expansion project, Eletrobras ordinarily develops feasibility studies for generation, transmission and distribution projects that may increase the Company’s revenues. If those projects are considered feasible and if proper authorization is obtained, Eletrobras may invest in those projects and the transaction will be properly announced to the market.

Amount spent by Eletrobras in the development of new products and services

The amounts recorded by Eletrobras in respect of research and development, environmental quality and infrastructure amounted to R$ 301 million on December 31, 2015, compared to R$ 370 million and R$ 402.2 million in the fiscal years ended on December 31, 2014 and 2013, respectively.

10.9 Comment on other factors with material influence on the results of operation and that were not identified or commented on in other items in this section

Social Responsibility

Eletrobras, mindful of its mission to “work in the energy markets in an integrated, profitable and sustainable way”, supports social, cultural, sports and institutional projects relevant to the development of Brazilian society in different segments.

Eletrobras’ social commitment toward all its stakeholders is essential for the sustainability and growth of its business.

For this reason, in December 2015, the Voluntary Service Eletrobras Program has been released, for purposes of increasing the potential the exercise of citizenship in its collaborators, thus strengthening the organizational culture, the proximity with the community where it acts, the human and professional development, thus causing increasingly better results strengthening the Organizational Environment of the Company. By means of voluntary actions with non-profit and well-known organizations, Eletrobras volunteers make time, knowledge, and talent available spontaneously and without payment, for social causes. Since the release of the Program, in 2015, there have been no amounts invested.

In addition, aligned with the Federal Government Program, public policies, legislation, and the Social Responsibility Policy of Eletrobras’ companies , Eletrobras has proceeded with its commitment with social responsibility and continued with social projects in the education and employment and income generation segments, as well as projects sponsored by the company, associating the Eletrobras brand to projects that promote culture and sports in the country, as well as events that have technical and scientific relevance.

Below we list some of the social responsibility agreements executed by the Eletrobras holding, in 2015:

Agreement	Social Project	Location	Line of action	Beneficiaries	Value transferred(R$)
ECV-PCS-006/2012	“Semeando a Cidadania”	Candiota-RS	Education	115	71,262.20
ECV-PCS-003/2013	“Orquestra Filarmônica de Candiota”	Candiota-RS	Education	60	0
ECV-PCS-002/2013	CCP Leite Legal	Rurópolis / PA	Income and Employment Generation	71	0
TC-DS-C-0095/2013	Support and assistance to Kayapó in the West	Terras indígenas Baú e Menkgragnoti / PA	Income and Employment Generation and territorial development	1,500	0
Total				1,746	71,262.20

As seen above, in the context of social actions and projects, Eletrobras has continued with the long term project with Kayapó indigenous communities that leave in the Western border of the Xingu river, in the South of the state of Pará, region with indirect impact of Usina Hidrelétrica de Belo Monte, under construction. In 2015, projects have been concluded with Kayapó indigenous communities that leave in the Eastern border of the Xingu river and that will be executed in 2016. These projects aim income generation and valuation of the culture of these communities.

It is also worth mentioning other projects performed in areas close to Eletrobras enterprises as the opening of the Community Production Center (CCP) “Leite Legal”, which is the result of an agreement executed between Eletrobras and the Cooperativa Agroleiteira Transamazônica (Coopetra) which partnership has also allowed deployment of 3 CCPs in the city of Rurópolis-PA, located at the intersection of Rodovia Transamazônica (BR-230) and Rodovia Cuiabá-Santarém (BR-163), in the region of the Tapajós basin. This is a project that aims milk processing, adding value to the product, offering income increase to producers.

Additional to those, there have also been 2 social projects in Candiota, because of the enterprise that connects Brazil and Uruguay: the “Semeando a Cidadania” and “Orquestra Filarmônica de Candiota” projects. The first one aims to offer opportunities of professional qualification to youngsters and adults in the city of Candiota, thus allowing equal conditions to access the labor market, promoting social inclusion and better life quality, while promoting the local and regional development. The second project aims to offer access to culture and qualify young people from the city of Candiota to learn to play a musical instrument. The result was the creation of the philharmonic orchestra of Candiota.

Specifically, in terms of sponsorships, the main beneficiaries have been, in 2015, projects related to energy issues (Sponsorship Program to Energy Sector Events 2015) and cultural related to popular arts and music. In 2015, according to the terms in the Sponsorship Policy of Eletrobras’ companies, we aimed to support projects that offer the expected return, valuing innovative, creative, and original cultural actions that could, at the same time, add value to the Eletrobras’ companies brand and value the cultural richness in several regions of Brazil.

The Eletrobras holding has developed a Methodology to Evaluate Sponsorship Projects, which is a metric tool that analyses the cost and benefit of projects and the results achieved upon conclusion of the events, adjusting the choice and the project analysis to technical evaluation criteria. In 2015, the methodology has been updated and optimized and has been regarded with great interest by other Brazilian state companies.

Find below the list of projects (culture and no-incentive) sponsored by Eletrobras, contracted, in 2015:

Cultural Projects with Incentives Contracted in 2015
Contract	Type of Project	Name of Project	Beneficiary	Contracted Value(R$) *
002/2015	Incentive Cultural	Presentation of Garantido and Caprichoso in Parintins 2015	Maná Produções, Comunicação e Eventos LTDA	R$ 700,000.00
006/2015	Incentive Cultural	Roda de Zamba: Cultura Itinerante	Instituto Cultural Padre Josimo	R$ 150,000.00
007/2015	Incentive Cultural	Lebanese Historical Clothing	Associação Cultural Brasil-Líbano	R$ 80,000.00
015/2015	Incentive Cultural	National Music Fest	VF Promoções e Publicidade Ltda	R$ 150,000.00
Total of cultural projects with incentive contracted in 2015				R$ 1,080,000.00

* The value refers to projects contracted in 2015 and not necessarily invoiced.

No-Incentive projects Contracted in 2015
Contract	Type of Project	Name of Project	Beneficiary	Contracted Value(R$) *
001/2015	No Incentive	Hydroelectric plants – step by step	Geraldo Magela Pereira	R$ 20,000.00
003/2015	No Incentive / Events Bid	12th National Summit of Agents of the Electrical Sector – ENASE	Canal Energia Internet Ltda	R$ 30,000.00
004/2015	No Incentive	V International Seminar of Administrative Law and Public Administration	ICP Cursos e Projects	R$ 80,000.00
005/2015	No Incentive / Events Bid	9th International Fair of Renewable Energy	All About Eventos LTDA	R$ 50,000.00
008/2015	No Incentive / Events Bid	9th Seminar of Power and Control Electronics – 9th SEPOC	Associação Grupo de Eletrônica de Potência de Controle	R$ 30,000.00
009/2015	No Incentive / Events Bid	12th Brazilian Congress of Energy Efficiency and ExpoEficiência 2015	ABESCO - Brazilian Association of das Empresas de Conservação de Energia	R$ 60,000.00
010/2015	No Incentive / Events Bid	Brazil WindPower 6th Business Fair	Canal Energia Internet Ltda	R$ 30,000.00
011/2015	No Incentive / Events Bid	CIGRE SC D1 2015 International Meeting and Colloquium	Comitê Nacional Brasileiro de Produção e Transmissão de Energia Elétrica – CIGRE-Brasil	R$ 40,000.00
012/2015	No Incentive / Events Bid	XXIII National Seminar of Energy Production and Transmission – SNPTEE	Comitê Nacional Brasileiro de Produção e Transmissão de Energia Elétrica – CIGRE-Brasil	R$ 100,000.00
013/2015	No Incentive	Industrial Forum of Productivity, Energy, and Business - FIPEN-	CIEMG	R$ 12,000.00
014/2015	No Incentive / Events Bid	XVIII SEPEF – Seminar of Financial and Economic Planning of the Electric Sector	Fundação Comitê de Gestão Empresarial	R$ 60,000.00
016/2015	No Incentive	Project Study in Management of Climate Risks	Conselho Empresarial Brasileiro para o Desenv.Sustentável	R$ 10,000.00
017/2015	No Incentive / Events Bid	XVI Brazilian Congress of Energy	FUNDAÇÃO COORDENAÇÃO DE PROJECTS, PESQUISAS E ESTUDO TECNOLÓGICOS - COPPETEC	R$ 60,000.00

No-Incentive projects Contracted in 2015
Contract	Type of Project	Name of Project	Beneficiary	Contracted Value(R$) *
018/2015	No Incentive	I Seminar of Commercial Law	Instituto Brasiliense de Direito Público - IDP	R$ 100,000.00
Total of no incentive projects contracted in 2015				R$ 682,000,00

* The value refers to projects contracted in 2015 and not necessarily invoiced.

Projects mentioned above include projects selected by the Eletrobras holding through public selection bid of Eletrobras’ companies for events related to the energy sector. Based on this process, Chesf has selected 1 project in the total value of R$ 100,000.00; Eletronuclear has selected 5 projects, in the total value of R$ 220,000.00; Furnas has selected 2 projects, in the total value of R$ 150,000.00; and Eletronorte has selected 3 projects, in the total value of R$ 200,000.00. Greatly successful, the process has consolidated the work developed in years for a selective process based on the principles of isonomy and transparency, aiming to contemplate events that allow promotion of technical knowledge within the electric sector. The return is expected to be not only association to the Eletrobras brand to excellence events, but also to events that drive main businesses of the Eletrobras’ companies.

The table below presents, for year 2015, the main disbursements of Eletrobras holding, in different categories of social projects and actions:

External Social Indicators: Values transferred in 2015		Holding
		2015	2014
1	Category Social Actions and Projects	-	-
1.1	Education	71,262.20	20,445.00
1.2	Health and Food Safety	-	-
1.3	Infrastructure	-	-
1.4	Income and Work Generation	-	143,196.00
1.5	Guarantee of Children and Adolescent Rights	-	-
1.6	Environment	-	-
1.7	Culture	-	-
1.8	Sports and Leisure	-	-
1.9	Promotion of citizenship	-	-
1.10	Territorial Development and Traditional Communities (Decree No. 6,040/07)	-	-
Subtotal Category Social Actions and Projects		R$ 71,262.20	R$ 163,641.00
2	Donations	-	-
2.1	Donations of Financial Funds:	-	-
2.1.1	Charity Donation	-	-
2.1.2	Donation to the Childhood and Adolescence Fund	-	-
2.1.3	Donation for emergency situations or public calamity	-	-
2.2	Donation of goods and services	-	-
2.3	Donation of goods that are not useful for the company	-	27,501.00
Subtotal Donations		R$ -	R$ 27,501.00
3	Voluntary Service	-	-
3.1	Investment in mobilization of voluntaries	-	-
3.2	Investment in support of voluntary activities	-	-
3.3	Employee time invested in voluntary work	-	-

Subtotal Voluntary Services		R$ -	R$ -
4	Sports Sponsorship	-	-
4.1	Incentive Sponsorship (Sport Incentive Law)	-	988,200.00
4.2	No Incentive Sponsorships	-	-
Subtotal Sports Sponsorships		R$ -	R$ 988,200.00
5	Cultural and Institutional Sponsorships	-	-
5.1	No Incentive Cultural Sponsorships	-	-
5.2	Incentive Cultural Sponsorships (Rouanet Law)	1,339,087.06	8.942.000.00
5.3	Institutional Sponsorships	639,460.00	2.436.221.62
Subtotal cultural and institutional sponsorships		R$ 1,978,547.06	R$ 11,378,221.62
Total Investments		R$ 2,049,809.26	R$ 12,557,563.62

As seen above, in 2015, Eletrobras has incurred in expenses with sponsorships in the cultural area in the total value of R$ 1,978,547.06; where R$ 639,460.00 aimed to no incentive projects and R$ 1,339,087.06 to incentive projects. There have been no sponsorships contracted for incentive or no incentive sports projects in 2015.

Regarding social responsibility, it should be mentioned that, as signatory of the UM Global Pact, of the Pro-Equality Program of Gender and Race of the Special Secretariat of WOMEN Policies of the Presidency of the Republic and the Principles of Empowering Women – joint initiative of Women UN and the Global Pact - Eletrobras progressively improves the promotion of equal opportunities for all people, and this is a commitment expressly set forth in the Code of Ethics of Eletrobras’ companies.

The results that could be highlighted since Eletrobras adherence to these commitments are: extension of health benefits to same-sex partners, gender channel to receive sexual manifestations and other gender discrimination, inclusion of diversity in Company publicity, 180-day maternity leave, constant educational actions that discuss issues like gender race, and diversity.

All the internal and external actions with a social aspect that are developed and supported by Eletrobras consider Company values and those values advocated by voluntary principles assumed by Eletrobras as the ones mentioned above. These values, therefore, are present in the criteria adopted to select projects and in their development, with results to society, as income improvement and education, and for the company, as improvement of the organizational environment.

Also, in the context of public policies and the Federal Decree No. 5,940/2006, since 2008, the Solidary Selective Collection has been adopted at Eletrobras developing the Solidary Selective Collection Program that aims to encourage conscious consumption and separation of recyclable residues to be destined to associations and cooperatives of recyclable materials. The Program has been developed at the Eletrobras Holding and no funds have been allocated. The Recyclable Material Cooperatives that receive the materials are selected by public call, and the last one has been promoted in 2014, with 2-year term, and the selected cooperative was Recooperar, located in the city of Itaboraí/RJ. In 2015, the company has sent over 33 tons of residues.

11.1 Disclosed Forecasts and Assumptions

Eletrobras does not disclose forecasts, in accordance with the option granted by article 20 of CVM Instruction no. 480/09.

See item 10.10 of this Reference Form for further information about future investments estimated by the Company.

11.2 Monitoring and changes to disclosed forecasts

In the last three fiscal years, the Company did not disclose any forecasts.

12.1 Description of the Company’s corporate structure

Eletrobras’ main management and governance bodies formally established and with regular functions are: (i) the Shareholders’ Meetings; (ii) the Board of Directors; (iii) the Executive Board; and (iv) the Fiscal CouncilFiscal Counci.

Pursuant to the applicable law and its by-laws, Eletrobras’ management is performed by its Board of Directors and its Executive Board. Only Brazilian citizens are eligible to be members of Eletrobras’ management. Members of the Board of Directors and Executive Board may be shareholders or not, but, in any case, a security may be required, as set forth in article 148 of Brazilian Corporate Law.

Eletrobras also has internal committees specialized in specific subjects aligned with Eletrobras’ interests.

a)    Responsibilities of each board and committee:

a.1) Shareholders’ Meetings

See item 12.2 below.

a.2) Board of Directors

The Board of Directors is a deliberative collegiate board, comprised of up to 10 members, responsible for establishing the Company’s main business guidelines, by initiative of its members or by proposal of the Executive Board. The Board of Directors is also responsible for Eletrobras’ highest control practices, for the oversight of compliance with the guidelines set by the Board and for monitoring the execution of approved programs and the Company’s results.

The duties designated to the Board of Directors by Eletrobras’ by-laws, in addition to those provided by Law, are the following:

I   - to decide on the organization of subsidiary companies or the termination of the Eletrobras participation in these companies;

II   – to discuss the association, directly or through subsidiaries or controlled companies, whether including the allocation of funds or not, for incorporating consortia or acquiring equity interests, whether controlling or not, in Brazil or abroad, which are intended, directly or indirectly, to explore the electric power generation or transmission pursuant to a concession or authorization;

III   – to define the policy for granting loans and financings, provided that no loans shall be granted to directors, supervisory directors, employees and to the controlling shareholder;

IV   - in addition to the duties imposed by Law to the Board of Directors, to act and approve financial contracts with amounts exceeding 0.02% of the Company`s Shareholders’ Equity, including, without limitation, grants of financing to public utility electric power companies controlled by Eletrobras and the obtainment of loans in Brazil and abroad;

V   - to approve the provision of security to loans obtained in Brazil or abroad, on behalf of public utility electric power companies under its control;

VI   - to decide on the organization of technical and scientific research entities which interest the electric power industry, as well as on granting loans and posting securities to those entities under its control;

VII   –  to convene the Shareholders Meeting, pursuant to the Brazilian Corporate Law, or whenever the Company deems convenient;

VIII- to determine the duties of the members of the Executive Board;

IX   - to propose capital increases, issuance of shares, subscription warranties and debentures by Eletrobras to the Shareholders Meeting, except as described in item X;

X   –  to authorize the purchase of its own shares, to be canceled or held in treasury for subsequent sale, and to decide on the issuance of non-convertible securities and simple, non-convertible debentures;

XI   - to decide on the negotiation of shares or debentures;

XII   - to authorize the sale of permanent assets and the creation of liens or pledges over such assets;

XIII   - to approve the revenues estimates, general allocation of expenses and investments estimates for Eletrobras in each fiscal year, overseeing the application of the funds;

XIV   - to elect and to dismiss the Company`s Executive Officers, to oversee its members, and to exam, at any time, Eletrobras’ books and reports;

XV   - approve the management reports and internal controls, as well as the accountability of Executive Officers;

XVI   - to select and to dismiss the Company’s independent auditors and to select and to dismiss the custodian of Eletrobras’ shares, responsible for the registration of the shares, in book-entry form, pursuant to the 1st paragraph of Article 7th of the by-laws;

XVII   - to establish the main guidelines of the Company’s corporate organization;

XVIII   – to select Eletrobras’ representatives to be appointed as members of the management of subsidiaries and associated companies, preferably, employees of Eletrobras or of its subsidiaries;

XIX   - to decide on expropriations;

XX   - to decide on relevant matters regarding Eletrobras’ activities; XXI

- to prepare and to amend Eletrobras internal regulations;

XXII   - to decide on the distribution of interim dividends and on the payment of interest on shareholders’ equity, as proposed by the Executive Board, pursuant to Article 33, item XI of the by-laws;

XXIII   – to grant vacations or licenses to the CEO;

XXIV   - to establish the number of bona fide positions in Eletrobras’ superior management instances, pursuant to the terms of item II, Article 52 of the by-laws;

XXV   – to approve the signing of the Corporate Performance Goals Agreements (CMDE), by means of which the companies of the Eletrobras’ companies agree to comply with the strategic guidelines set forth therein and to observe the strategic guidelines established by the controller’s department;

XXVI   – to evaluate the performance of the Executive Board and of the Board of Directors, in accordance with criteria established by internal regulations, aiming to assist shareholders in the process of reelecting officers and directors;

XXVII   – to decide on the creation, termination and operation of committees to support the Board of Directors in more detailed discussions about strategic studies, in accordance with law;

XXVIII   - to decide on cases not set forth in the by-laws; and

XXIX   – to submit to the Shareholders Meeting’s approval the management report, the balance sheet, the income statement, the statement of accrued profit and loss, the statement of sources and use of funds, as well as the proposal for the dividends distribution and the allocation of the exceeding amounts, including its opinion, the Fiscal CouncilFiscal Council opinion and the independent auditors report.

The Board of Directors of Eletrobras has Internal Rules.

To identify the respective names, functions, appointment dates, applicable rules and other information regarding the members of the Board of Directors, see items 12.6 and 12.8 below.

a.3) Executive Board

The Executive Board is responsible for managing the company’s business, pursuant to the strategic guidelines set forth by the Board of Directors. The Executive Board is comprised of seven members, including the CEO, and the Company’s bylaws establish their role and responsibilities.

The Company’s Executive Board is comprised of seven positions: Chief Executive Officer, Management Officer, Distribution Officer, Generation Officer, Chief Financial and Investor Relations Officer, Transmission Officer and Regulation Officer.

The Governance, Risk Management, and Compliance Officer was created upon deliberation by the Board of Directors in February 2016, but its structure has not been established.

The Executive Officers are appointed by the Board of Directors, and the Chief Executive Officer is selected among the Directors, apart from the Chairman. The meetings are held weekly and matters discussed are related to management of the Eletrobras’ companies businesses, based on the strategic guidelines established by the Board of Directors.

The Executive Board meets ordinarily every week, or extraordinarily whenever convened by the majority of its members or by the Chief Executive Officer. The Executive Board determines the general policy applicable to Eletrobras activities, is responsible for the matters relating to the business and daily operations of Eletrobras and is the higher instance for the implementation of the aforementioned guidelines. Pursuant to Eletrobras’ by-laws, the members of the Executive Board are not allowed to take part in discussions or to vote on matters in which they are otherwise interested. In addition, the Executive Officers may not serve as managers or consultants in private companies related to the electric power industry, except for Eletrobras’ subsidiaries, controlled companies, specific purpose entities and concessionaires controlled by the government in which Eletrobras holds equity interests.

In carrying out its duties, the Executive Board, especially:

I    - submit to the Board of Directors’ approval, proposals of fundamental guidelines of Eletrobras’ corporate organization, as well as the examination, decision and approval of the matters listed under items I to XXV of Article 25 of the by-laws, except for item “XXI”;

II    – manage Eletrobras, implement all actions and measures necessary for the faithful execution of guidelines and resolutions passed by the Board of Directors and, except for the cases of mandatory submission to the Board of Directors, to act and approve financial contracts with amounts exceeding 0.02% of the Company`s Shareholders’ Equity, including, without limitation, grants of financing to public utility electric power companies controlled by Eletrobras and the obtainment of loans in Brazil and abroad;

III    - establish administrative, technical, financial and accounting rules applicable to Eletrobras;

IV – prepare the Company’s budgets;

V    – approve changes in Eletrobras organizational structure under its supervision, including the creation, termination and operation of committees linked thereto;

VI    - approve plans on admission, career, access to benefits and discipline applicable to the Company’s employees;

VII    - approve the names indicated by the Directors to occupy positions directly under their supervision;

VIII    - issue an opinion for the admission, praise, punishment, transfer and dismissal of employees directly subordinated to the Executive Officers;

IX    – designate duties to the Executive Officers allowing individual decisions on matters included within the scope of their positions;

X    - delegate powers to members of the Executive Board and employees for the approval of expenses, establishing limits and conditions;

XI    – authorize, pursuant to the terms of applicable law, the temporary relocation abroad of Company’s employees to perform technical or professional development activities which are essential to its institutional mission abroad;

XII    - prepare, for each fiscal year, the balance sheet, the income statement, the statement of accrued profit and loss, the statement of sources and use of funds, the proposal for the dividends distribution and the payment of interest on shareholders’ equity and the allocation of the exceeding amounts, to be submitted for appreciation by the Board of Directors and its Fiscal CouncilFiscal Council, and for the examination and approval by the Shareholders Meeting;

XIII    - prepare plans for the issuance of convertible securities and debentures, submitted to the Board of Directors, which shall deliberate about such plans or submit them to the Shareholders’ Meeting, according to the case;

XIV    - establish administrative, technical, financial and accounting norms for the subsidiaries or entities in which Eletrobras has controlling interests;

XV    - control the activities of subsidiaries, controlled companies and entities in which Eletrobras holds a majority interest;

XVI    - appoint representatives of Eletrobras to participate in shareholders’ meetings of companies in which it holds an equity interest, providing its representatives with voting instructions;

XVII    - decide about the appointment of independent auditors for the subsidiaries;

XVIII    - issue its opinion on power generation concessions applied before ANEEL, including on technical, economic and financial compliance of nuclear power plants projects to the electric power concessionaires’ system; and

XIX    – conduct the activities designated by the Board of Directors.

The Executive Board of Eletrobras has Internal Rules.

For information on the specific attributions of each member of the Executive Board of Eletrobras, see item 12.1(d) of this Reference Form.

To identify the respective names, functions, appointment dates, applicable rules and other information regarding the members of the Board of Directors, see items 12.6 and 12.8 below.

a.4) Fiscal CouncilFiscal Council

In 2006, the Fiscal CouncilFiscal Council”s regiment was amended in order to comply with the requirements of Sarbanes-Oxley (SOX) and began to function as an Fiscal CouncilFiscal Council for SOX purposes. Eletrobras’ Fiscal CouncilFiscal Council is permanent and is comprised of five members appointed by the Annual Shareholders’ Meeting, for a one-year term-of-office: three members are appointed by the controlling shareholder (one is appointed by the Ministry of Finance, representing the National Treasury), one member is appointed by the minority common shareholders, and another member by the preferred shareholders. The Fiscal Council convenes on a monthly basis and, whenever necessary, joint meetings with the Board of Directors are held.

The members of the Fiscal Council shall meet regularly once a month and extraordinarily whenever convened by the Chairman of the Board of Directors, by the Company’s CEO or by any Executive Officer. The minimum quorums required for meeting and approval of matter in the Fiscal Council is of at least three members.

The Fiscal Council has the following duties established by Eletrobras’ by-laws, in addition to other duties imposed by law:

I    - to supervise, through any of its members, the actions of the managers and to check the accomplishment of its legal and statutory duties;

II    - to issue an opinion on the annual management report, including all additional information deemed necessary or useful to the Shareholders deliberation;

III    - to issue an opinion on the management proposals submitted to the Shareholders’ Meeting regarding changes to the capital stock, issuance of debentures or subscription warranties, investment plans or budgets, dividends distribution, transformation, incorporation, merger or spin-off;

IV    - to inform management, through any of its members, and in the event that management does not implement the necessary measures on behalf of Eletrobras’ interests, to the Shareholders’ Meeting, the mistakes, frauds or crimes detected by the Fiscal Council, and to suggest the proper responses thereto;

V   - to convene the Annual Shareholders Meeting in the event management delays the proper calling for more than one month, and to convene the Extraordinary Shareholders Meeting whenever there are urgent motives or reasons, listing the matters deemed as necessary in the meeting’s agenda;

VI   - to analyze, at least quarterly, the balance sheet and other financial statements prepared on a regular basis by Eletrobras;

VII   - to examine the financial statements for the fiscal year and to issue an opinion on them; and

VIII   - to perform the duties set forth on items I to VII in the event of liquidation of Eletrobras.

The Fiscal Council of Eletrobras has Internal Rules.

To identify the respective names, functions, appointment dates, applicable rules and other information regarding the members of the Board of Directors, see items 12.6 and 12.8 below.

a.5) Audit Superintendence

In 2011, the Company’s Executive Board created the Audit Superintendence (“CA”), reporting directly to the Board of Directors. The CA’s main duties are to manage the internal auditing activities and verify the adequacy and efficiency of the Company’s systems and internal controls, pursuant to the applicable laws and regulations, as well as the accomplishment of the Company’s plans, goals and policies, as defined by each of its divisions listed below:

(i)

Management and Control Service Department – CAO, which manages the planning actions and the management of the audit services, as well as provides support to the internal control bodies; it is divided between:

(a)	Internal Audit Management Division – CAOG; and
(b)	Control Bodies Support Division – CAOC.

(ii)	Internal Auditing Department – CAI, divided between:
(a)	Corporate Internal Auditing Division – CAIC, mainly responsible for carrying out internal auditing; and
(b)	Eletrobras’ companies Internal Auditing Division – CAIE, mainly responsible for carrying out internal auditing in the Eletrobras’ companies.

The Audit Superintendence of Eletrobras has Internal Rules.

  a.6) Committees

In 2014, the Board of Directors of Eletrobras (BDE) restructured its advising committees and Eletrobras’ Management now counts on three permanent committees, formed by members of the BDE. Such committees have the main objective of supporting the BDE to accomplish its duty to define Eletrobras’ main guidelines and the superior control of the Company, with specific roles of analyzing, monitoring and recommending specific matters for each Company’s business segment.

Sustainability Committee

This committee develops and coordinates integrated actions involving all Eletrobras’ companies, aiming to permit consistent development of the management and implementation of corporate sustainability, monitoring sustainability indexes for the creation of sustainable development tools. It coordinates the Sustainability Report’s related activities, including the DJSI questionnaire and ISE (Corporate Sustainability Index – BM&FBOVESPA). In addition, it is responsible for monitoring and evaluating the result of the implementation of internationally recognized sustainable management tools in the Eletrobras’ companies and for analyzing the awareness actions from Eletrobras’ companies’ staff about corporate sustainability.

The Sustainability Committee has Internal Rules.

Audit and Risk Committee

The duties of this committee are to monitor the accounting practices and disclosure of information, in order to ensure that such practices comply with the legal requirements and observe good corporate governance principles; to analyze the Independent Auditors’ Recommendation Report, as well as internal control reports on financial, accounting, legal and ethical aspects, prepared by the Internal Audit team, and to monitor the implementation of their recommendations; to monitor the Independent Auditors’ hiring process, pursuant to the applicable legislation and regulation; to receive and analyze information from the Executive Board about the Eletrobras’ efforts to develop and implement reliable internal controls to ensure compliance with Sarbanes-Oxley; to monitor the Eletrobras’ business risks and recommend mitigation actions to the Board of Directors; to analyze the Internal Auditing team’s actions and performance; to monitor procedures and issues before external control entities and to meet at least in a quarterly basis with the external auditors. One of the Committee’s members is an independent director and represent the minority shareholders, and no Executive Officer is a member thereof.

The Audit and Risk Committee of Eletrobras has Internal Rules.

Compensation and Personnel, Material, Services, and Others Management Committee

This committee monitors the execution of the human resources practices and policies, informing the Board of Directors about those results. In addition, it monitors the policy for organizational development and creation of mechanisms to encourage staff retention, monitors the implementation of variable compensation policies aiming to encourage individual and collective development, and evaluates succession and information management instruments. Board members and Executive Officers who are also employees are not allowed as members of the Compensation and Personnel, Material, Services, and Others Management Committee.

The Compensation and Personnel, Material, Services, and Others Management Committee of Eletrobras has Internal Rules.

b)     Date of Establishment of the Fiscal Council, if not permanent, and date of creation of committees.

Eletrobras’ Fiscal Council is permanent. Since its listing in NYSE, in 2008, the Fiscal Council acts as an Fiscal Council for purposes of compliance with the rules in the Sarbanes Oxley Act (SOX) and SEC regulations. For further information about the Fiscal Council, see item 12.1 (a.4) above.

Eletrobras’ committees were created respectively on the dates indicated below. For further information about the duties of each committee, see item 12.1 (a.5) of this Reference Form.

Committee’s Name	Date of Creation
Audit and Risk Committee	December 16, 2011.

Compensation and Personnel, Material. Services, and Others Management Committee[1]	December 16, 2011.

Sustainability Committee	November 14, 2006.

1. Name changed in 2014

Relationship between the management bodies

The purpose of Eletrobras’ Integrated Risk Management is to avoid any events that may negatively impact its strategic goals for the benefit of the preservation and generation of value and provision of transparent information to the market and its shareholders.

The risk management process of Eletrobras’ companies is governed by a corporate and unique Risk Management Policy approved by the Board of Directors, and is coordinated by Eletrobras’ holding, which provides a systemic view of results and its standardization across all companies.

According to the aforementioned policy, it is up to Eletrobras’ Board of Directors, advised by the Audit and Risk Committee, to decide on strategic issues concerning the risk management process, such as the degree of risk exposure that the company is willing to accept, its ranges of tolerance, addressing of risks with a material impact on business, the role of the Executive Board in the management of risks, as well as to approve the policy that should guide the entire process. The Executive Board of Eletrobras must sponsor the implementation of risk management in the company, allocate resources needed to process and set the appropriate infrastructure to the risk management activities and to adopt specific rules.

This process is performed by risks management and internal control departments and by the existing risk committees in each of Eletrobras’ companies, with the subsequent consolidation of results by the corresponding area in the holding. Companies should also make sure that the principles and guidelines of the Policy are complied with in the companies in which they hold shares.

The general process orientations given by the holding’s Risk Committee and the results obtained in the process are periodically reported to local governments, as well as to the Executive Board and to the Board of Directors of Eletrobras, through its Audit and Risk Committee.

In 2015, the Executive Board of Eletrobras approved the creation of the Superintendence of Compliance and Risk Management, linked to the Presidency of the holding company, concentrating all activities linked to risk management, internal controls and compliance. The measure is being replicated in other Eletrobras’ companies.

The methodological basis of the risk management process are the international standard ISO 31000: 2009 (Risk Management: Principles and Guidelines) and the frameworks of internal controls COSO ERM (Enterprise Risk Management Framework) and COSO 2013 (Internal Control - Integrated Framework). The adaptation to the latter occurred during 2015. According to this methodology, we start with the identification and consolidation, in matrix, of strategic, operational, financial and compliance risks to which companies are exposed, for further analysis, treatment and monitoring through specific processes developed by their respective owners.

Thus, the risk management process is divided into 5 steps:

● Identification: Step during which the risks to which the company is exposed, their triggering events, impacts and parties responsible are recognized and described. This stage is carried out with the participation of process managers and resulted in a corporate risk matrix for the Company that is reviewed every two years and is the basis for risk prioritizing activities for purposes of analysis and treatment. The reviews involve all System Companies, gathered in the Operational Risk and Internal Control Committee, and seek to keep the matrix updated with the changes in the legal, regulatory and business environments.

● Assessment: Step in which qualitative and quantitative analyzes are conducted by the risk and internal control management departments in order to define the impact and vulnerability attributes used in prioritizing the risks to be addressed. This includes the review and analysis of existing controls, and the calculation of any residual risks.

● Treatment: Stage during which the position the company will take in view of the current and potential exposure to a given risk is defined, according to the classical alternatives to avoid, mitigate (through action plans and internal controls), transfer (via insurance or hedge) or accept. This decision mainly depends on the company’s willingness to accept risks, as previously approved by its Board of Directors. Therefore, the risks acknowledged as most relevant in the context of Eletrobras’ Companies are prioritized and addressed through the implementation of action plans drawn up based on the technical recommendations of risk management and internal controls, in partnership with business managers, always considering the approved level of exposure.

● Monitoring: ongoing management activities and/or assessments, aimed at the monitoring of relevant risk indicators (KRIs); the supervision of the implementation and maintenance of defined action plans; and the verification of the reach of goals agreed with managers. The independent monitoring of action plans takes place through internal audits, within their regular work plans.

● Communication: Information on the process status must be permanently provided, at the same time of other stages, reaching all stakeholders, in particular the company’s management, being clear and objective, and complying with good governance practices required by the market and by the requirements of regulatory bodies such as CVM, SEC and TCU.

An important part of risk management activities refers to the necessary compliance by Eletrobras’ companies with the Sarbanes-Oxley Act (SOX), considering that Eletrobras has ADS (American Depositary Shares) Program listed on Level II of the NYSE. Eletrobras is subject to SEC’s regulation and supervision, and its control environment must be certified annually, which means that a review of its existing internal controls must be made and submitted to the independent evaluation of its external auditors. The internal control area supports managers in the construction of controls and in the preparation and monitoring of failure remediation plans.

Every year, Form 20-F is filed with SEC, containing the opinion of Management and its independent auditors regarding the internal control environment of Eletrobras’ companies that are deemed material. Internally, the monitoring of all actions required for this filing, as well as the proper implementation of action plans is the responsibility of Eletrobras’ Fiscal Council, which, as permitted by US law, had its powers expanded to act as an Fiscal Council, along the lines of that legislation. Monthly reports must be made to the Fiscal Council by independent auditors, Internal Audit and risk management and internal controls on the status of SOX Certification works.

Eletrobras’ Fiscal Council is the main body responsible for the effectiveness of Failure Remediation Program (PRD) which, since 2012, is led by the Executive Board for eliminating any failures in internal controls as pointed out in the tests ran by both the Management and independent auditors.

Additionally, as discussed in this chapter 12, Eletrobras’ Board of Directors has a specific Committee for purposes of support and advice on issues related to risk management, internal controls, accounting and auditing practices, called the Audit and Risk Committee.

Thus, Eletrobras’ management constantly monitors its business environment, seeking to reflect about its concerns as well as the concerns of investors and the market in general, in its risk management process.

Potential risk events considered most relevant, and as such are regularly evaluated by Management, are those related to the regulatory framework and renewal of concessions; fraud, corruption and unethical behavior; political and macroeconomic environment; new business and SPEs management; management of litigation liabilities; tariff review in the transmission, generation and distribution; hydrological risk; environmental risks, climate changes and environmental licensing; accounting and financial statements; availability of supplies; cash flow, funding and market risks.

The relationship between the Company’s management bodies, namely the Board of Directors, the Fiscal Council, the Executive Director and the other Statutory Committees is intrinsically linked to the performance of their duties. The Fiscal Council is responsible for overseeing the management activities of managers, especially in relation to the budget, finances and assets of the Company.

The Board of Directors is responsible for determining the guidelines to be followed by the Executive Board in the implementation of its business plan, always under the supervision of the Fiscal Council. In this sense, in order to ensure that the Company’s management bodies are on the same page, in 2015, four joint meetings between the Board of Directors and the Fiscal Council were held, in line with other governance standards adopted by the Company and, in 2016, expectations are that 4 to 6 joint meetings will be held. In addition, whenever necessary, the Fiscal Council may invite the Executive Board to participate in its meetings, either to provide information or to receive instructions which will later on be implemented by the Executive Board in its daily activities.

(c)   Mechanisms for evaluating the performance of each management body or committee and of its members, indicating the method used

Eletrobras does not evaluate its committees’ performance. The performance of the Board of Directors and Executive Board of the parent company is evaluated pursuant a specific methodology set forth in the Performance Evaluation Rules for the Board of Directors and Executive Board of Eletrobras, to ensure that the Executive Officers and Directors fulfill their roles pursuant to Eletrobras’ strategies, always considering the economic, environmental, and social impacts and risks, and also contribute to the diversity of knowledge and experience.

The parent company standardized this methodology and released its execution guidelines for all Eletrobras’ companies. The members of the Executive Board and of the Board of Directors conduct a self-evaluation and the evaluation of their own Board. Each member of the Board of Directors also evaluates the Executive Board. All Eletrobras’ companies formally implemented the performance evaluation rules for their Boards of Directors and Boards of Executive Officers in 2013.

At the beginning of each year, a performance assessment work plan is established and approved by the Executive Board and the Board of Directors, including the assessment schedule and the deadlines and responsibilities provided for each step of the process.

The Fiscal Council members’ compensation is fixed, pursuant the Law no. 9,292/1996, and their compensation is not affected by the results of the evaluation process, because there is no connection between their fixed compensation and their performance.

The Executive Officers are entitled to fixed and variable compensation, the latter structured as a profit sharing mechanism, which is calculated based on achievement of goals annually, determined by the Department of Coordination and Control of State-Controlled Companies (DEST), subject to the Ministry of Planning, Budget, and Management.

For further information on the compensation of managers of the Company, see item 13 in this Reference Form.

(d) Individual assignments and duties of the members of the Executive Board

Eletrobras’ Executive Board is comprised of the Chief Executive Officer and six other positions:

➢	Management;
➢	Distribution;
➢	Transmission;
➢	Generation;
➢	Regulation; and
➢	Financial and Investor Relations.

The Chief Executive Officer is responsible for:

(i) coordinating, together with the other Officers, the preparation of the matters proposed by the CEO to the Executive Board related to the exercise of voting rights in the common and extraordinary shareholders’ meetings for the controlled companies on which Eletrobras holds interests and voting rights; (ii) rendering legal services to the Executive Board of Eletrobras and coordinating the legal responses of Eletrobras in judicial matters; (iii) coordinating the development, management and monitoring of the Corporate Strategic Planning of Eletrobras; (iv) intermediating and facilitation the services and the relationship between the customers, employees and the Company; (v) coordinating the promotion of energetic efficiency related to the Federal Governmental Programs and to the entities within the Eletrobras group, in Brazil or abroad; (vi) supporting the Executive Board of Eletrobras in establishing a corporate communication and orientation channel with the controlled companies and other entities on which the Company elects members of the respective boards of directors; (vii) verifying the compliance with the directives and internal or external rules through the examination of procedures, records, files, documents, data, functions and activities performed by the Company; (viii) developing the policy for the relationship between the Eletrobras and the entities within the Eletrobras group and the society, coordinating press activities, internal communication, publicity, sponsorships and ceremonies; (ix) coordinating the interaction between Eletrobras and its controlled companies or other companies on which it holds a shareholding interest; (x) coordinating the interaction with the members of the Board of Directors and the Fiscal Council with the Executive Board and other stakeholders; (xi) accompanying the progress of bills of law related to the electricity sector those on which Eletrobras has interest on in the National Congress.

The Management Officer is responsible for:

(i) coordinating the collective bargaining process of Eletrobras’ companies; (ii) implementing goals and profit sharing plans in Eletrobras’ companies; (iii) preparing studies and support simulations for agreements with government authorities on wage policy; (iv) keeping the information of Eletrobras’ companies concerning the remuneration policies of its employees consolidated; (v) monitoring the activities of labor unions of the Electric Power Industry; (vi) the management of the FDT (Technological Development Fund), encouraging the development of institutions such as schools, universities, technical schools and training centers on matters related to the interests of the Company and of the Electric Power Industry; (vii) supervising the planning, training, organization, standardization and information management of Eletrobras and of identical actions for the National Electric Power Industry, as well as promoting the development of educational centers, universities, schools and training centers in matters related to the sector; (viii) promoting training and development of electric power companies, pursuant the complementary needs and the management of the Training and Development indicators of Eletrobras and the electric power industry; (ix) coordinating and performing the routine tasks to organize employees’ business trips; (x) running the program and meeting the needs of local, personnel and material transportation, by controlling the proper use of company vehicles; (xi) managing the reproduction of documents, directly or through third parties, controlling the copy center and equipment allocated in organizational units, producing printed and other graphic services; (xii) guiding and executing, directly or through third parties, tasks related to the Executive Board pantry and dining room; (xiii) collecting, registering and distributing the documentation for internal circulation and performing the reception, screening and registration, as well as shipping and distribution of mail outside the company, (xiv) maintaining the company’s vehicle fleet, proposing its replacement and sale when necessary; (xv) identifying, monitoring, registering and managing company’s assets; (xvi) coordinating and running the company’s paper recycling program; (xvii) managing Eletrobras’ own and rented real estate, (xviii) controlling and managing the insurance of chattels and real estate occupied by the company; (xix) planning and controlling the internal security system in order to ensure the protection of property and people in the company.

The Distribution Officer is responsible for:

(i) promoting the alignment between the management of the Distribution companies and the strategic planning of the Eletrobras’ companies; (ii) monitoring and evaluating the policies, strategies and ongoing processes in the Distribution companies, in compliance with the directives and business plan applicable to these companies; (iii) monitoring and evaluating the policies, strategies and implementation of projects in the electric power distribution area related to the ordinary technical and commercial services of its subsidiaries; (iv) coordinating the development, implementation and monitoring of management plans for the Distribution companies; (v) defining, simulating and monitoring the corporate management indicators for the Distribution companies; (vi) promoting and centralizing technical and institutional relationships with government entities and regulation agencies in the electric power distribution field; and (vii) coordinating the management of the Financial and Operational Performance Improvement Project for the Distribution companies held by Eletrobras – Project Energia +.

The Generation Officer is responsible for:

(i) leading the generation business expansion, and continuously monitoring the safety of electric power generation system of Eletrobras’ companies; (ii) monitoring the generation activities development and the electric power trading; (iii) setting the guidelines and monitoring the operational development and maintenance programs for operational units; (iv) promoting the exploitation of synergies and the best commercial practices for the generation business; (v) coordinating studies and generation expansion plans; (vi) monitoring and implementing investments programs and generation projects; (vii) coordinating environmental management actions, in order to guide and standardize Eletrobras’ companies procedures and to monitor the related actions of the generation segment; (viii) coordinating the relationship between Eletrobras and the Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica – CCEE), the National System Operator (Operador Nacional do Sistema – ONS) and Itaipu Binacional; and (ix) promoting the development and management of programs in the electricity sector.

The Transmission Officer is responsible for:

(i) leading the expansion, and continuously monitoring the safety of electric power transmission system of Eletrobras’ companies; (ii) monitoring of the electric power transmission activities development; (iii) setting the guidelines and monitoring the operational development and maintenance programs for operational transmission system; (iv) coordinating studies and transmission expansion plans interesting to Eletrobras; (v) promoting the exploitation of synergies and the best commercial practices for the transmission business; (vi) monitoring and implementing investments programs and transmission projects; (vii) coordinating environmental management actions, in order to guide and standardize Eletrobras’ companies procedures and to monitor the related actions for the transmission business; and (viii) coordinating the management of the operating performance of the Specific Purpose Entities – SPEs in the transmission segment of the Eletrobras’ companies, and handling the regulatory issues related to transmission of electricity.

The Regulation Officer is responsible for:

(i) accompanying the demands and matters related to the regulatory framework of the electricity sector; (ii) accompanying the processing of bills of law and proposed regulations that affect the electricity sector, acting proactively to protect the interests of Eletrobras, its subsidiaries and controlled companies; (iii) coordinating the relationship of Eletrobras, its subsidiaries and controlled companies with the main authorities of the electricity sector; (iv) promoting and monitoring actions to mitigate the regulatory and institutional risks to which Eletrobras, its subsidiaries and controlled companies are exposed; and (v) promoting actions to minimize, eliminate and handle warnings, assessments, fines and penalties imposed by regulatory entities to Eletrobras, its subsidiaries and controlled companies.

The Chief Financial and Investor Relations Officer is responsible for:

(i) planning and executing guidelines and policies for the granting and management of funding by Eletrobras; (ii) setting and executing the financial funding policy; (iii) planning and executing activities related to budget and to financial, accounting and tax management; and (iv) setting, executing and evaluating Eletrobras’ financial and economic planning;

The CEO and the other Executive Officers, in addition to their own duties and responsibilities, are responsible for the management of the activities assigned by the Board of Directors.

12.2 Rules, policies and practices related to shareholders’ meetings

a) deadlines for calling notices

Eletrobras does not observe any particular practice related to convene its shareholders’ meetings, different from those set forth by the applicable law, because it believes that the rules set by the law are sufficient to ensure the right of its shareholders to attend to the meetings. Pursuant to Brazilian Corporate Law, Eletrobras Shareholders’ Meetings are convened by means of a notice published for three consecutive days on the Official Federal Gazette and on other widely known newspaper. In the case of Eletrobras, as the Company has a Program of Depositary Receipts issued abroad and stapled to the Company’s shares, in compliance with CVM Instruction 559, from March 2015, as amended and currently in force “CVM Instruction 559”, in its general meetings, the first call must be made at least 30 days in advance while the second call shall be made at least 8 days before the meeting.

b)   competence

The Shareholders’ Meeting is responsible to decide on the following matters, in addition to those set forth by law:

I - sale of all or part of shares of capital stock of its subsidiaries or Eletrobras; II -

increase of capital by subscription of new shares;

III  - waiver of rights to subscription of shares or debentures convertible into shares of subsidiaries;

IV   - issuance of debentures convertible into shares or sale of these debentures held in treasury;

V - sale of convertible debentures held by Eletrobras issued by subsidiaries;

VI   - issuance of any bonds or other securities in the country or abroad; VII –

demerger, merger or incorporation;

VIII   - exchange of shares or other securities; and

IX   - redemption of shares of one or more classes, regardless of approval of Special Shareholders’ Meetings of the classes affected.

(c)     addresses (physical or electronic) where the documents related to Shareholders’ Meetings will be available for consultation by shareholders

Physical: (i) Setor Comercial Norte, Quadra 4-BL-B- no.100, Torre C, sala 203, Centro Empresarial Varig, Bairro Asa Norte, ZIP Code 70714-900, Brasília - DF; (ii) or Av. Presidente Vargas, 409 - 9º floor, Edifício Herm Stoltz, Centro, ZIP Code 20071-003, Centro - Rio de Janeiro - RJ. Websites: www.eletrobras.com; www.cvm.gov.br; and www.bmfbovespa.com.br.

(d)     conflict of interests identification and management

Eletrobras’ by-laws provides that the manager must not intervene in any corporate operation or deliberation, if his interests conflicts with those of Eletrobras. The manager in such position has the duty to inform the other managers of his lack of capacity and document the nature and extension of his interests on the Board Meeting’s Minutes. Nevertheless, it is permitted that interested managers sign agreements and conduct deals with the Company if the conditions are reasonable, equitable and identical to those usually practiced on the market or under which the Company would agree with a third party.

Eletrobras conflicts of interests are identified pursuant the terms of the Brazilian Corporate Law and managed by the Chairman of the Board of Directors.

(e)     Managers’ proxy requests regarding voting rights

Eletrobras does not have any rules, policies or practices related to managers’ proxy requests regarding voting rights.

(f)     formal procedures deemed necessary for to accept proxy granted by shareholder, indicating if the Company requires or not authentication of signature, notarization, consularization, and sworn translation; and accepts electronic proxies granted by shareholders

Pursuant to CVM Normative Instruction no. 481, Eletrobras requires, as prerequisite for admission at a Shareholders’ Meeting, the presentation of the following documents by shareholders or their proxies, up to seventy-two hours before the meeting:

(a)

statement issued by the financial institution responsible for the shares’ bookkeeping, evidencing the interest held by the relevant shareholder, issued at least 02 (two) days before the Shareholders’ Meeting;

(b)	powers of attorney, duly executed and formalized in accordance with Brazilian law, in the case of representation of the shareholders by attorneys;

(c)	original or certified copy from a valid official identity document, with recent photo, valid in Brazil, within the expiration date (if applicable), in case of individuals;

(d)	copy of updated by-laws and of the act which grants sufficient powers to the attorneys to represent the shareholder in the Shareholders’ Meeting, in case of corporate shareholders;

As to the documents set forth under item “d” above, Eletrobras will accept as valid documents: certificates of the by-laws or constitutive acts issued from the registration entities, or copy of the original accompanied by an original certificate issued by the registration entities or certified copy thereof demonstrating the document has been filed, or certified copy of the registered act; and (ii) specifically regarding the act which gave powers to the attorneys to vote on the shareholders’ behalf, if a private instrument, it shall contain the grantor’s its representatives’ notarized signature, if applicable. If such document is a minute of a Board of directors’ meeting, the shareholder shall provide proof such minutes was filed before the proper authorities and published.

In the case of incorporated business entities whose representatives are not appointed in the by-laws or constitutive acts or predicting a specific assignment procedure to appoint its representatives, the shareholder shall present proof of the validity of the appointment by presenting a certificate evidencing registration of the act before the competent registration entities.

In the case of investment funds, the representative shall prove his or her capacity as a manager or attorney, pursuant to the applicable law.

In the case of foreign business entities, the documents proving representation powers shall be notarized and consularized. However, under the Convention Abolishing the Requirement of Legalization for Foreign Public Documents, from October 5, 1961, and ratified by Decree No. 8660, on January 29, 2016, the Company will waive any legalization requirement for foreign documents issued in countries signatories of that convention, provided they fulfill all of its terms and conditions.

Documents in foreign languages will only be accepted together with their respective sworn translation, pursuant to Brazilian Law (Decree no. 4,657, dated September 4, 1942, as amended).

The aforementioned documents that evidence the position as shareholder shall be delivered at least 72 (seventy-two) hours before the Shareholders’ Meeting, in accordance with article 43, sole paragraph, of the Company’s By- laws.

Pursuant to paragraph one, article 126 of the Brazilian Corporate Law and to CVM’s decision in Administrative Proceeding no. RJ2014/3578, the shareholder may be represented at the Shareholder’s Meeting as follows: (a) In case of individuals, by a power of attorney granted up to 1 year before (the attorney shall be a shareholder, a member of the company’s management or a lawyer validly registered before the Brazilian Bar Association); (b) In case of a business entity, by its representatives or by attorneys appointed pursuant to its by-laws, and in accordance with the Brazilian Civil Code; and (c) In case of an investment fund, by its managers or administrators, or by attorneys appointed pursuant to its by-laws, and in accordance with the Brazilian Civil Code.
Eletrobras does not accept proxies granted by shareholders electronically.

g) Formalities necessary for acceptance of remote vote casting, when sent directly to the company, indicating whether issuer requires or waives the signature notarization and certification by local consulates.

Eletrobras shall not adopt any remote vote system for the fiscal year 2016.

h) Whether the company has an electronic system to receive remote vote ballots or for remote participation.

The Company explains that, given the provisions of Article 11, CVM Instruction No. 561, from April 7, 2015, as amended by CVM Instruction 570, from November 18, 2015, exercising the option determined for in such provision, no remote voting mechanism will be available for the General Meetings to be held during the fiscal year 2016.

i) Instructions for shareholders or group of shareholders to include resolution proposals, slates or candidates for members of the board of directors and the Fiscal Council on the remote vote ballots.

The Company explains that, given the provisions of Article 11, CVM Instruction No. 561, from April 7, 2015, as amended by CVM Instruction 570, from November 18, 2015, exercising the option determined for in such provision, no remote voting mechanism will be available for the General Meetings to be held during the fiscal year 2016.

(j) if the Company maintains forums or websites destined to receive and broadcast shareholders’ comments on the meeting’s agenda

Eletrobras does not maintain forums or websites destined to receive or broadcast shareholders’ comments on the meeting’s agenda.

k) Other information required for remote participation and remote exercise of voting rights

Not applicable. Not applicable. The Company explains that, given the provisions of Article 11, CVM Instruction No. 561, from April 7, 2015, as amended by CVM Instruction 570, from November 18, 2015, exercising the option determined for in such provision, no remote voting mechanism will be available for the General Meetings to be held during the fiscal year 2016.

12.3 – Describe the rules, policies and practices related to the Board of Directors

The Board of Directors shall be comprised of up to ten members, out of which six are appointed by the MME, one is appointed by the Planning, Budget and Management Ministry, one is appointed by minority shareholders (individuals or incorporated business entities), one is appointed by minority preferred shareholders representing at least 10% of the Company’s total capital stock and one is appointed by the employees, elected among the current personnel. The members of the board are elected in the shareholders’ meeting for a term that shall not exceed one year, with the possibility of reelection, and the Chairman shall be appointed by the shareholders meeting in a Shareholders’ Meeting that appointed the members.

The 2016 Shareholders’ Meeting has appointed eight (8) members for the Board of Directors, including: seven (7) by multiple vote and one (1) member by separate vote by minor shareholders. In addition, because of a judicial decision issued by the Court of the 3rd Civil Chamber of the Court of Justice of Rio de Janeiro, suspending the election of the member representing the employees of the Company in the Board of Directors, who is appointed in a direct election by the active employees, organized by the Company and unions that represent the employees, the term of office of the current representative has been extended under the terms in paragraph 4, article 150 in the Corporate Law. The position that belongs to the minor shareholders of preferred shares was not filled, because the Company’s by-laws requirements (article 17, IV) were not met.

The term of office for the Board of Directors’ members is of one year, reelection permitted. Only one reappointment is allowed to the employees’ representative, pursuant to Rule 026/2011 from the Ministry of Planning, Budget and Management.

The CEO of Eletrobras (Mr. José da Costa Carvalho Neto) is the only executive officer that participates in the Board of Directors, although he is not the chairman, who is Mr. Wagner Bittencourt de Oliveira, appointed in the shareholder’s meeting.

The requirements to be a member in the Company’s Board of Directors are established in the by- laws (Section 17) and in applicable law. There is no gender or any other kind of diversity discrimination.

In addition to the by-laws rules, the requirements on educational and professional experience are set forth in Eletrobras’ Board Member Orientation Manual, disclosed in the Company’s website.

The compensation of the members from Board of Directors and Fiscal Council is made in accordance to Law no. 9,292/1996 (Section 1st), and corresponds to ten percent of the average monthly remuneration paid to the Executive Officers, and their members are not entitled to variable remuneration.

The Board of Directors transacts business in the presence of the majority of its members and decides upon the votes of the majority of the members attending the Board of Directors’ Meeting. The Board’s Chairman is entitled to the casting vote, besides the individual vote. See item 12.1 (a.2) of this Reference Form, for further information about the Board of Directors assignments.

In December 2010, the Brazilian President enacted Law no. 12,375/10, which abolished the need of a specific presidential decree to approve changes in Eletrobras’ by-laws. From there and on, such changes follow the course of an internal assessment by the Executive Board and Board of Directors and final approval by the Shareholders’ Meeting, as applicable to any other company subject to Law no. 6,404/76.

a)    number of meetings held in the last fiscal year, split into ordinary and extraordinary meetings

According to Eletrobras governance rules, set forth in the Board of Directors’ Internal Regulation and other publicly disclosed, the members of the Board of Directors shall meet in a monthly basis and, extraordinarily, whenever necessary. During fiscal year 2015, the board met twenty-eight times, where 12 were ordinary meetings and 16 were extraordinary meetings.

b)    Dispositions of shareholders’ agreement which establishes restrictions or subordination of the Directors’ voting rights, if any

Not applicable, because there is no shareholders’ agreement filed in Eletrobras’ headquarters.

c)    Rules for identification and management of conflict of interests

Aiming to support the members of the Board of Directors in their duties, the Executive Board approved, in December, 2014, the review of the Eletrobras’ Board Member Orientation Manual, which provides documents, work papers, duties and responsibilities, conflict of interests and another reference goals, contributing for the corporate governance improvement.

Law no. 12,813, dated May 16, 2013, defines “conflict of interests” as a situation where distinct public and private interests could compromise or improperly influence the performance of public duties. The existence of a conflict of interest does not rely on the existence of damages to the public treasure, as well as on the receipt of any advantage by the public agent or by third parties.

Pursuant to Brazilian Corporate Law, the Directors are prohibited to vote in any general meeting or to function in matters in which they are otherwise interested.

Eletrobras’ Board Member Orientation Manual states management members must refrain from voting in matters in which he/she has private interest (whether direct or indirect). As soon as detected a conflict of interests regarding any specific matter, the person involved must step aside, even physically, from the discussions and deliberations about such matter, without disregarding you’re his/her legal fiduciary duties. In case the conflicted person does not observe this orientation, another member of management is entitled to state the conflict. The temporary absence and its reasons need to be recorded in the minutes of the meeting.

A member of the Board of Directors shall not participate in any transactions on which his/her interests are conflicting with the Company’s, and should abstain from voting about those matters. In this case, the conflicted member must warn the other members about the conflict of interest and make sure to formalize the origin and size of his interest in the minutes of the meeting, pursuant the Brazilian Corporate Law (art. 156).

The members of the Board of Directors are not allowed to take part in deliberations on matters where their independence is impaired, on those where he may influence the results or make self-interested decisions, in addition to those matters where there is a conflict of interest for them or a third party under their influence.

In addition, pursuant Eletrobras’ by-laws, the Directors appointed by Eletrobras’ employees are not allowed to participate in debates or deliberations about matters concerning labor union relations, compensation, benefits and advantages, including matters related to supplementary and assistance pensions, because of conflict of interests.

Finally, it is not permitted the appointment for the Board of Directors, except if otherwise decided by the Shareholders’ Meeting, of person who: (i) works at competitor companies, especially if this person functions as director, auditor member of advisory committees; (ii) has conflicting interests with Eletrobras; and (iii) already functions as a Director in more than five companies, including Eletrobras.

12.4 Description of the arbitration clause predicted on Eletrobras’ by-laws to solve conflicts between shareholders and between shareholders and the issuer

Not applicable, because there is no arbitration clause predicted on Eletrobras’ by-laws.

12.5/6 – Composition and professional experience of the managers and the members of the Fiscal Council

IF THE CANDIDATE HAS BEEN A MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, INDICATE THE PERCENTAGE OF ATTENDANCE AT MEETINGS HELD BY THE BOARD DURING THE LAST FISCAL YEAR, THAT HAVE BEEN HELD UPON THE INVESTITURE DATE.

PROFESSIONAL EXPERIENCE /STATEMENTS ABOUT CONVICTIONS / INDEPENDENCE CRITERIA.
WAGNER BITTENCOURT DE OLIVEIRA	3/27/1950	Board of Directors	4/29/2016	Until the next Shareholders’ Meeting in 2017.
337.026.597-49	Metallurgic Engineer	Chairman of the Board of Directors	5/25/2016	Yes
No.	10	Does not hold any other office at Eletrobras.

100% ATTENDANCE AT MEETINGS OF THE BOARD OF DIRECTORS DURING TERM OF OFFICE¹

¹ This percentage considers all meetings held during the term of office of the member of the Board, started with the 2015 Shareholders’ Meeting to date.

Number of meetings during the term of office of the member of the Board, started with the 2015 Shareholders’ Meeting to date. : 31

Wagner Bittencourt de Oliveira - 337.026.597-49

Mr. Wagner Bittencourt is an engineer graduated at PUC-RJ in June 1974, specialized in Finance and Capital Markets. CEO, officer and member of the Board of several public and private companies in the logistics, finance, mining, metallurgical and equipment industries. Mr. Oliveira has 35 years of executive experience. He served as Secretary of the Ministry of National Integration in 2001, Superintendent of SUDENE between 2000 and 2001, CEO of Companhia Ferroviária do Nordeste between 1998 and 2000 and Executive Officer, superintendent and chief of department of several BNDES’ departments since 2005. He served as Executive Officer for the areas of Infrastructure and Basic Supplies in BNDES between 2006 and March 2011. He also served as minister of the Office of Civil Aviation between April 2011 and March 2013. He has currently been serving as Vice-president of BNDES since 2013.

Eletrobras is not aware of the engagement of Mr. Wagner Bittencourt in other publicly-held companies, or third-sector organizations.

Eletrobras is not aware of the existence, in the last five (5) years, of final convictions that prevent Mr. Bittencourt from exercising any professional or commercial activity.

Mr. Wagner Bittencourt is deemed as a Politically Exposed Individual under the terms in CVM Instruction 301/1999, as amended (“CVM Instruction 301”) because he serves as Vice-President of the National Bank of Economic and Social Development (BNDES).

He is not an independent member because he does not fully meet the following concept: (i) have no relation to the Company, except for holding interest; (ii) not be Controlling Shareholder, spouse or second degree relative of Controlling Shareholder, or not be or not have been, for the last three (3) years, related to the company or entity related to the Controlling Shareholder (people related to public education and/or research institutions are excluded from this restriction); (iii) not have been, for the last three (3) years, employee or officer of the Company, of the Controlling Shareholder, or company controlled by the Company; (iv) not be supplier or buyer, direct or indirect, of services and/or products of the Company, in such a magnitude that implies loss of independence; (v) not be employee or manager of company or entity that offers or demands services and/or products to the Company, in such a magnitude that implies loss of independence; (vi) not be spouse or second degree relative of a manager of the Company; and (vii) not receive any other compensation from the Company, except the one related to the position as member of the Board (proceedings in cash arising out of capital interest are excluded from this restriction)

MAURÍCIO MUNIZ BARRETTO DE CARVALHO	6/28/1958	Board of Directors	4/29/2016	Until the next Shareholders’ Meeting in 2017.
042.067.418-75	Administrator	Effective Member of the Board of Directors	5/25/2016	Yes
No.	3	President of the Compensation and Personal, Material, Services, and Others Management Committee

100% ATTENDANCE AT MEETINGS OF THE BOARD OF DIRECTORS DURING TERM OF OFFICE¹

¹This percentage considers all meetings held during the term of office of the member of the Board, started with the 2015 Shareholders’ Meeting to date.

Number of meetings during the term of office of the member of the Board, started with the 2015 Shareholders’ Meeting to date: 31

Maurício Muniz Barretto de Carvalho - 042.067.418-75

Mr. Maurício Muniz was appointed Secretary of the Growth Acceleration Program (PAC), in May 2011, he holds a Master’s in Public Administration and Urban Planning, from Fundação Getúlio Vargas - FGV; he holds a degree in Public Administration, also from FGV. He was Director at Escola Nacional de Administração Pública - ENAP, in ASdministration and Finance and Manager and Server Development, between 1999 and 2002. In 2003, he led the Office of Monitoring, Valuation, Audit, and Qualification of the Ministry of Education and later the Office of Educational Inclusion in the same body. He was Special Assistant of the Presidency of the Republic, from 2003 to 2004, when he assumed the Sub-division of Articulation and Monitoring of the Chief of Staff of the Presidency of the Republic, responsible for articulating government actions and monitoring strategic projects, especially the Growth Acceleration Program– PAC, and he is member of the Board of Norte Energia S.A.

Eletrobras is not aware of the engagement of Mr. Maurício Muniz in other publicly-held companies, or third-sector organizations.

Eletrobras is not aware of the existence, in the last five (5) years, of civil, criminal, or administrative final convictions, including, that prevent Mr. Maurício Muniz from exercising any professional or commercial activity.

Mr. Maurício Muniz is deemed as a Politically Exposed Individual under the terms in CVM Instruction 301 because he holds the position of Secretary of the Growth Acceleration Program of the Ministry of Budget, Planning, and Management.

He is not an independent member because he does not fully meet the following concept: (i) have no relation to the Company, except for holding interest; (ii) not be Controlling Shareholder, spouse or second degree relative of Controlling Shareholder, or not be or not have been, for the last three (3) years, related to the company or entity related to the Controlling Shareholder (people related to public education and/or research institutions are excluded from this restriction); (iii) not have been, for the last three (3) years, employee or officer of the Company, of the Controlling Shareholder, or company controlled by the Company; (iv) not be supplier or buyer, direct or indirect, of services and/or products of the Company, in such a magnitude that implies loss of independence; (v) not be employee or manager of company or entity that offers or demands services and/or products to the Company, in such a magnitude that implies loss of independence; (vi) not be spouse or second degree relative of a manager of the Company; and (vii) not receive any other compensation from the Company, except the one related to the position as member of the Board (proceedings in cash arising out of capital interest are excluded from this restriction)

JOSÉ DA COSTA CARVALHO NETO	2/16/1947	Board of Directors	4/29/2016	Until the next Shareholders’ Meeting in 2017.
044.602.786-34	Electrician Engineer	Effective Member of the Board of Directors and CEO	5/25/2016	Yes
No.	03	CEO of the Company, elected on 4/26/2012 (investiture date), with term of office for 3 years; and member of the Sustainability Committee

100% ATTENDANCE AT MEETINGS OF THE BOARD OF DIRECTORS DURING TERM OF OFFICE¹

¹This percentage considers all meetings held during the term of office of the member, appointed at the 2015 Shareholders’ Meeting, to this date.

Number of meetings during the term of office of the member of the Board, started with the 2015 Shareholders’ Meeting to date. : 31;

José da Costa Carvalho Neto - 044.602.786-34

Mr. Costa Carvalho holds a degree in Electrical Engineering with a Master’s in Electrical Engineering from Universidade Federal de Minas Gerais. He was the Deputy Secretary of Mines and Energy of the State of Minas Gerais, appointed in 1987 and was appointed CEO of Cemig from July 1998 to January 1999. Also at Cemig, where he started as an intern in 1966, he served as Distribution Officer, from 1991 to 1997 and as Superintendent, Department and Division Manager. He was professor of Power Plants at Pontifícia Universidade Católica-MG, from 1970 to 1977. In the private sector, he held the offices of CEO of Arcadis Logos Energia, Member of the Board of Directors of Logos Engenharia and Enerconsult and Executive Officer of Orteng Equipamentos e Sistemas. Mr. Costa Carvalho also held the position of Chairman of the Board of Directors of Eletroacre, CEAL, CEPISA, CERON, Eletrobras Distribuição Roraima and Amazonas Energia. He currently serves as Chairman of the Board of Directors of Furnas Centrais Elétricas S.A.

Eletrobras is not aware of the engagement of Mr. José da Costa in other publicly-held companies, or third-sector organizations.

Eletrobras is not aware of the existence, in the last five (5) years, of civil, criminal, or administrative final convictions, including, that prevent Mr. José da Costa from exercising any professional or commercial activity.

Mr. José da Costa is deemed as a Politically Exposed Individual under the terms in CVM Instruction 301 because he serves as CEO of Centrais Elétricas Brasileiras S.A.

He is not an independent member because he does not fully meet the following concept: (i) have no relation to the Company, except for holding interest; (ii) not be Controlling Shareholder, spouse or second degree relative of Controlling Shareholder, or not be or not have been, for the last three (3) years, related to the company or entity related to the Controlling Shareholder (people related to public education and/or research institutions are excluded from this restriction); (iii) not have been, for the last three (3) years, employee or officer of the Company, of the Controlling Shareholder, or company controlled by the Company; (iv) not be supplier or buyer, direct or indirect, of services and/or products of the Company, in such a magnitude that implies loss of independence; (v) not be employee or manager of company or entity that offers or demands services and/or products to the Company, in such a magnitude that implies loss of independence; (vi) not be spouse or second degree relative of a manager of the Company; and (vii) not receive any other compensation from the Company, except the one related to the position as member of the Board (proceedings in cash arising out of capital interest are excluded from this restriction)

WALTER MALIENI JUNIOR	11/13/1969	Board of Directors	4/29/2016	Until the next Shareholders’ Meeting in 2017.
117.718.468-01	Economist	Effective Member of the Board of Directors	5/25/2016	Yes
No	01	Member of the Audit and Risk Committee

100% ATTENDANCE AT MEETINGS OF THE BOARD OF DIRECTORS DURING TERM OF OFFICE¹

¹This percentage considers all meetings held during the term of office of the member from the appointment date to this date.

Number of meetings of the Board of Directors during the term of office of the member of the Board, to this date: 22.

Walter Malieni Junior – 117.718.468-01

Mr. Walter Malieni Junior holds a degree in Economic Science from Universidade Mackenzie concluded in 1992, MBA in Capital Market and Finance from IBMEC concluded in 1995, Post-Graduation in General Formation for Executives from USP concluded in 1996, University Extension in Strategic Management of Business from Fundação Getúlio Vargas concluded in 1999, Master’s in Business Administration from Universidade Mackenzie concluded in 2003, University Extension in Mergers and Acquisitions from Fundação Getúlio Vargas concluded in 2008 and Attendance in Executive Session for Banco do Brasil in the Digital Transformation Program in Business by the Massachusetts Institute of Technology in 2014. Mr. Walter Malieni Junior served as State Superintendent in Rio de Janeiro of Banco do Brasil from January to December 2000, Commercial Manager between January 2001 and March 2003 and Statutory Commercial Executive Officer between April 2003 and October 2006 of Companhia de Seguros Aliança do Brasil, Commercial Superintendent between November 2006 and May 2009, Credit Executive Officer between May 2009 and January 2012, Distribution Executive Officer in São Paulo between February 2012 and December 2012 and since January 2013, he has served as Vice-President of Internal Controls and Risk Management of Banco do Brasil. Additional to Eletrobras, Mr. Walter Malieni Junior is also member of the Board of Directors at BBDTVM.

Eletrobras is not aware of the existence, in the last five (5) years, of civil, criminal, or administrative final convictions, including, that prevent Mr. Walter Malieni Junior from exercising any professional or commercial activity.

Mr. Walter Malieni Junior is deemed as a Politically Exposed Individual under the terms in CVM Instruction 301 because he serves as Vice-President of Banco do Brasil S.A.

He is not an independent member because he does not fully meet the following concept: (i) have no relation to the Company, except for holding interest; (ii) not be Controlling Shareholder, spouse or second degree relative of Controlling Shareholder, or not be or not have been, for the last three (3) years, related to the company or entity related to the Controlling Shareholder (people related to public education and/or research institutions are excluded from this restriction); (iii) not have been, for the last three (3) years, employee or officer of the Company, of the Controlling Shareholder, or company controlled by the Company; (iv) not be supplier or buyer, direct or indirect, of services and/or products of the Company, in such a magnitude that implies loss of independence; (v) not be employee or manager of company or entity that offers or demands services and/or products to the Company, in such a magnitude that implies loss of independence; (vi) not be spouse or second degree relative of a manager of the Company; and (vii) not receive any other compensation from the Company, except the one related to the position as member of the Board (proceedings in cash arising out of capital interest are excluded from this restriction)

SAMUEL ASSAYAG HANAN	7/19/1947	Board of Directors	4/29/2016	Until the next Shareholders’ Meeting in 2017.
199.540.857-34	Engineer	Effective Member of the Board of Directors	5/25/2016	Yes
No	01	Member of the Audit and Risk Committee

100% ATTENDANCE AT MEETINGS OF THE BOARD OF DIRECTORS DURING TERM OF OFFICE¹

¹This percentage considers all meetings held during the term of office of the member, from the appointment date to this date

Number of meetings of the Board of Directors during the term of office of the member of the Board, to this date: 22.

Samuel Assayag Hanan – 199.540.857-34

Mr. Samuel Assayag Hanan holds a degree in Engineering from Universidade Federal Fluminense. Mr. Samuel Assayag Hanan served as Economy Officer of Instituto Brasileiro de Siderurgia between 1970 and 1971, Executive Officer of Companhia Industrial Amazonense (CIA) between 1971 and 1973, CEO of Companhia Estanífera do Brasil (CESBRA) between 1974 and 1977, CEO of Brascan Recursos Naturais S.A. between 1977 and 1982, Executive Vice-President of British Petroleum Co. in Brazil between 1982 and 1987, CEO of Parapanema S.A. Mineração, Indústria e Construção between 1987 and 1994, State Secretary of Industry, Commerce, and Tourism of Amazonas between 1995 and 1998, State Secretary of Finance of Amazonas between 1995 and 1998 and Vice-Governor of the State of Amazonas between 1999 and 2002. Mr. Samuel Assayag Hanan, has also served as President of the Sindicado Nacional da Indústria do Estado, Director of the Associação Brasileira dos Mineradores de Ouro (ABRAMO), Board member of Instituto Brasileiro de Mineração (IBRAM), Vice-President of the Associação Comercial e Agro-Pastoril de Volta Redonda/RJ, Board Member of Federação das Indústrias do Estado do Rio de Janeiro (FIRJAM), member of the Environmental Board of Federação das Indústrias do Estado de São Paulo (FIESP), President of the Chamber of Commerce Brazil Canada, Member of the Senior Council of Mines of the Ministry of Mines and Energy, Official Representative of the Brazilian Government at the Associação dos Países Produtores de Estanho (ATPC) for over ten years and Representative of the Brazilian Private Sector at the International Board of Prices (steel industry).

Eletrobras is not aware of the engagement of Mr. Samuel Assayag Hanan in other publicly-held companies, or third-sector organizations.

Eletrobras is not aware of the existence, in the last five (5) years, of civil, criminal, or administrative final convictions, including, that prevent Mr. Samuel Assayag Hanan from exercising any professional or commercial activity.

Mr. Samuel Assayag Hanan is not deemed as a Politically Exposed Individual under the terms in CVM Instruction 301.

He is not an independent member because he does not fully meet the following concept: (i) have no relation to the Company, except for holding interest; (ii) not be Controlling Shareholder, spouse or second degree relative of Controlling Shareholder, or not be or not have been, for the last three (3) years, related to the company or entity related to the Controlling Shareholder (people related to public education and/or research institutions are excluded from this restriction); (iii) not have been, for the last three (3) years, employee or officer of the Company, of the Controlling Shareholder, or company controlled by the Company; (iv) not be supplier or buyer, direct or indirect, of services and/or products of the Company, in such a magnitude that implies loss of independence; (v) not be employee or manager of company or entity that offers or demands services and/or products to the Company, in such a magnitude that implies loss of independence; (vi) not be spouse or second degree relative of a manager of the Company; and (vii) not receive any other compensation from the Company, except the one related to the position as member of the Board (proceedings in cash arising out of capital interest are excluded from this restriction)

MARCELO GASPARINO DA SILVA	2/13/1971	Board of Directors	4/29/2016	Until the next Shareholders’ Meeting in 2017.
807.383.469-34	Lawyer	Effective Member of the Board of Directors	5/25/2016	No
No	N/A	Does not hold any other office at Eletrobras.
Not applicable.

Marcelo Gasparino da Silva – 807.383.469-34

Mr. Marcelo Gasparino is Specialized in Corporate Tax Administration by ESAG and holds an MBA in Controlling, Audit, and Finance. He is Chairman of the Board of Directors of USIMINAS, Member of the Board of Directors of BRADESPAR and ETERNIT. He served as Member of the Board of Directors of Eletrobras, Celesc, AES Eletropaulo, Tecnisa and Gás. he served as Member of the Fiscal Council of BRADESPAR, AES Eletropaulo, AES Tietê e da Renuka Brasil. He serves as Coordinator of the Legal and Compliance Committee of ETERNIT. He is Chairman of the Consulting Board of the firm Gasparino, Sachet, Roman, Barros & Marchiori Advogados, where he has acted as lawyer until 2006. In 2007, he started his executive career as Institutional Legal Officer of CELESC. He attended Executive Programs on Mergers and Acquisitions by the London Business School, and specific courses in the financial and strategic areas at IOD - Institute of Directors, in London. He serves as Coordinator of the Santa Catarina Chapter, Member of the Board and member of the Board of IBGC. He serves as member of the Technical Commission at AMEC and Speaker of the Corporate Governance Group - GGC.

Mr. Marcelo Gasparino is Member of the Board of Directors of Enternit, AES Eletropaulo, CEMIG and Battistela Participações.

Eletrobras is not aware of the existence, in the last five (5) years, of civil, criminal, or administrative final convictions, including, that prevent Mr. Marcelo Gasparino from exercising any professional or commercial activity.

Mr. Marcelo Gasparino is not deemed as a Politically Exposed Individual under the terms in CVM Instruction 301.

He is not considered an independent member because he was not appointed as such.

JOSÉ PAIS RANGEL	9/9/1940	Board of Directors	4/29/2016	Until the next Shareholders’ Meeting in 2017.
239.775.667-68	Lawyer	Effective Member of the Board of Directors	5/25/2016	No
No	N/A	Does not hold any other office at Eletrobras.
Not applicable.

José Pais Rangel – 239.775.667-68

Mr. José Pais Rangel is a lawyer with a solid career in publicly-held companies. At the Central Bank of Brazil — BACEN he served in the following positions: Inspector of the Capital Market, Supervisor of Inspection of the Capital Market, Regional Chief of Supervision of the Capital Market, Chief of the Public Debt Department, Manager of Market Operations, Coordinator of the Project and deployer of the SELIC system in the Brazilian Financial Market, Founder and Member of the Board of Directors of CENTRUS — Fundação Banco Central de Previdência Privada, Coordinator of the Privatization Program of companies controlled by the Central Bank of Brazil, Chairman of the Board of Directors of Cia. América Fabril, Member of the Board of Directors of Cia. Fábrica de Tecidos Dona Isabel, Assistant to the Presidency of the Republic — SEPLAN / Special Privatization Commission, CEO of Cia. Nacional de Tecidos Nova América, Trustee of the following state-owned companies: DIGIBRÁS (Empresa Digital Brasileira S.A.) — DIGIDATA (Eletrônica S.A.) — PROEL (Processos Eletrônicos Ltda.). He currently serves as: Vice-President of Banco Clássico S.A., Member of the Board of Directors of Companhia Distribuidora de Gás do Rio de Janeiro — CEG, Member of the Board of Directors of Tractebel Energia S.A., Member of the Board of Directors of Kepler Weber S.A. and Member of the Board of Directors of Cia. Energética de Minas Gerais — CEMIG (publicly-held companies). He is Manager of Investment Funds, certified by CVM

[Eletrobras is not aware of the existence, in the last five (5) years, of civil, criminal, or administrative final convictions, in the judicial or administrative sphere, including, that prevent Mr. José Pais Rangel from exercising any professional or commercial activity. ][ELETROBRAS TO CONFIRM]

He is not considered an independent member because he was not appointed as such.

JAILSON JOSÉ MEDEIROS ALVES	5.6.1977	Board of Directors	4/29/2016	Until the next Shareholders’ Meeting in 2017.
047.594.447-00	Engineer Civil	Effective Member of the Board of Directors	5/25/2016	No
No.	01	Does not hold any other office at Eletrobras.
Member of the Audit and Risk Committee Riscos.

Jailson José Medeiros Alves – 047.594.447-00

Jailson Jose Medeiros Alves holds a degree in Engineering from Universidade Federal do Rio de Janeiro and specialized in Management and Economics in Energy from the COPPEAD/UFRJ. He holds a Master degree in Engineering from Universidade Federal Fluminense, focused on Management, Production and Quality Systems. In 2013, he attended the Certification Program for Members of Board of Directors from the Brazilian Institute of Corporate Governance (IBGC). He started his career dealing with project management and implementation in Engineering in 1997. Since 2002 he has been an employee for Eletrobras, acting during five years in the Engineering executive Office in technical budget analysis of projects and accompaniment of electricity generation projects, including Proinfa. Since 2007, he started to work at the Energy Efficiency Project Office in the management of Electric Power efficiency projects for cities and street lighting.

Mr. Alves does not hold management positions in publicly-held companies other than Eletrobras.

Mr. Alves has not been subject, in the last five years, to criminal conviction, conviction in CVM administrative procedure and final a non-appealable decision, either judicial or administrative, that has suspended or disqualified him for engagement in any professional or commercial activity.

He is not an independent member because he does not fully meet the following concept: (i) have no relation to the Company, except for holding interest; (ii) not be Controlling Shareholder, spouse or second degree relative of Controlling Shareholder, or not be or not have been, for the last three (3) years, related to the company or entity related to the Controlling Shareholder (people related to public education and/or research institutions are excluded from this restriction); (iii) not have been, for the last three (3) years, employee or officer of the Company, of the Controlling Shareholder, or company controlled by the Company; (iv) not be supplier or buyer, direct or indirect, of services and/or products of the Company, in such a magnitude that implies loss of independence; (v) not be employee or manager of company or entity that offers or demands services and/or products to the Company, in such a magnitude that implies loss of independence; (vi) not be spouse or second degree relative of a manager of the Company; and (vii) not receive any other compensation from the Company, except the one related to the position as member of the Board (proceedings in cash arising out of capital interest are excluded from this restriction)

LUIS FELIPE VITAL NUNES PEREIRA	7/16/1981	Fiscal Council	4/29/2016	Until the next Shareholders’ Meeting in 2017.
302.708.818-16	Electrician Engineer	Effective Member of the Fiscal Council	5/2/2016	Yes
No.	N/A	Does not hold any other office at Eletrobras.
Not applicable.

Luis Felipe Vital Nunes Pereira – 302.708.818-16

Mr. Luis Felipe Vital Nunes Pereira is Ph.D. in Economics by Universidade Católica de Brasília with sandwich period at Duke University. Master’s in Corporate Economics by Universidade Católica de Brasília (2009). He holds a degree in Electric Engineering by Escola Politécnica da Universidade de São Paulo (POLI/USP - 2004). He attended training sin economics and finance at the London Financial Studies (New York - USA), International Monetary Fund (Washington - USA) and University of Chicago (Chicago - USA), professor of Risk Management and Derivative Markets at Instituto Brasileiro de Mercado de Capitais (IBMEC-DF) and professor of Risk Management at Fundação Getulio Vargas (FGV-DF). Mr. Luis Felipe Vital Nunes Pereira has served as financial analyst and control of the secretary of the National Treasure, operator of securities and foreign debt securities of the National Treasure, public investment manager of the National Treasure, and since 2007 he has been serving as project manager of fiscal and economic studies at the National Treasure. In addition, he runs and coordinates researches in matters related to Computing Economics, Dynamic Programming, Models and Use, Quality of Public Expenses and Tax Federalism, and he is member of the Fiscal Council of Amazônia Azul Tecnologias de Defesa S.A.

Eletrobras is not aware of the engagement of Mr. Luis Felipe Vital Nunes Pereira in other publicly-held companies, or third-sector organizations.

Eletrobras is not aware of the existence, in the last five (5) years, of civil, criminal, or administrative final convictions, including, that prevent Mr. Luis Felipe Vital Nunes Pereira from exercising any professional or commercial activity.

Mr. Luis Felipe Vital Nunes Pereira is not deemed as a Politically Exposed Individual under the terms in CVM Instruction 301.

He is not an independent member because he does not fully meet the following concept: (i) have no relation to the Company, except for holding interest; (ii) not be Controlling Shareholder, spouse or second degree relative of Controlling Shareholder, or not be or not have been, for the last three (3) years, related to the company or entity related to the Controlling Shareholder (people related to public education and/or research institutions are excluded from this restriction); (iii) not have been, for the last three (3) years, employee or officer of the Company, of the Controlling Shareholder, or company controlled by the Company; (iv) not be supplier or buyer, direct or indirect, of services and/or products of the Company, in such a magnitude that implies loss of independence; (v) not be employee or manager of company or entity that offers or demands services and/or products to the Company, in such a magnitude that implies loss of independence; (vi) not be spouse or second degree relative of a manager of the Company; and (vii) not receive any other compensation from the Company, except the one related to the position as member of the Board (proceedings in cash arising out of capital interest are excluded from this restriction)

FABIANA MAGALHÃES ALMEIDA RODOPOULOS	4/5/1976	Fiscal Council	4/29/2016	Until the next Shareholders’ Meeting in 2017.
634.867.841-53	Economist	Deputy Member of the Fiscal Council	5/2/2016	Yes
No.	01	Does not hold any other office at Eletrobras.
0% attendance because of the condition as Deputy Member of the Fiscal Council.

Fabiana Magalhães Almeida Rodopoulos - 634.867.841-53

Ms. Fabiana Magalhães Almeida Rodopoulos holds a degree in Economics from Universidade de Brasilia – UNB (1998), and a Master’s in Economics from UNB (2001). Recently, she worked as Financial and Control Analyst in the National Treasury Secretariat, and in the last five years she has been General Coordinator of Economic and Fiscal Studies for the National Treasury Secretariat. Nowadays she is also a member of the Fiscal Council of Furnas.

Eletrobras is not aware that Ms. Fabiana Rodopoulos has held management positions in other publicly-held companies or third sector entities,

Eletrobras is not aware that Ms. Fabiana Rodopoulos has been subject, in the last five years, to criminal conviction, conviction in CVM administrative procedure and final a non-appealable decision, either judicial or administrative, that has suspended or disqualified him for engagement in any professional or commercial activity.

Ms. Fabiana Magalhães Almeida Rodopoulos is deemed as a Politically Exposed Individual under the terms in CVM Instruction 301 because she serves or served in relevant positions, functions, or public functions in Brazil or in foreign countries, territories or facilities, and/or for has or has had representatives, family members and other close people serving in that condition.

She is not an independent member because she does not fully meet the following concept: (i) have no relation to the Company, except for holding interest; (ii) not be Controlling Shareholder, spouse or second degree relative of Controlling Shareholder, or not be or not have been, for the last three (3) years, related to the company or entity related to the Controlling Shareholder (people related to public education and/or research institutions are excluded from this restriction); (iii) not have been, for the last three (3) years, employee or officer of the Company, of the Controlling Shareholder, or company controlled by the Company; (iv) not be supplier or buyer, direct or indirect, of services and/or products of the Company, in such a magnitude that implies loss of independence; (v) not be employee or manager of company or entity that offers or demands services and/or products to the Company, in such a magnitude that implies loss of independence; (vi) not be spouse or second degree relative of a manager of the Company; and (vii) not receive any other compensation from the Company, except the one related to the position as member of the Board (proceedings in cash arising out of capital interest are excluded from this restriction)

AGNES MARIA DE ARAGÃO DA COSTA	2/1/1979	Fiscal Council	4/29/2016	Until the next Shareholders’ Meeting in 2017.
080.909.187-94	Economist	Effective Member of the Fiscal Council	5/2/2016	Yes
No	01	Does not hold any other office at Eletrobras.

100% ATTENDANCE AT THE MEETINGS OF THE FISCAL COUNCIL DURING THE TERM OF OFFICE¹

¹This percentage considers all meetings held during the term of office of the member, from the appointment date to this date.

Number of meetings of the Fiscal Council during the term of office of the member of the Board, to this date: 7.

Agnes Maria de Aragão da Costa - 080.909.187-94

Ms. Agnes Maria de Aragão da Costa is executive officer and senior economist at the Ministry of Mines and Energy, with specialization in Energy and Mining Economics. She works in the preparation of recommendations of public policies and monitoring the results of such policies, and she assists the Minister of Mines and Energy for 10 years. She holds a degree in Economic Sciences by Universidade Federal do Rio de Janeiro (UFRJ) and Masters’ in Energy by Universidade de São Paulo (USP). Her professional experience also includes working at a Brazilian bank in the Project Finance area in the energy sector. She is currently preparing her Ph.D. at the Technical University of Berlin.

Ms., Agnes Maria de Aragão da Costa is deputy member of the Fiscal Council at Petrobras.

Eletrobras is not aware of the existence, in the last five (5) years, of civil, criminal, or administrative final convictions, including, that prevent Ms. Agnes Maria de Aragão da Costa from exercising any professional or commercial activity.

Ms. Agnes Maria de Aragão da Costa is deemed as a Politically Exposed Individual under the terms in CVM Instruction 301 because she serves as Assistant to the Minister of Mines and Energy.

She is not an independent member because she does not fully meet the following concept: (i) have no relation to the Company, except for holding interest; (ii) not be Controlling Shareholder, spouse or second degree relative of Controlling Shareholder, or not be or not have been, for the last three (3) years, related to the company or entity related to the Controlling Shareholder (people related to public education and/or research institutions are excluded from this restriction); (iii) not have been, for the last three (3) years, employee or officer of the Company, of the Controlling Shareholder, or company controlled by the Company; (iv) not be supplier or buyer, direct or indirect, of services and/or products of the Company, in such a magnitude that implies loss of independence; (v) not be employee or manager of company or entity that offers or demands services and/or products to the Company, in such a magnitude that implies loss of independence; (vi) not be spouse or second degree relative of a manager of the Company; and (vii) not receive any other compensation from the Company, except the one related to the position as member of the Board (proceedings in cash arising out of capital interest are excluded from this restriction)

LEILA PRZYTYK	1/5/1978	Fiscal Council	4/29/2016	Until the next Shareholders’ Meeting in 2017.
665.149.591-72	Economist	Deputy Member of the Fiscal Council	5/2/2016	Yes
No.	01	Does not hold any other office at Eletrobras.
0% attendance because of his conditions as Deputy Member of the Fiscal Council.

Leila Przytyk - 665.149.591-72

Ms. Leila Przytyk holds a degree in economic sciences by UnB-DF (2001) and she concluded with specialization in finances at Ibmec - Brasília. In 2000, she took part in a public test and was hired by Banco do Brasil. In 2002, she took part in a public test and was hired by the Secretariat of the National Treasure. In her career at the National Treasure, she has served in the tax area. She was project manager in structured operations (2006 to 2008) in the fund coordination and fiscal operations and she served as managing analyst of sector studies for public investment coordination (2008 to 2011). She has been working as Economic Assistant to the Ministry of Mines and Energy since April 2011.

Eletrobras is not aware of the engagement of Ms. Leila Przyt in other publicly-held companies, or third-sector organizations.

Eletrobras is not aware of the existence, in the last five (5) years, of civil, criminal, or administrative final convictions, including, that prevent Ms. Leila Przytyk from exercising any professional or commercial activity.

Ms. Leila Przytyk is not deemed as a Politically Exposed Individual under the terms in CVM Instruction 301.

She is not an independent member because she does not fully meet the following concept: (i) have no relation to the Company, except for holding interest; (ii) not be Controlling Shareholder, spouse or second degree relative of Controlling Shareholder, or not be or not have been, for the last three (3) years, related to the company or entity related to the Controlling Shareholder (people related to public education and/or research institutions are excluded from this restriction); (iii) not have been, for the last three (3) years, employee or officer of the Company, of the Controlling Shareholder, or company controlled by the Company; (iv) not be supplier or buyer, direct or indirect, of services and/or products of the Company, in such a magnitude that implies loss of independence; (v) not be employee or manager of company or entity that offers or demands services and/or products to the Company, in such a magnitude that implies loss of independence; (vi) not be spouse or second degree relative of a manager of the Company; and (vii) not receive any other compensation from the Company, except the one related to the position as member of the Board (proceedings in cash arising out of capital interest are excluded from this restriction)

EDUARDO CESAR PASA	9/2/1970	Fiscal Council	4/29/2016	Until the next Shareholders’ Meeting in 2017.
541.035.920-87	Bank Worker	Chairman of the Fiscal Council (Effective Member)	5/2/2016	Yes
No	01	Does not hold any other office at Eletrobras.

100% ATTENDANCE AT THE MEETINGS OF THE FISCAL COUNCIL DURING THE TERM OF OFFICE¹

¹This percentage considers all meetings held during the term of office of the member, from the appointment date to this date.

Number of meetings of the Fiscal Council during the term of office of the member of the Board, to this date: 7.

Eduardo Cesa Pasa – 541.035.920-87

March 2009, he serves as General Accountant at Banco do Brasil S.A. and responds for planning and development of the accounting system of Conglomerado BB; by demonstration of asset status; accounting records at the Bank and Wholly-Owned Subsidiaries in the country; tax planning and management of the Group. He is also Member of the Board of Directors of Previ and Member of the Assistance Committee of the Board of Directors of Vale.

Eletrobras is not aware of the existence, in the last five (5) years, of civil, criminal, or administrative final convictions, including, that prevent Mr. Eduardo Cesar Pasa from exercising any professional or commercial activity.

Mr. Eduardo Cesar Pasa is deemed as a Politically Exposed Individual under the terms in CVM Instruction 301 because he serves as General Accountant of Banco do Brasil S.A.

He is not an independent member because he does not fully meet the following concept: (i) have no relation to the Company, except for holding interest; (ii) not be Controlling Shareholder, spouse or second degree relative of Controlling Shareholder, or not be or not have been, for the last three (3) years, related to the company or entity related to the Controlling Shareholder (people related to public education and/or research institutions are excluded from this restriction); (iii) not have been, for the last three (3) years, employee or officer of the Company, of the Controlling Shareholder, or company controlled by the Company; (iv) not be supplier or buyer, direct or indirect, of services and/or products of the Company, in such a magnitude that implies loss of independence; (v) not be employee or manager of company or entity that offers or demands services and/or products to the Company, in such a magnitude that implies loss of independence; (vi) not be spouse or second degree relative of a manager of the Company; and (vii) not receive any other compensation from the Company, except the one related to the position as member of the Board (proceedings in cash arising out of capital interest are excluded from this restriction)

DAVID MEISTER	11/8/1975	Fiscal Council	4/29/2016	Until the next Shareholders’ Meeting in 2017.
659.033.311-49	Electrician Engineer	Deputy Member of the Fiscal Council	5/2/2016	Yes
No.	01	Does not hold any other office at Eletrobras.
Not applicable.

David Meister – 659.033.311-49

Mr. David Meister holds a degree in Electric Engineering from UNB (2000), Masters’ in Electric Engineering at UNB in and Masters’ in Public Policies and Management by Universidade Erasmus in Rotterdam in the Netherlands in 2013. He served as specialist in regulation and public services in energy. He currently works at the Economic Assistance of the Ministry of Mines and Energy as specialist in public policies and governmental management.

Eletrobras is not aware of the engagement of Mr. David Meister in other publicly-held companies, or third-sector organizations.

Eletrobras is not aware of the existence, in the last five (5) years, of civil, criminal, or administrative final convictions, including, that prevent Mr. David Meister from exercising any professional or commercial activity.

Mr. David Meister is not deemed as a Politically Exposed Individual under the terms in CVM Instruction 301.

He is not an independent member because he does not fully meet the following concept: (i) have no relation to the Company, except for holding interest; (ii) not be Controlling Shareholder, spouse or second degree relative of Controlling Shareholder, or not be or not have been, for the last three (3) years, related to the company or entity related to the Controlling Shareholder (people related to public education and/or research institutions are excluded from this restriction); (iii) not have been, for the last three (3) years, employee or officer of the Company, of the Controlling Shareholder, or company controlled by the Company; (iv) not be supplier or buyer, direct or indirect, of services and/or products of the Company, in such a magnitude that implies loss of independence; (v) not be employee or manager of company or entity that offers or demands services and/or products to the Company, in such a magnitude that implies loss of independence; (vi) not be spouse or second degree relative of a manager of the Company; and (vii) not receive any other compensation from the Company, except the one related to the position as member of the Board (proceedings in cash arising out of capital interest are excluded from this restriction).

RONALDO DIAS	12/9/1946	Fiscal Council	4/29/2016	Until the next Shareholders’ Meeting in 2017.
221.285.307-68	Accountant	Effective Member of the Fiscal Council	5/2/2016	No.
No.	Not applicable.	Does not hold any other office at Eletrobras.
Not applicable.

Ronaldo Dias 221.285.307-68

Mr. Ronaldo Dias was an employee at the Central Bank of Brazil between 1980 and 1998, where he served in the following positions: Auditor — Inspector of Supervision of the National Financial System, Coordinator of Supervision of the National Financial System and Deputy Supervisor of Supervision of the National Financial System. At Banco Clássico S.A. he served as Ombudman — 2007/2013, Internal Auditor — 2013/2015 and Administrative Manager of the Fund Dinâmica Energia — 2014/2015. He is currently Executive Officer at Banco Clássico S.A., deputy Member of the Board of Directors of CEG and Effective Member of the Fiscal Council of CEMIG (publicly-held companies).

[Eletrobras is not aware of the existence, in the last five (5) years, of civil, criminal, or administrative final convictions, including, that prevent Mr. Ronaldo Dias from exercising any professional or commercial activity.

He is not considered an independent member because he was not appointed as such.

ALOÍSIO MACARIO FERREIRA DE SOUZA	10/04/1960	Fiscal Council	4/29/2016	Until the next Shareholders’ Meeting in 2017.
540.678.557-53	Contador	Effective Member of the Fiscal Council	5/2/2016	No.
No.	Not applicable.	Does not hold any other office at Eletrobras.
Not applicable.

Aloísio Macario Ferreira de Souza – 540.678.557-53

Mr. Aloísio Macario Ferreira de Souza is member of the Fiscal Council and of the Board of Directors certified by IBGC – Instituto Brasileiro de Governança Corporativa and Coordinator of the Chapter of Rio de Janeiro of this entity. He holds a degree in Accounting Sciences. He also has an MBA in Complementary Pension Funds - Instituto IDEAS / COPPE-UFRJ – 2005; MBA in Advanced Corporate Evaluation Model – CEFET-RJ - 2003; MBA in Management of Commercial and Investment Banks– Citibank (EUA) – 1992. He is retired and in the last five years he has served as Human Resources Vice-President of USIMINAS (Nov/2014 – Sep/2015) and, previously, as Executive Manager at PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil (June/2004 to August/2011, when he retired).

Mr. Aloísio Macario is currently member of the Fiscal Council of GUARANI S. A. (since June/2009) and deputy member of the Board of Directors of CEMIG – Cia. Energética de Minas Gerais. He has served as Effective Member of the Board of Directors of USIMINAS (May/2010 to April/2014); and member of the Fiscal Council of CELESC and he holds no positions at third sector entities.

Eletrobras is not aware of the existence, in the last five (5) years, of civil, criminal, or administrative final convictions, including, that prevent Mr. Aloísio Macario from exercising any professional or commercial activity.

Mr. Aloísio Macario is not deemed as a Politically Exposed Individual under the terms in CVM Instruction 301.

He is not considered an independent member because he was not appointed as such.

JOÃO GUSTAVO SPECIALSKI DA SILVEIRA	6/21/1983	Fiscal Council	4/29/2016	Until the next Shareholders’ Meeting in 2017.
659.033.311-49	Lawyer	Deputy Member of the Fiscal Council	5/2/2016	No
No	Not applicable.	Does not hold any other office at Eletrobras.
Not applicable.

João Gustavo Spécialski da Silveira – 659.033.311-49

Mr. João Gustavo holds a degree in Law from Universidade do Sul de Santa Catarina in 2007 and MBA in Tax Law by Fundação Getúlio Vargas/SP. In the last five years he has been partner at the law firm Gasparino, Sachet, Roman, Barros & Marchiori Sociedade de Advogados, and has legal experience in tax and corporate law, mergers and acquisitions, corporate reorganization, and compliance management and real estate law helping large publicly-held companies in the sectors of energy and telecommunications.

Eletrobras is not aware of the engagement of Mr. João Gustavo in other publicly-held companies, or third-sector organizations.

Eletrobras is not aware of the existence, in the last five (5) years, of civil, criminal, or administrative final convictions, including, that prevent Mr. João Gustavo from exercising any professional or commercial activity.

He is not considered an independent member because he was not appointed as such.

PATRÍCIA VALENTE STIERLI	5/19/1956	Fiscal Council	4/29/2016	Until the next Shareholders’ Meeting in 2017.
010.551.368-78	Business Administrator	Deputy Member of the Fiscal Council	5/2/2016	No
No.	02	Does not hold any other office at Eletrobras.
Not applicable.

Patrícia Valente Stierli – 010.551.368-78

Ms. Patricia Stierli holds a Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo – Fundação Getúlio Vargas in 1978, and CEAG post-graduation from AESP/FGV, in 1984. She also has specialized in controllership from GVPEC (2000). Since March, 2008, Ms. Stierli has worked at the group of Banco Fator S.A., and was appointed as member of the Executive Board of Banco Fator S.A. in February 2015, and because of that, she became responsible for the deployment of the Social and Environmental Policy. Also at the group of Banco Fator S.A., she also held positions as Third Party Asset Management Executive Officer of Banco Fator S.A., and as General Manager of Fator Administração de Recursos Ltda., Managing Officer of the Equity and Capital Market sector of Fator Administração de Recursos Ltda. and Back Office Superintendent of Banco Fator S.A. Ms. Patricia Valente Stierli is Administrator with Post-Graduation in Administration and she also has 13 years of experience in third party asset management, focused on management and development of products like fixed income funds, multimarket and E.C.M. funds destined to corporate and individual clients. She worked as a Manager for Sinergia Funds where she intensively dealt with questions related to corporate governance, including the appointment of members to the Board of Directors of invested companies. Eight-year experience as Administrative Financial Officer, responsible for the accounting, tax, budget, treasury, and human resources areas. Experience in the structuring of financial operations. Team leadership skills, result-oriented, and focused on corporate governance. Fluent in English. Nationality Brazilian/Swiss. Representative of the Management Area of Banco Fator before the Central Bank of Brazil and the Brazilian Securities and Exchange Commission until July 2015. Member of the Share Committee at ANBIMA until July 2015. Member of the Fiscal Council of Bardella S.A Indústrias Mecânicas (appointed in April 2016). Certified member of Fiscal Council by IBGC, since October 2015. Member of the Board of Directors of Pettenati S.A. Indústria Têxtil (appointed in October 2015).

Ms. Stierli also has 13 years of experience in third party asset management, focused on management and development of products like fixed income funds, multimarket and E.C.M. funds destined to corporate and individual clients. She worked as a Manager for Sinergia Funds where she intensively dealt with questions related to corporate governance. Ms. Stierli also has 8 years of experience as Financial and Administrative Officer, responsible for the accounting, tax, budget, treasury and HR sectors, with additional experience in project finance focused on structuring of financial operations with credit rights, issuance of debentures, public offerings, and mergers and acquisitions.

Eletrobras is not aware of the existence, in the last five (5) years, of civil, criminal, or administrative final convictions, including, that prevent Ms. Patricia Stierlu from exercising any professional or commercial activity.

He is not considered an independent member because he was not appointed as such.

ARMANDO CASADO DE ARAUJO	05/05/1955	Only a member of the Executive Board	4/26/2012	3 years.
671.085.208-34	Administrator	12 – Investor Relations Executive Officer	4/26/2012	Yes
He does not hold other positions at the company.
In 2015, 63 meetings of the Executive Board of Eletrobras have been held, and Mr. Armando attended all these meetings.

Armando Casado de Araujo - 671.085.208-34

Mr. Armando Casado de Araujo holds a degree in Business Administration from Faculdade de Ciências Exatas, Administrativas e Sociais de Brasília, attended several specialization programs in finance and more than 30 years of experience in the Brazilian Electric Power Industry. He has worked since 1977 for Eletrobras Eletronorte, where he was Budget and Financial Superintendent and Assistant to the Chief Financial Officer. As an Eletrobras Eletronorte representative, he was appointed as Chief Executive Officer of the Integração Transmissão de Energia S.A, from 2006 to 2007. He has been working for Eletrobras since June 2008, and has also served as Assistant and Deputy of the Chief Financial Officer. Mr. Casado was the chairman of the Board of Directors of Eletrobras Eletropar until April 2015 and is currently chairman of the Board of Directors of CGTEE and of the Board of Directors of Companhia Hidro Elétrica do São Francisco.

Mr. Casado has not been subject, in the last five years, to criminal conviction, conviction in CVM administrative procedure and final a non-appealable decision, either judicial or administrative, that has suspended or disqualified him for engagement in any professional or commercial activity.
ALEXANDRE VAGHI DE ARRUDA ANIZ	06/02/1976	Only a member of the Executive Board	8/7/2014	4/26/2015
253.377.108-26	Lawyer	Management Executive Office	8/7/2014	Yes
He does not hold other positions at the company.
In 2015, 63 meetings of the Executive Board of Eletrobras have been held, and Mr. Alexandre attended all these meetings.

Alexandre Vaghi Arruda Aniz - 253.377.108-26

Alexandre Vaghi de Arruda Aniz holds a degree in Law from Universidade Presbiteriana Mackenzie (1999), and an MBA degree in Public Management from FIPECAFI/USP (2002). Specialized in corporate income tax from APET (2004). Mr. Aniz was an advisor and chief of staff for a state representative, Mr. Samuel Moreira in 2011. He also was Vice-President and deputy President of the Board of Trade of the State of São Paulo (JUCESP) from 2011 to 2013, and has been the Chairman of the Board of Directors and Chief Executive Officer for 3e Energia e Participações S.A. since 2014. Alexandre Aniz is also chairman of the Board of Directors of Eletropar and is member of the Board of Directors of Eletronet.

Mr. Aniz has not been subject, in the last five years, to criminal conviction, conviction in CVM administrative procedure and final a non-appealable decision, either judicial or administrative, that has suspended or disqualified him for engagement in any professional or commercial activity.

VALTER LUIZ CARDEAL DE SOUZA	18/01/1951	Only a member of the Executive Board	4/26/2012	3 years. (Currently he is under license for undetermined period.)
140.678.380-34	Electrician and Electronic Engineer	Generation Executive Officer (on leave)	4/26/2012	Yes
He does not hold other positions at the company.
In 2015, 63 meetings of the Executive Board of Eletrobras have been held, and Mr. Valter attended all these meetings until his leave from the position.

Valter Luiz Cardeal de Souza - 140.678.380-34

Valter Luiz Cardeal de Souza is an Electrical and Electronic Engineer, with a degree from the Pontifícia Universidade Católica of Rio Grande do Sul, specializing in Energy Engineering as well as in Production Engineering. Mr. Cardeal has been Engineering Executive Officer of Eletrobras since January 14, 2003. In February 2011, the Engineering Executive Office was extinguished and Mr. Cardeal was appointed Generation Executive Officer. He has been active in the electricity sector for over thirty-two years as an employee of Companhia Estadual de Energia Elétrica S.A. (CEEE) where, since 1971, he has undertaken important technical and management functions as executive Officer in the areas of generation, transmission and distribution. At the Departamento Nacional de Águas e Energia Elétrica (DNAEE), from 1986 to 1994, he was Assistant Executive to the General Manager, Coordinator for the Department of Construction and Application of Electric Energy and Coordinator and Substitute Director for the Department of Finance and Economics. He has not served in management positions in publicly-held companies other than Eletrobras.

Mr. Cardeal has not been subject, in the last five years, to criminal conviction, conviction in CVM administrative procedure and final a non-appealable decision, either judicial or administrative, that has suspended or disqualified him for engagement in any professional or commercial activity.

RENATO SOARES SACRAMENTO	09/08/1951	Only a member of the Executive Board	8/24/2015	During the leave of Mr. Valter Cardeal.
186.131.796-49	Electrician Engineer	Generation Executive Officer (Deputy)	8/24/2015	Yes
He does not hold other positions at the company.
In 2015, 63 meetings of the Executive Board of Eletrobras have been held, and Mr. Renato attended all these meetings since the investiture date.

Renato Soares Sacramento – 186.131.796-49

Mr. Sacramento holds an Electric Engineering degree from Escola de Engenharia da Universidade Federal de Minas Gerais – UFMG (1974), with specialization courses in Optimization of Hydrothermal Systems from COPPE – UFRJ (1980) and the University of Waterloo – CAN - (1981), as well as in Business Administration from Fundação Getúlio Várgas – FGV/RJ (1990). Between 1975 and 1985, he was an employee of Companhia Energética de Minas Gerais S.A. – CEMIG, where he held technical positions and was Chief of Division in the planning and programming areas of power operation, accounting and sale of energy and represented CEMIG at a coordination entity of the national interconnected system. From 1985 to date, he has been employed at Centrais Elétricas Brasileiras S.A – Eletrobras, where he held technical positions and worked in the planning and programming areas of power operation, accounting and sale of energy and coordinated groups, and technical committees in a coordination entity of the national interconnected system. Currently, he serves as Sales Superintendent, at the Generation Executive Office, and represents Eletrobras at the Committee for Management and Operation for Purchase and Sale of Energy of ITAIPU Binacional (CADOP) and at the Commission of Studies for Accounting Criteria for Supplies of ITAIPU (CECOI). In addition, Mr. Sacramento has served in management positions as Chief of Division, Chief of Department, Office Assistant and Office General Coordinator, at the Operation and Systems Executive Office, the Engineering Office, and the Generation Office. Additionally, he has been member of the Board of Directors of Paulista Lajeado Energia S.A. since 2014 and he is also member of the Fiscal Council of CGTEE since 2012, being under license since 2014.

Mr. Sacramento has not been subject, in the last five years, to criminal conviction, conviction in CVM administrative procedure and final a non-appealable decision, either judicial or administrative, that has suspended or disqualified him for engagement in any professional or commercial activity.

Mr. Sacramento, in the last five years he has been member of the Board of Directors of Companhia Energética do Ceará – COELCE in fiscal years from 2001 a to 2014.

JOSÉ ANTONIO MUNIZ LOPES	12/07/1945	Only a member of the Executive Board	4/26/2012	3 years
005.135.394-68	Engineer	Transmission Executive Officer	4/26/2012	Yes
He does not hold other positions at the company.

In 2015, 63 meetings of the Executive Board of Eletrobras have been held, and Mr. José Antônio attended all these meetings.

José Antonio Muniz Lopes - 005.135.394-68

He holds a degree in Electrical Engineering from Universidade Federal de Pernambuco (UFPE). He is an expert in the Brazilian electricity industry with a working experience of more than 30 years. Mr. Lopes was appointed Chief Executive Officer of Eletrobras on March 6, 2008. He was appointed as member of its Board of Directors on the Shareholders’ Meeting held on March 04, 2008. Mr. Lopes has held several executive positions in companies in the Eletrobras group, such as CEO and Planning and Engineering Officer Centrais Elétricas do Norte do Brasil S.A. (Eletronorte) from 1989 to 1990 and CEO from 1996 to 2003, Chief Executive Officer, Managing Officer and Chief Financial Officer at Companhia Hidroelétrica do São Francisco (Chesf) from 1992 to 1994. Mr. Lopes was also Deputy Officer of the National Department of Energy Development (DNDE) of the Ministry of Mines and Energy, where he also served as the Executive Secretary.

Mr. Muniz has not been subject, in the last five years, to criminal conviction, conviction in CVM administrative procedure and final a non-appealable decision, either judicial or administrative, that has suspended or disqualified him for engagement in any professional or commercial activity.

MARCOS AURÉLIO MADUREIRA DA SILVA	25/02/1953	Only a member of the Executive Board	4/26/2012	3 years
154.695.816-91	Engineer	Distribution Executive Officer	4/26/2012	Yes
He does not hold other positions at the company.
In 2015, 63 meetings of the Executive Board of Eletrobras have been held, and Mr. Marcos Aurélio attended all these meetings.

Marcos Aurélio Madureira da Silva - 154.695.816-91

Marcos Aurélio Madureira da Silva holds a degree in Electrical Engineering from Universidade Federal de Minas Gerais (UFMG) and has completed post-graduate courses in Economics Engineering from Fundação Dom Cabral and Business Administration from IBMEC. Mr. Madureira has worked for 27 years in Cemig, where he served in several supervision positions and, in 1998, he served as Distribution Officer. He also worked for 10 years for the Energisa Group, where he served in several offices, working, until April, 2011, as Operations and Commercial Officer of Energisa Soluções. Marcos Aurélio Madureira has also acted as member of the Board of Directors of the Operador Nacional do Sistema Elétrico (ONS), between 1999 and 2000.

Mr. Madureira has not been subject, in the last five years, to criminal conviction, conviction in CVM administrative procedure and final a non-appealable decision, either judicial or administrative, that has suspended or disqualified him for engagement in any professional or commercial activity.

JOSIAS MATOS DE ARAUJO	04/04/1951	Only a member of the Executive Board	6/16/2014	4/26/2015
039.310.132-00	Electrician Engineer	Regulation Executive Officer	6/18/2014	Yes
He does not hold other positions at the company.
In 2015, 63 meetings of the Executive Board of Eletrobras have been held, and Mr. Josías attended all these meetings.

Josias Matos de Araujo – 039.310.132-00

Mr. Josias Matos de Araujo holds a degree in Electrical Engineering from Universidade Federal do Estado do Pará – UFPA and a Master’s Degree in Power Systems from Escola Federal de Engenharia de Itajubá. He also holds an International Executive MBA in Business Administration from Amana-Key, besides he specializes in Management Skills from Fundação Dom Cabral. Mr. Araújo has served in many managerial positions in electric power companies, including serving as a member of the Board of Directors for Amazônia Eletrobras Eletronorte Transmissora de Energia Elétrica, from October 2003 to March 2009; as well as for Eletrobras Eletronuclear from April 2009 to April 2011. He has been the Chief Executive Officer for Eletrobras Eletronorte, since August, 2010.

Currently, Mr. Araujo does not hold management positions in publicly-held companies other than Eletrobras.

Mr. Araujo has not been subject, in the last five years, to criminal conviction, conviction in CVM administrative procedure and final a non-appealable decision, either judicial or administrative, that has suspended or disqualified him for engagement in any professional or commercial activity.

12.7 /8– Composition of statutory committees and audit, financial and compensation committees

NAME	TYPE OF COMMITTEE	POSITION HELD	PROFESSION	APPOINTMENT DATE	TERM OF OFFICE
CPF	DESCRIPTION OTHER COMMITTEES	DESCRIPTION OTHER POSITIONS HELD	BIRTH DATE	INVESTITURE DATE
OTHER POSITIONS/FUNCTIONS HELD AT THE COMPANY		PROFESSIONAL EXPERIENCE / STATEMENT OF EVENTUAL CONVICTIONS
NUMBER OF CONSECUTIVE TERMS OF OFFICE		PERCENTAGE OF ATTENDANCE AT MEETINGS
PROFESSIONAL EXPERIENCE / STATEMENT OF EVENTUAL CONVICTIONS / INDEPENDENCE CRITERIA
JAILSON JOSÉ MEDEIROS ALVES	Other Committees	Committee Member (Effective)	Engineer Civil	6/29/2015	1 year
047.594.447-00	Sustainability Committee (non-statutory)		2/6/1975	6/29/2015
Effective member of the Board of Directors of the Company.
02		Percentage of attendance at meetings held 100%.

Jailson José Medeiros Alves – 047.594.447-00

Jailson Jose Medeiros Alves holds a degree in Civil Engineering from Universidade Federal do Rio de Janeiro and is specialized in Management and Economics in Energy from the COPPEAD/UFRJ. He holds a Master’s in Engineering from Universidade Federal Fluminense, focused on Management, Production and Quality Systems. In 2013, he attended the Director Certification Program from the Brazilian Institute of Corporate Governance (IBGC). He started his career dealing with project management and implementation in Engineering in 1997. Since 2002 he has been an employee for Eletrobras, acting during five years in the Engineering Office in the technical and budget analysis of projects and accompanying electricity generation projects, including Proinfa. Since 2007, he started working at the Energy Efficiency Project Division, in the management of Electric Power efficiency projects for cities and street lighting

Mr. Alves does not hold management positions in publicly-held companies other than Eletrobras.

Mr. Alves has not been subject, in the last five years, to criminal conviction, conviction in CVM administrative procedure and final a non-appealable decision, either judicial or administrative, that has suspended or disqualified him for engagement in any professional or commercial activity.

Mr. Alves is not deemed as a Politically Exposed Individual under the terms in CVM Instruction 301.

JOÃO ANTONIO LIAN	Other Committees	Outros	Agronomist Engineer	6/29/2015	1 year
020.454.488-27	Compensation and Personal, Material, Services and Others Committee (non- statutory)	Deputy Member.	10/16/1960	6/29/2015
Effective member of the Board of Directors of the Company e President of the Audit and Risk Committee.
03		Percentage of attendance at meetings held 100%.

João Antonio Lian – 020.454.488-27

Mr. Lian is founder, CEO, and controlling shareholder of Sumatra Comércio Exterior Ltda., company that operates in coffee exportation. Mr. Lian is former president at CeCafé – Conselho dos Exportadores de Café do Brasil. He is an experienced investor in the Brazilian capital market, having accompanied critical situations involving listed companies and their corporate governance practices. Mr. Lian has a degree in Engineer from Unipinhal.

Mr. Lian has not been subject, in the last five years, to criminal conviction, conviction in CVM administrative procedure and final a non-appealable decision, either judicial or administrative, that has suspended or disqualified him for engagement in any professional or commercial activity.

Mr. João Antônio Lian is not deemed as a Politically Exposed Individual under the terms in CVM Instruction 301.

JOÃO ANTONIO LIAN	Other Committees	Committee President	Engineer Agrônomo	6/29/2015	1 year
020.454.488-27	Audit and Risk Committee (non-statutory)		10/16/1960	6/29/2015
Effective member of the Board of Directors and deputy member of the Compensation and Personal, Material, Services and Others Committee .
03		Percentage of attendance at meetings held 100%.

João Antonio Lian – 020.454.488-27

Mr. Lian is founder, CEO, and controlling shareholder of Sumatra Comércio Exterior Ltda., company that operates in coffee exportation. Currently, Mr. Lian has served as president at CeCafé – Conselho dos Exportadores de Café do Brasil. He is an experienced investor in the Brazilian capital market, having accompanied critical situations involving listed companies and their corporate governance practices. Mr. Lian has a degree in Engineer from Unipinhal.

Mr. Lian has not been subject, in the last five years, to criminal conviction, conviction in CVM administrative procedure and final a non-appealable decision, either judicial or administrative, that has suspended or disqualified him for engagement in any professional or commercial activity.

Mr. João Antônio Lian is not deemed as a Politically Exposed Individual under the terms in CVM Instruction 301.

JOSÉ DA COSTA CARVALHO NETO	Other Committees	Committee Member (Effective)	Electrician Engineer	6/29/2015	1 year
044.602.786-34	Sustainability Committee (non-statutory)		2/16/1947	6/29/2015
CEO e Effective member of the Board of Directors of the Company.
03		Percentage of attendance at meetings held 100%
See item 12.5/6 in this Reference Form.
MAURÍCIO MUNIZ BARRETTO DE CARVALHO	Other Committees	Committee President	Administrator	6/29/2015	1 year
042.067.418-75	Compensation and Personal, Material, Services and Others Committee (non-statutory)		6/28/1958	6/29/2015
Effective member of the Board of Directors of the Company.
03		Percentage of attendance at meetings held 100%.
See item 12.5/6 in this Reference Form.
LUIZ EDUARDO BARATA FERREIRA	Other Committees	Committee President	Electrician Engineer	7/31/2015	1 year
246.431.577-04	Sustainability Committee (non-statutory)		7/5/1953	8/1/2015
Effective member of the Board of Directors of the Company.
01		Percentage of attendance at meetings held 100%.
See item 12.5/6 in this Reference Form.
WALTER MALIENI JUNIOR	Other Committees	Committee Member (Effective)	Economist	9/21/2015	1 year
117.718.468-01	Audit and Risk Committee (non-statutory)		11/13/1969	10/1/2015
Effective member of the Board of Directors of the Company.
01		Percentage of attendance at meetings held 100%.
See item 12.5/6 in this Reference Form.
SAMUEL ASSAYAG HANAN	Other Committees	Committee Member (Effective)	Engineer	9/21/2015	1 year
246.431.577-04	Audit and Risk Committee (non-statutory)		7/19/1947	10/1/2015
Effective member of the Board of Directors of the Company.
01		Percentage of attendance at meetings held 100%.
See item 12.5/6 in this Reference Form.
PRISCILLA MARIA SANTANNA	Other Committees	Committee Member (Effective)	Economist e Lawyer	6/29/2015	1 year
584.264.691-91	Audit and Risk Committee (non-statutory)		7/19/1947	6/29/2015
Does not hold other positions at the Company.
01		Percentage of attendance at meetings held 100%.

Priscilla Maria Santana – 584.264.691-91

Priscilla Maria Santana holds a degree in Law from Associação de Ensino Unificado do Distrito Federal and in Economic Sciences and History from Universidade de Brasília, with a post-graduation in Public Policies and Governmental Management from Escola Nacional de Administração Pública. Since April 2015, she has been subsecretary of Financial Intergovernment Relations of the Secretariat of the National Treasury. At the Secretariat of Economic Accompaniment/Ministry of Finance, she has held several positions as assistant secretary, general coordinator of Agricultural Products and general coordinator of Public Services and Infrastructure. From 2002 to 2005, she has held the position of manager of Accompaniment of Market and Defense of Competition of the National Agency of Land Transportation (ANTT). She is member of the Board of Directors of Eletrobras, and member of the Fiscal Council of Petrobrás Biocombustível.

Eletrobras is not aware that Ms. Priscilla Santanna has held positions in other publicly-held companies or third sector entities, and that she has been subject, in the last five years, to criminal conviction, conviction in CVM administrative procedure and final a non-appealable decision, either judicial or administrative, that has suspended or disqualified him for engagement in any professional or commercial activity.

Ms. Priscilla Santanna is deemed as a Politically Exposed Individual under the terms in CVM Instruction 301 because she is former chairman of the Board of Directors of SERPRO.

12.9 – Marital relationships, common law marriages or relatives up to the second degree, between the management, controlled companies and controlling shareholders

Justification for not completing the chart:

There are no marital relationships, common law marriages and relatives up to the second degree, among the company’s management or between them and managers or controlling shareholders of the Company’s controlled companies, directly or indirectly, or controlling shareholders.

12.10 – Subordination, services or control relationships between managers and controlled companies, controlling shareholders and others

Josias Matos de Araujo

2015

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Josias Matos de Araujo	039.310.132-00	Subordination	Direct subsidiary
Manager (Regulation Executive Officer)
Related Party
Eletrobras Termonuclear - Eletronuclear	42.540.211/0001-67
Manager (Chairman of the Board of Directors)
Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Josias Matos de Araujo	039.310.132-00	Subordination	Direct subsidiary
Manager (Regulation Executive Officer)
Related Party

Eletrobras Eletrosul	00.073.957/0001-68
Manager (Chairman of the Board of Directors)
Notes -

2015

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Josias Matos de Araujo	039.310.132-00	Subordination	Direct subsidiary
Manager (Regulation Executive Officer)
Related Party
Eletrobras Termonuclear - Eletronuclear	42.540.211/0001-67
Manager (Chairman of the Board of Directors)
Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Josias Matos de Araujo	039.310.132-00	Subordination	Direct subsidiary
Manager (Regulation Executive Officer)
Related Party
Eletrobras Eletrosul	00.073.957/0001-68
Manager (Chairman of the Board of Directors)

Notes -

2014

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2014
Company Manager
Josias Matos de Araujo	039.310.132-00	Subordination	Direct subsidiary
Manager (Regulation Executive Officer)
Related Party
Centrais Elétricas do Norte do Brasil S/A – Eletronorte	00.357.038/0001-16
Manager (CEO)
Notes -

2013

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2013
Company Manager
Josias Matos de Araujo	039.310.132-00	Subordination	Direct subsidiary
Manager (Regulation Executive Officer)
Related Party
Centrais Elétricas do Norte do Brasil S/A – Eletronorte	00.357.038/0001-16
Manager (CEO)
Notes -

Armando Casado de Araujo

2015

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Armando Casado de Araujo	671.085.208-34	Subordination	Direct subsidiary
Manager (Financial and Investor Relations Executive Officer)
Related Party
Companhia Hidro Elétrica do São Francisco	33.541.368/0001-16
Manager (Chairman of the Board of Directors)
Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Armando Casado de Araujo	671.085.208-34	Subordination	Direct subsidiary
Manager (Financial and Investor Relations Executive Officer)
Related Party
Eletrobras CGTEE	02.016.507/0001-69
Manager (Chairman of the Board of Directors)
Notes -

2015

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Armando Casado de Araujo	671.085.208-34	Subordination	Direct subsidiary
Manager (Financial and Investor Relations Executive Officer)
Related Party
Companhia Hidro Elétrica do São Francisco	33.541.368/0001-16
Manager (Chairman of the Board of Directors)
Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Armando Casado de Araujo	671.085.208-34	Subordination	Direct subsidiary
Manager (Financial and Investor Relations Executive Officer)
Related Party
Eletrobras CGTEE	02.016.507/0001-69
Manager (Chairman of the Board of Directors)
Notes -

2014

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2014
Company Manager
Armando Casado de Araujo	671.085.208-34	Subordination	Direct subsidiary
Manager (Financial and Investor Relations Executive Officer)
Related Party
Companhia Hidro Elétrica do São Francisco	33.541.368/0001-16
Manager (Chairman of the Board of Directors)
Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2014
Company Manager
Armando Casado de Araujo	671.085.208-34	Subordination	Direct subsidiary
Manager (Financial and Investor Relations Executive Officer)
Related Party
Eletrobras Participações S.A. - ELETROPAR	01.104.937/0001-70
Manager (Chairman of the Board of Directors)
Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2014
Company Manager
Armando Casado de Araujo	671.085.208-34	Subordination	Direct subsidiary
Manager (Financial and Investor Relations Executive Officer)
Related Party
Eletrobras Termonuclear S.A. – Eletronuclear	42.540.211/0001-67
Manager (Member of the Board of Directors)
Notes -

2013

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2013
Company Manager
Armando Casado de Araujo	671.085.208-34	Subordination	Direct subsidiary
Manager (Financial and Investor Relations Executive Officer)
Related Party
Companhia Hidro Elétrica do São Francisco	33.541.368/0001-16
Manager (Chairman of the Board of Directors)
Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2013
Company Manager
Armando Casado de Araujo	671.085.208-34	Subordination	Direct subsidiary
Manager (Financial and Investor Relations Executive Officer)
Related Party
Eletrobras Participações S.A. - ELETROPAR	01.104.937/0001-70
Manager (Chairman of the Board of Directors)
Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2014
Company Manager
José Antônio Muniz Lopes	005.135.394-68	Subordination	Direct subsidiary
Manager (Transmission Executive Officer)
Related Party
Centrais Elétricas Do Norte Do Brasil S/A – Eletronorte	00.357.038/0001-16
Manager (Member of the Board of Directors)
Notes -

2013

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2013
Company Manager
José Antônio Muniz Lopes	005.135.394-68	Subordination	Direct subsidiary
Manager (Transmission Executive Officer)
Related Party
Centrais Elétricas Do Norte Do Brasil S/A – Eletronorte	00.357.038/0001-16
Manager (Member of the Board of Directors)
Notes -

José da Costa Carvalho Neto

2015

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
José da Costa Carvalho Neto	044.602.786-34	Subordination	Direct subsidiary
Manager (CEO e Member of the Board of Directors)
Related Party
Furnas – Centrais Elétricas S.A.	23.274.194/0001-19
Manager (Chairman of the Board of Directors)
Notes -

2015

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
José da Costa Carvalho Neto	044.602.786-34	Subordination	Direct subsidiary
Manager (CEO e Member of the Board of Directors)
Related Party
Furnas – Centrais Elétricas S.A.	23.274.194/0001-19
Manager (Chairman of the Board of Directors)
Notes -

2014

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2014
Company Manager
José da Costa Carvalho Neto	044.602.786-34	Subordination	Direct subsidiary
Manager (CEO e Member of the Board of Directors)

Related Party
Furnas – Centrais Elétricas S.A.	23.274.194/0001-19
Manager (Member of the Board of Directors)
Notes -

2013

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2013
Company Manager
José da Costa Carvalho Neto	044.602.786-34	Subordination	Direct subsidiary
Manager (CEO e Member of the Board of Directors)
Related Party
Furnas – Centrais Elétricas S.A.	23.274.194/0001-19
Manager (Member of the Board of Directors)
Notes -

Marcos Aurelio Madureira da Silva

2015

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Eletrobras Distribuição Amazonas	02.341.467/0001-20
Manager (Chairman of the Board of Directors)
Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Eletrobras Distribuição Alagoas	12.272.084/0001-00
Manager (Chairman of the Board of Directors)
Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Eletrobras Distribuição Acre	04.065.033/0001-70
Manager (Chairman of the Board of Directors)
Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Eletrobras Distribuição Piauí	06.840.748/0001-89
Manager (Chairman of the Board of Directors)
Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Eletrobras Distribuição Rondônia	05.914.650/0001-66
Manager (Chairman of the Board of Directors)
Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Eletrobras Distribuição Roraima	02.341.470/0001-44
Manager (Chairman of the Board of Directors)
Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Celg-D	01.543.032/0001-04
Manager (Chairman of the Board of Directors)
Notes -

2015

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Eletrobras Distribuição Amazonas	02.341.467/0001-20

Manager (Chairman of the Board of Directors)

Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Eletrobras Distribuição Alagoas	12.272.084/0001-00

Manager (Chairman of the Board of Directors)

Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Eletrobras Distribuição Acre	04.065.033/0001-70

Manager (Chairman of the Board of Directors)

Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Eletrobras Distribuição Piauí	06.840.748/0001-89

Manager (Chairman of the Board of Directors)

Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)

Related Party
Eletrobras Distribuição Rondônia	05.914.650/0001-66

Manager (Chairman of the Board of Directors)

Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Eletrobras Distribuição Roraima	02.341.470/0001-44

Manager (Chairman of the Board of Directors)

Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Celg-D	01.543.032/0001-04

Manager (Chairman of the Board of Directors)

Notes -

2014

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2014
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Eletrobras Distribuição Amazonas	02.341.467/0001-20

Manager (Chairman of the Board of Directors)

Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2014
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Eletrobras Distribuição Alagoas	12.272.084/0001-00

Manager (Chairman of the Board of Directors)

Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2014
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Eletrobras Distribuição Acre	04.065.033/0001-70

Manager (Chairman of the Board of Directors)

Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2014
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Eletrobras Distribuição Piauí	06.840.748/0001-89

Manager (Chairman of the Board of Directors)

Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2014
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Eletrobras Distribuição Rondônia	05.914.650/0001-66

Manager (Chairman of the Board of Directors)

Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2014
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Eletrobras Distribuição Roraima	02.341.470/0001-44

Manager (Chairman of the Board of Directors)

Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2014
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)

Related Party
Celg-D	01.543.032/0001-04

Manager (Chairman of the Board of Directors)

Notes -

2013

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2013
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Companhia Hidro Elétrica do São Francisco	33.541.368/0001-16

Administração (CEO)

Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2013
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Celg-D	01.543.032/0001-04

Manager (Chairman of the Board of Directors)

Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2013
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Eletrobras Distribuição Amazonas	02.341.467/0001-20

Manager (CEO)

Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2013
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Eletrobras Distribuição Alagoas	12.272.084/0001-00

Manager (CEO)

Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2013
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Eletrobras Distribuição Acre	04.065.033/0001-70

Manager (CEO)

Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2013
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Eletrobras Distribuição Piauí	06.840.748/0001-89

Manager (CEO)

Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2013
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)

Related Party
Eletrobras Distribuição Rondônia	05.914.650/0001-66

Manager (CEO)

Notes -

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2013
Company Manager
Marcos Aurélio Madureira da Silva	154.695.816-91	Subordination	Direct subsidiary
Manager (Distribution Executive Officer)
Related Party
Eletrobras Distribuição Roraima	02.341.470/0001-44

Manager (CEO)

Notes -

Alexandre Vaghi de Arruda Aniz

2015

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Alexandre Vaghi de Arruda Aniz	253.377.108-26	Subordination	Direct subsidiary
Manager (Management Executive Officer)
Related Party
Eletropar	01.104.937/0001-70
Manager (Chairman of the Board of Directors)
Notes -

2015

Identification	CPF/CNPJ	Type of Relationship between Manager and Related Party	Type of Related Party
Position/Function
Fiscal Year 12/31/2015
Company Manager
Alexandre Vaghi de Arruda Aniz	253.377.108-26	Subordination	Direct subsidiary
Manager (Management Executive Officer)
Related Party
Eletropar	01.104.937/0001-70
Manager (Chairman of the Board of Directors)
Notes -

12.11 Describe the terms of any agreements, including insurance policies, that provide for the payment or reimbursement of expenses borne by managers, arising out of repair of damages caused to third parties or to the company, penalties imposed by state agents or settlements for purposes of ending administrative or judicial procedures, while exercising their functions

Pursuant the article 29, first paragraph, of its by-laws, Eletrobras assures for its Directors, Executive Officers and members of the Fiscal Council their defenses in judicial and administrative procedures proposed against them and in connection with acts related to their duties or positions, to the extent those are not conflicting with the Company’s interests. Eletrobras, as described above, bears only the costs of the legal defense and, therefore, does not have insurance policies for payment or reimbursement of expenses borne by managers and originated from indemnification to third parties or to Eletrobras.

In addition, in February 2016, Eletrobras acquired a Directors and Officers Civil Liability policy (D&O) with ACE Seguradora S.A., aiming to ensure indemnification for any loss derived from judicial, criminal, administrative or arbitral proceedings, including expenses incurred in the legal defense, eventually related to day- to-day management activities of the management members (except for investigations in the normal course of business made as a result of elucidation requests), up to the maximum limit of R$ 400,000,000.00 (four hundred million reais). The policy is in effect from February 5, 2016 until February 5, 2017. The premium paid to ACE Seguradora S.A. was equivalent to R$ 15.5 million.

12.12 Inform if the Company follows any code of best practices of corporate governance indicating, if any, the code that is followed and different corporate governance practices adopted under such code

In order to keep a transparent relationship with its shareholders and other interested parties, Eletrobras has been continuously improving its corporate governance practices.

The successful international funding transaction occurred in 2011 was an evidence of this commitment, as there were still many uncertainty and suspicion about the future of global economy. On that moment, the bonds issued by Eletrobras received the “investment grade” rating by two rating agencies and the Company obtained the lowest cost among all of its international funding transactions.

Eletrobras’ shares are traded on BM&FBOVESPA (São Paulo’s Stock Exchange Market), and are listed on the Level 1 segment of Corporate Governance (since 2006) and on the Corporate Sustainability Index (since 2007). In addition, Eletrobras’ securities are listed on the Madrid’s Stock Exchange Market (Latibex) and on the NYSE , through a Level 2 American Depositary Shares - ADS program.

The corporate governance practices in Eletrobras are exercised by a formal structure, comprised of the Board of Directors, the Fiscal Council and the Executive Board.

The main corporate governance practices adopted by Eletrobras are the following:

●	20% of the Board of Directors is comprised of independent members;
●	Permanent Fiscal Council, with functioning and duties established by internal regulations and conciliated with SEC’s requirements to the internal audit function;

●	The members of the Eletrobras’ Executive Board also serve as members of the Board of Directors of the controlled companies;
●	The Company has a Securities Negotiation Policy issued by Eletrobras;
●	The Company has a Disclosure Policy;
●	The Company has a single Code of Ethics applied for all Eletrobras’ companies;
●	The Company’s shares are Listed on the Level 1 segment of Corporate Governance on BM&FBOVESPA;
●	Several communication channels for receiving of claims and/or complaints;
●	Internal control certification by management (CEO e CFO) and by the independent auditors, with transparent approach of any weakness and its remediation plans;
●	Annual evaluation of the Directors and of the Executive Officers;
●	Preparation of a Sustainability Report in compliance with the Global Reporting Initiative (GRI) guidelines; and
●	Publication of the financial statements in compliance with the international accounting standards.

    12.13 Other relevant information

    Information about installation quorums of shareholders’ meetings

Additional clarifications on items 12.6/8 in this Reference Form

Executive Board

On May 15, 2014, the Board of Directors of Eletrobras approved the creation of the Regulation Executive Office. On June 16, 2014, Mr. Josias Matos de Araujo was appointed as Executive Officer, and was vested on June 18, 2014.

Under the terms in article 150, paragraph 4, in the Corporate Law, and as determined by the Board of Directors of Eletrobras, the current members of the Executive Board shall remain in their respective positions until appointment of new members by the Board of Directors, who will be part of that body at another term of office.

Since August 10, 2015, Mr. Valter Luiz Cardeal de Souza, Generation Executive Officer of Eletrobras, has been licensed from his activities. For this reason, under the terms in paragraph 2, article 32 in the By-Laws of Eletrobras, Mr. Renato Soares Sacramento was appointed as Deputy Generation Executive Officer, to hold that position and respond for attributed functions during the period of the leave of Mr. Valter Luiz Cardeal de Souza.

Board of Directors and Auditing Board

On April 29, 2016 at the Annual Shareholders’ Meeting, new members have been appointed for the Board of Directors and the Fiscal Council of the Company. However, to date, the new elected members have not been vested in their positions. For this reason, under the terms in §4 in article 150 in the Corporate Law, the current members of the Board of Directors and the Fiscal Council of the Company, as identified below, shall remain exercising their functions, until the investiture of the new elected members.

The information about the Eletrobras’ shareholders’ meetings installation on the last three fiscal years is listed below:

Date	4/29/2016
Type of Shareholders Meeting	Extraordinary
Installation on second call	No
Installation quorum	The meeting was installed upon the presence of shareholders representing 75.32% of Eletrobras’ voting capital.

Date	12/28/2015
Type of Shareholders Meeting	Extraordinary
Installation on second call	No
Installation quorum	The meeting was installed upon the presence of shareholders representing 50.05% of Eletrobras’ voting capital.

Date	9/21/2015
Type of Shareholders Meeting	Extraordinary
Installation on second call	No
Installation quorum	The meeting was installed upon the presence of shareholders representing 62.34% of Eletrobras’ voting capital.

Date	6/22/2015
Type of Shareholders Meeting	Extraordinary
Installation on second call	No
Installation quorum	The meeting was installed upon the presence of shareholders representing 45.82% of Eletrobras’ voting capital.

Date	04/30/2015
Type of Shareholders Meeting	Annual
Installation on second call	No
Installation quorum	The meeting was installed upon the presence of shareholders representing 75.1% of Eletrobras’ voting capital.

Date	09/26/2014
Type of Shareholders Meeting	Extraordinary
Installation on second call	No
Installation quorum	The meeting was installed upon the presence of shareholders representing 65% of Eletrobras’ voting capital.

Date	04/30/2014
Type of Shareholders Meeting	Annual
Installation on second call	No
Installation quorum	The meeting was installed upon the presence of shareholders representing 87% of Eletrobras’ voting capital.

Date	04/30/2013
Type of Shareholders Meeting	Annual
Installation on second call	No
Installation quorum	The meeting was installed upon the presence of shareholders representing 81.70% of Eletrobras’ voting capital.

Training Programs for Eletrobras Managers

Every year, Eletrobras identifies the training needs of its corporate governance agents and implements actions focused on their training. In 2015, an Annual Meeting of Board and Committee members (representatives of the holding company at other group companies) was held to promote the improvement of the skills and performance of the members of the Board of Directors and Fiscal Council, Eletrobras’ representatives in other companies, directors elected employees’ representatives and those appointed by the controlling shareholder of Eletrobras’ Companies. The topics covered in the lectures were: (i) Responsibility of Board and Committee Members, (ii) Anti-Corruption Laws - Compliance Program and Corporate Governance Guidelines for Board and Committee Members. On that occasion, participants received kits consisting of the Code of Ethics, Guidelines for Board Directors, Guidelines for members of the Fiscal Council that represent Eletrobras, Guidelines for members of the Board of Directors that represent Eletrobras and Eletrobras’ Anticorruption Program Guide for Board Directors and Members of the Fiscal Council.

For 2016, the Department of Corporate Governance intends to hold a new event for members of the board and Fiscal Council, representatives of Eletrobras, aimed at continuing education, for better performance.

Code of Ethics of Eletrobras’ companies

Eletrobras’ companies have different institutional and regulatory documents that guide, identify, cure, handle, and, in cases of violation, apply sanctions with regards to issues related to ethics, establishing guidelines and standards that guide and formalize actions and institutional conduct commitments by companies and their employees, as well as interactions with suppliers, business partners, customers and other stakeholders.

The Code of Ethics formalizes the principles of professional conduct in the workplace and in business relations, addressing corporate governance, transparency, legality, corruption, influence peddling, competition, among others, and is based on market practices and is in accordance with the Federal Constitution and the law.

It establishes, among others, the ethical practices that should guide business decisions and the required alignment with public policies but it also indicates the company’s independence and reinforces the need to protect its assets, heritage and institutional image, the need to repudiate any form or attempt of corruption and influence peddling, adequately addressing the issue of conflicts of interest and establishing rules regarding the prohibition to offer or receive gifts, privileges or benefits. The Code also provides for the respect for free competition and repudiates any kind of unfair competition, or any other practice harmful to the market.

Employees are introduced to the Code of Ethics occurs shortly after they are hired. During onboarding, the new employee receives a copy of the Company’s Code of Ethics and signs a document stating that he/she read, understood and agrees to comply with all its guidelines.

Every year, in order to develop and foster compliance by employees to the guidelines of Eletrobras’ Code of Ethics, Ethics Forum Seminars are held at State-owned Companies, during which relevant issues related to the ethical conduct of employees of companies partially or wholly owned by the government are discussed. All employees of the Company are invited to attend and collaborate with those seminars. In this same line, the Ethical Culture Week was held in 2014 and 2015 to focus on the development of ethical culture among Eletrobras’ employees.

Any complaints concerning ethical misconducts or violations by employees of the Company are received by Eletrobras’ Ethics Committee, an internal body subject to the Public Ethics Commission, which in turn reports to the Presidency of the Republic. Eletrobras’ Ethics Commission receives complaints, assesses their appropriateness and proposes adjustment to the misbehaving employee, either verbally or in written, with a focus on employee’s engagement with the ethical values of the Company.

After assessing the appropriateness of the claims, the Ethics Committee handles 100% of the complaints received and, in those cases were an unethical conduct is evidenced, the Committee suggests educational measures to be applied to the offender in order to allow him/her to understand and to correctly apply the Company’s ethical standards in his/her daily activities.

In 2015, the Ethics Committee of Eletrobras received 5 misconduct complaints.

13.1 Description of the compensation policy or practice, including the non-statutory Executive Board

a)	Compensation policy or practice purposes:

The main purpose of the compensation practice adopted by Eletrobras is to conciliate the interests of the Company’s management and shareholders. Accordingly, the Company’s management compensation is established pursuant to the following parameters: (a) the responsibility, time dedicated to the job, duties and professional reputation, and (b) the compensation practices usually adopted in the market by similar companies.

The members of the Board of Directors and the Fiscal Council are not entitled to (i) any direct and indirect benefits (except funeral assistance) and, if they opt-in for the life insurance, the costs are divided between Eletrobras and the opting member and (ii) remuneration for participation in committees.

All the members of advisory committees of the Management of Eletrobras are non- statutory and do not receive any compensation as a result of their participation in such committees.

b)	compensation structure, including:

i.	Description of compensation elements and corresponding purposes;

Executive Board:

Fixed Annual Compensation

The members of the Statutory Executive Board receive a monthly fixed compensation corresponding to their wages plus the following benefits: vacation bonus, pension plan, transfer allowance, life insurance, funeral assistance, medical expenses, food stamps, housing-aid and special bonus.

The special bonus refers to the Christmas bonus paid to all Executive Officers. The Executive Board is statutory.

The purpose of this compensation is to pay for the services provided by each Executive Officer, under the scope of the assignments designated to their respective offices.

The members of the Statutory Executive Board are not entitled to any wages for participation in the Company’s committees.

Variable Compensation

The members of the Statutory Executive Board are entitled to an annual variable compensation (RVA) from the compliance with certain goals established by the Department of Control and Coordination of State-Owned Companies (DEST) of the Ministry of Planning, Budget and Management, in order to recognize the Officer’s contribution in Company’s performance. The Executive Officers, do not receive any bonuses or wages for participation in meetings or committees.

Post-retirement benefits

The members of the Statutory Executive Board are entitled to post-retirement benefits under the scope of the pension fund.

Benefits for Job Termination

The members of the Statutory Executive Board are not entitled to benefits for job termination.

Share-based compensation

The members of the Statutory Executive Board of Eletrobras are not entitled to any compensation based on the Company’s shares.

Board of Directors:

Fixed Annual Compensations

The compensation for the members of the Board of Directors is fixed at one tenth of the average monthly compensation of the Executive Officers (Chief Executive Officer and other Executive Officers), excluding the amounts related to direct and indirect benefits to those officers and adding amounts as necessary to fund transportation and accommodation expenses to perform their function.

The purpose of this compensation is to pay for the services rendered by each Director, pursuant to their designated duties.

The members of the Board of Directors are not entitled to (i) any direct and indirect benefits (except funeral assistance) and if they opt-in for the life insurance, the costs are divided between Eletrobras and the opting member; and (ii) compensation for participation in committees.

Variable Compensation

The members of the Board of Directors are not entitled to any variable compensation, including, but not limited to bonuses, profit sharing and wages for participating in meetings or committees.

Post-retirement benefits

The members of the Board of Directors are not entitled to post-retirement benefits.

Benefits for Job Termination

The members of the Board of Directors are not entitled to benefits for job termination.

Share-based compensation

The members of the Board of Directors are not entitled to share-based compensation.

Fiscal Council:

Fixed Annual Compensations

The compensation of the members of the Fiscal Council is fixed at one tenth of the average monthly compensation of the Executive Officers (Chief Executive Officer and other Executive Officers), excluding the direct and indirect benefits granted to the executive officers.

The purpose of the compensation is to pay for the services rendered by each member of the Fiscal Council, pursuant to their designated duties.

The members of the Fiscal Council are not entitled to (i) any direct and indirect benefits (except funeral assistance) and if they opt-in for the life insurance, the costs are divided between Eletrobras and the opting member; and (ii) remuneration for participation in committees.

Variable Compensation

The members of the Fiscal Council are not entitled to any variable compensation, including, but not limited to bonuses, profit sharing and wages for participation in meetings or committees.

Post-retirement benefits

The members of the Fiscal Council are not entitled to post-retirement benefits.

Benefits for Job Termination

The members of the Fiscal Council are not entitled to benefits for job termination.

Share-based compensation

The members of the Fiscal Council are not entitled to share-based compensation.

Non-statutory Executive Board:

Not applicable, as Eletrobras does not have a Non-Statutory Executive Board.

Committees:

Eletrobras maintains the following advisory non-statutory committees to the Board of Directors: (i) Audit and Risk Committee, (ii) Sustainability Committee and (iii) Compensation and Personnel Management Committee. There is no payment for members of the committees of Eletrobras.

ii.         Share of each element in total compensation, regarding the 3 (three) last fiscal years;

The table below sets out the share represented by each element in the total compensation on the fiscal year of 2015, approximately:

Compensation Structure	Board of Directors	Fiscal Council	Executive Board	Non-Statutory Executive Board	Committees
Monthly Fixed Compensation
Salary	85.18%	82.96%	60.42%	N.A	N.A
Direct or indirect benefits	0.00%	0.45%	12.38%	N.A	N.A
Participation in committees	0.00%	0.00%	0.00%	N.A	N.A
Others	14.82%	16.59%	21.08%	N.A	N.A
Variable Compensation
Bonuses	0.00%	0.00%	0.00%	N.A	N.A
Profit Sharing	0.00%	0.00%	0.00%	N.A	N.A
Participation in meetings	0.00%	0.00%	0.00%	N.A	N.A
Fees	0.00%	0.00%	0.00%	N.A	N.A
Others	0.00%	0.00%	0.00%	N.A	N.A
Post-retirement Benefits	0.00%	0.00%	6.12%	N.A	N.A
Job Termination	0.00%	0.00%	0.00%	N.A	N.A
Total	100.00%	100.00%	100.00%	N.A	N.A

The table below sets out the share represented by each element in the total compensation on the fiscal year of 2014, approximately:

Compensation Structure	Board of Directors	Fiscal Council	Executive Board	Non-Statutory Executive Board	Committees
Monthly Fixed Compensation
Salary	85.27%	82.28%	57.20%	N.A	N.A
Direct or indirect benefits	0.00%	1.26%	17.82%	N.A	N.A
Participation in committees	0.00%	0.00%	0.00%	N.A	N.A
Others	14.73%	16.46%	18.65%	N.A	N.A
Variable Compensation
Bonuses	0.00%	0.00%	0.00%	N.A	N.A
Profit Sharing	0.00%	0.00%	0.00%	N.A	N.A
Participation in meetings	0.00%	0.00%	0.00%	N.A	N.A
Fees	0.00%	0.00%	0.00%	N.A	N.A
Others	0.00%	0.00%	0.00%	N.A	N.A
Post-retirement Benefits	0.00%	0.00%	6.34%	N.A	N.A
Job Termination	0.00%	0.00%	0.00%	N.A	N.A
TOTAL	100.00%	100.00%	100.00%	N.A	N.A

The table below sets out the share represented by each element in the total compensation on the fiscal year of 2013, approximately:

Compensation Structure	Board of Directors	Fiscal Council	Executive Board	Non-Statutory Executive Board	Committees
Monthly Fixed Compensation
Salary	83.69%	82.24%	52.37%	N.A	N.A
Direct or indirect benefits	0.00%	0.00%	6.26%	N.A	N.A
Participation in committees	0.00%	0.00%	0.00%	N.A	N.A
Others	16.31%	17.76%	28.69%	N.A	N.A
Variable Compensation
Bonuses	0.00%	0.00%	0.00%	N.A	N.A
Profit Sharing	0.00%	0.00%	7.23%	N.A	N.A
Participation in meetings	0.00%	0.00%	0.00%	N.A	N.A
Fees	0.00%	0.00%	0.00%	N.A	N.A
Others	0.00%	0.00%	0.00%	N.A	N.A
Post-retirement Benefits	0.00%	0.00%	5.45%	N.A	N.A
Job Termination	0.00%	0.00%	0.00%	N.A	N.A
TOTAL	0.00%	0.00%	0.00%	N.A	N.A

iii.         methodology of calculation and adjustment of each compensation element;

The establishment of the global compensation for Eletrobras’ Executive Officers, Directors, members of the Fiscal Council members follow a process through which:

Every year Eletrobras’ Management forwards the Department of Coordination and Governance of State Owned Companies (“DEST”) and the Ministry of Mines and Energy (“MME”) a proposal for the compensation of its managers (Executive Board, Board of Directors) and the members of the Fiscal Council for the next term of office (between April of the current year and March of the following year).

The calculation methodology used to prepare the Annual Fixed Compensation proposal follows the guidelines established by DEST for each line item.

Currently DEST uses as inflation adjustment index of wages, management fees and benefits the National Index of Consumer Price - IPCA of the last 12 months, except for the Housing Allowance, which follows the limits established by the law (Art. 5, Decree 3255/1999).

(i)

Management compensation is previously established by the Department of Control and Coordination of State-Owned Companies (DEST) subordinated to the Ministry of Planning, Budget and Management, which is responsible for defining the individual amounts of compensation to each of Eletrobras’ management instances;

(ii)	DEST forwards the established amount for the compensation of the managers of Eletrobras to the Office of the Brazilian National Treasury for approval;

(iii)	The Office of the Brazilian National Treasury, after approval, sends the amount established by DEST, as vote instruction, to be approved by the Eletrobras Annual Shareholders’ Meeting.

The amount of compensation for the Managers of Eletrobras are adjusted and approved annually by the Shareholders’ Meeting, according to limits established by the DEST.

iv.       Reasons that justify the compensation structure;

The composition of the compensation of the managers of Eletrobras follow compensation practices applied by the market for companies with similar size, as well as rules defined for state-held companies by DEST and the responsibilities inherent to each position.

The compensation structure is defined by the majority shareholders with the participation of the governing body (DEST) taking into account the annual limits approved..

v.         Members of management that are not entitled to compensation and reasons for it

All members of the Executive Board, Board of Directors and Fiscal Council are entitled to compensation and the members of committees are not entitled to compensation. Nevertheless, Decree no. 1957/1996 prohibits members of the federal direct or indirect public administration to receive compensation for being part of the boards of directors or Fiscal Council of more than two public companies or mixed capital companies, as well as other entities controlled directly or indirectly by the Federal Government. For this reason, one member of Board of Directors of Eletrobras resigned his compensation for the years 2013, 2014, and January 2015.

c)    main performance indicators considered for the establishment of each compensation element;

There is no subordination between the managements’ performance and their fixed compensation, once the amounts are established by the Department of Control and Coordination of State-Owned Companies (DEST), subordinated to the Ministry of Planning, Budget and Management, and distributed by Board of Directors of Eletrobras to the other Company’s management instances. Total compensation is approved by the Annual Shareholders’ Meeting, considering the period between April of the current year and March of the following year.

Executive Officers are entitled annual variable remuneration upon fulfillment of goals determined annually by the Department of Control and Coordination of State-Owned Companies (DEST) of the Ministry of Planning, Budget and Management, including: (i) service quality indexes for energy generation, transmission and distribution activities, (ii) financial results; (iii) performance, as evaluated by the Board of Directors, and (iv) organizational climate (as evaluated by employees).

d)    How the compensation is structured to reflect the performance indicators evolution;

¡	Wages: fixed compensation is not subordinated to any indicator.

¡	Direct or indirect benefits: Not subordinated to any indicator.

¡	Bonuses. Eletrobras does not pay bonuses as part of compensation.

¡

Variable Compensation: The members of the Statutory Executive Board of Eletrobras are entitled to an Annual Variable Compensation (“RVA”) upon compliance of certain goals established by the Department of Control and Coordination of State-Owned Companies (DEST) of the Ministry of Planning, Budget and Management.

¡	Participation in meetings: Eletrobras does not have this kind of compensation.

¡	Fees: Eletrobras does not have this kind of compensation.

¡	Post-retirement benefits: Not subordinated to any indicator.

¡	Job termination: Eletrobras does not have this kind of compensation.

¡	Share-based compensation: Eletrobras does not have this kind of compensation.

e)    How the compensation policy or practice conciliates the company’s short, medium and long term interests

The fixed compensation for Eletrobras managers is determined according to the guidelines established by the Ministry of Planning, Budget and Management (MPOG/DEST), according to its attributions to approve the compensation of executive officers and members of the Board of Directors of federal state-owned companies.

The annual variable compensation (RVA) for Eletrobras managers is based on the Company results and performance, in accordance with the short, medium and long term strategic planning and aligned to shareholders expected return on investments.

The variable compensation of Eletrobras’ executive officers, defined as the proposed Annual Variable Compensation – RVA of the Executive Board is composed of two pillars: “Profits and Results”. The first pillar, “Profit”, is based on the profit made by the Company in each fiscal year, while the second pillar, “Results”, reflects the fulfillment of targets and indicators established in the Corporate Performance Goals Agreement - CMDE. CMDE goals result from the Business and Management Director Plan - PDNG, which in turn, results from the Strategic Plan of Eletrobras’ companies, aligned with the interests of shareholders in the short, medium and long term.

f)     compensation paid by subsidiaries, controlled companies or direct or indirect controlling shareholders

No compensation or benefits are paid to the members of the Board of Directors, Fiscal Council, Statutory Executive Officers, Non-statutory Executive Officers and members of the advisory committees by subsidiaries, controlled companies or direct or indirect controlling shareholders.

g)     compensation or benefit subordinated to the occurrence of a corporate event, such as change of the control

No compensation or benefits are paid to the members of the Board of Directors, Fiscal Council, Statutory Executive Officers, Non-statutory Executive Officers and members of the advisory committees subordinated to the occurrence of a corporate event.

13.2 Total compensation of the Board of Directors, Executive Board and Fiscal Council

Total compensation estimated to the current fiscal year ending on December 31, 2016 – Annual amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	10.00	7.00	5.00	22.00
Number of paid members	10.00	7.00	5.00	22.00
Annual fixed compensation
Salary	706,017.63	4,813,093.45	353,008.82	5,872,119.90
Direct or indirect benefits	-	1,852,562.43	-	1,852,562.43
Participation on committees	-	-	-	-
Others	141,203.53	1,564,838.87	70,601.76	1,776,644.16
Description of other fixed compensation	Amounts paid as Fees -INSS and FGTS employer	Amounts paid as Fees -INSS and FGTS employer	Amounts paid as Fees -INSS and FGTS employer	-
Variable compensation
Bonuses	-	-	-	-
Annual Variable Compensation - RVA	-	420,884.00	-	420,884.00
Participation in meetings	-	-	-	-
Fees	-	-	-	-
Others	-	117,847.52	-	117,847.52
Description of other variable compensation	Amounts paid as Fees -INSS and FGTS employer	Amounts paid as Fees -INSS and FGTS employer	Amounts paid as Fees -INSS and FGTS employer	-
Post-retirement	-	745,946.60	-	745,946.60
Job termination	-	-	-	-
Based on shares	-	-	-	-
Note	The number of members corresponds to the annual average of the number of members of this management body, determined monthly, as established in the Circular Noticer CVM/SEP/No. 002/2016	The number of members corresponds to the annual average of the number of members of this management body, determined monthly, as established in the Circular Noticer CVM/SEP/No. 002/2016	The number of members corresponds to the annual average of the number of members of this management body, determined monthly, as established in the Circular Noticer CVM/SEP/No. 002/2016	-
Total Compensation	847,221.16	9,515,172.87	423,610.58	10,786,004.61

Total compensation estimated to the current fiscal year ending on December 31. 2015 – Annual amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	7.83	7	4.83	19.66
Number of paid members	7.67	7	4.67	19.34
Annual fixed compensation
Salary	492,452.62	4,205,588.90	291,475.04	4,989,516.56
Direct or indirect benefits	-	862,036.09	1,569.44	863,605.53
Participation on committees	-	-	-	-
Others	85,662.72	1,466,956.54	58,294.90	1,610,914.16
Description of other fixed compensation	Amounts paid as Fees -INSS and FGTS employer	Amounts paid as Fees -INSS and FGTS employer	Amounts paid as Fees -INSS and FGTS employer	-
Variable compensation
Bonuses	-	-	-	-
Annual Variable Compensation - RVA	-	-	-	-
Participation in meetings	-	-	-	-
Fees	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	Not Applicable	Not Applicable	Not Applicable
Post-retirement	-	425,998.04	-	425,998.04
Job termination	-	-	-	-
Based on shares	-	-	-	-
Note	The number of members corresponds to the annual average of the number of members of this management body. determined monthly. as established in the Circular Noticer CVM/SEP/No, 002/2016	The number of members corresponds to the annual average of the number of members of this management body. determined monthly. as established in the Circular Noticer CVM/SEP/No, 002/2016	The number of members corresponds to the annual average of the number of members of this management body. determined monthly. as established in the Circular Noticer CVM/SEP/No, 002/2016	-
Total Compensation	578,115.34	6,960,579.57	351,339.38	7,890,034.29

Total compensation for the fiscal year ended on December 31, 2014 – Annual amounts
	Board of Directors	Executive Board	Fiscal Council	Total
Number of members	8.33	6.75	5.08	20.16
Number of paid members	7.33	6.75	5.08	19.16
Annual fixed compensation
Salary	438,515.27	3,705,692.36	301,408.46	4,445,616.09
Direct or indirect benefits	-	1,154,210.06	4,624.04	1,158,834.10
Participation on committees	-	-	-	-
Others	75,725.85	1.208.029,98	60,281.62	1,344,037.45
Description of other fixed compensation	Amounts paid as Fees -INSS and FGTS employer	Amounts paid as Fees -INSS and FGTS employer	Amounts paid as Fees -INSS and FGTS employer	-
Variable compensation
Bonuses	-	-	-	-
Annual Variable Remuneration - RVA	-	-	-	-
Participation in meetings	-	-	-	-
Fees	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	Not applicable	Not applicable	Not applicable	-
Post-retirement	-	410,899.91	-	410,899.91
Job termination	-	-	-	-
Based on shares	-	-	-	-
Note	The number of members corresponds to the annual average of the number of members of this management body. determined monthly. as established in the Circular Noticer CVM/SEP/No, 002/2016	The number of members corresponds to the annual average of the number of members of this management body. determined monthly. as established in the Circular Noticer CVM/SEP/No, 002/2016	The number of members corresponds to the annual average of the number of members of this management body. determined monthly. as established in the Circular Noticer CVM/SEP/No, 002/2016	-
Total Compensation	514,241.12	6,478,832.31	366,314.12	7,359,387.55

Total compensation for the fiscal year ended on December 31, 2013 – Annual amounts
	Board of Directors	Executive Board	Fiscal Council	Total
Number of members	9.00	6.00	5.00	20.00
Number of paid members	8.00	6.00	5.00	19.00
Annual fixed compensation
Salary	435,168.47	3,268,394.59	278,769.20	3,982,332.26
Direct or indirect benefits	-	390,689.15	-	390,689.15
Participation on committees	-	-	-	-
Others	84,799.91	1,790,349.66	60,221.68	1,935,371.25
Description of other fixed compensation	Amounts paid as Fees -INSS and FGTS employer	Amounts paid as Fees -INSS and FGTS employer	Amounts paid as Fees -INSS and FGTS employer	-
Variable compensation
Bonuses	-	-	-	-
Annual Variable Remunation - RVA	-	451,157.50	-	451,157.50
Participation in meetings	-	-	-	-
Fees	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	Not Applicable	Not Applicable	Not Applicable
Post-retirement	-	339,967.75	0.00	339,967.75
Job termination	-	-	-	-
Based on shares	-	-	-	-
Notes	The number of members corresponds to the annual average of the number of members of this management body. determined monthly. as established in the Circular Noticer CVM/SEP/No, 002/2016	The number of members corresponds to the annual average of the number of members of this management body. determined monthly. as established in the Circular Noticer CVM/SEP/No, 002/2016	The number of members corresponds to the annual average of the number of members of this management body. determined monthly. as established in the Circular Noticer CVM/SEP/No, 002/2016	-
Total compensation	519,968.38	6,240,558.65	338,990.88	7,099,517.91

13.3 Variable compensation of Directors, Executive Officers and members of the Fiscal Council

Forecast for the Fiscal Year ending on December 31, 2016.
	Board of Directors	Executive Board	Fiscal Council	Total
Number of members (1)	10.00	7.00	5.00	22.00
Number of remunerated members	-	7.00	-	7.00
Bonuses
Minimum amount provided in the compensation plan	-	-	-	-
Maximum amount provided in the compensation plan	-	-	-	-
Planned amount of compensation if targets are reached	-	-	-	-
Annual Variable Compensation
Minimum amount provided in the compensation plan	-	420,884.00	-	420,884.00
Maximum amount provided in the compensation plan	-	420,884.00	-	420,884.00
Planned amount of compensation if targets are met	-	420,884.00	-	420,884.00

Notes: (1) Corresponds to the number of directors and executive officers, as applicable, entitled to variable compensation accounted in of the Eletrobras’ results in the respective fiscal year, pursuant to Circular Notice CVM/SEP/no. 02/2016. The Chief Executive Officer is also a member of the Board of Directors, but the values of the variable compensation received by him only are accounted as a member of the Executive Board, considering that the members of the Board of Directors do not receive compensation of this nature.

Forecast for the Fiscal Year ending on December 31, 2015.
	Board of Directors	Executive Board	Fiscal Council	Total
Number of members (1)	7.83	7.00	4.83	19.66
Number of remunerated members	-	-	-	-
Bonuses
Minimum amount provided in the compensation plan	-	-	-	-
Maximum amount provided in the compensation plan	-	-	-	-
Planned amount of compensation if targets are reached	-	-	-	-
Annual Variable Compensation
Minimum amount provided in the compensation plan	-	-	-	-
Maximum amount provided in the compensation plan	-	-	-	-
Planned amount of compensation if targets are met	-	-	-	-

Notes: (1) Corresponds to the number of directors and executive officers, as applicable, entitled to variable compensation accounted in of the Eletrobras’ results in the respective fiscal year, pursuant to Circular Notice CVM/SEP/no. 02/2016. The Chief Executive Officer is also a member of the Board of Directors, but the values of the variable compensation received by him only are accounted as a member of the Executive Board, considering that the members of the Board of Directors do not receive compensation of this nature.

Forecast for the Fiscal Year ending on December 31, 2014.
	Board of Directors	Executive Board	Fiscal Council	Total
Number of members (1)	-	6.75	-	6.75
Number of remunerated members	-	6.75	-	6.75
Bonuses
Minimum amount provided in the compensation plan	-	-	-	-
Maximum amount provided in the compensation plan	-	-	-	-
Planned amount of compensation if targets are reached	-	-	-	-
Annual Variable Compensation
Minimum amount provided in the compensation plan	-	533,116.97	-	533,116.97
Maximum amount provided in the compensation plan	-	533,116.97	-	533,116.97
Planned amount of compensation if targets are met	-	0.00	-	0.00

Notes: (1) Corresponds to the number of directors and executive officers, as applicable, entitled to variable compensation accounted in of the Eletrobras’ results in the respective fiscal year, pursuant to Circular Notice CVM/SEP/no. 02/2016. The Chief Executive Officer is also a member of the Board of Directors, but the values of the variable compensation received by him only are accounted as a member of the Executive Board, considering that the members of the Board of Directors do not receive compensation of this nature.

Forecast for the Fiscal Year ending on December 31, 2013.
	Board of Directors	Executive Board	Fiscal Council	Total
Number of members (1)	-	6	-	6
Number of remunerated members	-	6	-	6
Bonuses
Minimum amount provided in the compensation plan	-	-	-	-
Maximum amount provided in the compensation plan	-	-	-	-
Planned amount of compensation if targets are reached	-	-	-	-
Annual Variable Compensation
Minimum amount provided in the compensation plan	-	451,157.50		451,157.50
Maximum amount provided in the compensation plan	-	451,157.50		451,157.50
Planned amount of compensation if targets are met	-	451,157.50		451,157.50

Notes: (1) Corresponds to the number of directors and executive officers, as applicable, entitled to variable compensation accounted in of the Eletrobras’ results in the respective fiscal year, pursuant to Circular Notice CVM/SEP/no. 02/2016. The Chief Executive Officer is also a member of the Board of Directors, but the values of the variable compensation received by him only are accounted as a member of the Executive Board, considering that the members of the Board of Directors do not receive compensation of this nature.

13.4 Share-based compensation plan for the Board of Directors and the Executive Board

Eletrobras does not have share-based compensation plans for the Board of Directors and the Executive Board.

13.5 Share-based compensation in the last 3 (three) fiscal years for the Board of Directors and the Executive Board

The Board of Directors and the Executive Board of Eletrobras do not have share-based compensation.

13.6 Information about outstanding stock options held by the Board of Directors and the Executive Board

The Board of Directors and the Executive Board of Eletrobras do not have any outstanding stock option.

13.7 Exercised Stock options and shares delivered in connection with Share-based compensation for The Board of Directors and the Executive Board

The Board of Directors and the Executive Board of Eletrobras do not hold or exercise any stock option or had any shares delivered in connection with share-based compensation.

13.8 Information deemed necessary to the understanding of the information disclosed in items 13.5 to 13.7 – Pricing Method for shares and options

Not applicable, because Eletrobras does not have a share-based compensation plan. Accordingly, the Board of Directors and the Executive Board of Eletrobras do not hold outstanding stock options, exercised stock options or shares delivered in connection with share-based compensation.

13.9 Participations in stocks, shares and other convertible securities held by the members of the Board of Directors or the Fiscal Council - by board

The table below illustrates the shares held by the members of the Board of Directors and Fiscal Council of Eletrobras as of December 31, 2015:

Feature Securities	Quantity[1]
	Board of Directors	Executive Officers	Fiscal Council
Common Shares	213	1	-
Class A Preferred	-	-	-
Class B Preferred	-	-	-

1. To avoid duplication, given that, the Company’s CEO is also a member of the Board of Directors, the securities held by him were released in the field referring to the Board of Directors.

The members of the Board of Directors, the Executive Board or the Fiscal Council at the close of the last fiscal year does not hold shares or quotas directly or indirectly held in Brazil or abroad, nor other securities convertible into shares or quotas issued by direct or indirect controlling shareholders of Eletrobras and/or its subsidiaries, under corporations or common control corporations of Eletrobras in the closing date of the last fiscal year.

13.10 Information about pension plans granted to the members of the Board of Directors and the Statutory Executive Board

	Board of Directors	Executive Board	Total
Number of members (1)	7.83	7	14.83
Number of paid members	-	4	4
Plan’s name	Fundação Eletrobras de Seguridade Social
Number of managers who are eligible for retirement	-	Not available	Not available
Conditions for early retirement	-	Can be requested by members of over 50 years old, who is retired from Social Security and no longer holds employment relationship with the sponsor of the plan, provided that such member has completed 10 years of membership.	-
Amount of aggregated contributions to the pension plan until the end of the last fiscal year, disregarding the amount paid directly by the managers	-	R$ 1,597,541.99	R$ 1,597,541.99
Total aggregated amount of contributions paid in the last fiscal year, disregarding the amount paid directly by the managers	-	R$ 367,446.48	R$ 367,446.48
Possibility of early redemption and conditions	-	Early redemption is available upon cancellation of the member’s enrollment, due to the employment termination between the member and the sponsor, provided that this cancellation occurs before the member has applied for the Monthly Income Benefit. Redemption is paid fully in one or more installments, at the member’s discretion, net of income tax.	-

(1) Corresponds to the number of managers and members of the board, as applicable, who have applied for the pension plan, pursuant to the terms of the Official Notice CVM/SEP/no. 002/2016.

	Board of Directors	Executive Board	Total
Number of members (1)	7.83	7	14.83
Number of paid members	0.00	1.00	1.00
Plan’s name	Previnorte (Plano de Previdência de Diretor vinculado à Eletronorte)
Number of managers who are eligible for retirement	-	Not available	Not available
Conditions for early retirement	-	Can be requested by members of over 50 years old, who is retired from Social Security and no longer holds employment relationship with the sponsor of the plan, provided that such member has completed 10 years of membership.	-
Amount of aggregated contributions to the pension plan until the end of the last fiscal year, disregarding the amount paid directly by the managers	-	R$ 300,648.28	R$ 300,648.28
Total aggregated amount of contributions paid in the last fiscal year, disregarding the amount paid directly by the managers	-	R$ 58,551.56	R$ 58,551.56
Possibility of early redemption and conditions	-	The early redemption is possible (i) when the employment relationship between the member and Eletrobras Eletronorte is terminated, provided that the member is not allowed supplementary pension, or (ii) when the member’s enrollment before the Plan is canceled by the member’s fault or request. The member	-

(1) Corresponds to the number of Directors and Executive Officers, as applicable, who have applied for the pension fund, pursuant to the terms of the Official Notice CVM/SEP/no. 002/2016.

(2) Amounts related exclusively to the contributions made by Eletrobras. This plan was previously sponsored by Eletrobras Eletronorte, entity to which the beneficiary was linked to before his inauguration as executive officer in Eletrobras.

13.11– Maximum, minimum and average individual compensation of the members of the Board of Directors, the Executive Board and the Fiscal Council

Annual Values

	Executive Board			Board of Directors			Fiscal Council
	12/31/2015	12/31/2015	12/31/2015	12/31/2015	12/31/2013	12/31/2013	12/31/2014	12/31/2013	12/31/2013
Number of members	7.00	6.75	6.00	7.83	8.33	9.00	4.83	5.08	5.00
Number of paid members	7.00	6.75	6.00	7.67	7.83	8.00	4.67	5.08	5.00
Maximum compensation (Brazilian Reais)	1,368,330.53	1,298,743.42	1,250,001.73	76,965.81	71,862.68	70,579.68	76,965.81	76,486.72	70,579.68
Minimum compensation (Brazilian Reais)	848,925.37	852,267.47	957,812.07	64,138.20	59,885.58	55,518.57	76,965.81	71,862.68	67,699.68
Average compensation (Brazilian Reais)	994,368.51	959,827.01	1,040,093.11	75,373.58	65,675.75	64,996.05	75,233.27	72,109.08	67,798.18

Notes

Executive Board
12/31/2015

The amount of compensation distributed among the members of the Executive Board is the same for all members, except for the CEO, who earns compensation 5% higher than other members, and the compensation an employed director of Eletrobras and an employee who is appointed as Deputy Officer on 8/24/2015.

The CEO of the Company is also member of the Board of Directors. However, his compensation as an officer is not considered for purposes of the calculation of the Board of Directors compensation and vice versa, pursuant to Official Notice Official Notice CVM/SEP/no. 002/2016

The amount of the minimum individual compensation was determined excluding members that remained in the office for less than 12 months, pursuant to Official Notice CVM/SEP/no. 002/2016.

The number of members corresponds to the annual average number of members, calculated on a monthly basis, pursuant to Official Notice CVM/SEP/no. 002/2016.

12/31/2014

The amount of compensation distributed among the members of the Executive Board is the same for all members, except for the CEO, who earns compensation 5% higher than other members, and the compensation an employed director of Eletrobras and an employee who is appointed as Deputy Officer on 8/24/2015.

The CEO of the Company is also member of the Board of Directors. However, his compensation as an officer is not considered for purposes of the calculation of the Board of Directors compensation and vice versa, pursuant to Official Notice Official Notice CVM/SEP/no. 002/2016

The amount of the minimum individual compensation was determined excluding members that remained in the office for less than 12 months, pursuant to Official Notice CVM/SEP/no. 002/2016.

The number of members corresponds to the annual average number of members, calculated on a monthly basis, pursuant to Official Notice CVM/SEP/no. 002/2016.

12/31/2013

The amount of compensation distributed among the members of the Executive Board is the same for all members, except for the CEO, who earns compensation 5% higher than other members, and the compensation an employed director of Eletrobras and an employee who is appointed as Deputy Officer on 8/24/2015.

The CEO of the Company is also member of the Board of Directors. However, his compensation as an officer is not considered for purposes of the calculation of the Board of Directors compensation and vice versa, pursuant to Official Notice Official Notice CVM/SEP/no. 002/2016

The amount of the minimum individual compensation was determined excluding members that remained in the office for less than 12 months, pursuant to Official Notice CVM/SEP/no. 002/2016.

The number of members corresponds to the annual average number of members, calculated on a monthly basis, pursuant to Official Notice CVM/SEP/no. 002/2016.

Board of Directors
12/31/2015

The amount of compensation distributed among the members of the Board of Directors is the same for all members.

The amount of the minimum individual compensation was determined excluding members that remained in the office for less than 12 months, pursuant to Official Notice CVM/SEP/no. 002/2016.

The number of members corresponds to the annual average number of members, calculated on a monthly basis, pursuant to Official Notice CVM/SEP/no. 002/2016.

12/31/2014

The amount of compensation distributed among the members of the Board of Directors is the same for all members.

The amount of the minimum individual compensation was determined excluding members that remained in the office for less than 12 months, pursuant to Official Notice CVM/SEP/no. 002/2016.

The number of members corresponds to the annual average number of members, calculated on a monthly basis, pursuant to Official Notice CVM/SEP/no. 002/2016.

Considering that one of the members of the Board of Directors has not received any compensation pursuant Decree no.º 1,957/1996, he was not considered for purposes of calculation of the average number of members, and the figure used for this calculation is 7.33 members for the Board of Directors, as established in the Official Notice CVM/SEP/no. 002/2016.

12/31/2013

The amount of compensation distributed among the members of the Board of Directors is the same for all members.

The amount of the minimum individual compensation was determined excluding members that remained in the office for less than 12 months, pursuant to Official Notice CVM/SEP/no. 002/2016.

The number of members corresponds to the annual average number of members, calculated on a monthly basis, pursuant to Official Notice CVM/SEP/no. 002/2016.

Considering that one of the members of the Board of Directors has not received any compensation pursuant Decree no.º 1,957/1996, he was not considered for purposes of calculation of the average number of members, and the figure used for this calculation is 7.33 members for the Board of Directors, as established in the Official Notice CVM/SEP/no. 002/2016

Fiscal Council
12/31/2015

The amount of compensation distributed among the members of the Fiscal Council is the same for all members.

The amount of the minimum individual compensation was determined excluding members that remained in the office for less than 12 months, pursuant to Official Notice CVM/SEP/no. 002/2016.

The number of members corresponds to the annual average number of members, calculated on a monthly basis, pursuant to Official Notice CVM/SEP/no. 002/2016.

12/31/2014

The amount of compensation distributed among the members of the Fiscal Council is the same for all members.

The amount of the minimum individual compensation was determined excluding members that remained in the office for less than 12 months, pursuant to Official Notice CVM/SEP/no. 002/2016.

The number of members corresponds to the annual average number of members, calculated on a monthly basis, pursuant to Official Notice CVM/SEP/no. 002/2016.

12/31/2013

The amount of compensation distributed among the members of the Fiscal Council is the same for all members.

The amount of the minimum individual compensation was determined excluding members that remained in the office for less than 12 months, pursuant to Official Notice CVM/SEP/no. 002/2016.

The number of members corresponds to the annual average number of members, calculated on a monthly basis, pursuant to Official Notice CVM/SEP/no. 002/2016.

13.12 Compensation or indemnification mechanisms applicable to management in the event of retirement or dismissal

Eletrobras does not have compensation or indemnification mechanisms applicable to management in the event of retirement or dismissal.

13.13 Percentage of the compensation paid to managers and members of the Fiscal Council who are related parties to the controlling shareholders

Compensation held by Related Parties for the fiscal year ended December 31, 2015

	Board of Directors	Executive Board	Fiscal Council
Number of Members	7.83	7.00	4.83
Number of Members – Party Related to Parent Company	4.08	0.00	3.00
Total Compensation of Entity during Period	R$ 578,115.34	R$ 6,960,579.57	R$ 351,339.38
Total Compensation of Parent Company’s Related Parties in Entity during Period	R$ 316,180.30	R$ 0.00	R$ 222,192.88
% of Entity’s Total Compensation	54.69%	0.00%	63.24%

Compensation held by Related Parties for the fiscal year ended December 31, 2014
	Board of Directors	Executive Board	Fiscal Council
Number of Members	8.33	6.75	5.08
Number of Members – Party Related to Parent Company	4.00	0.00	3.00
Total Compensation of the Entity during Period	R$ 514,241.12	R$ 6,478,832.31	R$ 366,314.12
Total Compensation of Parent Company’s Related Parties in Entity during Period	R$ 279,357.40	R$ 0.00	R$ 211,894.72
% of Entity’s Total Compensation	54.32%	0.00%	57.85%

Compensation held by Related Parties for the fiscal year ended December 31, 2013
	Board of Directors	Executive Board	Fiscal Council
Number of Members	9.00	6.00	5.00
Number of Members – Party Related to Parent Company	3.42	0.00	3.00
Total Compensation of the Entity during Period	R$ 519,968.38	R$ 6,240,558.65	R$ 338,990.88
Total Compensation of Parent Company’s Related Parties in Entity during Period	R$ 315,399.97		R$ 217,099.74
% of Entity’s Total Compensation	60.66%	0.00%	64.04%

13.14 Compensation received by managers and members of the Fiscal Council not related to their positions, disclosed by management body

In the last three (3) fiscal years, there were no payments made to members of the Board of Directors, the Executive Board or the Fiscal Council that were not related to their respective positions.

13.15 Compensation of Directors, Executive Officers and members of the Fiscal Council recorded in the results of direct or indirect controlling shareholders, controlled companies and jointly controlled companies

In the last three (3) fiscal years, there was no compensation paid by any company controlled by Eletrobras or Eletrobras direct or indirect controlling shareholders or jointly controlled companies, to any member of the Board of Directors, the Executive Board and the Fiscal Council, related to their respective positions in Eletrobras; and/or

The chart below, regarding the year ended on December 31, 2015, shows the compensation received by managers and members of the Fiscal Council of Eletrobras, recorded in the results of Eletrobras direct or indirect controlling shareholders, controlled companies and jointly controlled companies, including compensation not related to their respective positions in Eletrobras.

	Board of Directors	Executive Board	Fiscal Council
Parent Company	-	-
Subsidiaries	-	211,047.88	-
Companies under common control	91,635.54	574,296.45¹	-

¹ Includes amounts paid in dollars to managers who are working abroad, for which the exchange rate of R$ 3.33870 per US$ 1.00 was used.

13.16 Other material information

In addition to the information listed in section 13.2 above, in 2015, the management members of Eletrobras were entitled to the reimbursement of R$ 163,049.02 for travelling expenses.

Inform the compensation proposal for managers, members of the Board of Directors, and Executive Board separately, as well as for the members of the Fiscal Council, to be deliberated at the Shareholders’ Meeting, for the period between April 2016 and March 2017, filling in the tables below:

Estimated Compensation of Managers according to term of office (period April 2016 to March 2017
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	10.00	7.00	5.00	22.00
Number of paid members	10.00	7.00	5.00	22.00
Annual fixed compensation
Salary	652,843.20	4,218,373.56	326,421.60	5,197,638.36
Direct or indirect benefits	-	1,536,114.41	-	1,536,114.41
Participation on committees	-	-	-	-
Others	130,568.40	1,381,867.32	65,284.20	1,577,719.92
Description of other fixed compensation	Amounts paid as Fees -INSS and FGTS employer	Amounts paid as Fees -INSS and FGTS employer	Amounts paid as Fees -INSS and FGTS employer	-
Variable compensation
Bonuses	-	-	-	-
Annual Variable Compensation - RVA	-	0.00	-	0.00
Participation in meetings	-	-	-	-
Fees	-	-	-	-
Others	-	0.00	-	0.00
Description of other variable compensation	Amounts paid as Fees -INSS and FGTS employer	Amounts paid as Fees -INSS and FGTS employer	Amounts paid as Fees -INSS and FGTS employer	-
Post-retirement	-	667,985.64	-	667,985.64
Job termination	-	-	-	-
Based on shares	-	-	-	-
Note	The number of members corresponds to the annual average of the number of members of this management body. determined monthly. as established in the Circular Notice CVM/SEP/No. 002/2016	The number of members corresponds to the annual average of the number of members of this management body. determined monthly. as established in the Circular Notice CVM/SEP/No. 002/2016	The number of members corresponds to the annual average of the number of members of this management body. determined monthly. as established in the Circular Notice CVM/SEP/No. 002/2016	-
Total Compensation	783,411.60	7,804,340.93	391,705.80	8,979,458.33

In addition, in order to offer better understanding regarding the values effectively recorded for the period between April 2015 and March 2016, corresponding to the last term of office of the current members of the Management of the Company, the table below indicates the information presented in item 13.2 of the Reference Form as provided for the corresponding period:

Estimated Compensation of Managers according to term of office (period April 2015 to March 2016
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	9.00	7.00	5.00	21.00
Number of paid members	9.00	7.00	5.00	21.00
Annual fixed compensation	-	-	-	-
Salary	527,359.32	4,512,786.69	297,205.46	5,337,351.47
Direct or indirect benefits	-	760,698.17	-	760,698.17
Participation on committees	-	-	-	-
Others	105,471.86	1,391,605.36	59,441.09	1,556,518.31
Description of other fixed compensation	Amounts paid as Fees -INSS and FGTS employer	Amounts paid as Fees -INSS and FGTS employer	Amounts paid as Fees -INSS and FGTS employer	-
Variable compensation
Bonuses	-	-	-	-
Annual Variable Compensation - RVA	-	-	-	-
Participation in meetings	-	-	-	-
Fees	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	Amounts paid as Fees -INSS and FGTS employer	Amounts paid as Fees -INSS and FGTS employer	Amounts paid as Fees -INSS and FGTS employer	-
Post-retirement	-	447,143.42	-	447,143.42
Job termination	-	-	-	-
Based on shares	-	-	-	-
Note	The number of members corresponds to the annual average of the number of members of this management body, determined monthly, as established in the Circular Notice CVM/SEP/No, 002/2016	The number of members corresponds to the annual average of the number of members of this management body, determined monthly, as established in the Circular Notice CVM/SEP/No, 002/2016	The number of members corresponds to the annual average of the number of members of this management body, determined monthly, as established in the Circular Notice CVM/SEP/No, 002/2016	-
Total Compensation	632,831.18	7,111,233.64	356,646.55	8,101,711.38

14.1 Human Resources Description

a) number of employees (total, by department and by geographical location)

The following table sets out the evolution of Eletrobras’ employee structure by department in the years of 2013, 2014, and 2015:

Department	2015	2014	2013
Field	12.679	9.550	12.064
Administrative	10.854	14.046	13.769
Total	23.533	23.596	25.833

¹ Excludes employees of Cepel.

On December 31, 2013, 2014, and 2015 Eletrobras’ employees’ geographic distribution was as follows:

	Number of employees²

Company¹	2015	2014	2013

Eletrobras (holding)	1,016	1,027	1,044
Cepel	378	344	324
CGTEE	621	638	606
Chesf	4,533	4,553	4,409
Eletronorte	3,017	3,033	3,077
Eletronuclear	1,949	2,263	2,542
Eletropar	4	4	5
Eletrosul	1,312	1,318	1,343
Furnas	3,520	3,497	3,522
Itaipu³	1,328	1,377	3,283
Eletroacre	258	263	273
CEAL	1,084	1,016	1,058
Amazonas Energia	2,235	2,110	2,151
CEPISA	1,279	1,148	1,177
CERON	715	728	758
Boa Vista Energia	284	277	261

Total	23,533	23,596	25,833

¹  effective staff corresponds to own employees (excluding assigned), commissioned positions, required employees and employees reinstated under Law No. 8878/94 working for the company.

²  On December 28, 2015, the sale of the majority shares in CELG-D was approved and, therefore, the financial information regarding CELG-D is only consolidated to that date. For this reason, CELG-D’s employees were not taken into account.

³  On December 31, 2014 and 2015, the Itaipu staff refers exclusively to the Brazilian side.

b) number of outsourced employees

The following table sets out the number of employees outsourced by Eletrobras’ companies for the indicated periods:

Company	2015	2014	2013

Furnas	1,178	1,330	1,339
Eletronorte	362	382	399

Total	1,540	1,712	1,738

Additionally, the following table represents the number of service providers of Eletrobras’ companies, hired through non-core function service providers, such as security, cleaning, driver and gardening (does not include construction service providers):

Company	2015
Eletrobras	652
Cepel	235
CGTEE	308
Chesf	2,509
Eletronorte	205
Eletronuclear	1,849
Eletropar	0
Eletrosul	563
Furnas	2,897
Itaipu	563
Eletroacre	63
Ceal	133
Amazonas Energia	652
Cepisa	187
Ceron	154
Boa Vista Energia	50
Total	11,020

c)         turnover rate

Eletrobras’ turnover rates for 2015, 2014, and 2013 were of, approximately, 1.66%, 1.70% and 1.50%, respectively, considering only Eletrobras’ employees and disregarding the effects of the voluntary redundancy scheme implemented in 2013 and 2014 (see item 14.2 of this Reference Form).

14.2 Relevant changes – Human Resources

In 2013, Eletrobras implemented in the context of its Business and Management Plan, in order to adapt the personnel to extensive challenges arising from the reformulation of the Brazilian electricity industry, a Termination Incentive Plan(“PID”), implemented in June 2013 by Eletrobras’ companies, except for Eletronuclear, which was subject to changes in the PID as approved by the Board of Directors on January 27, 2014. Five thousand and sixty (5,060) employees adhered to the PID, from a total of 9,903 eligible employees. Until December 2013, there have been 4,221 terminations under the PID, and the remaining terminations occurred throughout 2014, when the Eletronuclear process started. The estimated annual savings due to such plan is about US$ 1.1 billion.

In 2015, Eletronuclear dismissed 276 employees through PID. 623 applications were filed for the PID. There were 341 dismissals in 2014 and 276 in 2015. The expected economy, with that measure, is of R$ 177,498,485.89 per year.

The PID specifically implemented at Eletronuclear was adjusted in order to ensure the maintenance of the company’s nuclear operation capacity, taking into account the complexity of the needed technical knowledge (hard to find in the market), the long learning curve, the transfer of knowledge and the construction of Angra 3. Thus, the company decided that employees performing administrative and support activities could only leave the company in 2014 while, in 2015, only employees performing technical and operational activities could do so.

The ceiling for Eletrobras own staff is 1,206 employees, as established by Ordinance no. 19, from October 14, 2008, approved by the Department of Control and Coordination of State-Owned Companies – DEST. However, reintegrated employees are not considered in the employee count once reintegration must be performed independently of the staff ceiling.

14.3 Description of employee remuneration policy

a)   policy on salaries and variable compensation

Eletrobras considers its human resources policy as part of its business strategy. Therefore, Eletrobras practices a transparent management in which the main focus is the constant appreciation and development of talents.

Eletrobras human resources department focuses on maintaining in the Company those who are ethical, qualified and who are willing to face and overcome challenges. The Company encourages continuing development to all its employees through training programs, professional development and provides variable pay to employees and members of the Board (Profit and Result Sharing) linked to achieving goals and results.

As a mixed capital company, Eletrobras cannot hire employees without a public contest. A public contest involves placing advertisements in the Brazilian press, which establish employee compensation depending on the position to be filled. Thus, each position has a different compensation strictly related to the advertisements published for that public contest.

In 2010, the companies from Eletrobras Group implemented and unified the Career and Compensation Plan (PCR) with emphasis on meritocracy. The PCR involves four dimensions: Career (axes of professional performance and competences), Positions (definition of roles, differentiating variables and levels of complexity), Compensation (salary ranges and forms of wage progression), and Performance (evaluation based on goals and competences).

Eletrobras offers to its employees, through a collective bargaining agreement, a profit sharing plan based on the achievement of goals. These goals are established annually, after negotiation with labor unions and approval by the Brazilian Government. In addition, the Eletrobras bylaws provide that when dividends reach 6% of the paid-up capital, the Shareholders’ Meeting may determine the payment of percentages or bonuses to the management given the net income of Eletrobras.

b)   benefits policy

Eletrobras offers the following benefits to its employees:

Assistance

(i)     Food-Aid: to pay for meals and/or food supply (food stamps), via magnetic card;

(ii)     Transportation-voucher: to pay for employee’s transportation expenses between his/her residence and the workplace;

(iii)     Additional due to Time in Service: amount paid in the form of annual supplementary bonus and calculated according to employee’s time in service at Eletrobras;

(iv)     Preschool Reimbursement: reimbursement of preschool expenses of legal dependents of Eletrobras employees;

(v)     Group Life Insurance: benefit that aims to guarantee the payment of compensation in case of death or occurrence of an accident with an employee, as provided for in the policy;

(vi)     Funeral Assistance: benefit that aims to guarantee the payment of a pre-determined value in case of death;

(vii)     Reimbursement of Graduation Expenses (valid only for employees without a college degree): reimbursement of graduation expenses (tuition) to employees that don’t have college education, aiming to encourage their personal development;

(viii)     Partnerships with schools and universities: Eletrobras has several partnerships with schools and universities to provide tuition discounts to employees or their dependents.

Post-Retirement Benefit Plan

Eletrobras is a pioneer in post-retirement planning. The Company has its post-retirement benefit plan since 1971, when Eletrobras Foundation for Social Security (“Eletros”), a not-for-profit private legal entity, was created. Eletrobras post-retirement benefit plan seeks to guarantee the tranquility of its employees, their family income balance and the maintenance of their standard of living after retirement. Each of the other companies from Eletrobras Group has its own pension fund.

As one of Eletrobras executive officers is linked to Eletronorte, he participates in Previnorte post-retirement benefit plan.

Health and Quality of Life

(i)    Health Insurance for all employees and their dependents without monthly installments: for partial coverage of medical, dental and hospital expenses and prescription drugs expenses of all employees and their indicated legal dependents;

(ii)    Occupational medical exams: conducting a series of medical examinations on an annual basis in clinics specialized in performing patient check-up, at no cost for the employee, aimed at early disease detection and prevention, monitoring of employee’s health and improvement of his/her quality of life;

(iii)    Psycho-pedagogical assistance to employees and/or dependents with special needs: reimbursement of specialized education expenses, including enrollment fee, tuition, expenses with materials, transportation and school uniform, and also speech therapy, psychological and physical therapy. It also provides for participation in extracurricular activities such as gymnastics, swimming and computer classes.

(iv)    Health Promotion Programs: these actions are part of the program Eletrobras Saudável aimed at health promotion, life quality and disease prevention;

(v)    Health education and prevention campaigns: information is made available through reports on the corporate newspaper, videos on TV Eletrobras, pamphlets, conferences, publications at intranet and corporate email, in order to contribute to disease prevention and practice of healthy living habits. Among the major campaigns are: the influenza vaccination, the World Day to Fight Tobacco, prevention of Dengue Fever and Hypertension; campaign allusive to breast cancer (Pink October) and allusive campaign regarding diabetes and prostate cancer (Blue November).

(vi)    Medical Appointments: during business hours, Eletrobras provides through its Health Division, emergency and ambulatory care services in its clinics and emergency; and

(vii)    Work Safety and health at the workplace: activities related to the safety of Eletrobras’ employees and contributors.

Health and Work Safety

1.	Identification of risks related to work.

The OHS management system identifies and monitors safety risks at the workplace. Eletrobras’ companies maintain regular risk identification performed through monitoring and the consolidation of such risks at the corporate level for use as a management tool.

Eletrobras generation and transmission companies identify risks related to work every three months. Eletrobras identifies risks related to work once a year. According to Brazilian law, once a year, all Eletrobras’ companies have a legal obligation to provide information on the risks related to work and take precautions when necessary. With the Environmental Risk Prevention Program (PPRA), potential risks of injury / illness and / or unfavorable conditions in the procedures and / or work environment are identified, evaluated, neutralized, and publicized to employees and the necessary measures to mitigate them are adopted in a safe and healthy manner for the work environment. The objective of PPRA is the preservation of workers’ health and physical integrity through the anticipation, recognition, evaluation and subsequent control of environmental hazards that exist or may exist in the workplace, taking into consideration environmental protection and natural resources. The methodology applied to develop the work under PPRA is to monitor the activities performed by workers in the field; inspect premises and collect information from supervisors and workers themselves; identify risks and apply environmental assessment techniques in situations in which is necessary to quantify agents in order to determine the effectiveness of measures adopted or to adopt new control measures to eliminate or neutralize the risks found. All employees and contractors who perform activities at Eletrobras premises are involved in the quantitative and qualitative assessment of work environment risk causes.

All Eletrobras’ companies have an Internal Commission for Accident Prevention (Comissão Interna de Prevenção de Acidentes – CIPA). CIPA’s mission is to prevent accidents and occupational diseases in order to make work, life preservation and promotion of a healthy workplace compatible. At least once a year, there is a week devoted to accident prevention (Semana Interna de Prevenção de Acidentes – SIPAT).

To ensure the integrity of its employees, national rules and guidelines are followed and approved by Eletrobras’ companies. Among these rules are Regulatory Norms (NR) no. 04, 05, 06, 07, 09.10, 23:26 32 and Perfil Profissiográfico de Pensões (PPP) which is a historical work on the workers’ individual exposure to harmful agents, according to a model established by the National Social Security Institute (INSS).

Eletrobras’ companies establish guidelines to their employees on work safety and workplace health requirements. In general, employees receive support services for medical and psychological care. Regarding safety at the workplace, policies and internal regulations meet the legal requirements taking into account the activities of CIPA and the Ergonomic Committee. The companies’ goal is to reduce the number of accidents to zero, and also improve workers’ quality of life focusing on the performance of the existing health programs.

2.	Risks at work management system

Eletrobras’ companies adopt preventive measures to ensure effective risk management (assessment, mitigation and prevention) inherent in the work. In addition, strictly follow the laws of Brazil, and maintain safety management and occupational health part of their human resources policy.

Chesf and Eletronorte are still undergoing a management system deployment process based on the standard “Occupational Health and Safety Assessment Services” - OHSAS 18001, wherein Chesf was certificated in 2012 at Usina de Paulo Afonso. Eletronorte still with a deployment process in accordance with the standard OHSAS at Usina de Tucuruí.

3.	Education on risks at workplace

Eletrobras’ companies ensure training to prevent risks at the workplace or occupational health hazards across the organization.

Personal protective equipment (PPE), are provided by Eletrobras’ companies to all employees in zones of risk, considering durability and comfort requirements according to Brazilian Law.

The companies offer trainings for different types of risk in accordance with Regulatory Norms such as NR 10, which regulates Safety in Facilities and Services in Electricity. As an example, Furnas has a training system, established since 2009, and other companies plan annually actions in occupational safety and health through their training departments.

Accordingly, SESMT tries to meet all company’s needs in relation to publication and trainings on prevention of risks at work and occupational health risks, including seminars and external training.

c)   characteristics of compensation plans based on shares for employees (not part of management) identifying: (i) group of beneficiaries; (ii) shares for exercise; (iii) strike price, (iv) vesting; and (v) number of shares committed by the plan

Not applicable, as Eletrobras has no share-based compensation plans.

14.4 Description of the relationships between issuer and labor unions

The majority of Eletrobras’ employees are members of unions. The main unions representing the employees are:

Labor Unions – National Agenda:

•	Federação Nacional dos Urbanitários da CUT - FNU-CUT
•	Federação Brasileira dos Administradores - FEBRAD
•	Federação Interestadual de Sindicatos de Engenheiros - FISENGE
•	Federação Nacional dos Engenheiros FNE
•	Federação Nacional dos Técnicos Industriais - FENTEC
•	Sindicato dos Trabalhadores nas Indústrias da Energia Elétrica de São Paulo
•	Sindicato dos Eletricitários de FURNAS E DME - SINDEFURNAS
•	Sindicato das Secretárias do Estado do Rio de Janeiro - SINSERJ
•	Sindicato dos Trabalhadores da Indústria de Energia Elétrica do Norte e Noroeste Fluminense - STIEENNF
•

Sindicato dos Assalariados Ativos, Aposentados e Pensionistas nas Empresas Geradoras, ou Transmissoras, ou Distribuidoras, ou Afins, de Energia Elétrica no Estado do Rio Grande do Sul, e Assistidos por Fundações de Seguridade Privada Originadas no Setor Elétrico - SENERGISUL.

•	Sindicato dos Trabalhadores na Indústria de Energia Elétrica dos Municípios de Parati e Angra dos Reis - STIEPAR
•	Sindicato dos Administradores no Estado do Rio de Janeiro – SINAERJ

Labor Unions – Eletrobras Specific Agenda:

•	Sindicato dos Economistas do Estado do Rio de Janeiro
•	Sindicato dos Engenheiros do Estado do Rio de Janeiro
•	Sindicato dos Administradores no Estado do Rio de Janeiro
•	Sindicato das Secretárias do Estado do Rio de Janeiro
•	Sindicato dos Trabalhadores nas Empresas de Energia Elétrica do Rio de Janeiro e Região
•	Associação dos Empregados da Eletrobras

The relationship with employees is regulated by collective bargaining agreements executed with these unions and Eletrobras Association of Employees (Associação dos Empregados da Eletrobras) and renegotiated in May each year, the category’s base date, with monitoring meetings every three months.

Work stoppages and strikes in the last three fiscal years

In 2013, during the period of collective bargaining, some employees stopped working for some time. Eletrobras filed a claim and the Superior Labor Court, during a conciliation hearing, ordered employees to go back to work and establish a two-year period for the negotiation (2013/2015). Thus, no work stoppage was seen in 2014 with reference to the Collective Bargaining Agreement - ACT.

In 2015, as directed by the Vice-President of the Superior Labor Court, during the mediation hearing, the collective bargaining on the biennium 2015/2016 took place without any interruption of work.

14.5 - Other relevant information

All relevant information pertaining to this item was provided in the previous sections.

15.1 / 15.2 – Shareholding

Shareholder
Shareholder CPF/CNPJ	Nationality - State	Is party in shareholders’ agreement	Controlling Shareholder	Last Change
Number of Common Shares (Units)	Common Shares %	Number of Preferred Shares (Units)	Preferred Shares %	Total number of shares (Units)	Total shares %
Breakdown by class of shares (Units)
Class of shares	Number of shares (Units)	Shares %
Victor Adler
203,840,097-00	Brazilian -RJ	No	No	12/31/2014
238,300	0.021922%	466,800	0.175764%	705,100	0.052128%

JP Morgan Chase Bank
46,518,205/0001-64	American	No	No	03/20/2015
77,372,755	7.117679%	20,852,973	7.851749%	98,225,728	7.261811%

BNDES Participações S.A. - BNDESPAR
00,383,281/0001-09	Brazilian -DF	No	No	12/31/2013
141,757,951	13.040606%	18,691,102	7.037742%	160,449,053	11.861970%

Caixa Econômica Federal
00,360,305/0001-04	Brazilian -DF	No	No	12/31/2013
8,701,564	0.800475%	0	0.000000%	8,701,564	0.643305%

Banco Nacional de Desenvolvimento Econômico e Social - BNDES
33,657,248/0001-89	Brazilian -DF	No	No	12/31/2013
74,545,264	6.857573%	18,262,671	6.876425%	92,807,935	6.861274%

Federal Government
00,394,460/0001-41	Brazilian -DF	No	Yes	12/31/2013
554,395,652	51.000000%	1,544	0.000581%	554,397,196	40.986487%

Fundo Garantidor de Habitação - FGHAB
10,384,372/0001-12	Brazilian -DF	No	No	12/31/2013
1,000,000	0.091992%	0	0.000000%	1,000,000	0.073930%

Fundo Nacional de Desenvolvimento – FND
02,704,906/0001-12	Brazilian-DF	No	No	12/31/2013
45,621,589	4.196824%	0	0.000000%	45,621,589	3.372796%

Banco Clássico S.A.
31,597,552/0001-52	Brazilian - RJ	No	No	6/19/2015
68,249,800	6.278440%	0	0.0000%	68,249,800	5.045696%

3G Radar Festora de Recursos Ltda.
17,776,271/001-36	Brazilian	No	No	5/4/2016
952,800	0.087650%	13,698,400	5.157845%	14,651,200	1.083161%

OTHERS
114,214,622	10.506839%	193,610,313	72.899895%	307,824,935	22.757443%

TREASURY SHARES
0	0.000000%	0	0.000000%	0	0.000000%
TOTAL
1,087,050,297	100.00%	265,583,803	100.00%	1,352,634,100	100.00%

HOLDING/INVESTOR SHAREHOLDER
Shareholder CPF/CNPJ	Nationality - State	Is party to shareholders’ agreement	Controlling Shareholder	Last Change
Breakdown by class of shares (Units)
Number of Common Shares (Units)	Common Shares %	Number of Preferred Shares (Units)	Preferred Shares %	Number of total shares (Units)	Total shares %
HOLDING/INVESTOR		Shareholder CPF/CNPJ		Shareholding
BNDES Participações S.A. –		00.383.281/0001-09
OTHERS
0	0.000000%	0	0.000000%	0	0.000000%
TOTAL
1	100.000000%	0	0.000000%	0	100.000000%
Banco Nacional de Desenvolvimento Econômico e Social - BNDES
33.657.248/0001-89	Brazilian-RJ
1	100.000000%	0	0.000000%	0	100.000000%
Class of share	Number of shares (Units)	Shares%
TOTAL	0	0.000000%

15.3 In table format, describe the capital distribution, as determined in the last shareholders’ meeting

Date of latest shareholders’ meeting / Date of last change	4/29/2016
Number of individual shareholders (Units)	12,910
Number of corporate shareholders (Units)	10,726
Number of institutional investors (Units)	538

Outstanding Shares

Outstanding shares, corresponding to all shares of the issuer except those held by the controlling shareholder, its related parties, issuer’s directors and officers, and shares held in treasury.

Number of Common Shares (Units)	260,901,814	24.000896%
Number of Preferred Shares (Units)	228,628,386	86.085214%
Class A Preferred Shares	146,920	100.000000%
Class B Preferred Shares	228,481,466	86.077512%
Total	489,530,200	36.190881%

15.4 Shareholders’ Chart

The flowchart representing main shareholders of Eletrobras, as of December 31, 2015, is below:

15.5 Shareholders’ agreement filed at the issuer’s headquarters or to which the controlling shareholder is a party

a) party and b) execution date

Not applicable, as that there is no shareholders’ agreement filed at the Company’s headquarters.

c)	term of effectiveness

Not applicable, as that there is no shareholders’ agreement filed at the Company’s headquarters.

d)	clauses concerning the exercise of voting rights and control of power

Not applicable, as that there is no shareholders’ agreement filed at the Company’s headquarters.

e)	clauses concerning the appointment of members of management

Not applicable, as that there is no shareholders’ agreement filed at the Company’s headquarters.

f)	clauses concerning the transfer of shares and the preemptive rights to acquire shares

Not applicable, as that there is no shareholders’ agreement filed at the Company’s headquarters.

g)	clauses that restrict or direct voting rights of members of the board of directors

Not applicable, as that there is no shareholders’ agreement filed at the Company’s headquarters.

15.6 Material changes in the equity held by members of the controlling group and the issuer’s management:

Justification for not completing the chart:

There were no relevant changes in the last 3 (three) fiscal years in the equity of the controlling group members and management of Eletrobras, in accordance with Article 12 of CVM Instruction 358/2002, as amended.

15.7 Main corporate events at the issuer, controlled companies or associated companies:

Fiscal year ended December 31, 2013

Unbundling of the subsidiary Amazonas Distribuidora de Energia S.A.
a) event	Unbundling of the subsidiary Amazonas Distribuidora de Energia S.A.
b) main conditions of the transaction

The wholly-owned subsidiary Amazonas Distribuidora de Energia S.A. – Amazonas Energia approved, in an extraordinary shareholders’ meeting held on April 04, 2013, the incorporation of wholly-owned subsidiary with the intent to segregate its assets and activities of energy generation and transmission from its assets and activities of energy distribution, as required by law.

Amazonas Energia is an electricity generation, transmission and distribution concessionaire operating in the Isolated System, in Northern Brazil, and, because of that, was expressly excluded from the prohibition applicable to electricity companies that hold distribution concessions and operate in the Interconnected System to develop electricity generation and transmission activities, or to be controlled by such entities.

However, it is expected that the Isolated System in Northern Brazil will be connected to the Interconnected System and, accordingly, Amazonas Energia will become subject to the aforementioned prohibition and will have a term of 18 months thereafter to implement any and all required changes. Accordingly, a wholly- owned subsidiary called, Amazonas Geração e Transmissão de Energia S.A., was created by Amazonas Energia, and the assets and liabilities attributed to the generation and transmission activities will be contributed therein.

In August, 2013, the Brazilian National Electricity Agency (ANEEL) issued the Normative Ruling nº 4,244/2013, agreeing to the unbundling of Amazonas Energia. The completion of such transaction still depends of several authorizations and initiatives in different areas. The operation was effective and today, Amazonas Geração e Transmissão de Energia S.A. is a wholly-owned subsidiary of Amazonas Energia. Currently, the transfer of Amazonas Geração e Transmissão to Eletronorte is in progress.

c) companies involved	Amazonas Distribuidora de Energia S.A.
d) transaction’s resulting effects on corporate chart, especially interest of controlling shareholders, of shareholders holding more than 5% of the capital stock and of issuer’s management

As a result of the transaction, the assets and liabilities attributed to the generation and transmission activities will be transferred from Amazonas Distribuidora de Energia S.A. to Amazonas Geração e Transmissão de Energia S.A., a wholly-owned subsidiary of AmE, currently non-operational.

e) corporate structure before and after the transaction	Not applicable.
f) mechanisms used to ensure equal treatment between shareholders	Not applicable considering that Amazonas Distribuidora de Energia S.A. is a wholly-owned subsidiary of Eletrobras.

Incorporation, by Eletrobras Eletrosul, of Eólica Cerro Chato I S.A., Eólica Cerro Chato II S.A., Eólica Cerro Chato III S.A., Porto Velho Transmissora de Energia S.A. and Transmissão de Energia do Rio Grande do Sul S.A.

a) event	Incorporation
b) main conditions of the transaction

Subsidiary Eletrosul approved in a shareholders meeting held on May 29, 2013, the incorporation of Eólica Cerro Chato I S.A., Eólica Cerro Chato II S.A., Eólica Cerro Chato III S.A., Porto Velho Transmissora de Energia S.A. and Transmissão de Energia do Rio Grande do Sul S.A., wholly-owned subsidiaries of Eletrosul.

Provided that the incorporated entities were already wholly-owned subsidiaries of Eletrosul, there was no impact in Eletrobras’ consolidated financial statements, and Section 137 of Law 6,404/76 will not be applicable to the shareholders of Eletrobras.

In March, 2013, ANEEL agreed to the transfer of the authorizations related to the exploration of the wind farms Cerro Chato I, II and III to Eletrosul, through Authorization Resolution nº 3,955/2013, 3,956/2013 and 3,957/2013, respectively. In addition, in April, 2013, ANEEL has agreed to the transfer of the concessions held by Porto Velho Transmissora de Energia S.A. and Transmissão de Energia do Rio Grande do Sul S.A. to Eletrosul through Authorization Resolution nº 4,018/2013.

c) companies involved	Eletrosul, Eólica Cerro Chato I S.A., Eólica Cerro Chato II S.A., Eólica Cerro Chato III S.A., Porto Velho Transmissora de Energia S.A. and Transmissão de Energia do Rio Grande do Sul S.A.
d) transaction’s resulting effects on corporate chart, especially interest of controlling shareholders, of shareholders holding more than 5% of the capital stock and of issuer’s management

As a result of the transaction, Eletrosul is the successor of Eólica Cerro Chato I S.A., Eólica Cerro Chato II S.A., Eólica Cerro Chato III S.A., Porto Velho Transmissora de Energia S.A. and Transmissão de Energia do Rio Grande do Sul S.A. for all their rights and obligations.

e) corporate structure before and after the transaction

Eólica Cerro Chato I S.A., Eólica Cerro Chato II S.A., Eólica Cerro Chato III S.A., Porto Velho Transmissora de Energia S.A. and Transmissão de Energia do Rio Grande do Sul S.A. were wholly- owned subsidiaries of Eletrosul. After the transaction, their respective assets are now held directly by Eletrosul.

f) mechanisms used to ensure equal treatment between shareholders	The process was closed with the agreement of all shareholders involved in the transaction.

Acquisition of an equity interest in Rouar S.A.
a) event	Acquisition of equity interest.
b) main conditions of the transaction

Eletrobras acquired, in 2013, a 50% (fifty per cent) interest in Rouar S.A., corresponding to 12,500 bearer shares with voting rights, previously held by Administración Nacional de Usinas y Transmisiones Eléctricas – UTE (“UTE”), for the total amount of $172.50 (one hundred and seventy-two Uruguayan Pesos and fifty cents), which corresponded, at the time, to R$ 17.65. Rouar is a company headquartered in Montevideo, Uruguay, created to conduct activities in the wind power generation sector through the design and development of wind farms. Rouar is responsible for the implementation of the Artilleros wind farm (65 MW), located Colonia, Uruguay, which is expected to become operational in 2014.

A shareholders’ agreement will be executed to regulate the joint control over Rouar by Eletrobras and UTE.

The project includes investments by Eletrobras up to US$23.5 million.

This acquisition does not trigger withdrawal rights to the shareholders of Eletrobras, since it does not correspond to the acquisition of share control and the price paid does not surpass the limits set forth under item II and paragraph 2 of section 256 of Law 6,404/76.

c) companies involved	Eletrobras and Rouar S.A.

d) transaction’s resulting effects on corporate chart, especially interest of controlling shareholders, of shareholders holding more than 5% of the capital stock and of issuer’s management	-
e) corporate structure before and after the transaction

Before the transaction, UTE held 100% (one hundred per cent) of the bearer voting shares issued by Rouar S.A.

After the transaction, the capital stock of Rouar S.A. became jointly held by Eletrobras with 50% of the bearer shares with voting rights and UTE with 50% of the bearer shares with voting rights.

f) mechanisms used to ensure equal treatment between shareholders	Rouar S.A. is a company with two shareholders and management is according to the terms in an agreement.

Incorporation of Rio Branco Transmissora de Energia S.A. by Eletronorte
a) event	Incorporation
b) main conditions of the transaction

Eletronorte, controlled by Eletrobras, on December 30, 2013, following approval by its shareholders meeting, incorporated Rio Branco Transmissora de Energia S.A., which was its whole- owned subsidiary. Accordingly, there were no impacts on Eletrobras’ consolidated financial statements, and Section 137 of Law 6,404/76 was not applicable to Eletrobras’ shareholders.

In December, 2013, ANEEL agreed to the incorporation and transfer of the concession from the concessionaire Rio Branco Transmissora de Energia S.A. to Eletronorte, pursuant to Authorization Resolution nº 4,454/2013.

c) companies involved	Eletronorte and Rio Branco Transmissora de Energia S.A.
d) transaction’s resulting effects on corporate chart, especially interest of controlling shareholders, of shareholders holding more than 5% of the capital stock and of issuer’s management	As a result of the transaction, Eletronorte became the successor of all of Rio Branco Transmissora de Energia S.A.’s rights and obligations.
e) corporate structure before and after the transaction	Rio Branco Transmissora de Energia S.A. was a wholly-owned subsidiary of Eletronorte. After the transaction, their respective assets are now held directly by Eletronorte.
f) mechanisms used to ensure equal treatment between shareholders	The process was closed with the agreement of all shareholders involved in the transaction.

   Fiscal Year ended December 31, 2014:

Acquisition of 51% equity of Celg Distribuição S.A. – Celg-D
a) event	Association
b) main conditions of the transaction

It is a transaction entered into with the expectation of acquisition by Eletrobras, up to 51% of the common shares representing the capital stock of CELG-D, a distribution concessionaire and sale of electricity in almost all the territory of State of Goias, covering a concession area of 336,871-km².

On December 15, 2011 Eletrobras entered into with the State of Goiás, with the intervention of Celgpar and CELG-D, an instrument called Memorandum of Understanding, whereby the parties agreed a working group to develop training and studies aiming the production of documents required to submit in the future to the Public Administration the decision regarding the transfer of control of CELG- D, by purchasing operation and sale of shares.

Such Memorandum of Understanding was so denominated due to the parties did not set binding commitments for reaching any acquisition of control operation, either through voting agreement, either through purchase of shares, but simply had the scope of rule the studies to verify the legal, economic, regulatory and technical viability of a future partnership between the two parts to promote the (i) technical, economic and financial recovery of CELG-D; (ii) adoption of an appropriate management model, which enables the retention by CELG-D, the standard of quality of services compatible with the required by the Conceding Power and the National Electric Energy Agency - ANEEL, the gradual pursuit of technical standards and financial most adequate, as well as the know-how transfer in business management in the Brazilian electric sector; (iii) the deployment of improvement in the capital structure of CELG-D, aiming the reorganization of its debt and reduce the cost of capital, coupled with a strong rationalization program of operation and maintenance costs; and (iv) the transfer of management and of control of CELG-D to Eletrobras. In addition to these studies, the Parties, represented by working groups should produce documents and drafts of legal instruments to submit their respective governments in order to approve the transaction.

In this regard, the parties entered into through this first document did not assume any legally binding obligation on future business nor bestowed any power or right to another party that might interfere with control of CELG-D and nor also the electricity distribution market state of Goiás. The parties agreed on that would be so only promoted studies and drafts of contracts for future decision, if appropriate, of association.

The State Law n. 17,495/2011 was published on 21 December 2011 and its art. 1, authorizes the State of Goiás to alienate the paid-up shares corresponding to 51% of the share capital of CELG-D.

The State of Goiás has entered into a financing agreement with Caixa Econômica Federal on December 27, 2011, with the guarantee of the Federal Government and intervention of Eletrobras, Celgpar and CELG-D, in order to fund CELG-D, either through contribution in order to future capital increase - AFAC in Celgpar for later AFAC operation in CELG-D, either through discharge of the State of Goiás debts with CELG-D, whose resources have linked allocation in the form of plan Resource Usage attached to the Loan Agreement.

It is noteworthy that Eletrobras signed the Financing Agreement as an intervener, because of the ongoing studies during the term of the Memorandum of Understanding and because Eletrobras and other companies controlled thereby are the largest lenders of CELG-D. However, through clause expressed in this Loan Agreement entered into with CEF remains clear again that Eletrobras had no share purchase obligation nor control of that company and to any renewal and renegotiation of their debts.

Subsequently, the operation then submitted for approval obtained federal legislative authorization, when, on March 05, 2012, was published the Provisional Measure n. 559/2012, which, in its art. 1, authorized Eletrobras to acquire a controlling stake in CELG-D, maintained this authorization in Art. 1 of Law n. 12,688/2012, conversion law of Provisional Measure. It should be noted that the aforesaid Provisional Measure n. 559/2012, converted into Law n. 12,688/2012, authorized the Eletrobras not only to acquire at least 51% of the common shares of CELG-D, but also the acquisition of control, that control this It may be exercised by voting agreement, in accordance with article 116 of Law 6,404/1976.

In his dealings marked out by drawing the operation provided for in the Memorandum of Understanding, the acquisition of CELG-D’s stock control by Eletrobras was structured through the instrument called Management Agreement, signed between the State of Goias, Eletrobras, the Celgpar, the CELG-D, with the intervention of CELG GT on April 24, 2012, whereby the parties agreed the appointment of CELG-D managers by Eletrobras, even before the acquisition of shares representing 51 % of the share capital of CELG-D (under the Management Agreement).

Whereas CELG-D is classified as a wholly owned subsidiary of Celgpar, the parties initially agreed to promote the delisting of Celgpar and subsequent transfer of the shares representing the capital stock of CELG-D for the State of Goiás, the controlling shareholder of Celgpar, enabling the transfer of control of CELG-D Goiás state in order to Eletrobras, as per Clause Nine of the said Management Agreement, among other obligations of the parties.

However, some difficulties were found in the implementation of this operation in these terms, which is why the involved parties changed its structure so that the acquisition of control of CELG-D by Eletrobras to occur through direct purchase of CELG-D shares between Celgpar and Eletrobras, with the intervention and the assumption of obligations by the State of Goiás.

Eletrobras and Celgpar signed in August 2014, a private instrument of Purchase and Sale of shares Promise (“Promise”), whose objective is the irreversible commitment of sale, the Celgpar, and the irrevocable commitment to purchase by Eletrobras, 51% of the common shares representing the capital stock of CELG-D, for R$ 59.5 million price (“Price”) through the Eletrobras assignment of preemptive rights belonging to the State of Goiás, because of the need to observe the provisions of Article 253, I of Law 6,404/76. The Price was fixed by the parties based on the values determined by independent appraisal reports, prepared by consultants hired by Eletrobras and the State of Goiás, at the discretion of net present value - NPV, based on the financial information of the Financial Statements for the year 2013, duly reviewed by independent audit company CELG-D.

After the fulfillment of the conditions precedent set out in the Promise, in January 2015, Eletrobras affected the purchase of shares representing 51% of the share capital of CELG-D. Under the Promise, the State of Goiás maintain a specific fund to compensate Eletrobras liabilities of CELG-D prior to closing of the transaction (FUNAC). Initially, the state of Goias has allocated an amount of R$ 10.0 million in FUNAC and any subsequent contribution may require legislative authorization by the State of Goiás.

If the concession of CELG-D, which will end on July 7, 2015, be renewed, Celgpar have the option to sell its remaining stake of 49% in CELG-D and require Eletrobras selling part of its stake to same price in a transaction that will result in change of corporate control of the CELG-D. If Eletrobras decides to sell its stake in CELG-D after a possible renewal of its concession, and Celgpar choose not to sell their shares under the same conditions, Eletrobras may sell them freely.

The National Council on Privatization (“CND”), through Resolution no. 005 of May 5, 2015, recommended the inclusion of CELG-D in the National Privatization Program - PND, which was made through the Presidential Decree no. 8,449 in May 2015.

Eletrobras, as recommended by the CND and in compliance with the provisions of art. 10 of Law n. 9491, 1997, deposited in the National Privatization Fund - FND the shares of its shareholding in the capital of CELG-D.

In the 164th Extraordinary General Meeting of Shareholders of Eletrobras, held on December 28, 2015, the extension of the concession of CELG-D was approved for another 30 years, in accordance with Decree No. 8461, from June 2, 2015, ANEEL’ Decision No 3540, from October 20, 2015, Official Letter No. 3/2015-SE-MME and draft agreement released by ANEEL.

Besides, during the same meeting, the majority of the shareholders approved the sale of the controlling interest in CELG-D through a privatization auction to be organized by BM&FBOVESPA, for the minimum price and conditions set out in CND Resolution No. 11/2015. In December 2015, the 5th Amendment to the Concession Agreement nº 063/2000 was executed for another 30 years, by and between MME and CELG-D.

The sale of Eletrobras’ shares is being performed so that the transaction is completed in 2016. Eletrobras’ shares shall be sold together with the shares of Celgpar (belonging to the State of Goiás).

c) companies involved	Celgpar and Eletrobras
d) transaction’s resulting effects on corporate chart, especially interest of controlling shareholders, of shareholders holding more than 5% of the capital stock and of issuer’s management
e) corporate structure before and after the transaction	Not changed.
f) mechanisms used to ensure equal treatment between shareholders	Minor shareholders of Celgpar are entitled to participate in the process, under the terms in current laws.

Acquisition of equity of Linha Verde Transmissora de Energia S.A.
a) event	Acquisition of corporate interests in a subsidiary
b) main conditions of the transaction

In February 2014 the subsidiary Eletronorte jointly acquired with Abengoa Concessions Brazil Holding S/A (“Abengoa”), an equity interest corresponding to 51% of the capital stock of Linha Verde Transmissora de Energia S.A. (“Linha Verde”), a SPE to implement, operate and maintain the transmission line of 230 kV Porto Velho/Jauru, Lot C object of ANEEL Auction n. 001/2009. The amount paid for the participation was R$ 40.0 million, and Eletronorte already held 49% of the capital stock of Linha Verde before this acquisition. The conditions precedent were satisfied in 2014, when the transaction closed. Provided that the company was acquired by a subsidiary of Eletrobras, in the normal course of business, and that the operation does not exceed any of the values set out in section II of article 256 of Law 6,404/76, no withdrawal rights were offered to the shareholders of Eletrobras.

c) companies involved	Eletronorte, Abengoa and Linha Verde.
d) transaction’s resulting effects on corporate chart, especially interest of controlling shareholders, of shareholders holding more than 5% of the capital stock and of issuer’s management	-
e) corporate structure before and after the transaction	Before the transaction, Eletronorte held 49% of the shares of Linha Verde, and Abengoa, 51%. After the operation, the share capital Green Line became wholly owned by Eletronorte.
f) mechanisms used to ensure equal treatment between shareholders	The process was closed with unanimous agreement by the shareholders.

Incorporation of Estação Transmissora de Energia S.A. by Eletrobras Eletronorte
a) event	Incorporation
b) main conditions of the transaction

The subsidiary Eletronorte incorporated, in March 2014, Estação Transmissora de Energia S.A., a company that was its wholly-owned subsidiary, after the approval of its shareholders. Considering that the company incorporated was already a wholly- owned subsidiary of the parent company, there was no impact on the consolidated financial statements of Eletrobras, and the provisions of Article 137 of Law 6,404/76 were not applicable to shareholders of Eletrobras.

c) companies involved	Eletronorte and Estação Transmissora de Energia S.A.
d) transaction’s resulting effects on corporate chart, especially interest of controlling shareholders, of shareholders holding more than 5% of the capital stock and of issuer’s management	As a result of the transaction, Eletronorte became the successor of all of Estação Transmissora de Energia S.A.‘s rights and obligations.
e) corporate structure before and after the transaction	Estação Transmissora de Energia S.A. was a wholly-owned subsidiary of Eletronorte. After the transaction, their respective assets are now held directly by Eletronorte.
f) mechanisms used to ensure equal treatment between shareholders	The process was closed with unanimous agreement by the shareholders.

15.8. Other relevant information:

Please be advised that we did not inform, under item 15.1/2 hereto, the shareholders of JP Morgan Chase Bank, since it is only the custodian of the securities issued by us, which are linked to our American Depositary Shares program (ADS) in the United States of America.

Company’s participation in other companies of the group

Please find below a table representing Eletrobras’ participation in its main subsidiaries and affiliates on December 31, 2015:

Corporate Name	Company	Company equity in Eletrobras’ companies
		Common	Preferred	Indirect equity	Total
Chesf	Subsidiary	100.00%	86.55%	0.00%	99.58%
Eletronorte	Subsidiary	99.48%	0.00%	0.00%	99.48%
Furnas	Subsidiary	99.83%	98.62%	0.00%	99.56%
Eletronuclear	Subsidiary	99.97%	99.72%	0.00%	99.91%
Eletrosul	Subsidiary	99.88%	0.00%	0.00%	99.88%
CGTEE	Subsidiary	99.99%	0.00%	0.00%	99.99%
Eletrobras Eletropar	Subsidiary	83.71%	0.00%	0.00%	83.71%
Itaipu	Joint control	50.00%	0.00%	0.00%	50.00%
Eletroacre	Subsidiary	97.71%	94.04%	0.00%	96.71%
CEAL	Subsidiary	100.00%	100.00%	0.00%	100.00%
Amazonas Energia	Subsidiary	100.00%	0.00%	0.00%	100.00%
CEPISA	Subsidiary	100.00%	100.00%	0.00%	100.00%
CERON	Subsidiary	100.00%	0.00%	0.00%	100.00%

Boa Vista Energia	Subsidiary	100.00%	0.00%	99.45%	100.00%
Celg-D	Subsidiary	50.93%	0.00%	0.00%	50.93%
CERR	Joint control	0.00%	100.00%	0.00%	0.002%
ENERGISA MT	Affiliate	3.59%	40.13%	0.00%	27.52%
CEB Lajeado	Affiliate	0.00%	100.00%	0.00%	40.07%
Lajeado Energia	Affiliate	0.00%	90.78%	0.00%	40.07%
Paulista Lajeado	Affiliate	0.00%	100.00%	0.00%	40.07%
EMAE	Affiliate	0.00%	64.82%	0.00%	39.02%
CTEEP	Affiliate	9.75%	52.44%	0.00%	35.37%
CEMAR	Affiliate	33.48%	37.29%	0.00%	33.55%
CEEE D	Affiliate	32.23%	53.43%	0.00%	32.59%
CEEE GT	Affiliate	32.23%	53.43%	0.00%	32.59%
Tangará	Affiliate	0.00%	0.00%	0.00%	0.00%
Celesc	Affiliate	0.03%	17.98%	0.00%	10.75%
Coelce	Affiliate	0.00%	18.46%	0.00%	7.06%
Energisa S.A.	Affiliate	1.25%	4.60%	0.00%	2.99%
CEB	Affiliate	0.00%	6.56%	0.00%	3.29%
CESP	Affiliate	0.03%	3.05%	0.00%	2.05%
Celpe	Affiliate	0.03%	13.79%	0.00%	1.56%
Celpa	Affiliate	1.09%	26.86%	0.00%	1.15%
Copel	Affiliate	1.06%	0.00%	0.00%	0.56%
CGEEP – Duke	Affiliate	0.00%	0.70%	0.00%	0.47%
CDSA	Affiliate	0.36%	0.00%	0.00%	0.13%
EEB	Affiliate	0.13%	0.00%	0.00%	0.11%
Celgpar	Joint control	0.07%	0.00%	0.00%	0.07%
CEA	Joint control	0.03%	0.00%	0.00%	0.03%
ENERGISA TO	Affiliate	0.00%	0.00%	0.00%	0.00%
Norte Energia S.A.	SPE (Eletrobras 15% / Chesf 15% / Eletronorte 19.98%)	15.00%	0.00%	34.98%	49.81%
Centrales Hidrelétricas de Centro America – CHC	SPE (Eletrobras 50%)	50.00%	0.00%	0.00%	50.00%
Mangue Seco 2	SPE (Eletrobras 49%)	49.00%	0.00%	0.00%	49.00%
Inambari Geração de Energia	SPE (Eletrobras 29.4% / Furnas 19.6%)	29.40%	0.00%	19.51%	48.91%
Chapada do Piauí I Holding S.A.	SPE (Chesf)	0.00%	0.00%	49.00%	49.00%
Ventos de Santa Joana I Energias Renováveis S.A.	SPE (Chesf)	0.00%	0.00%	49.00%	49.00%
Ventos de Santa Joana III Energias Renováveis S.A.	SPE (Chesf)	0.00%	0.00%	49.00%	49.00%

Ventos de Santa Joana IV Energias Renováveis S.A.	SPE (Chesf)	0.00%	0.00%	49.00%	49.00%
Ventos de Santa Joana V Energias Renováveis S.A.	SPE (Chesf)	0.00%	0.00%	49.00%	49.00%
Ventos de Santa Joana VII Energias Renováveis S.A.	SPE (Chesf)	0.00%	0.00%	49.00%	49.00%
Ventos de Santo Augusto IV Energias Renováveis S.A.	SPE (Chesf)	0.00%	0.00%	49.00%	49.00%
Acauã S.A.	SPE (Chesf)	0.00%	0.00%	99.93%	99.93%
Angical 2 Energia S.A.	SPE (Chesf)	0.00%	0.00%	99.96%	99.96%
Arapapá Energia S.A.	SPE (Chesf)	0.00%	0.00%	99.90%	99.90%
Caititú 2 Energia S.A.	SPE (Chesf)	0.00%	0.00%	99.96%	99.96%
Caititú 3 Energia S.A.	SPE (Chesf)	0.00%	0.00%	99.96%	99.96%
Carcará Energia S.A.	SPE (Chesf)	0.00%	0.00%	99.96%	99.96%
Corrupião 3 Energia S.A.	SPE (Chesf)	0.00%	0.00%	99.96%	99.96%
Teiú 2 Energia S.A.	SPE (Chesf)	0.00%	0.00%	99.95%	99.95%
Coqueirinho 2 Energia S.A.	SPE (Chesf)	0.00%	0.00%	99.98%	99.98%
Papagaio Energia S.A.	SPE (Chesf)	0.00%	0.00%	99.96%	99.96%
Tamanduá Mirim II Energia S.A.	SPE (Chesf)	0.00%	0.00%	83.10%	83.10%
Pedra Branca S.A.	SPE (Chesf)	0.00%	0.00%	49.00%	49.00%
São Pedro do Lago S.A.	SPE (Chesf)	0.00%	0.00%	49.00%	49.00%
Sete Gameleiras S.A.	SPE (Chesf)	0.00%	0.00%	49.00%	49.00%
Baraúnas I Energética S.A.	SPE (Chesf)	0.00%	0.00%	49.00%	49.00%
Morro Branco I Energética S.A.	SPE (Chesf)	0.00%	0.00%	49.00%	49.00%
Mussambê Energética S.A.	SPE (Chesf)	0.00%	0.00%	49.00%	49.00%
Banda de Couro Energética S.A.	SPE (Chesf)	0.00%	0.00%	49.00%	49.00%
Baraúnas II Energética S.A.	SPE (Chesf)	0.00%	0.00%	49.00%	49.00%
Eólica Serra das Vacas I S.A.	SPE (Chesf)	0.00%	0.00%	49.00%	49.00%
Vamcruz I Participações S.A.	SPE (Chesf)	0.00%	0.00%	49.00%	49.00%
Interligação Elétrica Garanhuns S.A. - IEG	SPE (Chesf)	0.00%	0.00%	49.00%	49.00%

Extremoz Transmissora do Nordeste S.A. - ETN S.A.	SPE (Chesf)	0.00%	0.00%	49.00%	49.00%
STN - Sistema de Transmissão do Nordeste S.A.	SPE (Chesf)	0.00%	0.00%	49.00%	49.00%
TDG - Transmissora Delmiro Gouveia S.A.	SPE (Chesf)	0.00%	0.00%	49.00%	49.00%
Amapari Energia S.A.	SPE (Chesf)	0.00%	0.00%	49.00%	49.00%
Brasventos Eolo Geradora de Energia S.A.	SPE (Eletronorte 24.50%.Furnas 24.50%)	0.00%	0.00%	49.00%	49.00%
Brasventos Miassaba 3 Geradora de Energia S.A.	SPE (Eletronorte 24.50%.Furnas 24.50%)	0.00%	0.00%	49.00%	49.00%
Companhia Energética Sinop S.A.	SPE (Chesf 24.50%. Eletronorte 24.50%)	0.00%	0.00%	49.00%	49.00%
Energética Águas da Pedra S.A.	SPE (Chesf 24.50%. Eletronorte 24.50%)	0.00%	0.00%	49.00%	49.00%
Rei dos Ventos 3 Geradora de Energia S.A.	SPE (Eletronorte 24.50%.Furnas 24.50%)	0.00%	0.00%	49.00%	49.00%
Amazônia Eletronorte Transmissora de Energia S.A.	SPE (Eletronorte)	0.00%	0.00%	49.00%	49.00%
Brasnorte Transmissora de Energia S.A.	SPE (Eletronorte)	0.00%	0.00%	49.71%	49.71%
Construtora Integração Ltda.	SPE (Eletronorte 24.50% . Eletrosul 24.50%)	0.00%	0.00%	49.00%	49.00%
Integração Transmissora de Energia S.A. - INTESA.	SPE(Chesf 12.00%. Eletronorte 37.00%)	0.00%	0.00%	49.00%	49.00%
Linha Verde Transmissora de Energia S.A.	SPE (Eletronorte)	0.00%	0.00%	49.00%	49.00%
Manaus Construtora Ltda.	SPE (Chesf 19.50%. Eletronorte 30.00%)	0.00%	0.00%	49.50%	49.50%
Manaus Transmissora de Energia S.A.	SPE (Chesf 19.50%. Eletronorte 30.00%)	0.00%	0.00%	49.50%	49.50%
Norte Brasil Transmissora de Energia S.A.	SPE (Eletronorte 24.50%. Eletrosul 24.50%)	0.00%	0.00%	49.00%	49.00%
Transmissora Matogrossense de Energia S.A.	SPE (Eletronorte)	0.00%	0.00%	49.00%	49.00%
Transnorte Transmissora de Energia S.A. - Transnorte Energia S.A.	SPE (Eletronorte)	0.00%	0.00%	49.00%	49.00%

Chuí Holding S.A.	SPE (Eletrosul)	0.00%	0.00%	49.00%	49.00%
Consórcio Energético Cruzeiro do Sul - UHE Mauá	SPE (Eletrosul)	0.00%	0.00%	49.00%	49.00%
ESBR - Energia Sustentavel do Brasil S.A. - UHE Jirau.	SPE(Chesf 20.00%. Eletrosul 20.00%)	0.00%	0.00%	40.00%	40.00%
Eólica Chuí IX S.A.	SPE (Eletrosul)	0.00%	0.00%	99.99%	99.99%
Eólica Coxilha Seca S.A.	SPE (Eletrosul)	0.00%	0.00%	99.99%	99.99%
Eólica Hermenegildo I S.A.	SPE (Eletrosul)	0.00%	0.00%	99.99%	99.99%
Eólica Hermenegildo II S.A.	SPE (Eletrosul)	0.00%	0.00%	99.99%	99.99%
Eólica Hermenegildo III S.A.	SPE (Eletrosul)	0.00%	0.00%	99.99%	99.99%
Livramento Holding S.A.	SPE (Eletrosul)	0.00%	0.00%	51.94%	51.94%
Santa Vitória do Palmar Holding S.A.	SPE (Eletrosul)	0.00%	0.00%	49.00%	49.00%
Costa Oeste Transmissora de Energia S.A.	SPE (Eletrosul)	0.00%	0.00%	49.00%	49.00%
Empresa de Transmissão do Alto Uruguai S.A. - ETAU	SPE (Eletrosul)	0.00%	0.00%	27.42%	27.42%
Fronteira Oeste Transmissora de Energia S.A.	SPE (Eletrosul)	0.00%	0.00%	51.00%	51.00%
Marumbi Transmissora de Energia S.A.	SPE (Eletrosul)	0.00%	0.00%	20.00%	20.00%
Transmissora Sul Brasileira de Energia S.A.	SPE (Eletrosul)	0.00%	0.00%	80.00%	80.00%
Transmissora Sul Litorânea de Energia S.A.	SPE (Eletrosul)	0.00%	0.00%	51.00%	51.00%
Uirapuru Transmissora de Energia S.A.	SPE (Eletrosul)	0.00%	0.00%	75.00%	75.00%
Paraíso Transmissora de Energia	SPE (Eletrosul)	0.00%	0.00%	24.50%	24.50%
Teles Pires Participações S.A. - UHE Teles Pires	SPE (Eletrosul 24.72%. Furnas 24.72%)	0.00%	0.00%	49.44%	49.44%
Baguari Energia S.A.	SPE (Furnas)	0.00%	0.00%	15.00%	15.00%
Central Eólica Santa Rosa Ltda.	SPE (Furnas)	0.00%	0.00%	90.00%	90.00%

Central Eólica Uirapuru Ltda.	SPE (Furnas)	0.00%	0.00%	90.00%	90.00%
Central Eólica Ventos de Angelim Ltda.	SPE (Furnas)	0.00%	0.00%	90.00%	90.00%
Central Eólica Famosa I S.A.	SPE (Furnas)	0.00%	0.00%	49.00%	49.00%
Central Eólica Pau Brasil S.A.	SPE (Furnas)	0.00%	0.00%	49.00%	49.00%
Central Eólica Rosada S.A.	SPE (Furnas)	0.00%	0.00%	49.00%	49.00%
Central Eólica São Paulo S.A.	SPE (Furnas)	0.00%	0.00%	49.00%	49.00%
Central Eólica Arara Azul Ltda.	SPE (Furnas)	0.00%	0.00%	90.00%	90.00%
Cental Eólica Bentevi Ltda.	SPE (Furnas)	0.00%	0.00%	90.00%	90.00%
Central Eólica Ouro Verde I Ltda.	SPE (Furnas)	0.00%	0.00%	90.00%	90.00%
Central Eólica Ouro Verde II Ltda.	SPE (Furnas)	0.00%	0.00%	90.00%	90.00%
Central Eólica Ouro Verde III Ltda.	SPE (Furnas)	0.00%	0.00%	90.00%	90.00%

Company shares held by other group companies

Eletrobras is a corporation that is partly owned by the Federal Government Up to the date of this Reference Form, no Eletrobras’ company held shares in the capital of Eletrobras.

Companies under common control.

Eletrobras is a corporation that is partly owned by the Federal Government Thus, all other companies that are partially or wholly owned by the federal government are deemed to belong to the same group of Eletrobras.

16.1 Description of the rules, policies and practices of the issuer for transactions with related parties, indicating, when there is a formal policy adopted by the issuer, locations where it could be found.

Similarly to its other transactions, Eletrobras conducts transactions with its affiliates, subsidiaries, SPEs, controlling shareholders and other related parties at commutative prices and conditions, fully consistent with market practices.

Pursuant to the Company’s by-laws, its corporate purpose includes (i) granting loans to Concessionaires of the electric power sector controlled by Eletrobras, and providing guarantees, in Brazil or abroad, in favor of these companies, as well as purchasing debentures issued thereby; and (ii) granting loans and providing guarantees, in Brazil or abroad, in favor of technical/scientific research entities controlled by the Company. Accordingly, the Board of Directors shall (i) deliberate and approve agreements involving amounts higher than 0.02% of the company’s shareholders’ equity including, but not limited to, granting financing to Concessionaires of the electric power sector controlled by Eletrobras, and borrowing funds in Brazil or abroad; and (ii) approve the granting of guarantees for loans obtained in Brazil or abroad, in favor of Concessionaires of the electric power sector controlled by the Company.

Additionally, the Executive Board of Eletrobras shall deliberate and approve agreements involving amounts higher than 0.02% of the company’s shareholders’ equity including, but not limited to, granting financing to Concessionaires of the electric power sector controlled by Eletrobras, and borrowing funds in Brazil or abroad.

In order to guide the treatment of related party transactions in Eletrobras’ companies and rule on the transfer of information required to meet the applicable capital market legislation in Brazil and abroad, the Executive Board of Eletrobras approved the Related Party Transaction Policy (PTPRs) through RES-836/2014, from December 22, 2014, applicable to all Eletrobras’ companies, and which can be found at the following Internet address: https://www.eletrobras.com/elb/data/Pages/LUMISD76CB1BBPTBRIE.htm.

Information concerning the main transactions with related parties of Eletrobras is listed below:

Management of Regulatory Funds

Eletrobras is responsible for the management of regulatory funds corresponding to the Global Reversion Reserve (RGR), the Energy Development Account (CDE), the Public Asset Use Fund (UBP) and the Fuel Consumption Account (CCC). These funds finance the Federal Government’s programs of universal access to electricity, efficiency in street lighting, incentives for alternative sources of electricity, conservation of electricity part of the Total Cost of Generation and transfers in non-integrated areas to the National Interconnected System, which financial transactions do not affect Eletrobras’ results of operations.

Management of the RGR Account

The Global Reversion Reserve - RGR was established by Law no. 5,655/1971 with the purpose of providing resources for cases of reversal and expropriation of electricity services. While not used for the purposes for which they are intended, the resources may be applied in granting financing for the expansion of the Brazilian electric sector, service improvement and achievement of federal government programs.

Law no. 12,783/2013 also established that RGR funds could be used for full or partial indemnification of non- amortized or non-depreciated investments in reversible assets.

In addition, after Law no. 12,783/2013 was enacted, the following players became exempt to pay the annual quota to the RGR Fund: I - concessionaires and licensees of public service of electric power distribution; II - concessionaires of public service of electric power transmission, for concessions granted on or after September 12, 2012; and III - concessionaires of public service of transmission and generation of electricity, whether renewed or granted pursuant to the such law.

Accordingly, upon payment of indemnifications to concessions renewed under Law no. 12,783/2013 and the exemption granted to the annual quotas, resources in the RGR Fund decreased.

As manager of RGR funds, according to the legislation in force, in 2015, Eletrobras invested R$ 5,349 million, as to know, R$ 5,153 million to pay indemnities, primarily those related to concessions extended according to Law 12,783/2013, and to Inter-Ministries Decrees No. 580/2012 and 602/2012. In addition, R$ 170 million were paid in connection with the transfer of funds to CDE and R$ 26 million in connection with the transfer of funds to the Ministry of Mines and Energy. In 2015, no budget was approved for the granting loans due to resource constraints.

Changes related to incoming funds and applications of RGR resources, including for projects and regions, for 2015, are presented in the tables below:

Changes	(R$ million)
Income:	5,381
Payment from quotas	839
Loan amortization	1,236
Transfer from CDE Fund	3,266
Others	40
Applications:	5,349
Indemnities	5,153
MME Allowance	26
Transfer to CDE Fund	170
Financing	0

Management of the CDE Account

The Energy Development Account - “CDE” was created by Law no. 10,438/2002 in order to promote energetic development in the Brazilian States and the competitiveness of energy produced from wind, small hydroelectric power plants, biomass, natural gas and coal in the areas served by the interconnected system and to promote the universalization of electric energy services throughout the national territory.

An economic subsidy was created using CDE funds to compensate electric power concessionaires for the decreased revenues for serving consumers of the Low Income Residential Subclass.

Furthermore, Law no. 12,783/2013 added new goals to the CDE account, allowing it to transfer financial resources to the Global Reversion Reserve - RGR and the Fuel Consumption Account - CCC, so that such funds could achieve their legal objectives, and also allowing it to allocate funds in development programs and technical work force training in the installation segment of photovoltaic equipment.

The CDE budget for 2015 - as well as other sector funds, namely, RGR and CCC - was determined by Aneel through the Technical Note 033/2015-SGT-SRG 2/26/2015, as a result of the Public Hearing 003/2015.

In 2015, the transfers of funds were affected by the fact that 33 distributors obtained an injunction in order to offset the credits that they had against the CDE Fund with the amounts that they should pay to that fund.

In 2015, R$ 20,447 million were raised by CDE, with an emphasis on the payments of shares, which represented 85.8% of this amount, the credits transferred by the Treasury (6.1%), the shares of UBP (3, 0%) and Aneel fines (1.1%). There is still a line item called “Other Sources” which raised R$ 800 million, including the funds withdrawn from the UBP investment account, as determined by CGU on 09/11/15, installment payments, transfer of RGR fund, transfer by the Ministry of Mines and Energy of Olympic Games projects and income from financial investments.

In 2015, CDE funds, in the amount of R$ 10,972 million, were released as economic subsidy, of which R$ 6,270 million went to tariff subsidies, R$ 2,215 million to grants to Programa Baixa Renda and R$ 1,225 million to Carvão Mineral. In addition, the CDE Fund transferred R$ 5476 to the CCC Fund and R$ 3,266 million to the RGR Fund. Please find below the financial transactions of CDE in 2015:

Changes	(R$ million)
Income: CDE+UBP+Fines Aneel	20,447
Payment from CDE Quotas	17,542
Payment from UBP Quotas	621
Credit transferred from National Treasure	1,250
Fine Aneel	234
Other sources	800
Applications:	19,714
Low income subvention	2,215
Coall	1,225
Luz para Todos subvention	657
Tariff Reduction Equalization Subvention	584
Tariff subsidies	6,270
Olympic works	11
Installation Kit	9
Transfer of resources to CCC Fund	5,476
Transfer of resources to RGR Fund	3,266
Other Applications	1

Management of the CCC Account

The Fuel Consumption Account - CCC is one of the sectoral funds managed by Eletrobras as determined by the Ministry of Mines and Energy. It has as its basic purpose the release of subsidies to agents acting in regions not yet integrated to the Interconnected System - SIN. These areas, called isolated systems, are located mostly in the northern region of the country, in addition to a few other areas still isolated in the state of Mato Grosso and in the Fernando de Noronha Island, in the Atlantic Ocean.

Subsidies correspond to part of the overall cost of generation, which encompasses all inputs of the production cycle and the purchase of electricity to serve the markets of each agent. The projects that aim to reduce the cost and/or the use of fossil fuel to generate electricity are also subsidized by the CCC Account, such as transmission lines, Small Hydroelectric Power Plants, improvement of equipment efficiency as well the use of unconventional sources for generation of energy.

Since the enactment of Law no. 12,783/2013, the source of funds to fulfill the CCC purposes is the Federal Government, through the investments by the National Treasure to the Energy Development Account – CDE, further transferred to the CCC Account. The distribution and transmission agents and permission holders are no longer required to pay monthly contributions to the CCC Account.

There is still a residual revenue from monthly installments not collected at the time by Agents, which were renegotiated, in the amount of R$ 136 million. The income from financial investments, in the amount of R$ 930,000, shall also be taken into account.

Throughout 2015, R$ 5,646 million were transferred, of which R$ 5,496 million under the total generation cost and the remaining R$ 149 million, for projects subrogated to the Fund. R$ 885,000 were also transferred as return to consumers, as determined by ANEEL, through Order No. 180, from January 27, 2015.

It is important to mention that, given the lack of sufficient CCC funds throughout 2014, Eletrobras was unable to timely release any funds that year to Eletrobras’ distribution subsidiaries that are entitled to these funds since they operate under the Isolated System. As a result, according to the Joint Resolution of the Ministries of Mines and Energy and Finance No. 652/2014, 2 Debt Recognition Agreements were executed with these distributors, amounting to R$ 4,259 million and R$ 2,296 million, and extending the debt maturity for 10 years.

Please find below the financial transactions of the CCC Fund in 2015, which final balance, on December 31, 2015, was of R$ 1,372,478.31, considering the initial balance of R$ 34,211,423.27, on 31 December 2014:

Changes	R$ Million
Revenue	5,613
Transfer from CDE Fund	5,476
Payment in installments	136
Financial Applications	1
Expenses	5,646
Total Generation Cost	5,496
Subrogations	149
Other applications	1

Itaipu

Electricity Purchase

Pursuant to Law no. 10,438, dated April 26, 2002, Eletrobras is required to purchase all the electricity produced by Itaupu Binacional, and the Company started commercialize such electricity starting as of January, 2003. Eletrobras was assigned the commitments of electricity purchase and transfer originally assigned to Furnas and Eletrosul.

The result of the commercialization of electricity of Itaipu Binacional, pursuant to Decree no. 4,550 of December 27, 2002, is allocated as follows:

-    if positive, a credit shall be allocated to electricity bills of the consumers of the Interconnected Power System who belong to the Rural and Residencial Classes, with monthly consumption below 350 kWh, proportionately to individual consumption; and

-    if negative, the result is considered by ANEEL while determining the rate for the transfer of contracted power in the year following the results.

This commercialization does not impact the Company’s results, and under current rules the positive result represents an unconditional right to receive and effective negative obligation. In the year of 2015, the activity presented surplus of R$ 5,049 million (R$ 3,242 million deficit in 2014 and R$ 85.6 million surplus in 2013), and the obligation was included as part of financial asset item.

Loans and financings for the companies of the group

Loans and financings granted by Eletrobras to companies within its group are among the most material transactions with related parties entered by Eletrobras. These transactions were executed in arm’s length conditions coherent to the market practices and conditions, and pursuant to applicable law. Loans and financings granted by the Company are associated with the purpose of financing the national electric power industry.

Financing and loans granted use the Company’s own funds, in addition to the regulatory funds, funds from financings obtained from international development agencies, financial institutions and resulting from the issuance of securities in the international financial market.

All loans and financings are duly formalized through agreements executed with the borrowers. Payments are made, in most cases, in monthly installments, with an average term of 10 years, and the average weighted interest rate is of 8.74% as of December 31, 2015.

The loans and financings granted which have monetary reinstatement clauses based on currency fluctuations represented approximately 38% of the total, on December 31, 2015. On the other hand, agreements, with monetary reinstatement based on rates representing inflation in Brazil corresponded in the same date to 58% of the portfolio.

The financings are restricted to concessionaires of the electric power sector and, therefore, the market rate (or opportunity cost of the company’s capital) is defined by such concessionaire, considering the risk premium compatible with the activities of the industry. Whenever there are no other alternatives besides seek funding within the electric power industry, the present value of these loans is equal to its book value.

The table below sets out information about loans and financings granted by the Company and other transactions with related parties that, pursuant to the accounting standards, must be disclosed in the Company’s financial statements as of December 31, 2015:

(In R$ thousands, except percentages)	AS OF DECEMBER 31, 2015
	PARENT COMPANY
	FEES		PRINCIPAL
	Average Fees (annual)	CURRENT Value	CURRENT	NON-CURRENT
Subsidiary
FURNAS	7.76	29,346	428,005	3,590,369
CHESF	5.02	174	13,602	17,188
ELETROSUL	9.53	35,971	147,653	1,957,886
ELETRONORTE	6.02	26,260	373,823	2,619,958
ELETRONUCLEAR	9.21	11,317	165,647	1,423,301
CGTEE	11.67	24,473	319,222	2,074,115
CEAL	13.78	2,622	307,221	856,905
CERON	13.09	1,092	131,367	607,023
CEPISA	12.28	26,855	543,082	654,379
ELETROACRE	12.97	-	80,467	202,548
BOA VISTA ENERGIA	12.11	177	17,194	37,048
AMAZONAS D	13.29	-	141,777	1,185,390
AMAZONAS GT	15.20	-	812,873	656,214

SUBTOTAL		158,287	3,481,933	15,882,324

Others
ITAIPU	7.11	-	1,894,766	12,907,368
CEMIG	5.09	973	54,104	134,907
COPEL	6.39	471	35,102	50,744
CEEE	5.00	199	9,320	23,884
AES ELETROPAULO	10.00	338,017	10,561	-
CELPE	5.00	69	8,395	5,199
CELG	8.12	1,249	188,502	51,048
ENERGISA – MT	9.19	2,549	52,942	255,206
ENERGISA – TO	10.58	998	20,031	87,231
ENERGISA – MS	5.21	222	12,426	28,968
CELPA	5.00	70,479	248,059	274,415
CEMAR	2.12	1,080	69,842	205,017
CESP	5.09	123	5,569	15,056
COELCE	5.00	237	10,769	36,678
COSERN	5.00	23	2,161	2,499
COELBA	5.00	533	23,833	82,762
ESCELSA	5.00	206	12,593	28,609
GLOBAL	5.00	94,327	44,100	-
CELESC DIST.	5.00	593	36,529	56,696
OUTRAS	5.00	70,840	98,983	149,186
(-) PCLD		(163,607)	(77,440)	-

SUBTOTAL		419,581	2,761,147	14,395,473

TOTAL		577,868	6,243,080	30,277,797

Other Transactions:

Electricity Sales to Eletrobras Furnas by Eletronuclear

Until December 31, 2012, all the electricity produced by Eletronuclear through its two nuclear plants (Angra 1 and Angra 2) was commercialized with Furnas by means of an Electricity Purchase and Sale Agreement executed on July 10, 2001 and valid until December 31, 2014.

With the regulation by ANEEL to the provisions of article 11 of Law No. 12.111/2009 and upon the publication of Resolution No. 530, on December 21, 2012, all revenue from the generation of power plants Angra 1 and 2 will be prorated between all concessionaires and all other companies which have a permit or are authorized to provide public distribution services under the National Interconnected System - SIN, according to ANEEL as per the corresponding shares established by ANEEL for the period 2013-2020, as per Resolutions 1407/2012, 1663/2013 and 1830/2014.

As provided for in the procedures established by ANEEL, the fixed revenue of plants Angra 1 and 2 will be updated under the following conditions:

●	Annual tariff adjustments, represented by the inflation adjustment of the amounts over the period.
●	Tariff reviews shall take place every three years.
●	Extraordinary reviews may be made at the request of Eletronuclear or as determined by ANEEL, to cover exceptional costs, in order to restore the economic and financial balance of projects.

The contractual commitment taken by Eletronuclear with the electricity distribution companies, pursuant the established quotas, corresponds to the amount of physical energy guarantee of Angra 1 and Angra 2 plants, discounted the respective internal consumption and the losses. Such losses are referred to the submarket gravity Center on which such plants are located.

Eletronuclear will receive an annual fixed income imposed by ANEEL, divided by 12 parts, monthly invoiced. CCEE will calculate the annual difference between the physical energy guarantee of Angra 1 and Angra 2 and the energy delivered at the gravity center.

If positive (variable portion), Eletronuclear shall receive from Distributors, the following year, in twelfths, 50% of the difference valued according to average annual PLD (Difference Settlement Price) calculated by Câmara de Comercialização de Energia Elétrica – CCEE.

If negative (Indemnification), the total difference shall be valued at the higher between Fixed Income (R$ /MWh) and the average annual PLD. This difference shall be reimbursed by Eletronuclear to the relevant energy distribution companies the following year, in twelfths.

ANEEL’s Resolution No. 2.006/2015 established the fixed amount of R$ 2,862,070 for the year 2016 regarding the generation of energy by power plants Angra 1 and 2.

To mitigate any default there are signed Guaranteed Constitution Agreements between Eletrobras Eletronuclear and the shareholders distributors with intervention and consent of the CCEE.

Regarding the commercialization of the energy from the nuclear power plant Angra 3, the Resolution no. 3 of June 25, 2007 issued by the National Energy Policy Council - CNPE determines the resumption of construction of the thermonuclear power plant - UTN Angra 3 and establishes that the Ministry of Mines and Energy - MME set the electricity generation rate to be compatible with the prices in the current power purchase auctions from new generation projects. It also establishes that the MME, set the form of commercialization of electricity produced by the plants members of the CNAA, or propose specific legal instrument to serve this purpose.

The Law no. 12,111/2009 through its article 10 modifies Articles 2nd, 3rd-A and 20 of the Law no. 10,848/2004, setting in case the backup power come from nuclear source their employment will be held directly with Eletrobras Eletronuclear in accordance with the authorization contained in Decree no. 76,803/1975.

By Ordinance no. 980/2010, the MME authorized the conclusion of Reserve Energy Contract - CER between the Electric Energy Trading Chamber - CCEE and Eletronuclear to hire up to 1,184 MW standby power from the Mill Creek 3 in the form of amount of energy. The contractual term of supplying Reserve Energy will be 35 years, with delivery beginning in January 1, 2016. It was also established by this Ordinance that the price of Reserve Energy hired, will be R$ 148.65 per MWh, (referenced to September 2009) pursuant to art. 2nd of Resolution of CNPE no. 3 of July 25, 2007.

Eletronuclear and the Electric Energy Trading Chamber - CCEE signed on August 26, 2011 the Reserve Power Purchase Agreement - CER for sale of 1,184 MW at the set rate as the previous paragraph. The contract should be added to update in the early delivery date.

Other Transactions

The other transactions of Eletrobras with its subsidiaries, controlled companies and SPEs are conducted at prices and conditions compatible with those prevailing in the market and include, in addition to the aforementioned loans and financings, advances for future capital increases and other transactions.

The table sets forth information regarding these transactions that, pursuant to accounting standards, require disclosure in the financial statements of Eletrobras:

PARENT COMPANY
12/31/2015	12/31/2014

	NATURE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT
FURNAS	Loans and financing	4,047,720	-	-	4,009,120	-	-
	Furtherance for future capital increase	43,649	-	-	38,530	-	-
	Other Assets	153	-	-	-	-	-
	Equity results	-	-	(69,978)	-	-	(403,869)
	Income from interest, commissions, fees, and exchange changes	-	-	689,462	-	-	268,941
		4,091,522	-	619,484	4,047,650	-	(134,928)
CHESF	Loans and financing	30,964	-	-	43,684	-	-
	Other liabilities	78	-	-	-	1,355	-
	Income from interest, commissions, fees, and exchange changes	-	-	2,564	-	-	3,542
	Equity results	-	-	(473,914)	-	-	(1,113,194)
		31,042	-	(471,350)	43,684	1,355	(1,109,652)
ELETRONORTE	Loans and financing	3,020,041	-	-	3,168,677	-	-
	Furtherance for future capital increase	-	-	-	12,984	-	-
	Dividends receivables	10,017	-	-	454,402	-	-
	Other Assets	4,474	-	-	-	-	-
	Equity results	-	-	101,142	-	-	2,022,891
	Income from interest, commissions, fees, and exchange changes	-	-	636,611	-	-	233,157
		3,034,532	-	737,753	3,636,063	-	2,256,048
ELETROSUL	Loans and financing	2,141,510	-	-	1,925,505	-	-
	Dividends receivables	37,024	-	-	8,531	-	-
	Furtherance for future capital increase	-	-	-	63,976	-	-
	Other Assets	2,469	-	-	-	-	-
	Other liabilities	-	14,303	-	-	-	-
	Equity results	-	-	(912,287)	-	-	35,919
	Income from interest, commissions, fees, and exchange changes	-	-	349,461	-	-	132,765
		2,181,003	14,303	(562,826)	1,998,012	-	168,684
CGTEE	Loans and financing	2,417,810	-	-	2,065,667	-	-
	Furtherance for future capital increase	120,505	-	-	18,391	-	-
	Dividends receivables	73,035	-	-	64,479	-	-
	Unpaid liabilities of invested companies	-	1,210,508	-	-	552,998	-
	Operating reversions (provisions)	-	-	(648,302)	-	-	480,065
	Income from interest, commissions, fees, and exchange changes	-	-	309,057	-	-	164,055
		2,611,350	1,210,508	(339,245)	2,148,537	552,998	644,120
ELETRONUCLEAR	Loans and financing	1,600,265	-	-	1,483,513	-	-
	Other Assets	46	-	-	-	-	-
	Other liabilities	-	523,984	-	-	342,971	-
	Unpaid liabilities of invested companies	-	351,271	-	-	-	-
	Operating reversions (provisions)	-	-	(321,652)	-	-	-
	Equity results	-	-	(4,791,800)	-	-	(999,701)
	Income from interest, commissions, fees, and exchange changes	-	-	129,169	-	-	88,695
		1,600,311	875,255	(4,984,283)	1,483,513	342,971	(911,007)
ED ALAGOAS	Loans and financing	1,166,748	-	-	947,474	-	-
	Furtherance for future capital increase	8,307	-	-	8,307	-	-
	Other Assets	1,652	-	-	-	-	-
	Unpaid liabilities of invested companies	-	247,656	-	-	11,075	-
	Operating reversions (provisions)	-	-	(252,585)	-	-	95,354
	Income from interest, commissions, fees, and exchange changes	-	-	139,861	-	-	94,884
		1,176,707	247,656	(112,724)	955,781	11,075	190,238
ED PIAUÍ	Loans and financing	1,224,315	-	-	1,021,389	-	-
	Furtherance for future capital increase	-	-	-	16,416	-	-
	Other Assets	37	-	-	-	-	-
	Unpaid liabilities of invested companies	-	701,148	-	-	141,056	-
	Operating reversions (provisions)	-	-	(562,987)	-	-	(37,935)
	Income from interest, commissions, fees, and exchange changes	-	-	158,746	-	-	109,032
		1,224,352	701,148	(404,241)	1,037,805	141,056	71,097
AMAZONAS ENERGIA-D	Loans and financing	1,327,167	-	-	2,164,460	-	-
	Other Assets	138,713	-	-	419,855	-	-
	Unpaid liabilities of invested companies	-	4,363,597	-	-	2,019,381	-
	Operating reversions (provisions)	-	-	(2,344,048)	-	-	415,424
	Income from interest, commissions, fees, and exchange changes	-	-	235,020	-	-	202,541
		1,465,880	4,363,597	(2,109,028)	2,584,315	2,019,381	617,965
AMAZONAS ENERGIA GT	Loans and financing	1,469,087	-	-	-	-	-
	Other Assets	493,511	-	-	-	-	-
	Income from interest, commissions, fees, and exchange changes	-	-	76,473	-	-	-
		1,962,598	-	76,473	-	-	-
ED RONDÔNIA	Loans and financing	739,481	-	-	696,490	-	-
	Furtherance for future capital increase	245	-	-	245	-	-
	Other Assets	1,611	-	-	-	-	-
	Unpaid liabilities of invested companies	-	456,558	-	-	-	-
	Operating reversions (provisions)	-	-	(456,771)	-	-	(188,654)
	Equity results	-	-	(104,066)	-	-	-
	Income from interest, commissions, fees, and exchange changes	-	-	98,496	-	-	71,038
		741,337	456,558	(462,341)	696,735	-	(117,616)

PARENT COMPANY
12/31/2015	12/31/2014

	NATURE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT
ELETROPAR	Dividends receivables	1,046	-	-	-	-	-
	Other Assets	380	-	-	-	-	-
	Equity results	-	-	4,401	-	-	(2,464)
		1,426	-	4,401	-	-	(2,464)
ELETROACRE	Loans and financing	283,014	-	-	235,149	-	-
	Furtherance for future capital increase	12,787	-	-	12,787	-	-
	Other Assets	809	-	-	-	-	-
	Unpaid liabilities of invested companies	-	125,416	-	-	-	-
	Equity results	-	-	(53,100)	-	-	-
	Operating reversions (provisions)	-	-	(125,592)	-	-	-
	Income from interest, commissions, fees, and exchange changes	-	-	36,938	-	-	24,937
		296,610	125,416	(141,754)	247,936	-	24,937
ED RORAIMA	Loans and financing	54,419	-	-	44,536	-	-
	Other Assets	7	-	-	-	-	-
	Unpaid liabilities of invested companies	-	337,643	-	-	69,726	-
	Operating reversions (provisions)	-	-	(270,116)	-	-	67,597
	Equity results	-	-	-	-	-	(8,294)
	Income from interest, commissions, fees, and exchange changes	-	-	7,291	-	-	4,827
		54,426	337,643	(262,825)	44,536	69,726	64,130
CELG-D	Equity	-	-	-	108,872	-	-
	Loans and financing	240,800	-	-	85,740	-	-
	Other Assets	197	-	-	-	-	-
	Unpaid liabilities of invested companies	-	412,225	-	-	-	-
	Equity results	-	-	(108,872)	-	-	-
	Operating reversions (provisions)	-	-	(410,523)	-	-	-
	Income from interest, commissions, fees, and exchange changes	-	-	12,271	-	-	-
		240,997	412,225	(507,124)	194,612	-	-
ITAIPU	Loans and financing	14,802,134	-	-	11,656,696	-	-
	Dividends receivables	1,952	-	-	-	-	-
	Income from interest, commissions, fees, and exchange changes	-	-	6,009,406	-	-	767,647
		14,804,087	-	6,009,406	11,656,696	-	767,647
NATIONAL TREASURY	Bonds NATIONAL TREASURY	-	3,940,898	-	-	1,672,761	-
		-	3,940,898	-	-	1,672,761	-
ELETROS	Contributions payable - sponsorship	-	23,555	-	-	10,652	-
	Provisions	-	244,685	-	-	448,407	-
	Contributions sponsorship	-	-	(31,693)	-	-	(34,423)
	Fees	-	-	(2,410)	-	-	(2,462)
		-	268,240	(34,103)	-	459,059	(36,885)
CEEE-GT	Equity	448,274	-	-	449,336	-	-
	Loans and financing	4,883	-	-	13,254	-	-
	Equity results	-	-	14,173	-	-	(91,308)
	Income from interest, commissions, fees, and exchange changes	-	-	607	-	-	1,189
		453,157	-	14,780	462,590	-	(90,119)
ENERGISA MT	Equity	385,318	-	-	376,031	-	-
	Loans and financing	310,697	-	-	353,596	-	-
	Dividends receivables	4,403	-	-	-	-	-
	Equity results	-	-	12,918	-	-	25,491
	Income from interest, commissions, fees, and exchange changes	-	-	30,911	-	-	34,608
		700,417	-	43,829	729,627	-	60,099
EMAE	Dividends receivables	1,416	-	-	-	-	-
	Equity	296,828	-	-	265,552	-	-
	Equity results	-	-	23,330	-	-	146,112
		298,244	-	23,330	265,552	-	146,112
	Equity	924,185	-	-	927,814	-	-
CTEEP	Loans and financing	196	-	-	-	-	-
	Dividends receivables	20	-	-	11,008	-	-
	Equity results	-	-	114,813	-	-	52,625
	Income from interest, commissions, fees, and exchange changes	-	-	17	-	-	21
		924,401	-	114,830	938,822	-	52,646

PARENT COMPANY
12/31/2015	12/31/2014

	NATURE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT
CEMAR	Equity	653,419	-	-	554,817	-	-
	Loans and financing	275,939	-	-	308,989	-	-
	Dividends receivables	22,910	-	-	20,754	-	-
	Equity results	-	-	121,778	-	-	112,288
	Income from interest, commissions, fees, and exchange changes	-	-	28,387	-	-	18,635
		952,268	-	150,165	884,560	-	130,923
LAJEADO ENERGIA	Equity	219,173	-	-	206,282	-	-
	Dividends receivables	86,589	-	-	94,810	-	-
	Equity results	-	-	37,014	-	-	13,630
		305,762	-	37,014	301,092	-	13,630
CEB LAJEADO	Dividends receivables	13,980	-	-	14,606	-	-
	Equity	80,353	-	-	71,723	-	-
	Equity results	-	-	17,586	-	-	7,419
		94,333	-	17,586	86,329	-	7,419
PAULISTA LAJEADO	Equity	23,507	-	-	18,119	-	-
	Dividends receivables	3,077	-	-	2,765	-	-
	Equity results	-	-	4,463	-	-	(3,096)
		26,584	-	4,463	20,884	-	(3,096)
CEEE-D	Equity	-	-	-	7,476	-	-
	Loans and financing	28,520	-	-	31,258	-	-
	Equity results	-	-	(10,432)	-	-	(145,118)
	Income from interest, commissions, fees, and exchange changes	-	-	2,673	-	-	2,895
		28,520	-	(7,759)	38,734	-	(142,223)
INAMBARI	Equity	115	-	-	164	-	-
	Equity results	-	-	(50)	-	-	(8,984)
		115	-	(50)	164	-	(8,984)
CHC AMÉ	Equity	98,514	-	-	79,081	-	-
	Equity results	-	-	(13,753)	-	-	(5,517)
		98,514	-	(13,753)	79,081	-	(5,517)
EÓLICA MANGUE SECO	Equity	16,889	-	-	16,726	-	-
	Equity results	-	-	163	-	-	(332)
		16,889	-	16	316,726	-	(332)
NORTE ENERGIA (BELO MONTE)	Equity	1,039,632	-	-	802,964	-	-
	Equity results	-	-	(8,581)	-	-	(32,909)
		1,039,632	-	(8,581)	802,964	-	(32,909)
ROUAR	Equity	111,775	-	-	70,044	-	-
	Equity results	-	-	7,529	-	-	7,240
		111,775	-	7,529	70,044	-	7,240

CONSOLIDATED
12/31/2015	12/31/2014

	NATURE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT
FEDERAL PUBLIC AUTHORITY	Client	19,535	-	-	16,333	-	-
	Power supply	-	-	-	-	-	43,716
	Other income	-	-	96,432	-	-	33,864
		19,535	-	96,432	16,333	-	77,580
REAL GRANDEZA	Other accounts receivables	911	-	-	-	-	-
	Other Assets	-	-	-	3,127	-	-
	Pension fund contributions	-	2,872	-	-	4,312	-
	Suppliers	-	1,192	-	-	-	-
	Accounts payable	-	195,556	-	-	403,810	-
	Different obligations	-	6,265	-	-	5,466	-
	Actuarial debt contracts	-	2,528	-	-	15,542	-
	Other liabilities	-	55,426	-	-	38,120	-
	Financial income	-	-	9	-	-	-
	Other income	-	-	1,320	-	-	134,529
	Financial costs	-	-	(17,216)	-	-	(20,795)
	Actuarial costs	-	-	(10,862)	-	-	8,312
	Other expenses	-	-	(93,514)	-	-	(11,594)
	Actuarial provision	-	-	-	-	-	38,120
		911	263,839	(120,263)	3,127	467,250	148,572
NUCLEOS	Pension fund contributions	-	3,122	-	-	3,230	-
	Actuarial costs	-	-	(8,892)	-	-	(4,555)
	Other expenses	-	-	(914)	-	-	-
		-	3,122	(9,806)	-	3,230	(4,555)
NORTE BRASIL	Permanent equity	887,528	-	-	421,052	-	-
	Suppliers	-	1,459	-	-	23	-
	Other liabilities	-	-	-	-	1,555	-
	Equity income (expenses)	-	-	4,218	-	-	(3,517)
	Equity results	-	-	41,207	-	-	-
	Other expenses	-	-	(14,636)	-	-	-
	Power grid usage fees	-	-	-	-	-	(2,459)
		887,528	1,459	30,789	421,052	1,578	(5,976)
ETAU	Accounts receivables	9	-	-	9	-	-
	JCP / Dividends receivables	257	-	-	39	-	-
	Permanent equity	24,109	-	-	23,235	-	-
	Suppliers	-	3	-	-	2	-
	Equity income	-	-	4,947	-	-	6,713
	Accounts receivables	-	-	350	-	-	453
	Other income	-	-	9	-	-	-
	Power grid usage fees	-	-	(38)	-	-	(34)
		24,375	3	5,268	23,283	2	7,132
ESBR	Clients	4,526	-	-	2,295	-	-
	Permanent equity	2,799,875	-	-	2,907,364	-	-
	Furtherance for future capital increase	141,400	-	-	-	-	-
	Suppliers	-	27,876	-	-	9,872	-
	Other liabilities	-	-	-	-	600	-
	Power purchase expenses	-	-	(219,637)	-	-	(31,200)
	Equity expenses	-	-	(287,489)	-	-	(461,576)
		2,945,801	27,876	(507,126)	2,909,659	10,472	(492,776)
TELES PIRES PARTICIPAÇÕES	Permanent equity	547,152	-	-	496,425	-	-
	Equity income (expenses)	-	-	(86,139)	-	-	(29,157)
	Other expenses	-	-	(115,412)	-	-	-
		547,152	-	(201,551)	496,425	-	(29,157)
INTEGRAÇÃO	Permanent equity	-	-	-	22,517	-	-
	Equity income	-	-	1,508	-	-	63
		-	-	1,508	22,517	-	63
COSTA OESTE	Dividends / JCP receivables	1,713	-	-	300	-	-
	Furtherance for future capital increase	-	-	-	1,146	-	-
	Permanent equity	30,058	-	-	21,510	-	-
	Suppliers	-	1	-	-	1	-
	Equity income (expenses)	-	-	6,249	-	-	(481)
	Power grid usage fees	-	-	(10)	-	-	(3)
		31,771	1	6,239	22,956	1	(484)
TSBE – Tranmissora Sul Brasileira de Energia SA	Accounts receivables	11	-	-	12	-	-
	Dividends / JCP receivables	-	-	-	2,660	-	-
	Furtherance for future capital increase	-	-	-	16,000	-	-
	Permanent equity	270,252	-	-	275,960	-	-
	Suppliers	-	7	-	-	2	-
	Accounts payable	-	-	-	-	10,733	-
	Accounts receivables	-	-	12,557	-	-	374
	Other income	-	-	76	-	-	70
	Equity income (expenses)	-	-	(24,368)	-	-	11,377
	Power grid usage fees	-	-	(70)	-	-	(20)
		270,263	7	(11,805)	294,632	10,735	11,801
LIVRAMENTO	Other accounts receivables	-	-	-	10	-	-
	Furtherance for future capital increase	173,860	-	-	73,500	-	-
	Redeemable preferred shares	64,310	-	-	61,910	-	-
	Other income	-	-	179	-	-	126
	Equity income (expenses)	-	-	(96,478)	-	-	(150,370)
	Power grid usage fees	-	-	(2)	-	-	-
		238,170	-	(96,301)	135,420	-	(150,244)

CONSOLIDATED
12/31/2015	12/31/2014

	NATURE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT
SANTA VITÓRIA	Dividends / JCP receivables	-	-	-	1,163	-	-
	Furtherance for future capital increase	36,492	-	-	18,000	-	-
	Permanent equity	50,223	-	-	157,627	-	-
	Redeemable preferred shares	29,400	-	-	29,400	-	-
	Equity income (expenses)	-	-	(108,567)	-	-	2,220
		116,115	-	(108,567)	206,190	-	2,220
MARUMBI	Furtherance for future capital increase	-	-	-	6,702	-	-
	Dividends / JCP receivables	775	-	-	553	-	-
	Permanent equity	18,418	-	-	9,043	-	-
	Suppliers	-	2	-	-	-	-
	Equity income	-	-	2,894	-	-	1,930
	Other income	-	-	14	-	-	-
	Power grid usage fees	-	-	(8)	-	-	-
		19,193	2	2,900	16,298	-	1,930
CHUÍ	Permanent equity	-	-	-	37,495	-	-
	Furtherance for future capital increase	431,913	-	-	330,500	-	-
	Equity expenses	-	-	(114,602)	-	-	(37,715)
		431,913	-	(114,602)	367,995	-	(37,715)
FACHESF	Suppliers	-	1,720	-	-	10,719	-
	Pension fund contributions (normal)	-	11,415	-	-	10,220	-
	Actuarial costs	-	-	(123,537)	-	-	(105,121)
	Operating costs	-	-	(20,411)	-	-	(17,401)
	Financial costs	-	-	(133,698)	-	-	(55,871)
		-	13,135	(277,646)	-	20,939	(178,393)
TDG	Accounts receivables	355	-	-	429	-	-
	Permanent equity	7,236	-	-	28,013	-	-
	Furtherance for future capital increase	101,000	-	-	101,000	-	-
	Suppliers	-	169	-	-	181	-
	Accounts receivables	-	-	4,217	-	-	4,187
	Equity expenses	-	-	(20,777)	-	-	-
	Power grid usage fees	-	-	(1,580)	-	-	(1,787)
		108,591	169	(18,140)	129,442	181	2,400
MANAUS TRANSMISSÃO	Dividends / JCP receivables	50	-	-	-	-	-
	Permanent equity	621,873	-	-	215,793	-	-
	Furtherance for future capital increase	26,800	-	-	39,181	-	-
	Other Assets	1,067	-	-	1,338	-	-
	Suppliers	-	1,810	-	-	-	-
	Other liabilities	-	8	-	-	1,307	-
	Equity income	-	-	29,919	-	-	22,226
	Other income	-	-	2,573	-	-	2,938
	Equity expenses	-	-	-	-	-	(65,311)
	Power grid usage fees	-	-	(20,825)	-	-	(7,902)
		649,790	1,818	11,667	256,312	1,307	(48,049)
IE MADEIRA	Dividends / JCP receivables	27,589	-	-	7,257	-	-
	Permanent equity	912,098	-	-	822,342	-	-
	Suppliers	-	1,475	-	-	5,752	-
	Accounts payable	-	526	-	-	579	-
	Equity income	-	-	117,747	-	-	62,927
	Accounts receivables	-	-	602	-	-	-
	Other income ((expenses)	-	-	495	-	-	-
	Power grid usage fees	-	-	(53,169)	-	-	(49,776)
		939,687	2,001	65,675	829,599	6,331	13,151
MANAUS CONSTRUÇÃO	Dividends / JCP receivables	9,178	-	-	12,351	-	-
	Permanent equity	33,251	-	-	4,724	-	-
	Equity income (expenses)	-	-	(592)	-	-	10,570
		42,429	-	(592)	17,075	-	10,570
STN	Other accounts receivables	273	-	-	263	-	-
	Permanent equity	176,941	-	-	163,434	-	-
	Suppliers	-	1,042	-	-	1,250	-
	Equity income	-	-	45,475	-	-	46,014
	Accounts receivables	-	-	3,231	-	-	2,841
	Power grid usage fees	-	-	(10,362)	-	-	(12,427)
		177,214	1,042	38,344	163,697	1,250	36,428
INTESA – Integração Transmissora de Energia SA	JCP / Dividends receivables	1,209	-	-	-	-	-
	Permanent equity	42,084	-	-	41,064	-	-
	Other Assets	317	-	-	-	-	-
	Suppliers	-	1,482	-	-	971	-
	Equity income	-	-	6,727	-	-	5,573
	Other income	-	-	3,673	-	-	-
	Power grid usage fees	-	-	(14,503)	-	-	(9,496)
		43,610	1,482	(4,103)	41,064	971	(3,923)
EAPSA – Energética Águas da Pedra SA	Clients	352	-	-	159	-	-
	Dividends / JCP receivables	2,181	-	-	1,124	-	-
	Permanent equity	208,795	-	-	89,580	-	-
	Other Assets	-	-	-	161	-	-
	Equity income	-	-	22,718	-	-	8,409
	Income from the use of power grid	-	-	-	-	-	1,267
	Other income	-	-	1,557	-	-	-
		211,328	-	24,275	91,024	-	9,676
SETE GAMELEIRAS	Clients	8	-	-	7	-	-
	Dividends / JCP receivables	437	-	-	-	-	-
	Permanent equity	22,888	-	-	20,799	-	-
	Equity income	-	-	2,526	-	-	556
		23,333	-	2,526	20,806	-	556

CONSOLIDATED
12/31/2015	12/31/2014

	NATURE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT
S, PEDRO DO LAGO	Clients	36	-	-	7	-	-
	Dividends / JCP receivables	371	-	-	-	-	-
	Permanent equity	16,423	-	-	16,268	-	-
	Equity income (expenses)	-	-	268	-	-	1,407
	Accounts receivables	-	-	335	-	-	81
		16,830	-	603	16,275	-	1,488
PEDRA BRANCA	Clients	8	-	-	7	-	-
	Dividends / JCP receivables	542	-	-	-	-	-
	Permanent equity	17,592	-	-	14,256	-	-
	Accounts receivables	-	-	-	-	-	192
	Equity income (expenses)	-	-	3,878	-	-	-
		18,142	-	3,878	14,263	-	192
BRASVENTOS MIASSABA	Clients	152	-	-	70	-	-
	Permanent equity	66,539	-	-	33,469	-	-
	Other Assets	1	-	-	1	-	-
	Equity income	-	-	(226)	-	-	4,703
	Income from the use of power grid	-	-	709	-	-	649
	Other income	-	-	604	-	-	-
	Equity expenses	-	-	(200)	-	-	-
		66,692	-	887	33,540	-	5,352
BRASVENTOS EOLO	Clients	129	-	-	60	-	-
	Furtherance for future capital increase	316	-	-	316	-	-
	Permanent equity	40,163	-	-	20,750	-	-
	Other Assets	1	-	-	-	-	-
	Income from the use of power grid	-	-	605	-	-	554
	Other income	-	-	517	-	-	-
	Equity expenses	-	-	(668)	-	-	(1,495)
	Equity results	-	-	(634)	-	-	-
		40,609	-	(180)	21,126	-	(941)
PREVINORTE	Other Assets	7,174	-	-	63	-	-
	Other liabilities	-	-	-	-	7,958	-
		7,174	-	-	637	,958	-
ENERPEIXE	Clients	282	-	-	232	-	-
	JCP / Dividends receivables	34,686	-	-	26,059	-	-
	Permanent equity	561,282	-	-	555,860	-	-
	Equity income	-	-	68,107	-	-	56,539
	Accounts receivables	-	-	13	-	-	255
	Income from the use of power grid	-	-	2,287	-	-	2,220
		596,250	-	70,407	582,151	-	59,014
TRANSLESTE	Permanent equity	17,574	-	-	15,616	-	-
	Suppliers	-	164	-	-	166	-
	Equity income	-	-	4,719	-	-	5,040
	Power grid usage fees	-	-	(1,515)	-	-	(1,539)
		17,574	164	3,204	15,616	166	3,501
TRANSUDESTE	Clients	14	-	-	-	-	-
	Other accounts receivables	13	-	-	-	-	-
	JCP / Dividends receivables	1,033	-	-	1,033	-	-
	Permanent equity	17,900	-	-	14,978	-	-
	Other Assets	-	-	-	25	-	-
	Suppliers	-	102	-	-	156	-
	Other income	-	-	165	-	-	159
	Accounts receivables	-	-	157	-	-	148
	Equity income	-	-	3,459	-	-	3,294
	Financial income	-	-	-	-	-	1,034
	Power grid usage fees	-	-	(947)	-	-	(968)
		18,960	102	2,834	16,036	156	3,667
TRANSIRAPI	JCP / Dividends receivables	678	-	-	-	-	-
	Permanent equity	19,061	-	-	16,134	-	-
	Suppliers	-	90	-	-	107	-
	Equity income	-	-	3,605	-	-	2,864
	Power grid usage fees	-	-	(739)	-	-	(666)
		19,739	90	2,866	16,134	107	2,198
CENTROESTE	Clients	63	-	-	-	-	-
	JCP / Dividends receivables	59	-	-	894	-	-
	Permanent equity	18,709	-	-	20,825	-	-
	Other Assets	-	-	-	10	-	-
	Suppliers	-	54	-	-	71	-
	Equity income	-	-	4,361	-	-	4,089
	Accounts receivables	-	-	1,068	-	-	900
	Other income	-	-	89	-	-	431
	Power grid usage fees	-	-	(645)	-	-	(666)
		18,831	54	4,8732	1,729	71	4,754
BAGUARI	Clients	22	-	-	15	-	-
	JCP / Dividends receivables	2,462	-	-	7,294	-	-
	Furtherance for future capital increase	315	-	-	315	-	-
	Permanent equity	82,721	-	-	85,815	-	-
	Equity income (expenses)	-	-	6,226	-	-	(850)
	Income from the use of power grid	-	-	193	-	-	181
		85,520	-	6,419	93,439	-	(669)
RETIRO BAIXO	Furtherance for future capital increase	1,225	-	-	2,695	-	-
	Permanent equity	121,774	-	-	111,906	-	-
	Equity expenses	-	-	-	-	-	(1,275)
	Financial income (expenses)	-	-	7,173	-	-	-
	Financial income	-	-	-	-	-	111
		122,999	-	7,1731	14,601	-	(1,164)

CONSOLIDATED
12/31/2015	12/31/2014

	NATURE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT
SERRA FACÃO ENERGIA	Dividends / JCP receivables	9,154	-	-	2,289	-	-
	Permanent equity	45,032	-	-	1,640	-	-
	Equity income (expenses)	-	-	23,047	-	-	(59,102)
	Accounts receivables	-	-	154	-	-	80
		54,186	-	23,201	3,929	-	(59,022)
CHAPECOENSE	Clients	740	-	-	740	-	-
	JCP / Dividends receivables	22,288	-	-	9,512	-	-
	Permanent equity	415,501	-	-	364,522	-	-
	Equity income	-	-	73,267	-	-	28,646
		438,529	-	73,267	374,774	-	28,646
MADEIRA ENERGIA	Permanent equity	2,799,058	-	-	2,724,068	-	-
	Equity income (expenses)	-	-	7,030	-	-	(861,144)
	Other expenses	-	-	(97,010)	-	-	-
		2,799,058	-	(89,980)	2,724,068	-	(861,144)
INAMBARI	Permanent equity	194	-	-	164	-	-
	Other income	-	-	30	-	-	6,017
	Equity income (expenses)	-	-	(31)	-	-	(6,024)
	Equity results	-	-	(50)	-	-	-
		194	-	(51)	164	-	(7)
TRANSENERGIA RENOVÁVEL	JCP / Dividends receivables	13,979	-	-	15,648	-	-
	Permanent equity	128,418	-	-	96,813	-	-
	Suppliers	-	57	-	-	80	-
	Equity income	-	-	38,777	-	-	24,316
	Other income	-	-	-	-	-	8
	Power grid usage fees	-	-	(706)	-	-	(754)
		142,397	57	38,071	112,461	802	3,570
MGE TRANSMISSÃO	Clients	15	-	-	-	-	-
	Other accounts receivables	148	-	-	149	-	-
	JCP / Dividends receivables	11,447	-	-	6,812	-	-
	Permanent equity	136,755	-	-	118,953	-	-
	Suppliers	-	119	-	-	100	-
	Equity income (expenses)	-	-	20,476	-	-	(9,222)
	Accounts receivables	-	-	1,685	-	-	2,974
	Other income	-	-	167	-	-	67
	Power grid usage fees	-	-	(1,389)	-	-	(477)
		148,365	119	20,939	125,914	100	(6,658)
GOIAS TRANSMISSÃO	Other accounts receivables	229	-	-	203	-	-
	JCP / Dividends receivables	23,857	-	-	20,051	-	-
	Permanent equity	190,245	-	-	138,436	-	-
	Suppliers	-	204	-	-	225	-
	Equity income (expenses)	-	-	66,566	-	-	(493)
	Accounts receivables	-	-	2,331	-	-	2,293
	Power grid usage fees	-	-	(2,327)	-	-	(1,911)
		214,331	204	66,570	158,690	225	(111)
TRANS SÃO PAULO	Clients	18	-	-	-	-	-
	Other accounts receivables	83	-	-	75	-	-
	JCP / Dividends receivables	4,275	-	-	15,934	-	-
	Furtherance for future capital increase	-	-	-	1,960	-	-
	Permanent equity	91,141	-	-	83,116	-	-
	Suppliers	-	13	-	-	28	-
	Equity income	-	-	6,065	-	-	43,977
	Accounts receivables	-	-	976	-	-	890
	Other income	-	-	78	-	-	509
	Power grid usage fees	-	-	(297)	-	-	(276)
		95,517	136,822	101,085	28	4	5,100
CALDAS NOVAS	Other accounts receivables	73	-	-	72	-	-
	JCP / Dividends receivables	452	-	-	-	-	-
	Permanent equity	13,560	-	-	12,846	-	-
	Suppliers	-	3	-	-	9	-
	Equity income (expenses)	-	-	1,166	-	-	3,084
	Accounts receivables	-	-	724	-	-	720
	Other income	-	-	160	-	-	149
	Power grid usage fees	-	-	-	-	-	(61)
		14,085	3	2,050	12,918	9	3,892
IE GARANHUNS	JCP / Dividends receivables	5,780	-	-	-	-	-
	Permanent equity	318,972	-	-	181,526	-	-
	Equity income	-	-	26,361	-	-	16,717
		324,752	-	26,361	181,526	-	16,717
LUZIANIA NIQUELANDIA TRANSMISSORA	Clients	6	-	-	-	-	-
	Permanent equity	21,181	-	-	16,863	-	-
	Suppliers	-	-	-	-	845	-
	Equity income	-	-	4,318	-	-	4,594
	Accounts receivables	-	-	110	-	-	115
	Other income	-	-	30	-	-	188
	Power grid usage fees	-	-	(105)	-	-	(41)
		21,187	-	4,353	16,863	845	4,856
TSLE Transmissora Sul Litorânea de Energia SA	Other accounts receivables	18	-	-	5	-	-
	Furtherance for future capital increase	84,847	-	-	54,499	-	-
	Permanent equity	144,615	-	-	139,719	-	-
	Accounts payable	-	11	-	-	-	-
	Accounts receivables	-	-	570	-	-	3,457
	Other income	-	-	51	-	-	39
	Equity expenses	-	-	(4,980)	-	-	(2,637)
	Power grid usage fees	-	-	(81)	-	-	-
		229,480	11	(4,440)	194,223	-	859

CONSOLIDATED
12/31/2015	12/31/2014

	NATURE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT
Energia dos Ventos I	Permanent equity	-	-	-	7,254	-	-
	Equity income (expenses)	-	-	(1)	-	-	(39)
		-	-	(1)	7,254	-	(39)
Energia dos Ventos II	Permanent equity	-	-	-	4,406	-	-
	Equity income (expenses)	-	-	-	-	-	(30)
		-	-	-	4,406	-	(30)
Energia dos Ventos III	Permanent equity	-	-	-	6,535	-	-
	Equity income (expenses)	-	-	-	-	-	(36)
		-	-	-	6,535	-	(36)
Energia dos Ventos IV	Permanent equity	-	-	-	9,535	-	-
	Equity income (expenses)	-	-	-	-	-	(43)
		-	-	-	9,535	-	(43)
Energia dos Ventos X	Permanent equity	-	-	-	5,807	-	-
	Equity income (expenses)	-	-	(1)	-	-	(34)
		-	-	(1)	5,807	-	(34)
NORTE ENERGIA (Belo Monte)	Clients	390	-	-	-	-	-
	Other Assets	54	-	-	78	-	-
	Furtherance for future capital increase	326,671	-	-	-	-	-
	Permanent equity	3,469,785	-	-	3,479,087	-	-
	Equity results	-	-	(7,993)	-	-	(32,909)
	Equity expenses	-	-	(7,225)	-	-	(110,640)
	Income from the use of power grid	-	-	39,258	-	-	-
	Other income	-	-	423	-	-	-
		3,796,900	-	24,463	3,479,165	-	(143,549)
AET	Other Assets	24	-	-	-	-	-
	Other liabilities	-	-	-	-	234	-
	Suppliers	-	160	-	-	-	-
	Equity income	-	-	-	-	-	8,915
	Other income	-	-	2,251	-	-	-
	Power grid usage fees	-	-	(2,126)	-	-	(2,457)
		24	160	125	-	234	6,458
BRASNORTE	Other Assets	106	-	-	2,506	-	-
	Permanent equity	120,873	-	-	-	-	-
	Other liabilities	-	-	-	-	127	-
	Suppliers	-	88	-	-	-	-
	Equity income	-	-	9,372	-	-	9,647
	Accounts receivables	-	-	-	-	-	1,808
	Other income	-	-	3,523	-	-	-
	Power grid usage fees	-	-	(1,176)	-	-	(1,289)
		120,979	88	11,719	2,506	127	10,166
ESTAÇÃO TRANSMISSORA	Power grid usage fees	-	-	-	-	-	(3,735)
		-	-	-	-	-	(3,735)
INTEGRAÇÃO TRANS,	Other Assets	-	-	-	290	-	-
	Permanent equity	133,488	-	-	-	-	-
	Other liabilities	-	-	-	-	709	-
	Equity income	-	-	18,970	-	-	16,817
	Other income	-	-	-	-	-	3,838
	Power grid usage fees	-	-	-	-	-	(7,132)
		133,488	-	18,970	290	709	13,523
CONSTRUTORA INTEG	Permanent equity	49,461	-	-	-	-	-
	Equity income	-	-	1,507	-	-	63
	Equity results	-	-	(1,793)	-	-	-
		49,461	-	(286)	-	-	63
TME TRANSMISSORA MATOGROSSENSE DE ENERGIA	Permanent equity	97,154	-	-	-	-	-
	Other liabilities	-	214	-	-	234	-
	Equity results	-	-	13,317	-	-	-
	Income from the use of power grid	-	-	-	-	-	-
	Equity income	-	-	-	-	-	11,182
	Power grid usage fees	-	-	(2,221)	-	-	(2,545)
		97,154	214	11,096	-	234	8,637
TRANSNORTE	Permanent equity	148,373	-	-	-	-	-
	Suppliers	-	36	-	-	-	-
	Equity results	-	-	(9,613)	-	-	-
	Equity income	-	-	-	-	-	9,072
	Power grid usage fees	-	-	(186)	-	-	-
		148,373	36	(9,799)	-	-	9,072
CTEEP	Loans and financing	196	-	-	-	-	-
	Permanent equity	942,732	-	-	946,187	-	-
	Dividends receivables	2,187	-	-	9,749	-	-
	Income from interest, commissions, fees, and exchange changes	-	-	17	-	-	-
	Equity income	-	-	2,380	-	-	53,503
	JCP / Dividends income	-	-	2,206	-	-	1,480
	Equity results	-	-	114,813	-	-	-
	Loss in subscription	-	-	-	-	-	(679)
		945,115	-	119,416	955,936	-	54,304

CONSOLIDATED
12/31/2015	12/31/2014

	NATURE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT
EMAE	Permanent equity	307,195	-	-	275,214	-	-
	Dividends / JCP receivables	1,416	-	-	(54)	-	-
	Equity income	-	-	793	-	-	-
	JCP / Dividends income	-	-	-	-	-	64
	Equity results	-	-	23,330	-	-	151,429
	Other expenses	-	-	(89)	-	-	-
		308,611	-	24,034	275,160	-	151,493
Triângulo Mineiro Trans SA	Other accounts receivables	11	-	-	-	-	-
	Other Assets	-	-	-	724	-	-
	Furtherance for future capital increase	-	-	-	6,223	-	-
	Permanent equity	82,555	-	-	36,246	-	-
	Equity income (expenses)	-	-	2,957	-	-	830
	Accounts receivables	-	-	578	-	-	724
	Other income	82,566	3,560	4	3,193	-	1,592
		-
CEPEL	Operating costs	-	-	(11,525)	-	-	(10,925)
		-	-	(11,525)	-	-	(10,925)
Paranaíba Transmissora de Energia SA	Other accounts receivables	70	-	-	142	-	-
	Permanent equity	100,726	-	-	67,383	-	-
	Equity income	-	-	3,943	-	-	2,297
	Accounts receivables	-	-	792	-	-	849
		100,796	-	4,735	67,525	-	3,146
Centrais Eólica Famosa I SA	Furtherance for future capital increase	-	-	-	1,059	-	-
	Permanent equity	1,305	-	-	838	-	-
	Equity income (expenses)	-	-	(592)	-	-	(6,425)
		1,305	-	(592)	1,897	-	(6,425)
Centrais Eólica Pau-Brasil SA	Furtherance for future capital increase	-	-	-	706	-	-
	Permanent equity	758	-	-	548	-	-
	Equity income (expenses)	-	-	(496)	-	-	(4,292)
		758	-	(496)	1,254	-	(4,292)
Centrais Eólica São Paulo SA	Furtherance for future capital increase	-	-	-	823	-	-
	Permanent equity	971	-	-	648	-	-
	Equity income (expenses)	-	-	(500)	-	-	(4,803)
		971	-	(500)	1,471	-	(4,803)
Centrais Eólica Rosada SA	Furtherance for future capital increase	-	-	-	1,333	-	-
	Permanent equity	1,418	-	-	955	-	-
	Equity income (expenses)	-	-	(870)	-	-	(8,132)
		1,418	-	(870)	2,288	-	(8,132)
FRONTEIRA OESTE	Other accounts receivables	1,042	-	-	-	-	-
	Furtherance for future capital increase	14,155	-	-	3,641	-	-
	Permanent equity	12,091	-	-	11,824	-	-
	Equity income	-	-	267	-	-	-
	Income from service provision	-	-	1,042	-	-	-
	Equity expenses	-	-	-	-	-	(16)
		27,288	-	1,309	15,465	-	(16)
Vale do São Bartolomeu Transmissora de Energia SA	Other accounts receivables	220	-	-	229	-	-
	Furtherance for future capital increase	7,943	-	-	-	-	-
	Permanent equity	56,469	-	-	16,128	-	-
	Equity income (expenses)	-	-	1,512	-	-	645
	Accounts receivables	-	-	373	-	-	226
	Other income	-	-	1,704	-	-	7,950
		64,632	-	3,589	16,357	-	8,821
PUNAU I EÓLICA SA	Permanent equity	10,829	-	-	1,880	-	-
	Equity income (expenses)	-	-	8,816	-	-	(7,313)
		10,829	-	8,816	1,880	-	(7,313)
CARNAUBA I EÓLICA SA	Permanent equity	10,261	-	-	1,238	-	-
	Equity income (expenses)	-	-	8	,906	-	-
		10,261	-	8,906	1,238	-	(7,186)
CARNAUBA II EÓLICA SA	Permanent equity	8,293	-	-	936	-	-
	Equity income (expenses)	-	-	7,254	-	-	(5,959)
		8,293	-	7,254	936	-	(5,959)
CARNAUBA III EÓLICA SA	Permanent equity	7,290	-	-	845	-	-
	Equity income (expenses)	-	-	6,358	-	-	(5,284)
		7,290	-	6,358	845	-	(5,284)
CARNAUBA V EÓLICA SA	Permanent equity	10,777	-	-	1,212	-	-
	Equity income (expenses)	-	-	9,433	-	-	(7,981)
		10,777	-	9,433	1,212	-	(7,981)
CERVANTES I EÓLICA SA	Permanent equity	7,355	-	-	1,357	-	-
	Equity income (expenses)	-	-	5,910	-	-	(4,772)
		7,355	-	5,910	1,357	-	(4,772)
CERVANTES II EÓLICA SA	Permanent equity	5,474	-	-	644	-	-
	Equity income (expenses)	-	-	4,755	-	-	(3,958)
		5,474	-	4,755	644	-	(3,958)
BOM JESUS EOILCA SA	Permanent equity	1,251	-	-	1,370	-	-
	Equity income (expenses)	-	-	(236)	-	-	(5,794)
		1,251	-	(236)	1,370	-	(5,794)

CONSOLIDATED
12/31/2015	12/31/2014

CACHOEIRA EÓLICA SA	NATURE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT
	Permanent equity	767	-	-	871	-	-
	Equity income (expenses)	-	-	(191)	-	-	(3,907)
		767	-	(191)	871	-	(3,907)
PITIMBU EÓLICA SA	Permanent equity	1,037	-	-	1,270	-	-
	Equity income (expenses)	-	-	(351)	-	-	(5,894)
		1,037	-	(351)	1,270	-	(5,894)
SÃO CAETANO EÓLICA SA	Permanent equity	1,387	-	-	2,387	-	-
	Equity income (expenses)	-	-	(1,177)	-	-	(7,952)
		1,387	-	(1,177)	2,387	-	(7,952)
SAO CAETANO I EÓLICA SA	Permanent equity	1,137	-	-	1,867	-	-
	Equity income (expenses)	-	-	(847)	-	-	(5,297)
		1,137	-	(847)	1,867	-	(5,297)
SÃO GALVÃO EÓLICA SA	Permanent equity	1,342	-	-	1,684	-	-
	Equity income (expenses)	-	-	(505)	-	-	(7,862)
		1,342	-	(505)	1,684	-	(7,862)
Baraunas I	Permanent equity	17,356	-	-	27	-	-
	Equity expenses	-	-	(213)	-	-	(27)
		17,356	-	(213)	27	-	(27)
Mussambé	Permanent equity	21,724	-	-	19,955	-	-
	Equity expenses	-	-	(25)	-	-	(32)
		21,724	-	(25)	19,955	-	(32)
Morro Branco I	Permanent equity	17,019	-	-	15,549	-	-
	Equity expenses	-	-	(204)	-	-	(22)
		17,019	-	(204)	15,549	-	(22)
SINOPE	Permanent equity	179,052	-	-	87,047	-	-
	Furtherance for future capital increase	73,500	-	-	-	-	-
	Equity income	-	-	2,479	-	-	-
	Equity expenses	-	-	-	-	-	-
	Equity results	-	-	(1,199)	-	-	(4,249)
		252,552	-	1,280	87,047	-	(4,249)
MATA DE SANTA GENEBRA	Other accounts receivables	2	-	-	1	-	-
	Permanent equity	30,336	-	-	26,177	-	-
	Equity income (expenses)	-	-	1,415	-	-	(1,019)
	Other income	-	-	2	92-	-	894
	Other expenses	-	-	4	-	-	-
		30,338	-	1,711	26,178	-	(125)
LAGOA AZUL TRANSMISSORA	Clients	396	-	-	-	-	-
	Other Assets	-	-	-	1	-	-
	Permanent equity	8,632	-	-	1,970	-	-
	Equity income (expenses)	-	-	99	-	-	(151)
	Other income	-	-	-	-	-	12
	Other expenses	-	-	395	-	-	-
		-	4	94	1,971	-	(139)
EÓLICA ITAGUACU DA BAHIA SPE SA	Other Assets	-	-	-	1	-	-
	Permanent equity	11,798	-	-	1,062	-	-
	Equity income (expenses)	-	-	102	-	-	(101)
	Other expenses	-	-	(1)	-	-	-
		11,798	-	101	1,063	-	(101)
ITAGUACU DA BAHIA ENERGIAS RENOVAVEIS	Furtherance for future capital increase	34,300	-	-	-	-	-
	Permanent equity	11,798	-	-	-	-	-
	Equity income (expenses)	-	-	(4,396)	-	-	-
		46,098	-	(4,396)	-	-	-
EÓLICA VENTOS DE SANTA LUIZA SPE SA	Other Assets	-	-	-	1	-	-
	Furtherance for future capital increase	-	-	-	1,063	-	-
	Equity income (expenses)	-	-	101	-	-	(100)
	Other expenses	-	-	(1)	-	-	-
		-	-	100	1,064	-	(100)
EÓLICA VENTOS DE SANTA MADELAN SPE SA	Other Assets	-	-	-	1	-	-
	Permanent equity	-	-	-	1,062	-	-
	Equity income (expenses)	-	-	102	-	-	(101)
	Other expenses	-	-	(1)	-	-	-
		-	-	101	1,063	-	(101)
EÓLICA VENTOS DE SANTA MARCELLA SPE SA	Other Assets	-	-	-	1	-	-
	Permanent equity	-	-	-	1,063	-	-
	Equity income (expenses)	-	-	101	-	-	(101)
	Other expenses	-	-	(1)	-	-	-
		-	-	100	1,064	-	(101)
EÓLICA VENTOS DE SANTA VERA SPE SA	Other Assets	-	-	-	1	-	-
	Permanent equity	-	-	-	1,063	-	-
	Equity income (expenses)	-	-	101	-	-	(100)
	Other expenses	-	-	(1)	-	-	-
		-	-	100	1,064	-	(100)

CONSOLIDATED
12/31/2015	12/31/2014

	NATURE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT
EÓLICA VENTOS DE SANTO ANTONIO SPE SA	Other Assets	-	-	-	1	-	-
	Permanent equity	-	-	-	1,063	-	-
	Equity income (expenses)	-	-	102	-	-	(100)
	Other expenses	-	-	(1)	-	-	-
		-	-	101	1,064	-	(100)
EÓLICA VENTOS DE SAO BENTO SPE SA	Other Assets	-	-	-	1	-	-
	Permanent equity	-	-	-	1,063	-	-
	Equity income (expenses)	-	-	102	-	-	(101)
	Other expenses	-	-	(1)	-	-	-
		-	-	101	1,064	-	(101)
EÓLICA VENTOS DE SÃO CIRILO SPE SA	Other Assets	-	-	-	1	-	-
	Permanent equity	-	-	-	1,063	-	-
	Equity income (expenses)	-	-	101	-	-	(100)
	Other expenses	-	-	(1)	-	-	-
		-	-	100	1,064	-	(100)
EÓLICA VENTOS DE SÃO JOSE SPE SA	Other Assets	-	-	-	1	-	-
	Permanent equity	-	-	-	1,063	-	-
	Equity income (expenses)	-	-	101	-	-	(100)
	Other expenses	-	-	(1)	-	-	-
		-	-	100	1,064	-	(100)
EÓLICA VENTOS DE SÃO RAFAEL SPE SA	Other Assets	-	-	-	1	-	-
	Permanent equity	-	-	-	1,063	-	-
	Equity income (expenses)	-	-	101	-	-	(101)
	Other expenses	-	-	(1)	-	-	-
		-	-	100	1,064	-	(101)
Baraunas II	Permanent equity	585	-	-	615	-	-
	Equity expenses	-	-	(30)	-	-	(7)
		585	-	(30)	615	-	(7)
Banda de Couro	Permanent equity	928	-	-	961	-	-
	Equity expenses	-	-	(33)	-	-	(7)
	Other expenses	-	-	-	-	-	-
		928	-	(33)	961	-	(7)
Belo Monte Transmissora SPE SA	Permanent equity	391,058	-	-	6,119	-	-
	Furtherance for future capital increase	194,040	-	-	-	-	-
	Other Assets	-	-	-	1	-	-
	Equity income (expenses)	-	-	(4,630)	-	-	(5)
	Equity results	-	-	(4,473)	-	-	-
	Other expenses	-	-	(1)	-	-	-
	Other income	-	-	-	-	-	424
		585,098	-	(9,104)	6,120	-	419
ITAIPU	Loans and financing	14,802,134	-	-	11,656,696	-	-
	Dividends receivables	1,952	-	-	-	-	-
	Income from interest, commissions, fees, and exchange changes	-	-	6,009,406	-	-	767,647
		14,804,087	-	6,009,406	11,656,696	-	767,647
SANTO ANTONIO ENERGIA	Clients	9,501	-	-	4,174	-	-
	Other accounts receivables	130,253	-	-	-	-	-
	Other Assets	-	-	-	311	-	-
	Accounts receivables	-	-	3,005	-	-	3,481
	Income from the use of power grid	-	-	43,352	-	-	40,602
	Receita Venda de Energia Elétrica	-	-	64,924	-	-	-
	Outros receitas				-	-	268
		139,754	-	111,281	4,485	-	44,351
ELETROS	Contributions payable - sponsorship	-	23,555	-	-	10,652	-
	Provisions	-	244,685	-	-	448,407	-
	Contributions sponsorship	-	-	(31,693)	-	-	(34,423)
	Fees	-	-	(2,410)	-	-	(2,462)
		-	268,240	(34,103)	-	459,059	(36,885)
CEEE-GT	Equity	448,274	-	-	449,336	-	-
	Loans and financing	4,883	-	-	13,254	-	-
	Equity results	-	-	14,173	-	-	(91,308)
	Income from interest, commissions, and fees	-	-	607	-	-	1,189
		453,157	-	14,780	462,590	-	(90,119)
ENERGISA MT	Equity	385,318	-	-	376,031	-	-
	Loans and financing	310,697	-	-	353,596	-	-
	Dividends receivables	4,403	-	-	-	-	-
	Equity results	-	-	12,918	-	-	25,491
	Income from interest, commissions, and fees	-	-	30,911	-	-	34,608
		700,417	-	43,829	729,627	-	60,099
CEMAR	Equity	653,419	-	-	554,817	-	-
	Dividends receivables	-	-	-	20,754	-	-
	Loans and financing	275,939	-	-	308,989	-	-
	Equity results	-	-	121,778	-	-	112,288
	Income from interest, commissions, and fees	-	-	28,387	-	-	18,635
		929,358	-	150,165	884,560	-	130,923
Lajeado Energia	Equity	219,173	-	-	206,282	-	-
	Dividends receivables	86,589	-	-	94,810	-	-
	Equity results	-	-	37,014	-	-	13,630
		305,762	-	37,014	301,092	-	13,630
CEB Lajeado	Equity	80,353	-	-	71,723	-	-
	Dividends receivables	13,980	-	-	14,606	-	-
	Equity results	-	-	17,586	-	-	7,419
		94,333	-	17,586	86,329	-	7,419

CONSOLIDATED
12/31/2015	12/31/2014

	NATURE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT
Paulista Lajeado	Equity	23,507	-	-	18,119	-	-
	Dividends receivables	3,077	-	-	2,765	-	-
	Equity results	-	-	4,463	-	-	(3,096)
		26,584	-	4,463	20,884	-	(3,096)
CEEE-D	Equity	-	-	-	7,476	-	-
	Loans and financing	28,520	-	-	31,258	-	-
	Equity results	-	-	-	-	-	(145,118)
	Income from interest, commissions, and fees	-	-	2,673	-	-	2,895
		28,520	-	2,673	38,734	-	(142,223)
CHC Amé	Equity	98,514	-	-	79,081	-	-
	Equity results	-	-	(13,753)	-	-	(5,517)
		98,514	-	(13,753)	79,081	-	(5,517)
EÓLICA MANGUE SECO	Equity	16,889	-	-	16,726	-	-
	Equity results	-	-	1	63-	-	(332)
		16,889	-	163	16,726	-	(332)
ROUAR	Equity	111,775	-	-	70,044	-	-
	Equity results	-	-	7,529	-	-	7,240
		111,775	-	7,529	70,044	-	7,240
Companhia CELG de Participações C ELG-PAR	Other liabilities - Loans	-	117,080	-	-	109,537	-
	Financial costs	-	-	7,543	-	-	-
		-	117,080	7,543	-	109,537	-
CELG Geração e Transmissão – CELG GT	Suppliers	-	1,779	-	-	1,082	-
	Other liabilities	-	50,355	-	-	-	-
	Power grid usage fees	-	-	13,493	-	-	2,577
	Actuarial costs	-	-	484	-	-	-
	Financial costs	-	-	129	-	-	-
		-	52,134	14,106	-	1,082	2,577
FOZ DO CHAPECÓ	Clients	434	-	-	458	-	-
	Accounts receivables	-	-	134	-	-	137
	Income from the use of power grid	-	-	4,672	-	-	4,257
		434	-	4,806	458	-	4,394
TIJOA PARTICIPAÇÕES E INVESTIMENTOS SA	Clients	352	-	-	362	-	-
	Furtherance for future capital increase	-	-	-	649	-	-
	Permanent equity	5,666	-	-	167	-	-
	Equity income (expenses)	-	-	7,345	-	-	167
	Income from the use of power grid	-	-	3,739	-	-	825
		6,018	-	11,084	1,178	-	992
CSE CENTRO DE SOLUÇÕES ESTRATÉGICAS SA	Furtherance for future capital increase	-	-	-	1,996	-	-
	Permanent equity	1,147	-	-	(299)	-	-
	Accounts receivables	-	-	167	-	-	-
	Equity income (expenses)	-	-	(1,049)	-	-	(299)
		1,147	-	(882)	1,697	-	(299)
EMPRESA DE ENERGIA SÃO MANOEL SA	Permanent equity	55,409	-	-	(594)	-	-
	Other income	-	-	-	-	-	1,029
	Equity income (expenses)	-	-	(1,759)	-	-	(594)
	Other expenses	-	-	(47,905)	-	-	-
		55,409	-	(49,664)	(594)	-	435
ENERGIA OLIMPICA SA	Permanent equity	2,487	-	-	(213)	-	-
	Equity income (expenses)	-	-	2,700	-	-	(213)
	Other income	-	-	1	-	-	-
	Other expenses	-	-	-	-	-	(1)
		2,487	-	2,701	(213)	-	(214)
CIA HIDREL TELES PIRES	Clients	1,954	-	-	-	-	-
	Accounts payable	-	2,218	-	-	-	-
	Accounts receivables	-	-	3,253	-	-	5,759
	Other income	-	-	-	-	-	2,093
	Income from the use of power grid	-	-	9,926	-	-	-
	Power purchase	-	-	(18,614)	-	-	-
		1,954	2,218	(5,435)	-	-	7,852
PARAISO	Furtherance for future capital increase	4,000	-	-	-	-	-
	Equity income (expenses)	-	-	(70)	-	-	-
		4,000	-	(70)	-	-	-
VAMCRUZ PARTICIPAÇÕES SA	Accounts receivables	-	-	-	-	-	-
	Dividends	523	-	-	-	-	-
	Permanent equity	73,368	-	-	72,993	-	-
	Furtherance for future capital increase	66,892	-	-	-	-	-
	Equity income (expenses)	-	-	506	-	-	(42)
		140,783	-	506	72,993	-	(42)
Rei dos Ventos II Geradora de Energia SA	Accounts receivables	75	-	-	61	-	-
	Permanent equity	39,868	-	-	21,356	-	-
	Equity results	-	-	(1,406)	-	-	-
	Income from the use of power grid	-	-	622	-	-	570
	Equity income	-	-	(1,422)	-	-	1,801
		39,943	-	(2,206)	21,417	-	2,371

CONSOLIDATED
12/31/2015	12/31/2014

	NATURE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT
CHAPADA DO PIAUÍ I SA	Permanent equity	109,497	-	-	119,057	-	-
	Furtherance for future capital increase	14,040	-	-	-	-	-
	Equity income (expenses)	-	-	(9,560)	-	-	(1)
		123,537	-	(9,560)	119,057	-	(1)
Chapada do Piauí II Holding SA	Permanent equity	142,187	-	-	108,022	-	-
	Equity income (expenses)	-	-	(2,358)	-	-	-
		142,187	-	(2,358)	108,022	-	-
Eólica Serra das Vacas Holding SA	Permanent equity	97,374	-	-	57,877	-	-
	Furtherance for future capital increase	25,005	-	-	-	-	-
	Equity income (expenses)	-	-	(592)	-	-	(486)
		122,379	-	(592)	57,877	-	(486)

16.1	– Information concerning related parties transactions

Related Party	Transaction Date	Amount (Reais)	Existing balance	Amount (Reais)	Duration	Loan or any other type of debt	Interest rate
Itaipu Binacional	12/31/2015	R$ 14,762,272,540.57	R$ 14,762,272,540.57	R$ 14,762,272,540.57	February 2023	Yes	7.500000
Relationship with company				Subsidiary (50%)
Object of contract				Debt restructure to be used as investment at Usina de Itaipu.
Guarantee and insurance				Guaranty provided by the Federal Government
Termination				Not applicable
Nature and reason for the operation				Financing.
Creditor debtor				Creditor

Related Party	Transaction Date	Amount (Reais)	Existing balance	Amount (Reais)	Duration	Loan or any other type of debt	Interest rate
Eletronorte	12/31/2015	R$ 1,284,112,684.78	R$ 1,284,112,684.78	R$ 1,284,112,684.78	240 months	Yes	6.000000
Relationship with company				Subsidiary.
Object of contract				Debt restructure.
Guarantee and insurance				Subsidiary Income
Termination				Not applicable
Nature and reason for the operation				Financing.
Creditor debtor				Creditor

Related Party	Transaction Date	Amount (Reais)	Existing balance	Amount (Reais)	Duration	Loan or any other type of debt	Interest rate
National Treasure	12/31/2015	R$ 28,559,706,489.80	No balance because this is financial flow	R$ 28,559,706,489.80	By February 2023	No	0.000000
Relationship with company				Control.
Object of contract				Credit granting held by Eletrobras at Itaipu Binacional by the National Treasure
Guarantee and insurance				Guaranty provided by the Federal Government
Termination				Not applicable
Nature and reason for the operation				-
Creditor debtor				Debtor

Related Party	Transaction Date	Amount (Reais)	Existing balance	Amount (Reais)	Duration	Loan or any other type of debt	Interest rate
CGTEE	12/31/2015	R$ 611,270,866.66	R$ 611,270,866.66	R$ 611,270,866.66	By December 2021	Yes	1.8152%
Relationship with company				Subsidiary.
Object of contract				Financing for investments at Usina de Candiota.
Guarantee and insurance				Subsidiary income
Termination				Not applicable
Nature and reason for the operation				Financing.
Creditor debtor				Creditor

16.3 Identification of measures taken to address conflicts of interest and demonstration of the commutative conditions of the conditions agreed or the adequate compensation payment

The Executive Board of Eletrobras approved, through RES-836/2014 dated December 22, 2014, a Policy for Transactions with Related Parties, applicable to all Eletrobras’ companies with the purpose to guide the treatment of related party transactions in Eletrobras and the report of information thereon as required to applicable capital markets legislation in Brazil and abroad.

Management and shareholders must comply with the best practices of corporate governance in case of Transactions with Related Parties (TPR) and, by doing so, safeguard the interests of the Company, complying with equity principles.

The transactions conducted by Eletrobras with related parties are entered observing market conditions and are conducted in compliance with applicable law, especially section 245 of the Brazilian Corporate Law and the conduct and ethic policies of Eletrobras, which prohibit situations on which personal interests are in conflict with the interests of Eletrobras.

The transactions conducted by Eletrobras follow strictly commutative conditions, as they are carried out in compliance with contracting parameters established by ANEEL, aimed to ensure reasonable rates, to stimulate the expansion of the offer of electricity, to ensure the efficient electricity purchasing and to set forth protection mechanisms for electricity consumers. Furthermore, the transactions conducted by Eletrobras are subject to approval of such authority.

Eletrobras adopts corporate governance practices and those practices recommended and/or required by law. In addition, the approval of related party transactions is also subject to the approval of the Company’s decision making instances. If there is a possibility of conflicts of interests between the matters submitted for approval and any member of the managing instances of Eletrobras, such member shall register the potential conflict in the minutes of the relevant meeting and abstain from voting, and the remaining members with no potential conflict will make the decision on the matter. In addition, in accordance with Brazilian Corporate Law, any shareholder or member of the Board of Directors is prohibited to vote on a resolution concerning matters posing a conflict of interest with Eletrobras’ interests.

In order to make sure the conditions of its transactions are commutative, Eletrobras discloses information about the intended transaction to investors and other relevant parties prior to execution.

16.4 Other relevant information

All relevant information for this item have been provided above.

17.1 Information about the capital stock

Date of authorization or approval	Capital Value (Reais)	Payment Deadline	Number of common shares (Units)	Number of preferred shares (Units)	Total number of shares (Units)
Capital Type	Issued Capital
01/11/2011	31,305,331,463.74	Not applicable.	1,087,050,297	265,583,803	1,352,634,100
Capital by class of shares		Other securities convertible into shares
Preferred share class	Number of shares (Units)	Security	Conditions for conversion
Class A Preferred Shares	146,920
Class B Preferred Shares	265,436,883
Capital Type	Subscribed Capital
01/11/2011	31,305,331,463.74	Not applicable.	1,087,050,297	265,583,803	1,352,634,100
Capital by class of shares		Other securities convertible into shares
Preferred shares class	Number of shares (Units)	Security	Conditions for conversion
Class A Preferred Shares	146.920
Class B Preferred Shares	265,436,883
Capital Type	Paid-up Capital
01/11/2011	31,305,331,463.74		1,087,050,297	265,583,803	1,352,634,100
Capital by class of shares		Other securities convertible into shares
Preferred shares class	Number of shares (Units)	Securities	Conditions for conversion
Class A Preferred Shares	146,920
Class B Preferred Shares	265,436,883

17.2 Increases of the Capital Stock

Justification for not completing the chart:

Eletrobras did not approve any increases in its capital stock in the last three fiscal years nor in the current fiscal year.

17.3 Information about share splits, reverse split and stock dividend

Justification for not completing the chart:

Eletrobras did not approve any share splits, reverse split or stock dividend in the last three fiscal years nor in the current fiscal year.

17.4 Information about capital stock decreases

Justification for not completing the chart:

The Company did not approve any decrease to its capital stock in the last fiscal years nor in the current fiscal year.

17.5 Other material information

All material information was disclosed in the other sections of this item 17.

18.1 Rights of shares

Type of shares or Share Depositary Receipt	Common
Tag along	80.000000
Right to dividends

The By-laws determines that the Company must pay at least 25% of the adjusted net income for the latest fiscal year, as dividends to shareholders. Dividends are declared by the Shareholders Meeting which occurs annually, until April 30, according to Law 6,404/76.

Voting right	Full right
Convertibility	No
Right to capital reimbursement	Yes
Description of the characteristics of capital reimbursement

Any of the Company’s shareholders who vote against certain resolutions approved at the general meeting may withdraw from the Company, upon reimbursement of the equity value of their shares.

According to Law no. 6,404/76, the withdrawal right may be exercised in the following circumstances, among others: (i) Company’s spin-off, (ii) reduction of the company’s minimum mandatory dividend, (iii) change of the Company’s purpose, (iv) merger of the Company with/into another company, (v) Company’s participation in a group of companies.

Restrictions to circulation	No
Conditions to change the rights provided by such securities

According to Law 6,404/76, neither the bylaws nor the

shareholders’ meeting may deprive a shareholder from: (i) participating in company profits, (ii) participating in the assets of the company in case of liquidation, (iii) monitoring, as provided in Law, the management of corporate business, (iv) his preemptive rights in subscription of shares, participation certificates convertible into shares, convertible debentures and subscription bonds, pursuant the provisions of Articles 171 and 172 and (v) to withdraw from the company in the cases provided by law.

Redemption of Shares

Article 14 of Eletrobras’ Bylaws provides that the shares may be redeemed upon a resolution of Shareholders, but no approval of Shareholders is needed in relation to the types and classes of shares at stake. Except for the provision mentioned above, no other Eletrobras share redemption case is established beyond those provided for by law

Redemption value calculation

As provided in the Bylaws of Eletrobras, the General Meeting of shareholders which decides on any redemption of shares shall, subject to the terms of Article 44 of Law 6.404/76, define the procedures applicable to calculate the redemption value of Eletrobras shares.

Other material characteristics	There isn’t.

Type of shares or Share Depositary Receipt	Preferred
Class of preferred share	Preferred class “A”
Tag along	0.0000000
Right to dividends

Class “A” preferred shares, subscribed until June 23, 1969, and bonus shares distributed to shareholders, are entitled to priority on the distribution of dividends, at 8% each year over the capital linked to those shares, equally divided among them.

Preferred shares will participate, under the same equal to the lesser of the dividends paid to class “A” and class “B” conditions of common shares, in the distribution of dividends, after the minimum distribution of dividends for the common shares is paid, equal to the lesser of the dividends paid to class “A” and class “B” preferred shares.

Voting right	No right
Convertibility	No
Right to capital reimbursement	Yes
Description of the characteristics of capital reimbursement

According to the By-laws in effect, preferred shares are entitled to priority in the reimbursement of capital. Any of the Company’s shareholders that dissents from certain resolutions passed in Shareholders Meetings may withdraw from the Company, upon reimbursement of the value of their shares, based on the book value.

According to Law 6,404/76, withdrawal rights may be exercised in the following circumstances, among others: (i) Company’s spin- off; (ii) reduction of the minimum mandatory dividend; (iii) change of the Company’s corporate purpose; (iv) merger of the Company into another; (v) If the company becomes a party to a group of companies;

Restrictions to circulation	No
Conditions to change the rights provided by such securities

According to Law 6,404/76, (i) the creation of preferred shares or the increase of existing classes of preferred shares, holding no proportion with the other classes of preferred shares, except if already provided for authorized by the By-laws, and (ii) changes to the preferences, redemption or amortizations of one or more classes of preferred shares, or the creation of a new, more favored class, should be approved in the Special Shareholders Meeting by the holders of common shares representing at least 50% of the voting capital stock, and it will only be effective after approval or ratification, within one year, in a Special Shareholders Meeting, by the holders of more than 50% of each class of the impaired preferred shares.

Redemption of Shares

Article 14 of Eletrobras’ Bylaws provides that the shares may be redeemed upon a resolution of Shareholders, but no approval of Shareholders is needed in relation to the types and classes of shares at stake. Except for the provision mentioned above, no other Eletrobras share redemption case is established beyond those provided for by law

Redemption value calculation

As provided in the Bylaws of Eletrobras, the General Meeting of shareholders which decides on any redemption of shares shall, subject to the terms of Article 44 of Law 6.404/76, define the procedures applicable to calculate the redemption value of Eletrobras shares.

Other material characteristics	There isn’t.

Type of shares or Share Depositary Receipt	Preferred
Class of preferred share	Preferred class “B”
Tag along	0.0000000
Right to dividends

Class “B” preferred shares, subscribed after June 23, 1969, are entitled to priority on the distribution of dividends, at 6% each year over the capital linked to those shares, to equally divided among them.

Preferred shares will participate, under the same conditions of common shares, in the distribution of dividends, after the minimum distribution of dividends for the common shares is paid, equal to the lesser of the dividends paid to class “A” and class “B” preferred shares.

Voting right	No rights.
Convertibility	No
Right to capital reimbursement	Yes
Description of the characteristics of capital reimbursement

According to the By-laws in effect, preferred shares are entitled to priority in the reimbursement of capital. Any of the Company’s shareholders that dissents from certain resolutions passed in Shareholders Meetings may withdraw from the Company, upon reimbursement of the value of their shares, based on the book value.

According to Law 6,404/76, withdrawal rights may be exercised in the following circumstances, among others: (i) Company’s spin- off; (ii) reduction of the minimum mandatory dividend; (iii) change of the Company’s corporate purpose; (iv) merger of the Company into another; (v) If the company becomes a party to a group of companies;

Restrictions to circulation	No
Conditions to change the rights provided by such securities

According to Law 6,404/76, (i) the creation of preferred shares or the increase of existing classes of preferred shares, holding no proportion with the other classes of preferred shares, except if already provided for authorized by the By-laws, and (ii) changes to the preferences, redemption or amortizations of one or more classes of preferred shares, or the creation of a new, more favored class, should be approved in the Special Shareholders Meeting by the holders of common shares representing at least 50% of the voting capital stock, and it will only be effective after approval or ratification, within one year, in a Special Shareholders Meeting, by the holders of more than 50% of each class of the impaired preferred shares.

Redemption of Shares

Article 14 of Eletrobras’ Bylaws provides that the shares may be redeemed upon a resolution of Shareholders, but no approval of Shareholders is needed in relation to the types and classes of shares at stake. Except for the provision mentioned above, no other Eletrobras share redemption case is established beyond those provided for by law

Redemption value calculation

As provided in the Bylaws of Eletrobras, the General Meeting of shareholders which decides on any redemption of shares shall, subject to the terms of Article 44 of Law 6.404/76, define the procedures applicable to calculate the redemption value of Eletrobras shares.

Other material characteristics	There isn’t.

18.2 Description of any By-laws provisions limiting voting rights of significant shareholders or that requiring them to conduct a public offering

As set-out in item 18.1 above, the Company’s preferred shares have no voting rights. Pursuant to the By-laws in effect, there are no other provisions limiting voting rights of significant shareholders or requiring them to conduct a public offering.

18.3 Exceptions and clauses suspending ownership or political rights provided for in the By-laws

There are no exceptions and/or clauses suspending ownership or political rights provided for in the Company’s By-laws.

18.4 Trading volume and highest and lowest prices of traded securities

Fiscal year 12/31/2015
Quarter	Security	Type	Class	Market	Market’s managing entity	Trading volume (Reais)	Daily Average	Highest price (Reais)	Lowest price (Reais)	Quoting unit
12/31/2015	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	648,834,197.00	5.66	6.34	4.97	R$ per unit
09/30/2015	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	469,295,023.00	5.37	6.17	4.72	R$ per unit
06/30/2015	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,333,167,546.00	6.76	8.66	5.88	R$ per unit
03/31/2015	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	556,221,920.00	5.32	6.04	4.90	R$ per unit
12/31/2015	Shares	Preferred	PNB	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	943,873,272.00	10.23	11.17	8.60	R$ per unit
09/30/2015	Shares	Preferred	PNB	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	726,600,838.00	8.27	9.10	6.91	R$ per unit
06/30/2015	Shares	Preferred	PNB	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	955,786,495.00	8.98	10.60	7.29	R$ per unit
03/31/2015	Shares	Preferred	PNB	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	802,859,255.00	6.86	8.40	5.85	R$ per unit

Fiscal year 12/31/2014
Quarter	Security	Type	Class	Market	Market’s managing entity	Trading volume (Reais)	Daily Average	Highest price (Reais)	Lowest price (Reais)	Quoting unit
12/31/2014	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,156,040,286	R$ 6.01	6.60	4.57	R$ per unit
09/30/2014	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,100,322,399	R$ 6.97	7.98	6.39	R$ per unit
06/30/2014	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,047,644,905	R$ 7.11	8.60	6.15	R$ per unit
03/31/2014	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	832,908,290	R$ 5.29	7.16	5.15	R$ per unit
12/31/2014	Shares	Preferred	PNB	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,006,938,102	R$ 8.39	10.66	6.25	R$ per unit
09/30/2014	Shares	Preferred	PNB	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,060,346,326	R$ 11.09	12.53	10.10	R$ per unit
06/30/2014	Shares	Preferred	PNB	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,145,931,251	R$ 10.78	12.64	9.55	R$ per unit
03/31/2014	Shares	Preferred	PNB	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,113,230,171	R$ 9.38	10.88	8.50	R$ per unit

Fiscal year 12/31/2013
Quarter	Security	Type	Class	Market	Market’s managing entity	Trading volume (Reais)		Highest price (Reais)	Lowest price (Reais)	Quoting unit
12/31/2013	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	919,243,780	6.38	7.55	5.69	R$ per unit
09/30/2013	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	886,916,840	5.15	6.34	4.41	R$ per unit
06/30/2013	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	917,094,972	5.39	6.95	4.54	R$ per unit
03/31/2013	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	983,106,570	6.84	8.10	6.13	R$ per unit
12/31/2013	Shares	Preferred	PNB	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,420,782,117	10.80	13.70	9.69	R$ per unit
09/30/2013	Shares	Preferred	PNB	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,608,872,747	9.29	12.75	8.03	R$ per unit
06/30/2013	Shares	Preferred	PNB	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,131,840,166	9.80	10.47	8.11	R$ per unit
03/31/2013	Shares	Preferred	PNB	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,046,637,291	11.86	12.00	9.88	R$ per unit

18.5 Description of other securities issued in Brazil and that have not been sold of redeemed

Eletrobras does not have securities issued in Brazil other than shares issued by the Company.

18.6 Brazilian securities markets in which securities are admitted to trading

The Company’s common shares are traded on BM&FBOVESPA under the code “ELET3” and the preferred shares class “B” and class “A” are traded on BM&FBOVESPA under the codes “ELET6” e “ELET5”, respectively.

18.7 Information concerning classes and types of securities admitted to trading in foreign markets

ADS Program - (NYSE)

The Company currently sponsors two American Depositary Shares’ level 2 programs related to its common shares and to its class “B” preferred shares.

The ADS are traded in the United States, at NYSE, managed by the NYSE. The ADS were admitted to trading on October 31, 2008, and were listed on NYSE on the same day.

In the fiscal year ended December 31, 2015, the trading volume of the Company’s common shares under the form of ADS in the USA summed 176.2 million shares, equal to 25.9% of the total trading volume of the Company’s common shares. In the fiscal year ended on December 31, 2014, the trading volume of the Company’s common shares through ADS in the U.S. reached 273.4 million shares, corresponding to 29.50% of the total trading volume of the Company’s common shares. In the fiscal year ended December 31, 2013, the trading volume of the Company’s common shares under the form of ADS in 291.2 million shares, equal to 31.60% of the total trading volume of the Company’s common shares.

In the fiscal year ended on December 31, 2015, the trading volume of the Company’s Class B preferred shares through ADS in the U.S. reached 40.4 million shares, corresponding to 9.1% of the total trading volume of the Company’s preferred shares. In the fiscal year ended December 31, 2014, the trading volume of the Company’s class “B” preferred shares under the form of ADS the United States totaled 50.3 million of shares, corresponding to 10.3% of the total trading volume of the Company’s preferred shares. In the fiscal year ended December 31, 2013, the trading volume of the Company’s class “B” preferred shares under the form of ADS the United States totaled 59.3 million of shares, corresponding to 10.5% of the total trading volume of the Company’s preferred shares.

On December 31, 2015, the ADS representing common shares reached 81,371,686. Whereas each ADS representing common shares corresponds to 1 (one) common share such ADS represented 7.5% of all common shares issued by the Company. On December 31, 2014, there were 84,939,965 ADS representing underlying common shares. Considering each ADS corresponds to 1 (one) underlying common share, such ADS represented 7.8% of the total common shares issued by the Company. On December 31, 2013, there were 65,800,425 ADS representing underlying common shares. Considering each ADS corresponds to 1 (one) underlying common share, such ADS represented 6.2% of the total common shares issued by the Company.

On December 31, 2015, ADS representing underlying class “B” preferred shares.

reached 21,262,873. Whereas each ADRs representing underlying class “B” preferred shares corresponds to 1 (one) underlying class “B” preferred share, such ADS represented .08% of the total class “B” preferred shares issued by the Company. On December 31, 2014, the ADS representing Class B preferred shares reached 26,119,582. Whereas each ADS representing Class B preferred shares corresponds to 1 (one) Class B preferred share such ADS represented 9.8% of all Class B preferred shares issued by the Company. On December 31, 2013, there were 21,072,812 ADS representing underlying class “B” preferred shares. Considering each ADS corresponds to 1 (one) underlying class “B” preferred share, such ADS represented 7.9% of the total class “B” preferred shares issued by the Company.

On July 23, 2012 we presented a Notice to the Market informing the change of the custodian institution of the ADR’s underlying common shares and class “B” preferred shares, which is currently Banco Santander S.A.. The depositary institution continues to be J.P. Morgan Chase Bank, No.A.

Latibex – Madrid Stock Exchange

The Company’s shares are listed at the Latin-American Companies Stock Exchanges - Latibex, managed by the Madrid Stock Exchange, Spain, where they are traded in Euros. The Company’s common and class B preferred shares were admitted to trading at Latibex on April 18, 2000, and the shares were listed on the same day, under the codes “Xelto” and “Xelb”, respectively.

On the fiscal year ended December 31, 2015, the Xelto’s trading volume on Latibex amounted 4,115 thousand, corresponding to 0.6% of the total trading volume of the Company’s common shares. On the fiscal year ended December 31, 2015, the Xeltb’s trading volume amounted 2,095 thousand, corresponding to 0.5% of the total trading volume of the Company’s preferred shares.

On the fiscal year ended December 31, 2014, the Xelto’s trading volume on Latibex amounted 6,388 thousand, corresponding to 0.70% of the total trading volume of the Company’s common shares. On the fiscal year ended December 31, 2014, the Xeltb’s trading volume amounted 1,678 thousand, corresponding to 0.10% of the total trading volume of the Company’s preferred shares.

On the fiscal year ended December 31, 2013, the Xelto’s trading volume on Latibex totaled 3,350 thousand, equal to 0.40% of the total trading volume of the Company’s common shares. On the fiscal year ended December 31, 2013, the Xelb’s trading volume totalized 1,249 thousand, equal to 0.20% of the total trading volume of the Company’s preferred shares.

There is neither a custodian nor a depositary of the Company’s shares on Latibex.

18.8 Description of securities issued abroad

Security	The 2021 Notes are debt securities issued and placed to qualified investors.
Issuance date	10/27/2011
Maturity date	10/27/2021
Quantity (Units)	8,750
Total value (Reais)	2,973,250,000.00
Outstanding balance on 12/31/2015	R$ 6,904,344,000.00

Restrictions to circulation	Yes.
Restrictions’ description	The Company’s 2021 Notes may only be transferred in accordance with rule 144A under the U.S. Securities Act of 1933.
Convertibility	No.
Possibility of redemption	Yes.
Hypothesis and calculation of redemption value

The Company’s 2021 Notes may be redeemed in case the Company becomes inevitably subject to payment of additional amounts higher than those the Company would normally be subject if the payments owed by it were subject to a 15% rate of deduction or income tax withholding. In such cases, the Company may redeem the totality, and nothing but the totality, of the Notes 2021 at a price corresponding to 100% of the principal amount, together with the accrued interest until the date of redemption, after irrevocable notice of redemption, with the minimum of 30 and the maximum of 60 days of advance.

Security characteristics	The Company’s 2021 Notes bear interest corresponding to 5,750% per year, calculated since October 27, 2011, and paid semiannually on April 27 and October 27 of each year, starting on April 27, 2012.
Conditions to change the rights provided by such securities

Apart from other matters set forth in the Company’s 2021 Notes, the rights of the holders of the 2021 Notes may be changed by the Company and by the Trustee, without the holder’s previous consent, whenever such changes are merely formal, technical or irrelevant, or when the change is performed to correct a manifest error, or in the case of a particular change not provided for in the indenture and, in the opinion of the Trustee, does not change substantially the rights of the holders of the Company’s 2021 Notes.

In addition, it is generally necessary to obtain the consent of the holders of the Company’s 2021 Notes to reduce the nominal value of the debt securities or to change the maturity date, reduce the interest rate, reduce the amount to be paid in case of redemption, change the payment currency of the 2021 Notes, grant to a specific holder the possibility to receive interest or principal in a date different from the one established on the 2021 Notes, change of the required quorum to the approval of changes, modification in the order of preference of the debt securities, among others.

Other material characteristics	-

Security	The 2019 Notes are debt securities issued and placed to qualified investors.
Issuance date	07/30/2009
Maturity date	07/30/2019
Quantity (Units)	10,000
Total value (Reais)	1,837,000,000.00
Outstanding balance on 12/31/2015	R$ 4,019,639,000.00

Restrictions to circulation	Yes.
Restrictions’ description	The Company’s 2019 Notes may only be transferred in accordance with rule 144A under the U.S. Securities Act of 1933.
Convertibility	No.
Possibility of redemption	Yes.
Hypothesis and calculation of redemption value

The Company’s 2019 Notes may be redeemed: (i) in the case of changes in the Brazilian tax legislation; (ii) in case the Company becomes inevitably subject to payment of additional amounts higher than those the Company would normally be subject if the payments owed by it were subject to a 15% rate of deduction or income tax withholding. In such cases, the Company may redeem the totality, and nothing but the totality, of the Notes 2019 at a price corresponding to 100% of the principal amount, together with the accrued interest until the date of redemption, after irrevocable notice of redemption, with the minimum of 30 and the maximum of 60 days of advance.

The Company, or any of its subsidiaries, may repurchase the 2019 Notes in the securities market at any time and for any price.

Security characteristics	The Company’s 2019 Notes bear interest corresponding 6.875% per year, calculated since July 30, 2009, and paid semiannually on January 30 and July 30 of each year, starting on January 30, 2010.

Conditions to change the rights provided by such securities

Apart from other matters set forth in the Company’s 2019 Notes, the rights of the holders of the 2019 Notes may be changed by the Company and by the Trustee, without the holder’s previous consent, whenever such changes are merely formal, technical or irrelevant, or when the change is performed to correct a manifest error, or in the case of a particular change not provided for in the indenture and, in the opinion of the Trustee, does not change substantially the rights of the holders of the Company’s 2019 Notes.

In addition, it is generally necessary to obtain the consent of the holders of the Company’s 2019 Notes to reduce the nominal value of the debt securities or to change the maturity date, reduce the interest rate, reduce the amount to be paid in case of redemption, change the payment currency of the 2019 Notes, grant to a specific holder the possibility to receive interest or principal in a date different from the one established on the 2019 Notes, change of the required quorum to the approval of changes, modification in the order of preference of the debt securities, among others.

Other material characteristics	–

18.9 Public offerings of securities by the Company or third parties, including controlling shareholders, associated companies or subsidiaries, regarding securities issued by the Company.

There were no public offerings of securities by Eletrobras or third parties regarding securities issued by the Company, in the last 3 fiscal years or in the current fiscal year.

18.10 If the Company has made any public offer of securities, indicate: a) how the funds arising from the public offer have been used; b) if there were relevant deviations between effective application of funds and the proposed applications disclosed in the prospects of the public offering, and c) if there were deviations, reasons for such.

There were no public offerings of securities by Eletrobras or third parties regarding securities issued by the Company, in the last 3 fiscal years or in the current fiscal year.

18.11 Description of public tender offers performed by the issuer for shares issued by third parties

In the last 3 fiscal years and in the current fiscal year, the Company did not perform any tender offer aiming the acquisition of shares issued by third parties.

18.12 Other material information

Regarding item 18.4 of this Reference Form, Eletrobras clarifies that the quantity of its class “A” preferred shares is irrelevant and have no material trading volume. In addition, the tables below contain information regarding the American Depositary Shares traded at the NYSE and the shares traded at Latibex:

American Depositary Shares traded at the NYSE

Fiscal year	12/31/2015
Quarter	Security	Type	Class	Market	Market’s managing entity	Trading volume (ADS)	Daily average	Highest price (US$)	Lowest price (US$)	Quoting unit
12/31/2015	ADS	Common		Stock exchange	New York Stock Exchange (NYSE)	32,099,550	1.41	1.62	1.23	US$ per unit
09/30/2015	ADS	Common		Stock exchange	New York Stock Exchange (NYSE)	35,236,811	1.50	1.93	1.17	US$ per unit
06/30/2015	ADS	Common		Stock exchange	New York Stock Exchange (NYSE)	65,417,278	2.19	2.82	1.86	US$ per unit
03/31/2015	ADS	Common		Stock exchange	New York Stock Exchange (NYSE)	43,439,042	1.88	2.17	1.54	US$ per unit
12/31/2015	ADS	Preferred		Stock exchange	New York Stock Exchange (NYSE)	9,914,018	2.62	2.99	2.18	US$ per unit
09/30/2015	ADS	Preferred		Stock exchange	New York Stock Exchange (NYSE)	6,761,184	2.32	2.85	1.94	US$ per unit
06/30/2015	ADS	Preferred		Stock exchange	New York Stock Exchange (NYSE)	13,060,571	2.88	3.39	2.28	US$ per unit
03/31/2015	ADS	Preferred		Stock exchange	New York Stock Exchange (NYSE)	10,685,979	2.39	3.09	1.96	US$ per unit

Fiscal year	12/31/2014
Quarter	Security	Type	Class	Market	Market’s managing entity	Trading volume (ADS)	Daily average	Highest price (US$)	Lowest price (US$)	Quoting unit
12/31/2014	ADS	Common		Stock exchange	New York Stock Exchange (NYSE)	69,700,826	2.37	3.02	1.86	US$ per unit
09/30/2014	ADS	Common		Stock exchange	New York Stock Exchange (NYSE)	48,846,049	3.08	3.76	2.70	US$ per unit
06/30/2014	ADS	Common		Stock exchange	New York Stock Exchange (NYSE)	75,676,975	3.21	3.56	2.91	US$ per unit
03/31/2014	ADS	Common		Stock exchange	New York Stock Exchange (NYSE)	79,183,410	2.27	2.84	1.98	US$ per unit
12/31/2014	ADS	Preferred		Stock exchange	New York Stock Exchange (NYSE)	14,396,032	3.32	4.48	2.33	US$ per unit
09/30/2014	ADS	Preferred		Stock exchange	New York Stock Exchange (NYSE)	6,937,952	4.90	5.65	4.16	US$ per unit
06/30/2014	ADS	Preferred		Stock exchange	New York Stock Exchange (NYSE)	12,081,960	4.86	5.61	4.28	US$ per unit
03/31/2014	ADS	Preferred		Stock exchange	New York Stock Exchange (NYSE)	16,931,480	4.03	4.70	3.64	US$ per unit

Fiscal year	12/31/2013
Quarter	Security	Type	Class	Market	Market’s managing entity	Trading volume (ADS)	Daily average	Highest price (US$)	Lowest price (US$)	Quoting unit
12/31/2013	ADS	Common		Stock exchange	New York Stock Exchange (NYSE)	70,384,218	2.82	3.45	2.40	US$ per unit
09/30/2013	ADS	Common		Stock exchange	New York Stock Exchange (NYSE)	66,147,951	2.27	2.89	1.92	US$ per unit
06/30/2013	ADS	Common		Stock exchange	New York Stock Exchange (NYSE)	84,555,074	2.60	3.46	2.02	US$ per unit
03/31/2013	ADS	Common		Stock exchange	New York Stock Exchange (NYSE)	70,080,231	3.40	3.93	3.07	US$ per unit
12/31/2013	ADS	Preferred		Stock exchange	New York Stock Exchange (NYSE)	8,059,074	4.82	5.65	4.26	US$ per unit
09/30/2013	ADS	Preferred		Stock exchange	New York Stock Exchange (NYSE)	12,072,908	4.15	4.82	3.59	US$ per unit
06/30/2013	ADS	Preferred		Stock exchange	New York Stock Exchange (NYSE)	21,878,275	4.71	6.25	3.70	US$ per unit
03/31/2013	ADS	Preferred		Stock exchange	New York Stock Exchange (NYSE)	17,316,256	5.88	6.60	4.70	US$ per unit

Shares traded on Latibex

Fiscal year 12/31/2015
Quarter	Security	Type	Class	Market	Market’s managing entity	Trading volume (€)	Daily Average	Highest price (€)	Lowest price (€)	Quoting unit
12/31/2015	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	1,898,022	1.34	1.57	1.14	€ per unit
09/30/2015	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	2,021,880	1.39	1.77	1.04	€ per unit
06/30/2015	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	1,384,896	2.00	2.58	1.70	€ per unit
03/31/2015	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	1,116,820	1.66	1.89	1.44	€ per unit
12/31/2015	Share	Preferred		Stock exchange	Latibex – Bolsa de Valores de Madri	1,157,227	2.43	2.83	1.97	€ per unit
09/30/2015	Share	Preferred		Stock exchange	Latibex – Bolsa de Valores de Madri	1,171,758	2.13	2.62	1.74	€ per unit
06/30/2015	Share	Preferred		Stock exchange	Latibex – Bolsa de Valores de Madri	1,183,200	2.66	3.11	2.21	€ per unit
03/31/2015	Share	Preferred		Stock exchange	Latibex – Bolsa de Valores de Madri	1,327,239	2.15	2.66	1.82	€ per unit

Fiscal year 12/31/2014
Quarter	Security	Type	Class	Market	Market’s managing entity	Trading volume (€)	Daily average	Highest price (€)	Lowest price (€)	Quoting unit
12/31/2014	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	1,238,289	1.90	2.36	1.50	€ per unit
09/30/2014	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	1,829,076	2.31	2.94	2.01	€ per unit
06/30/2014	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	1,814,024	2.33	2.59	2.05	€ per unit
03/31/2014	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	7,485,302	1.65	2.08	1.44	€ per unit
12/31/2014	Share	Preferred		Stock exchange	Latibex – Bolsa de Valores de Madri	1,220,199	2.67	3.53	1.84	€ per unit
09/30/2014	Share	Preferred		Stock exchange	Latibex – Bolsa de Valores de Madri	1,509,125	3.69	4.34	3.27	€ per unit
06/30/2014	Share	Preferred		Stock exchange	Latibex – Bolsa de Valores de Madri	1,446,061	3.54	4.12	3.16	€ per unit
03/31/2014	Share	Preferred		Stock exchange	Latibex – Bolsa de Valores de Madri	1,124,580	2.92	3.52	2.62	€ per unit

Fiscal year 12/31/2013
Quarter	Security	Type	Class	Market	Market’s managing entity	Trading volume (€)	Daily average	Highest price (€)	Lowest price (€)	Quoting unit
12/31/2013	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	2,617,687	2,07	2.50	1.78	€ per unit
09/30/2013	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	1,237,359	1,71	2.14	1.48	€ per unit
06/30/2013	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	1,798,803	2,01	2.66	1.52	€ per unit
03/31/2013	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	1,453,262	2,61	2.96	2.37	€ per unit
12/31/2013	Share	Preferred		Stock exchange	Latibex – Bolsa de Valores de Madri	1,146,526	3,52	4.04	3.14	€ per unit
09/30/2013	Share	Preferred		Stock exchange	Latibex – Bolsa de Valores de Madri	1,096,574	3,08	3.53	2.68	€ per unit
06/30/2013	Share	Preferred		Stock exchange	Latibex – Bolsa de Valores de Madri	1,065,727	3,63	4.81	2.81	€ per unit
03/31/2013	Share	Preferred		Stock exchange	Latibex – Bolsa de Valores de Madri	1,190,863	4,50	5.07	3.74	€ per unit

19.1 Information concerning issuer’s shares repurchase plans

Justification for not completing the chart:

Eletrobras did not approve any shares repurchase plans within the last three fiscal years and the current fiscal year. Nevertheless, the Company’s By-laws authorizes the Board of Directors to approve the purchase, by the Company, of its own shares, and such shares may be cancelled, held in treasury or subsequently sold.

19.2 Changes in securities held in treasury

Justification for not completing the chart:

There was no movement of treasury securities for the years ended December 31, 2013, 2014, and 2015.

19.3 Information regarding securities held in treasury on the closing date of the last fiscal year

Justification for not completing the chart:

On December 31, 2015, Eletrobras held no shares in treasury.

19.4 Other material information

There is no other material information in addition to the information disclosed in the aforementioned items.

20.1 Information concerning the securities negotiation policy

Date of approval	07/31/2002
Role and/or function

According to the Securities Negotiation Policy, the following individuals, in addition to the Company itself, are subject to its terms, (i) Company’s directors, officers, controlling shareholders and members of the Fiscal Council; (ii) Company’s employees and executives who have access to material information; (iii) those who have business, professional or trust relations with the Company, such as independent auditors and consultants, and, as a result of such relations, have access to material information and, (iv) any person that, by virtue of his role, function or position in the Holding Company, in the controlled companies or in the companies which the controlling interest is acquired by the Company, or any person that knows any material information about the Company (“Related Persons”). The Related Persons must enter into a contract agreeing to comply with the Securities Negotiation Policy.

Main aspects

The Manual for Disclosure and Use of Relevant Information and the Securities Negotiation Policy set parameters and limit for the negotiation of securities issued by the Company, among which (i) the negotiation restrictions set forth in CVM Instruction no. 358 of January 3rd, 2002, as amended (“CVM Instruction No 358”), of the Brazilian Securities Commission (“CVM”), and (ii) the internal Securities Negotiation Policy adopted by the Company (“Securities Negotiation Policy”).

The Securities Negotiation Policy aims to deter and punish related persons who use privileged information on their own benefit, while trading with securities issued by the Company, also setting forth the guidelines that will conduct, in an organized way, under the limits of law, the negotiation of such securities, in accordance with CVM Instruction no. 358 and the Company’s internal policies.

Such rules also seek to restrict insider trading practices (misuse of privileged information by individuals for their own benefit or for the benefit of third parties) and tipping (tips of privileged information to third parties, who use it on their own benefit), maintaining the transparency in the negotiations of securities issued by the Company.

The Related Persons must enter into a contract agreeing to comply with the Disclosure Policy and with the Securities Negotiation Policy, in line with CVM Instruction no. 358, articles 15, §1º, item I and 16, §1º. The Securities Negotiation Policy also complies with the rules of the “SEC” and New York Stock Exchange””.

The Securities Negotiation Policy defines as “Material Information” every decision of a controlling shareholder, deliberation of the Shareholders Meeting or of the managing instances, or any other fact or act which has political, administrative, technical, economical, financial or business nature, occurred or related to Company’s business, and not yet disclosed, which may affect the price of securities issued by the Company or related thereto, that may affect the decision of investors to buy, sell or keep the securities or decisions regarding the exercise of any rights deriving from the ownership of securities issued by the Company or related thereto; and as “Privileged Information”, the material information not yet disclosed to public investors, which are known to or may be accessed by the Company’s directors, officers, business contacts, employees or executives, because of their position, function or trust relations, and that should be treated as required by the Disclosure Policy, described in item 21 of this Reference Form, to comply with the principle of equal treatment of disclosure and also not to harm the Company’s interests.

Black-out periods and description of oversight procedures

On the following hypothesis, negotiation of securities issued by the Company and by Related Persons is forbidden until the Company discloses the Material Information to the market: (i) at all times there is a Material Information about the Company’s businesses that is known to the aforementioned persons; (ii) by the controlling shareholder and management during the course of acquisitions or disposal, by the Company, of its own shares or of shares issued by its controlled companies; (iii) if an option or mandate has been granted for the aforementioned purpose; (iv) whenever the Company intends to perform a merger, acquisition, total or partial spin- off, transformation or corporate reorganization. The Company and the Related Persons also cannot negotiate with securities issued by the Company during the period between the date of a resolution passed by the Company’s Board of Directors, registered on the minutes of the meeting, and the date the information is published in notices or otherwise to the Investors, whenever the approved matters concern the Company’s capital increase, distribution of dividends by the Company, payment of interest on shareholders’ equity by the Company, issuance bonus shares or other derivative thereto by the Company, reverse split and/or split of shares by the Company. In addition, the Company and Related Persons are also prohibited to trade with securities during the period of 15 days prior to the disclosure or publication of the quarterly and annual financial information, pursuant to the Company’s Securities Negotiation Policy and article 15, § 1º, item II, of CVM Instruction no. 358. Finally, as a way to oversee the faithful compliance with the rules applicable to the trading of its securities, the Company annually sends, to all of those who hold positions of trust, a formal request of information regarding the securities possessed and eventually traded by this employees, ensuring also that all of them have adhered to the Company’s Securities Negotiation Policy.

Locations where the policy may be consulted

For more information, see the Company’s Securities Negotiation Policy available at the Company website:

(http://www.eletrobras.com/elb/services/eletrobras/ContentManagementPlus/FileDownload.ThrSvc.asp?DocumentID={D9001363-9F73-4206-983B-97165017F8CB}&ServiceInstUID={BB206B46-8459-4913-8B30-3D05D1189D9B}&InterfaceInstUID={FAF0DAA8-1421-40D6-9369-BA88B8388736}&InterfaceUID={72215A93-CAA7-4232-A6A1-2550B7CBEE2F}&ChannelUID={62E50383-3D3F-4EB5-8F93-8FDD8C9F9022}&PageUID={B877EC49-A5C5-4EE5-9CFC-FD2E8508C83D}&BrowserType=IE&BrowserVersion=6) .

20.2 Other material information

There is no other information considered material by the Company.

21.1 Description of internal rules, regulations or procedures relating to disclosure of information

Pursuant to Brazilian Law and the rules of the Brazilian Securities Commission (“CVM”), especially Law no. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”), and the CVM Instruction no. 358, of January 3, 2002, as amended (“CVM Instruction no. 358”) and no. 480, of December 7, 2009, as amended (“CVM Instruction no. 480”) any publicly-held company must, as a general rule, submit to CVM and to the São Paulo Stock Exchange (“BM&FBOVESPA”) certain periodic information, such as quarterly financial information and the annual financial statements with the accompanying management report and the independent auditors report, as well as to file before the CVM and BM&FBOVESPA any existing shareholders agreement, notices regarding the Shareholders Meetings and copies of minutes and announcements relating to the disclosure of acts or material facts. On this matter, we must comply, as we already do, with the aforementioned rules and legislations.

The employees of Eletrobras must ensure the disclosure of periodic information regarding the financial situation of Eletrobras, as well as the disclosure of information considered material, are made fully and continuously, developed by the officers and directors responsible for this assignment, together with the investors relations department, and must also include information concerning the evolution of their shareholder position in Eletrobras’ capital share, as provided for effective regulations.

CVM Instruction no. 358 also establishes certain rules regarding the disclosure and use of information about material acts or facts, including, but not limited to, the disclosure of information regarding the trading and acquisition of securities issued by publicly held companies.

These rules:

(i)

define the concept of material act or fact that originates the disclosure obligation. The decisions made by the controlling shareholders, the resolutions passed by the Shareholders Meetings, resolutions passed by the management of the Company, or any other political, administrative, technical, financial or economic acts or facts related to the Company’s businesses that may influence the price of its shares and/or the investors’ decision to trade or keep such shares or their decisions concerning the exercise of any rights related thereto;

(ii)

exemplify acts or facts considered material, such as the execution of agreements providing for the transfer of control over the Company’s, the inclusion or exclusion of shareholders that maintain any agreement or business, administrative, financial or technical collaboration with the Company, as well as the occurrence of any corporate restructuring entered into by companies related to the publicly held company;

(iii)

require publicly held companies to disclose acts or facts considered material by CVM and BM&FBOVESPA, as well as considered material by the market, using one of the following communication channels (i) publication in newspapers generally used by the company; or (ii) use of a news platform in the internet that makes such announcements fully available in a free, publicly accessible page.

(iv)

require the acquirer of the control over of a publicly held company to disclose a material fact, revealing the acquirer’s intention about canceling the company’s registry as publicly held in the term of one year or not;

(v)

require officers, directors and members of the Fiscal Council (or the member of any other technical or advisory group) of a publicly held company to disclose to the CVM and BM&FBOVESPA the quantity, type and form of negotiation of shares issued by the company, its subsidiaries and its controlled companies, held by such persons, as well as by their spouses, partners or dependents, also informing any changes in their shareholding;

(vi)

require that, if any controlling shareholder, direct or indirect, or any shareholder that elect members of the board of directors of a publicly held company, increase or decrease his equity interest in such company more than 5,0%, this shareholder or entity must disclose the information related to the referred acquisition or disposal; and

(vii)	prohibit trading securities based on privileged information.

According to the applicable CVM regulation, before material act or fact related to the company is disclosed to the market, trading with shares issued by the company is not allowed to the following: (i) the company; (ii) its controlling shareholders, direct or indirect; (iii) its Executive Officers; (iv) its Directors; (v) members of any advisory groups with technical or advisory attributions; (vi) any person who is aware, by virtue of his role, function or position in the company or in controlling, controlled or associated companies, of any information regarding material acts or facts of the Company; (vii) any person who is aware of the material act or fact, knowing that this information was not disclosed to the market, especially those who have commercial, professional or trust relations with the company, such as independent auditors, investment advisers and others advisers, who must certify the information was disclosed, before trading with securities issued by the company; and (viii) officers and directors who leave management before the public disclosure of a transaction or a fact started during his term as a manager, to whom the prohibition is extended for six months after his removal.

The aforementioned prohibition also prevails whenever during the acquisition or disposal of shares issued by the company and also by controlling, controlled or associated companies or other companies which are under the same control, or if an option or mandate has been granted for this purpose, as well as if the company intends to execute a merger, total or partial spin-off, acquisition, transformation or corporate reorganization.

Trading with securities issued by the company by the aforementioned persons is also prohibited during the period of 15 days prior to the disclosure of quarterly financial information (ITR) and of the financial statements.

The Investor Relations’ Officer has the power to provide any material information or financial information about the Company to the public in general, as well as any confirmation, correction or clarification of such information to the CVM, the Stock Exchanges and the SEC, using, if necessary, the Investors Relations’ e-mail address. On the absence or incapacity of the Investor Relations’ Officer, the Chief Executive Officer of Eletrobras will be empowered to perform such actions.

Any meetings, with the Company’s external public, with investors or with selected public, in Brazil or abroad, concerning matters that may constitute material information, may only take place in the presence of the Company’s Directors and/or officers or of the managers of the Investor Relations’ department. On the absence or incapacity of the Investor Relations’ Officer, the content of the meeting that constitute material information shall be reported to such Officer, aiming that any material information is simultaneously disclosed to the market, in accordance with the Disclosure Policy.

In the event the CVM, SEC or Stock Exchanges request additional clarifications to the communication and to the disclosure of information considered material, or also in the event of an abnormal fluctuation of quoted value, price or trading volume of Eletrobras’ securities, the Investor Relations’ Officer shall inquire those persons, who have access to material information to verify if they are aware of any information that must be disclosed to the market.

Finally, the disclosure and communication of information considered material, including the information disseminated through the Internet, shall be objective and accurate, without emphasizing favorable facts or underestimating unfavorable facts, and it shall be written using accessible language to investors. Eletrobras shall assure that any facts are communicated properly.

Except for the Disclosure Policy, described on the item 21.2 of this Reference Form and other regulations described above, there are no other rules, regulations of internal procedures adopted by us to assure that information requiring disclosure will be obtained, processed and reported accurately and on a timely basis.

21.2 Description of the material act or fact disclosure policy and of procedures in relation to the maintenance of confidentiality regarding undisclosed material information

In order to establish disclosure and use of information practices, which are in accordance with CVM regulations and seek to control the use, by its employees, of information that may cause material impact on the price of its securities in the capital markets, Eletrobras developed a Disclosure Policy, which main features are described below.

According to Eletrobras’ Disclosure Policy, a “Material Information” is: (i) every decision of controlling shareholder; (ii) resolution of a Shareholders Meeting; (iii) resolution of the Company’s management; (iv) any other fact or act of a political, administrative, technical, business, economic or financial nature occurred or related to the Company’s businesses, and not yet disclosed to the Investors, that may significantly affect the price of securities issued by Eletrobras or related thereto, or may affect the investors’ decision of buying, selling or keeping the securities or may affect the investors’ decision of exercising any rights related to the ownership of securities issued by the Company or related thereto. Additionally, the Disclosure Policy applies to: (i) officers, directors, members of the board of auditors and members of other technical or advisory groups of Eletrobras; (ii) employees and executives of Eletrobras with access to Material Information; (iii) persons that maintain commercial, professional or trust relations with Eletrobras, such as independent auditors and consultants and, that, as a result of such relations, have access to Material Information; and (iv) any person who, by virtue of his function, role or position in the holding company or in the companies controlled by Eletrobras, are aware of any Material Information not yet disclosed to the market (“Related Person”).

Accordingly, the Disclosure Policy establishes the communication of Material Information to CVM, SEC and Stock Exchanges shall be made simultaneously and immediately, by means of written document that describes objectively, accurately and in details, in accessible language, the facts or/and acts occurred, indicating whenever possible the amount involved and other clarifications.

The disclosure of Material Information involving Eletrobras to investors shall be made by means of publications on major newspapers commonly used by the company. The Investor Relations’ Officer is responsible for such disclosure. Currently, Eletrobras uses the newspapers Correio Brasiliense/DF, O Globo/RJ, Valor Econômico/RJ and Diário Oficial da União/DF.

Eletrobras may decide, for each disclosure of Material Information to investors, to summarize it on the aforementioned newspapers, but in this case, the publications shall disclosure the Internet addresses where the complete information is available to investors, with content not less detailed than the one sent to the CVM, the SEC and the Stock Exchanges.

The disclosure of Material Information shall be made, whenever it is possible, prior to the start or after the closure of the trading sessions at the Stock Exchanges, in Brazil or abroad, in which the Company has its securities admitted to trading, prevailing the business hours of the Brazilian market in case of incompatibility between such Stock Exchanges.

In the case the disclosure of Material Information occur necessarily during business hours of one or more Stock Exchanges where the Company’s securities are admitted to trading, the Company will evaluate the need to request the suspension of trading of such securities (which will be requested simultaneously), for the necessary time to the proper dissemination of Material Information. The trading suspension referred herein will not be effective in Brazil during business hours of other Brazilian Stock Exchanges and whenever trading is not suspended.

According to the Disclosure Policy, the following are responsibilities of its Investor Relations Executive Officer:

(viii)	Disclosure and communication, in writing, of Material Information to the CVM, the SEC, the Stock Exchanges and to investors in general, immediately upon knowledge; and

(ix)	Ensure the wide and immediate dissemination of Material Information simultaneously to the CVM and to all markets where its securities are admitted to trading, as well as to the public in general.

Any meetings with external public to Eletrobras, with investors or with selected public, in Brazil or abroad, concerning matters that may constitute Material Information, may only take place in the presence of the Company’s directors and/or officers or of the managers of the Investor Relations’ department, aiming that any Material Information is properly disclosed to the market, pursuant to the Disclosure Policy.

Any Related Person that is aware, by reason of such relationship, of any Material Information or knows about the improper disclosure of Privileged Information shall report the act and/or fact, in writing, to the Investor Relations’ Officer. However, in case such Related Person verifies an unjustified omission of the Investor Relations’ Officer to comply with his duties, this person will not bear any liability if he reports the Material Information immediately to the CVM.

Accordingly, Related Persons with Access to Privileged Information, with the exception of constitutional and legal requirements of disclosure, will have the duty: (i) to keep the confidentiality of Material Information to which they have privileged access, by reason of their function or position at Eletrobras, until it is adequately disclosed to the market; (ii) ensure that subordinates and third parties of their trust also respect the confidentiality, being jointly liable with such persons in the event of breach of this obligation.

The Disclosure Policy also requires Related Persons to inform Eletrobras about ownership of securities issued by Eletrobras and about trading performed involving these securities.

Finally, Related Persons have the obligation to immediately disclose any confidential Material Information that is leaked or in the event of an abnormal fluctuation of quoted value, price or trading volume of Eletrobras’ securities that have been caused by a Material Information not yet disclosed.

The Eletrobras Disclosure Policy may be seen in the following link: http://www.eletrobras.com/elb/services/eletrobras/ContentManagementPlus/FileDownload.ThrSvc.asp?DocumentID={D9001363-9F73-4206-983B-7165017F8CB}&ServiceInstUID={BB206B46-8459-4913-8B30-3D05D1189D9B}&InterfaceInstUID={FAF0DAA8-1421-40D6-9369-BA88B8388736}&InterfaceUID={72215A93-CAA7-4232-A6A1-550B7CBEE2F}&ChannelUID={62E50383-3D3F-4EB5-8F93-8FDD8C9F9022}&PageUID={B877EC49-A5C5-4EE5-9CFC-FD2E8508C83D}&BrowserType=IE&BrowserVersion=6

21.3 Managers and officers responsible for the implementation, maintenance, evaluation and oversight of the information disclosure policy

According to item 21.2, the Company’s Investor Relations’ Officer is responsible for the disclosure and communication of Material Information, as well as to ensure its wide and immediate dissemination simultaneously throughout the markets in which the Company’s securities are admitted to trading.

In the absence or incapacity of the Investor Relations’ Officer the Company’s Chief Executive Officer will be empowered to perform the actions set forth in the Disclosure Policy.

21.4 Other material information

All material information has been disclosed in the aforementioned items.